3/17


06011742

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Hapoalim B.M.

*CURRENT ADDRESS 50 Rothschild Blvd.
Tel Aviv 66883
Israel

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34955 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/17/06





2005

bank hapoalim



2005

Contents

Board of Directors' Report on the Financial Statements
As at September 30, 2005

At the meeting of the Board of Directors held on November 22, 2005, it was resolved to approve and publish the consolidated unaudited financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period of January-September 2005.

The following are details of the principal changes and developments that occurred during the reported period:

Economic and Financial Developments

Most economic indicators for the third quarter of the year continue to point to rapid growth. A slowdown in the expansion of commodity exports has been recorded during the year, while domestic demand, and private consumption in particular, have grown considerably. Economic as well as geopolitical developments have greatly improved Israel's position globally, as expressed in sharp price increases in the capital market.

The Central Bureau of Statistics has published early estimates of national accounts for 2005, indicating that economic growth is expected to reach 5.1% this year, while the business sector GDP is expected to reach 6.4%. The rapid growth was apparent in the labor market as well: the unemployment rate dropped to 9.0% in the second quarter, versus 9.8% in the last quarter of the year 2004. The number of employed persons rose by 3.8% in the second quarter, as compared to the same quarter last year.

The composition of growth in Israel reflects global developments as well as local political events. The worldwide growth rate has slowed somewhat relative to 2004, both in developed countries and in emerging economies, likely as a result of the sharp increase in energy prices and the interest rate hikes, particularly in the United States, accounting for the deceleration in the growth of industrial exports. Conversely, developments in the geopolitical arena supported growth, and supported the capital market still more, as the stability in the security situation was maintained, and Israel carried out the disengagement from the Gaza strip in September 2005. The disengagement process went smoothly, particularly in view of the widespread concerns that preceded its implementation. These developments increased consumer confidence and led to an increase in the inflow of capital to Israel, through both direct investments and portfolio investment in tradable securities. The high growth rate and the decrease in uncertainty led to an increase in investments in the economic sectors, whereas investments in residential construction continued to decline. Note that considering the strong growth and favorable background conditions, the recovery of investments in the economy has been slow.

---

* The financial statements were prepared in reported values. The Consumer Price Index (known) increased by 1.9% during the first nine months of 2005. During this period, the shekel depreciated 6.7% against the U.S. dollar, and appreciated 5.9% against the Euro and 6.7% against the Swiss Franc.

Developments in the Global Economy

The global economy continues to grow at a rate surpassing multiannual averages, though slightly lower than the rate in 2004.The International Monetary Fund estimates that global economic growth will total 4.3% this year, versus 5.1% last year. Rapid growth continues in the developing countries, particularly in Asia; implications include the soaring oil prices, which reached $70 per barrel in September. The steep climb in energy prices has impeded developed countries' growth and increased inflationary pressures: the Consumer Price Index rose by 4.7% in the United States during the twelve month period ended in September. Inflation rose in the Euro bloc as well, although at 2.6% it is still lower than in the United States.The American economy seems to be posting continued high growth rates, despite the high energy prices and the hurricanes that hit the Gulf of Mexico coast, although growth did slow somewhat in comparison to 2004. The European economy is showing initial signs of recovery, and business confidence in the leading countries is rising.

The interest rate in the United States continued to increase, reaching 3.75% at the end of the third quarter. Heightened concerns over inflation are likely to lead to continued interest rate hikes in the United States.The start of an increase in the interest rate appears to be approaching in Europe as well.

Inflation and Exchange Rates

The Consumer Price Index increased at a high rate of 1.4% in the third quarter of the year, and recorded an increase of 1.9% since the beginning of the year. Global oil prices rose from $48 per barrel (WTI) in January to a record high of $70 per barrel at the beginning of September, contributing approximately half of the cumulative CPI increase. The depreciation of the shekel against the dollar also contributed to the price gains.

The shekel depreciated by 0.5% against the U.S. dollar during the third quarter, and by 6.7% in the first nine months of the year.The depreciation against the dollar mainly stemmed from its increased strength against other world currencies; thus the shekel depreciated just 2.2% against the currency basket since January. Capital movements showed an increase in investments in tradable securities abroad, which totaled $4.2 billion in the first nine months of 2005. Foreign investors also increased their investments in Israel, a trend which began in 2004 and reflects the improvement in the domestic economy and the decrease in uncertainty, and is part of the global trend of increased capital flow to emerging markets.

Fiscal and Monetary Policy

The condition of the State budget is better than planned, as a result of a sharp increase in tax revenues: a total deficit of NIS 2.9 billion accrued during the first nine months of the year, while the planned deficit for the full year is NIS 18.9 billion.Thus it seems that this year's annual deficit will be lower than the target of 3.4% of the GDP.The ratio of government debt to GDP also decreased slightly during the first half of the year, to 102%, and is expected to continue to fall in the second half of the year as well, as a result of the low budget deficit, greater than planned privatization, and high growth rates.

The Bank of Israel interest rate remained flat at 3.5% during the third quarter, but was raised by 0.25 percentage points each month in October and November, to 4%.The interest rate hikes were due to an increase in actual inflation, and a response to the ongoing increase in the interest rate in the United States, which equalized with the local rate in September. Estimates indicate that the interest rate in the United States will continue to rise, due to inflationary concerns, and the T-bill market in Israel reflects expectations of a continued increase in the interest rate here as well.

Money and Capital Markets

The economic growth and the improvement in Israel's global diplomatic standing led to price gains in almost every investment instrument in the capital market: the Tel Aviv 100 index rose by 14.8% in the third quarter, completing an 18.5% increase in the first nine months of the year. The bonds market also posted rising prices, with long-term yields to maturity continuing to fall: the yield of 10-year CPI linked bonds dropped to 3.3%, while the yield of 9-year unlinked Shahar type bonds fell to approximately 6% in September. It should be noted that the trend reversed in October, when subsequent to price declines in global capital market and the sharp increase in bond yields in the United States, leading stock indices declined in Israel as well, and long-term bond yields increased.

The average daily turnover of stocks and convertible securities (including off-market transactions) totaled NIS 982 million in the third quarter of 2005, an increase of 62% compared to the third quarter of 2004. The average daily trading volume of bonds totaled NIS 1,291 million in the third quarter of 2005, an increase of 53% compared with the third quarter of 2004.

Forward-Looking Information

The information contained in this report, with regard to the description of the Bank's business, its financial status, and the results of its operations, may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe", "expect", "plan", "should", "estimate", "forecast", and similar expressions indicate forward-looking information.

This information reflects the Bank's current viewpoint with regard to future events, based on estimates, and is therefore subject to risks and uncertainty.

Since the realization of these forecasts cannot be forecast with certainty, and actual events may differ from expectations, information defined as "forward-looking" should be treated with caution. Reliance on such information involves risks and uncertainty. The future financial and business results of the Bank Group may be materially different.

Profit and Profitability

The net profit of the Bank Group totaled NIS 2,288 million in the first nine months of 2005, compared with NIS 1,637 million in the same period last year, an increase of 39.8%. Net return on equity amounted to 21.2%, in annual terms in the first nine months of 2005, compared with 15.8% in the same period last year and 15.2% in the whole of 2004.

The increase in the Group's net profit, compared with the same period last year, resulted mainly from the following factors:

1. An NIS 300 million increase in profit from financing activities before provision for doubtful debts.
2. An NIS 241 million decrease in the provision for doubtful debts.
3. An NIS 312 million increase in operating and other income.
4. An NIS 260 million increase in net profit from extraordinary transactions after taxes.

However, the following factors had the effect of reducing net profit:

1. An NIS 330 million increase in operating and other expenses.
2. An NIS 147 million increase in tax expenses.

Profit from financing activities before provision for doubtful debts totaled NIS 5,632 million, compared with NIS 5,332 million in the same period last year, an increase of 5.6%. The increase mainly resulted from an increase in income from interest on problematic debts not previously recorded, from the positive effect of the 1.9% increase in the known CPI on the financial capital invested in the CPI-linked segment, compared with 1.2% in the same period last year and from an increase in the aggregate interest spread in the first nine months of 2005 which reached 1.55%, compared to 1.50% in the same period last year.

Set out below is the development of financing profit by principal segments of activity:

Segment	For the nine months ended September 30		
	2005	2004	Change
	NIS millions		%
Households Segment	**1,103**	1,085	1.7
Private Banking Segment	**669**	661	1.2
Small Business Segment	**643**	587	9.5
Housing Finance Segment	**184**	195	(5.6)
Commercial Segment	**324**	319	1.6
Corporate Segment	**1,218**	1,237	(1.5)
International Activity Segment	**644**	725	(11.2)
Financial Management Segment	**847**	523	62.0
Total	**5,632**	5,332	5.6

The provision for doubtful debts was made on a conservative basis and with due regard for the risks inherent in the credit portfolio. The provision for doubtful debts totaled NIS 1,016 million in the first nine months of 2005, compared with NIS 1,257 million in the same period last year, a decrease of 19.2%.

The specific provision for doubtful debts totaled NIS 987 million in the first nine months of 2005, compared with NIS 1,158 million in the same period last year, a decrease of 14.8%.

The decrease in the specific provision for doubtful debts in the first nine months of 2005 was in all segments of activity.

The specific provision for doubtful debts totaled NIS 203 million in the third quarter of 2005, a decrease as compared to NIS 276 million in the second quarter and NIS 508 million in the first quarter.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

Segment	For the nine months ended September 30		
	2005	2004	Change
	NIS millions		%
Households Segment	**32**	93	(65.6)
Private Banking Segment	**6**	-	-
Small Business Segment	**131**	218	(39.9)
Housing Finance Segment	**39**	48	(18.8)
Commercial Segment	**125**	157	(20.4)
Corporate Segment	**654**	699	(6.4)
International Activity Segment	**29**	42	(31.0)
Total	**1,016**	1,257	(19.2)

The most significant decrease in the provision for doubtful debts occurred in the Small Business Segment and in the Households Segment.

Set out below is the quarterly development of provisions for doubtful debts:

	2005			2004			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	NIS millions						
Specific provision	**203**	276	508	608	340	459	359
Supplementary provision	**19**	57	(47)	(97)	29	17	53
Total	**222**	333	461	511	369	476	412
Ratio of specific provision to total credit to the public:							
Balance sheet*	**0.45%**	0.61%	1.15%	1.33%	0.74%	0.99%	0.78%
Balance sheet and off-balance sheet*	**0.26%**	0.37%	0.71%	0.85%	0.53%	0.69%	0.55%

* In annual terms.

The ratio of the specific provision for doubtful debts to the total (balance-sheet) balance of credit to the public at the Bank Group's risk reached 0.7%, in annual terms, in the first nine months of 2005, compared with 0.9% in the same period last year and 1.0% in the whole of 2004. The ratio to the overall balance of (balance-sheet and off-balance sheet) credit to the public at the Bank Group's risk reached 0.4% in the first nine months of 2005, compared with 0.6% in the same period last year and in the whole of 2004.

The supplementary provision for doubtful debts, which is based on unidentified risk inherent in customer indebtedness portfolios, increased by NIS 29 million in the first nine months of 2005, compared to NIS 99 million in the same period last year. During the first nine months of 2005, the Supervisor of Banks approved the cancellation of a provision in the amount of NIS 29 million carried out in the past in respect of credit granted to finance shares tradable on the stock exchange for which a receiver had been appointed. The balance of the supplementary provision for doubtful debts totaled NIS 525 million on September 30, 2005.

The balance of the general provision totaled NIS 723 million on September 30, 2005. The cumulative balance of the general provision and the supplementary provision for doubtful debts totaled NIS 1,248 million on September 30, 2005.

Since the general provision and the supplementary provision for doubtful debts are not recognized as an expense for tax purposes, given the rates of tax on income, the balance of the general and supplementary provision was equivalent to a specific provision of approximately NIS 2.3 billion and accounted for 0.7% of total credit to the public (balance-sheet and off-balance sheet).

Profit from financing activities after provision for doubtful debts totaled NIS 4,616 million, compared with NIS 4,075 million in the same period last year, an increase of 13.3%.

Operating and other income totaled NIS 3,403 million, compared with NIS 3,091 million in the same period last year, an increase of 10.1%.

Income from capital market activity increased by 19.6%, and totaled NIS 1,147 million, compared with NIS 959 million in the same period last year. The increase mainly derived from income from commissions on securities transactions, which totaled NIS 496 million, compared with NIS 412 million in the same period last year, an increase of 20.4%. The increase resulted primarily from the substantial increase in turnover on the Tel-Aviv Stock Exchange. In addition, income from management fees of mutual funds increased, and amounted to NIS 369 million, compared with NIS 290 million in the same period last year, an increase of 27.2%, due to the growth in mutual fund assets.

Income from provident fund management fees increased by 9.7%, as a result of an increase in the volume of customers' assets, and totaled NIS 282 million, compared with NIS 257 million in the same period last year.

A net profit of NIS 50 million was recorded from investments in shares, due to sales of shares and gains in value recorded for investments in shares, compared with a net profit of NIS 73 million in the same period last year.

Operating and other income not derived from capital market activity and investment in shares amounted to NIS 2,206 million the first nine months of 2005, compared with NIS 2,059 million in the same period last year, an increase of 7.1%. Most of the increase derived from the contribution of credit card companies to the operating income of the Bank Group (before deduction of expenses relating to this activity), which totaled NIS 750 million, compared with NIS 665 million in the same period last year, an increase of 12.8%, and an increase in income from handling credit and contracts, which totaled NIS 244 million, compared with NIS 203 million in the same period last year, an increase of 20.2%.

Operating and other expenses totaled NIS 5,144 million, compared with NIS 4,814 million in the same period last year, an increase of 6.9%.

Salary expenses totaled NIS 3,013 million, compared with NIS 2,861 million in the same period last year, an increase of 5.3%, mostly due to an increase in the provision for employee bonuses, as a result of the increase in profitability, and the effect of the increase in the Bank's share price on the provision for phantom option plans.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 877 million, compared with NIS 834 million in the same period last year, an increase of 5.2%.

Other expenses totaled NIS 1,254 million, compared with NIS 1,119 million in the same period last year, an increase of 12.1%, mainly due to the marketing and advertising, computers, business commissions, claims, and customer damages items.

The coverage ratio of operating and other expenses by operating and other income reached 66.2%, compared with 64.2% in the same period last year, and 66.1% in the whole of 2004.

The ratio of expenses to income, calculated according to the ratio of operating and other expenses to profit from financing activities before provision for doubtful debts and to operating and other income, reached 56.9%, compared with 57.2% in the same period last year, and 56.5% in the whole of 2004.

Operating profit before taxes totaled NIS 2,875 million, compared with NIS 2,352 million in the same period last year, an increase of 22.2%.

The return of operating profit before taxes on equity[1] reached 26.2%, in annual terms, compared with 23.4% in the same period last year.

The provision for taxes on operating profit totaled NIS 1,200 million, compared with NIS 1,053 million in the same period last year. The effective tax rate as a percentage of operating profit before taxes reached 41.7%, compared to the statutory tax rate of 43.6%.

Operating profit after taxes totaled NIS 1,675 million, compared with NIS 1,299 million in the same period last year, an increase of 28.9%.

The return of operating profit after taxes on equity[1] reached 15.1%, in annual terms, compared with 12.8% in the same period last year.

The Bank's share in the net operating profits of equity-basis investees after taxes totaled NIS 84 million, compared with NIS 64 million in the same period last year.

Minority interests' share in net operating profits after taxes of consolidated companies totaled NIS 64 million, compared with NIS 59 million in the same period last year.

Net operating profit totaled NIS 1,695 million, compared with NIS 1,304 million in the same period last year.

Net profit from extraordinary transactions after taxes amounted to NIS 593 million, due mainly to the sale of most of the Bank's holdings in Signature Bank and the realization of shares of Amot. Profit from extraordinary transactions after taxes in the first nine months of 2004 totaled NIS 333 million, mainly stemming from profit from the decrease in the rate of holdings of Signature Bank following the issue of the shares to the public and the sale of Signature shares, and also profit from the sale of some shares of Clal Insurance Enterprises Holdings.

Net profit of the Bank Group for the first nine months of the year totaled NIS 2,288 million, compared with NIS 1,637 million in the same period last year, an increase of 39.8%.

Net return on equity, taking into consideration the date of record of the dividend, reached 21.2%, in annual terms, compared with 15.8% in the same period last year and 15.2% in the whole of 2004.

Net profit per share of NIS 1 par value of share capital amounted to NIS 1.82, compared with NIS 1.31 in the same period last year.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad, through the Bank, subsidiaries, branches, and representative offices, in all areas of banking, and provides a wide range of banking and financial services to its customers.

The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via eight main segments of activity. The division into segments of activity is based on the types of products and services, or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

(1) Taking into consideration the date on which the dividend is recorded in the financial statements, including minority interests' rights, and deducting investments in equity-basis investees.

The Bank's segments of activity are the following:

Households Segment - provides a range of banking services and financial products to households.

Private Banking Segment - provides a range of advanced banking services through various channels and financial products to private customers of medium to high net worth, including investment consulting services.

Small Business Segment - provides a range of banking services and financial products to small businesses using credit lines of up to $750,000.

Housing Finance Segment - includes loan-granting activity for the purchase, renovation, or construction of residential apartments, and the granting of loans, for any purpose, which are secured by the mortgage of residential apartments.

Commercial Segment - provides a range of banking services and financial products to middle market business customers that utilize credit of up to $10 million.

Corporate Segment - provides a range of banking services and financial products to large companies in the Israeli economy, with the granting of credit constituting the principal area of activity. The Segment's customers also include customers from the areas of settlement and local government.

International Activity Segment - includes the Bank Group's activity abroad, which is mainly conducted via the Bank's branches abroad and the Global Private Banking Center in Israel, subsidiaries in Switzerland, the USA, and the UK, and representative offices in America and Europe.

Financial Management Segment - responsible for the management of the Bank's proprietary portfolio, management of the different exposures, and support for the development and pricing of financial products. The Segment also includes the results of investments in equity-basis investees.

Others and Adjustments - includes all other activities of the Bank Group, each of which does not form a reportable sector, and adjustments of intersegmental activity.

The results of operations of the segments, categorized according to the main segments of activity, are detailed in Appendix D to the condensed financial statements.

Data on the segments' results were compiled in accordance with the Supervisor of Banks' directives concerning "principal segments of activity", and include the information as it is presented to the Board of Management.

The accounting principles applied in the presentation of the results of operations of the segments of activity of the Bank Group are those described in Note 2 to the Financial Statements as at December 31, 2004. The following are the main principles applied in dividing the operating results between the different segments:

Profit from financing activities - profit derived from activity conducted with external entities, calculated on the basis of the interest rate received from or paid to external customers of the different banking segments. Profit derived from intersegmental activity includes the cost of sources and uses from the Financial Management Segment, as well as the theoretical financing income that each segment derives from the capital allocated to it, based on the risk assets associated with each segment.

Provision for doubtful debts - the provision for doubtful debts is attributed to the segment to which the borrower against whose debt the provision is recorded belongs.

Operating and other income - attributed to the segment to which the customer belongs.

Operating and other expenses - the majority of expenses are identified with and attributed specifically to the segments. The remaining expenses that are not attributed as said are attributed, in accordance with predefined rules, to each of the segments of activity. The rules for attribution are based on the volumes of activity relevant to the types of costs in each segment, and on standard prices determined for each type of activity conducted with each segment's customers.

Debiting for intersegmental services - the segment that is responsible for a customer who receives services from another segment is debited by means of a fee calculation for services supplied by other segments to its customers. The costs of the segment providing the service are reduced accordingly, and the costs are concurrently charged to the segment to which the customer belongs. In addition, the operating income of the segment is debited for product development costs.

Taxes on income - the provision for tax on the results of operations of each segment was calculated according to the statutory rate of tax, taking into account the fact that the supplementary provision for doubtful debts is not recognized as an expense for tax purposes. The difference between the total provision for taxes in the different segments and the overall total provision for taxes was included in the Others and Adjustments Segment.

Shareholders' equity allocated to the segment - includes the sum of two components:

Shareholders' equity required in respect of credit risk - the balance of risk components in each segment, multiplied by the rate of tier-1 capital as at the balance sheet date.

Shareholders' equity required in respect of operational risk - according to a model used at the Bank to allocate capital to operational risks, based on data from the end of the preceding quarter.

Set out below are the results of operations of the Bank Group, by segments:

A. Net profit

	For the nine months ended September 30			For the three months ended September 30		
	2005	2004*	Change	**2005**	2004*	Change
	NIS millions		%	NIS millions		%
Households	**165**	133	24.1	**68**	67	1.5
Private Banking	**337**	340	(0.9)	**129**	138	(6.5)
Small Business	**86**	15	473.3	**43**	1	-
Housing Finance	**78**	94	(17.0)	**32**	27	18.5
Commercial Banking	**55**	27	103.7	**36**	6	-
Corporate Banking	**226**	229	(1.3)	**131**	140	(6.4)
International Activity	**177**	248	(28.6)	**70**	59	18.6
Financial Management	**562**	367	53.1	**259**	55	370.9
Others and Adjustments	**602**	184	227.2	**(7)**	97	-
Total	**2,288**	1,637	39.8	**761**	590	29.0

* Reclassified.

B. Balance sheet balances

	Credit to the public			Deposits from the public		
	Sept. 30 2005	Dec. 31 2004	Change	**Sept. 30 2005**	Dec. 31 2004	Change
	NIS millions		%	NIS millions		%
Households	**15,382**	14,665	4.9	**37,879**	39,206	(3.4)
Private Banking	**4,348**	3,938	10.4	**80,318**	82,064	(2.1)
Small Business	**13,085**	12,820	2.1	**13,364**	13,100	2.0
Housing Finance	**27,619**	26,446	4.4	**-**	-	-
Commercial Banking	**15,383**	14,105	9.1	**6,048**	4,868	24.2
Corporate Banking	**83,147**	86,612	(4.0)	**23,266**	15,562	49.5
International Activity	**20,581**	23,117	(11.0)	**39,147**	49,111	(20.3)
Financial Management	**653**	839	(22.2)	**2,768**	2,755	0.5
Total*	**180,198**	182,542	(1.3)	**202,790**	206,666	(1.9)

* Regarding the cessation of consolidation of Signature Bank data, see below in the description of the International Activity Segment.

Following are the condensed operating results of the principal segments, divided into sub-activities:

The Households Segment

Net profit of the Households Segment totaled NIS 165 million, compared to NIS 133 million in the same period last year.

The segment's income totaled NIS 2,199 million in the first nine months of 2005, compared with NIS 2,030 million in the same period last year, an increase of 8.3%. The increase resulted from growth in all areas of activity in the segment.,

The provision for doubtful debts totaled NIS 32 million in the first nine months of 2005, compared with NIS 93 million in the same period of 2004, reflecting a continued improvement in the repayment capability of Household Segment customers, as a result of the ongoing improvement in economic conditions, and as a result of the implementation of advanced statistical pricing and credit granting models.

Credit totaled NIS 15.4 billion on September 30, 2005, compared with NIS 14.7 billion at the end of 2004. The increase in credit balances resulted from an increase in customers' credit needs as well as an increase in the Bank's marketing activities.

Deposits from the public totaled NIS 37.9 billion on September 30, 2005, compared with NIS 39.2 billion at the end of 2004. The decrease in the balance of deposits resulted from a decrease in the attractiveness of deposits, due to the low interest rate, which caused a transition by customers to alternative investment channels, such as the capital market.

Set out below are the condensed results of operations of the Households Segment:

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the nine months ended September 30, 2005				
Profit from financing activities:				
- From externals	**594**	**-**	**-**	**594**
- Intersegmental	**509**	**-**	**-**	**509**
Operating and other income:				
- From externals	**587**	**393**	**173**	**1,153**
- Intersegmental	**(44)**	**-**	**(13)**	**(57)**
Total income	**1,646**	**393**	**160**	**2,199**
Provision for doubtful debts	**32**	**-**	**-**	**32**
Net profit	**43**	**80**	**42**	**165**

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the nine months ended September 30, 2004				
Profit from financing activities:				
- From externals	468	-	-	468
- Intersegmental	617	-	-	617
Operating and other income:				
- From externals	496	355	143	994
- Intersegmental	(38)	-	(11)	(49)
Total income	1,543	355	132	2,030
Provision for doubtful debts	93	-	-	93
Net profit	39	69	25	133

(1) Management fees from provident funds, mutual funds, and securities activity.

	Banking and financial services	Credit cards	Capital market[1]	Total
		NIS millions		
For the three months ended September 30, 2005				
Profit from financing activities:				
- From externals	**200**	-	-	**200**
- Intersegmental	**178**	-	-	**178**
Operating and other income:				
- From externals	**200**	**143**	**59**	**402**
- Intersegmental	**(16)**	-	**(4)**	**(20)**
Total income	**562**	**143**	**55**	**760**
Provision for doubtful debts	**13**	-	-	**13**
Net profit	**27**	**28**	**13**	**68**

	Banking and financial services	Credit cards	Capital market[1]	Total
		NIS millions		
For the three months ended September 30, 2004				
Profit from financing activities:				
- From externals	192	-	-	192
- Intersegmental	163	-	-	163
Operating and other income:				
- From externals	179	123	51	353
- Intersegmental	(13)	-	(3)	(16)
Total income	521	123	48	692
Provision for doubtful debts	27	-	-	27
Net profit	40	24	3	67

(1) Management fees from provident funds, mutual funds, and securities activity.

New products and services

1. During 2005, the Bank launched two new systems:

- A new, unique, innovative interactive stock market system that identifies voice commands on the "Poalim by Telephone" service. The system is available to "Poalim by Telephone " customers, and allows them to receive information about Tel Aviv 100 stocks, indices in Israel, derivatives, global indices, currency exchange rates, and more, using voice commands.
- A new upgraded system for financial information and online trading: "Poalim Capital Market Online". The system enables Bank customers who do banking transactions through the Internet to enjoy convenient, smart, professional portfolio management, anytime and anywhere, combining comprehensive information with a user-friendly, rapid trading system.

2. "Gmul Le'Atid" - a family of products that enable Bank customers to continue to save using standing orders, in a format similar to provident funds, but without impairing the future liquidity of the savings, as determined in light of the change in provident fund regulations as of January 2006, which allows withdrawal of new deposits only after age 60.

Restrictions and supervision of the Segment's activity

- For details regarding regulatory involvement in the area of banking commissions, see the "Other Matters" section below.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and his declaration of Isracard as the holder of a monopoly, see the "Subsidiary and Affiliated Companies" section below.
- The Supervisor of Banks has issued Proper Conduct of Banking Business Directive No. 325 (hereafter: the "Directive"), which concerns the prohibition of deviations in excess of the approved credit limit in current accounts, and requires that current account credit limits be fixed in an agreement with the customer. According to the Directive, all customers to whom the Bank is willing to allow negative current account balances must sign a preliminary agreement with regard to the credit limit in their account. Only customers who have signed a preliminary agreement may receive, under certain circumstances, credit limits unilaterally enlarged by the Bank.

  The Bank has notified the Supervisor of Banks that implementation of the Directive requires comprehensive operational preparations, which require extensive inputs and are expected to take a considerable amount of time. The Bank has expressed its concern that it will be unable to fully complete the actions required under the Directive by January 1, 2006. On August 17, 2005, the Supervisor eased the requirements of all the banks with regard to the implementation of the Directive, after several banks reported various temporary difficulties in its implementation, according to the Supervisor. Under the eased requirements, the Bank will be permitted to unilaterally grant credit limits also to customers who have not yet signed a preliminary credit limit agreement, until January 1, 2007.

  The Bank is preparing to implement the Directive, as amended in the Supervisor's aforementioned letter, by January 1, 2006.

  It should also be noted that the fact that the Directive requires a fundamental change in the basic habits of many Bank customers (and customers of the banking system in general) as consumers of banking services, within an extremely short period, may have an impact on consumers' behavior and their ability to cope with the change.

  Beyond the inputs required to adapt systems, the Directive may have an effect on the Bank's income which cannot be assessed at this time.

Material agreements

For details regarding the sale of PKN, see the section on "Capital Market Activity" below.

Legal proceedings

See Note 3 to the condensed financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see Note 2 to the condensed financial statements.

The Private Banking Segment

Net profit of the Private Banking Segment totaled NIS 337 million in the first nine months of 2005, compared with NIS 340 million in the same period last year, a decrease of 0.9%. Operating income in the area of banking and financial activity decreased by 57.2%, due to the intensified competition in the segment.

Income from capital market activity, including securities activity and investments in provident and mutual funds, totaled NIS 503 million in the first nine months of 2005, an increase of 23.0% compared with the same period last year. In addition, income from credit card activity improved, amounting to NIS 159 million, an increase of 11.2% compared with the same period last year.

Deposits from the public totaled NIS 80.3 billion on September 30, 2005, compared with NIS 82.1 billion at the end of 2004. The decrease in the balance of deposits resulted from a decrease in the attractiveness of deposits, due to the low interest rate, which caused a transition by customers to alternative investment channels, such as the capital market.

Set out below are the condensed operating results of the Private Banking Segment:

	Banking and financial services	Credit cards	Capital market[(1)]	Total
	NIS millions			
For the nine months ended September 30, 2005				
Profit from financing activities:				
- From externals	**(2,043)**	**-**	**-**	**(2,043)**
- Intersegmental	**2,712**	**-**	**-**	**2,712**
Operating and other income:				
- From externals	**110**	**159**	**595**	**864**
- Intersegmental	**(20)**	**-**	**(92)**	**(112)**
Total income	**759**	**159**	**503**	**1,421**
Provision for doubtful debts	**6**	**-**	**-**	**6**
Net profit	**132**	**42**	**163**	**337**

	Banking and financial services	Credit cards	Capital market[(1)]	Total
	NIS millions			
For the nine months ended September 30, 2004				
Profit from financing activities:				
- From externals	(1,769)	-	-	(1,769)
- Intersegmental	2,430	-	-	2,430
Operating and other income:				
- From externals	173	143	480	796
- Intersegmental	(16)	-	(71)	(87)
Total income	818	143	409	1,370
Provision for doubtful debts	-	-	-	-
Net profit	172	33	135	340

(1) Management fees from provident funds, mutual funds, and securities activity.

	Banking and financial services	Credit cards	Capital market[1]	Total
		NIS millions		
For the three months ended September 30, 2005				
Profit from financing activities:				
- From externals	**(602)**	**-**	**-**	**(602)**
- Intersegmental	**835**	**-**	**-**	**835**
Operating and other income:				
- From externals	**46**	**59**	**206**	**311**
- Intersegmental	**(6)**	**-**	**(32)**	**(38)**
Total income	**273**	**59**	**174**	**506**
Provision for doubtful debts	**4**	**-**	**-**	**4**
Net profit	**57**	**15**	**57**	**129**

	Banking and financial services	Credit cards	Capital market[1]	Total
		NIS millions		
For the three months ended September 30, 2004				
Profit from financing activities:				
- From externals	(434)	-	-	(434)
- Intersegmental	655	-	-	655
Operating and other income:				
- From externals	93	49	154	296
- Intersegmental	(5)	-	(23)	(28)
Total income	309	49	131	489
Provision for doubtful debts	-	-	-	-
Net profit	71	11	56	138

(1) Management fees from provident funds, mutual funds, and securities activity.

New products and services

See the "Households Segment" section above.

Restrictions and supervision of the Segment's activity

- For details regarding the regulatory involvement in the area of banking commissions, see the "Other Matters" section below.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and his declaration of Isracard as the holder of a monopoly, see the "Subsidiary and Affiliated Companies" section below.
- With regard to the directives of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.

Material agreements

With regard to the sale of PKN, see the section on "Capital Market Activity" below.

Legal proceedings

See Note 3 to the condensed financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see Note 2 to the condensed financial statements.

The Small Business Segment

Net profit of the Small Business Segment totaled NIS 86 million in the first nine months of 2005, compared with NIS 15 million in the same period last year.

The increase in net profit mainly resulted from a 40% decrease in the provision for doubtful debt, and an increase at a rate of about 35% in income from capital market activity.

Set out below are the condensed operating results of the Small Business Segment:

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the nine months ended September 30, 2005				
Profit from financing activities:				
- From externals	**529**	**-**	**-**	**529**
- Intersegmental	**114**	**-**	**-**	**114**
Operating and other income:				
- From externals	**228**	**63**	**58**	**349**
- Intersegmental	**(29)**	**-**	**(8)**	**(37)**
Total income	**842**	**63**	**50**	**955**
Provision for doubtful debts	**131**	**-**	**-**	**131**
Net profit	**54**	**16**	**16**	**86**

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the nine months ended September 30, 2004				
Profit from financing activities:				
- From externals	590	-	-	590
- Intersegmental	(3)	-	-	(3)
Operating and other income:				
- From externals	217	57	43	317
- Intersegmental	(25)	-	(6)	(31)
Total income	779	57	37	873
Provision for doubtful debts	218	-	-	218
Net profit (loss)	(9)	13	11	15

(1) Management fees from provident funds, mutual funds, and securities activity.

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the three months ended September 30, 2005				
Profit from financing activities:				
- From externals	**217**	**-**	**-**	**217**
- Intersegmental	**4**	**-**	**-**	**4**
Operating and other income:				
- From externals	**80**	**23**	**19**	**122**
- Intersegmental	**(13)**	**-**	**(3)**	**(16)**
Total income	**288**	**23**	**16**	**327**
Provision for doubtful debts	**29**	**-**	**-**	**29**
Net profit	**33**	**5**	**5**	**43**

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the three months ended September 30, 2004				
Profit from financing activities:				
- From externals	229	-	-	229
- Intersegmental	(22)	-	-	(22)
Operating and other income:				
- From externals	75	20	14	109
- Intersegmental	(8)	-	(2)	(10)
Total income	274	20	12	306
Provision for doubtful debts	101	-	-	101
Net profit (loss)	(8)	5	4	1

(1) Management fees from provident funds, mutual funds, and securities activity.

New products and services

See the "Households Segment" section above.

Restrictions and supervision of the Segment's activity

- For details regarding regulatory involvement in the area of banking commissions, see the "Other Matters" section.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and his declaration of Isracard as the holder of a monopoly, see the "Subsidiary and Affiliated Companies" section below.
- With regard to the directives of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.

Material agreements

With regard to the sale of PKN, see the section on "Capital Market Activity" below.

Legal proceedings

See Note 3 to the condensed financial statements.

The Housing Finance Segment

Changes in the Segment's volume of activity and net profit

Net profit of the Housing Finance Segment totaled NIS 78 million in the first nine months of 2005, compared with NIS 94 million in the same period last year, a decrease of 17%, mainly due to a decrease in commissions and interest allocated against theoretical capital, as a result of the decrease in interest rates in the economy.

New products

The Bank launched three new products in this segment in 2005:

"Poalim Zakaut" - through this product, the Bank offers a significant benefit in mortgage rates to its customers, applicable to part of the loan amount, based on the extent of their banking activity with the Bank. The rate benefit is given for fixed-interest, CPI-linked loans for periods of up to 18 years, in amounts ranging from NIS 40,000 to NIS 110,000 (a maximum 40% of the total amount of the mortgage taken from Bank funds).

"Maternity Leave" - a 'break' of three consecutive months from mortgage payments, deferred to the end of the loan period, upon the birth of a baby in the family. This benefit may be utilized three times during the lifetime of the loan, within six months of the birth.

"Ogen" Mortgage - an innovative product, offering a floating-interest, CPI-linked mortgage for a period of 4-25 years. The baseline interest rate of the mortgage (the "Ogen" Mortgage rate) is updated when the loan is granted and on the dates of changes in the interest rate, based on the average yields to maturity of government bonds (as defined in the program), with the addition of a risk rate predetermined when the loan is granted. The "Ogen" Mortgage has eight possible interest change frequencies, to be selected by the customer.

In 2005, the Bank launched a new website for the mortgages area within the Bank's site, at www.bankhapoalim.co.il/mashkanta. The website offers visitors guidance all the way to buying a home of their own. The website offers comprehensive information on mortgages, aimed at helping customers during the decision-making process. In addition, the site contains information about various products and services, decision-making tools, calculators, a glossary, useful links, and more.

Legal proceedings

See Note 3 to the condensed financial statements.

The Commercial Segment

Net profit of the Commercial Segment totaled NIS 55 million in the first nine months of 2005, compared with NIS 27 million in the same period last year.

Restrictions and supervision of the Segment's activity

With regard to the directives of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see Note 2 to the condensed financial statements.

The Corporate Segment

Changes in the Segment's volume of activity and net profit

Net profit of the Corporate Segment totaled NIS 226 million in the first nine months of 2005, compared with NIS 229 million in the same period last year. The provision for doubtful debts in the first nine months of 2005 totaled NIS 654 million, compared with NIS 699 million in the same period last year. The decrease in provisions was influenced by the reduced provision in respect of several borrowers for whom provisions were made in the past.

A NIS 326 million decrease in level of provisions for doubtful debts was recorded in the construction and real estate sector in January-September 2005 compared to the same period last year. The provision during the period totaled NIS 451 million.

Total credit as at September 30, 2005, amounted to NIS 83.1 billion, compared with NIS 86.6 billion at the end of 2004. The decrease resulted from credit repayments by several major borrowers and a transition of customers to alternative non-banking financing sources. Deposits from the public totaled NIS 23.3 billion as at September 30, 2005, compared with NIS 15.6 billion on December 31, 2004, an increase of 49%.

Set out below are the condensed operating results of the Corporate Segment:

	Banking and financial services	Credit cards	Capital market[1]	Construction and real estate	Total
	NIS millions				
For the nine months ended September 30, 2005					
Profit from financing activities:					
- From externals	**3,871**	**-**	**-**	**932**	**4,803**
- Intersegmental	**(2,886)**	**-**	**-**	**(699)**	**(3,585)**
Operating and other income:					
- From externals	**77**	**5**	**55**	**20**	**157**
- Intersegmental	**3**	**-**	**(21)**	**-**	**(18)**
Total income	**1,065**	**5**	**34**	**253**	**1,357**
Provision for doubtful debts	**328**	**-**	**-**	**326**	**654**
Net profit (loss)	**275**	**2**	**8**	**(59)**	**226**

	Banking and financial services	Credit cards	Capital market[1]	Construction and real estate	Total
	NIS millions				
For the nine months ended September 30, 2004					
Profit from financing activities:					
- From externals	3,894	-	-	927	4,821
- Intersegmental	(2,917)	-	-	(667)	(3,584)
Operating and other income:					
- From externals	95	5	30	16	146
- Intersegmental	15	-	(8)	-	7
Total income	1,087	5	22	276	1,390
Provision for doubtful debts	248	-	-	451	699
Net profit (loss)	336	2	6	(115)	229

(1) Management fees from provident funds, mutual funds, and securities activity.

	Banking and financial services	Credit cards	Capital market[1]	Construction and real estate	Total
	NIS millions				
For the three months ended September 30, 2005					
Profit from financing activities:					
- From externals	**1,106**	**-**	**-**	**345**	**1,451**
- Intersegmental	**(795)**	**-**	**-**	**(248)**	**(1,043)**
Operating and other income:					
- From externals	**16**	**1**	**28**	**9**	**54**
- Intersegmental	**8**	**-**	**(5)**	**-**	**3**
Total income	**335**	**1**	**23**	**106**	**465**
Provision for doubtful debts	**13**	**-**	**-**	**122**	**135**
Net profit (loss)	**138**	**1**	**7**	**(15)**	**131**

	Banking and financial services	Credit cards	Capital market[1]	Construction and real estate	Total
	NIS millions				
For the three months ended September 30, 2004					
Profit from financing activities:					
- From externals	921	-	-	206	1,127
- Intersegmental	(581)	-	-	(123)	(704)
Operating and other income:					
- From externals	24	1	12	4	41
- Intersegmental	6	-	(2)	-	4
Total income	370	1	10	87	468
Provision for doubtful debts	(48)	-	-	175	127
Net profit (loss)	192	1	2	(55)	140

(1) Management fees from provident funds, mutual funds, and securities activity.

Restrictions and supervision of the Segment's activity

- With regard to the directives of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.

The International Activity Segment

Changes and developments in the structure of the Segment

The following information refers to changes in various areas of the segment's operation, in comparison to the description in the annual financial statements for 2004:

Subsequent to a resolution passed by the Bank's Board of Directors to sell the Bank's entire holdings in Signature Bank through the publication of a sale offer to the public in the United States, the majority of the Bank's holdings in Signature Bank were sold on March 31, 2005. As a result of the sale, the Bank ceased consolidating the financial statements of Signature Bank as of the end of the first quarter of 2005. (Profit and loss data for Signature Bank were included in the statement of profit and loss for the first quarter only, since the sale was carried out at the quarter's end).

In April 2005, an additional quantity of shares of Signature Bank was sold. Following these sales, the Bank holds 5.7% of the share capital of Signature Bank. As a result of the sale of the shares and the cessation of consolidation of the financial statements of Signature Bank as of the end of the first quarter of 2005, the segment's balances decreased in comparison to the balances reported at the end of 2004.

Set out below are data concerning the principal balance sheet items included with respect to Signature Bank in assets of the International Activity Segment at the end of 2004:

	NIS billions
Investments in securities	11.0
Credit to the public	2.9
Deposits from the public	11.6
Total balance sheet	13.6

As a result of the cessation of consolidation of Signature Bank, the number of direct employees of the segment decreased by approximately 300 but increased as a result of the absorption of 76 Maritime employees. The number of direct employees of the segment totaled 693 as at September 30, 2005, compared to 915 direct employees employed by the segment at the end of 2004.

On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of the Swiss bank, Bank of New York - Inter Maritime Bank, Geneva (hereafter: "Maritime"). The consideration paid by Bank Hapoalim (Switzerland) Ltd. was approximately 102 million Swiss Francs, subject to various adjustments to be carried out between the parties, including, among others, adjustments based on the volume of Maritime customers' assets at various dates specified in the agreement. The excess cost of the acquisition over the equity of Maritime, based on an estimate of the consideration to be paid, is approximately NIS 99 million.

Set out below are key data from the financial statements of Maritime as at September 30, 2005, as included in the consolidated financial statements of the Bank Group:

	NIS millions
Total assets	908
Credit to the public	421
Deposits from the public	517

During the last quarter of 2004, the New York branch began the process of a transition to a new credit system (ACBS), in order to support the Bank's current business objectives in the United States. The transition will be carried out in stages. One business unit (out of three) converted to the new system during the first half of 2005. Conversion of a second unit was completed in mid-October 2005, and conversion of the third unit is planned for completion by the end of the year. During the first half of 2005, preparations began for the implementation of new business initiatives based on the strategic plan approved for 2005-2007. The first initiative to be implemented is the establishment of an MBS (mortgage-backed securities) portfolio. Until September 30, 2005, the Bank had invested a total of $940 million in MBS.

The Bank recently completed the acquisition of exclusive rights to advise customers and refer them to securitization services through issues of commercial paper of two U.S. corporations: Voyager Funding Corporation and Venus Funding Corporation. The aim of the acquisition is to offer securitization services to the Bank's large customers in the United States and in Israel.

The Bank also recently signed an agreement for the acquisition of the broker-dealer Investec (US) Inc. (hereafter: Investec), which operates in New York. Completion of the acquisition is subject to regulatory approvals in Israel and in the United States. The acquisition will enable the Bank to expand the scope of its activity in securities on behalf of its institutional customers as well as Global Private Banking customers. For details, see the section on the Bank Group's activity in the United States, below.

C Kredi Ve Kalkimna Bankasi A.S. - (hereafter: "C BANK") - On September 13, 2005, the Bank signed a term sheet, according to which the Bank may acquire over 50% of the means of control of C BANK, a Turkish bank, via share allotment, and become its controlling shareholder, in consideration for an investment of approximately $113 million. The Bank's goal is to develop activities, through C BANK, in the areas of corporate and retail banking in Turkey.

Signing of the acquisition agreement and completion of the transaction are contingent, among other things, on the outcome of negotiations with C BANK's current controlling shareholder, approval by the Bank's Board of Directors, and receipt of the required approvals by the relevant authorities in Israel and in Turkey.

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 177 million in the first nine months of 2005, compared with NIS 248 million in the same period of 2004. The decrease mainly resulted from the cessation of inclusion of Signature data as of the second quarter of 2005, following the sale of its shares. Neutralizing Signature, the Segment's net profit increased by NIS 15 million compared to the same period last year.

Set out below are the condensed operating results of the International Activity Segment:

	U.S. branches	U.K. branches	Int'l private banking in Israel	Bank Hapoalim Switzerland	Signature Bank	Other companies	Total
	NIS millions						
For the nine months ended September 30, 2005							
Profit from financing activities	**303**	**89**	**29**	**71**	**99**	**53**	**644**
Operating and other income	**65**	**4**	**27**	**141**	**15**	**82**	**334**
Total income	**368**	**93**	**56**	**212**	**114**	**135**	**978**
Provision for doubtful debts	**24**	**-**	**-**	**2**	**3**	**-**	**29**
Net profit	**56**	**7**	**20**	**43**	**15**	**36**	**177**

	U.S. branches	U.K. branches	Int'l private banking in Israel	Bank Hapoalim Switzerland	Signature Bank	Other companies	Total
	NIS millions						
For the nine months ended September 30, 2004							
Profit from financing activities	277	100	27	53	247	21	725
Operating and other income	60	2	36	121	40	62	321
Total income	337	102	63	174	287	83	1,046
Provision for doubtful debts	18	15	-	-	9	-	42
Net profit	53	19	25	38	101	12	248

	U.S. branches	U.K. branches	Int'l private banking in Israel	Bank Hapoalim Switzerland	Signature Bank	Other companies	Total
	NIS millions						
For the three months ended September 30, 2005							
Profit from financing activities	**117**	**30**	**10**	**34**	**-**	**21**	**212**
Operating and other income	**22**	**2**	**7**	**61**	**-**	**27**	**119**
Total income	**139**	**32**	**17**	**95**	**-**	**48**	**331**
Provision for doubtful debts	**8**	**-**	**-**	**2**	**-**	**-**	**10**
Net profit	**27**	**2**	**5**	**18**	**-**	**18**	**70**

	U.S. branches	U.K. branches	Int'l private banking in Israel	Bank Hapoalim Switzerland	Signature Bank	Other companies	Total
	NIS millions						
For the three months ended September 30, 2004							
Profit from financing activities	102	37	8	23	86	4	260
Operating and other income	20	1	11	41	13	19	105
Total income	122	38	19	64	99	23	365
Provision for doubtful debts	18	17	-	-	3	-	38
Net profit	19	2	7	16	13	2	59

Events or matters outside the Segment's ordinary course of business

With regard to the police investigation concerning alleged suspicions of money laundering, see "Other Matters".

The Financial Management Segment

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 562 million in the first nine months of 2005, compared with NIS 367 million in the same period last year.

The increase derives mainly from financial profit resulting from the influence of the changes in the CPI and exchange rates on the Bank's financial capital.

This Segment includes net profits from investments in shares, which totaled NIS 50 million in January-September 2005, compared with NIS 73 million in the same period last year.

The results of the Bank's investments in equity-basis investees, which are also included in this Segment, contributed a total of NIS 84 million to operating profit in January-September 2005, compared with NIS 64 million in the same period last year.

Profits from extraordinary activities after taxes in respect of the sale of equity-basis investees were also recorded in this Segment, in the amount of NIS 39 million in January-September 2005, compared with NIS 37 million in the same period last year.

Operation of a new system for the operation and management of dealing rooms at the Bank

In May 2005, the Bank transferred trading activity in futures and options on currency exchange rates to a new information system. The conversion represents the completion of a key stage in the Bank's strategy of effecting a transition to a uniform platform for the management and operation of all dealing room activity at the Bank.

The new system is based on the off-the-shelf software OPICS, by the global software company Misys Wholesale Banking Systems, adapted to the unique needs of the Bank and the local market. At the present stage, the system supports full management (from transaction entry to accounting records and revaluation) of futures and currency option transactions, as well as inter-bank deposits, management of the Bank's currency positions, and management of customers' positions. In 2006, the Bank plans to transfer the dealing rooms' activity in interest products and interest derivatives to the new platform.

The system is installed at the Bank's dealing rooms in Tel Aviv and New York. In the future, it will allow global management of the Bank's dealing room activity in real time, around the clock.

Operation of a new asset and liability management system

A new asset and liability management (ALM) system was introduced in 2005. The system will enable sophisticated analysis and management of the Bank's balance sheet market exposures, and is a significant component in the enhancement of financial management at the Bank.

The ALM system is based on Convergence and Insight software by the Bancware division of Sungard, one of the world's largest software companies specializing in the financial sector.

New products

The following are changes in various areas of the segment's activity, in comparison to the description presented in the Financial Statements for 2004:

In March 2005, the Bank, via Poalim Hanpakot, issued CPI-linked zero-coupon bonds, the first issue of its kind in Israel.

In 2005, the Bank began to invest directly in mortgage-backed securities and increased its investments in complex credit derivatives (such as CDOs).

Others and Adjustments

This framework includes all other activities of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include: investment banking, trust activity, credit card activity not attributed to the banking Segments, and nonrecurring effects of realization of investments and of decline in the rate of holdings in subsidiary and affiliated companies. In addition, this activity includes adjustment of intersegmental activities.

Net profit of this framework totaled NIS 602 million in January-September 2005, compared with NIS 184 million in the same period last year. The increase was mainly due to profit from extraordinary activities, attributed to this framework only, in the amount of NIS 554 million, resulting mainly from the sale of the shares of Signature Bank, compared with NIS 296 million in the same period last year, in which the profit resulted from the decrease in the rate of holdings and the sale of shares in Signature Bank.

Set out below is the distribution of the results of credit card operations by segments of activity:

	Operating and other income				Net profit			
	For the nine months ended September 30		For the three months ended September 30		For the nine months ended September 30		For the three months ended September 30	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	NIS millions							
Households	**393**	355	**143**	123	**80**	69	**28**	24
Private banking	**159**	143	**59**	49	**42**	33	**15**	11
Small businesses	**63**	57	**23**	20	**16**	13	**5**	5
Corporate banking	**5**	5	**1**	1	**2**	2	**1**	1
Commercial banking	**7**	7	**1**	3	**2**	2	**-**	1
Incoming tourism and activity of customers of banks outside the Group	**153**	134	**54**	50	**16**	15	**5**	6
Total	**780**	701	**281**	246	**158**	134	**54**	48

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 260.4 billion, compared with 262.0 billion on December 31, 2004, a decrease of 0.6%. The decrease was mainly due to the cessation of inclusion of the balance sheet balances of Signature Bank, as of the date of the sale of the majority of the Bank's holdings in Signature Bank at the end of the first quarter of 2005.

Excluding the balances of Signature Bank, the total balance sheet increased by 4.8% compared to the end of 2004.

With regard to the cessation of consolidation, see Note 6 to the condensed financial statements.

Set out below are the developments in the main balance sheet items:

	Sept. 30 2005	Dec. 31 2004	Change		Excluding Signature Bank data: Dec. 31 2004	Change	
	NIS millions		NIS millions	%	NIS millions	NIS millions	%
Total balance sheet	**260,437**	262,042	(1,605)	(0.6)	248,454	11,983	4.8
Credit to the public	**180,198**	182,542	(2,344)	(1.3)	179,615	583	0.3
Cash on hand and deposits with banks	**36,128**	31,041	5,087	16.4	30,735	5,393	17.5
Securities	**31,746**	35,929	(4,183)	(11.6)	24,936	6,810	27.3
Deposits from the public	**202,790**	206,666	(3,876)	(1.9)	195,051	7,739	4.0
Deposits from banks	**6,310**	7,301	(991)	(13.6)	6,072	238	3.9
Bonds and subordinated notes	**20,681**	18,251	2,430	13.3	18,251	2,430	13.3
Shareholders' equity	**16,471**	15,166	1,305	8.6	15,166	1,305	8.6

Set out below are the developments in balances of customers' assets managed by the Bank Group:

	Sept. 30 2005*	Dec. 31 2004**	Change	
	NIS millions		NIS millions	%
Managed by mutual funds	**46,704**	39,066	7,638	19.6
Managed by provident funds and advanced study funds	**94,182**	86,395	7,787	9.0
Securities portfolios	**137,945**	103,516	34,429	33.3
Total	**278,831**	228,977	49,854	21.8

* Including customers' assets from the first-time consolidation of Maritime, in the amount of NIS 8,433 million.

** Balances as at the end of 2004 include balances in respect of Signature Bank in the amount of NIS 4,114 million.

Credit to the public amounted to NIS 180.2 billion, compared with NIS 182.5 billion at the end of 2004. The decrease resulted from credit repayments by several major borrowers, a transition of customers to alternative non-banking financing sources, and the cessation of consolidation of the data of Signature Bank. Neutralizing the balances of Signature Bank, this item increased by 0.3%.

Total deposits amounted to NIS 212.2 billion, compared with NIS 218.0 billion at the end of 2004. These deposits include deposits from the public, deposits from the Government, and deposits from the Bank of Israel and other banks.

Deposits from the public totaled NIS 202.8 billion, compared with NIS 206.7 billion at the end of 2004. The decrease resulted from the cessation of consolidation of Signature Bank. Excluding the balances of Signature Bank, this item increased by 4.0%, compared with the end of 2004.

Bonds and subordinated notes totaled NIS 20.7 billion, compared with NIS 18.3 billion at the end of 2004, an increase of 13.3%, mainly due to issues of bonds to the public.

The value of the securities held by the Bank Group totaled NIS 31.7 billion, compared with NIS 35.9 billion at the end of 2004, a decrease of 11.6%. The decrease resulted from the cessation of consolidation of Signature Bank. Neutralizing the balances of Signature Bank, this item increased by 27.3% compared with the end of 2004.The increase resulted mainly from investments of the Bank's U.S. branches in mortgage-backed securities, at a total value of $0.9 billion.

Shareholders' equity totaled NIS 16.5 billion, compared with NIS 15.2 billion at the end of 2004, an increase of 8.6%. The increase is attributable mainly to the increase in net profit in the first nine months of 2005, which was offset by dividends totaling NIS 1,257 million.

The ratio of shareholders' equity to total assets reached 6.3%, compared with 5.8% at the end of 2004.

The ratio of capital to risk assets reached 10.96%, compared with 10.99% at the end of 2004. The ratio of core (Tier 1) capital to risk assets was 7.37%, compared with 7.42% at the end of 2004.

Tier 1 capital includes subordinated capital notes in the amount of NIS 477 million, which were authorized by the Supervisor of Banks as "hybrid capital subordinated notes".

Tier 2 capital includes upper Tier 2 capital (deferred notes and general provisions for doubtful debts), which totaled NIS 1,472 million on September 30, 2005, and contributed 0.63 percentage points to the overall capital ratio.

Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in various economic sectors, mainly in Israel, through equity-basis investees.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit totaled NIS 712 million in January-September 2005, compared with NIS 654 million in the same period last year. The Bank's return on its investment in subsidiary and affiliated companies reached 9.3%, in annual terms, in the first nine months of 2005, compared with 9.8% in the same period last year.

The Bank's investment in subsidiary and affiliated companies on September 30, 2005, totaled NIS 13.2 billion, compared with NIS 11.4 billion at the end of 2004.

Banking Subsidiaries in Israel (Bank Otsar Hahayal, Bank Yahav, and Bank Massad) contributed a total of NIS 53 million to the Bank's net operating profit, compared with NIS 66 million in the same period last year. The Bank's return on its investments in banking subsidiaries in Israel reached 10.3% in the first nine months of 2005, compared with 13.9% in the same period last year. The Bank's investment in banking subsidiaries in Israel on September 30, 2005, totaled NIS 0.8 billion, compared with NIS 0.7 billion at the end of 2004.

The following is a review of the activities of the principal companies:

Bank Otsar Hahayal - serves customers in the defense network through branches located in defense network installations, as well as customers in the civilian sector, focusing on households and small to medium-sized business customers.

Bank Otsar Hahayal's net profit totaled NIS 52 million in the first nine months of 2005, compared with NIS 49 million in the same period last year. Net return on equity amounted to 12.2%, compared with 12.3% in the same period last year.

Bank Otsar Hahayal's contribution to the Bank's net operating profit amounted to NIS 22 million, compared with NIS 36 million in the same period last year. The Bank's investment in Bank Otsar Hahayal on September 30, 2005, totaled NIS 432 million.

Under the permit the Bank received from the Governor of the Bank of Israel, the Bank must sell its holdings in Bank Otsar Hahayal by December 31, 2005.

Bank Yahav - a bank specializing in the provision of services to civil servants and to employees of government companies and corporations.

Bank Yahav's net profit totaled NIS 49 million in the first nine months of 2005, compared with NIS 40 million in the same period last year. Net return on equity amounted to 17.9%, compared with 15.9% in the same period last year.

Bank Yahav's contribution to the Bank's net operating profit amounted to NIS 24 million, compared with NIS 19 million in the same period last year. The Bank's investment in Bank Yahav on September 30, 2005, totaled NIS 209 million.

Bank Massad - specializes in providing services to employees of the education sector, other salaried employees, and owners of small businesses.

Bank Massad's net profit totaled NIS 15 million in the first nine months of 2005, compared with NIS 22 million in the same period last year. Net return on equity amounted to 9.0%, compared with 14.1% in the same period last year.

Bank Massad's contribution to the Bank's net operating profit totaled NIS 7 million, compared with NIS 11 million in the same period last year. The Bank's investment in Bank Massad on September 30, 2005, totaled NIS 124 million.

Subsidiaries abroad form part of the Bank's international activity. The subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd. and its subsidiary Maritime, Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., and Poalim Asset Management.

On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of Maritime, in consideration for approximately 102 million Swiss Francs. The consideration is subject to various adjustments to be carried out between the parties, including, among other things, adjustments based on the volume of Maritime customers' assets at various dates specified in the agreement. The excess cost of the acquisition over the equity of Maritime, based on an estimate of the consideration to be paid, is approximately NIS 99 million.

Subsidiaries abroad, excluding Signature Bank, ended the first nine months of 2005 with a profit of NIS 80 million, compared with a profit of NIS 68 million in the same period last year (on the basis of their foreign currency statements of profit and loss, translated to shekels according to the exchange rate on the report date).

The contribution of subsidiaries abroad to the Bank's net operating profit amounted to NIS 173 million in the first nine months of 2005, compared with NIS 196 million in the same period last year. The decrease mainly resulted from the sale of Signature Bank, which contributed a total of NIS 109 million to net profit in the first nine months of 2004, and also from the appreciation of the shekel against the Swiss Franc which was offset by the depreciation in the dollar exchange rate.

The Bank's investment in subsidiaries abroad on September 30, 2005, totaled about NIS 3.2 billion.

On March 10, 2005, the Bank's Board of Directors passed a resolution to sell the Bank's entire holdings in Signature Bank by announcing a sale offer to the public in the United States. Most of the Bank's holdings were sold on March 31, 2005. The Bank ceased consolidating the financial statements of Signature Bank as of that date. Under an option granted to the underwriters to purchase the balance of the shares, additional shares were realized on April 27, 2005.

The balance of the shares not yet sold, which totals 5.7% of the share capital of Signature Bank, is included in the financial statements as of the end of the first quarter of 2005 as available-for-sale securities.

Signature Bank's contribution to the Bank's net operating profit amounted to NIS 21 million, resulting from profits in the first quarter only, compared with a contribution of NIS 109 million in January-September 2004.

Poalim Asset Management (hereinafter: "PAM") - global asset management companies. The companies develop complex new products for global private banking customers in cooperation with the worldwide Frank Russell Company and other leading bodies.

PAM's net profit totaled £3 million in the first nine months of 2005, compared with £2 million in the same period last year.

Taking into consideration the effect of the depreciation of the shekel against the GBP, the contribution of PAM to the Bank's net operating profit totaled NIS 23 million, compared with NIS 16 million in the same period last year.

The Bank's investment in PAM on September 30, 2005, totaled NIS 72 million.

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") and its subsidiary Maritime - mainly engaged in the provision of private banking services to international customers. Hapoalim Switzerland's net profit, according to its financial statements, totaled 19 million Swiss Francs in the first nine months of 2005, compared with 15 million Swiss Francs in the same period last year.

As a result of the effect of the appreciation of the shekel against the Swiss Franc, Hapoalim Switzerland's contribution to net operating profits of the Bank was negative, in the amount of NIS 11 million, compared with a positive contribution of NIS 60 million in the same period last year. The Bank's investment in Hapoalim Switzerland on September 30, 2005, totaled NIS 617 million.

Bank Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - engages in financial and banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates as well as loans to Israeli customers.

Hapoalim Luxembourg contributed NIS 8 million to the Bank's net operating profit in the first nine months of 2005, compared with NIS 3 million in the same period last year. The Bank's investment in Hapoalim Luxembourg on September 30, 2005, totaled NIS 123 million.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - a commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

Due to the effect of the depreciation of the shekel against the dollar, Cayman's contribution to the Bank's net operating profit amounted to NIS 21 million, compared with a contribution of NIS 7 million in the same period last year. The Bank's investment in Cayman on September 30, 2005, totaled NIS 239 million.

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of these companies' activity are the marketing and operation of credit card systems, trust activity, captive reinsurance of the Group's companies, issuing and finance, investment banking services, management and underwriting of security issues, investing in and establishing new companies, management of private investment funds, the development and application of financial instruments, research and valuation studies, economic consulting, mutual fund management, and provident fund management.

Isracard, Europay (Eurocard) Israel, Poalim American Express, and Aminit - The majority of the Bank Group's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems as an integrated group under a single administrative and operational roof - the "Isracard Group."

Income from credit cards - The contribution of credit card companies to the Bank's net operating profit totaled NIS 90 million, compared with NIS 79 million in the same period last year, an increase of 13.9%.

In addition, the Isracard Group's contribution to commission income, which is included under operating income (before clearing related expenses), amounted to NIS 750 million, compared with NIS 665 million in the same period last year, an increase of 12.8%, which resulted mainly from an increase in the volume of activity in Israel and in incoming tourism.

In the credit card market, it is possible for several issuers and several clearers to operate in identical credit card brands. In the future, this may also be possible for "Isracard", a brand owned by Isracard Ltd. Such activity, at a volume greater than at present, may cause competitors in the credit card market to need agreements between them, to regulate, among other matters, the interaction between them, including the rate of the "Interchange Commission" (the commission paid by clearers of credit card transactions to issuers of credit cards).
Such agreements may require the approval of the Antitrust Tribunal, or an exemption from the Antitrust Commissioner (hereafter: the "Commissioner"). The Commissioner's position, as clarified to the Bank and to the credit card companies Europay (Eurocard) Israel Ltd. and Isracard Ltd., is that the Commissioner will grant exemptions to agreements of this kind, provided that certain rules of conduct (hereafter: "rules of conduct") are established, including, among other things, a prohibition on discrimination between issuers, a prohibition on discrimination between clearers, a prohibition on ligation between cards for clearing purposes, equalization of Isracard and Mastercard commissions for a certain period, and more. The implementation of the rules of conduct is expected to bring about a change in the operating procedures of the credit card companies in the Bank Group.

In February 2001, Isracard and Poalim American Express received notifications from the Israel Antitrust Authority, stating that the Commissioner was considering the possibility of declaring Isracard Ltd. to be the holder of a monopoly in the market for clearing Mastercard and Isracard charge cards, and declaring Isracard Ltd. and the related company Poalim American Express Ltd. to be holders of a monopoly in the market for clearing American Express charge cards. Based on such a declaration, the Commissioner may issue directives to these companies which may affect their operating procedures. In the communications between the companies and the Commissioner, it was agreed that the Commissioner would petition the Antitrust Tribunal to issue an agreed decree under Section 50B of the Restrictive Trade Practices Law, 5748-1988, as an alternative to a declaration of a monopoly by the Commissioner. According to the terms of the agreed draft of the decree, the companies will act according to agreed rules, including some of the rules of conduct, and for some of the companies, including gradual reduction of commissions paid by some businesses in respect of transactions in certain cards, as well as a commitment to petition the Antitrust Tribunal to approve the rate of the interchange commission, in the absence of an agreement with the Commissioner as to this rate. In August 2002, the Commissioner asked the Tribunal to approve the decree based on the agreed draft. However, in May 2005, before the Tribunal had approved the requested decree, the Commissioner declared Isracard Ltd. a holder of a monopoly in clearing Isracard and Mastercard charge cards, and asked the Tribunal to withdraw his petition to approve the agreed decree. Based on the opinion of legal advisors, the Bank and Isracard Ltd. believe they have strong arguments against both the Commissioner's request to withdraw his petition to approve the agreed decree and the declaration of the aforesaid monopoly. The Bank and Isracard Ltd. have submitted their objection to the Commissioner's request to withdraw the petition to approve the agreed decree to the Tribunal, before appealing the declaration of the monopoly. The Tribunal has not yet ruled on this matter. At this stage, the Bank and Isracard Ltd. cannot assess the outcome of the legal proceedings. Isracard Ltd. will consider its actions, as necessary, with regard to the aforesaid declaration, after the Tribunal rules on the objection to the withdrawal of the petition for the agreed decree.

On August 8, 2005, the Israel Antitrust Authority notified Isracard that the Commissioner intends to impose directives on Isracard, under Section 30 of the Restrictive Trade Practices Law. The main points of the directives, of which Isracard has received a draft, are as follows:

- A directive instructing Isracard to allow local clearing of Isracard (the brand owned by Isracard) and Mastercard credit cards by additional clearers, subject to compliance with the license terms specified by the Commissioner.
- A directive instructing Isracard to sign an agreement regarding local clearing of the aforesaid credit cards with other clearers in Israel, under temporary interchange commission terms, as approved by the Antitrust Tribunal for other clearers, and a permanent interchange commission to be approved, for the clearing of the said cards, and for clearing by Isracard of Visa cards issued by the other clearers.
- A directive instructing Isracard to implement a common technical interface for the performance of local clearing.

The terms stipulated by the Commissioner for the granting of a license to clear Isracard cards include Isracard's right to receive monetary remuneration for the license, and the obligation of the other clearers to issue a minimum number of Isracard cards.

Isracard was invited to submit its response to the draft of the directives to the Commissioner, before the directives are issued.

Based on the opinion of its legal advisors, Isracard believes it has strong arguments against the issuance of the directives, in itself, as well as against their content and extent. On October 10, 2005, Isracard presented this position to the Commissioner.

The Bank estimates that any of the following factors: conditions in the credit card market; implementation of the rules of conduct and other rules in the agreed decree submitted for approval by the Tribunal; a reduction in interchange commissions; the equalization of clearing commissions for Isracard cards to those of Mastercard cards; or the declaration of a monopoly, as noted above, and the issue of directives on the basis thereof may lead to a decrease in the income of the Bank Group in the future; however, the Bank cannot assess the extent of this effect.

Poalim Capital Markets ("PCM") - operates a wide range of investment banking services, entrepreneurship, establishment and management of private investment funds including venture capital funds, and investment in capital funds and in knowledge and technology intensive companies. The activity of PCM is managed via two main segments of activity: investment banking activity and the technology sector.

PCM is engaged in initiating, establishing, and managing venture capital funds; investment and management of its own venture capital investments; and investments and active participation by way of providing banking services within the framework of management of other investment funds.

The Capital Markets Group also operates through an equity-basis investee (29.05%), Poalim I.B.I., providing consulting, underwriting, and management services for public offerings in Israel and raising of capital through private issues.

On April 20, 2005, at the company's request, the Bank of Israel cancelled the business promotion bank license which it held until that date.

During the reporting period, in accordance with the company's strategy of expanding the investment banking services offered to its customers to include international capital markets, Poalim Capital Markets entered into another strategic collaboration, in addition to the existing collaboration with the U.S. investment bank William Blair, with the London-based investment bank Bridgewell Securities Limited (hereafter: "Bridgewell"). Within this collaboration, PCM and Bridgewell offer investment banking services to individuals, Israeli companies, and Israeli-related companies, including services related to private and public issues abroad, as well as services related to mergers and acquisitions.

Equity-Basis Investees - The Bank's share in the net operating profits of equity-basis investee companies amounted to NIS 84 million in the first nine months of 2005, compared with NIS 64 million in the same period last year. The Bank Group's investments in equity-basis investee companies on September 30, 2005, totaled NIS 628 million.

Clal Insurance Enterprises Holdings Ltd. - The contribution of Clal Insurance Enterprises Holdings to the Bank's net operating profit in the first nine months of 2005 totaled NIS 70 million, compared to NIS 53 million in the same period last year.

The Bank holds 14.3% of the issued capital of Clal Holdings.

The Bank's investment in Clal Insurance Enterprises Holdings on September 30, 2005, totaled NIS 330 million. The market value of the Bank's investment as at that date was NIS 729 million.

With regard to restrictions on holdings in Clal Insurance Enterprises Holdings, see the section on Capital Market Reform below.

See Note 4 to the condensed financial statements and the Auditors' Review Report regarding the exposure to class actions at companies in the Clal Insurance Enterprises Holdings Group.

Industrial Buildings Ltd. - Industrial Buildings had a negative contribution of NIS 2 million to the Bank's net operating profit in the first nine months of 2005, compared with a positive contribution of NIS 8 million in the same period last year.

The Bank's investment in Industrial Buildings on September 30, 2005, totaled NIS 187 million. The market value of the Bank's investment at that date was NIS 232 million.

Amot Investments Ltd. - In August 2005, the Bank sold all of its holdings in Amot. The Bank recorded a net profit after tax of NIS 33 million in respect of the sale, included under the 'profit from extraordinary activities after taxes' item.

The contribution of Amot to the Bank's net operating profit up to the sale date totaled NIS 2 million, compared with NIS 3 million in the first nine months of 2004.

Strategic Plan

In 2004, the Bank's Board of Directors approved a strategic plan for the Bank for the coming years, through 2008. The Bank is operating in accordance with this plan, as detailed below. It is emphasized that the information presented in this section is forward-looking.

The overall goal of the plan is to realize, as of the year 2008, a sustainable return on equity of over 15%, similar to leading banks in Europe and the United States.

The plan's objectives include the expansion of the Bank's activity overseas, which is targeted to reach 30% of its total activities. The Bank has recently decided to examine investment possibilities in emerging countries as well.

The Bank intends to take part in the globalization of the international banking system. In order for the strategic plan to succeed, the Bank will strive to achieve excellence in the various areas of its activity, particularly in all aspects of customer service. The expansion overseas also aims to reduce, where possible, the Bank's dependence on fluctuations in the Israeli economy. The expansion will not harm the Bank's operations in Israel, but rather will assist the Bank in consolidating its leadership in all areas of the Israeli banking system: retail, business, finance, and asset management. It should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in planning several years ahead a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent realization of future plans. Among these, it should be noted that the success of a plan of this kind depends not only on the Bank's internal ability to carry out its objectives, but also on the condition of the global economy, and especially the political and economic situation in Israel and in the region. The possibility of a slowdown in Israel's growth rate and in that of the industrialized countries should be taken into consideration. Various risks threaten growth in Israel and worldwide, such as terrorist attacks, the volatility of commodity prices in general and those of natural resources (such as oil) in particular, volatility in capital markets, and more. The plan's success will also be a function of potential future regulatory changes in Israel, including, in particular, possible changes in the structure of the Israeli capital market.

The work plans approved in accordance with the strategic plan are targeted to achieve a 14% return on equity in 2005. Note, however, that this objective does not take into account the results of the sale of the shares of Signature Bank. This objective is based, among other factors, on forecasts that the Israeli economy will continue to develop and grow similar to its growth in 2004, the inflation rate will be as planned, and the condition of the Israeli and international economy will help to bring about the realization of the following assumptions and plans:

A. The condition of corporations and individuals who are customers of the Bank will continue to improve, so that the decrease in provisions for doubtful debts will continue;

B. The Bank's international operations will expand, including international private banking activities;

C. The Bank's financial activities will expand, in Israel and globally;

D. The volume of customers' activities in the different segments will increase.

It is emphasized, however, that in the event that developments in the Israeli and/or international economy differ from expectations for the worse, and in the event that the above assumptions and/or plans, in whole or in part, are not realized, there will be an adverse effect on the Bank's work plans, which may prevent the attainment of the return on equity goal noted above.

Furthermore, the work plans for 2005 and the return on equity goal do not reflect the potential impact on the Bank's profits resulting from implementation of the legislative directives concerning capital market reform.

It is emphasized, again, that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all information in this section is forward-looking information.

International Activity

The Bank is working to increase its activity abroad, in order to enhance profitability and diversify risk. This trend is apparent in all areas of international activity, including the raising of resources, the development of Global Private Banking, participation in international transactions, the expansion of local activity of the Bank's branches worldwide, and the development of relations with international banks (foreign banks with whom the Bank has an agreement to carry out mutual activity will be referred to hereinafter as "correspondent banks").

The Bank's activity abroad is centered on the corporate sector and on private banking. Corporate sector activity includes the granting of credit to local and foreign borrowers, principally by means of loan consortiums with leading banks abroad, granting of credit to borrowers with an affinity to Israel, and investments in bonds. Within the framework of private banking, the Bank provides its high net worth customers abroad sophisticated and professional services and products, including investment products and global asset management services.

The Bank's international activity encompasses Israel, Europe, the USA, Latin America, Canada, and Australia, by means of branches, representative offices, banking subsidiaries, and asset management subsidiaries.

The activity of subsidiaries abroad is part of the Bank's international operations, alongside those carried out via the Bank's branches abroad. Banking subsidiaries abroad are: Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., and Poalim (Latin America) S.A.

In England, Poalim Asset Management offers advanced investment products to high net worth investors who are foreign residents, mainly products managed by other financial entities, which are carefully selected from the range of products available on the international markets.

The Bank has a wholly owned subsidiary, Hapoalim International NV, incorporated in the Dutch Antilles, which is engaged in raising foreign currency resources for the Bank through the issuance of debt notes fully guaranteed by the Bank.

The Bank's Activity in the United States

In the United States, the Bank operates mainly through its branches in New York and Miami.

The New York branch offers credit to large American companies through loan consortiums with leading banks. The business policy is to participate in financing packages for companies which have a high rating, given by the international rating companies Standard & Poor's or Moody's. In September 2005, approximately 71% of the credit portfolio consisted of credit to Investment Grade companies.

The branch specializes in structured finance, credit derivatives, backup lines for issuing commercial paper, and leasing transactions.

In addition, the New York branch provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing room services. The Bank enables Israeli companies and American companies which have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch. The New York branch also provides its customers with FDIC deposit insurance coverage, similar to American banks.

The Bank recently completed the acquisition of exclusive rights to provide advice and refer customers to receive securitization services through issues of commercial paper of two U.S. corporations: Voyager Funding Corporation and Venus Funding Corporation. The aim of the acquisition is to offer securitization services to the Bank's large customers in the United States and in Israel.

The Bank also recently signed an agreement to acquire the broker-dealer Investec (US) Inc., operating in New York. Completion of the acquisition is subject to regulatory approvals in Israel and in the United States. The acquisition will enable the Bank to expand its activity in securities for institutional customers and for global private banking customers.

The reported net profit of the Bank's U.S. branches totaled $22 million in the first nine months of 2005, compared with $17.6 million in the same period last year.

U.S. Private Banking - the Miami branch and the Private Banking Department at the New York branch offer private banking services to GPB customers. Most of the process of unifying the U.S. branches' private banking activities in Miami was completed during the second quarter of 2005, including reorganization of the service, operations, and marketing systems.

Global Private Banking (GPB) and International Activity in Europe

U.K. branches - London and Manchester. The business activity of the U.K. branches includes granting of credit to large borrowers by way of loan consortiums with leading banks, dealing room activity, foreign trade, banking services to corporate customers with an affinity to Israel, and private banking services to local customers and foreign residents.

The area of private banking services to local customers and foreign residents and the activity of the dealing room are strategic goals for the development of the U.K. branches in the coming years.

Reported net profit of the U.K. branches totaled £3 million in the first nine months of 2005, compared with £2 million in the same period last year.

Bank Hapoalim (Switzerland) Ltd. - a banking subsidiary engaged mainly in private banking services offered through three branches, in Zurich, Geneva, and Luxembourg, as well as through its representative office in Tel Aviv.

On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of the Swiss bank Maritime. The consideration paid by Bank Hapoalim (Switzerland) Ltd. was approximately 102 million Swiss Francs, subject to various adjustments to be carried out between the parties, including, among other things, adjustments based on the volume of Maritime's customer assets at various dates specified in the agreement. The excess cost of the acquisition over the equity of Maritime, based on an estimate of the consideration to be paid, is approximately NIS 99 million.

Reported net profit of Bank Hapoalim (Switzerland) and its subsidiary, according to its financial statements (based on Swiss GAAP), totaled 19 million Swiss Francs in the first nine months of 2005, compared with 15 million Swiss Francs in the same period last year, an increase of 26.7%.
In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim (Luxembourg), engaged mainly in syndications.

Signature Group (Signature Bank and its subsidiary, the Signature Securities Group) - Signature Bank is registered and operates as an American bank in metropolitan New York City.
Most of the Bank's holdings in Signature Bank were sold on March 31, 2005, as described above. The Bank ceased consolidating Signature Bank in its financial statements as of that date.

Poalim Asset Management (PAM) - The PAM Group in England and Ireland constitutes a key step in the implementation of the Bank's growth strategy abroad.
PAM companies initiate, market, and provide professional support for investment products to Global Private Banking customers worldwide, in cooperation with the international Frank Russell Company and other leading companies.
PAM companies are engaged, inter alia, in marketing funds managed by Frank Russell, using a sophisticated model to select the world's best portfolio managers for each field and for every market. Asset investment according to the Russell Multi-Asset, Multi-Style, Multi-Manager model bears high yields at low volatility.
PAM-Russell funds currently include a range of 11 funds, managing assets totaling approximately $1.4 billion, including globally diversified funds, equity funds investing in specific markets, and a fund of hedge funds.
PAM funds (in cooperation with Frank Russell and others) manage assets at a total value of over $1.6 billion.
PAM companies also engage in the development and marketing of additional investment products, including structured products in accordance with international standards, in cooperation with other financial entities and the Bank's dealing rooms.

Global Private Banking Center in Tel Aviv - A branch providing services to foreign residents from all over the world, and an integral part of the Global Private Banking network.

C Kredi Ve Kalkimna Bankasi A.S. - (hereafter: "C BANK") - On September 13, 2005, the Bank signed a term sheet, according to which the Bank may acquire over 50% of the means of control of C BANK, a Turkish bank, via share allotment, and become its controlling shareholder, in consideration for an investment of approximately $113 million. The Bank's goal is to develop activities, through C BANK, in the areas of corporate and retail banking in Turkey.
Signing of the acquisition agreement and completion of the transaction are contingent, among other things, on the outcome of negotiations with C BANK's current controlling shareholder, approval by the Bank's Board of Directors, and receipt of the required approvals by the relevant authorities in Israel and in Turkey.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet

	September 30 2005*	December 31 2004 excluding Signature Bank	December 31 2004*
		USD millions	
Assets			
Cash on hand and deposits with banks	**6,002**	6,210	6,282
Securities	**3,071**	2,170	4,722
Credit to the public	**4,476**	4,686	5,366
Credit to governments	**3**	3	3
Investment in subsidiary & affiliated companies	**-**	203	-
Building and equipment	**24**	22	36
Other assets	**320**	296	336
Total assets	**13,896**	13,590	16,745
Liabilities and capital			
Deposits from the public	**8,514**	8,704	11,400
Deposits from banks	**2,192**	1,381	1,666
Deposits from the government	**-**	164	164
Bonds and subordinated notes	**1,459**	1,853	1,853
Other liabilities	**478**	408	445
Total liabilities	**12,643**	12,510	15,528
Minority shareholders' rights	**-**	-	137
Capital means**	**1,253**	1,080	1,080
Total liabilities and capital	**13,896**	13,590	16,745

* Data as prepared for presentation in the note on operating segments.

** Includes calculated capital for the branches which are not subsidiaries in the amount of $546 million (31.12.04: $511 million). The calculated capital includes the amounts of the original deposits that were deposited with the Bank's branches, in addition to profits recorded until the balance sheet date, including adjustments in respect of presentation of securities available for sale at fair value.

B. Statement of Profit and Loss*

	Nine Months Ended Sept. 30	
	2005(1)	2004
	USD millions	
Profit from financing activities before provision for doubtful debts	**140**	162
Provisions for doubtful debts	**6**	9
Profit from financing activities after provision for doubtful debts	**134**	153
Operating and other income	**73**	72
Operating and other expenses	**135**	146
Operating profit before taxes	**72**	79
Provision for taxes**	**31**	20
Operating profit after taxes	**41**	59
Minority shareholders' share in profits of consolidated companies	**(2)**	(4)
Net profit	**39**	55

* Data as prepared for presentation in the note on operating segments.

** Includes provisions for additional taxes in Israel.

(1) Includes the Bank's share in the business results of Signature Bank until its sale at the end of the first quarter of 2005, in the amount of $3 million, compared with a contribution of $24 million in January-September 2004.

C. Customers' Assets*

	September 30 2005	December 31 2004*
	USD millions	
Total(1)	**8,986**	7,426

* Excluding balance sheet deposit balances.

(1) On September 30, 2005, including customers' assets from the first-time consolidation of Maritime, in the amount of $1,834 million.

On December 31, 2004, including balances in respect of Signature Bank in the amount of $955 million.

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with Generally Accepted Accounting Principles, the main principles of which are outlined in Note 2 to the Financial Statements as at December 31, 2004. In implementing the Generally Accepted Accounting Principles, when preparing the financial statements, the Board of Management uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities), and the Bank's reported results. Actual future results may differ from estimates made when preparing the financial statements.

Some of the estimates and evaluations, as noted above, involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations, in which changes may have a material effect on the financial results presented in the financial statements, are considered by the Bank, in all matters connected with accounting policy, as estimates and assumptions on "critical" matters.The Bank's Board of Management is of the opinion that the estimates and assumptions that were used during the preparation of the financial statements are fair, and were made to the best of the Bank's knowledge and professional judgment.

The main areas are: provision for doubtful debts, fair value of financial instruments, obligations related to employer-employee relationships, deferred taxes, contingent liabilities, and provisions for decline in value of assets.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' report on the financial statements as at December 31, 2004.

Liquidity and Policies for Raising Sources of Funds in the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 3.5% at the beginning of 2005, was raised to 3.75% at the beginning of October, for the first time this year, and to 4% at the end of October, in order to equalize it with the daily interest rate in the United States.

The volume of term deposit tenders decreased in the first nine months of 2005, from a total of NIS 22.5 billion at the beginning of January to NIS 10.5 billion at the beginning of October.

The Bank of Israel increased net issues of short-term notes by approximately a net NIS 9 billion. SWAP tenders were gradually cancelled during the third quarter, after the end of the strike at the Foreign Currency Department of the Bank of Israel.

The Bank of Israel changed the monetary loan arrangement as of September 1, 2005, and established a corridor of ±1% of the monetary interest rate for loans and deposits (in addition to term deposit tenders). The banks utilized almost no loans/deposits in the corridor in September.

The Bank of Israel's resources to the banking system averaged NIS 689 million in the first nine months of 2005. The Bank's share of these resources amounted to NIS 182 million, which is 26% of the system.

On November 1, 2005, the Bank of Israel ended a historic arrangement of trading in excess liquidity at the previous day's value. As of this date, liquidity transactions between Israeli banks are carried out on an overnight basis or more. This change is part of the changes being made to the system prior to the launch of the RTGS system, which is planned for operation in eighteen months.

Unlinked shekel sources raised from the Bank's customers totaled NIS 79.1 billion at the end of September 2005, an increase of NIS 4.0 billion compared with the end of 2004.

Unlinked demand deposits (current account deposits and overnight deposits) with the Bank reached NIS 20.8 billion at the end of September 2005, compared with NIS 17.3 billion at the end of 2004.

Unlinked deposits increased to NIS 57.8 billion at the end of September 2005, an increase of NIS 1.5 billion compared with the end of 2004.

Unlinked saving plans decreased, and reached NIS 0.5 billion at the end of September 2005, compared with NIS 1.5 billion at the end of 2004.

CPI-linked sources accrued in saving plans and deposits with the Bank increased, totaling NIS 31.2 billion at the end of September 2005, compared with NIS 29.7 billion at the end of 2004.

Foreign currency-linked sources, which mainly derive from foreign currency-linked saving plans and deposits, totaled NIS 1.9 billion at the end of September 2005, compared with NIS 1.5 billion at the end of 2004.

Foreign currency sources raised by the Bank from customers in Israel and abroad decreased during the first nine months of 2005 and totaled $17.4 billion at the end of September 2005, compared with $17.6 billion at the end of 2004.

Risk Management Policy

The Bank's activity is accompanied by risks - principally credit risk, which represents the risk that a borrower or debtor will default on his scheduled payments to the Bank as defined in the credit agreement; market risks, deriving from exposure to exchange rates, interest rates, and inflation; and liquidity risks. These risks are managed by the Bank under the responsibility of designated members of the Board of Management.

The member of the Board of Management responsible for managing credit risk is Mr. S. Talmon. The member of the Board of Management responsible for managing market and liquidity risks is Mr. A. Harel. Legal risk is managed by the Chief Legal Advisor, Adv. I. Mazur.

Another major risk is operational risk. This risk, excluding legal risk, is managed by each member of the Board of Management in accordance with the area of activity for which he is responsible.

The Supervisor of Banks has stipulated directives concerning risk management in Proper Conduct of Banking Business Directives 319, 339, and 342. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and understanding of risk management by the Board of Directors of the banking corporation, the management of risk by a Risk Manager who is a member of the Board of Management, the employment of tools for the assessment and measurement of risks, and the creation of means for the supervision and control of these risks.

During 2004, the Risk Management Area, headed by Mr. Y. Yarom, was established. The Area's principal activities include control and assessment of credit risk, market risk, liquidity risk, and operational risk. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk management culture within the Bank and a risk management architecture compatible with the Group's goals and the directives of Basle II and the local regulator. The Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters, published a set of new directives called the "Basle II Accord" on June 26, 2004.

The objectives of the directives are, inter alia, to establish capital requirements in relation to the level of financial risks, to attain a broad system of risk identification, assessment, management, and control, and to expand reporting to the public on the subject.

The Board of Management of the Bank views the implementation of this international standard as an important goal for the coming years. The Bank has appointed a steering committee responsible for examining the implications and deciding on the ways to implement the requirements of Basle II and the regulatory requirements once they are published by the Supervisor of Banks in Israel.

Credit Risks

The Bank's policy is based on distribution of the credit portfolio and controlled management of risks. Risk distribution is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on the assessment of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the business risks and potential related to activity vis-à-vis the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes the overall credit policy, including various restrictions of the credit portfolio, which include limits on credit exposure to a single economic sector and limits on maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the risk level.

Within the framework of collateral policy, principles and regulations have been set forth to determine the value of collateral with respect to its type and the type of credit that it guarantees, such as the time range for realization of the collateral, type of indexation, and volatility in the value of the collateral. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral management system is operational with respect to most types of collateral.

The credit management system relies on the delegation of credit management authority at different levels and on credit procedures that define the credit authorization process and control procedures. Overall responsibility for dealing with customers is assigned to one officer, the Customer Relations Manager. This enhances the ability to manage credit risks and improves the Bank's ability to monitor and control the process of generating collateral and the related documentation.

The Bank regularly invests resources in training employees responsible for making decisions and assessing credit risk, and in improving the computerized control mechanism and information systems available to them. A credit decision support system for private customers has been operated, as has a process that conforms to Bank of Israel directives for the rating of borrowers who have a credit line exceeding NIS 400,000 (in November 1998 NIS). Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

In the case of financing transactions involving the use of derivative financial instruments, the Bank has developed computerized models for measuring the level of risk exposure at the transaction level and the customer level. These models allow the Bank to regularly monitor customers' financial situation. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Working procedures have also been defined for the closing of risk positions in respect to transactions and to customers.

On October 26, 2004, the Supervisor of Banks sent out a draft of a document entitled "Credit Ratings of Companies, Banks, and States", which is the first of a series of supervisory actions aimed at eventually implementing a capital adequacy system in Israel, in line with the principles established on this matter by the Basle Committee, in the "Basle II" document.

The Credit Risk Management Unit

In the second half of 2004, the Bank's Board of Management approved the establishment of the Credit Risk Management Unit, reporting to the Head of Risk Control at the Bank, and included in the Risk Management Area .

The Unit's role is to formulate risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for measurement of credit risk rating and pricing at the level of individual borrowers and at the portfolio level, developing credit risk identification, control, and management methodologies, and promoting credit risk assessments in anticipation of the implementation of "Basle II".

In addition, an independent Credit Control Unit operates at the Bank, which regularly assesses the risk level of the Bank's major corporate customers and examines the reliability of borrowers' credit rating. This activity is carried out under the Credit Risk Management Unit.

The Bank is implementing measures to improve supervision, control, and monitoring, and to identify high-risk borrowers as early as possible, through the use of monitoring and control tools at different managerial levels within the Bank. In accordance with these procedures, problematic debts are assigned classifications determined by the Supervisor of Banks.

Set out below are the developments in problematic debts:

	As at September 30		As at December 31
	2005	2004*	2004*
	NIS millions		
Problematic debts[1]:			
Non-income-bearing	**5,611**	6,191	6,070
Restructured[2][b]	**1,580**	1,456	1,307
Designated for restructuring[3][b]	**1,263**	758	774
In temporary arrears	**1,138**	1,461	1,237
Under special supervision[a][b]	**10,386**	12,339	12,091
Total balance-sheet credit to problematic borrowers[1]	**19,978**	22,205	21,479
Off-balance-sheet credit risk in respect of problematic borrowers[1][5]	**2,065**	1,831	2,015
Bonds of problematic borrowers	**327**	265	253
Other assets in respect of derivative instruments of problematic borrowers	**23**	-	58
Overall credit risk in respect of problematic borrowers[1]	**22,393**	24,301	23,805
Assets received in respect of discharged credit	**71**	96	89
(a) Of which: credit for housing in respect of which a provision commensurate with extent of arrears exists	**420**	475	481
(b) Of which: debts for which a specific provision exists[4]	**5,661**	4,457	5,814

* Reclassified.

(1) Not including problematic debts covered by collateral that can be deducted for the purpose of limiting indebtedness of a borrower and borrower groups.

(2) Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.

(3) Credit to borrowers for whom a restructuring decision has been made but not yet implemented.

(4) Except for housing credit for which a provision commensurate with extent of arrears exists.

(5) As calculated for the purpose of limiting indebtedness of a borrower and borrower groups, except in respect of guarantees provided by a borrower for the purpose of securing the indebtedness of a third party.

The Bank supervises and monitors these borrowers more closely and endeavors to reduce its exposure to credit risk in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them.

In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose repayment capability is in doubt.

Following is a survey of credit risk by major economic sectors:

The Industry Sector

The growth in industrial production and exports continued in the first nine months of 2005, though at a more moderate rate than in 2004. As a result, the repayment capability of several borrowers in this sector improved, leading to a slight decrease in the volume of problematic debts.

The Construction and Real Estate Sector

In view of economic developments in the construction and income-bearing real estate sector, and the proportion of this sector in the Bank's credit portfolio, the Board of Directors of the Bank has defined a specific policy regarding the amount of credit that the Bank should extend to these areas. The Bank monitors activity in different sectors of the construction and real estate industry, examining demand and supply patterns over a range of several years by geographical regions and by sub-branches (residential construction, commercial construction, office construction, and industrial construction).

The Bank's decision-making processes for granting financing to various projects in the construction industry are supported by analytical tools and monitoring procedures. A large proportion of financing to the construction industry takes the form of construction loans. This method of financing is intended to facilitate the control and monitoring of the pace of project financing commensurate with progress in construction, with the help of external construction supervisors.

In view of the prolonged deep recession in this sector, as reflected, inter alia, by a drop in demand coupled with an erosion in prices, the number of borrowers who encountered difficulties increased and the situation of borrowers who had already been defined as problematic deteriorated further. Consequently, the amount of problematic debts and the amount and rate of specific provisions for doubtful debts in this sector increased considerably in recent years. There was no significant change in the volume of problematic debts in the first nine months of 2005.

The Commercial Sector

The commercial sector is sensitive to changes in the growth rate of the economy and the volume of private consumption, leading to a certain degree of improvement in repayment capability, in light of the economic developments in the first nine months of 2005. However, the volume of problematic debts in this sector increased.

The Telecommunications and Computer Services Sector

In recent years, the Bank has stepped up its supervision of the sector, raised the level of collateral to the extent possible, and imposed stricter requirements for the review of new financing applications. As a result, the volume of problematic debts in this sector decreased during the first nine months of 2005.

The Hotels, Accommodations, and Food Services Sector

Due to security developments in Israel and worldwide in recent years, the number of tourists and the number of overnight stays at hotels decreased steeply until 2003, and some hotels closed. The level of tourism activity affects the activity and cash flows of hotels and companies that operate in the industry and in related industries, such as passenger transport, travel agents, and souvenir stores, and as a result, on the level of the Bank's credit-risk exposure. An improvement in activity occurred in 2004 and in the first half of 2005, expressed in an increase in the number of hotel stays and tourists. As a result, the volume of problematic debts decreased. The Bank continues to monitor and supervise the activities of companies in this sector.

Financing of Cores of Control and Share Packages

This area of activity includes credit that has been granted, for which collateral consists primarily of shares in the companies acquired. In transactions of this type, the source of the forecast repayment derives from the purchaser's expected cash flow from the acquired company and/or from the sale of the acquired shares. Economic developments and the financial markets affect the value of these shares, thereby influencing the level of risk in this area of activity. In cases where a decrease has been recorded in the market value of shares traded on the stock exchange that serve as collateral for the Bank, the Bank adjusts its valuation of the acquired company on the basis of its expected cash flow. The Board of Directors of the Bank receives quarterly reports on the Bank's position in this regard. Here, too, the Bank has tightened its supervision, raised the level of collateral to the extent possible, and imposed stricter requirements for the approval of new credit applications.

The Financial Services Sector

A certain degree of improvement in the Israeli economy in 2004 and in the first nine months of 2005 has had a favorable impact on some holding companies, whose investments had significantly declined in value in recent years. Due to this upturn, a decrease was recorded in the volume of the specific provision for doubtful debts in this sector.

Sole Borrower Limits

As a result of control activities by the Supervisor of Banks, the Bank received information in early 2005 according to which corporations which were considered as belonging to two groups of borrowers, based on the information previously available to the Bank, were actually a single group of borrowers.

Had the Bank possessed the said information and treated the two groups of borrowers as a single group, there would have been an exception from the permitted indebtedness for that group, under the Proper Conduct of Banking Business directives with regard to "Limits on the Indebtedness of a Borrower and of a Group of Borrowers" (hereafter: the "Sole Borrower Limits"), and an exception from the permitted indebtedness of the six largest groups of borrowers to the Bank, so that the expense for the supplementary provision for doubtful debt should have been increased by NIS 69 million up to and including 2001, decreased by NIS 59 million in 2002, increased by NIS 13 million in 2003, increased by NIS 5 million in the second quarter of 2004, and decreased by NIS 23 million in the whole of 2004.

Beginning with the annual financial statements for 2004, all liabilities of the said corporations were joined under a single group of borrowers; however, the overall volume of the indebtedness, as well as the indebtedness of the six largest groups of borrowers to the Bank, have been within the Sole Borrower Limits since that date. The Supervisor of Banks has instructed the Bank to continue to treat the said groups of borrowers as a single group of borrower, for the time being.

Management of Market and Liquidity Risks

Market risks arise from the Bank's exposure to exogenous price changes in the financial markets in which it operates, such as changes in interest rates, exchange rates, share prices, and commodity prices. In practice, the Bank is mainly exposed to changes in interest rates (interest-rate exposure), exchange rates (currency exposure), and inflation (linkage base exposure). In addition, liquidity risk arises from uncertainty with regard to the availability of resources.

Market and liquidity risks are managed on the basis of a global perception of the Bank's activity in Israel and at overseas branches. Market risk is managed by the Asset and Liability Division, the Trade Division, and the dealing rooms of the Finance Area. As part of the preparations for realization of the long-term strategic plan, a new function was defined for global management of all financial activity (ALM and trading) in Israel and at the Bank's branches abroad. Asset and liability management (ALM) and market and liquidity risk policy are defined and controlled by an asset and liability management committee of the Bank's Board of Management. The Bank's Chief Executive Officer heads the committee, while current activity is conducted by secondary committees led by the Head of Finance, with the participation of senior officials at the Bank. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to currency and interest-rate risks, subject to the directives issued by the Supervisor of Banks and the Controller of Foreign Currency. Policy is submitted for discussion and approval by the Board of Management, the Business and Budget Committee, or the plenum of the Board of Directors, as relevant.

The Board of Directors' Business and Budget Committee receives periodic reports on risk exposure and on the results of operations, and monitors the implementation of policy that has been approved. These procedures apply to all the types of exposure that are detailed below. In addition to periodic reports, procedures have been defined for reports on trigger events to the secondary committees or the Board of Management. Examples are a report to the secondary committees on losses exceeding the limit defined in the procedure, or on a material exception from procedures.

Liquidity risk in foreign currency and in shekels is also controlled in the various segments of activity and constantly managed, in order to ensure that the Bank can compete effectively in the financial markets even during situations of exceptional demand and supply.

The Supervisor of Banks published Proper Conduct of Banking Business Directives regarding required liquidity ratio management, which went into effect in January 2005. The directives allow for banks to manage their liquidity risk according to internal models, subject to the stipulation of procedures and adherence to liquidity ratios as stipulated by the Board of Directors of the Bank. A bank that does not comply with the requirements for approval of an internal model shall be required to maintain a ratio of liquid assets to the liabilities maturing over the coming month, of no less than 1. The Bank is using an internal model approved by the Board of Management and the Board of Directors for this matter, in view of the proven stability of deposits at the Bank over long periods of time.

Identification and assessment of risks, monitoring of limits, and reporting are carried out or monitored by a unit that is not under the authority of the Head of Finance, independently of the ongoing analyses performed as part of the operation of the Finance Area. Implementation of the long-term strategic plan and growth of activity and risk are carried out in conjunction with the reinforcement of controls.

During the third quarter of 2005, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The standard rate of capital adequacy was calculated for interest-rate risks in the areas of trading alone, and for currency and inflation risks at the Bank Group. The capital required in this respect in September 2005 was NIS 315 million, of which NIS 202 million was in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 113 million was in respect of other subsidiaries.

Market and liquidity risks are managed separately by each banking subsidiary within the Bank Group, according to the policies determined by the Board of Directors of each company but in line with uniform principles that the companies have adopted for the management of market and liquidity risks. The Bank established these principles, with special reference to the size of capital and the unique characteristics of the activity of each banking subsidiary.

Each subsidiary company submits periodic reports to the Board of Management and the Board of Directors of the Bank.

Market Risks in the Overall Activity of the Bank

The Bank's market risk management policy is aimed at increasing the expected returns, while maintaining approved and controlled risk levels.

As noted, the Bank is exposed principally to risks resulting from exchange rates and interest rates. In addition to estimates of the sensitivity of the Bank's present value to changes in the primary risk factors, a risk estimate is performed for the overall activity in the Bank's portfolio, using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance that is predefined at the Bank.

In the second quarter of 2005, the production of reports from a comprehensive and sophisticated ALM system began for liquidity and interest rate risks. The system will also enable the Bank to evaluate its earnings at-risk under various assumptions.

Limitations on the Estimate of Total Risk to the Bank

- The credit risk inherent in assets does not represent a parameter for the calculations performed, as their purpose was to deal with quantifying the market risks alone.
- The information used for the estimates was assembled from various computer systems.
- A small part of the embedded options that were offered to the public under various deposits and savings plans (embedded optionality) were only partially taken into account, on a "delta" basis. Under this method, there could be a departure from the estimates of sensitivity (as noted above), especially in sharp movements in risk factors. Nevertheless, as of the reporting date, practically all options are handled using a full reevaluation under various scenarios on the Algorithmics system.
- Sensitivity to the exchange rate of the shekel was estimated in the scenario of change against other currencies. Scenarios involving movements of the major currencies against one another were not tested, as the main exposure of the Bank to those exchange rates is in its trading activity, whereas in non-trading activities this exposure is not significant.

Exposure to Exchange Rates and Inflation - Linkage Base Risk

Exposure to linkage base risk is defined as the exposure of active financial capital to three linkage bases: unlinked shekel, CPI-linked shekel, and foreign currency and foreign-currency linked. This exposure, balance sheet and off-balance sheet, results from activity at all of the Bank's units, at its branches, and at its Head Office, in Israel and abroad. The Asset and Liabilities Management Division is responsible for managing linkage base exposure and uses a number of tools for this purpose: the determination of base prices (the pricing of assets and liabilities), nostro bond management, and the implementation of off-balance-sheet transactions via the Bank's dealing rooms.

The manner in which risk exposure is attributed to each segment is influenced by the availability and effectiveness of risk management tools. Since the availability of off-balance sheet transactions is naturally greater in the foreign currency and foreign-currency linked segment due to the potential accessibility to the international market, such tools are used more extensively for exposure management in this segment than in the unlinked shekel segment and the CPI-linked segment, where more extensive use is made of wholesale pricing tools and nostro bond portfolio management.

In this respect, the Bank's active financial capital is defined as shareholders' equity, with the addition of the general and supplementary provisions for doubtful debts, less investments in subsidiary and affiliated companies (with the exception of wholly-owned subsidiaries abroad and the subsidiaries whose financial management is handled by the Bank), and less fixed assets and other non-monetary items, net. The distribution of active financial capital among the different segments is determined periodically according to market conditions and subject to the following restrictions: between 25% and 150% of financial capital in the CPI-linked segment; in the foreign currency and/or the foreign-currency linked segment, the surplus of assets or liabilities must not exceed 20% of financial capital; the balance of capital in the unlinked shekel segment is derived from the decisions made regarding the two other segments. For the purpose of the calculation of the restriction of 20% surplus of assets or liabilities in foreign currency or foreign currency linked shekel, the shekel/foreign currency trading exposure for trade in the dealing room, as detailed below, is not brought into consideration. Forecasts and working assumptions regarding anticipated developments in the local and international capital and money markets are among the measures employed in the Bank's linkage base risk management. In the third quarter of 2005, the Bank decided to regard active financial capital as an unlinked shekel resource (until the change, active financial capital was regarded as a CPI-linked resource).

The Bank's overseas offices generally maintain a balance between assets and liabilities in different currencies, such that their available financial capital is invested in the local currency. Some of the banking subsidiaries abroad are permitted to manage certain financial exposures, limited in time and amount, in accordance with decisions of the local board of directors.

In addition to the limitations detailed in terms of rates of exposure of financial capital, in order to give effect to the non-linear conduct of financial instruments having an option element, in the balance sheet, sensitivity limitations were set for the Bank's capital (including financial subsidiaries managed by the Bank) to a scenario of a 1% change in the CPI (which shall not exceed NIS 60 million) and to a scenario of a 3% change in the shekel/dollar exchange rate (which shall not exceed NIS 80 million).

Interest Rate Exposure

The objective of interest rate risk exposure management policy is to manage interest rate risks at the Bank deriving from current (non-trading) operations in the different linkage segments, and to take steps to achieve the desired exposures in accordance with assessments concerning market conditions, and subject to exposure limits. For this purpose, gap reports are reviewed monthly, and a comparison is made between the duration (average term to maturity) of sources and uses and the shareholders' equity that is invested in the segment.

Limits are imposed on the sensitivity of the Bank's capital (including financial subsidiaries managed by the Bank) to shifts in the shekel, the CPI-linked shekel, and the dollar interest rate curves. The sensitivity to a 1% parallel shift of the curve shall not exceed NIS 750 million in the CPI-linked segment, NIS 250 million in the unlinked shekel segment, and NIS 60 million in the foreign currency segment. For the purpose of calculating interest rate exposure in the unlinked shekel segment, the Bank considers part of the demand deposit balances as a long-term liability (of up to three years). This practice follows an examination of the development of the public's current account balances at the Bank in the past.

Trade Exposure

Concurrent with the management of current activity (non-trading), trading policy is aimed at generating an additional source of income from initiated exposures and trade. The policy is based on trading activity and market making within the range of risk permitted for the activity, concurrent with the control and monitoring of compliance with guidelines. The authorizations for activities and risk are measured, as relevant, in terms of sensitivity to risk factors, and theoretical loss under various scenarios, including extreme scenarios, in terms of VAR and in nominal amounts. Risk estimates as well as limit control of trading positions are performed daily. In addition to the specific authorizations at the level of the desk, an overall authorization in terms of VAR was established for trading activity of the Bank, in the dealing rooms and the securities portfolio, in the amount of NIS 250 million.

Currency Exposure - Market Making and Trading

In each of the Bank's three dealing rooms, there are spot/forward desks in foreign currency and in shekels. In Tel Aviv there is also an options desk in foreign currency and shekels. Trading in the Bank's dealing rooms in Tel Aviv and at the branches in New York and London is managed on the basis of a global perception.

Trading and market-making activity in currencies and options is conducted subject to various limitations on risk exposure and under the authorization for exposure in shekel/foreign currency that shall not exceed $150 million. As noted above, the exposure to foreign currency on account of these activities is not included in the limitation on the exposure of financial capital to foreign currency (±20%).

Interest Rate Exposures - Trading Positions

The Bank's dealing rooms are also active in interest rate exposures under authorizations from the Board of Management and the Board of Directors, with the objective of maximizing the profit expectation at a given level of controlled risk.

The dealing room in Tel Aviv manages a trading desk in shekel interest rate instruments, a desk for bond trading, and a desk for foreign currency interest rate positions. The desks' activity is subject to risk estimate limits and other restrictions.

Portfolio of Bonds for Trade

Part of the portfolio of government bonds under the management of the Assets and Liabilities Division is held for trading. The risk in this portfolio is calculated using the VAR model, and is included in the overall authorization for trading activity in Israel.

VAR Estimate on Trading in the Bank

An internal estimate of the VAR in the Bank's trading activity in Israel, in the dealing rooms and in the securities trading portfolio, is calculated for each type of trading activity and for the overall portfolio.

Risk estimates are calculated on the Algorithmics system for evaluating market risks. This sophisticated system provides pricing models for all the financial instruments traded by the Bank and makes it possible to estimate the overall risk inherent in the Bank's trading portfolio and in the Bank's books at any given time horizon. The risk estimate is produced by the full pricing method and takes into account the correlation between different risk factors.

Following is a summary of the risk estimates for the reporting period:

Risk Estimates for the Bank's Trading Activities

	September 30 2005	Average in the period	Maximum in the period	Minimum in the period
	NIS millions			
Bond trading	**16.6**	31.4	50.3	16.4
Trading in the dealing room	**8.9**	13.3	25.8	5.1
Total trading in Israel	**25.5**	44.6		

Methodology for Estimating the VAR of Trading at the Bank

The risk is calculated for a horizon of ten business days and at a confidence level of 99%, and is the highest of the risk estimates produced by a historical simulation and a Monte Carlo simulation. Under these two methods, a full revaluation of the portfolio is made numerous times in order to produce an estimate. The historical simulation is based on observations over three years. The simulation under the Monte Carlo method is based on a variance and covariance matrix between the different risk factors. Both methods take into account the correlations between the different risk factors.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basle Committee, in order to examine the validity of the risk estimate model. The results of these tests are reported to the Board of Management and to the Board of Directors.

Limitations of the Risk Estimate on Trading at the Bank

- The Monte Carlo simulation assumes a normal distribution of risk factors. This assumption does not always apply in reality.
- The historical simulation assumes that the historical behavior of the risk factors will repeat itself in the future, which may not occur.
- It is not possible to forecast a sudden change in a risk factor under either of the two methods.
- With the employment of a 99% confidence level, losses that could occur beyond that level are ignored.
- The use of a horizon of ten business days assumes that it is possible to hedge and sell positions within ten business days. During crisis periods, liquidity problems in the market may make it impossible to close or fully hedge positions within such a period of time.
- The risk estimate is calculated based on positions at the end of the business day.

To mitigate the effect of said limitations, stress scenarios are applied in order to examine the potential loss in extreme cases, for all trading activities.

Liquidity Risk

Starting in the second quarter of 2005, a daily liquidity risk report is produced by the ALM system, based on an internal model approved by the Board of Directors. The risk is concurrently measured using the LAR (liquidity at risk) risk assessment model.

Update of Exposure Policy

At the beginning of 2005, the Board of Directors of the Bank approved a long-term business plan, which sets forth a significant, gradual expansion of the areas in which the Financial Area operates, in Israel and abroad. The plan includes entry into new areas of activity, expansion of activities in existing areas, and an update of risk limits and exposure guidelines:

- The limit of sensitivity to shift in the interest rate curve in the Bank's overall activity was expanded from NIS 500 million to NIS 750 million in the CPI-linked segment, and from NIS 185 million to NIS 250 million in the unlinked shekel segment;
- The limit on financing surplus uses for over five years in foreign currency and foreign currency-linked NIS from short-term sources was removed;
- A procedure was approved for liquidity risk management based on a model, subject to limits on the ratio between the liquidity gap in the scenarios and tradable liquid assets;

- A procedure was approved for management of the foreign currency investment portfolio in Israel and at branches abroad. Within this framework, investment in mortgage-backed securities was also approved. Limits for this portfolio are also denominated in terms of sensitivity of the value of the portfolio to changes in the interest rate curve;
- The general authorization for trading activity, in VAR terms, at the Bank, in dealing rooms and in the portfolio of securities held for trading, was expanded from NIS 150 million to NIS 250 million;
- Authorizations for currency trading at the Bank's dealing rooms were expanded.

The Dealing Rooms' Activity in Foreign and Local Currency Financial Instruments

The Bank operates under a unique format for providing comprehensive hedging and investment services to its customers via its dealing rooms. The Tel Aviv dealing room supplies customers with services in all financial instruments - foreign and local currency, interest rates, and structured products. In most of the products in which it operates, the Tel Aviv dealing room is also a market maker. As a primary market maker, the Bank is able to offer better service to its customers, while benefiting from the buy-sell margins it quotes to customers.

Political and economic events have brought about volatility in exchange rates and interest rates, which exposes customers to a deterioration in their financial results. Customers protect themselves from such exposure by carrying out transactions that protect their cash flow even during exceptional fluctuations in the market. Along with the exposure caused to some customers during the routine course of their business, the market fluctuations also present an opportunity to investors who seek to take advantage of them in order to derive profits.

Derivative transactions with the Bank's customers are conducted in accordance with the credit facility allocated to them by the credit authorities at the Bank, and on the basis of the Bank's internal model that defines the credit risk inherent in derivative transactions.

In recent years, there has been a steady increase in awareness of the activities offered by the dealing room, on the part of both customers seeking hedging transactions and investors. This increase has also led to demand for a broader range of products at a higher level of sophistication. In response to these needs, and in order to preserve the Bank's status as a leader and innovator, the dealing room continues to develop unique financial and derivative instruments for its customers in these areas, and provides a considerable portion of the supply in the market. These instruments cover the full range of needs of the different players in the market. Recently, the emphasis has been on innovative investment programs targeted to private banking customers, and on products for the protection of financing obligations, targeted to the corporate sector.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, human actions, and system malfunctions, or from external events. The definition is very broad in nature and covers exposure to a wide range of risks including human errors, embezzlement and fraud, and many other risk factors. The definition includes legal risk, yet it does not include strategic risk and risk to reputation. This definition was formulated by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters.

The recommendations of the Basle Committee were released in June 2004, and should be in effect by the end of 2006.

In the field of operational risk, the principle is management and overall view of risk at all levels of the organization.

The objective is to impose an additional capital charge for operational risk on the banking sector, to attain a broad system of identification, mapping, evaluation, reduction, and control, and to expand reporting to the public on the subject. The Bank is preparing to implement the requirements of Basle II in stages. The main effort is focused on preparation for compliance with international standards of excellence in operational risk management (Sound Practice), as defined by the Basle Committee.

The responsibility for operational risk management and for activities aimed at mitigating the risk is within the authority of the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department created as part of the reorganization of the Risk Management Area.

The following projects and activities are underway at the Bank, as part of the preparations for implementing the principles of Sound Practice according to the Basle II standards:

- Gap analysis of Sound Practice requirements and the current state of operational risk management, and proposal of a plan to eliminate these differences at the organizational and methodological levels.
- Analysis of the alternatives proposed by the Basle Committee for the calculation of regulatory capital (the Bank of Israel has yet to issue guidelines on this matter).
- Collection of data on actual past events of operational damage. The relevant database was set up at the end of 2002, and one of its intended uses is the analysis of events, trends, and patterns in order to attain better understanding of the operational risk factors to which the Bank is exposed.
- In 2004, the project of mapping operational risks in the Bank and the Bank Group began. The process is based on a uniform methodology for identifying, mapping, and assessing risks, and includes classification of risk factors according to a uniform list. The project should gradually come to encompass the key work processes at the Bank, as well as the institution-wide operational risks ("lateral risks").
- Continued implementation of the recommendations of the embezzlement and fraud survey carried out at the Bank and Bank Group during 2003, and an update of new risk areas in response to changing business and technological conditions.
- Activity in the area of information security, as required by law, in order to reduce information security risks.

The Supervisor of the Prohibition of Money Laundering and Financing of Terrorism

In the third quarter of 2005, the development of control systems continued. Installation and operation of the system for identification of unusual transactions in relation to the prohibition on money laundering were completed.

During the period, the Bank acted to implement the directives of the Prohibition of the Financing of Terrorism Law and Proper Conduct of Banking Business Directive 411, which were updated and came into effect. New working procedures were introduced, existing procedures were updated and expanded, a computerized system for the identification of customers and other service recipients appearing in a list of terrorist organizations and operatives was implemented, and training and assimilation activities were carried out among managers and employees.

The training process was completed at the branches, and knowledge and proficiency examinations are held each year for employees and managers. Training activities for managers and employees continued at Head Office departments.

Concurrently, the number of reports handled by the Unit increased.

Note that the directives of the Prohibition of Financing of Terrorism Law apply to terrorist organizations and terrorist operatives declared as such by the agencies responsible for handling this law, as well as to organizations and operatives not declared as such, including organizations that are not a affiliated group of people. As of the date of approval of the financial statements, the regulations required under the Prohibition of Financing ofTerrorism Law to determine the manner in which terrorist organizations and operatives are to be declared as such have not been put in place. Furthermore, since the law, as noted, also applies to corporations, non-affiliated groups, and individuals that have not been declared to be connected with terrorist acts, the Bank doubts whether it can fulfill the task with which it has been charged, in the absence of tools that could be used to identify terrorist organizations and operatives that have not been declared as such by government agencies.

The Bank has alerted the Minister of Justice, the Attorney General, and the Supervisor of Banks to the aforesaid difficulties in the implementation of the law.The Minister of Justice's response dated August 3, 2005, stated, inter alia, that "offences under Sections 9 and 10 of the law are offences of mens rea.Therefore, in the absence of the foundations of mens rea, criminal liability shall not be imposed under these Sections".

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308, published in 2002, represents a new and important phase in adherence to and compliance with the consumer protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer are required under the general framework of risk management in a banking corporation.The Officer's role includes assisting management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit is engaged in improving the survey of infrastructures and the observance of consumer protection directives by Bank employees at the branches and Head Office. For this purpose, presentations and tutorials were prepared, which the majority of employees of the Bank studied, and were tested on the content. The process included the preparation of a tutorial on the subject of "Confidentiality in Banking", which will be ready for use towards the end of 2005.

The Compliance Officer Unit monitors the elimination of discrepancies in the area of consumer protection directives, working with the professional departments until the handling of the issue is concluded. In certain cases, handling may require changes to automated systems. In addition, changes in legislation and tax directives are monitored, as they pertain to consumer protection directives.

In the third quarter of 2005, preparation of a kit for branch and regional Compliance Officers began, as an aid to achieve the goals defined in the job description that was given to them.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, inter alia, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation", the Bank's activities are guided and bound by a system of laws, rules, and regulations (including, inter alia, the Banking Ordinance, 1941, the Bank of Israel Law, 5714-1954, the Banking (Licensing) Law, and the Banking (Service to Customers) Law, 5741-1981), as well as the regulations and rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks.

Banking laws include directives which apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations", and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by governmental agencies, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at a specified rate; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "real corporations", as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competitive Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank. Further, the Bank competes in the area of international trading against private banks and foreign banks which have recently initiated activities in the Israeli banking market.

Capital Market Activity

On July 25, 2005, the Knesset enacted three laws aimed at bringing about comprehensive reform in the Israeli capital market:

The increased competition and reduced concentration and conflicts of interest in the Israeli capital market law (legislative amendments), 5765-2005;

The supervision of financial services (engaging in pension advising and pension marketing) law, 5765-2005;

The supervision of financial services (provident funds) law, 5765-2005.

This legislation has far-reaching consequences for many diverse legislative matters, and may have a material impact on the Bank's business. See the section on capital market reform below.

Securities

The Bank Group's capital market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; custodial services in securities; research and consulting services for customers on the capital market; management and operation of mutual funds; management of investment portfolios; and underwriting and issue management.

In addition, the Bank Group's activity includes the management and operation of provident funds, advanced study funds, and a central severance pay fund owned by the Bank, as well as monetary trust and operational management of provident funds controlled by other entities. Some of the financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specializes and engages in a specified field.

Among other things, the Bank operates through subsidiaries engaged in the management of investment portfolios in securities and financial assets, for private customers, corporations, non-profit associations, and institutions, and which also provide trustee services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the "Maof" Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing house members.

Mutual Funds

The Bank Group's mutual fund activity is conducted by the following companies: Poalim Mutual Funds Ltd., Lahak - Mutual Funds Management Ltd., Otsarit - Mutual Funds Management Co. Ltd., and Yahav Massad Mutual Funds Ltd.

The fund management companies manage 172 mutual funds, with assets totaling NIS 41.9 billion as at September 30, 2005, compared with 160 mutual funds with assets totaling NIS 35.1 billion at the end of 2004.

The Bank Group's share of the total assets of the mutual funds sector totaled 31.7% on September 30, 2005, compared with 34.7% at the end of 2004.

The following are details regarding the companies:

Lahak - Mutual Funds Management Ltd. manages 69 mutual funds, with assets totaling NIS 19.5 billion on September 30, 2005, compared with 62 mutual funds with assets totaling NIS 18.3 billion at the end of 2004.

Poalim Mutual Funds, Ltd. manages 74 mutual funds, with total assets of NIS 20.5 billion on September 30, 2005, compared with 71 mutual funds with total assets of NIS 15.6 billion at the end of 2004.

The share of Poalim Mutual Funds Ltd. in the total assets of the mutual funds sector amounted to 15.5% on September 30, 2005. It is the largest company in the mutual funds sector, in terms of asset volume.

On October 16, 2005, Poalim Mutual Funds Ltd., a mutual fund management company wholly owned by the Bank (hereafter: the "seller"), signed an agreement (hereafter: the "agreement") with Solomon Mutual Funds Ltd. (hereafter: the "buyer"), according to which the seller will sell to the buyer, at the date of completion of the transaction, all of the seller's rights and obligations in regard to the management of PKN mutual funds, including the right to receive all revenues derived as a result thereof, and the goodwill acquired by the seller over the years in the area of management of PKN mutual funds, including the rights to the use of the commercial name PKN (hereafter: the "assigned rights and obligations").

Under the agreement, the buyer undertakes to continue to manage the PKN mutual funds, while complying with all obligations under (A) the directives of the existing management agreements; (B) the directives of the prospectuses and public reports; and (C) the directives of any relevant law, all according to the terms set forth in the agreement.

The agreement stiputales, among other things, issues such as: the parties' behavior during the period from the signing of the agreement to its completion, distribution fees, the provision of various services by the Bank, and the use of Bank employees by the buyer.

The agreement further stipulates that corporations that are the owners of the buyer grant the Bank an irrevocable call option, exercisable at any time during a period of three months from the date of completion of the transaction, to purchase, from any one of them, subject to the provisions of any relevant law, 8.5%-10% of their issued and paid-up share capital, and/or of any one of them, as at the exercise date, all according to the terms set forth in the agreement.

The agreement stipulates that at the date of completion of the transaction, in consideration for the acquisition of the assigned rights and obligations, the buyer will pay to the seller the total amount of approximately NIS 954 million (hereafter: the "consideration"), subject to adjustments in cases specified in the agreement.

Completion of the transaction is contingent upon approval by the Antitrust Commissioner; receipt of a permit from the Securities Authority (if and as necessary), in accordance with the directives of the Joint Investment Trust Law, 5754-1994; the publication of Joint Investment Trust Regulations (Distribution Fees), 5765-2005; receipt of a pre-ruling by the Securities Authority and/or the Supervisor of Banks in regard to certain items in the agreement; and receipt of approvals from the trustees of the PKN mutual funds for the assignment of the assigned rights and obligations to the buyer.

Upon completion of the transaction, which is supposed to occur in 2006, the Bank is expected to record a net profit of approximately NIS 530 million.

Otsarit - Mutual Funds Management Co. Ltd. manages 12 mutual funds, with assets totaling NIS 581 million on September 30, 2005, compared with 12 mutual funds with assets totaling NIS 543 million at the end of 2004.

Yahav Massad Mutual Funds Management Ltd. manages 17 mutual funds, with assets totaling NIS 1.3 billion on September 30, 2005, compared with 15 mutual funds with assets totaling NIS 668 million at the end of 2004.

Poalim Sahar Ltd.

The company is a member of the Tel Aviv Stock Exchange and the TASE Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, advanced study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, and safekeeping and account management services.

Peilim - Portfolio Management Company Ltd.

The company manages investments for private customers, business organizations, institutions, and non-profit entities. The company also manages investments for personal severance pay funds and portfolios through mutual funds. Investments are managed for local customers and foreign customers in the Israeli capital market and in capital markets worldwide.

On September 30, 2005, the company managed portfolios at a monetary value of NIS 5.7 billion, compared with NIS 4.4 billion at the end of 2004.

Provident, Advanced Study, Severance Pay, and Sick Funds

Provident funds are a supplementary form of pension saving for the majority of salaried employees, the main basis for the pension arrangements of the self-employed, and a form of financial saving for all savers in the market. Provident funds combine tax benefits with a wide range of saving possibilities. The funds are financial institutions and institutional investors, and are important elements in the Israeli capital market, in terms of their actual activities as well as their weight in the financial asset portfolio of the public.

The provident funds managed by the Bank Group include pension-saving and severance pay funds, advanced study funds, and central funds for severance pay and sick leave. Despite the significant differences between these entities in terms of saving and accrual criteria and rates of return, they are often referred to without differentiation. This is because provident funds serve as a medium and long-term saving package that offers tax benefits for deposits and investment earnings.

The Bank Group is the leading institution in Israel in terms of the asset volume of the provident funds under its management, the number of members' accounts, and the variety of funds offered. In the third quarter of 2005, the value of the assets of the provident funds managed by the Bank Group totaled NIS 94.2 billion, compared to NIS 86.3 billion at the end of 2004, an increase of 9.1%.

The following are details of the provident funds handled by the Bank:

The Bank operates and provides services to 60 provident funds, including 31 pension saving and severance pay funds, 18 advanced study funds, 9 central severance pay funds, and 2 central sick leave funds.

40 provident funds are intended for all members, while 20 funds are sectorial funds or factory funds operated for members in unique sectors.

24 provident funds are bank funds, under the Bank's partial or full ownership.

15 managed provident funds are companies or plans managed by management companies controlled by other entities.

21 provident funds are owned and managed by private investment houses. The Bank provides these funds with operational services and manages the provident fund account system for the management company, including the management of members' accounts for the fund, preparation of information given to members, and delivery of the information to members. In addition, Bank branches are used as customer service centers for members, in return for part of the management fees charged by these funds.

In June 2005, the District Court of Tel Aviv approved the Bank's petition to change the legal structure of the provident funds under its partial or full ownership (hereafter: the "petition"). Until the submission of the petition, most of the provident funds managed by the Bank were incorporated as companies. Under the requested structural change, the Bank and the funds sought to merge the provident fund corporations into three provident fund management companies, according to the volume of assets managed and the nature of the existing funds. Accordingly, the petition also requested that the merging provident fund corporations be dissolved without liquidation, and become provident fund plans that serve as an organizational and record-keeping framework without a corporate structure.

Within this framework, the merging management companies and provident plans (which, as noted, were provident fund corporations until the change) are acting to change their articles. Provident funds that were originally provident plans managed by management companies are also acting to change their articles, in order that the articles should include directives that, in the future, will allow the transfer of the management of the relevant provident fund and/or the transfer of the holdings in the relevant management company to third parties, subject to the approval of any authority required by law, and subject to the Bank's consent.

On July 13, 2005, the District Court of Tel Aviv issued a merger decree in accordance with the petition, which took effect on July 20, 2005, subject to the fulfillment of the conditions specified in the petition, including the approval of the Supervisor of the Capital Market, Insurance, and Saving at the Ministry of Finance for the adoption of the new articles by the management companies and the provident plans.

The asset value of the provident funds handled by the Bank amounted to NIS 64.3 billion at the end of the third quarter of 2005, for some two million member accounts, compared with NIS 60.1 billion at the end of 2004, an increase of 7.0%, further to the 7.3% increase in 2004, compared with a moderate increase at a rate of 2.5% in the same period last year.

The growth in the value of the funds' assets since the beginning of 2005 resulted from profits of the funds' marketable investments in the stock market, a change in the method of revaluation of nontradable assets, which also increased asset value, and an increase in the number of funds managed by external investment houses to which the Bank provides services. The increase was offset by the negative net accrual from members (a surplus of withdrawals over deposits) during the period.

Provident funds managed by the Bank, excluding funds with guaranteed yield, bore a cumulative weighted real yield (net of CPI) of 9.5% in January-September 2005, mainly due to the high yield achieved in the third quarter of 2005, compared with a yield of 3.1% in the same period last year and 7.3% in the whole of 2004.

"Gadish" is the largest provident fund in Israel, whose asset value at the end of the September 2005 amounted to NIS 20 billion, with approximately 703,000 member accounts. The real yield of the Gadish fund was 9.8% in January-September 2005, mainly due to the 5.3% yield achieved in the third quarter of 2005. The fund's real yield in 2004 was 7.7%.

The Bank is a guarantor towards some members of the provident funds under its management, obligated to pay at least the nominal principal amounts deposited by the members at the date of withdrawal of the money, deducting amounts which the funds are entitled to deduct, all subject to the stipulations of the relevant section in the approved articles of each fund. The balance of these nominal deposits guaranteed by the Bank totaled NIS 10.3 billion on September 30, 2005. The accrual of sums to these members' credit in the funds generally substantially exceeds the amounts for which the Bank is a guarantor. The "fair value" of the Bank's liabilities in respect of these guarantees as at September 30, 2005, is immaterial.

In provident funds with guaranteed yields, members received a profit rate in accordance with the guaranteed real yield in January-September 2005.

The provident fund industry in Israel is highly competitive, increasingly so as a result of the new producers and marketers entering the market: private funds and funds managed by insurance companies. These competitors use a distribution system based on hundreds of insurance agents, as well as direct marketing, to market products that are similar to or provide alternatives to the Bank's products, and are based in part on bank operating systems.

Competition is expected to intensify due to the regulatory changes that have created an incentive to increase competition and transitions between funds, such as the shortening of the transfer period to seven days, continuous profits in transfers, and decision making as to which fund to save in by individual employees (rather than employers).

Private funds' market share is gradually growing, at the expense of the banking system. In addition, the system is influenced by frequent regulatory changes, including the changes based on the Ministry of Finance policy of preferring alternative products, such as annuities, over capital provident funds. This policy has led to erosion of the tax benefits granted to provident fund members and damage to the attractiveness of savings in these funds.

The following are several changes, some of which have already been implemented, while others will take effect beginning in January 2006:

- Salaried employees' savings (including the employer's share) will be locked in until age 60, instead of allowing withdrawal of the savings upon termination of the employee-employer relationship.
- Self-employed persons' savings will be locked in until age 60, instead of for a period of 5-15 years from the starting date.
- The permitted ceiling for deposits in provident funds that enjoy tax benefits will be reduced from a total of NIS 9,900 to a total of NIS 7,100 (in both salaried employees' and self-employed persons' savings).
- Deposits in self-employed persons' provident funds will not be permitted at the age of 45 or under unless they have deposited a minimum amount of NIS 960 per month in an annuity plan.

These changes may have a gradual negative impact on the volume of moneys directed to provident fund investments.

Reform in the Capital Market

On July 25, 2005, the Knesset passed three laws aimed at bringing about a comprehensive reform in the capital market:

The increased competition and reduced concentration and conflicts of interest in the Israeli capital market law (legislative amendments), 5765-2005 (hereafter: the "Increased Competition Law");

The supervision of financial services (engaging in pension advising and pension marketing) law, 5765-2005 (hereafter: the "Pension Advisory Law");

The supervision of financial services (provident funds) law, 5765-2005 (hereafter: the "Provident Funds Law").

The legislation passed has wide ranging implications for many and varied legislative matters. The directives of the aforesaid three laws (hereafter: the "Laws") are complex and require study and interpretation. It will be possible to interpret them accurately only as they are put to the test in practice, while referring to the position statements by the various relevant authorities and by the courts.

Therefore, only key and essential points of the Laws are presented, as they pertain to the Bank.

The Increased Competition Law

The law's objective, according to its content, is to bring about the establishment of a competitive structure in the Israeli capital market, in order to improve its efficiency and benefit the public, primarily through the minimization of concentration and conflicts of interest, as well as through the expansion of supervision and control of the entities operating in the market and those who control and hold ownership thereof.

The following are the legislative amendments included in the Increased Competition Law:

Amendments to the Banking (Licensing) Law, 5741-1981

- The bank is prohibited from managing provident funds and joint trust investment funds ("mutual funds"), and is prohibited from holding means of control at any rate in a provident fund, a mutual fund, a management company of a provident fund (hereafter: a "management company", or a management company of a mutual fund (hereafter: a "fund manager").
- The bank is also prohibited from holding more than 10% of any type of means of control in a corporation that controls a management company, or in a fund manager, or in a corporation that holds over 25% of any type of means of control in any of these.
- The bank is prohibited from controlling and/or holding more than 5% of any type of means of control in a portfolio manager of a mutual fund, provident fund, or insurer.
- On the other hand, the bank is permitted to provide pension advice, and also to perform pension investment transactions for its customers.
- However, in accordance with the Pension Advisory Law, advising on and execution of pension investments (not including insurance products) shall be permitted to the bank only after it has divested from the prohibited holdings in provident and mutual funds and their management companies. After five years have elapsed from this divestment, the bank will be permitted to advise on and distribute certain insurance products as well.
- Concurrently, limits were also imposed on the holdings of the controlling shareholders of the bank.
- The bank's divestment from provident fund management companies is to be completed within three years, and the divestment from mutual fund management companies is to be completed within four years.
- An amendment to the law clarifies that the bank is permitted to provide various operational services to provident funds.
- The bank has now been permitted to control a corporation that is an insurance agent engaged in life insurance and property insurance in the course of granting housing loans.
- The law authorizes the Supervisor of Banks to impose a civil fine on a banking corporation that violates various directives of this law.

Amendments to the Banking Ordinance, 1941

- The Supervisor's authority to issue Proper Conduct of Banking Business directives was fixed in legislation.
- In addition, the Proper Conduct of Banking Business directives issued by the Supervisor in the past were granted validity.
- The Supervisor was granted the authority to impose monetary sanctions on a bank for the violation of a Proper Conduct of Banking Business directive, or for the violation of a decree of the Governor with regard to the early repayment of a housing loan or the investment of dormant deposits.
- The Supervisor was permitted to transfer information and documents that reach him in the course of his duties to the Israel Securities Authority and to the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance, as necessary for the fulfillment of their duties.

Amendments to the Banking (Service to Customers) Law, 5741-1981

- The Supervisor was granted the authority to impose monetary sanctions in varying amounts on banking corporations for the violation of the directives of the law and/or of rules issued by the Governor of the Bank of Israel under force of law.

Amendments to the Regulation of Investment Advice and Investment Portfolio Management Law, 5755-1995

- The law now distinguishes between two different occupations: investment advisor, engaged in advising customers on financial products, with no affinity thereto; and investment marketer, permitted to market financial products to which it has an affinity. Both occupations require a license, and the two licenses cannot be held simultaneously.
- The bank is not permitted to receive an investment marketer's license, and its involvement in the capital market is permitted solely as an investment advisor. A similar limitation applies to a corporation related to the bank. However, the bank and the related corporation were permitted to engage in marketing structured products, options, or futures issued by the bank.
- An institutional entity controlled by a controlling shareholder of a banking corporation on the eve of publication of the law is permitted to engage in investment marketing for three and a half years from the law's date of inception.
- Subject to certain exceptions, a license holder is prohibited from receiving benefits related to its occupation, other than a fee and reimbursement of expenses. However, the holder of an advisor's license is permitted to receive a distribution commission from a fund manager and from a management company, according to the relevant laws and regulations instituted by force of those laws. In addition, the holder of an investment advisor's license is permitted to perform a transaction in securities issued by the advisor or by one controlled by it.
- Charging a customer for a fee and reimbursement of expenses in respect of investment advising shall be carried out independently of the identity of the entity issuing the securities, or having an affinity to the financial asset for which the investment advice was provided.
- An investment advisor is prohibited from providing advice or performing a transaction with regard to a financial asset to which an institutional entity holding more than 10% of the means of control in the advisor has an affinity.

- The entry of an investment advisor into an agreement to provide services with an institutional entity that constitutes an exceptional agreement for the advisor requires approval in advance and in writing by the Head of the Israel Securities Authority and by the Supervisor of Banks. Until the end of 2010, such a transaction also requires the approval of the Antitrust Commissioner.
- The bank and corporations under its control are prohibited from issuing exchange-traded funds.
- The Israel Securities Authority has been granted authority similar to that of the Supervisor of Banks to determine Proper Management Directives for license holders. In addition, the ISA was granted the authority to impose civil fines for violations of various directives of the law or of any directive of the Proper Management Directives. If the fine is imposed on a bank, the fine may be increased.

Amendments to the Joint Trust Investments Law, 5754-1994

- Holding more than 30% of a certain type of means of control in a fund manager, and control of a fund manager, requires a permit from the licensing committee to be established under the law.
- Such a permit shall not be granted if after granting the permit, the market share of its recipient in the field of mutual funds would exceed 20%. Similarly, a fund manager shall not be permitted to transfer the management of funds to another fund manager if, after the transfer, the recipient's market share would rise to over 20%.
- The Minister of Finance was authorized to establish conditions under which a distributor may charge a commission from the purchaser of a unit of a mutual fund, as well as directives as to the maximum rate of such a commission and the manner of its calculation.
- The rate of the commission to be charged by a distributor for the sale of units in a mutual fund shall not change due to the fact that it is charged to different fund managers. With regard to this commission as well, it was determined that its maximum rate would be established in the regulations.
- The Israel Securities Authority was authorized to issue Proper Management Directives with regard to a fund manager, a trustee, officers, and anyone employed by these entities, similar to the authorities granted to the Supervisor of Banks.

Amendments to the Supervision of Financial Services (Insurance) Law, 5741-1981

- A pension advisor, as defined in the Pension Advisory Law, will be permitted to engage in mediation in insurance, provided that this is performed as part of the provision of pension advice and within the limits of the law.
- An investment advisor or a pension advisor cannot receive an insurance agent's license.
- A banking corporation is prohibited from receiving an insurance agent's license in the field of pension insurance.
- Holding more than 5% of any means of control in an insurer, and holding control of an insurer or an insurance agent that is a corporation, requires a permit from the Supervisor of Insurance.
- Should the applicant for the acquisition of such means of control hold a market share exceeding 15% of the total value of long-term savings assets, such a permit shall not be granted and is prohibited by law, with some exceptions established by the law.

The Pension Advisory Law

- The law distinguishes between two new occupation types, which require a license: pension advising, provided with regard to products to which the pension advisor has no affinity, and pension marketing. One engaged in pension marketing shall be known as a "Pension Agent", and shall be permitted to have an affinity to the product for which the advice is provided. The Bank will be permitted to receive a pension advisor's license only, in the future, and will not be able to be a pension agent.
- A pension agent's license shall not be granted to a pension advisor, an investment advisor, or anyone employed by them.
- A banking corporation controlled by a holder of more than 10% of an institutional entity, or controlling an institutional entity, is permitted to receive a pension advisor's license, under conditions to be established by the Supervisor of the Capital Market, and subject to the conditions detailed below. In addition, it shall be prohibited from engaging in pension advising with regard to products to which the institutional entity, those controlling it, or those under its control, or a controlling shareholder of the banking corporation have an affinity.
- In order to receive a pension advisor's license, the banking corporation will be required to comply with the following conditions, among other things:
    - It does not hold more than 5% of a certain type of means of control in an insurer, or more than 10% in another corporation that controls an insurer, a management company, or a fund manager, or holds more than 25% of any of these;
    - It does not hold any means of control in a fund manager or a management company;
    - The Supervisor of the Capital Market is persuaded, following consultation with the Antitrust Commissioner and the Supervisor of Banks, that granting the license will not cause material damage to the development of competition or to the prevention of concentration in various areas of the capital market.
- For five consecutive years from the date at which all of the qualifying conditions listed above are fulfilled by the banking corporation, the banking corporation's pension advising license will be limited, so that it cannot provide pension advice regarding insurance products, and it shall be required to notify its customers of this limitation.
- The provision of advisory services by the banking corporation to its customers shall be carried out at its branches.
- A banking corporation is prohibited from controlling or being an interested party in a corporation that is a pension advisor, and is not itself a banking corporation.
- A banking corporation is prohibited from entering into an agreement with a workers' representation organization with regard to the provision of pension advice to the workers represented by the organization.
- A license holder, under this law, is subject to broad caution and fiduciary duties, as well as record-keeping and reporting duties, similar to those imposed on investment advisors and investment marketers.
- The execution of a transaction in respect of a pension product for a customer is permitted only as part of pension marketing or advising and as a continuation thereof; in the case of ongoing savings, this may only be performed within the framework of an agreement for ongoing advising or marketing, for the period specified in the agreement.

- A pension advisor is prohibited from entering into an agreement with an institutional entity for the provision of services which is an exceptional agreement for the advisor, except with the approval of the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (hereafter: the "Supervisor"), in advance and in writing; if it is a banking corporation, the approval of the Supervisor of Banks is also required. Until the end of 2010, the approval of the Antitrust Commissioner will be required as well for such an agreement.
- A pension advisor is prohibited from receiving, directly or indirectly, a benefit related to pension advising or related to the execution of a transaction for a customer, other than a fee and reimbursement of expenses paid directly by the customer according to an agreement between them. The pension advisor is also permitted to receive a distribution commission collected from a management company with an affinity to a pension product, provided that the customer has consented to the collection of the commission and to its rate, in advance and in writing.
- An institutional entity is prohibited from giving a pension advisor a benefit related to pension advising or related to the execution of a transaction, with the exception of the payment of a distribution commission, at the maximum rate of which is to be established in regulations.
- A pension advisor that is a banking corporation is prohibited from entering into an agreement with an employer or an employers' organization for the matter of providing pension advice to the employees of the employers who are members of the organizations.
- The Supervisor is granted the authority to supervise license holders, similar to the authority of supervision of insurers and insurance agents. The Supervisor was additionally authorized to issue Proper Management Directives, as well as to impose monetary sanctions and civil fines. Further, penalties were established in the law for violation of the Supervisor's directives, including infractions attributed to officers.
- According to the transitional directives in the law, a banking corporation that engaged in investment advising on the eve of the law's inception is permitted to continue to engage therein, including with regard to provident funds that are not insurance funds, until three and a half years have elapsed from the date of the law's inception, and the directives of the Regulation of Investment Advice and Investment Portfolio Management Law, 5755-1995 will apply to it.

The Provident Funds Law

- The law regulates anew the establishment, holding, and management of provident funds of all types, and the system of supervision thereof by the Supervisor. The Supervisor was granted the authority to impose monetary sanctions and civil fines for infractions of the directives established under this law.
- The management of provident funds of any type shall be contingent on the receipt of a management company license. Holding over 5% of any type of means of control in a management company will require a permit, as will control of a management company.
- A management company must deposit the cash belonging to the provident fund with a banking corporation, a financial institution outside Israel that complies with the conditions established, or another entity approved for that purpose by the Supervisor. The fund's securities accounts must be managed with a stock exchange member or with other entities approved by the Supervisor.

- A management company is prohibited from paying any person a commission or any other consideration for a member's joining a fund or remaining a member thereof, or for deposits, withdrawals, or transfers of moneys, with the exception of a distribution commission to a pension advisor or to a holder of an insurance agent license in the pension insurance sector, or an investment marketer, as noted above.
- The Minister of Finance was authorized to establish conditions under which a management company is permitted to pay a distribution commission - among other things, for a member joining a provident fund or continuing membership in the fund - as well as directives regarding the maximum rate of the commission and the manner of its calculation.

On August 29, 2005, the Minister of Finance presented regulations for approval by the Knesset Finance Committee regarding the payment of distribution fees by management companies of provident funds and by managers of mutual funds. According to the proposals of these regulations, the Bank (like other advisors) will be entitled to receive a distribution fee from a management company of provident funds, at a rate not to exceed 0.25% per year, in respect of the assets of the provident funds' members, when the agreement with the provident fund was performed through the Bank as an advisor to the customers.

With regard to mutual funds, the regulations propose that the Bank (like other distributors) should be entitled to receive a distribution fee from the fund manager in respect of units of the fund managed by the fund manager that are held through the Bank, in its capacity as distributor of units of mutual funds to its customers.

Under the proposals, maximum distribution fees were established, according to the type of fund. For this purpose, three types of funds were distinguished:

1. A fund that primarily invests in short-term, low-risk investments; the maximum distribution fee for distribution of its units should be 0.25% per year of the value of its units held at the Bank.
2. A fund that primarily invests in equities; the maximum distribution fee for distribution of its units should be 0.8% per year of the value of its units held at the Bank.
3. Any other fund; the maximum distribution fee for distribution of its units should be 0.4% per year of the value of its units held at the Bank.

According to the proposals, the regulations should take effect on April 1, 2006.

During the discussion held by the Finance Committee, most of the committee members demanded that the rate of the distribution fees be raised. In view of their position, when the Finance Minister did not agree to the request, the regulations were not ratified at that time, nor were they ratified later or until near the date of the publication of these financial statements.

The Bank is examining the various options likely to be available for the implementation of the directives of the new legislation and divestment from all its holdings in provident and mutual funds. At this stage, the Bank is examining the possibility of selling the management companies of the provident and mutual funds to third parties, or transferring their ownership to the Bank's shareholders, or taking a course that combines these two options.

On October 16, 2005, Poalim Mutual Funds Ltd., a subsidiary wholly owned by the Bank signed an agreement to sell all of its rights and obligations related to the management of PKN mutual funds. The agreement stipulates that at the date of completion of the transaction, subject to approval by government agencies, the seller will receive a total amount of approximately NIS 954 million, subject to adjustments in cases specified in the agreement.

For details of the transaction, see the section on Capital Market Activity - Poalim Mutual Funds, Ltd., above.

It should be noted that, after the signing of the agreement for the sale of the rights related to the management of PKN funds, it is still possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual fund management companies may have an adverse impact on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty, among other things, with regard to the following matters:
The manner in which the Bank will elect to divest from the remainder of the assets from which it is required to divest under the directives of the new legislation, and the financial consequences of each of the options chosen; the timing of the divestment; the guidelines that will be provided in regulations regarding the commissions the Bank will be entitled to charge; the volume of the Bank's expected revenues from commissions for the distribution of provident and mutual fund investments to the public; the date at which the Bank will be permitted to charge these commissions; the volume of commissions which the Bank will collect from its customers for advising on their investments; and the date at which the Bank will be permitted to sell life insurance products.

The Bank Group's income from provident fund management fees totaled NIS 282 million in January-September 2005, compared with NIS 257 million in the same period last year, and NIS 348 million in the whole of 2004.
The Bank Group's income from mutual fund management fees totaled NIS 369 million in January-September 2005, compared with NIS 290 million in the same period last year, and NIS 402 million in the whole of 2004.
See Note 2 to the Condensed Financial Statements and the Auditors' Review Report.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives.
This involvement is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in initiating changes.
In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion. In addition to these activities, in 2004 the Bank launched its flagship community project, "Read & Succeed".

The Bank Group's involvement in the community is expressed in several diverse areas of activity and projects:

- "Poalim for the Community" Foundation - contributes to a wide range of organizations which support the needy.
- "Read & Succeed" - in addition to the Bank's ongoing community activities, the flagship project "Read & Succeed" was launched in 2004, to encourage reading by children and to increase public awareness in this area.
- "Poalim Volunteers" - extensive volunteer activities by Bank employees, encouraged by Bank management, on both an organized and an independent basis.
- Community-oriented sponsorships - funding social activities through community-oriented sponsorships.
- Donations of computers and equipments - each year the Bank donates computers and equipment to educational institutions, health institutions, and various associations.
- Special community projects - on Jewish holidays and special occasions, Bank Hapoalim participates in activities for the community.
- Collaboration with the "Matan - Your Way to Give" Foundation - the Bank's employees and managers take an active part in activities through "Matan - Your Way to Give," which raises donations from employees for a variety of community projects.

Through these areas of activity, and through the various projects promoted by the Bank Group, the Group's commitment to the community in the first nine months of 2005 totaled a monetary value of approximately NIS 20 million.

"Poalim for the Community" Foundation - Monetary donations to the numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.

In 2005, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, support for weak populations and educational institutions, culture, welfare, health, and science. Through the Foundation, the Bank contributes to higher education institutions, to scholarships for university students and underprivileged schoolchildren, and to the development of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and require special assistance in order to progress in their studies.

The "Poalim for the Community" Foundation also contributes to museums throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.

Another important area in which "Poalim for the Community" is a regular donor is health. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.

The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help in realizing wishes of children suffering from cancer.

"Read & Succeed" community project - The Bank has taken on the aim of changing the reading habits of Israeli children and youth, and, in addition to its ongoing community activities, decided to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. This decision arose from a series of highly troubling data, indicating the 'cultural context' of Israeli children, which will influence their status as adults, and will deeply affect our future society.

The "Read & Succeed" project is being carried out with the support of the Ministry of Education, Culture, and Sports, with the aim of raising public awareness.

As a key element of the project, the Bank has purchased tens of thousands of books, while also collecting books at the Bank's branches, for distribution to school libraries throughout Israel. The project also includes a public informational campaign, in which the Bank invites the general public to bring children's books to its branches for donation to libraries. Other activities include meetings between students and well-known children's authors, a nationwide reading quiz game, and a public informational campaign, which was conducted in collaboration with the Reshet television company, the Children's Channel, and other media. Familiar figures that are popular among children and adolescents promote changes in reading habits.

An additional component of the project is based on Bank employees' participation in volunteer activities related to the project.

"Poalim Volunteers" employee volunteer project - Through cooperation between several Bank bodies, this project assists employees who wish to volunteer for community activities. The Bank bodies involved are the Human Resources Area, the employees' union, the Manager of Community Affairs, regional administrations of the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees in the southern and central regions are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Bank employees in other regions also volunteer individually with the Bank's assistance.

Community-oriented sponsorships - The Bank is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health institutions.

Donations of computers and equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates hundreds of computers and other equipment each year.

In the first nine months of 2005, the Bank donated 1,238 computers.

"Poalim for Culture and Nature in Israel" - At Passover, the Bank decided on a special project in which all Israelis were invited to visit 22 sites and museums throughout Israel free of charge, during the holiday.

Bank Hapoalim believes closeness to our heritage and culture is of the utmost importance, and as part of this aim decided to enable parents and children throughout Israel to travel during the holiday and enjoy a variety of museums and sites all over the country, without the visits causing a heavy monetary burden for the families.

The 17th Maccabiah - sponsored by Bank Hapoalim, under the slogan, "Live, Love, Win", and was the largest event in Maccabiah history.
Shlomo Nehama, Bank Hapoalim Chairman, was appointed as Chairman of the Maccabiah Board of Trustees.
The Maccabiah is more than a sporting event; it is a symbol of the pride, unity, and solidarity of the Jewish people, in Israel and in the Diaspora.
6,500 Jewish athletes from all over the world and 20,000 support personnel and guests came to Israel for the Maccabiah, making it the third largest sporting event in the world. Delegations representing Jewish communities in 55 countries participated in the opening ceremony, including some making their first appearance in the Maccabiah.

"Cozy Corner" - Bank Hapoalim has launched the "Cozy Corner" project, in which hundreds of sofa-beds will be placed in children's wards at dozens of hospitals throughout Israel. The sofa-beds will allow parents to comfortably stay near their children's beds continuously while they are hospitalized. The project was launched at the end of July 2005 and is currently underway.

"Matan - Your Way to Give" (hereafter: "Matan") **-** Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation.
Through the "Matan Campaign", employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model of activity is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting weak groups in society and strengthening them. Donations are distributed in a unique process, based on standards of proper management and effectiveness. Bank employees participate as volunteers on the "Matan" fund designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers", assisting in the monitoring process of use of the funds donated.
"Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Other Matters

The Israel Police conducted an investigation into the Poalim for You campaign initiated by the Bank in late 1993, including customers' complaints against the Bank in respect of the provision of advice/recommendations to invest in mutual funds of the Bank in late 1993 and early 1994.

Following a request by the Antitrust Commissioner, the Bank has approached the Commissioner in order to regulate by means of a type exemption the cooperation between banks in the areas of credit and syndications for granting loans with the customers' consent, provided that the amount of credit exceeds an amount to be determined, or, alternatively, that a restriction under Bank of Israel directives and/or under the law prevents the Bank from extending the credit requested by the customer alone. The Commissioner stated that until a type exemption is introduced in cooperation with the Bank of Israel, or by February 17, 2003, whichever is earlier, he does not intend to enforce the provisions of the law on cooperation between the banks in the granting of credit (consortiums) that meet the terms detailed in the Commissioner's notification.

On March 5, 2003, the Commissioner extended the validity of his notification until December 31, 2003. The Commissioner has once again extended the validity of his notification on the matter of consortiums for granting credit, so that it is now in effect until December 31, 2005. It should be noted that in consortium arrangements, in which both the Bank and Bank Leumi Le-Israel B.M. are members, the minimum aggregate amount of credit must reach at least NIS 100 million. However, this restriction would not apply to a consortium arrangement concerning the repayment of debt deriving from credit granted by the Bank and by Bank Leumi Le-Israel B.M. prior to August 18, 2002, to the same person.

On November 5, 2003, media publications reported that a police investigation was being conducted in connection with an agreement concluded on March 30, 1999 between the Bank and the National Insurance Institute, under which disagreements that had existed between them concerning sums that the Bank had not forwarded to the National Insurance Institute during the 1980s were resolved.
The National Insurance Institute's demand of the Bank in respect to the aforementioned past debts came to NIS 86 million, including penalties and linkage differentials. According to the agreement, the Bank paid the National Insurance Institute the sum of NIS 20 million for full clearance of all claims by the National Insurance Institute for National Insurance premiums through the end of 1994. According to the reports, the police investigation also concerns a payment that the Bank made to a consultant that it had employed for assistance in attaining the aforementioned agreement, at the rate of 10% (plus VAT) of the difference between the National Insurance Institute's demand and the sum stipulated in the agreement.
During the police investigation, a Member of the Board of Management and Head of Comptrolling was detained for questioning from November 5 to November 11, 2003, and resumed his full duties at the Bank on December 1, 2003. With regard to the agreement of March 30, 1999, the former Director General of the National Insurance Institute, Prof. J. Stessman, stated to the media and to the Knesset Labor and Social Affairs Committee that the agreement had been reached lawfully, after having been examined by the chief legal advisor of the Institute and approved by 15 members of the Institute's management. He claimed that the agreement had also been examined by the State Comptroller and was found to be free of flaws.
In the Bank's opinion, under these circumstances, the foregoing will have no effect on the Bank's financial position or its results of operations.

On February 18, 2004, the Knesset Economic Committee held a discussion on the rate of commissions which banks charge their customers. In the discussion, the Chairman of the Committee asked the banks' General Managers to freeze commission prices pending completion of an examination by the Supervisor of Banks and by a professional team that the Economic Committee decided to establish.
In addition, several private draft laws aimed at limiting banking commission charges were submitted to the Knesset during the year.

In June 2004, the Antitrust Commissioner notified the Bank that in the context of investigating the nature and level of competition between the banks in the provision of current account management banking services, he leans towards the position that the level of competition for provision of these services, particularly in the area of the commissions charged for these services, is low. Therefore, he is considering exercising his authority under the Restrictive Trade Practices Law, 5748-1988, in order to determine that five banks, including the Bank, constitute a cartel, which should be seen as the holder of a monopoly in the provision of the aforesaid services. The Bank has stated its objection to the Commissioner's position.

Soon afterward, the Chairman of the Knesset Economic Committee suggested that an attempt should be made to bring about approval of a package deal with the participation of the banks, the Bank of Israel, and the Antitrust Commissioner, to promote legislation to regulate commissions. The Economic Committee approved the package deal on September 1, 2004.

The Bank has announced its agreement to adopt the package deal, as proposed by the Economic Committee, even improving the terms to sectors with special characteristics beyond the terms proposed by the committee, subject to the approval of the package deal by all relevant parties.

In a discussion held by the Economic Committee, the Bank of Israel presented a draft law which it intends to submit to the Ministry of Finance, for the initiation of legislation.

According to the Bank of Israel's proposal, the circumstances under which the Supervisor of Banks would be authorized to intervene in the rates of the following commissions would be specified by legislation: commissions that may impede competition; commissions for a service which the customer must receive from a particular banking institution; commissions for vital services related to current accounts; and commissions charged without reasonable justification.

On January 3, 2005, the Economic Committee, the Antitrust Commissioner, and the Supervisor of Banks approved an addendum to the package deal formulated at the end of 2004, which includes additional terms, including a requirement to freeze commissions for a period of one year.

Despite the agreement that was formulated, the Supervisor of Banks sought to improve the package deal, and defined additional terms to be included under the package deal, as well as a target date for its implementation - by December 1, 2005.

On July 4, 2005, the Supervisor of Banks announced to the Economic Committee that his proposal had been accepted by all of the banks. Among other things, the banks undertook to freeze commissions until May 31, 2006.

The Bank announced its agreement to adopt the package deal, and began its implementation on October 2, 2005.

Within the package deal for households, private customers will be able to select a basic basket that includes a range of current account transactions at a monthly price of NIS 18.

In addition, line item fees and fixed management fees which these customers are currently charged will be cancelled. The minimum monthly fee for the management of an account will stand at NIS 10.

At this stage, the Bank cannot assess the consequences of all of the above, if any, on the Bank's financial status and results of operations.

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents.

The Antitrust Authority did not disclose the reason for the seizure of the documents or the subject of its investigation of the Bank.

As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning.
In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the results and consequences of the investigation.

On August 18, 2005, Mr. Scott Shay announced his resignation from the Bank's Board of Directors, effective that day.

Further to the information reported in the section on the Bank Group's activity, and the description of business developments in the financial statements as at December 31, 2004, regarding investments in the Bank's share capital, note that in August 2005, Hyperion BH Holding LLC and Hyperion BH Holding II LLC sold their full holdings in the Bank: 28,195,060 ordinary shares of the Bank, which constituted 2.2% of the Bank's capital, in consideration for NIS 15.05 per share, which totals a consideration of approximately NIS 425 million. With this sale, these foreign corporations ceased to be interested parties in the Bank as part of the Arison-Dankner Group.
Following the sale, near the publication date of the financial statements, the Arison-Dankner Group held 29.1% of the issued and paid-up share capital, compared with 31.3% at the end of March 2005.

On March 21, 2005, the Board of Directors ratified its resolution dated June 30, 1998, with regard to the Bank's dividend policy. According to the resolution, at least half of the Bank's net profit will be distributed as dividends each year. It was resolved that the said dividend distribution would be carried out each quarter.

On March 21, 2005, the Bank's Board of Directors declared a dividend of NIS 339 million. This dividend, representing 27% of the issued share capital of the Bank, or 27 agorot per NIS 1 par value share, was paid on April 14, 2005.

On May 18, 2005, the Bank's Board of Directors declared a dividend of NIS 528 million. This dividend, representing 42% of issued share capital of the Bank, or 42 agorot per NIS 1 par value share, was paid on June 14, 2005.

On August 17, 2005, the Bank's Board of Directors declared a dividend of NIS 390 million. This dividend, representing 31% of issued share capital of the Bank, or 31 agorot per NIS 1 par value share, was paid on September 13, 2005.

On November 22, 2005, the Bank's Board of Directors declared a dividend of NIS 390 million, representing 31% of issued share capital of the Bank, or 31 agorot per NIS 1 par value share. The Board of Directors further resolved to declare November 30, 2005, as the date of record, December 1, 2005, as the ex-date, and December 15, 2005, as the date of payment.

The annual ordinary general meeting of the Bank's shareholders convened on November 10, 2005. Among other things, the assembly resolved to approve the reelection of Mr. I. Dissentshik as external director, to approve the terms of service of the members of the Board of Directors, including those of Chairman Mr. S. Nehama, and to approve agreements between Mr. D. Dankner, who is a director and a controlling shareholder of the Bank, and Isracard Ltd., Poalim Capital Markets Investment House Ltd., Poalim Capital Markets and Investments Holdings Ltd., Poalim Capital Markets Ltd., and Poalim Ventures Fund Management Ltd., which are wholly owned subsidiaries of the Bank; Mr. D. Dankner serves as active Chairman of the Boards of Directors of these companies.
The meeting further resolved to approve an amendment to the Articles of the Bank, and to approve an adjustment of commitments to indemnify officers at the Bank according to amendments in the Companies Law.

The Board of Directors of the Bank held 21 meetings during the period of January-September 2005. The various Board of Directors committees held 105 meetings during the period of January-September, 2005.

Controls and Procedures

In accordance with the public reporting directives of the Supervisor of Banks, it has been determined that starting with the interim financial statements dated June 30, 2005, the Chief Executive Officer and the Chief Accounting Officer - Head of Comptrolling of the Bank will each separately sign a declaration regarding "Controls and Procedures Concerning Disclosure", in accordance with the directives of Section 302 of the law known as the "Sarbanes-Oxley Act", enacted in the United States (hereafter the "Disclosure Declaration"). This directive by the Supervisor of Banks is part of a comprehensive policy which has not been officially instituted as yet, but according to the Supervisor of Banks' draft circulars dated July 18, 2005, and September 11, 2005, is intended for implementation in the coming years. The policy concerns the adoption and assimilation of Section 404 of the Sarbanes-Oxley Act and reporting in accordance with it, and will include, among other things, declarations with regard to "The Effectiveness of Internal Control of Financial Reporting".
The aforesaid Disclosure Declaration refers to controls and procedures regarding disclosure, aimed at ensuring that information which the Bank is required to disclose in its financial statements is recorded, processed, summarized, and reported in accordance with the Supervisor of Banks' public reporting directives, and in accordance with additional reporting directives. The controls and procedures regarding disclosure are aimed, among other things, at ensuring that such information is accumulated and transmitted to the management of the corporation in a manner that enables decisions to be made at the appropriate time, with regard to the disclosure requirements.

At this stage, the Disclosure Declaration is not meant to cover the broader aspects of the evaluation of "The Effectiveness of Internal Control of Financial Reporting" established in Section 404, which include, among other things, the planning of a process aimed at providing a reasonable degree of confidence with regard to the evaluation of policy and procedures concerning the accuracy of records, completeness of records, correct authorizations in recording receipts and payments, and prevention and identification of unauthorized actions which may have a material impact on the Bank's financial reporting.

Evaluation of Controls and Procedures Regarding Disclosure

The Board of Management of the Bank, in cooperation with the Chief Executive Officer and the Chief Accounting Officer - the Head of Comptrolling at the Bank, have assessed the effectiveness of the controls and procedures regarding disclosure at the Bank as at September 30, 2005. Based on this assessment, the Chief Executive Officer and the Chief Accounting Officer - the Head of Comptrolling have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the public reporting directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the quarter ended September 30, 2005, there was no change in the Bank's internal control over financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the Bank's financial reporting.

Shlomo Nehama
Chairman of the Board of Directors

Zvi Ziv
President & Chief Executive Officer

Tel-Aviv, November 22, 2005

Principal Data of the Bank Hapoalim Group

Reported amounts
(in millions of NIS)

	For the 3 months ending on September 30		Change	For the 9 months ending on September 30		Change
	2005	2004		**2005**	2004	
Profit and Profitability						
Profit from financing activities before provision for doubtful debts	**1,999**	1,739	15.0%	**5,632**	5,332	5.6%
Provision for doubtful debts	**222**	369	(39.8%)	**1,016**	1,257	(19.2%)
Operating and other income	**1,223**	1,030	18.7%	**3,403**	3,091	10.1%
Operating and other expenses	**1,752**	1,576	11.2%	**5,144**	4,814	6.9%
Operating profit before taxes	**1,248**	824	51.5%	**2,875**	2,352	22.2%
Operating profit after taxes	**705**	409	72.4%	**1,675**	1,299	29.0%
Net profit	**761**	590	29.0%	**2,288**	1,637	39.8%

				Change compared with	
	30.9.2005	30.9.2004	31.12.2004	30.9.2004	31.12.2004
Balance Sheet - Principal Items					
Total balance sheet	**260,437**	260,729	262,042	(0.1%)	(0.6%)
Credit to the public	**180,198**	182,330	182,542	(1.2%)	(1.3%)
Securities	**31,746**	35,316	35,929	(10.1%)	(11.6%)
Deposits from the public	**202,790**	205,365	206,666	(1.3%)	(1.9%)
Debentures and subordinated notes	**20,681**	18,489	18,251	11.9%	13.3%
Shareholders' equity	**16,471**	14,984	15,166	9.9%	8.6%

Principal financial ratios	**30.9.2005**	30.9.2004	31.12.2004
Shareholders' equity to total assets	**6.3%**	5.7%	5.8%
Tier 1 capital to total assets	**7.4%**	7.3%	7.4%
Capital to risk assets	**10.96%**	10.9%	11.0%
Credit to the public to total assets	**69.2%**	69.9%	69.7%
Deposits from the public to total assets	**77.9%**	78.8%	78.9%
Operating income to operating expenses	**66.2%**	64.2%	66.1%
Operating expenses to total income	**56.9%**	57.2%	56.5%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[(a)]	**0.4%**	0.6%	0.6%
Rate of provision for taxes	**41.7%**	44.8%	43.3%
Return of net profit on equity[(a)]	**21.2%**	15.8%	15.2%
Return of net profit on total assets[(a)]	**1.2%**	0.8%	0.8%
Return of operating profit before taxes on equity, net[(a)]	**26.2%**	23.4%	23.1%
Return of operating profit after taxes on equity, net[(a)]	**15.1%**	12.8%	13.1%

(a) Annualized.

Management Review - Rates of Income and Expense - Consolidated

Reported amounts (in millions of NIS)

	For the three months period ended September 30							
	2005				2004			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
			%	%			%	%
Israeli currency - Unlinked								
Assets(5)(6)	**87,453**	**1,232**	**5.76**		78,752	1,197	6.22	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**17,493**	**323**			16,887	286		
Total assets	**104,946**	**1,555**		**6.06**	95,639	1,483		6.35
Liabilities(6)	**(87,372)**	**(568)**	**(2.63)**		(83,071)	(577)	(2.81)	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**(13,193)**	**(167)**			(11,949)	(214)		
Total liabilities	**(100,565)**	**(735)**		**(2.96)**	(95,020)	(791)		(3.37)
Interest spread			**3.13**	**3.10**			3.41	2.98
Israeli currency - Linked to the CPI								
Assets(5)(6)	**58,767**	**1,556**	**11.02**		60,926	826	5.53	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**1,723**	**33**			1,266	14		
Total assets	**60,490**	**1,589**		**10.93**	62,192	840		5.51
Liabilities(6)	**(47,693)**	**(1,122)**	**(9.75)**		(50,210)	(568)	(4.60)	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**(2,926)**	**(113)**			(2,273)	(22)		
Total liabilities	**(50,619)**	**(1,235)**		**(10.12)**	(52,483)	(590)		(4.57)
Interest spread			**1.27**	**0.81**			0.93	0.94

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2005 NIS (104) million (September 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (September 30, 2004: NIS (18) million) in the CPI-linked segment, NIS (7) million (September 30, 2004: NIS (2) million) in the foreign currency segment (local activity), NIS 54 million (September 30, 2004: NIS (251) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

Reported amounts (in millions of NIS)

	For the three months period ended September 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Foreign currency (local activity)								
(including Israeli currency linked to foreign currency)								
Assets[5][6]	**63,839**	**913**	**5.84**		63,421	401	2.55	
Effect of derivatives[4]								
Hedging derivatives	**4,365**	**11**			4,449	84		
Embedded derivatives and ALM	**92,854**	**2,213**			86,112	809		
Total assets	**161,058**	**3,137**		**8.02**	153,982	1,294		3.40
Liabilities[6]	**(53,527)**	**(390)**	**(2.95)**		(49,480)	(256)	(2.09)	
Effect of derivatives[4]								
Hedging derivatives	**(4,286)**	**(35)**			(4,285)	(25)		
Embedded derivatives and ALM	**(94,345)**	**(2,123)**			(90,334)	(687)		
Total liabilities	**(152,158)**	**(2,548)**		**(6.87)**	(144,099)	(968)		(2.71)
Interest spread			**2.89**	**1.15**			0.46	0.69
Foreign currency (foreign activity)								
Assets[5][6]	**38,631**	**306**	**3.21**		46,067	75	0.65	
Effect of derivatives[4]								
Hedging derivatives	**17,455**	**23**			13,772	176		
Embedded derivatives and ALM	**401**	**-**			669	35		
Total assets	**56,487**	**329**		**2.35**	60,508	286		1.90
Liabilities[6]	**(42,940)**	**(294)**	**(2.77)**		(53,720)	(165)	(1.23)	
Effect of derivatives[4]								
Hedging derivatives	**(17,455)**	**(110)**			(13,772)	26		
Embedded derivatives and ALM	**(796)**	**(39)**			(1,010)	32		
Total liabilities	**(61,191)**	**(443)**		**(2.93)**	(68,502)	(107)		(0.63)
Interest spread			**0.44**	**(0.58)**			(0.58)	1.27

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2005 NIS (104) million (September 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (September 30, 2004: NIS (18) million) in the CPI-linked segment, NIS (7) million (September 30, 2004: NIS (2) million) in the foreign currency segment (local activity), NIS 54 million (September 30, 2004: NIS (251) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

Reported amounts (in millions of NIS)

	For the three months period ended September 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Total								
Monetary assets generating								
financing income[5][6]	**248,690**	**4,007**	**6.60**		249,166	2,499	4.07	
Effect of derivatives[4]								
Hedging derivatives	**21,820**	**34**			18,221	260		
Embedded derivatives								
and ALM	**112,471**	**2,569**			104,934	1,144		
Total assets	**382,981**	**6,610**		**7.08**	372,321	3,903		4.26
Monetary liabilities generating								
financing expenses[6]	**(231,532)**	**(2,374)**	**(4.16)**		(236,481)	(1,566)	(2.68)	
Effect of derivatives[4]								
Hedging derivatives	**(21,741)**	**(145)**			(18,057)	1		
Embedded derivatives								
and ALM	**(111,260)**	**(2,442)**			(105,566)	(891)		
Total liabilities	**(364,533)**	**(4,961)**		**(5.56)**	(360,104)	(2,456)		(2.76)
Interest spread			**2.44**	**1.52**			1.39	1.50

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2005 NIS (104) million (September 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (September 30, 2004: NIS (18) million) in the CPI-linked segment, NIS (7) million (September 30, 2004: NIS (2) million) in the foreign currency segment (local activity), NIS 54 million (September 30, 2004: NIS (251) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

(in millions of NIS)

	For the three months period ended September 30			
	2005		2004	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**9**		17
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**52**		17
Commissions from financing transactions and other financing income[5]		**306**		262
Other financing expenses		**(17)**		(4)
Profit from financing activities before provision for doubtful debts		**1,999**		1,739
Provision for doubtful debts (including general and supplementary provision)		**(222)**		(369)
Profit from financing activities after provision for doubtful debts		**1,777**		1,370
Total				
Financial assets that generated financing income[3][4]	**248,690**		249,166	
Assets deriving from derivative instruments[6]	**4,495**		3,652	
Other financial assets	**546**		1,810	
General provision and supplementary provision for doubtful debts	**(1,296)**		(1,238)	
Total financial assets	**252,435**		253,390	
Total				
Financial liabilities that generated financing expenses[4]	**(231,532)**		(236,481)	
Liabilities deriving from derivative instruments[6]	**(4,990)**		(4,050)	
Other financial liabilities	**(2,948)**		(2,602)	
Total financial liabilities	**(239,470)**		(243,133)	
Total excess of assets over financial liabilities	**12,965**		10,257	
Non-monetary assets	**4,721**		5,276	
Non-monetary liabilities	**(811)**		(260)	
Total capital resources	**(16,875)**		(15,273)	

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(2) Hedging derivative instruments (excluding option), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2005 NIS (104) million (September 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (September 30, 2004: NIS (18) million) in the CPI-linked segment, NIS (7) million (September 30, 2004: NIS (2) million) in the foreign currency segment (local activity), NIS 54 million (September 30, 2004: NIS (251) million) in the foreign currency segment (activity abroad).
(4) Excluding derivative instruments.
(5) Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.
(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

In nominal amounts of U.S. dollars (*in millions of U.S.$*)

	For the three months period ended September 30							
	2005				2004			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
			%	%			%	%
Foreign currency (local activity)								
(including Israeli currency linked to foreign currency)								
Assets(5)(6)	**14,001**	**136**	**3.94**		13,760	137	4.04	
Effect of derivatives(4)								
Hedging derivatives	**958**	**10**			986	19		
Embedded derivatives								
and ALM	**20,245**	**501**			14,765	(176)		
Total assets	**35,204**	**647**		**7.56**	29,511	(20)		(0.27)
Liabilities(6)	**(11,877)**	**(20)**	**(0.68)**		(11,052)	(93)	(3.41)	
Effect of derivatives(4)								
Hedging derivatives	**(944)**	**(16)**			(951)	(5)		
Embedded derivatives								
and ALM	**(20,498)**	**(374)**			(16,324)	179		
Total liabilities	**(33,319)**	**(410)**		**(5.01)**	(28,327)	81		1.14
Interest spread			**3.26**	**2.55**			0.63	0.87
Foreign currency (foreign activity)								
Assets(5)(6)	**8,528**	**112**	**5.36**		10,192	96	3.82	
Effect of derivatives(4)								
Hedging derivatives	**3,888**	**5**			3,147	39		
Embedded derivatives								
and ALM	**89**	**-**			149	8		
Total assets	**12,505**	**117**		**3.80**	13,488	143		4.31
Liabilities(6)	**(9,410)**	**(93)**	**(4.01)**		(11,782)	(120)	(4.14)	
Effect of derivatives(4)								
Hedging derivatives	**(3,888)**	**(24)**			(3,147)	6		
Embedded derivatives								
and ALM	**(174)**	**(9)**			(225)	7		
Total liabilities	**(13,472)**	**(126)**		**(3.79)**	(15,154)	(107)		(2.85)
Interest spread			**1.35**	**0.01**			(0.32)	1.46

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2005 NIS (104) million (September 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (September 30, 2004: NIS (18) million) in the CPI-linked segment, NIS (7) million (September 30, 2004: NIS (2) million) in the foreign currency segment (local activity), NIS 54 million (September 30, 2004: NIS (251) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

In nominal amounts of U.S. dollars (in millions of U.S.$)

	For the three months period ended September 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Total								
Monetary assets in foreign currency generating financing income[5][6]	**22,529**	**248**	**4.48**		23,952	233	3.95	
Effect of derivatives[4]								
Hedging derivatives	**4,846**	**15**			4,133	58		
Embedded derivatives and ALM	**20,334**	**501**			14,914	(168)		
Total assets	**47,709**	**764**		**6.56**	42,999	123		1.15
Monetary liabilities in foreign currency generating financing expenses[6]	**(21,287)**	**(113)**	**(2.14)**		(22,834)	(213)	(3.78)	
Effect of derivatives[4]								
Hedging derivatives	**(4,832)**	**(40)**			(4,098)	1		
Embedded derivatives and ALM	**(20,672)**	**(383)**			(16,549)	186		
Total liabilities	**(46,791)**	**(536)**		**(4.66)**	(43,481)	(26)		(0.24)
Interest spread			**2.34**	**1.90**			0.17	0.91

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2005 NIS (104) million (September 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (September 30, 2004: NIS (18) million) in the CPI-linked segment, NIS (7) million (September 30, 2004: NIS (2) million) in the foreign currency segment (local activity), NIS 54 million (September 30, 2004: NIS (251) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

Reported amounts (in millions of NIS)

	For the nine months period ended September 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Israeli currency - Unlinked								
Assets[5][6]	**84,799**	**3,646**	**5.77**		76,722	3,646	6.39	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**18,015**	**1,150**			17,401	831		
Total assets	**102,814**	**4,796**		**6.27**	94,123	4,477		6.39
Liabilities[6]	**(86,974)**	**(1,691)**	**(2.60)**		(81,677)	(1,798)	(2.95)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(12,477)**	**(777)**			(11,963)	(621)		
Total liabilities	**(99,451)**	**(2,468)**		**(3.32)**	(93,640)	(2,419)		(3.46)
Interest spread			**3.17**	**2.95**			3.44	2.93
Israeli currency - Linked to the CPI								
Assets[5][6]	**57,711**	**3,362**	**7.84**		62,584	3,233	6.95	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**1,159**	**57**			1,354	60		
Total assets	**58,870**	**3,419**		**7.82**	63,938	3,293		6.93
Liabilities[6]	**(46,703)**	**(2,353)**	**(6.77)**		(51,708)	(2,233)	(5.80)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(2,436)**	**(161)**			(2,085)	(100)		
Total liabilities	**(49,139)**	**(2,514)**		**(6.88)**	(53,793)	(2,333)		(5.82)
Interest spread			**1.07**	**0.94**			1.15	1.11

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2005 NIS (110) million (September 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (September 30, 2004: NIS (8) million) in the CPI-linked segment, NIS (5) million (September 30, 2004: NIS 6 million) in the foreign currency segment (local activity), NIS 22 million (September 30, 2004: NIS (79) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

Reported amounts (in millions of NIS)

	For the nine months period ended September 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Foreign currency (local activity)								
(including Israeli currency linked to foreign currency)								
Assets[5][6]	**63,411**	**4,216**	**8.96**		64,911	2,531	5.23	
Effect of derivatives[4]								
Hedging derivatives	**4,555**	**319**			4,285	166		
Embedded derivatives and ALM	**76,284**	**5,024**			79,668	3,577		
Total assets	**144,250**	**9,559**		**8.93**	148,864	6,274		5.66
Liabilities[6]	**(51,833)**	**(2,333)**	**(6.05)**		(48,972)	(1,230)	(3.36)	
Effect of derivatives[4]								
Hedging derivatives	**(4,444)**	**(338)**			(4,069)	(132)		
Embedded derivatives and ALM	**(80,139)**	**(4,898)**			(84,488)	(3,573)		
Total liabilities	**(136,416)**	**(7,569)**		**(7.47)**	(137,529)	(4,935)		(4.81)
Interest spread			**2.91**	**1.46**			1.87	0.85
Foreign currency (foreign activity)								
Assets[5][6]	**41,501**	**1,819**	**5.89**		44,011	1,503	4.58	
Effect of derivatives[4]								
Hedging derivatives	**13,513**	**336**			13,082	391		
Embedded derivatives and ALM	**385**	**-**			699	35		
Total assets	**55,399**	**2,155**		**5.22**	57,792	1,929		4.48
Liabilities[6]	**(46,252)**	**(2,255)**	**(6.55)**		(52,280)	(1,632)	(4.18)	
Effect of derivatives[4]								
Hedging derivatives	**(13,513)**	**(281)**			(13,082)	(157)		
Embedded derivatives and ALM	**(870)**	**(26)**			(922)	(1)		
Total liabilities	**(60,635)**	**(2,562)**		**(5.67)**	(66,284)	(1,790)		(3.62)
Interest spread			**(0.66)**	**(0.45)**			0.40	0.86

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2005 NIS (110) million (September 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (September 30, 2004: NIS (8) million) in the CPI-linked segment, NIS (5) million (September 30, 2004: NIS 6 million) in the foreign currency segment (local activity), NIS 22 million (September 30, 2004: NIS (79) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

(in millions of NIS)

	For the nine months period ended September 30							
	2005				2004			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
			%	%			%	%
Total								
Monetary assets generating								
financing income(5)(6)	**247,422**	**13,043**	**7.09**		248,228	10,913	5.90	
Effect of derivatives(4)								
Hedging derivatives	**18,068**	**655**			17,367	557		
Embedded derivatives								
and ALM	**95,843**	**6,231**			99,122	4,503		
Total assets	**361,333**	**19,929**		**7.42**	364,717	15,973		5.88
Monetary liabilities generating								
financing expenses(6)	**(231,762)**	**(8,632)**	**(5.00)**		(234,637)	(6,893)	(3.94)	
Effect of derivatives(4)								
Hedging derivatives	**(17,957)**	**(619)**			(17,151)	(289)		
Embedded derivatives								
and ALM	**(95,922)**	**(5,862)**			(99,458)	(4,295)		
Total liabilities	**(345,641)**	**(15,113)**		**(5.87)**	(351,246)	(11,477)		(4.38)
Interest spread			**2.09**	**1.55**			1.96	1.50

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM networks.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2005 NIS (110) million (September 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (September 30, 2004: NIS (8) million) in the CPI-linked segment, NIS (5) million (September 30, 2004: NIS 6 million) in the foreign currency segment (local activity), NIS 22 million (September 30, 2004: NIS (79) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

(in millions of NIS)

	For the nine months period ended September 30			
	2005		2004	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**(64)**		57
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**108**		63
Commissions from financing transactions and other financing income[5]		**820**		721
Other financing expenses		**(48)**		(5)
Profit from financing activities before provision for doubtful debts		**5,632**		5,332
Provision for doubtful debts (including general and supplementary provision)		**(1,016)**		(1,257)
Profit from financing activities after provision for doubtful debts		**4,616**		4,075
Total				
Financial assets that generated financing income[3][4]	**247,422**		248,228	
Assets deriving from derivative instruments[6]	**4,015**		4,424	
Other financial assets	**1,416**		1,326	
General provision and supplementary provision for doubtful debts	**(1,220)**		(1,222)	
Total financial assets	**251,633**		252,756	
Total				
Financial liabilities that generated financing expenses[4]	**(231,762)**		(234,637)	
Liabilities deriving from derivative instruments[6]	**(4,560)**		(4,654)	
Other financial liabilities	**(2,882)**		(3,186)	
Total financial liabilities	**(239,204)**		(242,477)	
Total excess of assets over financial liabilities	**12,429**		10,279	
Non-monetary assets	**5,080**		5,153	
Non-monetary liabilities	**(903)**		(246)	
Total capital resources	**(16,606)**		(15,186)	

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2005 NIS (110) million (September 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (September 30, 2004: NIS (8) million) in the CPI-linked segment, NIS (5) million (September 30, 2004: NIS 6 million) in the foreign currency segment (local activity), NIS 22 million (September 30, 2004: NIS (79) million) in the foreign currency segment (activity abroad).
(4) Excluding derivative instruments.
(5) Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.
(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

In nominal amounts of U.S. dollars (in millions of U.S.$)

	For the nine months period ended September 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Foreign currency (local activity)								
(including Israeli currency linked to foreign currency)								
Assets[5][6]	**14,331**	**34**	**0.32**		14,400	211	1.96	
Effect of derivatives[4]								
Hedging derivatives	**1,022**	**78**			948	37		
Embedded derivatives								
and ALM	**17,001**	**737**			16,185	105		
Total assets	**32,354**	**849**		**3.51**	31,533	353		1.50
Liabilities[6]	**(11,799)**	**224**	**2.52**		(10,948)	(29)	(0.35)	
Effect of derivatives[4]								
Hedging derivatives	**(998)**	**(82)**			(901)	(29)		
Embedded derivatives								
and ALM	**(17,864)**	**(574)**			(17,214)	(93)		
Total liabilities	**(30,661)**	**(432)**		**(1.88)**	(29,063)	(151)		(0.69)
Interest spread			**2.84**	**1.63**			1.61	0.81
Foreign currency (foreign activity)								
Assets[5][6]	**9,388**	**200**	**2.85**		9,814	226	3.08	
Effect of derivatives[4]								
Hedging derivatives	**2,978**	**73**			2,957	87		
Embedded derivatives								
and ALM	**87**	**-**			155	8		
Total assets	**12,453**	**273**		**2.93**	12,926	321		3.32
Liabilities[6]	**(10,430)**	**(237)**	**(3.04)**		(11,648)	(202)	(2.32)	
Effect of derivatives[4]								
Hedging derivatives	**(2,978)**	**(61)**			(2,957)	(35)		
Embedded derivatives								
and ALM	**(196)**	**(6)**			(205)	-		
Total liabilities	**(13,604)**	**(304)**		**(2.99)**	(14,810)	(237)		(2.14)
Interest spread			**(0.19)**	**(0.06)**			0.76	1.18

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2005 NIS (110) million (September 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (September 30, 2004: NIS (8) million) in the CPI-linked segment, NIS (5) million (September 30, 2004: NIS 6 million) in the foreign currency segment (local activity), NIS 22 million (September 30, 2004: NIS (79) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

In nominal amounts of U.S. dollars (in millions of U.S.$)

	For the nine months period ended September 30							
	2005				2004			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
			%	%			%	%
Total								
Monetary assets in foreign currency generating financing income(5)(6)	**23,719**	**234**	**1.32**		24,214	437	2.41	
Effect of derivatives(4)								
Hedging derivatives	**4,000**	**151**			3,905	124		
Embedded derivatives and ALM	**17,088**	**737**			16,340	113		
Total assets	**44,807**	**1,122**		**3.35**	44,459	674		2.03
Monetary liabilities in foreign currency generating financing expenses(6)	**(22,229)**	**(13)**	**(0.08)**		(22,596)	(231)	(1.37)	
Effect of derivatives(4)								
Hedging derivatives	**(3,976)**	**(143)**			(3,858)	(64)		
Embedded derivatives and ALM	**(18,060)**	**(580)**			(17,419)	(93)		
Total liabilities	**(44,265)**	**(736)**		**(2.22)**	(43,873)	(388)		(1.18)
Interest spread			**1.24**	**1.13**			1.04	0.85

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: September 30, 2005 NIS (110) million (September 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (September 30, 2004: NIS (8) million) in the CPI-linked segment, NIS (5) million (September 30, 2004: NIS 6 million) in the foreign currency segment (local activity), NIS 22 million (September 30, 2004: NIS (79) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

Certification

I, Zvi Ziv, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereafter: the "Bank") for the quarter ended September 30, 2005 (hereafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report; and
   B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditing accountant, to the Board of Directors, and to the Audit Committee of the Board of Directors at the Bank, based on our most current assessment of the internal control of financial reporting:
   A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law..

Zvi Ziv
President & Chief Executive Officer

Tel Aviv, November 22, 2005

Certification

I, Isaac M. Behar, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereafter: the "Bank") for the quarter ended September 30, 2005 (hereafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report; and
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditing accountant, to the Board of Directors, and to the Audit Committee of the Board of Directors at the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Isaac M. Behar
Senior Deputy Managing Director
Chief Accounting Officer – Head of Comptrolling

Tel Aviv, November 22, 2005




ZIV HAFT

Somekh Chaikin

To:

The Board of Directors of Bank Hapoalim B.M.

Subject:

Review of Unaudited Condensed Consolidated Interim Financial Statements for the three and nine month periods ended September 30, 2005

At your request, we have reviewed the following condensed consolidated interim financial statements of Bank Hapoalim B.M. and its subsidiaries: balance sheet as at September 30, 2005, statements of profit and loss and statements of changes in shareholders' equity for the three and nine month periods then ended. Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading of the aforementioned interim financial statements, reading the minutes of shareholders' meetings and meetings of the Board of Directors and its Committees, as well as making inquiries of officers of the Bank responsible for financial and accounting matters.

The data relating to the Bank's investments in equity basis investees, the investments in which constitute approximately 0.1% of the total consolidated assets as at September 30, 2005 and to the Bank's equity in net profit of such equity basis investees which constitutes approximately 0.7% and 0.1% of the net profit for the three and nine month periods ended September 30, 2005, respectively, is based on financial statements, which were reviewed by other auditors.

Since such a review is limited in scope and does not constitute an audit in accordance with Generally Accepted Auditing Standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors referred to above, nothing came to our attention which would indicate the necessity of making material changes in the condensed consolidated interim financial statements in order for them to be in conformity with Generally Accepted Accounting Principles and in accordance with the reporting instructions and directives of the Supervisor of Banks.


ZIV HAFT
is a member of BDO.

We draw attention to the following notes to the condensed consolidated interim financial statements:

a. Note 2, regarding Capital Market Reform. The aforesaid note states, inter alia, that even after the signing of the agreement for the sale of the rights related to the management of PKN funds, it is still possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the Provident and mutual fund management companies may have an adverse impact on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty as detailed in this note.

b. Note 4, regarding exposure to class actions at Clal Insurance Enterprises Holdings Ltd.

Somekh Chaikin	**Ziv Haft**
Certified Public Accountants (Isr.)	Certified Public Accountants (Isr.)

Tel-Aviv, November 22, 2005.

Condensed Consolidated Balance Sheet
as at September 30, 2005

Reported amounts
(in millions of NIS)

December 31		September 30	
2004		**2005**	2004
Audited		Unaudited	
	Assets		
31,041	Cash on hand and deposits with banks	**36,128**	31,331
35,929	Securities	**31,746**	35,316
182,542	Credit to the public	**180,198**	182,330
1,761	Credit to governments	**1,339**	2,081
789	Investments in equity basis investees	**628**	756
3,642	Buildings and equipment	**3,590**	3,497
6,338	Other assets	**6,808**	5,418
262,042	Total assets	**260,437**	260,729
	Liabilities and Shareholders' Equity		
206,666	Deposits from the public	**202,790**	205,365
7,301	Deposits from banks	**6,310**	8,070
4,045	Deposits from the Government	**3,137**	4,382
18,251	Debentures and subordinated notes	**20,681**	18,489
9,510	Other liabilities	**10,493**	8,301
245,773	Total liabilities	**243,411**	244,607
1,103	Minority interests	**555**	1,138
15,166	Shareholders' equity	**16,471**	14,984
262,042	Total liabilities and shareholders' equity	**260,437**	260,729

The accompanying notes are an integral part of the condensed financial statements.

Shlomo Nehama
Chairman of the
Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Isaac M. Behar
Senior Deputy Managing Director
Chief Financial Officer

Tel Aviv, November 22, 2005

Condensed Consolidated Statement of Profit and Loss
for the Periods Ended September 30, 2005

Reported amounts
(in millions of NIS)

Year ended		Three months ended		Nine months ended	
December 31		September 30		September 30	
2004		**2005**	2004	**2005**	2004
Audited		Unaudited			
	Profit from financing activities before				
7,071	provision for doubtful debts	**1,999**	1,739	**5,632**	5,332
1,768	Provision for doubtful debts	**222**	369	**1,016**	1,257
	Profit from financing activities after				
5,303	provision for doubtful debts	**1,777**	1,370	**4,616**	4,075
	Operating and other income				
3,199	Operating commissions	**912**	801	**2,584**	2,394
109	Profits from investments in shares, net	**20**	13	**50**	73
907	Other income	**291**	216	**769**	624
4,215	Total operating and other income	**1,223**	1,030	**3,403**	3,091
	Operating and other expenses				
3,742	Salaries and related expenses	**1,034**	915	**3,013**	2,861
	Maintenance and depreciation of buildings				
1,108	and equipment	**299**	288	**877**	834
1,528	Other expenses	**419**	373	**1,254**	1,119
6,378	Total operating and other expenses	**1,752**	1,576	**5,144**	4,814
3,140	Operating profit before taxes	**1,248**	824	**2,875**	2,352
1,361	Provision for taxes on operating profit	**543**	415	**1,200**	1,053
1,779	Operating profit after taxes	**705**	409	**1,675**	1,299
	The share in net, after-tax operating profits				
101	of equity basis investees	**32**	21	**84**	64
	Minority interests, net in after-tax operating				
(52)	profits of subsidiary companies	**(17)**	(21)	**(64)**	(59)
1,828	Net operating profit	**720**	409	**1,695**	1,304
	Net profit from extraordinary transactions,				
279	after taxes	**41**	181	**593**	333
2,107	Net profit	**761**	590	**2,288**	1,637
	Net profit per share (in NIS):				
	Per NIS 1 of the par value of the share capital				
1.45	Net operating profit	**0.57**	0.33	**1.35**	1.04
0.22	Profit from extraordinary transactions,	**0.03**	0.14	**0.47**	0.27
1.67	Profit per share	**0.60**	0.47	**1.82**	1.31

The accompanying notes are an integral part of the condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended September 30, 2005

Reported amounts
(in millions of NIS)

	Three months ended September 30					
	2005			2004		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Unaudited					
Balance as at the beginning of the period	**7,262**	**390**	**8,324**	7,180	363	7,183
Net profit			**761**			590
Share issue	**5**			11		
Adjustments in respect of presentation of securities available for sale at fair value			**189**			23
Related tax effect			**(76)**			(7)
Paid dividend		**(390)**	**-**		(363)	-
Dividend that was declared after the balance sheet date		**390**	**(390)**		376	(376)
Benefit inherent in the allotment of share options to employees	**6**			4		
Balance as at the end of the period	**7,273**	**390**	****8,808**	7,195	376	7,413

* Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 331 million (September 30, 2004 - NIS 46 million, December 31, 2004 - NIS 106 million).

** Including NIS 2,795 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity for the Periods Ended September 30, 2005 (continued)

Reported amounts
(in millions of NIS)

	Nine months ended September 30					
	2005			2004		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Unaudited					
Balance as at the beginning of the period	**7,225**	**339**	**7,602**	7,153	213	6,890
Net profit			**2,288**			1,637
Share issue	**33**			34		
Adjustments in respect of presentation of securities available for sale at fair value			**384**			(204)
Related tax effect			**(159)**			91
Paid dividend		**(339)**	**(918)**		(213)	(626)
Dividend that was declared after the balance sheet date		**390**	**(390)**		376	(376)
Benefit inherent in the allotment of share options to employees	**15**			8		
Translation adjustments in respect of equity basis investees**			**1**			1
Balance as at the end of the period	**7,273**	**390**	*****8,808**	7,195	376	7,413

* Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 331 million (September 30, 2004 - NIS 46 million, December 31, 2004 - NIS 106 million).

** Adjustments from translation of financial statements of autonomous units.

*** Including NIS 2,795 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended September 30, 2005 (continued)

Reported amounts
(in millions of NIS)

	Year ended December 31		
	2004		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Unaudited		
Balance as at the beginning of the period	7,153	213	6,890
Net profit			2,107
Share issue	60		
Adjustments in respect of presentation of securities			
available for sale at fair value			(91)
Related tax effect			38
Paid dividend		(213)	(1,002)
Dividend that was declared after the balance sheet date		339	(339)
Benefit inherent in the allotment of share options to employees	12		
Translation adjustments in respect of equity basis investees**			(1)
Balance as at the end of the period	7,225	339	7,602

* Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 331 million (September 30, 2004 - NIS 46 million, December 31, 2004 - NIS 106 million).

** Adjustments from translation of financial statements of autonomous units.

The accompanying notes are an integral part of these financial statements.

Note 1

The accounting policies applied in the preparation of the financial statements as at September 30, 2005 are consistent with those applied in the audited annual financial statements, as at December 31, 2004. These reports should be perused in connection with the annual financial statements as at December 31, 2004, and the Notes accompanying them.

Note 2
Capital Market Reform

On July 25, 2005, the Knesset passed three laws aimed at bringing about comprehensive reform in the capital market:

The increased competition and reduced concentration and conflicts of interests in the Israeli capital market law (legislative amendments), 2005 (hereafter: the "Increased Competition Law");
The supervision of financial services (engaging in pension advising and pension marketing) law, 2005 (hereafter: the "Pension Advisory Law");
The supervision of financial services (provident funds) law, 2005 (hereafter: the "Provident Funds Law").
The legislation passed has wide ranging implications for many and varied legislative matters. The directives of the aforesaid three laws (hereafter: the "Laws") are complex and require study and interpretation. It will be possible to interpret them accurately only as they are put to the test in practice, while referring to the position statements by the various relevant authorities and by the courts.
Therefore, only key and essential points of the Laws are presented, as they pertain to the Bank.

The Increased Competition Law
The law's objective, according to its content, is to bring about the establishment of a competitive structure in the Israeli capital market, in order to improve its efficiency and benefit the public, primarily through the minimization of concentration and conflicts of interest, as well as through the expansion of supervision and control of the entities operating in the market and those who control and hold ownership thereof.

The following are the legislative amendments included in the Increased Competition Law

Amendments to the Banking (Licensing) Law, 1981
- The Bank is prohibited from managing provident funds and joint trust investment funds ("mutual funds"), and is prohibited from holding means of control at any rate in a provident fund, a mutual fund, a management company of a provident fund (hereafter: a "management company") or a management company of a mutual fund (hereafter: a "fund manager").
- The Bank is also prohibited from holding more than 10% of any type of means of control in a corporation that controls a management company, or in a fund manager, or in a corporation that holds over 25% of any type of means of control in any of these.
- The Bank is prohibited from controlling and/or holding more than 5% of any type of means of control in a portfolio manager of a mutual fund, provident fund, or insurer.
- On the other hand, the Bank is permitted to provide pension advice, and also to perform pension investment transactions for its customers.
- However, in accordance with the Pension Advisory Law, advising on and execution of pension investments (not including *insurance products) shall be permitted to the bank only after it has divested from the prohibited holdings in provident and mutual* funds and their management companies. After five years have elapsed from this divestment, the Bank will be permitted to advise on and distribute certain insurance products as well.
- *Concurrently, limits were also imposed on the holdings of the controlling shareholders of the Bank.*
- The Bank's divestment from provident fund management companies is to be completed within three years, and the divestment from mutual fund management companies is to be completed within four years.
- An amendment to the law clarifies that the Bank is permitted to provide various operational services to provident funds.
- The Bank has now been permitted to control a corporation, that is an insurance agent, engaged in life insurance and property insurance in the course of granting housing loans.
- The law authorizes the Supervisor of Banks to impose a civil fine on a banking corporation that violates various directives of this law.

Note 2
Capital Market Reform
(continued)

Amendments to the Banking Ordinance, 1941

- The Supervisor's authority to issue Proper Conduct of Banking Business directives was fixed in legislation.
- In addition, the Proper Conduct of Banking Business directives issued by the Supervisor in the past were granted validity.
- The Supervisor was granted the authority to impose monetary sanctions on a bank for the violation of a Proper Conduct of Banking Business directive, or for the violation of a decree of the Governor with regard to the early repayment of a housing loan or the investment of dormant deposits.
- The Supervisor was permitted to transfer information and documents that reach him in the course of his duties to the Israel Securities Authority and to the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance, as necessary for the fulfillment of their duties.

Amendments to the Banking (Service to Customers) Law, 1981

- The Supervisor was granted the authority to impose monetary sanctions in varying amounts on banking corporations for the violation of the directives of this law and/or of rules issued by the Governor of the Bank of Israel under force of law.

Amendments to the Regulation of Investment Advice and Investment Portfolio Management Law, 1995

- The law now distinguishes between two different occupations: investment advisor, engaged in advising customers on financial products, with no affinity thereto; and investment marketer, permitted to market financial products to which it has an affinity. Both occupations require a license, and the two licenses cannot be held simultaneously.
- The Bank is not permitted to receive an investment marketer's license, and its involvement in the capital market is permitted solely as an investment advisor. A similar limitation applies to a corporation related to the Bank. However, the Bank and the related corporation were permitted to engage in marketing structured products, options, or futures issued by the Bank.
- An institutional entity controlled by a controlling shareholder of a banking corporation on the eve of publication of the law is permitted to engage in investment marketing for three and a half years from the law's date of inception.
- Subject to certain exceptions, a license holder is prohibited from receiving benefits related to its occupation, other than a fee and reimbursement of expenses. However, the holder of an advisor's license is permitted to receive a distribution commission from a fund manager and from a management company, according to the relevant laws and the regulations instituted by force of those laws. In addition, the holder of an investment advisor's license is permitted to perform a transaction in securities issued by the advisor or by one controlled by it.
- Charging a customer for a fee and reimbursement of expenses in respect of investment advising shall be carried out independently of the identity of the entity issuing the securities, or having an affinity to the financial asset for which the investment advising was provided.
- An investment advisor is prohibited from providing advice or performing a transaction with regard to a financial asset to which an institutional entity holding more than 10% of the means of control in the advisor has an affinity.
- The entry of an investment advisor into an agreement to provide services with an institutional entity that constitutes an exceptional agreement for the advisor requires approval in advance and in writing by the Chairman of the Israel Securities Authority and by the Supervisor of Banks. Until the end of 2010, such a transaction also requires the approval of the Antitrust Commissioner.
- The Bank and corporations under its control are prohibited from issuing exchange-traded funds.
- The Israel Securities Authority has been granted authority similar to that of the Supervisor of Banks to determine Proper Management Directives for license holders. In addition, the ISA was granted the authority to impose civil fines for violations of various directives of the law or of any directive of the Proper Management Directives. If the fine is imposed on a bank, the fine may be increased.

Note 2
Capital Market Reform (continued)

Amendments to the Joint Trust Investments Law, 1994

- Holding more than 30% of a certain type of means of control in a fund manager, and control of a fund manager, requires a permit from the licensing committee to be established under the law.
- Such a permit shall not be granted if after granting the permit, the market share of its recipient in the field of mutual funds would exceed 20%. Similarly, a fund manager shall not be permitted to transfer the management of funds to another fund manager if, after the transfer, the recipient's market share would rise to over 20%.
- The Minister of Finance was authorized to establish conditions under which a distributor may charge a commission from the purchaser of a unit of a mutual fund, as well as directives as to the maximum rate of such a commission and the manner of its calculation.
- The rate of the commission to be charged by a distributor for the sale of units in a mutual fund shall not change due to the fact that it is charged to different fund managers. With regard to this commission as well, it was determined that its maximum rate would be established in the regulations.
- The Israel Securities Authority was authorized to issue Proper Management Directives with regard to a fund manager, a trustee, officers, and anyone employed by these entities, similar to the authorities granted to the Supervisor of Banks.

Amendments to the Supervision of Financial Services (Insurance) Law, 1981

- A pension advisor, as defined in the Pension Advisory Law, will be permitted to engage in mediation in insurance, provided that this is performed as part of the provision of pension advice and within the limits of the law.
- An investment advisor or a pension advisor cannot receive an insurance agent's license.
- A banking corporation is prohibited from receiving an insurance agent's license in the field of pension insurance.
- Holding more than 5% of any means of control in an insurer, and holding control of an insurer or an insurance agent that is a corporation, requires a permit from the Supervisor of Insurance.
- Should the applicant, for the acquisition of such means of control, hold a market share exceeding 15% of the total value of long-term savings assets, such a permit shall not be granted and is prohibited by law, with some exceptions established by the law.

The Pension Advisory Law

- The law distinguishes between two new occupation types, which require a license: pension advising, provided with regard to products to which the pension advisor has no affinity, and pension marketing; one engaged in pension marketing shall be known as a "pension agent", and shall be permitted to have an affinity to the product for which the advice is provided. The Bank will be permitted to receive only a pension adviser's license in the future, and will not be able to be a pension agent.
- A pension agent's license shall not be granted to a pension advisor, an investment advisor, or anyone employed by them.
- A banking corporation controlled by a holder of more than 10% of an institutional entity, or controlling an institutional entity, is permitted to receive a pension advisor's license, under conditions to be established by the Supervisor of the Capital Market, and subject to the conditions detailed below. In addition, it shall be prohibited from engaging in pension advising with regard to products to which the institutional entity, those controlling it, those under its control, or a controlling shareholder of the banking corporation have an affinity.
- In order to receive a pension advisor's license, the banking corporation will be required to comply with the following conditions, among other things:
    - It does not hold more than 5% of a certain type of means of control in an insurer, or more than 10% in another corporation that controls an insurer, a management company, or a fund manager, or holds more than 25% of any of these;
    - It does not hold any means of control in a fund manager or a management company;
    - The Supervisor of the Capital Market is persuaded, following consultation with the Antitrust Commissioner and the Supervisor of Banks, that granting the license will not cause material damage to the development of competition or to the prevention of concentration in various areas of the capital market.
- For five consecutive years from the date at which all of the qualifying conditions listed above are fulfilled by the banking corporation, the banking corporation's pension advising license will be limited, so that it cannot provide pension advice regarding insurance products, and it shall be required to notify its customers of this limitation.
- The provision of advisory services by the banking corporation to its customers shall be carried out at its branches.
- A banking corporation is prohibited from controlling or being an interested party in a corporation that is a pension advisor, and is not itself a banking corporation.
- A banking corporation is prohibited from entering into an agreement with a workers' representation organization with regard to the provision of pension advice to the workers represented by the organization.

Note 2
Capital Market Reform
(continued)

- A license holder under this law is subject to broad duties of caution and fiduciary duties, as well as record-keeping and reporting duties, similar to those imposed on investment advisors and investment marketers.
- The execution of a transaction in respect of a pension product for a customer is permitted only as part of pension marketing or advising and as a continuation thereof; in the case of ongoing savings, this may only be performed within the framework of an agreement for ongoing advising or marketing, for the period specified in the agreement.
- A pension advisor is prohibited from entering into an agreement with an institutional entity for the provision of services which is an exceptional agreement for the advisor, except with the approval of the Supervisor of the Capital Market Insurance and Savings at the Ministry of Finance (hereafter: the "Supervisor"), in advance and in writing; if it is a banking corporation, the approval of the Supervisor of Banks is also required. Until the end of 2010, the approval of the Antitrust Commissioner will be required as well for such an agreement.
- A pension advisor is prohibited from receiving, directly or indirectly, a benefit related to pension advising or related to the execution of a transaction for a customer, other than a fee and reimbursement of expenses paid directly by the customer according to an agreement between them. The pension advisor is also permitted to receive a distribution commission collected from a management company with an affinity to a pension product, provided that the customer has consented to the collection of the commission and to its rate, in advance and in writing.
- An institutional entity is prohibited from giving a pension advisor a benefit related to pension advising or related to the execution of a transaction, with the exception of the payment of a distribution commission, the maximum rate of which is to be established in regulations.
- A pension advisor that is a banking corporation is prohibited from entering into an agreement with an employer or an employers' organization for the matter of providing pension advice to the employees of the employers who are members of the organizations.
- The Supervisor is granted the authority to supervise license holders, similar to the authority of supervision of insurers and insurance agents. The Supervisor was additionally authorized to issue Proper Management Directives, as well as to impose monetary sanctions and civil fines. Further, penalties were established in the law for violation of the Supervisor's directives, including infractions attributed to officers.
- According to the transitional directives in the law, a banking corporation that engaged in investment advising on the eve of the law's inception is permitted to continue to engage therein, including with regard to provident funds that are not insurance funds, until three and a half years have elapsed from the date of the law's inception, and the directives of the Regulation of Investment Advise and Investment Portfolio Management Law, 1995 will apply to it.

Provident Funds Law

- The law regulates anew the establishment, holding, and management of provident funds of all types, and the system of supervision thereof by the Supervisor. The Supervisor was granted the authority to impose monetary sanctions and civil fines for infrastructures of the directives established under this law.
- The management of provident funds of any type shall be contingent on the receipt of a management company license. Holding over 5% of any type of means of control in a management company will require a permit, as will control of a management company.
- A management company must deposit the cash belonging to the provident fund with a banking corporation, a financial institution outside Israel that complies with the conditions established, or another entity approved for that purpose by the Supervisor. The fund's securities accounts must be managed with a stock exchange member or with other entities approved by the Supervisor.
- A management company is prohibited from paying any person a commission or any other consideration for a member's joining a fund or remaining a member thereof, or for deposits, withdrawals, or transfers of moneys, with the exception of a distribution commission to a pension advisor or to a holder of an insurance agent license in the pension insurance sector, or an investment marketer, as noted above.
- The Minister of Finance was authorized to establish conditions under which a management company is permitted to pay a distribution commission, among other things, for a member joining a provident fund or continuing membership in the fund, as well as directives regarding the maximum rate of the commission and the manger of its calculation.

On August 29, 2005, the Minister of Finance presented regulations for approval by the Knesset Finance Committee regarding the payment of distribution fees by management companies of provident funds and by managers of mutual funds. According to the proposals of these regulations, the Bank (like other advisors) will be entitled to receive a distribution fee from a management company of provident funds, at a rate not to exceed 0.25% per year, in respect of the assets of the provident funds' members, when the agreement with the provident fund was performed through the Bank as an advisor to the customers.

Note 2
Capital Market Reform (continued)

With regard to mutual funds, the regulations propose that the Bank (like other distributors) should be entitled to receive a distribution fee from the fund manager in respect of units of the fund managed by the fund manager that are held through the Bank, in its capacity as distributor of units of mutual funds to its customers.

Under the proposals, maximum distribution fees were established, according to the type of fund. For this purpose, three types of funds were distinguished:

1. A fund that primarily invests in short-term, low-risk investments; the maximum distribution fee for distribution of its units should be 0.25% per year of the value of its units held at the Bank.
2. A fund that primarily invests in equities; the maximum distribution fee for distribution of its units should be 0.8% per year of the value of its units held at the Bank.
3. Any other fund; the maximum distribution fee for distribution of its units should be 0.4% per year of the value of its units held at the Bank.

According to the proposals, the regulations should take effect on April 1, 2006.

During the discussion held by the Finance Committee, most of the committee members demanded that the rate of the distribution fees be raised. In view of their position, when the Finance Minister did not accede to the request, the regulations were not ratified at that time. They were not ratified later or until near the date of the publication of these financial statements.

The Bank is examining the various options likely to be available for the implementation of the directives of the new legislation and divestment from all its holdings in provident and mutual funds. At this stage, the Bank is examining the possibility of selling the management companies of the provident and mutual funds to third parties, or transferring their ownership to the Bank's shareholders, or taking a course that combines these two options.

On October 16, 2005, Poalim Mutual Funds Ltd., a wholly owned subsidiary of the Bank, signed an agreement for the sale of all of its rights and obligations related to the management of PKN mutual funds. The agreement stipulates that at the date of completion of the transaction, subject to approval by government agencies, the seller will receive a total amount of approximately NIS 954 million, subject to adjustments in cases specified in the agreement. For details regarding the transaction, see Note 9 below.

It should be noted that even after the signing of the agreement for the sale of the rights related to the management of PKN funds, it is still possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual fund management companies may have an adverse impact on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty in relation to the following matters, among other things:

The manner in which the Bank will elect to divest from the remainder of the assets from which it is required to divest under the directives of the new legislation, and the financial consequences of each of the options chosen; the timing of divestment; the guidelines that will be provided in regulations regarding the commissions the Bank will be entitled to charge; the volume of the Bank's expected revenues from commissions for the distribution of provident and mutual fund investments to the public; the date at which the Bank will be permitted to charge these commissions; the volume of commissions which the Bank will collect from its customers for advising on their investments; and the date at which the Bank will be permitted to sell life insurance products.

The Bank Group's income from provident fund management fees totaled NIS 282 million in January-September 2005 compared with NIS 257 million in the same period last year, and with NIS 348 million in 2004.

The Bank Group's income from mutual fund management fees totaled NIS 369 million in January-September 2005 compared with NIS 290 million in the same period last year, and with NIS 402 million in 2004.

Note 3
Legal claims and requests to certify claims as class actions that were filed against the Bank and its subsidiaries

(a) The Bank's Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including requests to certify class actions taken against it by its customers, former customers and various third parties, who deem themselves injured or harmed by the Bank's operations during the normal course of business.
The causes of the claims against the Bank's Group are various and wide-ranging.
In the opinion of the Bank's Management, based on legal opinions with regard to the likely outcome of pending claims, including requests to certify class actions, the financial statements include sufficient provisions, in accordance with Generally Accepted Accounting Principles, to cover possible damages resulting from all claims, where such provisions are necessary. The additional exposure in respect of claims submitted against the Bank on various matters, each of which exceeds NIS 2 million and has a "reasonably possible" chance of success, amounted to NIS 197 million.
For details concerning requests to certify claims as class actions in material amounts - see Note 20C(4)(a) to the financial statements as at December 31, 2004.

(b) The claims detailed in Note 20C(4)(a)1 and (a)5 to the financial statements as at December 31, 2004, were expunged during 2005.
The claim in the amount of NIS 375 million concerning the charging of line-item commissions, described in Note 20C(4)(b) to the financial statements as at December 31, 2004, was expunged in July 2005.

(c) As at September 30, 2005, a claim and a request to certify it as a class action submitted to the District Court ofTel Aviv in May 2004, concerning the charging of line-item commissions, is also pending against the Bank. In the claim, the claimant claims that the Bank charged him a line item commission, while according to him, the line item commission is invalid, and constitutes a double charge, since it is charged in addition to the commission for the transaction itself, and is also charged for transactions which only benefit the Bank. According to the claimant, this commission does not exist in most countries, and may be the result of a prohibited and illegal cartel between the banks in Israel. The amount of the class action is NIS 1 billion.

In the opinion of management of the Bank, which is based on a legal opinion, there is a very low risk (remote) of the claim being accepted and therefore no provision was made in respect thereto.

Note 4
Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd.

(a) In January 2005, the consolidated companies of Clal Insurance Enterprises Holdings Ltd. (hereafter: "Clal Holdings") - Clal Insurance and Arie received claims, delivered to their premises, submitted against each of them separately to the District Court of Tel-Aviv-Jaffa (hereafter: the "claim"), and requests to certify the claims as class actions (hereafter: the "request") on behalf of business customers who purchased comprehensive insurance policies for vehicles weighing up to 4 tons from Clal Insurance and Arie in the seven years preceding the filing of the claims.
The claims refer to the claimants' allegation that Clal Insurance and Arie misled their business customers by refraining from disclosing to them while the premium they were required to pay was calculated according to the full value of the vehicle, based on price charts (including the VAT component), in the event of an insurance incident Clal Insurance and Arie deduct the VAT component from the value of the vehicle for the purpose of the payment made to the business customer.
The claimants request that the claims be certified as class actions and that the amounts paid by the members of the represented groups for the alleged surplus premium be refunded.
The personal claim in the claim submitted against Clal Insurance is in the amount of NIS 941. The claimant claims that the damage incurred by the represented group is estimated at approximately NIS 205 million. The personal claim submitted against Arie is in the amount of NIS 1,405. The claimant claims that the damage incurred by the represented group in this case is in the amount of approximately NIS 54.8 million. The consolidated companies of Clal Holdings have submitted their response to the request. The request has not yet been discussed.

In the financial statements of Clal Holdings as at September 30, 2005, it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, the consolidated companies have good defense arguments against the requests to certify the claims as class actions. However, it is not possible, at this stage, to assess the chances of the claims should they be certified as class actions. Such an assessment will only be possible after the Court's ruling on the requests. Accordingly, no provision has been included in the financial statements.

Note 4
Exposure to class actions at Clal Insurance Enterprises Holdings Ltd. (continued)

(b) In July 2004, Clal Insurance, received a financial claim submitted against it to the District Court of Tel-Aviv-Jaffa (hereafter: the "claim"), and a request to certify it as a class action (hereafter: the "request"), in the name of insured customers who purchased comprehensive vehicle insurance policies from Clal Insurance (hereafter: the "Policies"), and in the course of the seven years preceding submission of the claim, paid and/or were charged insurance fees in order to return the policy to its original value (hereafter: the "Insurance Fees").
According to the claimant, the claim referenced in the request concerns illegal Insurance Fees, charged without obtaining approval from the Supervisor of Insurance for the fees charged and for their rates. Alternatively, the claimant alleges that any approval granted by the Supervisor was granted in breach of authority, and is therefore null and void, as the Insurance Fees collected from the insured customers are at an unreasonable rate. According to the claimant, Clal Insurance avoided informing the insured customers of the manner of calculation of the Insurance Fees in advance, prior to their engagement in the insurance contract.
The claimant is requesting, inter alia, injunctions and account provision orders, and restitution of the amounts paid by the members of the represented group for return of the policy to its original value.
The claimant's personal claim is in the amount of NIS 718, if the finding is that Clal Insurance was not entitled to charge the Insurance Fees, or alternatively, NIS 230, if the finding is that charging Insurance Fees was permissible, but their rate was unreasonable. According to the claimant, the estimated damage caused to the represented group totals, respectively, approximately NIS 100 million, or alternatively, NIS 32 million.
Clal Insurance has submitted its response to the request. The claimant submitted a response to Clal Insurance's response. A date for the discussion of the request has not yet been set.
In the financial statements of Clal Holdings as at September 30, 2005 it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action. However, it is not possible at this stage, to assess the chances of the claim if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statement.

(c) In April 2003, Clal Insurance received a monetary claim that was filed against it in the Tel Aviv-Jaffa District Court (hereafter: "the Claim") and a request to certify the Claim as a class action (hereafter: "the request") in the name of insurees who purchased from Clal Insurance policies in the general insurance industry, from August 5, 1997 (the date when the Amendment to the Law for the Supervision of Insurance Transactions, 1981, concerning class actions went into effect) (hereafter: "the Supervision Law"), and in respect of which stamp duty was paid (hereafter: "the Represented Group").
The substance of the claim on which the request is based, the claimant alleges, is the creation of a false representation whereby the obligation for the payment of stamp duty is that of the insurees (whereas the claimant alleges that the obligation for the payment of stamp duty is that of the insurer), and amounts were illegally charged from the insurees in respect of stamp duty, coercively, misleadingly and without any authority, while making a gain at their expense.
The claimant is requesting for the approval of the Claim as a class action, and for restitution of the amounts that were paid by the members of the Represented Group in respect of stamp duty, with the addition of interest and linkage differentials in accordance with the law.
The amount of the claimant's personal claim is NIS 352. According to the claimant, an estimate of the damage that was caused to the Represented Group amounts to NIS 199 million (including interest, and linkage differentials as at the date the claim was filed).

Clal Insurance submitted its response to the request. The request has not yet been discussed.

In the financial statements of Clal Holdings as at September 30, 2005, it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action. However, it is not possible, at this stage, to assess the chances of the claim, if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.

(d) In October 2002, Clal Insurance received a claim that was also filed against Migdal Insurance Co. Ltd. (hereafter: "Migdal") at the Tel-Aviv-Jaffa District Court (hereafter: "the claim"), and a request to certify the claim as a class action (hereafter: "the request") in the name of all the mortgage-loan borrowers who insured their life within the framework of a housing loan that they had taken from one of the mortgage banks, with Clal Insurance or with Migdal, as relevant, and who were required to pay premiums that the claimants allege, contain commissions that the respondents pay to the mortgage banks (hereafter: "the Group").

Note 4
Exposure to class actions at Clal Insurance Enterprises Holdings Ltd. (continued)

The subject of matter with which the claim relates is the allegedly illegal charging of high premiums that include within them commissions that the respondents pay to the mortgage banks. These commissions are paid, the claimants allege, illegally, and the respondents must repay them to the members of the Group.
The claimants allege that the respondents' actions and/or omissions as stated caused the claimants and the members of the Group financial damages to the amount that was paid as commissions to the mortgage banks.
The claimants are petitioning, inter alia, for declaratory orders, which will prohibit the respondents from continuing to pay commissions to the mortgage banks, which will require the respondents to repay the members of the Group the money that was allegedly over-charged or alternatively, to pay damages, together with linkage differentials and interest, and for orders for the disclosure of documents and the rendering of accounts.
The amount of the claimant's personal claim against Clal Insurance is NIS 2,832 (under a nominal calculation). The amount of the class action is assessed by the claimants at a total of hundreds of millions of NIS, in view of the Group's size.
In December 2002, Clal Insurance submitted a petition to delay the proceedings in the claim due to the existence of dependent and outstanding procedures, which concern issues common to the issues on which the claim is based (a petition as said was also submitted on behalf of Migdal). In April 2003, the court accepted the request to delay the claim and request proceedings.
In the financial statements of Clal Holdings as at September 30, 2005, it is stated that, in the opinion of Clal Holdings management, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action and there is a reasonable chance that the Court will deny the request.
However, it is not possible at this stage to assess the chances of the claim succeeding if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.

(e) In June 2002, Clal Insurance received a claim against it and against the Bank, Tagmulim Ltd. (hereafter: "Tagmulim") and Eliyahu Insurance Co. Ltd. (hereafter: "Eliyahu") that was filed at the Tel Aviv-Jaffa District Court (hereafter: "the claim"), and a request to certify it as a class action (hereafter: "the request") in the name of officers and members of the regular army, who in the course of their service in the IDF were enjoined as members of the Tagmulim provident fund and/or another provident funds connected with the Bank (hereafter: "the Group").
In June 2005, a decision by the District Court of Tel Aviv granted the status of a verdict to the agreement reached by the parties, under which the request against Clal Insurance was cancelled without an order to pay expenses.

(f) In October 2000, Clal Insurance, a cellular operator and another insurance company, received a monetary claim, a claim for a declaratory order, and a request to certify the claim as a class action, regarding the illegal charging of value added tax in the years 1999 and 2000 on cellular telephones insurance premium components in respect of loss and theft (risk), and the provision of illegal insurance services.
The amount of the claim against Clal Insurance was not stated separately. The amount specified in the request as assessed by the claimants, is NIS 402 million, of which the amount alleged charged in respect of insurance for loss and risk for 1999 and 2000 is NIS 57 million.
In June 2001, the defendants filed a petition to delay the proceedings in the claim, pending a decision on the petition for permission to appeal, which is under discussion by the supreme court, to which the cellular operator is a party, and within which identical questions to those raised in the aforementioned claim are under discussion. In October 2001, the Court approved the request to delay the discussion. In September 2005, the right to appeal was expunged in the parallel proceeding. The case has been scheduled for reminder.
In the financial statements of Clal Holdings as at September 30, 2005, it is stated that, in the opinion of the management of Clal Holdings, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action. However, at this stage, it is not possible to assess the chances of the claim succeeding, if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.

Note 5

In the credit card market, it is possible for several issuers and several clearers to operate in identical credit card brands. In the future, this may also be possible for "Isracard", a brand owned by Isracard Ltd. Such activity, at a volume greater than at present, may cause competitors in the credit card market to need agreements between them, to regulate, among other matters, the interaction between them, including the rate of the "Interchange Commission" (the commission paid by clearers of the credit card transactions to issuers of credit cards).

Such agreements may require the approval of the Antitrust tribunal, or an exemption from the Antitrust Commissioner (hereafter: "the Commissioner"). The Commissioner's position, as clarified to the Bank and to the credit card companies Europay (Eurocard) Israel Ltd. and Isracard Ltd., is that the Commissioner will grant exemptions to agreements of this kind, provided that certain rules of conduct (hereafter: the "Rules of conduct") are established, including, among other things, a prohibition on discrimination between issuers, a prohibition on discrimination between clearers, a prohibition on tying between cards for clearing purposes, equalization of Isracard and Mastercard commissions for a certain period, and more. The implementation of the Rules of conduct is expected to bring about a change in the operating procedures of the credit card companies in the Bank Group.

In February 2001 Isracard and Poalim American Express received notifications from the Israel Antitrust Authority, stating that the Commissioner was considering the possibility of declaring Isracard to be the holder of a monopoly in the market of clearing Mastercard and Isracard debit cards, and declaring Isracard Ltd. and the related company Poalim American Express Ltd. to be holders of a monopoly in the market of clearing American Express debit cards. Based on such a declaration, the Commissioner may issue directives to these companies which may affect their operating procedures. In the communications between the companies and the Commissioner, it was agreed that the Commissioner would petition the Antitrust tribunal to issue an agreed decree under Section 50 B of the Restrictive Trade Practices Law, 1988, instead of a declaration of a monopoly by the Commissioner. According to the terms of the agreed draft of the decree, the companies will act according to agreed rules, including some of the Rules of conduct, and for some of the companies, including gradual reduction of commissions paid by some businesses in respect of transactions in certain cards, as well as a commitment to petition the Antitrust tribunal to approve the rate of the Interchange Commission, in the absence of an agreement with the Commissioner as to this rate. In August 2002, the Commissioner petitioned the Tribunal to approve the decree based on the agreed draft. However, in May 2005, before the Tribunal had approved the requested decree, the Commissioner declared Isracard Ltd. a holder of a monopoly in clearing Isracard and Mastercard debit cards, and concurrently requested the Tribunal to withdraw his petition to approve the agreed decree. Based on the opinion of legal advisors, the Bank and Isracard Ltd. believe they have good arguments against both the Commissioner's request to withdraw his petition to approve the agreed decree and the aforesaid declaration of monopoly. The Bank and Isracard Ltd. have submitted to the Tribunal their objection to the Commissioner's request to withdraw the petition to approve the agreed decree before appealing the declaration of the monopoly. The Tribunal has not yet ruled on this matter. At this stage, the Bank and Isracard Ltd. cannot assess the outcome of the legal proceedings. Isracard Ltd. will consider its actions, as necessary, with regard to the aforesaid declaration, after the Tribunal rules on the objection to the withdrawal of the petition for the agreed decree.

On August 8, 2005, the Antitrust Authority notified Isracard Ltd. that the Commissioner intends to impose directives on Isracard under Section 30 of the Restrictive Trade Practices Law. The key points of the directives, of which a draft was delivered to Isracard, are:

- A directive according to which Isracard shall allow local clearing of Isracard type credit cards (the brand owned by Isracard) and Mastercard cards by additional clearers, subject to compliance with the terms of a license, specified by the Commissioner;
- A directive that Isracard shall sign a domestic clearing agreement for the aforesaid cards with other clearers in Israel, under temporary interchange commission terms, as approved by the Antitrust Tribunal for other clearers, and a fixed interchange commission, such as will be approved, for the clearing of the aforesaid cards, as well as the clearing by Isracard of Visa cards issued by the other clearers;
- A directive that Isracard shall implement a common technical interface for the execution of local clearing.

The terms established by the Commissioner for granting of a license to clear Isracard cards include Isracard's right to receive monetary compensation for the license, and the obligation of the other clearers to issue a minimum number of Isracard cards.

Isracard was invited to submit to the Commissioner its response to the draft of the directives, prior to their issuance by the Commissioner. Isracard believes, based on the opinion of its legal advisers, that it has strong arguments against the issuance of the directives as well as against their content and extent. On October 10, 2005, Isracard expressed this position to the commissioner.

The Bank estimates that any of the following factors: Conditions in the credit cards market, implementation of the Rules of conduct and other rules in the agreed decree submitted for approval by the Tribunal, a reduction in Interchange Commissions, or equalization of clearing commissions for Isracard cards to those of Mastercard cards, the declaration of a monopoly, as noted above, and the issue of directives on the basis thereof, may lead to a decrease in the income by the Bank Group in the future; however, the Bank cannot assess the extent of this effect.

Note 6

On March 10, 2005, the Board of Directors of the Bank resolved to sell its full holdings in Signature Bank by announcing a public sale offering in the United States.
On March 31, 2005, the majority of the Bank's holdings in Signature Bank were sold. The Bank recorded a net profit in the amount of NIS 538 million in respect of the sale, which was included in the first quarter of 2005, under the item "Net profit from extraordinary transactions, after taxes".
Under an option granted to the underwriters to acquire the balance of the shares in Signature bank, additional shares were realized at the end of April 2005 at a total profit of NIS 13 million, which is included in the financial statements for the second quarter of 2005.
Following the sales, as at September 30, 2005, the Bank holds 5.7% of the share capital of Signature Bank, which is included in the financial statements in the available - for sale securities portfolio.
Subsequent to the sale, the Bank ceased consolidating the financial statements of Signature Bank, as of the end of the first quarter of 2005.

Following are the principal data of the financial statements of Signature Bank, as included in the consolidated statements of the Bank Group:

Balance Sheet:

	As at December 31 2004
	In millions of NIS
Total assets	13,588
Securities	10,993
Credit to the public	2,927
Deposits from the public	11,615

Statement of Profit and Loss

	For the three months ended September 30	For the nine months ended September 30		For the year ended December 31
	2004	**2005**	2004	2004
	In millions of NIS			
Profit from financing activities before provision for doubtful debts	83	**112**	260	294
Other income	12	**16**	40	57
Operating and other expenses	69	**71**	201	265
Minority interests	3	**14**	7	(8)
Net profit	8	**21**	109	91

Note 7

On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of the Swiss bank, Bank of New York - Inter Maritime Bank, Geneva (hereafter: "Maritime"). The consideration paid by Bank Hapoalim (Switzerland) Ltd. was approximately 102 million Swiss Francs. The consideration is subject to adjustments to be carried out between the parties, including, among other things, adjustments based on the volume of Maritime's customers' assets at various dates specified in the acquisition agreement.
The excess cost of the acquisition over the equity of Maritime, based on an estimate of the consideration to be paid, is approximately NIS 99 million.

The following are key data from the financial statements of Maritime as at September 30, 2005, as included in the consolidated statements of the Bank Group:

	NIS millions
Total assets	908
Credit to the public	421
Deposits from the public	517

Note 8

On September 13, 2005, the Bank signed a document of principles, according to which the Bank may acquire over 50% of the means of control of C kredi Ve Kalkimna Bankasi A.S. (hereafter: "C BANK"), a Turkish bank, via share allotment, and become its controlling shareholder, in consideration for an investment of approximately $113 million. The Bank's goal is to develop activities, through C BANK, in the areas of corporate and retail banking in Turkey.
Signing of the acquisition agreement and completion of the transaction are contingent, among other things, on the outcome of negotiations with C BANK's current controlling shareholder, approval by the Bank's Board of Directors, and receipt of the required approvals by the relevant authorities in Israel and in Turkey.

Note 9

On October 16, 2005, Poalim Mutual Funds Ltd., a mutual fund management company wholly owned by the Bank (hereafter: the "seller"), signed an agreement (hereafter "the agreement") with Solomon Mutual Funds Ltd. (hereafter: the "buyer"), according to which the seller will sell to the buyer, at the date of completion of the transaction, all of the seller's rights and obligations in regard to the management of PKN mutual funds, including the right to receive all revenues derived as a result thereof, and the goodwill acquired by the seller over the years in the area of management of PKN mutual funds, including the use of the commercial name PKN (hereafter: the "assigned rights and obligations").
Under the agreement, the buyer undertakes to continue to manage the PKN mutual funds, while complying with all obligations under (A) the directives of the existing management agreements; (B) the directives of the prospectuses and public reports; and (C) the directives of any relevant law, all according to the terms set forth in the agreement.
The agreement includes the arrangement of issues such as the parties' behavior during the period from the signing of the agreement to its completion, distribution fees, the provision of various services by Bank Hapoalim, and the loan of Bank Hapoalim employees to the buyer.
The agreement also stipulates that the corporations that are the owners of the buyer will grant the Bank an irrevocable call option, exercisable at any time during a period of three months from the date of completion of the transaction, to purchase, from any one of them, subject to the provisions of any relevant law, 8.5% - 10% of their issued and paid-up share capital, and/or of any one of them, as at the exercise date, all according to the terms set forth in the agreement.
The agreement stipulates that at the date of completion of the transaction, in consideration for the acquisition of the assigned rights and obligations, the buyer will pay to the seller the total amount of approximately NIS 954 million (hereafter: the "consideration"), subject to adjustments in cases specified in the agreement.
Completion of the transaction is contingent upon receipt of an approval by the Antitrust Commissioner; receipt of a permit from the securities Authority (if and as necessary) in accordance with the directives of the joint Investment Trust Law, 1994; publication of the joint Investment Trust Regulations (Distribution Fees), 2005; receipt of a pre-ruling by the Securities Authority and/or the Supervisor of Banks in regard to certain items in the agreement; and receipt of approvals from the trustees of the PKN mutual funds for the assignment of the assigned rights and obligations to the buyer.
Upon completion of the transaction, which is supposed to occur in 2006, the Bank is expected to record a net profit in the amount of approximately NIS 530 million.

Note 10

On March 6, 2005, the Israeli Police began an open investigation in connection with suspected violations of Israel's Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various offices of the Bank and from the offices of Hapoalim Trust Services Ltd. (hereafter: the "Trust Company"). In addition, certain customer's accounts of which a small number served as collateral for credit were frozen.
The police summoned employees, including officers, of the Bank of the Trust Company for investigation.
In the Bank's estimation, based on the information in its possession, at this stage, the exposure to the matters known to be under investigation is not material to the Bank's business. However, at this stage, the Bank cannot assess the outcome and consequences of the investigation.

Note 11

In August 2005, the Israel Accounting Standards Board issued Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". The standard established presentation rules for financial instruments in financial statements, and specifies the due disclosure required in respect of such instruments. In addition, the standard establishes the manner of classifying financial instruments into financial liabilities and shareholders' equity, the classification of interest, dividends, losses and profits related to the instruments, and the circumstances under which financial assets should be offset against financial liabilities. The new standard will apply to financial statements for periods beginning January 1, 2006, or later.
The standard states that it should be adopted "from this day forward". The comparison numbers presented in financial statements for periods beginning on the date on which the standard takes effect will not be restated.
The Supervisor of Banks has issued directives on certain topics pertaining to the treatment of financial instruments. On those topics, these directives will apply to the Bank.
In the Bank's opinion, the standard is not expected to have a material effect.

Note 12

On July 25, 2005, the Knesset passed Amendment (No. 147) to the Income Tax ordinance, 2005. As a result of this Amendment, among other things, the tax rate applicable to the Bank will decrease gradually, from the rate of 43.6% applicable to the Bank in 2005, to a rate of 35.9% from 2010 forward. The effect of the Amendment on the deferred taxes balances as at September 30, 2005, is not material.

Note 13

In September 2005, the Israel Accounting Standards Board published Accounting standard No. 24, "share-Based Payment". The standard requires recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled with capital instruments, cash, or other assets. According to the standard, share-based payment transactions in which goods or services are received are to be recorded at fair value.
The standard also establishes different disclosure requirements with regard to the substance and volume of share-based payment arrangements in existence during the period, and with respect to the manner in which such arrangements' fair value was determined.
The standard will apply to financials statements for periods starting January 1, 2006. The directives of the standard are to be implemented for every share-based payment transaction performed after March 15, 2005 and not yet vested by the standard's inception date. The standard also requires restatement of comparative information that refers to periods as of March 15, 2005. With regard to share-based payments classified as liabilities (such as phantom option plans) in existence at the inception date, the standard is to be applied retroactively and comparative information is to be restated. Changes in terms of share-based payment transaction settled with capital instruments performed after March 15, 2005, will be handled in accordance with the directives of the new standard, and restatement of comparative information that refers to periods as of March 15, 2005 is required.
The Supervisor of Banks' directives include certain subjects related to the treatment of these matters. On such subjects, these directives will apply to the Bank.
In the Bank's opinion, the implementation of the new standard is not expected to have a material impact on the Bank's results of operations and financial position.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
	Unaudited			
A. In respect of assets*:				
From credit to the public	**3,264**	2,153	**10,073**	8,764
From credit to the Government	**30**	19	**105**	117
From deposits with banks	**348**	70	**1,650**	645
From deposits with the Bank of Israel and from cash	**31**	43	**132**	164
From debentures	**331**	184	**1,053**	1,161
From other assets	**9**	13	**27**	48
	4,013	2,482	**13,040**	10,899
B. In respect of liabilities*:				
On deposits from the public	**(1,722)**	(1,102)	**(6,396)**	(5,301)
On deposits from the Government	**(68)**	(21)	**(143)**	(184)
On deposits from the Bank of Israel	**(1)**	(3)	**(4)**	(7)
On deposits from banks	**(34)**	18	**(267)**	(222)
On debentures and subordinated notes	**(657)**	(184)	**(1,769)**	(893)
On other liabilities	**(5)**	2	**(8)**	(4)
	(2,487)	(1,290)	**(8,587)**	(6,611)
C. In respect of derivative and hedging activities:				
Ineffective part in hedging relations**	**(4)**	2	**(6)**	-
Net income in respect of ALM				
derivative instruments***	**127**	253	**369**	208
Net income in respect of other derivative instruments	**61**	34	**44**	120
	184	289	**407**	328

* Including effective component in hedging relations.
** Ineffectiveness from hedging of fair value.
*** Derivative instruments constituting part of the bank's ALM network that are not designated for hedging relations.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
	Unaudited			
D. Other*				
Commissions from financing transactions	**60**	54	**175**	179
Profits from sale of debentures available for sale, net	**13**	21	**53**	100
Realized and unrealized profits from adjustments				
to fair value of Debentures held for trading, net	**9**	13	**12**	-
Other financing income	**224**	174	**580**	442
Other financing expenses	**(17)**	(4)	**(48)**	(5)
	289	258	**772**	716
Total profit from financing activities before provision				
for doubtful debts	**1,999**	1,739	**5,632**	5,332
Including: exchange rate differentials, net	**(10)**		**17**	
E. Details of net effect of derivative instruments				
hedging profit from financing activities				
Financing income (expenses) in respect of assets	**6**	(17)	**(3)**	(14)
Financing expenses (income) in respect of liabilities	**(113)**	276	**45**	282

* Including effective component in hedging relations.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended September 30					
	2005			2004		
	Specific provision**	Supplementary provision***	Total	Specific provision**	Supplementary provision***	Total
	Unaudited					
Provision balance as at the beginning of the period	**10,614**	**1,229**	**11,843**	9,724	1,287	11,011
Provisions during the Period	**437**	**24**	**461**	683	31	714
Reduction of provisions	**(227)**	**(5)**	**(232)**	(332)	(2)	(334)
Recoveries of debts written- off in previous years	**(7)**	**-**	**(7)**	(11)	-	(11)
Provision charged to statement of profit and loss	**203**	**19**	**222**	340	29	369
Write-offs	**(300)**	**-**	**(300)**	(78)	-	(78)
Provision balance as at the end of the period	**10,517**	**1,248**	**11,765**	9,986	1,316	11,302
Including: provision balance which was not deducted from the item "Credit to the public"	**841**	**-**	**841**	584	30	614

	Nine months ended September 30					
	2005			2004		
	Specific provision**	Supplementary provision***	Total	Specific provision**	Supplementary provision***	Total
	Unaudited					
Provision balance as at the beginning of the period	**10,299**	**1,219**	**11,518**	9,139	1,217	10,356
Subsidiary consolidated in the past	**(36)**	**-**	**(36)**	-	-	-
Subsidiary consolidated for the first time	**5**	**-**	**5**	-	-	-
Provisions during the Period	**1,603**	**74**	**1,677**	1,752	*104	*1,856
Reduction of provisions	**(589)**	**(45)**	**(634)**	(575)	*(5)	*(580)
Recoveries of debts written- off in previous years	**(27)**	**-**	**(27)**	(19)	-	(19)
Provision charged to statement of profit and loss	**987**	**29**	**1,016**	1,158	99	1,257
Write-offs	**(738)**	**-**	**(738)**	(311)	-	(311)
Provision balance as at the end of the period	**10,517**	**1,248**	**11,765**	9,986	1,316	11,302
Including: provision balance which was not deducted from the item "Credit to the public"	**841**	**-**	**841**	584	30	614

* Reclassified.
** Not including provision for interest on doubtful debts accrued after the debts were declared doubtful.
In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears.
*** Including a general provision for doubtful debts.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated

Reported amounts
(in millions of NIS)

	September 30, 2005						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary Items*	Total
			Unaudited				
Assets							
Cash on hand and deposits with banks	**8,393**	**1,195**	**21,429**	**3,083**	**2,028**	**-**	**36,128**
Securities	**12,023**	**1,995**	**11,694**	**3,589**	**1,840**	**605**	**31,746**
Credit to the public[2]	**68,636**	**55,015**	**40,650**	**5,920**	**9,832**	**145**	**180,198**
Credit to governments	**2**	**578**	**751**	**8**	**-**	**-**	**1,339**
Investments in equity basis investees	**-**	**-**	**-**	**-**	**-**	**628**	**628**
Buildings and equipment	**-**	**-**	**-**	**-**	**-**	**3,590**	**3,590**
Other assets	**1,592**	**171**	**2,884**	**161**	**1,605**	**395**	**6,808**
Total assets	**90,646**	**58,954**	**77,408**	**12,761**	**15,305**	**5,363**	**260,437**
Liabilities							
Deposits from the public	**86,751**	**29,995**	**67,182**	**11,508**	**7,209**	**145**	**202,790**
Deposits from banks	**831**	**1,416**	**2,960**	**398**	**705**	**-**	**6,310**
Deposits from the Government	**135**	**2,800**	**194**	**8**	**-**	**-**	**3,137**
Debentures and subordinated notes	**1,103**	**12,546**	**5,965**	**395**	**288**	**384**	**20,681**
Other liabilities	**3,548**	**672**	**3,881**	**264**	**1,632**	**496**	**10,493**
Total liabilities	**92,368**	**47,429**	**80,182**	**12,573**	**9,834**	**1,025**	**243,411**
Excess of assets (liabilities)	**(1,722)**	**11,525**	**(2,774)**	**188**	**5,471**	**4,338**	**17,026**
Effect of hedging derivatives:							
Derivatives instruments							
(not including options)	**-**	**-**	**530**	**(146)**	**(384)**	**-**	
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	**2,657**	**(1,475)**	**4,115**	**(195)**	**(5,423)**	**321**	
Options in the money, net							
(in underlying asset terms)	**389**	**(179)**	**(773)**	**550**	**13**	**-**	
Options out of the money, net							
(in underlying asset terms)	**569**	**(163)**	**(406)**	**(49)**	**49**	**-**	
Total	**1,893**	**9,708**	**692**	**348**	**(274)**	**4,659**	
Options in the money, net							
(present value of stated amount)	**311**	**(183)**	**(990)**	**892**	**(30)**	**-**	
Options out of the money, net							
(present value of stated amount)	**2,046**	**(180)**	**(957)**	**(373)**	**(536)**	**-**	

* Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

Reported amounts
(in millions of NIS)

	September 30, 2004						
	Israeli Currency		Foreign Currency(1)				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
	Unaudited						
Assets							
Cash on hand and deposits with banks	6,607	1,421	19,950	2,443	910	-	31,331
Securities	10,673	2,376	15,841	3,038	2,529	859	35,316
Credit to the public(2)	61,117	53,817	51,346	5,900	10,150	-	182,330
Credit to governments	-	1,329	728	24	-	-	2,081
Investments in equity basis investees	-	-	-	-	-	756	756
Buildings and equipment	-	-	-	-	-	3,497	3,497
Other assets	1,513	30	2,676	332	667	200	5,418
Total assets	79,910	58,973	90,541	11,737	14,256	5,312	260,729
Liabilities							
Deposits from the public	80,773	33,807	73,483	11,346	5,956	-	205,365
Deposits from banks	583	1,848	4,451	559	629	-	8,070
Deposits from the Government	121	3,313	923	25	-	-	4,382
Debentures and subordinated notes	1,138	8,897	7,367	673	414	-	18,489
Other liabilities	3,417	559	2,979	390	680	276	8,301
Total liabilities	86,032	48,424	89,203	12,993	7,679	276	244,607
Excess of assets (liabilities)	(6,122)	10,549	1,338	(1,256)	6,577	5,036	16,122
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	-	-	1,094	(253)	(841)		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	5,061	(1,271)	1,455	808	(6,053)		
Options in the money, net							
(in underlying asset terms)	568	(251)	(579)	142	120		
Options out of the money, net							
(in underlying asset terms)	126	27	(247)	199	(105)		
Total	(367)	9,054	3,061	(360)	(302)		
Options in the money, net							
(present value of stated amount)	558	(280)	(438)	188	(28)		
Options out of the money, net							
(present value of stated amount)	1,137	34	(1,258)	936	(849)		

* Including derivative instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

Reported amounts
(in millions of NIS)

	December 31, 2004						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary Items*	Total
	Audited						
Assets							
Cash on hand and deposits with banks	6,455	1,446	18,814	3,456	870	-	31,041
Securities	10,545	2,172	16,689	3,130	2,252	1,141	35,929
Credit to the public[2]	64,789	52,854	47,737	6,526	10,636	-	182,542
Credit to governments	-	1,087	660	14	-	-	1,761
Investments in equity basis investees	-	-	-	-	-	789	789
Buildings and equipment	-	-	-	-	-	3,642	3,642
Other assets	2,029	15	2,230	1,012	727	325	6,338
Total assets	83,818	57,574	86,130	14,138	14,485	5,897	262,042
Liabilities							
Deposits from the public	83,198	32,019	72,906	12,294	6,249	-	206,666
Deposits from banks	752	1,658	3,791	321	779	-	7,301
Deposits from the Government	70	3,077	884	14	-	-	4,045
Debentures and subordinated notes	1,159	8,664	6,488	640	427	873	18,251
Other liabilities	3,899	633	2,669	892	1,044	373	9,510
Total liabilities	89,078	46,051	86,738	14,161	8,499	1,246	245,773
Excess of assets (liabilities)	(5,260)	11,523	(608)	(23)	5,986	4,651	16,269
Effect of hedging derivatives:							
Derivative instruments							
(excluding options)	-	-	1,317	(330)	(987)		
Effect of not hedging derivatives:							
Derivatives instruments							
(excluding options)	4,898	(1,209)	1,163	429	(5,281)		
Options in the money, net							
(in underlying asset terms)	81	(228)	548	(230)	(171)		
Options out of the money, net							
(in underlying asset terms)	(159)	11	384	(26)	(210)		
Total	(440)	10,097	2,804	(180)	(663)		
Options in the money, net							
(present value of stated amounts)	52	(269)	1,177	(638)	(322)		
Options out of the money, net							
(present value of stated amounts)	865	17	(1,039)	623	(466)		

* Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 4
Operating Segments Information - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended September 30, 2005									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Unaudited									
Profit (loss) from financing activities before provision for doubtful debt:										
from externals	**200**	**(602)**	**217**	**(197)**	**210**	**1,451**	**212**	**508**	**-**	**1,999**
inter-segmental income (expenses)	**178**	**835**	**4**	**264**	**(93)**	**(1,043)**	**-**	**(145)**	**-**	**-**
Operating and other income:										
from externals	**402**	**311**	**122**	**44**	**22**	**54**	**119**	**20**	**129**	**1,223**
inter-segmental income (expenses)	**(20)**	**(38)**	**(16)**	**-**	**(4)**	**3**	**-**	**-**	**75**	**-**
Total income	**760**	**506**	**327**	**111**	**135**	**465**	**331**	**383**	**204**	**3,222**
Provision for doubtful debts	**13**	**4**	**29**	**11**	**20**	**135**	**10**	**-**	**-**	**222**
Net (loss) profit	**68**	**129**	**43**	**32**	**36**	**131**	**70**	**259**	**(7)**	**761**

	Three months ended September 30, 2004*									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Unaudited									
Profit (loss) from financing activities before provision for doubtful debt:										
from externals	192	(434)	229	353	169	1,127	260	(157)	-	1,739
inter-segmental income (expenses)	163	655	(22)	(290)	(69)	(704)	-	267	-	-
Operating and other income:										
from externals	353	296	109	43	32	41	105	13	38	1,030
inter-segmental income (expenses)	(16)	(28)	(10)	-	(6)	4	-	-	56	-
Total income	692	489	306	106	126	468	365	123	94	2,769
Provision for doubtful debts	27	-	101	22	54	127	38	-	-	369
Net profit	67	138	1	27	6	140	59	55	97	590

* Reclassified.

Reported amounts
(in millions of NIS)

	Nine months ended September 30, 2005									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Unaudited									
Profit (loss) from financing activities before provision for doubtful debt:										
from externals	**594**	**(2,043)**	**529**	**1,677**	**614**	**4,803**	**644**	**(1,186)**	**-**	**5,632**
inter-segmental income (expenses)	**509**	**2,712**	**114**	**(1,493)**	**(290)**	**(3,585)**	**-**	**2,033**	**-**	**-**
Operating and other income:										
from externals	**1,153**	**864**	**349**	**123**	**78**	**157**	**334**	**50**	**295**	**3,403**
inter-segmental income (expenses)	**(57)**	**(112)**	**(37)**	**-**	**(20)**	**(18)**	**-**	**-**	**244**	**-**
Total income	**2,199**	**1,421**	**955**	**307**	**382**	**1,357**	**978**	**897**	**539**	**9,035**
Provision for doubtful debts	**32**	**6**	**131**	**39**	**125**	**654**	**29**	**-**	**-**	**1,016**
Net profit	**165**	**337**	**86**	**78**	**55**	**226**	**177**	**562**	**602**	**2,288**

	Nine months ended September 30, 2004*									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Unaudited									
Profit (loss) from financing activities before provision for doubtful debt:										
from externals	468	(1,769)	590	1,372	590	4,821	725	(1,465)	-	5,332
inter-segmental income (expenses)	617	2,430	(3)	(1,177)	(271)	(3,584)	-	1,988	-	-
Operating and other income:										
from externals	994	796	317	132	76	146	321	73	236	3,091
inter-segmental income (expenses)	(49)	(87)	(31)	-	(19)	7	-	-	179	-
Total income	2,030	1,370	873	327	376	1,390	1,046	596	415	8,423
Provision for doubtful debts	93	-	218	48	157	699	42	-	-	1,257
Net profit	133	340	15	94	27	229	248	367	184	1,637

* Reclassified.

Appendix 4
Operating Segments Information - Consolidated (continued)

Reported amounts (in millions of NIS)

	Year ended December 31, 2004*									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Audited									
Profit (loss) from financing										
activities before provision										
for doubtful debt:										
from externals	739	(1,876)	907	1,583	780	5,508	949	(1,519)	-	7,071
inter-segmental income										
(expenses)	780	2,774	(88)	(1,329)	(348)	(3,834)	-	2,045	-	-
Operating and other income:										
from externals	1,464	910	452	175	116	184	414	109	391	4,215
inter-segmental income										
(expenses)	(58)	(118)	(41)	-	(27)	22	-	-	222	-
Total income	2,925	1,690	1,230	429	521	1,880	1,363	635	613	11,286
Provision for doubtful debts	148	3	286	59	193	1,032	47	-	-	1,768
Net profit	269	335	62	120	44	255	291	450	281	2,107

* Reclassified.









2

BANK HAPOALIM B.M.
HEAD OFFICE
50 ROTHSCHILD BLVD.
TEL AVIV 66883, ISRAEL
TEL. 972 3 5673333
FAX.972 3 5607028
WWW.BANKHAPOALIM.COM


bank hapoalim

Bank Hapoalim | Condensed Financial Statement as at June 30, 2005


2005

bank hapoalim











Contents

Board of Directors' Report on the Financial Statements
As at June 30, 2005

At the meeting of the Board of Directors held on August 17, 2005, it was resolved to approve and publish the consolidated unaudited financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period of January-June 2005.

The following are details of the principal changes and developments that occurred during the reported period:

Economic and Financial Developments

Economic indicators for the second quarter of the year continue to point to a certain degree of deceleration in economic growth, as compared to 2004. The slowdown is notable in industrial export data, which remained flat in the second quarter as compared to the first quarter. The likely main cause of the halt in expansion of exports is the slowdown in growth of the global economy, particularly in Europe and the United States. The growth rate of consumption has also slowed in recent months. The sharp increase in private consumption in 2004 was greatly influenced by the improvement in security and in consumer confidence. In recent months, consumer confidence indices have stabilized, and even fallen somewhat, apparently due to increasing uncertainty towards the implementation date of the 'disengagement plan', as well as the deterioration in the security situation.

On the other hand, the employment market is showing strength: the unemployment rate dropped sharply in the first quarter, to 9.1%, versus 9.8% in the previous quarter; a moderate increase in real wages is also apparent.

Investments in economic sectors are again showing weakness in the first half of the year, following a recovery during 2004.

In terms of sectors, the continued recovery in the tourism industry is notable – the number of incoming tourist arrivals in the first half of 2005 was 25% higher than last year. In the construction sector, the decline in activity continues, both in residential and non-residential construction.

As noted, economic growth has slowed this year relative to 2004, and stands at approximately 3.5%, according to our estimate. However, it appears that the conditions currently facing the economy will allow growth to continue, possibly at a higher rate: the business sector is enjoying very low real interest rates and a relatively high real exchange rate, compared to rates in the past. Further, productivity increased at the high rate of 3.4% in 2004. However, there are risk factors as well: the implementation of the disengagement plan may encounter difficulties, and the outlook for developments in the diplomatic process subsequent to disengagement is unclear. There is also the risk that the growth of the global economy may continue to decelerate; this could impair exports, which have been the main growth engine thus far. One of the main reasons for the low inflation is the inexpensive imports from the Far East, which lower the prices of tradable products.

---

* The financial statements were prepared in reported values. The Consumer Price Index (known) increased by 0.5% during the first half of 2005. During this period, the shekel depreciated 6.2% against the U.S. dollar and appreciated 6.0% against the Euro.

Developments in the Global Economy

Global economic growth has leveled off somewhat, particularly in European countries. While estimates for the United States indicate that growth will stabilize at around 3.5%, and the unemployment rate has continued to drop, to 5%, growth forecasts in Europe were lowered to less than 1.5%, and the GDP has fallen over the last year in Italy and Holland. Growth slowed in emerging Asian nations as well, but the Chinese and Indian economies continued to grow at an accelerated pace. The global slowdown in growth mainly impacts Israel through the deceleration in demand for exports.

Oil prices soared to $60 per barrel, and are burdening global growth. Concurrently, an increase was also recorded in prices of other commodities.

The citizens of France and Holland rejected the European Constitution in referendums. Differences of opinion between E.U. countries are becoming more pronounced due to dissatisfaction with the economic performance of the leading nations. Some (mainly in Italy) also support a withdrawal from the currency union. Against this background, the Euro lost a considerable degree of strength against the American dollar, though the weakening trend had already started at the beginning of the year.

The increase in commodity prices, particularly the price of oil, did not significantly raise inflation in developed countries. The interest rate in the United States rose to 3.5% in August. In the Euro bloc, the interest rate remained unchanged, at 2%.

Inflation and Exchange Rates

The Consumer Price Index decreased by 1.1% in the second quarter of the year, and recorded an increase of 0.5% since the beginning of the year. Thus inflation remained low despite the increase in prices of energy and other commodities.

The shekel depreciated by 4.9% against the U.S. dollar and by 2.6% against the currency basket during the second quarter of the year. The depreciation against the dollar mainly occurred in June, due to the increase in uncertainty in the political arena, as the date of implementation of the disengagement plan approaches, with the interest spread between Israel and the United States contracting greatly, reaching parity in August. The weakening of the shekel and the increase in energy prices may raise the inflation environment somewhat, but it is not expected to exceed the price stability range (1%-3%). The favorable fundamentals of the economy, and in particular the solid condition of the balance of payments and the comfortable fiscal situation, support continued stability in the foreign currency market.

Fiscal and Monetary Policy

A domestic budget surplus of NIS 1.3 billion accrued during the first half of the year, versus a deficit of NIS 5.9 billion in the first half of 2004. The budget deficit trajectory is currently significantly lower than the annual target. Local expenses remained stable, compared to last year, while income increased at a real rate of approximately 6%. The underperformance of the budget deficit to date may allow a greater extent of the financing for disengagement to be recorded in the 2005 budget.

The Bank of Israel interest rate remained flat at 3.5% in the second quarter of the year and in July 2005. The interest rate in the United States increased to 3.5% in August, so that the interest spread between Israel and the U.S. reached parity. The depreciation of the shekel led to an increase in the inflationary environment, but at the same time, expected inflation derived from the capital market increased only slightly, to 2%, in line with the middle of the inflation target range. We estimate that in the coming months, concurrently with the continuing increase in the U.S. interest rate, the Bank of Israel interest rate will begin to rise at a moderate pace.

Money and Capital Markets

Developments in the second quarter were uneven: in April and May, the capital market was marked by a trend of rising prices in both stocks and bonds. In June, the trend reversed, primarily in the stock market, and the Tel Aviv 100 Index recorded a relatively sharp drop of 6.1%. Note that bond prices were quite stable during June as well, despite the shekel's depreciation. In conclusion of the quarter, the Tel Aviv 100 Index fell 1.2%, and the government bonds index rose 1.2%. Real interest rates for all periods remained very low compared to past levels: two-year bond yields were at 2.4% and ten-year bond yields were at 3.8% at the end of the second quarter.

The annual growth rate in means of payment decreased to 17% in June. The balance of credit to the public has remained largely unchanged over the last twelve months, while corporate bond issues increased considerably and served as a substitute for bank credit.

The average daily turnover of stocks and convertible securities (including off-market transactions) totaled NIS 925 million in the second quarter of 2005, an increase of 51% compared to the second quarter of 2004. The average daily trading volume of bonds totaled NIS 1,264 million in the second quarter of 2005, an increase of 22% compared with the second quarter of 2004.

Forward-Looking Information

The information contained in this report, with regard to the description of the Bank's business, its financial status, and the results of its operations, may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe", "expect", "plan", "should", "estimate", "forecast", and similar expressions indicate forward-looking information.

This information reflects the Bank's current viewpoint with regard to future events, based on estimates, and is therefore subject to risks and uncertainty.

Since the realization of these forecasts cannot be forecast with certainty, and actual events may differ from expectations, information defined as "forward-looking" should be treated with caution. Reliance on such information involves risks and uncertainty. The future financial and business results of the Bank Group may be materially different.

Profit and Profitability

The net profit of the Bank Group totaled NIS 1,527 million in the first six months of 2005, compared with NIS 1,047 million in the same period last year, an increase of 45.9%. Net return on equity amounted to 21.4%, in annual terms in the first six months of 2005, compared with 15.3% in the same period last year and 15.2% in the whole of 2004.

The increase in the Group's net profit, compared with the same period last year, resulted mainly from the following factors:

1. An NIS 40 million increase in profit from financing activities before provision for doubtful debts.

2. An NIS 94 million decrease in the provision for doubtful debts.

3. An NIS 119 million increase in operating and other income.

4. An NIS 400 million increase in net profit from extraordinary transactions after taxes.

However, the following factors had the effect of reducing net profit:

1. An NIS 154 million increase in operating and other expenses.

2. An NIS 19 million increase in tax expenses.

Profit from financing activities before provision for doubtful debts totaled NIS 3,633 million, compared with NIS 3,593 million in the same period last year, an increase of 1.1%. The increase resulted, inter alia, from an increase in income from interest on problematic debts not previously recorded.

The aggregate interest spread in the first half of 2005 reached 1.61%, compared to 1.53% in the same period last year.

Set out below is the development of financing profit by principal segments of activity:

Segment	For the six months ended June 30		
	2005	2004	Change
	NIS millions		%
Households Segment	**715**	730	(2.1)
Private Banking Segment	**435**	441	(1.4)
Small Business Segment	**423**	380	11.3
Housing Finance Segment	**117**	130	(10.0)
Commercial Segment	**208**	222	(6.3)
Corporate Segment	**867**	852	1.8
International Activity Segment	**432**	465	(7.1)
Financial Management Segment	**436**	373	16.9
Total	**3,633**	3,593	1.1

The provision for doubtful debts was made on a conservative basis and with due regard for the risks inherent in the credit portfolio. The provision for doubtful debts totaled NIS 794 million in the first six months of 2005, compared with NIS 888 million in the same period last year, a decrease of 10.6%.

The specific provision for doubtful debts totaled NIS 784 million in the first six months of 2005, compared with NIS 818 million in the same period last year, a decrease of 4.2%.

The specific provision for doubtful debts in the first half of 2005 was primarily concentrated in the industry, construction, and real estate sectors.

In the second quarter of 2005 the specific provision amounted to NIS 276 million, a decrease compared to NIS 508 million in the first quarter of 2005.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

Segment	For the six months ended June 30		
	2005	2004	Change
	NIS millions		%
Households Segment	**28**	66	(57.6)
Private Banking Segment	**4**	-	-
Small Business Segment	**93**	119	(21.8)
Housing Finance Segment	**26**	26	-
Commercial Segment	**103**	103	-
Corporate Segment	**521**	570	(8.6)
International Activity Segment	**19**	4	375.0
Total	**794**	888	(10.6)

The most significant decrease in the provision for doubtful debts occurred in the Corporate Segment, Households Segment and the Small Business Segment.

The ratio of the specific provision for doubtful debts to the total (balance-sheet) balance of credit to the public at the Bank Group's risk reached 0.87%, in annual terms, in the first six months of 2005, similar to the same period last year and 0.96% in the whole of 2004.The ratio to the overall balance of (balance-sheet and off-balance sheet) credit to the public at the Bank Group's risk reached 0.52% in the first six months of 2005, compared with 0.62% in the same period last year and in the whole of 2004.

The supplementary provision for doubtful debts, which is based on unidentified risk inherent in customer indebtedness portfolios, totaled NIS 10 million in the first half of 2005, compared to NIS 70 million in the same period last year. In the first half of 2005, the provision was cancelled with the Supervisor of Banks' approval in the amount of NIS 29 million carried out in the past in respect of credit granted to finance shares tradable on the stock exchange for which a receiver had been appointed.The balance of the supplementary provision totaled NIS 506 million on June 30, 2005.

The balance of the general provision totaled NIS 723 million on June 30, 2005.The cumulative balance of the general provision and the supplementary provision for doubtful debts totaled NIS 1,229 million on June 30, 2005.

Since the general provision and the supplementary provision for doubtful debts are not recognized as an expense for tax purposes, given the rates of tax on income, the balance of the general and supplementary provision was equivalent to a specific provision of approximately NIS 2.2 billion and accounted for 0.75% of total credit to the public (balance-sheet and off-balance sheet).

Profit from financing activities after provision for doubtful debts totaled NIS 2,839 million, compared with NIS 2,705 million in the same period last year, an increase of 5.0%.

Operating and other income totaled NIS 2,180 million, compared with NIS 2,061 million in the same period last year, an increase of 5.8%.

Income from capital market activity increased by 16.8%, and totaled NIS 745 million, compared with NIS 638 million in the same period last year. The increase derived from income from commissions on securities transactions, which totaled NIS 322 million, compared with NIS 276 million in the same period last year, an increase of 16.7%. The increase resulted primarily from the substantial increase in turnover on the Tel-Aviv Stock Exchange. In addition, income from management fees of mutual funds increased, and amounted to NIS 235 million, compared with NIS 194 million in the same period last year, an increase of 21.1%, due to the growth in mutual fund assets.

Income from provident fund management fees increased by 11.9% and totaled NIS 189 million, compared with NIS 168 million in the same period last year.

A net profit of NIS 30 million was recorded in the first six months of 2005 from investments in shares, due to sales of shares and gains in value recorded for investments in shares. A net profit of NIS 60 million was recorded in the same period last year.

Operating and other income not derived from capital market activity and investment in shares amounted to NIS 1,405 million the first six months of 2005, compared with NIS 1,363 million in the same period last year, an increase of 3.1%. Most of the increase derived from the contribution of credit card companies to the operating income of the Bank Group (before deduction of expenses relating to this activity), which totaled NIS 479 million, compared with NIS 432 million in the same period last year, an increase of 10.9%.

Operating and other expenses totaled NIS 3,392 million, compared with NIS 3,238 million in the same period last year, an increase of 4.8%.

Salary expenses totaled NIS 1,979 million, compared with NIS 1,946 million in the same period last year, an increase of 1.7%.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 578 million, compared with NIS 546 million in the same period last year, an increase of 5.9%.

Other expenses totaled NIS 835 million, compared with NIS 746 million in the same period last year, an increase of 11.9%, mainly due to an increase in the 'Customers' damages and claims item, in business commissions, computers, marketing and advertising.

The coverage rate of operating and other expenses by operating and other income reached 64.3%, compared with 63.7% in the same period last year, and 66.1% in the whole of 2004.

The ratio of expenses to income, calculated according to the ratio of operating and other expenses to profit from financing activities before provision for doubtful debts and to operating and other income, reached 58.4%, compared with 57.3% in the same period last year, and 56.5% in the whole of 2004.

Operating profit before taxes totaled NIS 1,627 million, compared with NIS 1,528 million in the same period last year, an increase of 6.5%.

The return of operating profit before taxes on equity[(1)] reached 22.4%, in annual terms, compared with 23.2% in the same period last year.

---

(1) Taking into consideration the date on which the dividend is recorded in the financial statements, including minority interests' rights, and deducting investments in equity-basis investees.

The provision for taxes on operating profit totaled NIS 657 million, compared with NIS 638 million in the same period last year.The effective tax rate as a percentage of operating profit before taxes reached 43.0%, compared to the statutory tax rate of 43.6%.

Operating profit after taxes totaled NIS 970 million, compared with NIS 890 million in the same period last year, an increase of 9.0%.

The return of operating profit after taxes on equity[1] reached 13.1%, in annual terms, compared with 13.2% in the same period last year.

The Bank's share in the net operating profits of equity-basis investees after taxes totaled NIS 52 million, compared with NIS 43 million in the same period last year.

Minority interests' share in net operating profits after taxes of consolidated companies totaled NIS 47 million, compared with NIS 38 million in the same period last year.

Net operating profit totaled NIS 975 million, compared with NIS 895 million in the same period last year.

Net profit from extraordinary transactions, after taxes amounted to NIS 552 million, due mainly to the sale of most of the Bank's holdings in Signature Bank. Profit in the first half of 2004 totaled NIS 152 million, mainly due to profit from the decrease in the rate of holdings following the issue of the shares of Signature Bank to the public and the sale of Signature shares, and profit from the realization of shares of Clal Insurance Enterprises Holdings.

Net profit of the Bank Group totaled NIS 1,527 million, compared with NIS 1,047 million in the same period last year, an increase of 45.9%.

Net return on equity, taking into consideration the date of record of the dividend, reached 21.4%, in annual terms, compared with 15.3% in the same period last year and 15.2% in the whole of 2004.

Net profit per share of NIS 1 par value of share capital amounted to NIS 1.21, compared with NIS 0.84 in the same period last year.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad, through the Bank, subsidiaries, branches, and representative offices, in all areas of banking, and provides a wide range of banking and financial services to its customers.

The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via eight main segments of activity.The division into segments of activity is based on the types of products and services, or on the types of customers included in each of the segments.The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

---

(1) Taking into consideration the date on which the dividend is recorded in the financial statements, including minority interests' rights, and deducting investments in equity-basis investees.

The Bank's segments of activity are the following:

Households Segment - provides a range of banking services and financial products to households.

Private Banking Segment - provides a range of advanced banking services through various channels and financial products to private customers of medium to high net worth, including investment-consulting services.

Small Business Segment - provides a range of banking services and financial products to small businesses using credit lines of up to $750,000.

Housing Finance Segment - includes loan-granting activity for the purchase, renovation, or construction of residential apartments, and the granting of loans, for any purpose, which are secured by the mortgage of residential apartments.

Commercial Segment - provides a range of banking services and financial products to middle market business customers that utilize credit of up to $10 million.

Corporate Segment - provides a range of banking services and financial products to large companies in the Israeli economy, with the granting of credit constituting the principal area of activity. The Segment's customers also include customers from the areas of settlement and local government.

International Activity Segment - includes the Bank Group's activity abroad, which is mainly conducted via the Bank's branches abroad and the Global Private Banking Center in Israel, subsidiaries in Switzerland, the USA, and the UK, and representative offices in America and Europe.

Financial Management Segment - responsible for the management of the Bank's nostro portfolio, management of the different exposures, and support for the cevelopment and pricing of financial products.

Others and Adjustments - includes all other activities of the Bank Group, each of which does not form a reportable sector, and adjustments of Inter-segmental activity.

The results of operations of the segments, categorized according to the main segments of activity, are detailed in Appendix D to the condensed financial statements.

Data on the segments' results were compiled in accordance with the Supervisor of Banks' directives concerning "principal segments of activity", and include the information as it is presented to the Board of Management.

The accounting principles applied in the presentation of the results of operations of the segments of activity of the Bank Group are those described in Note 2 to the Financial Statements as at December 31, 2004. The following are the main principles applied in dividing the operating results between the different segments:

Profit from financing activities - profit derived from activity conducted with external entities, calculated on the basis of the interest rate received from or paid to external customers of the different banking segments. Profit derived from intersegmental activity includes the cost of sources and applications from the Financial Management Segment, as well as the theoretical financing income that each segment derives from the capital allocated to it, based on the risk assets associated with each segment.

Provision for doubtful debts - a provision for doubtful debts is charged to the segment to which the borrower against whose debt the provision is recorded belongs.

Operating and other income - attributed to the segment to which the customer belongs.
Operating and other expenses - the majority of expenses are identified with and attributed specifically to the segments. The remaining expenses that are not attributed as said are attributed, in accordance with predefined rules, to each of the segments of activity. The rules for attribution are based on the volumes of activity relevant to the types of costs in each segment, and on standard prices determined for each type of activity conducted with each segment's customers.

Debiting for inter-segmental services - the segment that is responsible for a customer who receives services from another segment is debited by means of a fee calculation for services supplied by other segments to its customers. The costs of the segment providing the service are reduced accordingly, and the costs are concurrently charged to the segment to which the customer belongs. In addition, the operating income of the segment is debited for product development costs.

Taxes on income - the provision for tax on the results of operations of each segment was calculated according to the statutory rate of tax, taking into account the fact that the supplementary provision for doubtful debts is not recognized as an expense for tax purposes. The difference between the total provision for taxes in the different segments and the overall total provision for taxes was included in the Others and Adjustments Segment.

Shareholders' equity allocated to the segment - includes the sum of two components:
Shareholders' equity required in respect of credit risk - the balance of risk components in each segment, multiplied by the rate of tier-1 capital as at the balance sheet date.
Shareholders' equity required in respect of operating risk - according to a model used at the Bank to allocate capital to operating risks, based on data from the end of the preceding quarter.

Set out below are the results of operations of the Bank Group, by segments:

A. Net profit

	For the six months ended June 30			For the three months ended June 30		
	2005	2004*	Change	**2005**	2004*	Change
	NIS millions		%	NIS millions		%
Households	**66**	72	(8.3)	**39**	35	11.4
Private Banking	**266**	229	16.2	**142**	122	16.4
Small Business	**62**	20	210.0	**33**	10	230.0
Housing Finance	**49**	65	(24.6)	**24**	38	(36.8)
Commercial Banking	**24**	26	(7.7)	**9**	19	(52.6)
Corporate Banking	**138**	112	23.2	**115**	39	194.9
International Activity	**112**	189	(40.7)	**36**	111	(67.6)
Financial Management	**209**	176	18.8	**123**	116	6.0
Others and Adjustments	**601**	158	280.4	**80**	44	81.8
Total	**1,527**	1,047	45.8	**601**	534	12.5

* New classification

B. Balance sheet balances

	Credit to the public			Deposits from the public		
	June 30 2005	Dec. 31 2004	Change	**June 30 2005**	Dec. 31 2004	Change
	NIS millions		%	NIS millions		%
Households	**15,458**	14,665	5.4	**38,071**	39,206	(2.9)
Private Banking	**4,441**	3,938	12.8	**78,357**	82,064	(4.5)
Small Business	**13,557**	12,820	5.7	**12,920**	13,100	(1.4)
Housing Finance	**26,780**	26,446	1.3	**-**	-	-
Commercial Banking	**15,157**	14,105	7.5	**5,140**	4,868	5.6
Corporate Banking	**82,709**	86,612	(4.5)	**21,360**	15,562	37.3
International Activity	**20,633**	23,117	(10.7)	**39,478**	49,111	(19.6)
Financial Management	**772**	839	(7.7)	**3,628**	2,755	32.9
Total*	**179,507**	182,542	(1.7)	**198,954**	206,666	(3.7)

* Regarding the cessation of consolidation of Signature Bank data, see below in the description of the International Activity Segment.

Following are the condensed operating results of the principal segments, divided into sub-activities:

The Households Segment

Net profit of the Households Segment totaled NIS 66 million, compared to NIS 72 million in the same period last year.

The segment's income totaled NIS 1,376 million in the first half of 2005, compared with NIS 1,344 million in the first half of 2004, an increase of 2.4%. The increase in income mainly derived from capital market income, as a result of an increase in activities in securities and income from mutual and provident funds.

The provision for doubtful debts totaled NIS 28 million in the first half of 2005, compared with NIS 66 million in the first half of 2004, reflecting an improvement in the repayment capability of some households.

Set out below are the condensed results of operations of the Households Segment:

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the six months ended June 30, 2005				
Profit from financing activities:				
- From externals	**398**	**-**	**-**	**398**
- Intersegmental	**317**	**-**	**-**	**317**
Operating and other income:				
- From externals	**324**	**250**	**114**	**688**
- Intersegmental	**(27)**		**-**	**(27)**
Total income	**1,012**	**250**	**114**	**1,376**
Provision for doubtful debts	**(28)**		**-**	**(28)**
Net profit (loss)	**(20)**	**52**	**34**	**66**

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the six months ended June 30, 2004				
Profit from financing activities:				
- From externals	276	-	-	276
- Intersegmental	454	-	-	454
Operating and other income:				
- From externals	315	232	92	639
- Intersegmental	(25)	-	-	(25)
Total income	1,020	232	92	1,344
Provision for doubtful debts	(66)	-	-	(66)
Net profit (loss)	1	45	26	72

(1) Management fees for provident funds, mutual funds, and securities activity.

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the three months ended June 30, 2005				
Profit from financing activities:				
- From externals	**148**	**-**	**-**	**148**
- Intersegmental	**214**	**-**	**-**	**214**
Operating and other income:				
- From externals	**164**	**131**	**58**	**353**
- Intersegmental	**(15)**	**-**	**-**	**(15)**
Total income	**511**	**131**	**58**	**700**
Provision for doubtful debts	**-**	**-**	**-**	**1**
Net profit (loss)	**(6)**	**26**	**19**	**39**

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the three months ended June 30, 2004				
Profit from financing activities:				
- From externals	203	-	-	203
- Intersegmental	166	-	-	166
Operating and other income:				
- From externals	175	112	44	331
- Intersegmental	(12)	-	-	(12)
Total income	532	112	44	688
Provision for doubtful debts	(40)	-	-	(40)
Net profit (loss)	(1)	22	14	35

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the Segment's activity

- For details regarding regulatory involvement in the area of banking commissions, see the "Other Matters" section below.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and his declaration of Isracard as the holder of a monopoly, see the "Subsidiary and Affiliated Companies" section below.
- The Supervisor of Banks has issued Proper Conduct of Banking Business Directive No. 325 (hereafter: the "Directive"), which concerns the prohibition on deviations in excess of the approved credit limit in current accounts, and requires that current account credit limits be established only based on an agreement with the customer. The Directive states that the aforesaid changes shall apply starting January 1, 2006.

  In order to comply with the Directive, the Bank has begun comprehensive operational preparations, which require extensive inputs and are expected to take several months. In view of the issue's scope and complexity, there is some uncertainty as to whether the Bank will complete its operational preparations in time. In addition, according to the position of the Supervisor of Banks, all customers who the Bank allows to hold negative balances in their current accounts must sign a preliminary agreement with regard to the credit limit in their account by the Directive's inception date (January 1, 2006). Despite the Bank's preparations in this area, in the Bank's opinion it will not be possible to attain the customer signatures required according to the Supervisor of Banks' position within the aforesaid timeframe.

  Further, the fact that the Directive requires a fundamental change in the basic habits of many Bank customers (and customers of the banking system in general) as consumers of banking services within an extremely short period may impact consumers' behavior and their ability to cope with the change.

  Beyond the inputs required to adapt systems, the Directive may have an effect on the Bank's income which cannot be assessed at this time.

Legal proceedings

See Note 3 to the condensed financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see Note 2 to the condensed financial statements.

The Private Banking Segment

Net profit of the Private Banking Segment totaled NIS 266 million in the first half of 2005, compared with NIS 229 million in the same period last year, an increase of 16.2%. The increase in profit derived from a significant improvement in the Segment's income, principally in income from the capital market, an activity characteristic of customers of the Segment.

Income from capital market activity, including securities activity and investments in provident and mutual funds, totaled NIS 389 million in the first half of 2005, an increase of 19.3% compared with the same period last year. In addition, income from credit card activity improved, amounting to NIS 100 million, an increase of 6.4% compared with the same period last year.

Set out below are the condensed operating results of the Private Banking Segment:

	Banking and financial services	Credit cards	Capital market[1]	Total
		NIS millions		
For the six months ended June 30, 2005				
Profit from financing activities:				
- From externals	**(1,449)**	**-**	**-**	**(1,449)**
- Intersegmental	**1,884**	**-**	**-**	**1,884**
Operating and other income:				
- From externals	**105**	**100**	**389**	**594**
- Intersegmental	**(13)**	**-**	**-**	**(13)**
Total income	**527**	**100**	**389**	**1,016**
Provision for doubtful debts	**(4)**	**-**	**-**	**(4)**
Net profit	**99**	**27**	**140**	**266**

	Banking and financial services	Credit cards	Capital market[1]	Total
		NIS millions		
For the six months ended June 30, 2004				
Profit from financing activities:				
- From externals	(1,334)	-	-	(1,334)
- Intersegmental	1,775	-	-	1,775
Operating and other income:				
- From externals	77	94	326	497
- Intersegmental	(11)	-	-	(11)
Total income	507	94	326	927
Provision for doubtful debts	-	-	-	-
Net profit	101	22	106	229

(1) Management fees for provident funds, mutual funds, and securities activity.

	Banking and financial services	Credit cards	Capital market[1]	Total
		NIS millions		
For the three months ended June 30, 2005				
Profit from financing activities:				
- From externals	**(1,148)**	**-**	**-**	**(1,148)**
- Intersegmental	**1,371**	**-**	**-**	**1,371**
Operating and other income:				
- From externals	**54**	**52**	**196**	**302**
- Intersegmental	**(6)**	**-**	**-**	**(6)**
Total income	**271**	**52**	**196**	**519**
Provision for doubtful debts	**(2)**	**-**	**-**	**(2)**
Net profit	**56**	**15**	**71**	**142**

	Banking and financial services	Credit cards	Capital market[1]	Total
		NIS millions		
For the three months ended June 30, 2004				
Profit from financing activities:				
- From externals	(288)	-	-	(288)
- Intersegmental	510	-	-	510
Operating and other income:				
- From externals	43	49	157	249
- Intersegmental	(5)	-	-	(5)
Total income	260	49	157	466
Provision for doubtful debts	-	-	-	-
Net profit	62	8	52	122

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the Segment's activity

- For details regarding the regulatory involvement in the area of banking commissions, see the "Other Matters" section below.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and his declaration of Isracard as the holder of a monopoly, see the "Subsidiary and Affiliated Companies" section below.
- With regard to the directives of the Supervisor of Banks concerning exceptions from credit limits in current accounts, see the "Households Segment" section above.

Legal proceedings

See Note 3 to the condensed financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see Note 2 to the condensed financial statements.

The Small Business Segment

Net profit of the Small Business Segment totaled NIS 62 million in the first half of 2005, compared with NIS 20 million in the same period last year.

The increase in net profit mainly resulted from an increase in financing profit, an increase in operating income and a decrease in the provision for doubtful debts.

Set out below are the condensed operating results of the Small Business Segment:

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the six months ended June 30, 2005				
Profit from financing activities:				
- From externals	**323**	**-**	**-**	**323**
- Intersegmental	**100**	**-**	**-**	**100**
Operating and other income:				
- From externals	**164**	**40**	**39**	**243**
- Intersegmental	**(16)**	**-**	**-**	**(16)**
Total income	**571**	**40**	**39**	**650**
Provision for doubtful debts	**(93)**	**-**	**-**	**(93)**
Net profit	**37**	**11**	**14**	**62**

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the six months ended June 30, 2004				
Profit from financing activities:				
- From externals	361	-	-	361
- Intersegmental	19	-	-	19
Operating and other income:				
- From externals	151	37	29	217
- Intersegmental	(17)	-	-	(17)
Total income	514	37	29	580
Provision for doubtful debts	(119)	-	-	(119)
Net profit	3	8	9	20

(1) Management fees for provident funds, mutual funds, and securities activity.

	Banking and financial services	Credit cards	Capital market[1]	Total
		NIS millions		
For the three months ended June 30, 2005				
Profit from financing activities:				
- From externals	**120**	**-**	**-**	**120**
- Intersegmental	**98**	**-**	**-**	**98**
Operating and other income:				
- From externals	**87**	**21**	**20**	**128**
- Intersegmental	**(7)**	**-**	**-**	**(7)**
Total income	**298**	**21**	**20**	**339**
Provision for doubtful debts	**(56)**	**-**	**-**	**(56)**
Net profit	**20**	**6**	**7**	**33**

	Banking and financial services	Credit cards	Capital market[1]	Total
		NIS millions		
For the three months ended June 30, 2004				
Profit from financing activities:				
- From externals	219	-	-	219
- Intersegmental	(36)	-	-	(36)
Operating and other income:				
- From externals	75	20	15	110
- Intersegmental	(8)	-	-	(8)
Total income	250	20	15	285
Provision for doubtful debts	(64)	-	-	(64)
Net profit	1	4	5	10

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the Segment's activity

- For details regarding regulatory involvement in the area of banking commissions, see the "Other Matters" section.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and his declaration of Isracard as the holder of a monopoly, see the "Subsidiary and Affiliated Companies" section below.
- With regard to the directives of the Supervisor of Banks concerning exceptions from credit limits in current accounts, see the "Households Segment" section above.

Legal proceedings

See Note 3 to the condensed financial statements.

The Housing Finance Segment

Changes in the Segment's volume of activity and net profit

Net profit of the Housing Finance Segment totaled NIS 49 million in the first half of 2005, compared with NIS 65 million in the same period last year, a decrease of 24.6%. This resulted mainly from a decline in commissions and interest that were allocated against theoretical capital due to the decline of interest rates in the economy.

New products

The Bank launched three new products in this segment during the second quarter of 2005:

"Poalim Zakaut" - through this product, the Bank offers a significant benefit in mortgage rates to its customers, applicable to part of the loan amount, based on the extent of their banking activity with Bank Hapoalim. The rate benefit is given for fixed-interest, CPI-linked loans for periods of up to 18 years, in amounts ranging from NIS 40,000 to NIS 110,000 (a maximum 40% of the total amount of the mortgage taken from Bank funds).

Maternity Leave –a 'vacation' of three consecutive months from mortgage payments, deferred to the end of the loan period, upon the birth of a baby in the family. This benefit may be utilized three times during the lifetime of the loan, within six months of the birth.

"Ogen" Mortgage – an innovative product, offering a floating-interest, CPI-linked mortgage for a period of 4-25 years. The baseline interest of the mortgage (the "Ogen" interest) is updated when the loan is granted and on the dates of changes in the interest rate, based on the average yields to maturity of government bonds (as defined in the program), with the addition of a risk rate predetermined when the loan is granted. The "Ogen" Mortgage has eight possible interest change frequencies, to be selected by the customer.

During the second quarter of 2005, the Bank launched a new website for the mortgages area within the Bank's site, at www.bankhapoalim.co.il/mashkanta. The website offers visitors guidance all along the way to buying a home of their own. The website offers comprehensive information on mortgages, aimed at helping customers during the decision-making process. In addition, the site contains information about various products and services, decision-making tools, calculators, a glossary, useful links, and more.

Legal proceedings

See Note 3 to the condensed financial statements.

The Commercial Segment

Net profit of the Commercial Segment decreased, and totaled NIS 24 million in the first half of 2005, compared with NIS 26 million in the same period last year.

Restrictions and supervision of the Segment's activity

- With regard to the directives of the Supervisor of Banks concerning exceptions from credit limits in current accounts, see the "Households Segment" section above.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see Note 2 to the condensed financial statements.

The Corporate Segment

Changes in the Segment's volume of activity and net profit

Net profit of the Corporate Segment totaled NIS 138 million in the first half of 2005, compared with NIS 112 million in the same period last year. It should be noted, that in the second quarter, profits totaled NIS 115 million compared to NIS 39 million for the same period last year. The increase in profits resulted from a decrease in the provision for doubtful debts.

Total credit as at June 30, 2005, amounted to NIS 82.7 billion, compared with NIS 86.6 billion at the end of 2004. The decrease was mainly due to redemptions and the use of credit substitutes by several major borrowers, as well as the transition of borrowers to alternative non-bank financing sources.

Deposits from the public totaled NIS 21.4 billion as at June 30, 2005, compared with NIS 15.6 billion on December 31, 2004, an increase of 37.2%.

Set out below are the condensed operating results of the Corporate Segment:

	Banking and financial services	Credit cards	Capital market[1]	Construction and real estate	Total
	NIS millions				
For the six months ended June 30, 2005					
Profit from financing activities:					
- From externals	**2,995**	**-**	**-**	**143**	**3,138**
- Intersegmental	**(2,271)**	**-**	**-**	**-**	**(2,271)**
Operating and other income:					
- From externals	**58**	**4**	**27**	**11**	**100**
- Intersegmental	**-**	**-**	**-**	**-**	**-**
Total income	**782**	**4**	**27**	**154**	**967**
Provision for doubtful debts	**(314)**	**-**	**-**	**(207)**	**(521)**
Net profit (loss)	**169**	**1**	**10**	**(42)**	**138**

	Banking and financial services	Credit cards	Capital market[1]	Construction and real estate	Total
	NIS millions				
For the six months ended June 30, 2004					
Profit from financing activities:					
- From externals	2,973	-	-	177	3,150
- Intersegmental	(2,298)	-	-	-	(2,298)
Operating and other income:					
- From externals	68	4	18	12	102
- Intersegmental	9	-	-	-	9
Total income	752	4	18	189	963
Provision for doubtful debts	(294)	-	-	(276)	(570)
Net profit (loss)	164	1	7	(60)	112

(1) Management fees for provident funds, mutual funds, and securities activity.

	Banking and financial services	Credit cards	Capital market[1]	Construction and real estate	Total
			NIS millions		
For the three months ended June 30, 2005					
Profit from financing activities:					
- From externals	**2,121**	**-**	**-**	**51**	**2,172**
- Intersegmental	**(1,731)**	**-**	**-**	**-**	**(1,731)**
Operating and other income:					
- From externals	**32**	**2**	**15**	**5**	**54**
- Intersegmental	**(2)**	**-**	**-**	**-**	**(2)**
Total income	**420**	**2**	**15**	**56**	**493**
Provision for doubtful debts	**(115)**	**-**	**-**	**(69)**	**(184)**
Net profit (loss)	**123**	**-**	**6**	**(14)**	**115**

	Banking and financial services	Credit cards	Capital market[1]	Construction and real estate	Total
			NIS millions		
For the six months ended June 30, 2004					
Profit from financing activities:					
- From externals	878	-	-	97	975
- Intersegmental	(534)	-	-	-	(534)
Operating and other income:					
- From externals	25	2	10	6	43
- Intersegmental	4	-	-	-	4
Total income	373	2	10	103	488
Provision for doubtful debts	(147)	-	-	(170)	(317)
Net profit (loss)	79	-	4	(44)	39

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the Segment's activity

- With regard to the directives of the Supervisor of Banks concerning exceptions from credit limits in current accounts, see the "Households Segment" section above.

The International Activity Segment

Changes and developments in the structure of the Segment

The following information refers to changes in various areas of the segment's operation, in comparison to the description in the annual financial statements for 2004:

Subsequent to a resolution passed by the Bank's Board of Directors to sell the Bank's entire holdings in Signature Bank through the publication of a sale offer to the public in the United States, the majority of the Bank's holdings in Signature Bank were sold on March 31, 2005. As a result of the sale, the Bank ceased consolidating the financial statements of Signature Bank as of the end of the first quarter of 2005. (Profit and loss data for Signature Bank were included in the statement of profit and loss for the first quarter only, since the sale was carried out at the quarter's end).

In April 2005, an additional quantity of shares was sold. Following these sales, the Bank holds 5.7% of the share capital of Signature Bank. As a result of the sale of the shares and the cessation of consolidation of the financial statements of Signature Bank as of the end of the first quarter of 2005, the segment's balances as of June 30, 2005, decreased in comparison to the balances reported at the end of 2004.

Set out below are data concerning the principal balance sheet items included in respect of Signature Bank in assets of the International Activity Segment at the end of 2004:

	NIS billions
Investments in securities	11.0
Credit to the public	2.9
Deposits from the public	11.6
Total balance sheet	13.6

As a result of the cessation of consolidation of Signature Bank, the number of direct employees of the segment decreased by approximately 300 but increased as a result of the absorption of 76 Maritime employees. The number of direct employees of the segment totaled 711 as at June 30, 2005, compared to 915 direct employees employed by the segment at the end of 2004.

On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of the Swiss bank, Bank of New York – Inter Maritime Bank, Geneva (hereafter: "Maritime "). The consideration paid by Bank Hapoalim (Switzerland) Ltd. was 97 million Swiss Francs, subject to various adjustments to be carried out between the parties, including, inter alia, adjustments based on the volume of assets of Maritime customers at various dates specified in the agreement.

The excess cost of the acquisition over the equity of Maritime, based on an estimate of the consideration to be paid, is NIS 85 million.

Set out below are key data from the financial statements of Maritime as at June 30, 2005, as included in the consolidated statements of the Bank Group:

	NIS millions
NIS Total assets	977
Credit to the public	460
Deposits from the public	638

During the last quarter of 2004, the New York branch began the process of a transition to a new credit system (ACBS), in order to support the Bank's current business objectives in the United States. The transition will be carried out in stages. One business unit (out of three) converted to the new system during the first half of 2005, and an additional unit is in the initial stages of the conversion.

During the first half of 2005, preparation began for the implementation of new business initiatives based on the strategic plan approved for 2005-2007. The first initiative, whose implementation is underway, is the construction of a portfolio in mortgage-backed securities (MBS).

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 112 million in the first half of 2005, compared with NIS 189 million in the same period of 2004. The decrease mainly resulted from the cessation of consolidation of Signature Bank in the second quarter of 2005 as a result of the sale of its shares.

Set out below are the condensed operating results of the International Activity Segment:

	U.S. branches	U.K. branches	Int'l private banking in Israel	Bank Hapoalim Switzerland	Maritime	Signature Bank	Other companies	Total
	NIS millions							
For the six months ended June 30, 2005								
Profit from financing activities	**186**	**59**	**19**	**36**	**1**	**104**	**27**	**432**
Operating and other income	**43**	**2**	**20**	**74**	**6**	**16**	**54**	**215**
Total income	**229**	**61**	**39**	**110**	**7**	**120**	**81**	**647**
Provision for doubtful debts	**16**	**-**	**-**	**-**	**-**	**3**	**-**	**19**
Net profit	**32**	**7**	**15**	**25**	**-**	**15**	**18**	**112**

	U.S. branches	U.K. branches	Int'l private banking in Israel	Bank Hapoalim Switzerland	Signature Bank	Other companies	Total
	NIS millions						
For the six months ended June 30, 2004							
Profit from financing activities	175	63	19	30	161	17	465
Operating and other income	40	1	25	80	27	43	216
Total income	215	64	44	110	188	60	681
Provision for doubtful debts	-	(2)	-	-	6	-	4
Net profit	34	17	18	22	88	10	189

	U.S. branches	U.K. branches	Int'l private banking in Israel	Bank Hapoalim Switzerland	Maritime	Signature Bank	Other companies	Total
	NIS millions							
For the three months ended June 30, 2005								
Profit from financing activities	**102**	**32**	**9**	**9**	**1**	**5**	**20**	**178**
Operating and other income	**21**	**1**	**6**	**34**	**6**	**1**	**25**	**94**
Total income	**123**	**33**	**15**	**43**	**7**	**6**	**45**	**272**
Provision for doubtful debts	**22**	**-**	**-**	**-**	**-**	**-**	**-**	**22**
Net profit	**12**	**3**	**5**	**6**	**-**	**-**	**10**	**36**

	U.S. branches	U.K. branches	Int'l private banking in Israel	Bank Hapoalim Switzerland	Signature Bank	Other companies	Total
	NIS millions						
For the three months ended June 30, 2004							
Profit from financing activities	80	28	8	8	100	3	227
Operating and other income	18	1	12	36	13	22	102
Total income	98	29	20	44	113	25	329
Provision for doubtful debts	-	(2)	-	-	2	-	-
Net profit	13	4	8	6	75	5	111

Events or matters outside the Segment's ordinary course of business

With regard to the police investigation concerning alleged suspicions of money laundering, see "Other Matters".

The Financial Management Segment

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 209 million in the first half of 2005, compared with NIS 176 million in the same period last year.

The Segment's income mainly derives from profits from the realization of bonds, management of the Bank's financial capital, and profits from positions in derivative financial instruments.

Operation of a new system for the operation and management of dealing rooms at the Bank

In May 2005, the Bank transferred trading activity in futures and options on currency exchange rates to a new information system. The conversion represents the completion of a key stage in the Bank's strategy of effecting a transition to a uniform platform for the management and operation of all dealing room activity at the Bank.

The new system is based on the off-the-shelf software OPICS, by the global software company Misys Wholesale Banking Systems, adapted to the unique needs of the Bank and the local market. At the present stage, the system supports full management (from transaction entry to accounting records and revaluation) of futures and currency option transactions, as well as inter-bank deposits, management of the Bank's currency positions, and management of customers' positions. In 2006, the Bank plans to transfer the dealing rooms' activity in interest products and interest derivatives to the new platform.

The system is installed at the Bank's dealing rooms in Tel Aviv and New York. In the future, it will allow global management of the Bank's dealing room activity in real time, around the clock.

Operation of a new system for the management of assets and liabilities

During the second quarter of 2005, a new system for the management of assets and liabilities was introduced. The system will enable the Bank to implement advanced analysis and management of its balance sheet market exposures, and is thus a significant component in the improvement of financial management at the Bank.

The ALM system is based on Convergence and Insight software by the Bancware division of Sungard, one of the world's largest software companies specializing in the financial sector.

New products

The following are changes in various areas of the segment's activity, in comparison to the description presented in the Financial Statements for 2004:

In March 2005, the Bank, via Poalim Hanpakot, issued CPI-linked zero-coupon bonds, the first issue of its kind in Israel.

In the first half of 2005 the Bank began to directly invest in bond backed mortgages as well as increasing its investment in credit derivatives (CDOs).

Others and Adjustments

This framework includes all other activities of the Bank Group, each of which does not form a reportable sector under the Supervisor of Banks' directives.

These activities mainly include: investment banking, trust activity, credit card activity not attributed to the banking Segments, the results of operations of the Group's investments in equity-basis investees, and nonrecurring effects of realization of shares and of decline in the rate of holdings in subsidiary and affiliated companies. In addition, this activity includes adjustment of Inter-segmental activities.

Net profit of this framework totaled NIS 601 million in the first half of 2005, compared with NIS 158 million in the same period last year. The increase was mainly due to profit from extraordinary activities, attributed to this framework only, in the amount of NIS 552 million, resulting mainly from the sale of the shares of Signature Bank, compared with NIS 152 million in the same period last year, in which the profit resulted from the decrease in the rate of holdings in Signature Bank and the realization of shares of Clal Holdings.

Set out below is the distribution of the results of credit card operations by segments of activity:

	Operating and other income				Net profit			
	For the six months ended June 30		For the three months ended June 30		For the six months ended June 30		For the three months ended June 30	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	NIS millions							
Households	**250**	232	**131**	112	**52**	45	**26**	22
Private banking	**100**	94	**52**	49	**27**	22	**15**	11
Small businesses	**40**	37	**21**	20	**11**	8	**6**	4
Corporate banking	**4**	4	**2**	2	**1**	1	**-**	-
Commercial banking	**6**	4	**3**	2	**2**	1	**1**	-
Incoming tourism and activity of customers of banks outside the Group	**99**	84	**53**	45	**11**	9	**6**	8
Total	**499**	455	**262**	230	**104**	86	**54**	45

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 257.4 billion, compared with NIS 262.0 billion on December 31, 2004, a decrease of 1.8%. The decrease was mainly due to the cessation of inclusion of the balance sheet balances of Signature Bank, as of the date of the sale of the majority of the Bank's holdings in Signature Bank at the end of the first quarter of 2005.

Excluding the balances of Signature Bank, the total balance sheet increased by 3.6% compared to the end of 2004.

With regard to the cessation of consolidation, see Note 6 to the condensed financial statements.

Set out below are the developments in the main balance sheet items:

	June 30 2005	Dec. 31 2004	Change		Excluding Signature Bank data Dec. 31 2004	Change	
	NIS millions		NIS millions	%	NIS millions	NIS millions	%
Total balance sheet	**257,402**	262,042	(4,640)	(1.8)	248,454	8,948	3.6
Credit to the public	**179,507**	182,542	(3,035)	(1.7)	179,615	(108)	(0.1)
Cash on hand and deposits with banks	**37,788**	31,041	6,747	21.7	30,735	7,053	22.9
Securities	**27,435**	35,929	(8,494)	(23.6)	24,936	2,499	10.0
Deposits from the public	**198,954**	206,666	(7,712)	(3.7)	195,051	3,903	2.0
Deposits from banks	**7,850**	7,301	549	7.5	6,072	1,778	29.3
Bonds and subordinated notes	**20,892**	18,251	2,641	14.5	18,251	2,641	14.5
Shareholders' equity	**15,976**	15,166	810	5.3	15,166	810	5.3

Set out below are the developments in balances of customers' assets managed by the Bank Group:

	June 30 2005*	Dec. 31 2004	Change	
	NIS millions		NIS millions	%
Management of mutual funds	**44,882**	39,066	5,816	14.9
Management of provident funds and advanced study funds	**89,210**	86,395	2,815	3.3
Securities portfolios	**119,377**	101,474	17,903	17.6
Total	**253,469**	226,935	26,534	11.7

* Including customers' assets from the first-time consolidation of Maritime, in the amount of NIS 8,261 million.

Credit to the public amounted to NIS 179.5 billion, compared with NIS 182.5 billion at the end of 2004. The decrease resulted from credit repayments by several major borrowers, a transition of customers to alternative non-banking financing sources, and the cessation of consolidation of the data of Signature Bank.

Total deposits amounted to NIS 209.9 billion, compared with NIS 218.0 billion at the end of 2004. These deposits include deposits from the public, deposits from the Government, and deposits from the Bank of Israel and other banks.

Deposits from the public totaled NIS 199.0 billion, compared with NIS 206.7 billion at the end of 2004. The decrease resulted from the cessation of consolidation of Signature Bank. Excluding the balances of Signature Bank, this item increased by 2.0%, compared with the end of 2004.

Bonds and subordinated notes totaled NIS 20.9 billion, compared with NIS 18.3 billion at the end of 2004, an increase of 14.5% mainly due to issues of bonds to the public.

The value of the securities held by the Bank Group totaled NIS 27.4 billion, compared with NIS 35.9 billion at the end of 2004, a decrease of 23.6%. The decrease resulted from the cessation of consolidation of the financial statements of Signature Bank. Excluding the balances of Signature Bank, this item increased by 10.0% compared with the end of 2004, due mainly to an investment of approximately NIS 1.5 billion in corporate bonds at the Bank's branches abroad.

Shareholders' equity totaled NIS 16.0 billion, compared with NIS 15.2 billion at the end of 2004, an increase of 5.3%. The increase is attributable mainly to the increase in net profit in the first six months of 2005, which was offset by dividends totaling NIS 867 million.

The ratio of shareholders' equity to total assets reached 6.2%, compared with 5.8% at the end of 2004.

The ratio of capital to risk assets reached 11.03%, compared with 10.99% at the end of 2004. The ratio of core (Tier 1) capital to risk assets was 7.37%, compared with 7.42% at the end of 2004.

Tier 1 capital includes subordinated capital notes in the amount of NIS 470 million, which were authorized by the Supervisor of Banks as "hybrid capital instruments".

Tier 2 capital includes upper Tier 2 capital (deferred notes and general provisions for doubtful debts), which totaled NIS 8,315 million on June 30, 2005, and contributed 3.68 percentage points to the overall capital ratio.

Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in various economic sectors, mainly in Israel, through equity-basis investees.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit totaled NIS 453 million in the first half of 2005, compared with NIS 509 million in the same period last year. The Bank's return on its investment in subsidiary and affiliated companies reached 8.7%, in annual terms, in the first six months of 2005, compared with 11.3% in the same period last year.

The Bank's investment in subsidiary and affiliated companies on June 30, 2005, totaled NIS 13.1 billion, compared with NIS 11.4 billion at the end of 2004.

Banking Subsidiaries in Israel (Bank Otsar Hahayal, Bank Yahav, and Bank Massad) contributed a total of NIS 31 million to the Bank's net operating profit, compared with NIS 50 million in the same period last year. The Bank's return on its investments in banking subsidiaries in Israel reached 9.1% in the first half of 2005, compared with 16.2% in the same period last year.

The Bank's investment in banking subsidiaries in Israel on June 30, 2005, totaled NIS 0.7 billion, similar to the balance of investments at the end of 2004.

The following is a review of the activities of the principal companies:

Bank Otsar Hahayal - serves customers in the defense network through branches located in defense network installations, as well as customers in the civilian sector, focusing on households and small to medium-sized business customers.

Bank Otsar Hahayal's net profit totaled NIS 29 million in the first half of 2005, compared with NIS 34 million in the same period last year. Net return on equity amounted to 10.15%, compared with 13.03% in the same period last year.

Bank Otsar Hahayal's contribution to the Bank's net operating profit amounted to NIS 10 million, compared with NIS 28 million in the same period last year. The Bank's investment in Bank Otsar Hahayal on June 30, 2005, totaled NIS 416 million.

Under the permit the Bank received from the Governor of the Bank of Israel, the Bank must sell its holdings in Bank Otsar Hahayal by December 31, 2005.

The Bachar Committee Report, published in November 2004, recommended that the sale of the Bank's holdings in Bank Otsar Hahayal be completed by the date stipulated in the Bank of Israel permit (December 31, 2005). The Bachar Committee recommends that no further extensions be granted in this matter.

Bank Yahav - a bank specializing in the provision of services to civil servants and to employees of government companies and corporations.

Bank Yahav's net profit totaled NIS 33 million in the first half of 2005, compared with NIS 28 million in the same period last year. Net return on equity amounted to 18.7%, compared with 17% in the same period last year.

Bank Yahav's contribution to the Bank's net operating profit amounted to NIS 16 million, compared with NIS 14 million in the same period last year. The Bank's investment in Bank Yahav on June 30, 2005, totaled NIS 202 million.

Bank Massad - specializes in providing services to employees of the education sector, other salaried employees, and owners of small businesses.

Bank Massad's net profit totaled NIS 11 million in the first half of 2005, compared with NIS 16 million in the same period last year. Net return on equity amounted to 10.2%, compared with 15.4% in the same period last year.

Bank Massad's contribution to the Bank's net profit totaled NIS 5 million, compared with NIS 8 million in the same period last year. The Bank's investment in Bank Massad on June 30, 2005, totaled NIS 121 million.

Subsidiaries abroad form part of the Bank's international activity. The subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A.,Poalim Asset Management, and Maritime.

On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of Maritime, in consideration for approximately 97 million Swiss Francs. The consideration is subject to various adjustments to be carried out between the parties, including, among other things, adjustments based on the volume of Maritime customers' assets at various dates specified in the agreement.

The excess cost of the acquisition over the equity of Maritime, based on an estimate of the consideration to be paid, is NIS 85 million.

Subsidiaries abroad, excluding Signature Bank, ended the first six months of 2005 with a profit of NIS 69 million, compared with a profit of NIS 79 million in the same period last year (on the basis of their foreign currency statements of profit and loss, translated to shekels according to the exchange rate on the report date).

The contribution of subsidiaries abroad to the Bank's net operating profit amounted to NIS 153 million in the first six months of 2005, compared with NIS 200 million in the same period last year. The decrease mainly resulted from the sale of Signature Bank, which contributed a total of NIS 101 million to net profit in the first half of 2004. The depreciation in the dollar exchange rate also affected the increased contribution. This increase was offset by the appreciation of the shekel against the Swiss Franc. The Bank's investment in subsidiaries abroad on June 30, 2005, totaled NIS 3 billion.

On March 10, 2005, the Bank's Board of Directors resolved to sell its full holdings in Signature Bank by announcing a sale offer to the public in the United States. Most of the Bank's holdings were sold on March 31, 2005. The Bank ceased consolidating the financial statements of Signature Bank as of that date. Under an option granted to the underwriters to purchase the balance of the shares, additional shares were realized on April 27, 2005.

The balance of the shares not yet sold, which totals 5.7% of the share capital of Signature Bank, is included in the financial statements as at June 30, 2005 in the available-for-sale securities portfolio. Signature Bank's contribution to the Bank's net operating profit amounted to NIS 21 million, resulting from profits in the first quarter only, compared with a contribution of NIS 101 million in the first half of 2004.

Poalim Asset Management (hereinafter: "PAM") - global asset management companies. The companies develop complex new products for global private banking customers in cooperation with the worldwide Frank Russell Company and other leading bodies.

PAM's net profit totaled £2 million in the first half of 2005, compared with £1 million in the same period last year.

Taking into consideration the effect of the depreciation of the shekel against the GBP, the contribution of PAM to the Bank's net operating profit totaled NIS 13 million, compared with NIS 12 million in the same period last year.

The Bank's investment in PAM on June 30, 2005, totaled NIS 62 million.

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - mainly engages in the provision of private banking services to its international customers.

Hapoalim Switzerland's net profit, according to its financial statements, totaled 13.4 million Swiss Francs in the first half of 2005, compared with 12.2 million Swiss Francs in the same period last year. As a result of the effect of the appreciation of the shekel against the Swiss Franc, Hapoalim Switzerland's contribution to net operating profits of the Bank was negative, in the amount of NIS 36 million, compared with a contribution of NIS 43 million in the same period last year. The Bank's investment in Hapoalim Switzerland on June 30, 2005, totaled NIS 611 million.

Bank Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - engages in financial-banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates as well as loans to Israeli customers.

Hapoalim Luxembourg contributed NIS 9 million to the Bank's net operating profit in the first half of 2005, compared with NIS 2 million in the same period last year. The Bank's investment in Hapoalim Luxembourg on June 30, 2005, totaled NIS 124 million.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - a commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

Due to the effect of the depreciation of the shekel against the dollar, Cayman's contribution to the Bank's net operating profit amounted to NIS 17 million, compared with a contribution of NIS 8 million in the same period last year. The Bank's investment in Cayman on June 30, 2005, totaled NIS 235 million.

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of these companies' activity are the marketing and operation of credit card systems, trust activity, captive reinsurance of the Group's companies, issuing and finance, investment banking services, management and underwriting of security issues, investing in and establishing new companies, management of private investment funds, the development and application of financial instruments, research and valuation studies, economic consulting, mutual fund management, and provident fund management.

Isracard, Europay (Eurocard) Israel, Poalim American Express, and Aminit - The majority of the Bank Group's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems as an integrated group under a single administrative and operational roof - "the Isracard Group."

Income from credit cards - The contribution of credit card companies to the Bank's net operating profit totaled NIS 57 million, compared with NIS 54 million in the same period last year, an increase of 5.6%.

In addition, the Isracard Group's contribution to commission income, which is included under operating income (before clearing related expenses), amounted to NIS 479 million, compared with NIS 432 million in the same period last year, an increase of 10.9%, which resulted from an increase in the volume of activity in Israel and in incoming tourism.

In the credit card market, it is possible for several issuers and several clearers to operate in identical credit card brands; in the future, this may also be possible for Isracard, a brand owned by Isracard Ltd. Such activity, at a volume greater than at present, may cause competitors in the credit card market to need agreements between them to regulate, among other matters, the interaction between them, including the rate of the "Interchange Commission" (the commission paid by clearers of credit card transactions to issuers of credit cards). Such agreements may require the approval of the Antitrust Tribunal or an exemption from the Antitrust Commissioner (hereinafter: the "Commissioner"). The Commissioner's position, as clarified to the Bank and to the credit card companies Europay (Eurocard) Israel Ltd. and Isracard Ltd., is that the Commissioner will grant exemptions to agreements of this kind provided that certain rules of conduct are established (hereafter: "rules of conduct"), including, among other things, a prohibition on discrimination between issuers, a prohibition on discrimination between clearers, a prohibition on ligation between cards for clearing purposes, equalization of Isracard and Mastercard commissions for a certain period, and more. The implementation of the rules of conduct is expected to bring about a change in the operating procedures of the credit card companies in the Bank Group.

In February 2001, Isracard and Poalim American Express received notifications from the Israel Antitrust Authority, stating that the Commissioner was considering the possibility of declaring Isracard Ltd. to be the holder of a monopoly in the market for clearing Mastercard and Isracard debit cards, and declaring Isracard Ltd. and the related company Poalim American Express Ltd. to be holders of a monopoly in the market for clearing American Express debit cards. Based on such a declaration, the Commissioner may issue directives to these companies which may affect their operating procedures. In the communications between the companies and the Commissioner, it was agreed that the Commissioner would petition the Antitrust Tribunal to issue an agreed decree under Section 50B of the Restrictive Trade Practices Law 5748-1988, as an alternative to a declaration of a monopoly by the Commissioner. According to the terms of the agreed draft of the decree, the companies will act according to agreed rules, including some of the Rules of Conduct, and for some of the companies, including gradual reduction of commissions paid by some businesses in respect of transactions in certain cards, as well as a commitment to petition the Antitrust Tribunal to approve the rate of the Interchange Commission, in the absence of an agreement with the Commissioner as to this rate. In August 2002, the Commissioner petitioned the Tribunal to approve the decree based on the agreed draft.

However, in May 2005, before the Tribunal had approved the requested decree, the Commissioner declared Isracard Ltd. a holder of a monopoly in clearing Isracard and Mastercard debit cards, and concurrenty requested the Tribunal to withdraw his petition to approve the agreed decree. Based on the opinion of legal advisors, the Bank and Isracard Ltd. believe they have good arguments against both the Commissioner's request to withdraw his petition to approve the agreed decree and the aforesaid declaration of the monopoly. The Bank and Isracard Ltd. have submitted to the Tribunal their objection to the Commissioner's request to withdraw the petition to approve the agreed decree to the Tribunal. The Tribunal's has not yet ruled on this matter. At this stage, the Bank and Isracard Ltd. cannot assess the outcome of the legal proceedings. Isracard Ltd. will consider its actions, as necessary, with regard to the aforesaid declaration, after the Tribunal rules on the objection to the withdrawal of the petition for the agreed decree.

On August 8, 2005, the Antitrust Authority notified Isracard Ltd. that the Commissioner intends to impose directives on Isracard under Section 30 of the Restrictive Trade Practices Law. The key points of the directives, of which a draft was delivered to Isracard, are:

- A directive according to which Isracard shall allow domestic clearing of Isracard type credit cards (the brand owned by Isracard) and Mastercard cards by additional clearers, subject to compliance with the terms of a license, specified by the Commissioner;
- A directive that Isracard shall sign a domestic clearing agreement for the aforesaid cards with other clearers in Israel, under temporary interchange commission terms, as approved by the Antitrust Tribunal for other clearers, and a fixed interchange commission, such as will be approved, for the clearing of the aforesaid cards, as well as the clearing by Isracard of Visa cards issued by the other clearers;
- A directive that Isracard shall implement a common technical interface for the execution of domestic clearing.

The terms established by the Commissioner for the granting of a license to clear Isracard cards include Isracard's right to receive monetary compensation for the license, and the obligation of the other clearers to issue a minimum number of Isracard cards.

Isracard was invited to submit to the Commissioner its response to the draft of the directives, prior to their issuance by the Commissioner. Isracard is considering its response to the Commissioner's notification.

The Bank estimates that any of the following factors: conditions in the credit card market; implementation of the Rules of Conduct and other rules in the agreed decree submitted for approval by the Tribunal; a reduction in Interchange Commissions; the equalization of clearing commissions for Isracard cards to those of Mastercard cards; or the declaration of a monopoly, as noted above, and the issue of directives on the basis thereof may lead to a decrease in the income of the Bank Group in the future; however, the Bank cannot assess the extent of this effect.

Poalim Capital Markets - operates a wide range of investment banking services, entrepreneurship, establishment and management of private investment funds including venture capital funds, and investment in capital funds and in knowledge and technology intensive companies. The activity of Poalim Capital Markets is managed via two main segments of activity: investment banking activity and the technology sector.

Poalim Capital Markets is engaged in initiating, establishing, and managing venture capital funds; investment and management of its own venture capital investments; and investments and active participation in the management of other investment funds.

The Capital Markets Group also operates through an equity-basis investee (29.05%), Poalim I.B.I., providing consulting, underwriting, and management services for public offerings in Israel and raising of capital through private issues.

On April 20, 2005, at the company's request, the Bank of Israel cancelled the business promotion bank license which it held until that date.

Equity-Basis Investees - The Bank's share in the net operating profits of equity-basis investee companies amounted to NIS 52 million in the first half of 2005, compared with NIS 43 million in the same period last year. The Bank Group's investments in equity-basis investee companies on June 30, 2005, totaled NIS 807 million.

Clal Insurance Enterprises Holdings Ltd. - The contribution of Clal Insurance Enterprises Holdings to the Bank's net operating profit in the first half of 2005 totaled NIS 42 million, similar to its contribution in the same period last year.

The Bank holds 14.3% of the issued capital of Clal Holdings.

The Bank's investment in Clal Insurance Enterprises Holdings on June 30, 2005, totaled NIS 341 million. The market value of the Bank's investment as at that date is NIS 619 million.

For further details, regarding limitations on holdings in Clal Insurance Enterprises Holdings Ltd., see the section on Capital Market Reform below.

See Note 4 to the condensed financial statements and the Auditors' Report regarding the exposure to class actions at companies in the Clal Insurance Enterprises Holdings Group.

Industrial Buildings Ltd. - Industrial Buildings had a negative contribution of NIS 2 million to the Bank's net operating profit in the first half of 2005, compared with a positive contribution of NIS 2 million for the same period last year.

The Bank's investment in Industrial Buildings on June 30, 2005, totaled NIS 187 million.

Amot Investments Ltd. - The contribution of Amot to the Bank's net operating profit totaled NIS 1 million, compared with a total contribution of NIS 2 million in the same period last year.

The Bank's investment in Amot on June 30, 2005, totaled NIS 143 million.

On July 27, 2005, the Bank decided to realize the right to join a transaction in which the shares of Amot are sold by various pension funds. The sale of the Bank's full holdings in Amot will generate a total profit after tax of NIS 33 million for the Bank, to be included in the financial statements for the third quarter of 2005.

Strategic Plan

In 2004, the Bank's Board of Directors approved a strategic plan for the Bank for the coming years, through 2008. The Bank is operating in accordance with this plan, as detailed below. It is emphasized that the information presented in this section is forward-looking.

The overall goal of the plan is to realize a sustainable return on equity of over 15% by 2008, similar to leading banks in Europe and the United States.

The plan's objectives include the expansion of the Bank's activity overseas within a trend which is targeted to reach 30% of its total activities. The Bank recently decided to investigate the possibility of also investing in developing countries.

The Bank intends to take part in the globalization of the international banking system. In order for the strategic plan to succeed, the Bank will strive to achieve excellence in various areas of its activity, particularly in all aspects of customer service. The expansion overseas also aims to reduce, where possible, the Bank's dependence on fluctuations in the Israeli economy. The expansion will not harm the Bank's operations in Israel, but rather will assist the Bank in consolidating its leadership in all areas of the Israeli banking system: retail, business, finance, and asset management.

It should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in planning several years ahead a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent realization of future plans. Among these, it should be noted that the success of a plan of this kind depends not only on the Bank's internal ability to carry out its objectives, but also on the condition of the global economy, and especially the political and economic situation in Israel and in the region. The possibility of a slowdown in Israel's growth rate and in that of the industrialized countries should be taken into consideration. Various risks threaten growth in Israel and worldwide, such as terrorist attacks, the volatility of commodity prices in general and those of natural resources (such as oil) in particular, volatility in capital markets, and more. The plan's success will also be a function of potential future regulatory changes in Israel, including, in particular, possible changes in the structure of the Israeli capital market.

The work plans approved in accordance with the strategic plan are targeted to achieve a 14% return on equity in 2005. Note, however, that this objective does not take into account the results of the sale of the shares of Signature Bank. This objective is based, among other factors, on forecasts that the Israeli economy will continue to develop and grow, similarly to its growth in 2004, the inflation rate will be as planned, and the condition of the Israeli and international economy will help to bring about the realization of the following assumptions and plans:

A. The condition of corporations and individuals who are customers of the Bank will continue to improve, so that the decrease in provisions for doubtful debts will continue;
B. The Bank's international operations will expand, including international private banking activities;
C. The Bank's financial activities will expand, in Israel and globally;
D. The volume of customers' activities in the different segments will increase.

It is emphasized, however, that in the event that developments in the Israeli and/or international economy differ from expectations for the worse, and in the event that the above assumptions and/or plans, in whole or in part, are not realized, there will be an adverse effect on the Bank's work plans, which may prevent the attainment of the return on equity goal noted above.

Furthermore, the work plans for 2005 and the return on equity goal do not reflect the potential impact on the Bank's profits resulting from implementation of the legislative directives concerning capital market reform.

It is emphasized, again, that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all information in this section is forward-looking information.

International Activity

The Bank is working to increase its activity abroad, in order to enhance profitability and diversify risk. This trend is apparent in all areas of international activity, including the raising of resources, the development of Global Private Banking, participation in international transactions, the expansion of local activity of the Bank's branches worldwide, and the development of relations with international banks (foreign banks with whom the Bank has an agreement to carry out mutual activity will be referred to hereinafter as "correspondent banks").

The Bank's activity abroad is centered on the corporate sector and on the area of private banking. Corporate sector activity includes the granting of credit to local and foreign borrowers, principally by means of loan consortiums with leading banks abroad, granting of credit to borrowers with an affinity to Israel, and investments in bonds. Within the framework of private banking, the Bank provides its high net worth customers abroad sophisticated and professional services and products, including investment products and global asset management services.

The Bank's international activity encompasses Israel, Europe, the USA, Latin America, Canada, and Australia, by means of branches, representative offices, banking subsidiaries, and asset management subsidiaries.

The activity of subsidiaries abroad is part of the Bank's international operations, alongside those carried out via the Bank's branches abroad. Banking subsidiaries abroad are: Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., and Poalim (Latin America) S.A.

In England, Poalim Asset Management offers advanced investment products to high net worth investors, mainly products of other financial entities, which are carefully selected from the range of products available on the international markets.

The Bank has a wholly owned subsidiary, Hapoalim International NV, incorporated in the Dutch Antilles, which is engaged in raising foreign currency resources for the Bank through the issuance of debt notes fully guaranteed by the Bank.

In the United States, the Bank operates mainly through its branches in New York and Miami, as well as through its branch in Chicago.

The Bank's Activity in the United States

The New York and Chicago branches offer credit to large American companies through loan consortiums with leading banks. The business policy is to participate in financing packages for companies which have a high rating, given by the international rating companies Standard & Poor's or Moody's. In June 2005, approximately 75% of the credit portfolio consisted of credit to Investment Grade companies.

The branch specializes in structured finance, as well as in credit derivatives, backup lines for issuing commercial paper, and leasing transactions.

In addition, the New York branch provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing room services. The Bank enables Israeli companies and American companies which have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch. The New York branch also provides its customers with FDIC deposit insurance coverage, similar to American banks.

The Bank is considering purchasing or establishing a broker-dealer company in the U.S.

The reported net profit of the Bank's U.S. branches totaled $12.9 million in the first half of 2005, compared with $11 million in the same period last year.

Global Private Banking (GPB) and International Activity in Europe

U.K. branches - London and Manchester. The business activity of the U.K. branches includes granting of credit to large borrowers by way of loan consortiums with leading banks, dealing room activity, foreign trade, banking services to corporate customers with an affinity to Israel, and private banking services to local customers and foreign residents.

The area of private banking services to local customers and foreign residents and the activity of the dealing room are strategic goals for the development of the U.K. branches in the coming years.

The reported net profit of the U.K. branches totaled £2.3 million in the first six months of 2005, compared with £2.7 million in the same period last year.

Bank Hapoalim (Switzerland) Ltd. - a banking subsidiary engaged mainly in private banking services offered through three branches – two in Switzerland, in Zurich and Geneva, and one in Luxembourg – as well as through its representative office in Tel Aviv.

On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of the Swiss bank, Maritime. The consideration paid by Bank Hapoalim (Switzerland) Ltd. was approximately 97 million Swiss Francs, subject to various adjustments to be carried out between the parties, including, among other things, adjustments based on the volume of Maritime's customer assets at various dates specified in the agreement. The excess cost of the acquisition over the equity of Maritime, based on an estimate of the consideration to be paid is NIS 85 million.

Net reported profit of Bank Hapoalim (Switzerland) according to its financial statements (based on Swiss GAAP) totaled 13.4 million Swiss Francs in the first six months of 2005, compared with 12.2 million Swiss Francs in the same period last year, an increase of 9.8%.

In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim (Luxembourg), engaged mainly in syndications.

Signature Group (Signature Bank and its subsidiary, the Signature Securities Group) - Signature Bank is registered and operates as an American bank in metropolitan New York City.

Most of the Bank's holdings in Signature Bank were sold on March 31, 2005, as described above. The Bank ceased consolidating Signature Bank in its financial statements as of that date.

Poalim Asset Management (PAM) - Towards the end of 2001, the Bank established the PAM Group in England and Ireland, another key step in the implementation of the Bank's growth strategy abroad.

PAM companies initiate, market, and provide professional support for investment products to Global Private Banking customers worldwide, in cooperation with the international Frank Russell Company and other leading companies.

PAM companies are engaged, inter alia, in marketing funds managed by Frank Russell, using a sophisticated model to select the world's best portfolio managers for each field and for every market. Asset investment according to the Russell Multi-Asset, Multi-Style, Multi-Manager model bears high yields at low volatility.

PAM-Russell funds currently include a range of 11 funds, managing assets totaling approximately $1.2 billion, including globally diversified funds, equity funds investing in specific markets, and a fund of hedge funds.

PAM funds (in cooperation with Frank Russell and others) manage assets at a total value of over $1.5 billion.

PAM companies also engage in the development and marketing of additional investment products, including structured products in accordance with international standards, in cooperation with other financial entities and the Bank's dealing rooms.

Global Private Banking Center in Tel Aviv - A branch providing services to foreign residents from all over the world, and an integral part of the Global Private Banking network.

Private banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private banking services to GPB customers. In the second quarter of 2005, the process of consolidating the private banking operations of the U.S. branches in Miami was mostly concluded, and the service, operations, and marketing activities were reorganized.

Global Private Banking results for the first six months of 2005 reflect the successful implementation of the strategy, which, in addition to the establishment of PAM, also included upgrading the Bank's offices abroad, and improving the professional knowledge of their employees.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet

	June 30 2005*	December 31 2004 excluding Signature Bank	December 31 2004*
		USD millions	
Assets			
Cash on hand and deposits with banks	**6,405**	6,210	6,282
Securities	**2,477**	2,170	4,722
Credit to the public	**4,511**	4,686	5,366
Credit to governments	**3**	3	3
Investment in subsidiary & affiliated companies	**-**	203	-
Building and equipment	**25**	22	36
Other assets	**272**	296	336
Total assets	**13,693**	13,590	16,745
Liabilities and capital			
Deposits from the public	**8,631**	8,704	11,400
Deposits from banks	**1,794**	1,381	1,666
Deposits from the Government	**-**	164	164
Bonds and subordinated notes	**1,686**	1,853	1,853
Other liabilities	**360**	408	445
Total liabilities	**12,471**	12,510	15,528
Minority shareholders' rights	**-**	-	137
Capital means**	**1,222**	1,080	1,080
Total liabilities and capital	**13,693**	13,590	16,745

* Data as prepared for presentation in the note on operating segments.

** Includes calculated capital for the branches which are not subsidiaries in the amount of $526 million (31.12.04: $511 million). The calculated capital includes the amounts of the original deposits that were deposited with the Bank's branches, in addition to profits recorded until the balance sheet date, including adjustments in respect of presentation of securities available for sale at fair value.

B. Statement of Profit and Loss*

	Six Months Ended June 30	
	2005[1]	2004
	USD millions	
Profit from financing activities before provision for doubtful debts	**95**	103
Provisions for doubtful debts	**(4)**	(1)
Profit from financing activities after provision for doubtful debts	**91**	102
Operating and other income	**47**	48
Operating and other expenses	**90**	97
Operating profit before taxes	**48**	53
Provision for taxes**	**21**	8
Operating profit after taxes	**27**	45
Minority shareholders' share in profits of consolidated companies	**(2)**	(3)
Net profit	**25**	42

* Data as prepared for presentation in the note on operating segments.
** Includes provisions for additional taxes in Israel.
(1) Includes the Bank's share in the business results of Signature Bank until its sale at the end of the first quarter in 2005.

C. Customers' Assets*

	June 30 2005	December 31 2004*
	USD millions	
Total[1]	**8,471**	7,426

* Excluding balance sheet deposit balances.
(1) Including customers' assets from the first-time consolidation of Maritime, in the amount of US$ 1,806 million.

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with Generally Accepted Accounting Principles, the main principles of which are outlined in Note 2 to the Financial Statements as at December 31, 2004. In implementing the Generally Accepted Accounting Principles, when preparing the financial statements, the Board of Management uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities), and the Bank's reported results. Actual future results may differ from estimates made when preparing the financial statements.

Some of the estimates and evaluations, as noted above, involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations, in which changes may have a material effect on the financial results presented in the financial statements, are considered by the Bank, in all matters connected with accounting policy, as estimates and assumptions on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and assumptions that were used during the preparation of the financial statements are fair, and were made to the best of the Bank's knowledge and professional judgment. The main areas are: provision for doubtful debts, fair value of financial instruments, obligations related to employer-employee relationships, deferred taxes, contingent liabilities, and provisions for decline in value of assets.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' report on the financial statements as at December 31, 2004.

Liquidity and Policies for Raising Sources of Funds in the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 3.5% at the beginning of 2005, remained at the same level throughout the first half of the year.

The volume of term deposit tenders decreased in the first half of 2005, from a total of NIS 22.5 billion at the beginning of January 2005 to a total of NIS 8.7 billion at the beginning of July 2005.

At the end of May, the banking system required monetary credit by tenders, at a daily volume of NIS 6 billion.

The Bank of Israel increased net issues of short-term notes by approximately NIS 6 billion during the first half of 2005. The volume of SWAP tenders remained constant at $1.4 billion; however, there were no SWAP tenders during the period, due to a strike at the Foreign Currency Department of the Bank of Israel.

The Bank of Israel's resources to the banking system averaged NIS 940 million in the first half of 2005. The Bank's share of these resources amounted to NIS 240 million, which is 26% of the system.

Unlinked shekel sources raised from the Bank's customers totaled NIS 76.9 billion at the end of June 2005, an increase of NIS 1.8 billion compared with the end of 2004.

Unlinked demand deposits (current account deposits and overnight deposits) with the Bank reached NIS 19.2 billion at the end of June 2005, compared with NIS 17.3 billion at the end of 2004.

Unlinked deposits increased to NIS 57.2 billion at the end of June 2005, an increase of NIS 0.9 billion compared with the end of 2004.

Unlinked saving plans decreased, and reached NIS 0.5 billion at the end of June 2005, compared with NIS 1.5 billion at the end of 2004.

CPI-linked sources accrued in saving plans and deposits with the Bank increased, totaling NIS 31.2 billion at the end of June 2005, compared with NIS 29.7 billion at the end of 2004.

Foreign currency-linked sources, which mainly derive from foreign currency-linked saving plans and deposits, totaled NIS 1.9 billion at the end of June 2005, compared with NIS 1.5 billion at the end of 2004.

Foreign currency sources raised by the Bank from customers in Israel and abroad decreased during the first six months of 2005 and totaled $17.4 billion at the end of June 2005, compared with $17.6 billion at the end of 2004.

Risk Management Policy

The Bank's activity is accompanied by risks – principally credit risk, which represents the risk that a borrower or debtor will default on his scheduled payments to the Bank as defined in the credit agreement; market risks, deriving from exposure to exchange rates, interest rates and inflation; and liquidity risks. The Bank manages these risks by assigning responsibility to designated members of the Board of Management.

The member of the Board of Management responsible for managing credit risk is Mr. S. Talmon. The member of the Board of Management responsible for managing market and liquidity risks is Mr. A. Harel. Legal risk is managed by the Chief Legal Advisor, Adv. I. Mazur.

Another major risk is operational risk. This risk, excluding legal risk, is managed by each member of the Board of Management in accordance with the area of activity for which he is responsible.

The Supervisor of Banks has stipulated directives concerning risk management in Proper Conduct of Banking Business Directives 319, 339, and 342. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and understanding of risk management by the Board of Directors, the management of risk by a Risk Manager who is a member of the Board of Management, the employment of tools for the assessment and measurement of risks, and the creation of means for the supervision and control of these risks.

During 2004, the Risk Management Area, headed by Mr. Y. Yarom, was established. The Area's principal activities include control and assessment of credit risk, market risk, liquidity risk, and operational risk. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk management culture within the Bank and a risk management architecture compatible with the Group's goals and the directives of Basle II and the local regulator. The Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters, published a set of new directives called the "Basle II Accord" on June 26, 2004.

Its objectives are, inter alia, to establish capital requirements in relation to the level of financial risks, to attain a broad system of risk identification, assessment, management, and control, and to expand reporting to the public on the subject.

The Board of Management of the Bank views the implementation of this international standard as an important goal for the coming years. The Bank has appointed a steering committee responsible for examining the implications and deciding on the ways to implement the requirements of Basle II and the regulatory requirements once the Supervisor of Banks in Israel publishes them.

Credit Risks

The Bank's policy is based on distribution of the credit portfolio and controlled management of risks. Risk distribution is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on the assessment of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the business risks and potential related to activity vis-à-vis the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes the overall credit policy, including various restrictions of the credit portfolio, which include limits on credit exposure to a single economic sector and limits on maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the risk level.

Within the framework of collateral policy, principles and regulations have been set forth to determine the value of collateral with respect to its type and the type of credit that it guarantees, such as the time range for realization of the collateral, type of indexation, and volatility in the value of the collateral. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral management system is operational with respect to most types of collateral.

The credit management system relies on the delegation of credit management authority at different levels and on credit procedures that define the credit authorization process and control procedures. Overall responsibility for dealing with customers is assigned to one official, the Customer Relations Manager. This enhances the ability to manage credit risks and improves the Bank's ability to monitor and control the process of generating collateral and the related documentation.

The Bank regularly invests resources in training employees responsible for making decisions and assessing credit risk, and in improving the computerized control mechanism and information systems that are available to them. A credit decision support system for private customers has been operated, as has a process that conforms to Bank of Israel directives for the grading of borrowers who have an obligo exceeding NIS 400,000 (in November 1998 NIS). Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has developed computerized models for measuring the level of risk exposure at the transaction level and the customer level, in the case of financing transactions involving the use of derivative financial instruments. These models allow the Bank to regularly monitor customers' financial situation. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Working procedures have also been defined for the closing of risk positions in respect to transactions and to customers.

On October 26, 2004, the Supervisor of Banks sent out a draft of a document entitled "Credit Ratings of Companies, Banks, and States", which is the first of a series of supervisory actions aimed at eventually implementing a capital adequacy system in Israel, in line with the principles established on this matter by the Basle Committee, in the "Basle II" document.

The *Credit* Risk Management Unit

In the second half of 2004, the Bank's Board of Management approved the creation of the Credit Risk Management Unit, reporting to the Head of Risk Control at the Bank, and included in the Risk Management Area.

The Unit's role is to formulate risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for measurement of credit risk rating and pricing at the level of individual borrowers and at the portfolio level, developing credit risk identification, supervision, and management methodologies, and promoting credit risk assessments in anticipation of the implementation of "Basle II".

In addition, an independent Credit Control Unit operates at the Bank, which regularly assesses the risk level of the Bank's major corporate customers and examines the reliability of borrowers' credit rating. This activity is carried out under the Credit Risk Management Unit.

The Bank is implementing measures to improve supervision, control, and monitoring, and to identify high-risk borrowers as early as possible, through the use of monitoring and control tools at different managerial levels within the Bank. In accordance with these procedures, problematic debts are assigned classifications determined by the Supervisor of Banks.

Set out below are the developments in problematic debts:

	June 30		As at December 31
	2005	2004*	2004*
	NIS millions		
Problematic debts[1]:			
Non-income-bearing	**5,900**	6,258	6,070
Restructured[2][b]	**1,310**	1,242	1,307
Designated for restructuring[3][b]	**683**	565	774
In temporary arrears	**1,097**	1,510	1,237
Under special supervision[a][b]	**12,170**	10,924	12,091
Total balance-sheet credit to problematic borrowers[1]	**21,160**	20,499	21,479
Off-balance-sheet credit risk in respect of problematic borrowers[1][5]	**2,494**	1,540	2,015
Bonds of problematic borrowers	**328**	275	253
Other assets in respect of derivative instruments of problematic borrowers	**40**	-	58
Overall credit risk in respect of problematic borrowers[1]	**24,022**	22,314	23,805
Assets received in respect of discharged credit	**107**	99	89
(a) Of which: credit for housing in respect of which a provision commensurate with extent of arrears exists	**438**	468	481
(b) Of which: debts for which a specific provision exists[4]	**5,845**	3,600	5,814

* New classification

1. Not including problematic debts covered by collateral that can be deducted for the purpose of limiting indebtedness of a borrower and borrower groups.
2. Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
3. Credit to borrowers for whom a restructuring decision has been made but not yet implemented.
4. Except for housing credit, for which a provision commensurate with length of arrears exists.
5. As calculated for the purpose of limiting indebtedness of a borrower and borrower groups, except in respect of guarantees provided by a borrower for the purpose of securing the indebtedness of a third party.

The Bank supervises and monitors these borrowers more closely and endeavors to reduce its exposure to credit risk in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them.

In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose repayment capability is in doubt.

Following is a survey of credit risk by major economic sectors:

The Industry Sector

In the first half of 2005 the increase in manufacturing and industrial exports slowed. In addition, the effects of the crisis of the preceding years on this sector are still apparent, leading to an erosion of the repayment capability of borrowers. As a result, the amount of the specific provision for doubtful debts increased in the first half of 2005.

The Construction and Real Estate Sector

In view of economic developments in the construction and income-bearing real estate sector, and the proportion of this sector in the Bank's credit portfolio, the Board of Directors of the Bank has defined a specific policy regarding the amount of credit that the Bank should extend to these areas. The Bank monitors activity in different sectors of the construction and real estate industry, examining demand and supply patterns over a range of several years by geographical regions and by sub-branches (residential construction, commercial construction, office construction, and industrial construction).

The Bank's decision-making processes for granting financing to various projects in the construction industry are supported by analytical tools and monitoring procedures. A large proportion of financing to the construction industry takes the form of construction loans. This method of financing is intended to facilitate the control and monitoring of the pace of project financing commensurate with progress in construction, with the help of external construction supervisors.

In view of the prolonged deep recession in this sector, as reflected, inter alia, by a drop in demand coupled with an erosion in prices, the number of borrowers who encountered difficulties increased and the situation of borrowers who had already been defined as problematic deteriorated further. Consequently, the amount of debts defined as problematic and the amount and rate of specific provision for doubtful debts in this sector increased in the first half of 2005.

The Commercial Sector

The commercial sector is sensitive to changes in the growth rate of the economy and the volume of private consumption. In the first half of 2005 an increase in the specific provision for doubtful debts was registered for this sector.

The Telecommunications and Computer Services Sector

In recent years, the Bank has stepped up its supervision of the sector, raised the level of collateral to the extent possible, and imposed stricter requirements for the review of new financing applications. In the first half of 2005, an increase in the amount of problematic debts was registered for this sector.

The Hotels, Accommodations, and Food Services Sector

Due to security developments in Israel and worldwide in recent years, the number of tourists and the number of overnight stays at hotels decreased steeply until 2003, and some hotels closed. The level of tourism activity affects the activity and cash flows of hotels and companies that operate in the industry and in related industries, such as passenger transport, travel agents, and souvenir stores, and as a result, on the level of the Bank's credit-risk exposure. An improvement in activity occurred in 2004 and in the first half of 2005, expressed in an increase in the number of hotel stays and tourists. The Bank continues to monitor and supervise the activities of companies in this sector.

Financing of Cores of Control and Share Packages

This area of activity includes credit that has been granted, for which collateral consists primarily of shares in the companies acquired. In transactions of this type, the source of the forecast repayment derives from the purchaser's expected cash flow from the company acquired and/or from the sale of the shares that have been acquired. Economic developments and the downturn in the financial markets have adversely affected the value of these shares, thereby increasing the level of risk in this area of activity. In cases where a decrease has been recorded in the value of shares traded on the stock exchange that serve as collateral for the Bank, the Bank adjusts its valuation of the acquired company on the basis of its expected cash flow. The Board of Directors of the Bank receives quarterly reports on the Bank's position in this regard. Here too, the Bank has tightened its supervision, raised the level of collateral to the extent possible, and imposed stricter requirements for the approval of new credit applications.

The Financial Services Sector

A certain degree of improvement in the Israeli economy in 2004 and in the first half of 2005 has had a favorable impact on some holding companies, whose investments had significantly declined in value in recent years. Due to this upturn, a decrease was recorded in the volume of specific provisions for doubtful debts in this sector.

Sole Borrower Limits

As a result of audit activities by the Supervisor of Banks, the Bank received information in early 2005 according to which corporations which were considered as belonging to two groups of borrowers, based on the information previously available to the Bank, were actually a single group of borrowers. Had the Bank possessed the said information and treated the two groups of borrowers as a single group, there would have been an exception from the permitted indebtedness for that group, under the Proper Conduct of Banking Business directives with regard to "Limits on the Indebtedness of a Borrower and of a Group of Borrowers" (hereafter: the "Sole Borrower Limits"), and an exception from the permitted indebtedness of the six largest groups of borrowers to the Bank, so that the expense for the supplementary provision for doubtful debt should have been increased by NIS 69 million up to and including 2001, decreased by NIS 59 million in 2002, increased by NIS 13 million in 2003, increased by NIS 5 million in the second quarter of 2004, and decreased by NIS 23 million in the whole of 2004.

Beginning with the annual financial statements for 2004, all liabilities of the said corporations were joined under a single group of borrowers; however, the overall volume of the indebtedness, as well as the indebtedness of the six largest groups of borrowers to the Bank, have been within the Sole Borrower Limits since that date. The Supervisor of Banks has instructed the Bank to continue to treat the said groups of borrowers as a single group of borrower, for the time being.

Management of Market and Liquidity Risks

Market risks arise from the Bank's exposure to exogenous price changes in the financial markets in which it operates, such as changes in interest rates, exchange rates, share prices, and commodity prices. In practice, the Bank is mainly exposed to changes in interest rates (interest-rate exposure), exchange rates (currency exposure), and inflation (linkage base exposure). In addition, liquidity risk arises from uncertainty with regard to the availability of resources.

Market and liquidity risks are managed on the basis of a global perception of the Bank's activity in Israel and at overseas branches. Market risk is managed by the Asset and Liability Division, the Trade Division, and the dealing rooms of the Finance Area. As part of the preparations for realization of the long-term strategic plan, a new function was defined for global management of all financial activity (ALM and trading) in Israel and at the Bank's branches abroad. Asset and liability management (ALM) and market and liquidity risk policy are defined and controlled by an asset and liability management committee of the Bank's Board of Management. The Bank's Chief Executive Officer heads the committee, while current activity is conducted by secondary committees led by the Head of Finance, with the participation of senior officials at the Bank. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to currency and interest-rate risks, subject to the directives issued by the Supervisor of Banks and the Controller of Foreign Currency. The Board of Management, the Business and Budget Committee, or the plenum of the Board of Directors, as relevant, submits policy for discussion and approval.

The Board of Directors' Business and Budget Committee receives periodic reports on risk exposure and on the results of operations, and monitors the implementation of policy that has been approved. These procedures apply to all the types of exposure that are detailed below. In addition to periodic reports, procedures have been defined for reports on trigger events to the secondary committees or the Board of Management. Examples are a report to the secondary committees on losses exceeding the limit defined in the procedure, or on a material exception from procedures.

Liquidity risk in foreign currency and in shekels is also controlled and constantly managed, in order to ensure that the Bank can compete effectively in the financial markets even during situations of exceptional demand and supply.

The Supervisor of Banks published Proper Conduct of Banking Business Directives regarding required liquidity ratio management, which went into effect in January 2005. The directives allow for banks to manage their liquidity risk according to internal models, subject to the stipulation of procedures and adherence to liquidity ratios as stipulated by the Board of Directors of the Bank. A bank that does not comply with the requirements for approval of an internal model shall be required to maintain a ratio of liquid assets to the liabilities maturing over the coming month, of no less than 1. The Bank is using an internal model approved by the Board of Management and the Board of Directors for this matter, in view of the proven stability of deposits at the Bank over long periods of time.

Identification and assessment of risks, monitoring of limits, and reporting are carried out or monitored by a unit that is not under the authority of the Head of Finance, independently of the ongoing analyses performed as part of the operation of the Finance Area. Implementation of the long-term strategic plan and growth of activity and risk are carried out in conjunction with the reinforcement of controls.

During the second quarter of 2005, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The standard rate of capital adequacy was calculated for interest-rate risks in the areas of trading alone, and for currency and inflation risks at the Bank Group. The capital required in this respect in June 2005 was NIS 308 million, of which NIS 184 million was in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 124 million was in respect of other subsidiaries.

Market and liquidity risks are managed separately by each banking subsidiary within the Bank Group, according to the policies determined by the board of directors of each banking subsidiary but in line with uniform principles that the companies have adopted for the management of market and liquidity risks. The Bank established these principles, with special reference to the size of capital and the unique characteristics of the activity of each banking subsidiary.

Each subsidiary company submits periodic reports to the Board of Management and the Board of Directors of the Bank.

Market Risk in the Overall Activities of the Bank

The Bank's market-risk management policy is aimed at increasing the expected returns, while maintaining approved and controlled risk levels.

As noted, the Bank is exposed principally to risks resulting from exchange rates and interest rates. In addition to estimates of the sensitivity of the Bank's present value to changes in the primary risk factors, a risk estimate is performed for the overall activity in the Bank's portfolio, using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance that is predefined at the Bank.

In the second quarter of 2005, the production of reports from a comprehensive and sophisticated ALM system began for liquidity and interest rate risks. The system will also enable the Bank to evaluate its earnings at-risk under various assumptions.

Limitations on the Estimate of Total Risk to the Bank

- The credit risk inherent in assets does not represent a parameter for the calculations that were made, as their purpose was to deal with quantifying the market risks alone.
- The information that is used for the estimates was assembled from various computer systems.
- A small part of the embedded options that were offered to the public under deposits and various savings plans (embedded optionality) were only partially taken into account, on a "delta" basis. Under this method, there could be a departure from the estimates of sensitivity (as noted above), especially in sharp movements in risk factors. Nevertheless, as of the reporting date, practically all options are handled using a full reevaluation under various scenarios on the Algorithmics system.
- Sensitivity to the exchange rate of the shekel was estimated in the scenario of change against other currencies. Scenarios involving movements of the major currencies against one another were not tested, as the main exposure of the Bank to those exchange rates is in its trading activity, whereas in non-trading activities this exposure is not significant.

Exposure to Exchange Rates and Inflation - Linkage Base Risk

Exposure to linkage base risk is defined as the exposure of active financial capital to three linkage bases: unlinked shekel, CPI-linked shekel, and foreign currency and foreign-currency linked. This exposure, balance sheet and off-balance sheet, results from activity at all of the Bank's units, at its branches, and at its Head Office, in Israel and abroad. The Asset and Liabilities Management Division is responsible for managing linkage base exposure and uses a number of tools for this purpose: the determination of base prices (the pricing of assets and liabilities), nostro bond management (purchase and sale), and the implementation of off-balance-sheet transactions via the Bank's dealing rooms.

The manner in which risk exposure is attributed to each segment is influenced by the availability and effectiveness of risk-management tools. Since the availability of off-balance sheet transactions is naturally greater in the foreign currency and foreign-currency linked segment due to the potential accessibility to the international market, such tools are used more extensively in this segment than in the unlinked shekel segment and the CPI-linked segment, where more extensive use is made of wholesale pricing tools and nostro bond portfolio management.

In this respect, the Bank's active financial capital is defined as shareholders' equity, with the addition of the general and supplementary provisions for doubtful debts, less investments in subsidiary and affiliated companies (with the exception of wholly-owned subsidiaries abroad and the subsidiaries whose financial management is handled by the Bank), and less fixed assets and other non-monetary items, net.

The distribution of active financial capital among the different segments is determined periodically according to market conditions and subject to the following restrictions: between 25% and 150% of active financial capital in the CPI-linked segment; in the foreign currency and/or the foreign-currency linked segment, the surplus of assets or liabilities must not exceed 20% of active financial capital; the balance of such capital in the unlinked shekel segment is derived from the decisions made regarding the two other segments. For the purpose of the calculation of the restriction of 20% surplus of assets or liabilities in foreign currency or foreign currency linked shekel, the shekel/foreign currency trading exposure for trade in the dealing room, as detailed below, is not brought into consideration. Forecasts and working assumptions regarding anticipated developments in the local and international capital and money markets, as well as an assumption that it is correct to regard the active financial capital as a CPI-linked source, are among the measures also employed in the Bank's linkage base risk management.

The Bank's overseas offices generally maintain a balance between assets and liabilities in different currencies, such that their available financial capital is invested in the local currency. Some of the banking subsidiaries abroad are permitted to manage certain financial exposures, limited in time and amount, in accordance with decisions of the local board of directors.

In addition to the limitations detailed in terms of rates of exposure of financial capital, in order to give effect to the non-linear conduct of financial instruments having an option element, in the balance sheet, sensitivity limitations were set for the Bank's capital (including financial subsidiaries managed by the Bank) to a scenario of a 1% change in the CPI (which shall not exceed NIS 60 million) and to a scenario of a 3% change in the shekel/dollar exchange rate (which shall not exceed NIS 80 million).

Interest Rate Exposure

The objective of interest rate risk exposure management policy is to manage interest rate risks at the Bank deriving from current (non-trading) operations in the different linkage segments, and to take steps to achieve the desired exposures in accordance with assessments concerning market conditions, and subject to exposure limits. For this purpose, gap reports are reviewed monthly, and a comparison is made between the duration (average term to maturity) of sources and uses and the shareholders' equity that is invested in the segment.

Limits are imposed on the sensitivity of the Bank's capital (including financial subsidiaries managed by the Bank) to shifts in the shekel, the CPI-linked shekel, and the dollar interest rate curves. The sensitivity to a 1% parallel shift of the curve shall not exceed NIS 750 million in the CPI-linked segment, NIS 250 million in the unlinked shekel segment, and NIS 60 million in the foreign currency segment. For the purpose of calculating interest rate exposure in the unlinked shekel segment, the Bank considers part of the demand deposit balances as a long-term liability (of up to three years). This practice follows an examination of the development of the public's current account balances at the Bank in the past.

Trade Exposure

Concurrent with the management of current activity (non-trading), trading policy is aimed at generating an additional source of income from initiated exposures and trade. The policy is based on trading activity and market making within the range of risk permitted for the activity, concurrent with the control and monitoring of compliance with guidelines. The authorizations for activities and risk are measured, as relevant, in terms of sensitivity to risk factors, and theoretical loss under various scenarios, including extreme scenarios, in terms of VAR and in nominal amounts. Risk estimates as well as limit control of trading positions are performed daily. In addition to the specific authorizations at the level of the desk, an overall authorization in terms of VAR was established for trading activity of the Bank, in the dealing rooms and the securities portfolio, in the amount of NIS 250 million.

Currency Exposure - Market Making and Trading

In each of the Bank's three dealing rooms, there are spot/forward desks in foreign currency and in shekels. In Tel Aviv there is also an options desk in foreign currency and shekels. Trading in the Bank's dealing rooms in Tel Aviv and at the branches in New York and London is managed on the basis of a global perception.

Trading and market-making activity in currencies and options is conducted subject to various limitations on risk exposure and under the authorization for exposure in shekel/foreign currency that shall not exceed $150 million. As noted above, the exposure to foreign currency on account of these activities is not included in the limitation on the exposure of financial capital to foreign currency (±20%).

Interest Rate Exposures - Trading Positions

The Bank's dealing rooms are also active in interest rate exposures under authorizations from the Board of Management and the Board of Directors, with the objective of maximizing the profit expectation at a given level of controlled risk.

The dealing room in Tel Aviv manages a trading desk in shekel interest rate instruments and a desk for foreign currency interest rate positions and bonds for trade. The desks' activity is subject to risk estimate limits and other restrictions.

Portfolio of Bonds for Trade

Part of the portfolio of government bonds under the management of the Assets and Liabilities Division is held for trading. The risk in this portfolio is calculated using the VAR model, and is included in the overall authorization for trading activity in Israel.

VAR Estimate on Trading in the Bank

An internal estimate of the VAR in the Bank's trading activity in Israel, in the dealing rooms and in the securities trading portfolio, is calculated for each type of trading activity and for the overall portfolio.

Risk estimates are calculated on the Algorithmics system for evaluating market risk. This sophisticated system provides pricing models for all the financial instruments that are traded by the Bank and makes it possible to estimate the overall risk inherent in the Bank's trading portfolio and in the Bank's books at any given time horizon. The risk estimate is produced by the full pricing method and takes into account the correlation between different risk factors.

Following is a summary of the risk estimates for the reporting period:

Risk Estimates for the Bank's Trading Activities

	June 30 2005	Average in the period	Maximum in the period	Minimum in the period
	NIS millions			
Bond trading	**19.2**	38.11	50.3	19.0
Trading in the dealing room	**14.9**	14.18	25.8	5.9
Total trading in Israel	**34.1**	52.29		

Methodology for Estimating the VAR of Trading at the Bank

The risk is calculated for a horizon of ten business days and at a confidence level of 99%, and is the highest of the risk estimates produced by a historical simulation and a Monte Carlo simulation. Under these two methods, a full revaluation of the portfolio is made numerous times in order to produce an estimate. The historical simulation is based on observations over three years. The simulation under the Monte Carlo method is based on a variance and covariance matrix between the different risk factors. Both methods take into account the correlations between the different risk factors.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basle Committee, in order to examine the validity of the risk estimate model. The results of these tests are reported to the Board of Management and to the Board of Directors.

Limitations of the Risk Estimate on Trading at the Bank

- The Monte Carlo simulation assumes a normal distribution of risk factors. This assumption does not always exist in reality.
- The historical simulation assumes that the historical behavior of the risk factors will repeat itself in the future, which is far from certain.
- It is not possible to forecast a sudden change in a risk factor under either of the two methods.
- With the employment of a 99% confidence level, losses that could occur beyond that level are ignored.
- The use of a horizon of ten business days assumes that it is possible to hedge and sell positions within ten business days. During crisis periods, liquidity problems in the market may make it impossible to close or fully hedge positions within such a period of time.
- The risk estimate is calculated based on positions at the end of the business day.

To mitigate the effect of said limitations, stress scenarios are applied in order to examine the potential loss in extreme cases, for all trading activities.

Liquidity Risk

Starting in the second quarter, a daily liquidity risk report is produced by the ALM system, based on an internal model approved by the Board of Directors. The risk is concurrently measured using the LAR (liquidity at risk) risk assessment model.

Update of Exposure Policy

At the beginning of 2005, the Board of Directors of the Bank approved a long-term business plan, which sets forth a significant, gradual expansion of the areas in which the Financial Area operates, in Israel and abroad. The plan includes entry into new areas of activity, expansion of activities in existing areas, and an update of risk limits and exposure guidelines:

- The limit of sensitivity to shift in the interest rate curve in the Bank's overall activity was expanded from NIS 500 million to NIS 750 million in the CPI-linked segment, and from NIS 185 to NIS 250 million in the unlinked shekel segment;
- The limit on financing surplus uses for over five years in foreign currency and foreign currency-linked NIS from short-term sources was removed;
- A procedure was approved for liquidity risk management based on a model, subject to limits on the ratio between the liquidity gap in the scenarios and tradable liquid assets;
- A procedure was approved for management of the foreign currency investment portfolio in Israel and at branches abroad. Within this framework, investment in mortgage-backed securities was also approved. Limits for this portfolio are also denominated in terms of sensitivity of the value of the portfolio to changes in the interest rate curve;
- The general authorization for trading activity, in VAR terms, at the Bank, in dealing rooms, and in the portfolio of securities held for trading, was expanded from NIS 150 million to NIS 250 million;
- Authorizations for currency trading at the Bank's dealing rooms were expanded.

The Dealing Rooms' Activity in Foreign and Local Currency Financial Instruments

The Bank operates under a unique format for providing comprehensive hedging and investment services for its customers via its dealing rooms. The Tel Aviv dealing room supplies customers with services in all financial instruments – foreign and local currency, interest rates, and structured products. In most of the products in which it operates, the Tel Aviv dealing room is also a market maker. As a primary market maker, the Bank is able to offer better service to its customers, while benefiting from the buy-sell margins it quotes to customers.

Political and economic events have brought about volatility in exchange rates and interest rates, which exposes customers to deterioration in their financial results. Customers protect themselves from such exposure by carrying out transactions that protect their cash flow even during exceptional fluctuations in the market. Along with the exposure caused to some customers during the routine course of their business, the market fluctuations also present an opportunity to investors who seek to take advantage of them in order to derive profits.

Derivative transactions with the Bank's customers are conducted in accordance with the credit facility allocated to them by the credit authorities at the Bank, and on the basis of the Bank's internal model that defines the credit risk inherent in derivative transactions.

In recent years, there has been a steady increase in awareness of the activities offered by the dealing room, on the part of both customers seeking hedging transactions and investors. This increase has also led to demand for a broader range of products at a higher level of sophistication. In response to these needs, and in order to preserve the Bank's status as a leader and innovator, the dealing room continues to develop unique financial and derivative instruments for its customers in these areas, and provides a considerable portion of the supply in the market. These instruments cover the full range of needs of the different players in the market. Recently, the emphasis has been on innovative investment programs targeted to private banking customers, and on products for the protection of financing obligations, targeted to the corporate sector.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, human actions, and system malfunctions, or from external events. The definition is very broad in nature and covers exposure to a wide range of risks including human errors, embezzlement and fraud, and many other risk factors. The definition includes legal risk, yet it does not include strategic risk and risk to reputation. This is the definition recommended by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters.

The recommendations of the Basle Committee were released in June 2004, and should be in effect by the end of 2006. In the field of operational risk, the principle is management and overall view of risk at all levels of the organization. The objective is to impose an additional capital charge for operational risk on the banking sector, to attain a broad system of identification, mapping, evaluation, reduction, and control, and to expand reporting to the public on the subject. The Bank is preparing to implement the requirements of Basle II in stages. The main effort is focused on preparation for compliance with international standards of excellence in operational risk management (Sound Practice), as defined by the Basle Committee.

The responsibility for operational risk management and for activities aimed at mitigating the risk is within the authority of the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department created as part of the reorganization of the Risk Management Area.

The following projects and activities are underway at the Bank, as part of the preparations for implementing the principles of Sound Practice according to the standards defined by Basel II:

- Gap analysis of Sound Practice requirements and the current state of operational risk management, and proposal of a plan to eliminate these differences at the organizational and methodological levels.
- Analysis of the alternatives proposed by the Basle Committee for the calculation of regulatory capital (the Bank of Israel has yet to issue guidelines on this matter).
- Collection of data on actual past events of operational damage. The relevant database was set up at the end of 2002, and one of its intended uses is the analysis of events, trends, and patterns in order to attain better understanding of the operational risk factors to which the Bank is exposed.
- In 2004, the project of mapping operational risks in the Bank and the Bank Group began. The process is based on a uniform methodology for identifying, mapping, and assessing risks, and includes classification of risk factors according to a uniform list. The project should gradually come to encompass the key work processes at the Bank, as well as the institution-wide operational risks ("lateral risks").
- Continued implementation of the recommendations of the embezzlement and fraud survey carried out at the Bank and Bank Group during 2003, and an update of new risk areas in response to changing business and technological conditions.

The Supervisor of the Prohibition of Money Laundering and Financing of Terrorism

During the second quarter of 2005, the development of control systems continued, and the appointment of compliance and money laundering prevention officers to regions and branches was completed.

The plenum of the Board of Directors discussed and updated the declaration of policy guidelines established in 2002. In its updated declaration, the Board of Directors adopted guidelines in the following areas:

- Inclusion of the handling of implementation and enforcement of the directives of the Prohibition of the Financing of Terrorism Law, 5765-2005 (hereafter: the "Prohibition of Terrorism Financing Law") under the responsibilities of the Head of the Prohibition on Money Laundering.
- Performance of control in order to ensure compliance with the law at the Group level.
- Response to risks inherent in services provided to customers through new technologies.
- Classification of customers and examination of their activity, according to risk levels, with regard to money laundering and the financing of terrorism.

The Board of Directors also emphasized the great importance of maintaining a structured training and information system aimed at the assimilation of this knowledge among employees.

At the branches, the process of studying and refreshing money laundering prohibition procedures continued, and employees and managers were tested on their knowledge and proficiency. At Head Office Divisions, training activities continued for managers and employees.

In order to ensure compliance with the directives of the Prohibition of Terrorism Financing Law, which took effect in August 2005, the Bank intends to purchase a computerized system for the identification of customers and service recipients declared by the State to be terrorist operatives and/or organizations. In addition, employee training has begun with regard to the obligations that apply to the Bank under the law.

Note that the directives of the Prohibition of Terrorism Financing Law apply to terrorist organizations and terrorist operatives declared as such by the authorities responsible for this law, as well as to organizations and operatives not declared as such, including organizations that are not an affiliated group of people.

As at the date of approval of the reports, the directives, required under the Prohibition of Terrorism Financing Law, to establish the manner in which terrorist organizations and terrorist operatives are to be declared as such, have not yet been instituted.

Furthermore, since the law, as noted, also applies to corporations, unaffiliated groups, and individuals who have not been declared to be involved in terrorist acts, the Bank has been assigned a task which it is doubtful whether it can accomplish, due to the absence of tools that can be used by the Bank for the identification of terrorist organizations and terrorist operatives that have not been declared as such by the authorities.

The Bank has addressed and alerted the Minister of Justice, the Attorney General, and the Supervisor of Banks to the aforesaid difficulties in the implementation of the law. The response of the Minister of Justice, dated August 3, 2005, states, among other things: "the offenses under Sections 9 and 10 of the Law are offenses of criminal thought... therefore, in the absence of the foundations of criminal thought, no criminal liability will be imposed under these sections".

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308, published in 2002, represents a new and important phase in adherence to and compliance with the consumer protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer is required under the general framework of risk management in a banking corporation. The Officer's role includes assisting management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit is engaged in improving the survey of infrastructures and the observance of consumer protection directives by Bank employees at the branches and Head Office. For this purpose, presentations and tutorials were prepared, which the majority of employees of the Bank studied, and were tested on the content.

The Compliance Officer Unit monitors the elimination of discrepancies in the area of consumer protection directives, working with the professional departments until the handling of the issue is concluded. In certain cases, handling may require changes to automated systems. In addition, changes in legislation and tax directives are monitored, as they pertain to consumer protection directives.

In the second quarter of 2005, specifications began for a computerized infrastructure survey system. Compliance Officers who had undergone relevant training were appointed throughout the branch network and in all Regional Managements.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, inter alia, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation", the Bank's activities are guided and bound by a system of laws, rules, and regulations (including, inter alia, the Banking Ordinance, 1941, the Bank of Israel Law, 5714-1954, the Banking (Licensing) Law and the Banking (Service to Customers) Law, 5741-1981), as well as the regulations and rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks.

Banking laws include directives, which apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations", and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by governmental agencies, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at a specified rate; and they restrict the extent of the Bank's influence on controlled, related, and other companies, in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "real corporations", as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competitive Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank. Further, the Bank competes in the area of international trading against private banks and foreign banks which have recently entered activities in the Israeli banking market.

Capital Market Activity

On July 25, 2005, the Knesset passed three laws aimed at bringing about comprehensive reform in the Israeli capital market:

The increased competition and reduced concentration in the Israeli capital market law (legislative amendments), 5765-2005;

The supervision of financial services (engaging in pension advising and pension marketing) law, 5765-2005; and

The supervision of financial services (provident funds) law, 5765-2005.

This legislation has far-reaching consequences for many diverse legislative matters, and may have a material impact on the Bank's business. See the section on capital market reform below.

Securities

The Bank Group's capital market activity includes a range of financial activities and services in various areas: carrying out trading transactions in securities and financial assets, including in the Maof area, for the Bank's customers; custodial services in securities; research and consulting services for customers on the capital market; management and operation of mutual funds; management of investment portfolios and underwriting business; and issue management.

In addition, the Bank Group's activity includes the management and operation of provident funds, advanced study funds, and a central severance pay fund owned by the Bank, as well as monetary trust and operational management of provident funds controlled by other entities. Some of the financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specializes and engages in a specified field.

The Bank operates, among other things, through subsidiaries engaged in the management of investment portfolios in securities and financial assets, for private customers, corporations, non-profit associations, and institutions, and which also provide trustee services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the Maof Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing house members.

Mutual Funds

The Bank Group's mutual fund activity is conducted by the following companies: Poalim Mutual Funds Ltd., Lahak – Mutual Funds Management Ltd., Otsarit – Mutual Funds Management Co. Ltd., and Yahav Massad Mutual Funds Ltd.

The fund management companies manage 170 mutual funds, with assets totaling NIS 40.5 billion as at June 30, 2005, compared with 160 mutual funds with assets totaling NIS 35.1 billion at the end of 2004.

The Bank Group's share of the total assets of the mutual funds sector totaled 33.0% on June 30, 2005, compared with 34.7% at the end of 2004.

The following are details of the companies:

Lahak - Mutual Funds Management Ltd. manages 68 mutual funds, with assets totaling NIS 19.8 billion on June 30, 2005, compared with 62 mutual funds with assets totaling NIS 18.3 billion at the end of 2004.

The share of Lahak - Mutual Funds Management Ltd. in the total assets of the mutual fund industry amounted to 16.1% on June 30, 2005, and it is the largest company in the industry in terms of asset volume.

Poalim Mutual Funds, Ltd. manages 74 mutual funds, with total assets of NIS 19.1 billion on June 30, 2005, compared with 71 mutual funds with total assets of NIS 15.6 billion at the end of 2004.

The share of Poalim Mutual Funds Ltd. in the total assets of the mutual furds sector amounted to 15.5% on June 30, 2005. It is the second largest company in the mutual funds sector, in terms of asset volume.

Otsarit - Mutual Funds Management Co. Ltd. manages 12 mutual funds, with assets totaling NIS 600 million on June 30, 2005, compared with 12 mutual funds with assets totaling NIS 550 million at the end of 2004.

Yahav Massad Mutual Funds Management Ltd. manages 16 mutual funds, with assets totaling NIS 1 billion on June 30, 2005, compared with 15 mutual funds with assets totaling NIS 670 million at the end of 2004.

Poalim Sahar Ltd.

The company is a member of the Tel Aviv Stock Exchange and the Tel Aviv Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, advanced study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, and safekeeping and account management services.

Peilim – Portfolio Management Company Ltd.

The company manages investments for private customers, business organizations, institutions, and non-profit entities. The company also manages investments for personal severance pay funds and portfolios through mutual funds. Investments are managed for local customers and foreign customers in the Israeli capital market and in capital markets worldwide.

On June 30, 2005, the company managed portfolios at a monetary value of NIS 5.4 billion, compared with NIS 4.4 billion at the end of 2004.

Provident, Advanced Study, Severance Pay, and Sick Funds

Provident funds are a supplementary form of pension saving for the majority of salaried employees, the main basis for the pension arrangements of the self-employed, and a form of financial saving for all savers in the market. Provident funds combine tax benefits with a wide range of saving possibilities. The funds are financial institutions and institutional investors, and are important elements in the Israeli capital markets, in terms of their actual activities as well as their weight in the financial asset portfolio of the public.

The provident funds managed by the Bank Group include pension-saving and severance pay funds, advanced study funds, and central funds for severance pay and sick leave. Despite the significant differences between these entities in terms of saving and accrual criteria and rates of return, they are often referred to without differentiation. This is because provident funds serve as a medium and long-term saving package that offers tax benefits for deposits and investment earnings.

The Bank Group is the leading institution in Israel in terms of the asset volume of the provident funds under its management, the number of members' accounts, and the variety of funds offered.

The following are details of the Bank's provident funds:

The Bank operates and provides services to 60 provident funds, including 31 pension saving and severance pay funds, 18 advanced study funds, 9 central severance pay funds, and 2 central sick leave funds.

40 provident funds are intended for all members, while 20 funds are sectorial funds or factory funds operated for members in unique sectors.

24 provident funds are bank funds, under the Bank's partial or full ownership.

15 managed provident funds are companies or plans managed by management companies controlled by other entities.

21 provident funds are owned and managed by private investment houses. The Bank provides these funds with operational services and manages the provident fund account system for the management company, including the management of members' accounts for the fund, preparation of information given to members, and delivery of the information to members. In addition, Bank branches are used as customer service centers for members, in return for part of the management fees charged by these funds.

On June 7, 2005, the Bank submitted a petition to change the legal structure of the provident funds under its partial or full ownership to the District Court of Tel Aviv (hereafter: the "petition"). Until the submission of the petition, most of the established funds were incorporated as companies. Under the requested change, the Bank and the funds sought to merge the provident fund corporations into three provident fund management companies, according to the volume of assets managed and the nature of the existing funds. Accordingly, the petition also requested that the merging provident fund corporations be dissolved without liquidation, and become provident fund plans that serve as an organizational and record-keeping framework without a corporate structure. Within this framework, the merging provident funds are acting to change their articles. Provident funds that are plans managed by management companies are also acting to change their articles, in order that the articles should include directives that, in the future, will allow the transfer of the management of the relevant provident fund and/or the transfer of the holdings in the relevant management company to third parties, subject to the approval of any authority required by law, and subject to the Bank's consent.

The change will be carried out such that the rights of provident fund members will not be impaired, management fees will not be increased, and no changes will be made to the guarantee arrangements granted by the Bank to certain members in some of the provident funds. In addition, in certain provident fund corporations, members who are shareholders in the corporations will cease to be shareholders upon the merger of the corporations and their dissolution without liquidation.

The asset value of the provident funds managed by the Bank amounted to NIS 60.9 billion at the end of the second quarter of 2005, for some two million member accounts, compared with NIS 59.3 billion at the end of 2004, an increase of 2.7%, further to the 7.3% increase in 2004.

The growth in the value of the funds' assets in the first half of 2005 resulted from profits of the funds' marketable investments in the stock market, which were offset by the negative net accrual from members (a surplus of withdrawals over deposits) during the period, as well as the addition of funds managed by external investment houses.

Provident funds managed by the Bank, excluding funds with guaranteed yield, bore a cumulative weighted real yield of 4.1% in the first half of 2005, higher than the real yield of 3.2% in the first half of 2004, and also higher, in annual terms, than the real yield of 7.3% for the full year 2004.

"Gadish", the largest provident fund in Israel, whose asset value at the end of the first half of 2005 amounted to NIS 18.8 billion, with approximately 696,000 member accounts, bore a real yield of 4.3% during the period, further to the real yield of 7.7% in 2004.

The Bank is a guarantor towards some members of the provident funds under its management, obligated to pay at least the nominal principal amounts deposited by the members at the date of withdrawal of the money, deducting amounts which the funds are entitled to deduct, all subject to the stipulations of the relevant section in the approved articles of incorporation of each fund. The balance of these nominal deposits totaled NIS 10.3 billion on June 30, 2005. The accrual of sums to these members' credit in the funds generally substantially exceeds the amounts for which the Bank is a guarantor. The "fair value" of the Bank's liabilities to these members on June 30, 2005, is immaterial.

In provident funds with guaranteed yields, members received a profit rate in accordance with the guaranteed real yield in the first half of 2005.

The provident funds industry in Israel is highly competitive, as a result of the new producers and marketers entering the market: private funds and funds managed by insurance companies. These competitors use a distribution system based on hundreds of insurance agents, as well as direct marketing, to market products that are similar to or provide alternatives to the Bank's products, and are based in part on bank operating systems.

Competition is expected to intensify due to the regulatory changes that have created an incentive to increase competition and transitions between funds, such as the shortening of the transfer period to seven days, continuous profits in transfers, and decision making as to which fund to save in by individual employees (rather than employers).

Private funds' market share is gradually growing, at the expense of the banking system.

In addition, the system is influenced by frequent regulatory changes that support the Ministry of Finance policy of preferring alternative products, such as annuities, to capital provident funds. This policy has led to erosion of the tax benefits granted to the provident funds and damage to the attractiveness of these savings.

The following are several changes, some of which have already been implemented, while others will take effect beginning in January 2006:

- Salaried employees' savings (including the employer's share) will be locked in until age 60, instead of allowing withdrawal of the savings upon termination of the employee-employer relationship.
- Self-employed persons' savings will be locked in until age 60, instead of for 5-15 years (Amendment No. 3).
- The permitted ceiling for tax purposes in provident funds will be reduced from NIS 9,900 to NIS 7,100 (in both salaried employees' and self-employed persons' savings).
- Deposits in self-employed persons' provident funds will not be permitted at the age of 45 or under unless a minimum amount of NIS 960 per month has been deposited in a pension plan.
- Older members will no longer be permitted to withdraw their savings with a tax exemption after 15 years or 5 years, except over the age of 60.

These changes may have a gradual negative impact on the volume of moneys directed to provident funds.

Capital Market Reform

On July 25, 2005, the Knesset passed three laws aimed at affecting a comprehensive reform in the capital market:

The increased competition and reduced concentration in the Israeli capital market law (legislative amendments), 5765-2005 (hereafter: the "Increased Competition Law");

The supervision of financial services (engaging in pension advising and pension marketing) law, 5765-2005 (hereafter: the "Pension Advisory Law");

The supervision of financial services (provident funds) law, 5765-2005 (hereafter: the "Provident Funds Law").

The legislation passed has wide ranging implications for many and varied legislative matters. The directives of the aforesaid three laws (hereafter: the "Laws") are complex and require study and interpretation. It will be possible to interpret them accurately only as they are put to the test in practice, while referring to the position statements by the various relevant authorities and by the courts.

Therefore, only key and essential points of the Laws are presented, as they pertain to the Bank.

The Increased Competition Law

The law's objective, according to its content, is to bring about the establishment of a competitive structure in the Israeli capital market, in order to improve its efficiency and benefit the public, primarily through the minimization of concentration and conflicts of interest, as well as through the expansion of supervision and control of the entities operating in the market and those who control and hold ownership thereof.

The following are the legislative amendments included in the Increased Competition Law:

Amendments to the Banking (Licensing) Law, 5741-1981

- The Bank is prohibited from managing provident funds and joint trust investment funds ("mutual funds"), and is prohibited from holding means of control at any rate in a provident fund, a mutual fund, a management company of a provident fund (hereafter: a "management company", or a management company of a mutual fund (hereafter: a "fund manager").
- The Bank is also prohibited from holding more than 10% of any type of means of control in a corporation that controls a management company, or in a fund manager, or in a corporation that holds over 25% of any type of means of control in any of these.
- The Bank is prohibited from controlling and/or holding more than 5% of any type of means of control in a portfolio manager of a mutual fund, provident fund, or insurer.
- On the other hand, the Bank is permitted to provide pension advice, and also to perform pension investment transactions for its customers.
- However, in accordance with the Pension Advisory Law, advising on and execution of pension investments (not including insurance products) shall be permitted to the Bank only after it has divested from the prohibited holdings in provident and mutual funds and their management companies. After five years have elapsed from this divestment, the Bank will be permitted to advise on and distribute certain insurance products as well.
- Concurrently, limits were also imposed on the holdings of the controlling shareholders of the Bank.
- The Bank's divestment from provident fund management companies is to be completed within three years, and the detachment from mutual fund management companies is to be completed within four years.
- An amendment to the law clarifies that the Bank is permitted to provide various operational services to provident funds.
- The Bank has now been permitted to control a corporation that is an insurance agent engaged in life insurance and property insurance in the course of granting housing loans.
- The law authorizes the Supervisor of Banks to impose a civil fine on a banking corporation that violates various directives of this Law.

Amendments to the Banking Ordinance, 1941

- The Supervisor's authority to issue Proper Conduct of Banking Business directives was grounded in legislation.
- In addition, the Proper Conduct of Banking Business directives issued by the Supervisor in the past were granted validity.
- The Supervisor was granted the authority to impose monetary sanctions on a bank for the violation of a Proper Conduct of Banking Business directive, or for the violation of a decree of the Governor with regard to the early settlement of a housing loan or non-transaction deposits.
- The Supervisor was permitted to transfer information and documents that reach him in the course of his duties to the Israel Securities Authority and to the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance, as necessary for the fulfillment of their duties.

Amendments to the Banking (Service to Customers) Law, 5741-1981

- The Supervisor was granted the authority to impose monetary sanctions in varying amounts on banking corporations for the violation of the directives of this law and/or of rules issued by the Governor of the Bank of Israel under force of law.

Amendments to the Regulation of Investment Advice and Investment Portfolio Management Law, 5755-1995

- The law now distinguishes between two different occupations: investment advisor, engaged in advising customers on financial products, with no affinity thereto; and investment marketer, permitted to market financial products to which it has an affinity. Both occupations require a license, and the two licenses cannot be held simultaneously.
- The Bank is not permitted to receive an investment marketer's license, and its involvement in the capital market is permitted solely as an investment advisor. A similar limitation applies to a corporation related to the Bank. However, the Bank and the related corporation were permitted to engage in marketing structured products, options, or futures issued by the Bank.
- An institutional entity controlled by a controlling shareholder of a banking corporation on the eve of publication of the law is permitted to engage in investment marketing for three and a half years from the law's date of inception.
- Subject to certain exceptions, a license holder is prohibited from receiving benefits related to its occupation, other than a fee and reimbursement of expenses. However, the holder of an advisor's license is permitted to receive a distribution commission from a fund manager and from a management company, according to the relevant laws and the regulations instituted by force of those laws. In addition, the holder of an investment advisor's license is permitted to perform a transaction in securities issued by the advisor or by one controlled by it.
- Charging a customer for a fee and reimbursement of expenses in respect of investment advising shall be carried out independently of the issuing the securities, or having an affinity to the financial asset for which the investment advise was provided.
- An investment advisor is prohibited from providing advice or performing a transaction with regard to a financial asset to which an institutional entity holding more than 10% of the means of control in the advisor has an affinity.

- The entry of an investment advisor into an agreement to provide services with an institutional entity that constitutes an exceptional agreement for the advisor requires approval in advance and in writing by the Chairman of the Israel Securities Authority and by the Supervisor of Banks. Until the end of 2010, such a transaction also requires the approval of the Antitrust Commissioner.
- The Bank and corporations under its control are prohibited from issuing exchange-traded funds.
- The Israel Securities Authority has been granted authority similar to that of the Supervisor of Banks to determine Proper Management Directives for license holders. In addition, the ISA was granted the authority to impose civil fines for violations of various directives of the law or of any directive of the Proper Management Directives. If the fine is imposed on a bank, the fine may be increased.

Amendments to the Joint Trust Investments Law, 5754-1994

- Holding more than 30% of a certain type of means of control in a fund manager, and control of a fund manager, requires a permit from the licensing committee to be established under the law.
- Such a permit shall not be granted if after granting the permit, the market share of its recipient in the field of mutual funds would exceed 20%. Similarly, a fund manager shall not be permitted to transfer the management of funds to another fund manager if, after the transfer, the recipient's market share would rise to over 20%.
- The Minister of Finance was authorized to establish conditions under which a distributor may charge a commission from the purchaser of a unit of a mutual fund, as well as directives as to the maximum rate of such a commission and the manner of its calculation. Until near the publication date of these statements, the regulations on this matter were not instituted.
- The rate of the commission to be charged by a distributor for the sale of units in a mutual fund shall not change due to the fact that it is charged to different fund managers. With regard to this commission as well, it was determined that its maximum rate would be established in the regulations. Until near the publication date of these statements, the regulations on this matter were not instituted.
- The Israel Securities Authority was authorized to issue Proper Management Directives with regard to a fund manager, a trustee, officers, and anyone employed by these entities, similar to the authorities granted to the Supervisor of Banks.

Amendments to the Supervision of Financial Services (Insurance) Law, 5741-1981

- A pension advisor, as defined in the Pension Advisory Law, will be permitted to engage in brokering in insurance, provided that this is performed as part of the provision of pension advice and within the limits of the law.
- An investment advisor or a pension advisor cannot receive an insurance agent's license.
- A banking corporation is prohibited from receiving an insurance agent's license in the field of pension insurance.
- Holding more than 5% of any means of control in an insurer, and holding control of an insurer or an insurance agent that is a corporation, requires a permit from the Supervisor of Insurance.
- Should the applicant for the acquisition of such means of control hold a market share exceeding 15% of the total value of long-term savings assets, such a permit shall not be granted and is prohibited by law, with some exceptions established by the law.

The Pension Advisory Law

- The law distinguishes between two new occupation types, which require a license: pension advising, provided with regard to products to which the pension advisor has no affinity, and pension marketing. One engaged in pension marketing shall be known as a "Pension Agent," and shall be permitted to have an affinity to the product for which the advice is provided.
- A pension agent's license shall not be granted to a pension advisor, an investment advisor, or anyone employed by them.
- A banking corporation controlled by a holder of more than 10% of an institutional entity, or controlling an institutional entity, is permitted to receive a pension advisor's license, under conditions to be established by the Supervisor of the Capital Market, and subject to the conditions detailed below. In addition, it shall be prohibited from engaging in pension advising with regard to products to which the institutional entity, those controlling it, those under its control, or a controlling shareholder of the banking corporation has an affinity.
- In order to receive a pension advisor's license, the banking corporation will be required to comply with the following conditions, among other things:
    - It does not hold more than 5% of a certain type of means of control in an insurer, or more than 10% in another corporation that controls an insurer, a management company, or a fund manager, or holds more than 25% of any of these;
    - It does not hold any means of control in a fund manager or a management company;
    - The Supervisor of the Capital Market was persuaded, following consultation with the Antitrust Commissioner and the Supervisor of Banks, that granting the license will not cause material damage to the development of competition or to the prevention of concentration in various areas of the capital market.
- For five consecutive years from the date at which all of the qualifying conditions listed above are fulfilled by the banking corporation, the banking corporation's pension advising license will be limited, so that it cannot provide pension advice regarding insurance products, and it shall be required to notify its customers of this limitation.
- The provision of advisory services by the banking corporation to its customers shall be carried out at its branches.
- A banking corporation is prohibited from controlling or being an interested party in a corporation that is a pension advisor, and is not in itself a banking corporation.
- A banking corporation is prohibited from entering into an agreement with a workers' representation organization with regard to the provision of pension advice to the workers represented by the organization.
- A license holder, under this law, is subject to broad duties of caution and fiduciary duties, as well as record keeping and reporting duties, similar to those imposed on investment advisors and investment marketers.
- The execution of a transaction in respect of a pension product for a customer is permitted only as part of pension marketing or advising and as a continuation thereof; in the case of ongoing savings, this may only be performed within the framework of an agreement for ongoing advising or marketing, for the period specified in the agreement.

- A pension advisor is prohibited from entering into an agreement with an institutional entity for the provision of services which is an exceptional agreement for the advisor, except with the approval of the Supervisor of the Capital Market, Insurance and Savings at the Ministry of Finance (hereafter "the Supervisor"), in advance and in writing; if it is a banking corporation, the approval of the Supervisor of Banks is also required. Until the end of 2010, the approval of the Antitrust Commissioner will be required as well for such an agreement.
- A pension advisor is prohibited from receiving, directly or indirectly, a benefit related to pension advising or related to the execution of a transaction for a customer, other than a fee and reimbursement of expenses paid directly by the customer according to an agreement between them. The pension advisor is also permitted to receive a distribution commission collected from a management company with an affinity to a pension product, provided that the customer has consented to the collection of the commission and to its rate, in advance and in writing.
- An institutional entity is prohibited from giving a pension advisor a benefit related to pension advising or related to the execution of a transaction, with the exception of the payment of a distribution commission, the maximum rate of which is to be established in the regulations. Until near the publication date of these statements, the regulations on this matter were not instituted.
- A pension advisor that is a banking corporation is prohibited from entering into an agreement with an employer or an employers' organization for the matter of providing pension advice to the employees of the employers who are members of the organizations.
- The Supervisor of the Capital Market is granted the authority to supervise license holders, similar to the authority of supervision of insurers and insurance agents. The Supervisor was additionally authorized to issue Proper Management Directives, as well as to impose monetary sanctions and civil fines. Further, penalties were established in the law for violation of the Supervisor's directives, including infractions attributed to officers.
- According to the transitional directives in the law, a banking corporation that engaged in investment advising on the eve of the law's inception is permitted to continue to engage therein, including with regard to provident funds that are not insurance funds, until three and a half years have elapsed from the date of the law's inception, and the directives of the Regulation of Investment Advice and Investment Portfolio Management Law 1995 will apply to it.

The Provident Funds Law

- The law regulates anew the establishment, holding, and management of provident funds of all types, and the system of supervision thereof by the Supervisor. The Supervisor was granted the authority to impose monetary sanctions and civil fines for infractions of the directives established under this law.
- The management of provident funds of any type shall be contingent on the receipt of a management company license. Holding over 5% of any type of means of control in a management company will require a permit, as will control of a management company.
- A management company must deposit the cash belonging to the provident fund with a banking corporation, a financial institution outside Israel that complies with the conditions established, or another entity approved for that purpose by the Supervisor. The fund's securities accounts must be managed with a stock exchange member or with other entities approved by the Supervisor.

- A management company is prohibited from paying any person a commission or any other consideration for a member's joining a fund or remaining a member thereof, or for deposits, withdrawals, or transfers of moneys, with the exception of a distribution commission to a pension advisor or to a holder of an insurance agent license in the pension insurance sector, or an investment marketer, as noted above.
- The Minister of Finance was authorized to establish conditions under which a management company is permitted to pay a distribution commission – among other things, for a member joining a provident fund or continuing membership in the fund – as well as directives regarding the maximum rate of the commission and the manner of its calculation. Until near the publication date of these statements, the regulations on this matter were not instituted.

The Bank is examining the various options likely to be available for the implementation of the directives of the new legislation and divestment from all its holdings in provident and mutual funds. At this stage, the Bank is examining the possibility of selling the management companies of the provident and mutual funds to third parties, or transferring their ownership to the Bank's shareholders, or taking a course that combines these two options.

While it is possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual fund management companies may have an adverse impact on its business results, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty, in relation to the following matters, among other things:

The manner in which the Bank will elect to divest from its assets, and the financial consequences of each of the options chosen; the timing of the divestment, guidelines that will be provided in regulations regarding the commissions the Bank will be entitled to charge; the volume of the Bank's expected revenues from commissions for the distribution of provident and mutual fund investments to the public; the date at which the Bank will be permitted to charge these commissions; the volume of commissions which the Bank will collect from its customers for advising on their investments; and the date at which the Bank will be permitted to sell life insurance products.

The Bank Group's income from provident fund management fees totaled NIS 189 million in January-June 2005, compared with NIS 168 million in the same period last year, and NIS 348 million in the whole of 2004.

The Bank Group's income from mutual fund management fees totaled NIS 235 million in January-June 2005, compared with NIS 194 million in the same period last year, and NIS 402 million in the whole of 2004.

See Note 2 to the Condensed Financial Statements and the Auditors' Review Report.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives.

This involvement is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in initiating changes.

In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion. In addition to these activities, in 2004 the Bank launched its flagship community project, "Read & Succeed".

The Bank Group's involvement in the community is expressed in several diverse areas of activity and projects:

- "Poalim for the Community" Foundation - contributes to a wide range of organizations which support the needy.
- "Read & Succeed" - in addition to the Bank's ongoing community activities, the flagship project "Read & Succeed" was launched in 2004, to encourage reading by children and to increase public awareness in this area.
- "Poalim Volunteers" - extensive volunteer activities by Bank employees, encouraged by Bank management, on both an organized and an independent basis.
- Community-oriented sponsorships - funding social activities through community-oriented sponsorships.
- Donations of computers and equipments - each year the Bank donates computers and equipment to educational institutions, health institutions, and various non-profit organizations.
- Special community projects - on Jewish holidays and special occasions, Bank Hapoalim participates in activities for the community.
- Collaboration with the "Matan - Your Way to Give" Foundation - the Bank's employees and managers take an active part in activities through "Matan - Your Way to Give," which raises donations from employees for a variety of community projects.

Through these areas of activity, and through the various projects promoted by the Bank Group, the Group's commitment to the community in the first half of 2005 totaled a monetary value of approximately NIS 13 million.

"Poalim for the Community" Foundation - Monetary donations to the numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.

In 2005, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, support for weak populations and educational institutions, culture, welfare, health, and science. Through the Foundation, the Bank contributes to higher education institutions, to scholarships for university students and underprivileged schoolchildren, and to the development of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and require special assistance in order to progress in their studies.

The "Poalim for the Community" Foundation also contributes to museums throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.

Another important area in which "Poalim for the Community" is a regular donor is health. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.

The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help in realizing wishes of children suffering from cancer.

"Read & Succeed" community project - The Bank has taken on the aim of changing the reading habits of Israeli children and youth, and, in addition to its ongoing community activities, decided to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. This decision arose from a series of highly troubling data, indicating the 'cultural context' of Israeli children, which will influence their status as adults, and will deeply affect our future society.

The "Read & Succeed" project is being carried out with the support of the Ministry of Education, Culture, and Sports, with the aim of raising public awareness.

As a key element of the project, the Bank will purchase tens of thousands of books, while also collecting books at the Bank's branches, for distribution to school libraries throughout Israel. The project will also include a public information campaign, in which the Bank will invite the general public to bring children's books to its branches for donation to libraries. Other activities will include meetings between children and well-known children's authors, a nationwide reading quiz game, and a public informational campaign, which will be conducted in collaboration with the Reshet television company, the Children's Channel, and other media. Familiar characters that are popular among children and adolescents will promote changes in reading habits.

An additional component of the project is based on Bank employees' participation in volunteer activities related to the project.

"Poalim Volunteers" employee volunteer project - Through cooperation between several Bank Areas, this project assists employees who wish to volunteer for community activities. The Bank areas involved are the Human Resources Area, the employees' union, the Manager of Community Affairs, regional administrations of the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees in the southern and central regions are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Bank employees in other areas also volunteer individually with the Bank's assistance.

Community-oriented sponsorships - The Bank is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health institutions.

Donations of computers and equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates hundreds of computers and other equipment each year.
In the first half of 2005, the Bank donated 699 computers.

"Poalim for Culture and Nature in Israel" - Towards Passover, the Bank decided on a special project in which all Israelis were invited to visit 22 sites and museums throughout Israel free of charge, during the holiday. Bank Hapoalim believes closeness to our heritage and culture is of the utmost importance, and as part of this aim decided to allow parents and children throughout Israel to travel during the holiday and enjoy a variety of museums and sites all over the country, without the visits causing a heavy monetary burden for the families.

"Matan - Your Way to Give" (hereafter: "Matan") **-** Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation.
Through the "Matan Campaign", employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model of activity is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting weak groups in society and strengthening them. Donations are distributed in a unique process, based on standards of proper management and effectiveness. Bank employees participate as volunteers on the "Matan" fund designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers", assisting in the monitoring process of use of the funds donated.
"Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Other Matters

The Israel Police conducted an investigation into the Poalim for You campaign initiated by the Bank in late 1993, including customers' complaints against the Bank in respect of the provision of advice/recommendations to invest in mutual funds of the Bank in late 1993 and early 1994.

Following a request by the Anti-Trust Commissioner, the Bank has approached the Commissioner in order to regulate by means of a type exemption the cooperation between banks in the areas of credit and syndications for granting loans with the customers' consent, provided that the amount of credit exceeds an amount to be determined, or, alternatively, that a restriction under Bank of Israel directives and/or under the law prevents the Bank from extending the credit requested by the customer alone. The Commissioner stated that until a type exemption is introduced in cooperation with the Bank of Israel, or by February 17, 2003, whichever is earlier, he does not intend to enforce the provisions of the law on cooperation between the banks in the granting of credit (consortiums) that meet the terms detailed in the Commissioner's notification.
On March 5, 2003, the Commissioner extended the validity of his notification, with a number of changes, until December 31, 2003. The main change is the reduction of the minimum aggregate amount of credit in consortium arrangements in which both the Bank and Bank Leumi Le-Israel B.M. are members, to NIS 100 million. It was explained that this restriction would not apply to a consortium arrangement concerning the repayment of debt deriving from credit granted prior to August 18, 2002, to the same person by the Bank and by Bank Leumi Le-Israel B.M.
The Commissioner has once again extended the validity of his notification on the matter of consortiums for granting credit, so that it is now in effect until December 31, 2005.

On November 5, 2003, media publications reported that a police investigation was being conducted in connection with an agreement concluded on March 30, 1999 between the Bank and the National Insurance Institute, under which disagreements that had existed between them concerning sums that the Bank had not forwarded to the National Insurance Institute during the 1980s were resolved.
The National Insurance Institute's demand of the Bank in respect to the aforementioned past debts came to NIS 86 million, including penalties and linkage differentials. According to the agreement, the Bank paid the National Insurance Institute the sum of NIS 20 million for full clearance of all claims by the National Insurance Institute for National Insurance premiums through the end of 1994. According to the reports, the police investigation also concerns a payment that the Bank made to a consultant that it had employed for assistance in attaining the aforementioned agreement, at the rate of 10% (plus VAT) of the difference between the National Insurance Institute's demand and the sum stipulated in the agreement.
During the police investigation, a Member of the Board of Management and Comptroller of the Bank was detained for questioning from November 5 to November 11, 2003, and resumed his full duties at the Bank on December 1, 2003.
With regard to the agreement of March 30, 1999, the former Director General of the National Insurance Institute, Prof. J. Stessman, stated to the media and to the Knesset Labor and Social Affairs Committee that the agreement had been reached lawfully, after having been examined by the chief legal advisor of the Institute and approved by 15 members of the Institute's management. He claimed that the agreement had also been examined by the State Comptroller and was found to be free of flaws.
In the Bank's opinion, under these circumstances, the foregoing will have no effect on the Bank's financial position or its results of operations.

On February 18, 2004, the Knesset Economic Committee held a discussion on the rate of commissions which banks charge their customers. In the discussion, the Chairman of the Committee asked the banks' General Managers to freeze commission prices pending completion of an examination by the Supervisor of Banks and by a professional team that the Economic Committee decided to establish.

In addition, several private draft laws aimed at limiting banking commission charges were submitted to the Knesset during the year.

In June 2004, the Anti-Trust Commissioner notified the Bank that in the context of investigating the nature and level of competition between the banks in the provision of current account management banking services, he leans towards the position that the level of competition for provision of these services, particularly in the area of the commissions charged for these services, is low. Therefore, he is considering exercising his authority under the Restrictive Trade Practices Law, 5748-1988, in order to determine whether five banks, including the Bank, constitute a cartel, which should be seen as the holder of a monopoly in the provision of the above-noted services. The Bank has stated its objection to the Commissioner's position.

Soon afterward, the Chairman of the Knesset Economic Committee suggested that an attempt should be made to bring about approval of a package deal with the participation of the banks, the Bank of Israel, and the Anti-Trust Commissioner, to promote legislation to regulate commissions. The Economic Committee approved the package deal on September 1, 2004.

The Bank has announced its agreement to adopt the package deal, as suggested by the Economic Committee, even improving the terms to sectors with special characteristics, beyond the terms proposed by the committee, subject to the approval of the package deal by all relevant parties.

In a discussion held by the Economic Committee, the Bank of Israel presented a draft law which it intends to submit to the Ministry of Finance, for the initiation of legislation.

According to the Bank of Israel's proposal, the circumstances under which the Supervisor of Banks would be authorized to intervene in the rates of the following commissions would be specified by legislation: commissions that may impede competition; commissions for a service which the customer must receive from a particular banking institution; commissions for vital services related to current accounts; and commissions charged without reasonable justification.

On January 3, 2005, the Economic Committee, the Antitrust Commissioner, and the Supervisor of Banks approved an addendum to the package deal formulated at the end of 2004, which includes additional terms, including a requirement to freeze commissions for a period of one year. Despite the agreement that was formulated, the Supervisor of Banks sought to improve the package deal, and defined additional terms to be included under the package deal, as well as a target date for its implementation - by December 1, 2005.

On July 4, 2005, the Supervisor of Banks announced to the Economic Committee that his proposal had been accepted by all of the banks. Among other things, the banks undertook to freeze commissions until May 31, 2006.

The Bank announced its agreement to adopt the package deal, and to advance its implementation to October 1, 2005.

Within the package deal for households, private customers will be able to select a basic basket that includes a range of current account transactions at a monthly price of NIS 18. In addition, line item fees and fixed management fees, which these customers are currently charged, will be cancelled. The minimum monthly fee for the management of an account will stand at NIS 10.
At this stage, the Bank cannot assess the consequences of all of the above, if any, for the Bank's financial status and results of operations.

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents.
The Antitrust Authority did not disclose the reason for the seizure of the documents or the subject of its investigation of the Bank.
As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi Bank. In July 2005, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law.
In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit.
The police summoned employees of the Bank and of the Trust Company, including officers, for questioning.
In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the results and consequences of the investigation.

Further to the information reported in the section on the Bank Group's activity, and the description of business developments in the financial statements as at December 31, 2004, regarding investments in the Bank's share capital, note that in August 2005, Hyperion BH Holding LLC and Hyperion BH Holding II LLC sold all their holdings in the Bank: 28,195,060 ordinary shares of the Bank, which constituted 2.2% of the Bank's capital, in consideration for NIS 15.05 per share, or a total consideration of approximately NIS 425 million. Upon completion of the sale, these foreign corporations ceased to be interested parties in the Bank, as part of the Arison-Dankner Group.
Following the above-mentioned sale, near the publication date of the financial statements, the Arison-Dankner Group held 29.1% of the issued and paid-up share capital, compared with 31.3% at the end of March 2005.

On March 21, 2005, the Board of Directors ratified its resolution dated June 30, 1998, with regard to the Bank's dividend policy. According to the resolution, at least half of the Bank's net profit will be distributed as dividends each year. It was resolved that the said dividend distribution would be carried out each quarter.

On March 21, 2005, the Bank's Board of Directors declared a dividend of NIS 339 million. This dividend, representing 27% of the issued share capital of the Bank, or 27 agorot per NIS 1 par value share, was paid on April 14, 2005.

On May 18, 2005, the Bank's Board of Directors declared a dividend of NIS 528 million. This dividend, representing 42% of issued share capital of the Bank, or 42 agorot per NIS 1 par value share, was paid on June 14, 2005.

On August 17, 2005, the Bank's Board of Directors declared a dividend of NIS 390 million, representing 31% of issued share capital of the Bank, or 31 agorot per NIS 1 par value share. The Board of Directors further resolved to declare August 29, 2005, as the date of record, August 30, 2005, as the ex-date, and September 13, 2005, as the date of payment.

With regard to legal claims and requests to certify class actions against the Bank and its consolidated companies, see Note 3 to the Condensed Financial Statements and the Auditors' Review Report.

The Board of Directors of the Bank held 18 meetings during the period of April-June 2005.
The Board of Director's various committees held 68 meetings during the period of April-June 2005.

Controls and Procedures

In accordance with the public reporting directives of the Supervisor of Banks, it has been determined that starting with these interim financial statements, the Chief Executive Officer and the Chief Accounting Officer - Head of Comptrolling of the Bank will each separately sign a certification regarding "Controls and Procedures Concerning Disclosure", in accordance with the directives of Section 302 of the Sarbanes-Oxley Act (hereafter the "Disclosure Certification"). This directive by the Supervisor of Banks is part of a comprehensive policy which has not been established as yet, but according to the Supervisor of Banks' draft circular dated July 18, 2005, is intended for implementation in the coming years. The policy concerns the adoption and assimilation of Section 404 of the Sarbanes-Oxley Act and reporting in accordance with it, and will include, among other things, declarations with regard to "The Effectiveness of Internal Control of Financial Reporting".

The aforesaid Disclosure Certification refers to controls and procedures regarding disclosure, aimed at ensuring that information which the Bank is required to disclose in its financial statements is recorded, processed, summarized, and reported in accordance with the Supervisor of Banks' public reporting directives, and in accordance with additional reporting directives. Controls and procedures regarding disclosure are aimed, among other things, at ensuring that such information is accumulated and transmitted to the management of the corporation in a manner that enables decisions to be made at the appropriate time, with regard to the disclosure requirements.

At this stage, the Disclosure Certification is not meant to cover the broader aspects of the evaluation of "The Effectiveness of Internal Control of Financial Reporting" established in Section 404, which include, among other things, the planning of a process aimed at providing reasonable confidence with regard to the evaluation of policy and procedures concerning the accuracy of records, completeness of records, correct authorizations in recording receipts and payments, and prevention and identification of unauthorized actions which may have a material impact on the Bank's financial reporting.

Evaluation of Controls and Procedures Regarding Disclosure

The Board of Management of the Bank, in cooperation with the Chief Executive Officer and the Chief Accounting Officer - the Head of Comptrolling at the Bank, have assessed the effectiveness of the controls and procedures regarding disclosure at the Bank as at June 30, 2005. Based on this assessment, the Chief Executive Officer and the Chief Accounting Officer – the Head of Comptrolling, have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the public reporting directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the quarter ended June 30, 2005, there was no change in the Bank's internal control of financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the Bank's financial reporting.

Shlomo Nehama
Chairman of the Board of Directors

Zvi Ziv
President & Chief Executive Officer

Tel-Aviv, August 17, 2005

Principal Data of the Bank Hapoalim Group

Reported amounts
(in millions of NIS)

	For the 3 months ending on June 30		Change	For the 6 months ending on June 30		Change
	2005	2004		**2005**	2004	
Profit and Profitability						
Profit from financing activities before provision for doubtful debts	**1,838**	1,866	(1.5%)	**3,633**	3,593	1.1%
Provision for doubtful debts	**333**	476	(30.0%)	**794**	888	(10.6%)
Operating and other income	**1,122**	1,039	8.0%	**2,180**	2,061	5.8%
Operating and other expenses	**1,707**	1,577	8.2%	**3,392**	3,238	4.8%
Operating profit before taxes	**920**	852	8.0%	**1,627**	1,528	6.5%
Operating profit after taxes	**581**	513	13.3%	**970**	890	9.0%
Net profit	**601**	534	12.6%	**1,527**	1,047	45.9%

				change compared with	
	30.6.2005	30.6.2004	31.12.2004	30.6.2004	31.12.2004
Balance Sheet – Principal Items					
Total balance sheet	**257,402**	261,090	262,042	(1.4%)	(1.8%)
Credit to the public	**179,507**	184,149	182,542	(2.5%)	(1.7%)
Securities	**27,435**	34,501	35,929	(20.5%)	(23.6%)
Deposits from the public	**198,954**	205,492	206,666	(3.2%)	(3.7%)
Debentures and subordinated notes	**20,892**	18,504	18,251	12.9%	14.5%
Shareholders' equity	**15,976**	14,726	15,166	8.5%	5.3%

	30.6.2005	30.6.2004	31.12.2004
Principal financial ratios			
Shareholders' equity to total assets	**6.2%**	5.6%	5.8%
Tier 1 capital to total assets	**7.4%**	7.2%	7.4%
Capital to risk assets	**11.03%**	10.9%	11.0%
Credit to the public to total assets	**69.7%**	70.5%	69.7%
Deposits from the public to total assets	**77.3%**	78.7%	78.9%
Operating income to operating expenses	**64.3%**	63.7%	66.1%
Operating expenses to total income	**58.4%**	57.3%	56.5%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[(a)]	**0.5%**	0.6%	0.6%
Rate of provision for taxes	**40.4%**	41.8%	43.3%
Return of net profit on equity[(a)]	**21.4%**	15.3%	15.2%
Return of net profit on total assets[(a)]	**1.2%**	0.8%	0.8%
Return of operating profit before taxes on equity, net[(a)]	**22.4%**	23.2%	23.1%
Return of operating profit after taxes on equity, net[(a)]	**13.1%**	13.2%	13.1%

(a) Annualized.

Management Review - Rates of Income and Expense - Consolidated

Reported amounts (in millions of NIS)

	For the three months period ended June 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Israeli currency - Unlinked								
Assets[5][6]	**84,008**	**1,202**	**5.85**		76,711	1,211	6.47	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**17,944**	**442**			17,265	261		
Total assets	**101,954**	**1,644**		**6.61**	93,976	1,472		6.41
Liabilities[6]	**(87,057)**	**(563)**	**(2.61)**		(80,749)	(564)	(2.82)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(11,136)**	**(269)**			(11,576)	(186)		
Total liabilities	**(98,193)**	**(832)**		**(3.43)**	(92,325)	(750)		(3.29)
Interest spread			**3.24**	**3.18**			3.65	3.12
Israeli currency - Linked to the CPI								
Assets[5][6]	**57,045**	**1,158**	**8.37**		62,294	1,622	10.83	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**796**	**13**			1,235	30		
Total assets	**57,841**	**1,171**		**8.35**	63,529	1,652		10.81
Liabilities[6]	**(45,536)**	**(825)**	**(7.45)**		(51,821)	(1,170)	(9.34)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(2,339)**	**(31)**			(2,106)	(64)		
Total liabilities	**(47,875)**	**(856)**		**(7.35)**	(53,927)	(1,234)		(9.47)
Interest spread			**0.92**	**1.00**			1.49	1.34

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2005, NIS (254) million (June 30, 2004: NIS (77) million) in the unlinked segment, NIS (39) million (June 30, 2004: NIS (1) million) in the CPI-linked segment, NIS (10) million (June 30, 2004: NIS 11 million) in the foreign currency segment (local activity), NIS (169) million (June 30, 2004: NIS 90 million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

(in millions of NIS)

	For the three months period ended June 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Foreign currency - (local activity)								
(including Israeli currency linked to foreign currency)								
Assets[5][6]	**64,199**	**2,778**	**18.46**		65,641	(231)	(1.40)	
Effect of derivatives[4]								
Hedging derivatives	**4,758**	**288**			4,337	(125)		
Embedded derivatives								
and ALM	**69,671**	**2,092**			79,178	(609)		
Total assets	**138,628**	**5,158**		**15.90**	149,156	(965)		(2.56)
Liabilities[6]	**(51,652)**	**(1,810)**	**(14.77)**		(49,749)	492	3.90	
Effect of derivatives[4]								
Hedging derivatives	**(4,673)**	**(260)**			(4,139)	36		
Embedded derivatives								
and ALM	**(74,710)**	**(2,324)**			(83,994)	678		
Total liabilities	**(131,035)**	**(4,394)**		**(14.10)**	(137,882)	1,206		3.45
Interest spread			**3.69**	**1.80**			2.50	0.89
Foreign currency - (Foreign activity)								
Assets[5][6]	**36,467**	**1,092**	**12.53**		43,886	(200)	(1.81)	
Effect of derivatives[4]								
Hedging derivatives	**11,169**	**232**			13,201	47		
Embedded derivatives								
and ALM	**269**	**-**			679	(1)		
Total assets	**47,905**	**1,324**		**11.52**	57,766	(154)		(1.07)
Liabilities[6]	**(41,294)**	**(1,529)**	**(15.65)**		(51,615)	588	4.48	
Effect of derivatives[4]								
Hedging derivatives	**(11,169)**	**(96)**			(13,201)	(220)		
Embedded derivatives								
and ALM	**(918)**	**18**			(825)	(33)		
Total liabilities	**(53,381)**	**(1,607)**		**(12.60)**	(65,641)	335		2.03
Interest spread			**(3.12)**	**(1.08)**			2.67	0.96

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2005, NIS (254) million (June 30, 2004: NIS (77) million) in the unlinked segment, NIS (39) million (June 30, 2004: NIS (1) million) in the CPI-linked segment, NIS (10) million (June 30, 2004: NIS 11 million) in the foreign currency segment (local activity), NIS (169) million (June 30, 2004: NIS 90 million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

(in millions of NIS)

	For the three months period ended June 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Total								
Monetary assets generating								
financing income[5][6]	**241,719**	**6,230**	**10.71**		248,532	2,402	3.92	
Effect of derivatives[4]								
Hedging derivatives	**15,927**	**520**			17,538	(78)		
Embedded derivatives								
and ALM	**88,682**	**2,598**			98,357	(319)		
Total assets	**346,328**	**9,348**		**11.24**	364,427	2,005		2.22
Monetary liabilities generating								
financing expenses[6]	**(225,539)**	**(4,727)**	**(8.65)**		(233,934)	(654)	(1.12)	
Effect of derivatives[4]								
Hedging derivatives	**(15,842)**	**(356)**			(17,340)	(184)		
Embedded derivatives								
and ALM	**(89,103)**	**(2,606)**			(98,501)	395		
Total liabilities	**(330,484)**	**(7,689)**		**(9.64)**	(349,775)	(443)		(0.51)
Interest spread			**2.06**	**1.60**			2.80	1.71

(1) The data are given before and after the effect of hedging transactions (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2005 NIS (254) million (June 30, 2004: NIS (77) million), in the unlinked segment, NIS (39) million (June 30, 2004: NIS (1) million) in the CPI-linked segment, NIS (10) million (June 30, 2004: NIS (11) million) in the foreign currency segment (local activity), NIS (169) million (June 30 2004: NIS 90 million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

Reported amounts (in millions of NIS)

	For the three months period ended June 30			
	2005		2004	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**(66)**		53
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**48**		13
Commissions from financing transactions and other financing income[5]		**202**		239
Other financing expenses		**(5)**		(1)
Profit from financing activities before provision for doubtful debts		**1,838**		1,866
Provision for doubtful debts (including general and supplementary provision)		**(333)**		(476)
Profit from financing activities after provision for doubtful debts		**1,505**		1,390
Total				
Financial assets that generated financing income[3][4]	**241,719**		248,532	
Assets deriving from derivative instruments[6]	**3,215**		4,454	
Other financial assets	**1,660**		873	
General provision and supplementary provision for doubtful debts	**(1,128)**		(1,239)	
Total financial assets	**245,466**		252,620	
Total				
Financial liabilities that generated financing expenses[4]	**(225,539)**		(233,934)	
Liabilities deriving from derivative instruments[6]	**(4,224)**		(4,656)	
Other financial liabilities	**(3,469)**		(3,755)	
Total financial liabilities	**(233,232)**		(242,345)	
Total excess of assets over financial liabilities	**12,234**		10,275	
Non-monetary assets	**5,410**		5,190	
Non-monetary liabilities	**(1,050)**		(246)	
Total capital resources	**(16,594)**		(15,219)	

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding option), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2005, NIS (254) million (June 30, 2004: NIS (77) million) in the unlinked segment, NIS (39) million (June 30, 2004: NIS (1) million) in the CPI-linked segment, NIS (10) million (June 30, 2004: NIS 11 million) in the foreign currency segment (local activity), NIS (169) million (June 30, 2004: NIS 90 million) in the foreign currency segment (activity abroad).

(4) Excluding derivative instruments.

(5) Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.

(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

(in millions of U.S.$)

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months period ended June 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Foreign currency (local activity)								
(including Israeli currency linked to foreign currency)								
Assets[5][6]	**14,121**	**(53)**	**(1.49)**		14,935	33	0.89	
Effect of derivatives[4]								
Hedging derivatives	**1,068**	**63**			953	(28)		
Embedded derivatives								
and ALM	**15,670**	**212**			17,545	(34)		
Total assets	**30,859**	**222**		**2.91**	33,433	(29)		(0.35)
Liabilities[6]	**(11,780)**	**139**	**4.64**		(11,010)	38	1.37	
Effect of derivatives[4]								
Hedging derivatives	**(1,049)**	**(56)**			(912)	8		
Embedded derivatives								
and ALM	**(17,029)**	**(244)**			(18,022)	46		
Total liabilities	**(29,858)**	**(161)**		**(2.17)**	(29,944)	92		1.22
Interest spread			**3.15**	**0.74**			2.26	0.87
Foreign currency (foreign activity)								
Assets[5][6]	**8,255**	**15**	**0.73**		9,606	69	2.90	
Effect of derivatives[4]								
Hedging derivatives	**2,287**	**49**			2,981	11		
Embedded derivatives								
and ALM	**78**	**-**			148	(1)		
Total assets	**10,620**	**64**		**2.43**	12,735	79		2.50
Liabilities[6]	**(9,378)**	**(22)**	**(0.94)**		(11,406)	9	0.32	
Effect of derivatives[4]								
Hedging derivatives	**(2,287)**	**(20)**			(2,982)	(49)		
Embedded derivatives								
and ALM	**(189)**	**4**			(181)	(7)		
Total liabilities	**(11,854)**	**(38)**		**(1.29)**	(14,569)	(47)		(1.30)
Interest spread			**(0.21)**	**1.14**			3.22	1.20

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2005, NIS (254) million (June 30, 2004: NIS (77) million) in the unlinked segment, NIS (39) million (June 30, 2004: NIS (1) million) in the CPI-linked segment, NIS (10) million (June 30, 2004: NIS 11 million) in the foreign currency segment (local activity), NIS (169) million (June 30, 2004: NIS 90 million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

In nominal amounts of
U.S. dollars
(in millions of U.S.$)

	For the three months period ended June 30							
	2005				2004			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
			%	%			%	%
Total								
Monetary assets in foreign currency generating financing income(5)(6)	**22,376**	**(38)**	**(0.68)**		24,541	102	1.67	
Effect of derivatives(4)								
Hedging derivatives	**3,355**	**112**			3,934	(17)		
Embedded derivatives and ALM	**15,748**	**212**			17,693	(35)		
Total assets	**41,479**	**286**		**2.79**	46,168	50		0.43
Monetary liabilities in foreign currency generating financing expenses(6)	**(21,158)**	**117**	**2.19**		(22,416)	47	0.84	
Effect of derivatives(4)								
Hedging derivatives	**(3,336)**	**(76)**			(3,894)	(41)		
Embedded derivatives and ALM	**(17,218)**	**(240)**			(18,203)	39		
Total liabilities	**(41,712)**	**(199)**		**(1.92)**	(44,513)	45		0.40
Interest spread			**1.51**	**0.87**			2.51	0.83

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2005, NIS (254) million (June 30, 2004: NIS (77) million) in the unlinked segment, NIS (39) million (June 30, 2004: NIS (1) million) in the CPI-linked segment, NIS (10) million (June 30, 2004: NIS 11 million) in the foreign currency segment (local activity), NIS (169) million (June 30, 2004: NIS 90 million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

Reported amounts
(in millions of NIS)

	For the six months period ended June 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Israeli currency - Unlinked								
Assets[5][6]	**83,472**	**2,414**	**5.87**		75,707	2,449	6.57	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**18,276**	**827**			17,658	545		
Total assets	**101,748**	**3,241**		**6.47**	93,365	2,994		6.52
Liabilities[6]	**(86,775)**	**(1,123)**	**(2.61)**		(80,980)	(1,221)	(3.04)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(12,119)**	**(610)**			(11,970)	(407)		
Total liabilities	**(98,894)**	**(1,733)**		**(3.54)**	(92,950)	(1,628)		(3.53)
Interest spread			**3.26**	**2.93**			3.53	2.99
Israeli currency - Linked to the CPI								
Assets[5][6]	**57,183**	**1,806**	**6.42**		63,413	2,407	7.74	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**877**	**24**			1,398	46		
Total assets	**58,060**	**1,830**		**6.40**	64,811	2,453		7.71
Liabilities[6]	**(46,208)**	**(1,231)**	**(5.40)**		(52,457)	(1,665)	(6.45)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(2,191)**	**(48)**			(1,991)	(78)		
Total liabilities	**(48,399)**	**(1,279)**		**(5.36)**	(54,448)	(1,743)		(6.50)
Interest spread			**1.02**	**1.04**			1.29	1.21

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2005, NIS (113) million (June 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (June 30, 2004: NIS (3) million) in the CPI-linked segment, NIS (4) million (June 30, 2004: NIS 10 million) in the foreign currency segment (local activity), NIS 6 million (June 30, 2004: NIS 7 million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

Reported amounts
(in millions of NIS)

	For the six months period ended June 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Foreign currency - (local activity)								
(including Israeli currency linked to foreign currency)								
Assets[5][6]	**63,418**	**3,303**	**10.69**		65,656	2,130	6.59	
Effect of derivatives[4]								
Hedging derivatives	**4,650**	**308**			4,203	82		
Embedded derivatives								
and ALM	**67,999**	**2,811**			76,446	2,768		
Total assets	**136,067**	**6,422**		**9.66**	146,305	4,980		6.92
Liabilities[6]	**(50,986)**	**(1,943)**	**(7.77)**		(48,718)	(974)	(4.04)	
Effect of derivatives[4]								
Hedging derivatives	**(4,523)**	**(303)**			(3,961)	(107)		
Embedded derivatives								
and ALM	**(73,036)**	**(2,775)**			(81,565)	(2,886)		
Total liabilities	**(128,545)**	**(5,021)**		**(7.96)**	(134,244)	(3,967)		(6.00)
Interest spread			**2.92**	**1.70**			2.55	0.92
Foreign currency - (Foreign activity)								
Assets[5][6]	**42,936**	**1,513**	**7.17**		42,983	1,428	6.75	
Effect of derivatives[4]								
Hedging derivatives	**11,542**	**313**			12,737	215		
Embedded derivatives								
and ALM	**377**	**-**			714	-		
Total assets	**54,855**	**1,826**		**6.77**	56,434	1,643		5.91
Liabilities[6]	**(47,908)**	**(1,961)**	**(8.35)**		(51,560)	(1,467)	(5.77)	
Effect of derivatives[4]								
Hedging derivatives	**(11,542)**	**(171)**			(12,737)	(183)		
Embedded derivatives								
and ALM	**(907)**	**13**			(878)	(33)		
Total liabilities	**(60,357)**	**(2,119)**		**(7.14)**	(65,175)	(1,683)		(5.23)
Interest spread			**(1.18)**	**(0.37)**			0.98	0.68

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2005, NIS (113) million (June 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (June 30, 2004: NIS (3) million) in the CPI-linked segment, NIS (4) million (June 30, 2004: NIS 10 million) in the foreign currency segment (local activity), NIS 6 million (June 30, 2004: NIS 7 million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

(in millions of NIS)

	For the six months period ended June 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Total								
Monetary assets generating								
financing income[5][6]	**247,009**	**9,036**	**7.45**		247,759	8,414	6.91	
Effect of derivatives[4]								
Hedging derivatives	**16,192**	**621**			16,940	297		
Embedded derivatives								
and ALM	**87,529**	**3,662**			96,216	3,359		
Total assets	**350,730**	**13,319**		**7.74**	360,915	12,070		6.80
Monetary liabilities generating								
financing expenses[6]	**(231,877)**	**(6,258)**	**(5.47)**		(233,715)	(5,327)	(4.61)	
Effect of derivatives[4]								
Hedging derivatives	**(16,065)**	**(474)**			(16,698)	(290)		
Embedded derivatives								
and ALM	**(88,253)**	**(3,420)**			(96,404)	(3,404)		
Total liabilities	**(336,195)**	**(10,152)**		**(6.13)**	(346,817)	(9,021)		(5.27)
Interest spread			**1.98**	**1.61**			2.30	1.53

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2005, NIS (113) million (June 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (June 30, 2004: NIS (3) million) in the CPI-linked segment, NIS (4) million (June 30, 2004: NIS 10 million) in the foreign currency segment (local activity), NIS 6 million (June 30, 2004: NIS 7 million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

(in millions of NIS)

	For the six months period ended June 30			
	2005		2004	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**(73)**		40
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**56**		46
Commissions from financing transactions and other financing income[5]		**489**		459
Other financing expenses		**(6)**		(1)
Profit from financing activities before provision for doubtful debts		**3,633**		3,593
Provision for doubtful debts (including general and supplementary provision)		**(794)**		(888)
Profit from financing activities after provision for doubtful debts		**2,839**		2,705
Total				
Financial assets that generated financing income[3][4]	**247,009**		247,759	
Assets deriving from derivative instruments[6]	**3,554**		4,810	
Other financial assets	**1,851**		1,084	
General provision and supplementary provision for doubtful debts	**(1,182)**		(1,214)	
Total financial assets	**251,232**		252,439	
Total				
Financial liabilities that generated financing expenses[4]	**(231,877)**		(233,715)	
Liabilities deriving from derivative instruments[6]	**(4,345)**		(4,956)	
Other financial liabilities	**(2,849)**		(3,478)	
Total financial liabilities	**(239,071)**		(242,149)	
Total excess of assets over financial liabilities	**12,161**		10,290	
Non-monetary assets	**5,259**		5,091	
Non-monetary liabilities	**(949)**		(239)	
Total capital resources	**(16,471)**		(15,142)	

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2005, NIS (113) million (June 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (June 30, 2004: NIS (3) million) in the CPI-linked segment, NIS (4) million (June 30, 2004: NIS 10 million) in the foreign currency segment (local activity), NIS 6 million (June 30, 2004: NIS 7 million) in the foreign currency segment (activity abroad).
(4) Excluding derivative instruments.
(5) Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.
(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

In nominal amounts of U.S. dollars (in millions of U.S.$)

	For the six months period ended June 30							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Foreign currency (local activity)								
(including Israeli currency linked to foreign currency)								
Assets[5][6]	**14,496**	**(102)**	**(1.40)**		14,720	74	1.01	
Effect of derivatives[4]								
Hedging derivatives	**1,054**	**68**			929	18		
Embedded derivatives								
and ALM	**15,379**	**236**			16,895	281		
Total assets	**30,929**	**202**		**1.31**	32,544	373		2.31
Liabilities[6]	**(11,760)**	**244**	**4.11**		(10,896)	64	1.17	
Effect of derivatives[4]								
Hedging derivatives	**(1,025)**	**(66)**			(876)	(24)		
Embedded derivatives								
and ALM	**(16,547)**	**(200)**			(17,659)	(272)		
Total liabilities	**(29,332)**	**(22)**		**(0.15)**	(29,431)	(232)		(1.58)
Interest spread			**2.71**	**1.16**			2.18	0.73
Foreign currency (foreign activity)								
Assets[5][6]	**9,252**	**88**	**1.80**		9,625	130	2.72	
Effect of derivatives[4]								
Hedging derivatives	**2,523**	**68**			2,862	48		
Embedded derivatives								
and ALM	**158**	**-**			158	-		
Total assets	**11,933**	**156**		**2.53**	12,645	178		2.84
Liabilities[6]	**(10,428)**	**(82)**	**(1.50)**		(11,581)	(82)	(1.42)	
Effect of derivatives[4]								
Hedging derivatives	**(2,523)**	**(37)**			(2,862)	(41)		
Embedded derivatives								
and ALM	**(195)**	**(7)**			(195)	(7)		
Total liabilities	**(13,146)**	**(126)**		**(1.70)**	(14,638)	(130)		(1.78)
Interest spread			**0.30**	**0.83**			1.30	1.06

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2005, NIS (113) million (June 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (June 30, 2004: NIS (3) million) in the CPI-linked segment, NIS (4) million (June 30, 2004: NIS 10 million) in the foreign currency segment (local activity), NIS 6 million (June 30, 2004: NIS 7 million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

In nominal amounts of U.S. dollars (in millions of U.S.$)

	For the six months period ended June 30							
	2005				2004			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
			%	%			%	%
Total								
Monetary assets in foreign currency generating financing income(5)(6)	**24,314**	**(14)**	**(0.12)**		24,345	204	1.68	
Effect of derivatives(4)								
Hedging derivatives	**3,577**	**136**			3,791	66		
Embedded derivatives and ALM	**15,465**	**236**			17,053	281		
Total assets	**43,356**	**358**		**1.66**	45,189	551		2.45
Monetary liabilities in foreign currency generating financing expenses(6)	**(22,700)**	**162**	**1.42**		(22,477)	(18)	(0.16)	
Effect of derivatives(4)								
Hedging derivatives	**(3,548)**	**(103)**			(3,738)	(65)		
Embedded derivatives and ALM	**(16,754)**	**(197)**			(17,854)	(279)		
Total liabilities	**(43,002)**	**(138)**		**(0.64)**	(44,069)	(362)		(1.65)
Interest spread			**1.30**	**1.02**			1.52	0.80

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2005, NIS (113) million (June 30, 2004: NIS (99) million) in the unlinked segment, NIS (9) million (June 30, 2004: NIS (3) million) in the CPI-linked segment, NIS (4) million (June 30, 2004: NIS 10 million) in the foreign currency segment (local activity), NIS 6 million (June 30, 2004: NIS 7 million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

Certification

I, Zvi Ziv, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereafter: the "Bank") for the quarter ended June 30, 2005 (hereafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this certification, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report; and
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this certification, have disclosed to the auditing accountant, to the Board of Directors, and to the Audit Committee of the Board of Directors at the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zvi Ziv
President & Chief Executive Officer

Tel Aviv, August 17, 2005

Certification

I, Isaac M. Behar, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereafter: the "Bank") for the quarter ended June 30, 2005 (hereafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this certification, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report; and
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this certification, have disclosed to the auditing accountant, to the Board of Directors, and to the Audit Committee of the Board of Directors at the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Isaac M. Behar
Senior Deputy Managing Director
Chief Accounting Officer – Head of Comptrolling

Tel Aviv, August 17, 2005





ZIV HAFT

Somekh Chaikin

To:

The Board of Directors of Bank Hapoalim B.M.

Subject:

Review of Unaudited Condensed Consolidated Interim Financial Statements for the three and six month periods ended June 30, 2005

At your request, we have reviewed the following condensed consolidated interim financial statements of Bank Hapoalim B.M. and its subsidiaries: balance sheet as at June 30, 2005, statements of profit and loss and statements of changes in shareholders' equity for the three and six month periods then ended. Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading of the aforementioned interim financial statements, reading the minutes of shareholders' meetings and meetings of the Board of Directors and its Committees, as well as making inquiries of officers of the Bank responsible for financial and accounting matters.

The data relating to the Bank's investments in equity basis investees, the investments in which constitute approximately 0.2% of the total consolidated assets as at June 30, 2005 and to the Bank's equity in net loss of such equity basis investees which constitutes approximately 0.1% and 0.2% of the net profit for the three and six month periods ended June 30, 2005, respectively, is based on financial statements, which were reviewed by other auditors.

Since such a review is limited in scope and does not constitute an audit in accordance with Generally Accepted Auditing Standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors referred to above, nothing came to our attention which would indicate the necessity of making material changes in the condensed consolidated interim financial statements in order for them to be in conformity with Generally Accepted Accounting Principles and in accordance with the reporting instructions and directives of the Supervisor of Banks.

We draw attention to the following notes to the condensed consolidated interim financial statements:

a. Note 2, regarding Capital Market Reform. The aforesaid note states, inter alia, that while it is possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual fund management companies may have an adverse impact on its business results, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty as detailed in this note.

b. Note 3(c), regarding legal claims and requests to certify claims as class actions that were filed against the Bank and its subsidiaries.

c. Note 4, regarding exposure to material class actions at Clal Insurance Enterprises Holdings Ltd.

Somekh Chaikin	**Ziv Haft**
Certified Public Accountants (Isr.)	Certified Public Accountants (Isr.)

Tel-Aviv, August 17, 2005.

Condensed Consolidated Balance Sheet
as at June 30, 2005

Reported amounts
(in millions of NIS)

December 31		June 30	
2004		**2005**	2004
Audited		Unaudited	
	Assets		
31,041	Cash on hand and deposits with banks	**37,788**	29,733
35,929	Securities	**27,435**	34,501
182,542	Credit to the public	**179,507**	184,149
1,761	Credit to governments	**1,487**	2,338
789	Investments in equity basis investees	**807**	756
3,642	Buildings and equipment	**3,590**	3,499
6,338	Other assets	**6,788**	6,114
262,042	Total assets	**257,402**	261,090
	Liabilities and Shareholders' Equity		
206,666	Deposits from the public	**198,954**	205,492
7,301	Deposits from banks	**7,850**	8,719
4,045	Deposits from the Government	**3,115**	4,310
18,251	Debentures and subordinated notes	**20,892**	18,504
9,510	Other liabilities	**10,075**	8,538
245,773	Total liabilities	**240,886**	245,563
1,103	Minority interests	**540**	801
15,166	Shareholders' equity	**15,976**	14,726
262,042	Total liabilities and shareholders' equity	**257,402**	261,090

The accompanying notes are an integral part of the condensed financial statements.

Shlomo Nehama
Chairman of the
Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Isaac M. Behar
Senior Deputy Managing Director
Chief Financial Officer

Tel Aviv, August 17, 2005

Condensed Consolidated Statement of Profit and Loss
for the Periods Ended June 30, 2005

Reported amounts
(in millions of NIS)

Year ended December 31 2004		Three months ended June 30		Six months ended June 30	
		2005	2004	**2005**	2004
Audited		Unaudited			
	Profit from financing activities before				
7,071	provision for doubtful debts	**1,838**	1,866	**3,633**	3,593
1,768	Provision for doubtful debts	**333**	476	**794**	888
	Profit from financing activities after				
5,303	provision for doubtful debts	**1,505**	1,390	**2,839**	2,705
	Operating and other income				
3,199	Operating commissions	**842**	797	**1,672**	1,593
109	Profits from investments in shares, net	**25**	42	**13**	60
907	Other income	**255**	200	**478**	408
4,215	Total operating and other income	**1,122**	1,039	**2,163**	2,061
	Operating and other expenses				
3,742	Salaries and related expenses	**969**	920	**1,979**	1,946
	Maintenance and depreciation of buildings				
1,108	and equipment	**297**	282	**578**	546
1,528	Other expenses	**441**	375	**838**	746
6,378	Total operating and other expenses	**1,707**	1,577	**3,395**	3,238
3,140	Operating profit before taxes	**920**	852	**1,607**	1,528
1,361	Provision for taxes on operating profit	**339**	339	**670**	638
1,779	Operating profit after taxes	**581**	513	**937**	890
	The share in net, after-tax operating profits				
101	of equity basis investees	**24**	24	**52**	43
	Minority interests, net in after-tax operating				
(52)	profits of subsidiary companies	**(16)**	(26)	**(47)**	(38)
1,828	Net operating profit	**589**	511	**942**	895
	Net profit from extraordinary transactions,				
279	after taxes	**12**	23	**569**	152
2,107	Net profit	**601**	534	**1,511**	1,047
	Net profit per share (in NIS):				
	Per NIS 1 of the par value of the share capital				
1.45	Net operating profit	**0.47**	0.41	**0.78**	0.72
0.22	Profit from extraordinary transactions	**0.01**	0.02	**0.43**	0.12
1.67	Total net profit per share	**0.48**	0.43	**1.21**	0.84

The accompanying notes are an integral part of the condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity for the Periods Ended June 30, 2005

Reported amounts (in millions of NIS)

	Three months ended June 30					
	2005			2004		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Unaudited					
Balance as at the beginning of the period	**7,253**	**528**	**8,119**	7,167	263	7,154
Net profit			**601**			534
Share issue	**3**			10		
Adjustments in respect of presentation of securities available for sale at fair value			**(12)**			(259)
Related tax effect			**5**			117
Paid dividend		**(528)**			(263)	
Dividend that was declared after the balance sheet date		**390**	**(390)**		363	(363)
Benefit inherent in the allotment of share options to employees	**6**			3		
Translation adjustments in respect of equity basis investees**			**1**			
Balance as at the end of the period	**7,262**	**390**	*****8,324**	7,180	363	7,183

* Surplus as at June 30, 2005 includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 218 million (June 30, 2004 - NIS 30 million, December 31, 2004 - NIS 106 million).

** Adjustment from translation of financial statements of autonomous units.

*** Including NIS 2,807 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended June 30, 2005 (continued)

Reported amounts
(in millions of NIS)

	Six months ended June 30					
	2005			2004		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Unaudited					
Balance as at the beginning of the period	**7,225**	**339**	**7,602**	7,153	213	6,890
Net profit			**1,527**			1,047
Share issue	**28**			23		
Adjustments in respect of presentation of securities available for sale at fair value			**195**			(227)
Related tax effect			**(83)**			98
Paid dividend		**(339)**	**(528)**		(213)	(263)
Dividend that was declared after the balance sheet date		**390**	**(390)**		363	(363)
Benefit inherent in the allotment of share options to employees	**9**			4		
Translation adjustments in respect of equity basis investees**			**1**			1
Balance as at the end of the period	**7,262**	**390**	*****8,324**	7,180	363	7,183

* Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 218 million (June 30, 2004 - NIS 30 million, December 31, 2004 - NIS 106 million).
** Adjustments from translation of financial statements of autonomous units.
*** Including NIS 2,807 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended June 30, 2005 (continued)

Reported amounts
(in millions of NIS)

	Year ended December 31		
	2004		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
		Unaudited	
Balance as at the beginning of the period	7,153	213	6,890
Net profit			2,107
Share issue	60		
Adjustments in respect of presentation of securities			
available for sale at fair value			(91)
Related tax effect			38
Paid dividend		(213)	(1,002)
Dividend that was declared after the balance sheet date		339	(339)
Benefit inherent in the allotment of share options to employees	12		
Translation adjustments in respect of equity basis investees**			(1)
Balance as at the end of the period	7,225	339	7,602

* Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 218 million (June 30, 2004 - NIS 30 million, December 31, 2004 - NIS 106 million).

** Adjustments from translation of financial statements of autonomous units.

The accompanying notes are an integral part of these financial statements.

Note 1

The accounting policies applied in the preparation of the financial statements as at June 30, 2005 are consistent with those applied in the audited annual financial statements, as at December 31, 2004. These reports should be perused in connection with the annual financial statements as at December 31, 2004, and the Notes accompanying them.

Note 2
Capital Market Reform

On July 25, 2005, the Knesset passed three laws aimed at effecting a comprehensive reform in the capital market:

The increased competition and reduced concentration in the Israeli capital market law (legislative amendments), 2005 (hereafter: the "Increased Competition Law");

The supervision of financial services (engaging in pension advising and pension marketing) law, 2005 (hereafter: the "Pension Advisory Law");

The supervision of financial services (provident funds) law, 2005 (hereafter: the "Provident Funds Law").

The legislation passed has wide ranging implications for many and varied legislative matters. The directives of the aforesaid three laws (hereafter: the "Laws") are complex and require study and interpretation. It will be possible to interpret them accurately only as they are put to the test in practice, while referring to the position statements by the various relevant authorities and by the courts.

Therefore, only key and essential points of the Laws are presented, as they pertain to the Bank.

The Increased Competition Law

The law's objective, according to its content, is to bring about the establishment of a competitive structure in the Israeli capital market, in order to improve its efficiency and benefit the public, primarily through the minimization of concentration and conflicts of interest, as well as through the expansion of supervision and control of the entities operating in the market and those who control and hold ownership thereof.

The following are the legislative amendments included in the Increased Competition Law

Amendments to the Banking (Licensing) Law, 1981

- The Bank is prohibited from managing provident funds and joint trust investment funds ("mutual funds"), and is prohibited from holding means of control at any rate in a provident fund, a mutual fund, a management company of a provident fund (hereafter: a "management company") or a management company of a mutual fund (hereafter: a "fund manager").
- The Bank is also prohibited from holding more than 10% of any type of means of control in a corporation that controls a management company, or in a fund manager, or in a corporation that holds over 25% of any type of means of control in any of these.
- The Bank is prohibited from controlling and/or holding more than 5% of any type of means of control in a portfolio manager of a mutual fund, provident fund, or insurer.
- On the other hand, the Bank is permitted to provide pension advice, and also to perform pension investment transactions for its customers.
- However, in accordance with the Pension Advisory Law, advising on and execution of pension investments (not including insurance products) shall be permitted to the bank only after it has divested from the prohibited holdings in provident and mutual funds and their management companies. After five years have elapsed from this divestment, the Bank will be permitted to advise on and distribute certain insurance products as well.
- Concurrently, limits were also imposed on the holdings of the controlling shareholders of the Bank.
- The Bank's divestment from provident fund management companies is to be completed within three years, and the divestment from mutual fund management companies is to be completed within four years.
- An amendment to the law clarifies that the Bank is permitted to provide various operational services to provident funds.
- The Bank has now been permitted to control a corporation, that is an insurance agent, engaged in life insurance and residence insurance in the course of granting housing loans.
- The law authorizes the Supervisor of Banks to impose a civil fine on a banking corporation that violates various directives of this law.

Note 2
Capital Market Reform
(continued)

Amendments to the Banking Ordinance, 1941

- The Supervisor's authority to issue Proper Conduct of Banking Business directives was grounded in legislation.
- In addition, the Proper Conduct of Banking Business directives issued by the Supervisor in the past were granted validity.
- The Supervisor was granted the authority to impose monetary sanctions on a bank for the violation of a Proper Conduct of Banking Business directive, or for the violation of a decree of the Governor with regard to the early settlement of a housing loan or non-transaction deposits.
- The Supervisor was permitted to transfer information and documents that reach him in the course of his duties to the Israel Securities Authority and to the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance, as necessary for the fulfillment of their duties.

Amendments to the Banking (Service to Customers) Law, 1981

- The Supervisor was granted the authority to impose monetary sanctions in varying amounts on banking corporations for the violation of the directives of this law and/or of rules issued by the Governor of the Bank of Israel under force of law.

Amendments to the Regulation of Investment Advice and Investment Portfolio Management Law, 1995

- The law now distinguishes between two different occupations: investment advisor, engaged in advising customers on financial products, with no affinity thereto; and investment marketer, permitted to market financial products to which it has an affinity. Both occupations require a license, and the two licenses cannot be held simultaneously.
- The Bank is not permitted to receive an investment marketer's license, and its involvement in the capital market is permitted solely as an investment advisor. A similar limitation applies to a corporation related to the Bank. However, the Bank and the related corporation were permitted to engage in marketing structured products, options, or futures issued by the Bank.
- An institutional entity controlled by a controlling shareholder of a banking corporation on the eve of publication of the law is permitted to engage in investment marketing for three and a half years from the law's date of inception.
- Subject to certain exceptions, a license holder is prohibited from receiving benefits related to its occupation, other than a fee and reimbursement of expenses. However, the holder of an advisor's license is permitted to receive a distribution commission from a fund manager and from a management company, according to the relevant laws and the regulations instituted by force of those laws. In addition, the holder of an investment advisor's license is permitted to perform a transaction in securities issued by the advisor or by one controlled by it.
- Charging a customer for a fee and reimbursement of expenses in respect of investment advising shall be carried out independently of the identity of the entity issuing the securities, or having an affinity to the financial asset for which the investment advising was provided.
- An investment advisor is prohibited from providing advice or performing a transaction with regard to a financial asset to which an institutional entity holding more than 10% of the means of control in the advisor has an affinity.
- The entry of an investment advisor into an agreement to provide services with an institutional entity that constitutes an exceptional agreement for the advisor requires approval in advance and in writing by the Chairman of the Israel Securities Authority and by the Supervisor of Banks. Until the end of 2010, such a transaction also requires the approval of the Antitrust Commissioner.
- The Bank and corporations under its control are prohibited from issuing exchange-traded funds.
- The Israel Securities Authority has been granted authority similar to that of the Supervisor of Banks to determine Proper Management Directives for license holders. In addition, the ISA was granted the authority to impose civil fines for violations of various directives of the law or of any directive of the Proper Management Directives. If the fine is imposed on a bank, the fine may be increased.

Note 2
Capital Market Reform
(continued)

Amendments to the Joint Trust Investments Law, 1994

- Holding more than 30% of a certain type of means of control in a fund manager, and control of a fund manager, requires a permit from the licensing committee to be established under the law.
- Such a permit shall not be granted if after granting the permit, the market share of its recipient in the field of mutual funds would exceed 20%. Similarly, a fund manager shall not be permitted to transfer the management of funds to another fund manager if, after the transfer, the recipient's market share would rise to over 20%.
- The Minister of Finance was authorized to establish conditions under which a distributor may charge a commission from the purchaser of a unit of a mutual fund, as well as directives as to the maximum rate of such a commission and the manner of its calculation. Until near the publication date of these statements, the regulations on this matter were not instituted.
- The rate of the commission to be charged by a distributor for the sale of units in a mutual fund shall not change due to the fact that it is charged to different fund managers. With regard to this commission as well, it was determined that its maximum rate would be established in the regulations. Until near the publication date of these statements, regulations on this matter were not instituted.
- The Israel Securities Authority was authorized to issue Proper Management Directives with regard to a fund manager, a trustee, officers, and anyone employed by these entities, similar to the authorities granted to the Supervisor of Banks.

Amendments to the Supervision of Financial Services (Insurance) Law, 1981

- A pension advisor, as defined in the Pension Advisory Law, will be permitted to engage in mediation in insurance, provided that this is performed as part of the provision of pension advice and within the limits of the law.
- An investment advisor or a pension advisor cannot receive an insurance agent's license.
- A banking corporation is prohibited from receiving an insurance agent's license in the field of pension insurance.
- Holding more than 5% of any means of control in an insurer, and holding control of an insurer or an insurance agent that is a corporation, requires a permit from the Supervisor of Insurance.
- Should the applicant, for the acquisition of such means of control, hold a market share exceeding 15% of the total value of long-term savings assets, such a permit shall not be granted and is prohibited by law, with some exceptions established by the law.

The Pension Advisory Law

- The law distinguishes between two new occupation types, which require a license: pension advising, provided with regard to products to which the pension advisor has no affinity, and pension marketing. One engaged in pension marketing shall be known as a "pension agent", and shall be permitted to have an affinity to the product for which the advice is provided.
- A pension agent's license shall not be granted to a pension advisor, an investment advisor, or anyone employed by them.
- A banking corporation controlled by a holder of more than 10% of an institutional entity, or controlling an institutional entity, is permitted to receive a pension advisor's license, under conditions to be established by the Supervisor of the Capital Market, and subject to the conditions detailed below. In addition, it shall be prohibited from engaging in pension advising with regard to products to which the institutional entity, those controlling it, those under its control, or a controlling shareholder of the banking corporation have an affinity.
- In order to receive a pension advisor's license, the banking corporation will be required to comply with the following conditions, among other things:
    - It does not hold more than 5% of a certain type of means of control in an insurer, or more than 10% in another corporation that controls an insurer, a management company, or a fund manager, or holds more than 25% of any of these;
    - It does not hold any means of control in a fund manager or a management company;
    - The Supervisor of the Capital Market is persuaded, following consultation with the Antitrust Commissioner and the Supervisor of Banks, that granting the license will not cause material damage to the development of competition or to the prevention of concentration in various areas of the capital market.
- For five consecutive years from the date at which all of the qualifying conditions listed above are fulfilled by the banking corporation, the banking corporation's pension advising license will be limited, so that it cannot provide pension advice regarding insurance products, and it shall be required to notify its customers of this limitation.
- The provision of advisory services by the banking corporation to its customers shall be carried out at its branches.
- A banking corporation is prohibited from controlling or being an interested party in a corporation that is a pension advisor, and is not itself a banking corporation.
- A banking corporation is prohibited from entering into an agreement with a workers' representation organization with regard to the provision of pension advice to the workers represented by the organization.

Note 2
Capital Market Reform
(continued)

- A license holder under this law is subject to broad duties of caution and fiduciary duties, as well as record-keeping and reporting duties, similar to those imposed on investment advisors and investment marketers.
- The execution of a transaction in respect of a pension product for a customer is permitted only as part of pension marketing or advising and as a continuation thereof; in the case of ongoing savings, this may only be performed within the framework of an agreement for ongoing advising or marketing, for the period specified in the agreement.
- A pension advisor is prohibited from entering into an agreement with an institutional entity for the provision of services which is an exceptional agreement for the advisor, except with the approval of the Supervisor of the Capital Market, Insurance, and savings at the Ministry of Finance (hereafter: the "supervisor") in advance and in writing; if it is a banking corporation, the approval of the Supervisor of Banks is also required. Until the end of 2010, the approval of the Antitrust Commissioner will be required as well for such an agreement.
- A pension advisor is prohibited from receiving, directly or indirectly, a benefit related to pension advising or related to the execution of a transaction for a customer, other than a fee and reimbursement of expenses paid directly by the customer according to an agreement between them. The pension advisor is also permitted to receive a distribution commission collected from a management company with an affinity to a pension product, provided that the customer has consented to the collection of the commission and to its rate, in advance and in writing.
- An institutional entity is prohibited from giving a pension advisor a benefit related to pension advising or related to the execution of a transaction, with the exception of the payment of a distribution commission, the maximum rate of which is to be established in regulations. Until near the publication date of these statements, the regulations on this matter were not instituted.
- A pension advisor that is a banking corporation is prohibited from entering into an agreement with an employer or an employers' organization for the matter of providing pension advice to the employees of the employers who are members of the organizations.
- The Supervisor of the Capital Market is granted the authority to supervise license holders, similar to the authority of supervision of insurers and insurance agents. The Supervisor was additionally authorized to issue Proper Management Directives, as well as to impose monetary sanctions and civil fines. Further, penalties were established in the law for violation of the Supervisor's directives, including infractions attributed to officers.
- According to the transitional directives in the law, a banking corporation that engaged in investment advising on the eve of the law's inception is permitted to continue to engage therein, including with regard to provident funds that are not insurance funds, until three and a half years have elapsed from the date of the law's inception, and the directives of the Regulation of Investment Advise and Investment Portfolio Management Law, 1955 will apply to it.

Provident Funds Law

- The law regulates anew the establishment, holding, and management of provident funds of all types, and the system of supervision thereof by the Supervisor. The Supervisor was granted the authority to impose monetary sanctions and civil fines for infractions of the directives established under this law.
- The management of provident funds of any type shall be contingent on the receipt of a management company license. Holding over 5% of any type of means of control in a management company will require a permit, as will control of a management company.
- A management company must deposit the cash belonging to the provident fund with a banking corporation, a financial institution outside Israel that complies with the conditions established, or another entity approved for that purpose by the Supervisor. The fund's securities accounts must be managed with a stock exchange member or with other entities approved by the Supervisor.
- A management company is prohibited from paying any person a commission or any other consideration for a member's joining a fund or remaining a member thereof, or for deposits, withdrawals, or transfers of moneys, with the exception of a distribution commission to a pension advisor or to a holder of an insurance agent license in the pension insurance sector, or an investment marketer, as noted above.
- The Minister of Finance was authorized to establish conditions under which a management company is permitted to pay a distribution commission, among other things, for a member joining a provident fund or continuing membership in the fund, as well as directives regarding the maximum rate of the commission and the manger of its calculation. Until near the publication date of these statements, the regulations on this matter were not instituted.

Note 2
Capital Market Reform (continued)

The Bank is examining the various options likely to be available for the implementation of the directives of the new legislation and divestment from all its holdings in provident and mutual funds. At this stage, the Bank is examining the possibility of selling the management companies of the provident and mutual funds to third parties, or transferring their ownership to the Bank's shareholders, or taking a course that combines these two options.
While it is possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual fund management companies may have an adverse impact on its business results, at this stage it is not possible to establish a reasonable estimate of the extend of the impact, due to the considerable uncertainty, in relation to the following matters, among other things:
The manner in which the Bank will elect to divest from its assets, and the financial consequences of each of the options chosen; the timing of the divestment; guidelines that will be provided in regulations regarding the commissions the Bank will be entitled to charge; the volume of the Bank's expected revenues from commissions for the distribution of provident and mutual fund investments to the public; the date at which the Bank will be permitted to charge these commissions; the volume of commissions which the Bank will collect from its customers for advising on their investments; and the date at which the Bank will be permitted to sell life insurance products.

The Bank Group's income from provident fund management fees totaled NIS 189 million in January - June 2005 compared with NIS 168 million in the same period last year, and with NIS 348 million in 2004.

The Bank Group's income from mutual fund management fees totaled NIS 235 million in January - June 2005 compared with NIS 194 million in the same period last year, and with NIS 402 million in 2004.

Note 3
Legal claims and requests to certify claims as class actions that were filed against the Bank and its subsidiaries

(a) The Bank's Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including requests to certify class actions taken against it by its customers, former customers and various third parties, who deem themselves injured or harmed by the Bank's operations during the normal course of business.
The causes of the claims against the Bank's Group are various and wide-ranging.
In the opinion of the Bank's Management, based on legal opinions with regard to the likely outcome of pending claims, including requests to certify class actions, the financial statements include sufficient provisions, in accordance with Generally Accepted Accounting Principles, to cover possible damages resulting from all claims, where such provisions are necessary. The additional exposure in respect of claims submitted against the Bank on various matters, each of which exceeds NIS 2 million and has a "reasonably possible" chance of success, amounted to NIS 214 million.
For details concerning requests to certify claims as class actions in material amounts - see Note 20C(4)(a) to the financial statements as at December 31, 2004.

(b) With regard to the claim described in Note 20C(4)(a)1 in the financial statements as at December 31, 2004 - the claim was dismissed in May 2005.

(c) In addition, as at June 30, 2005, two claims and requests to certify the claims as class actions, were submitted to the District Court of Tel-Aviv in May 2004 concerning the collection of line item commissions, and are pending against the Bank.
In one claim, the claimant claimed that despite publications by the Bank, according to which cash withdrawals from ATMs are exempt of commissions, the Bank charges line item commissions for each ATM cash withdrawal. According to the claimant, the Bank was not entitled to charge commissions for cash withdrawals of this kind. The claimant has set the amount of the class action at a total of NIS 375 million.
On July 13, 2005, after the balance sheet date, the District Court of Tel Aviv issued a ruling according to which the claim in this case was dismissed.
In the other claim, the claimant claims that the Bank charged him a line item commission, while according to him, the line item commission is invalid, and constitutes a double charge, since it is charged in addition to the commission for the transaction itself, and is also charged for transactions which only benefit the Bank. According to the claimant, this commission does not exist in most countries, and may be the result of a prohibited and illegal cartel between the banks in Israel. The amount of the class action is NIS 1 billion.
In the opinion of management of the Bank, which is based on a legal opinion, there is a low risk (remote) of the claim being accepted and therefore no provision was made in respect thereto.

Note 4
Exposure to material class actions at Clal Insurance Enterprises Holdings Ltd.

(a) In January 2005, the consolidated companies of Clal Insurance Enterprises Holdings Ltd. (hereafter: "Clal Holdings") - Clal Insurance and Arie received claims, delivered to their premises, submitted against each of them separately to the District Court of Tel-Aviv-Jaffa (hereafter: the "claim"), and requests to certify the claims as class actions (hereafter: the "request") on behalf of business customers who purchased comprehensive insurance policies for vehicles weighing up to 4 tons from Clal Insurance and Arie in the seven years preceding the filing of the claims.
The claims refer to the claimants' allegation that Clal Insurance and Arie misled their business customers by refraining from disclosing to them while the premium they were required to pay was calculated according to the full value of the vehicle, based on price charts (including the VAT component), in the event of an insurance incident Clal Insurance and Arie deduct the VAT component from the value of the vehicle for the purpose of the payment made to the business customer.
The claimants request that the claims be certified as class actions and that the amounts paid by the members of the represented groups for the alleged surplus premium be refunded.
The personal claim in the claim submitted against Clal Insurance is in the amount of NIS 941. The claimant claims that the damage incurred by the represented group is estimated at approximately NID 205 million. The personal claim submitted against Arie is in the amount of NIS 1,405. The claimant claims that the damage incurred by the represented group in this case is in the amount of approximately NIS 54.8 million. The consolidated companies of Clal Holdings have submitted their response to the request. No date has been set for a hearing of the case.

In the financial statements of Clal Holdings as at June 30, 2005, it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, the consolidated companies have good defense arguments against the requests to certify the claims as class actions. However, it is not possible, at this stage, to assess the chances of the claims should they be certified as class actions. Such an assessment will only be possible after the Court's ruling on the requests. Accordingly, no provision has been included in the financial statements.

Note 4
Exposure to material class actions at Clal Insurance Enterprises Holdings Ltd. (continued)

(b) In July 2004, Clal Insurance, received a financial claim submitted against it to the District Court of Tel-Aviv-Jaffa (hereafter: the "claim"), and a request to certify it as a class action (hereafter: the "request"), in the name of insured customers who purchased comprehensive vehicle insurance policies from Clal Insurance (hereafter: the "Policies"), and in the course of the seven years preceding submission of the claim, paid and/or were charged insurance fees in order to return the policy to its original value (hereafter: the "Insurance Fees").
According to the claimant, the claim referenced in the request concerns illegal Insurance Fees, charged without obtaining approval from the Supervisor of Insurance for the fees charged and for their rates. Alternatively, the claimant alleges that any approval granted by the Supervisor was granted in breach of authority, and is therefore null and void, as the Insurance Fees collected from the insured customers are at an unreasonable rate.
According to the claimant, Clal Insurance avoided informing the insured customers of the manner of calculation of the Insurance Fees in advance, prior to their engagement in the insurance contract.
The claimant is requesting, inter alia, injunctions and account provision orders, and restitution of the amounts paid by the members of the represented group for return of the policy to its original value.
The claimant's personal claim is in the amount of NIS 718, if the finding is that Clal Insurance was not entitled to charge the Insurance Fees, or alternatively, NIS 230, if the finding is that charging Insurance Fees was permissible, but their rate was unreasonable. According to the claimant, the estimated damage caused to the represented group totals, respectively, approximately NIS 100 million, or alternatively, NIS 32 million.
Clal Insurance has submitted its response to the request. The claimant submitted a response to Clal Insurance's response. A date for the discussion of the request has not yet been set.
In the financial statements of Clal Holdings as at June 30, 2005 it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action. However, it is not possible at this stage, to assess the chances of the claim if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statement.

(c) In April 2003, Clal Insurance received a monetary claim that was filed against it in the Tel Aviv-Jaffa District Court (hereafter: "the Claim") and a request to certify the Claim as a class action (hereafter: "the request") in the name of insurees who purchased from Clal Insurance policies in the general insurance industry, from August 5, 1997 (the date when the Amendment to the Law for the Supervision of Insurance Transactions, 1981, concerning class actions went into effect) (hereafter: "the Supervision Law"), and in respect of which stamp duty was paid (hereafter: "the Represented Group").
The substance of the claim on which the request is based, the claimant alleges, is the creation of a false representation whereby the obligation for the payment of stamp duty is that of the insurees (whereas the claimant alleges that the obligation for the payment of stamp duty is that of the insurer), and amounts were illegally charged from the insurees in respect of stamp duty, coercively, misleadingly and without any authority, while making a gain at their expense.
The claimant is requesting for the approval of the Claim as a class action, and for restitution of the amounts that were paid by the members of the Represented Group in respect of stamp duty, with the addition of interest and linkage differentials in accordance with the law.
The amount of the claimant's personal claim is NIS 352. According to the claimant, an estimate of the damage that was caused to the Represented Group amounts to NIS 199 million (including interest, and linkage differentials as at the date the claim was filed).
Clal Insurance submitted its response to the request. The request has not yet been discussed.
In the financial statements of Clal Holdings as at June 30, 2005, it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action. However, it is not possible, at this stage, to assess the chances of the claim, if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.

(d) In October 2002, Clal Insurance received a claim that was also filed against Migdal Insurance Co. Ltd. (hereafter: "Migdal") at the Tel-Aviv-Jaffa District Court (hereafter: "the claim"), and a request to certify the claim as a class action (hereafter: "the request") in the name of all the mortgage-loan borrowers who insured their life within the framework of a housing loan that they had taken from one of the mortgage banks, with Clal Insurance or with Migdal, as relevant, and who were required to pay premiums that the claimants allege, contain commissions that the respondents pay to the mortgage banks (hereafter: "the Group").
The subject of matter with which the claim relates is the allegedly illegal charging of high premiums that include within them commissions that the respondents pay to the mortgage banks. These commissions are paid, the claimants allege, illegally, and the respondents must repay them to the members of the Group.
The claimants allege that the respondents' actions and/or omissions as stated caused the claimants and the members of the Group

Note 4

Exposure to material class actions at Clal Insurance Enterprises Holdings Ltd. (continued)

financial damages to the amount that was paid as commissions to the mortgage banks.
The claimants are petitioning, inter alia, for declaratory orders, which will prohibit the respondents from continuing to pay commissions to the mortgage banks, which will require the respondents to repay the members of the Group the money that was allegedly over-charged or alternatively, to pay damages, together with linkage differentials and interest, and for orders for the disclosure of documents and the rendering of accounts.
The amount of the claimant's personal claim against Clal Insurance is NIS 2,832 (under a nominal calculation). The amount of the class action is assessed by the claimants at a total of hundreds of millions of NIS, in view of the Group's size.
In December 2002, Clal Insurance submitted a petition to delay the proceedings in the claim due to the existence of dependent and outstanding procedures, which concern issues common to the issues on which the claim is based (a petition as said was also submitted on behalf of Migdal). In April 2003, the court accepted the request to delay the claim and request proceedings.
In the financial statements of Clal Holdings as at June 30, 2005, it is stated that, in the opinion of Clal Holdings management, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action and there is a reasonable chance that the Court will deny the request.
However, it is not possible at this stage to assess the chances of the claim succeeding if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.

(e) In June 2002, Clal Insurance received a claim against it and against the Bank, Tagmulim Ltd. (hereafter: "Tagmulim") and Eliyahu Insurance Co. Ltd. (hereafter: "Eliyahu") that was filed at the Tel Aviv-Jaffa District Court (hereafter: "the claim"), and a request to certify it as a class action (hereafter: "the request") in the name of officers and members of the regular army, who in the course of their service in the IDF were enjoined as members of the Tagmulim provident fund and/or another provident funds connected with the Bank (hereafter: "the Group").
In June 2005, a decision by the District Court of Tel Aviv granted the status of a verdict to the agreement reached by the parties, under which the request against Clal Insurance was cancelled without an order to pay expenses.

(f) In October 2000, Clal Insurance, a cellular operator and another insurance company, received a monetary claim, a claim for a declaratory order, and a request to certify the claim as a class action, regarding the illegal charging of value added tax in the years 1999 and 2000 on cellular telephones insurance premium components in respect of loss and theft (risk), and the provision of illegal insurance services.
The amount of the claim against Clal Insurance was not stated separately. The amount specified in the request as assessed by the claimants, is NIS 402 million, of which the amount alleged charged in respect of insurance for loss and risk for 1999 and 2000 is NIS 57 million.
In June 2001, the defendants filed a petition to delay the proceedings in the claim, pending a decision on the petition for permission to appeal, which is under discussion by the supreme court, to which the cellular operator is a party, and within which identical questions to those raised in the aforementioned claim are under discussion. The claimants filed an objection to the request to delay the proceedings. In July 2001, the defendants submitted their response to the claimants' objection. In October 2001, the Court approved the request to delay the discussion of the request to certify the aforementioned claim as a class action, pending the decision of the Supreme Court on the aforementioned petition for permission to appeal, and on the subsequent appeal, if one is filed. The case has been scheduled for reminder.
In the financial statements of Clal Holdings as at June 30, 2005, it is stated that, in the opinion of the management of Clal Holdings, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action. However, at this stage, it is not possible to assess the chances of the claim succeeding, if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.

Note 5

In the credit card market, it is possible for several issuers and several clearers to operate in identical credit card brands. In the future, this may also be possible for "Isracard", a brand owned by Isracard Ltd. Such activity, at a volume greater than at present, may cause competitors in the credit card market to need agreements between them, to regulate, among other matters, the interaction between them, including the rate of the "Interchange Commission" (the commission paid by clearers of the credit card transactions to issuers of credit cards).
Such agreements may require the approval of the Antitrust tribunal, or an exemption from the Antitrust Commissioner (hereafter: "the Commissioner"). The Commissioner's position, as clarified to the Bank and to the credit card companies Europay (Eurocard) Israel Ltd. and Isracard Ltd., is that the Commissioner will grant exemptions to agreements of this kind, provided that certain rules of conduct (hereafter: the "Rules of conduct") are established, including, among other things, a prohibition on discrimination between issuers, a prohibition on discrimination between clearers, a prohibition on tying between cards for clearing purposes, equalization of Isracard and Mastercard commissions for a certain period, and more. The implementation of the Rules of conduct is expected to bring about a change in the operating procedures of the credit card companies in the Bank Group.

In February 2001 Isracard and Poalim American Express received notifications from the Israel Antitrust Authority, stating that the Commissioner was considering the possibility of declaring Isracard to be the holder of a monopoly in the market of clearing Mastercard and Isracard debit cards, and declaring Isracard Ltd. and the related company Poalim American Express Ltd. to be holders of a monopoly in the market of clearing American Express debit cards. Based on such a declaration, the Commissioner may issue directives to these companies which may affect their operating procedures. In the communications between the companies and the Commissioner, it was agreed that the Commissioner would petition the Antitrust tribunal to issue an agreed decree under Section 50 B of the Restrictive Trade Practices Law, 1988, instead of a declaration of a monopoly by the Commissioner. According to the terms of the agreed draft of the decree, the companies will act according to agreed rules, including some of the Rules of conduct, and for some of the companies, including gradual reduction of commissions paid by some businesses in respect of transactions in certain cards, as well as a commitment to petition the Antitrust tribunal to approve the rate of the Interchange Commission, in the absence of an agreement with the Commissioner as to this rate. In August 2002, the Commissioner petitioned the Tribunal to approve the decree based on the agreed draft. However, in May 2005, before the Tribunal had approved the requested decree, the Commissioner declared Isracard Ltd. a holder of a monopoly in clearing Isracard and Mastercard debit cards, and concurrently requested the Tribunal to withdraw his petition to approve the agreed decree. Based on the opinion of legal advisors, the Bank and Isracard Ltd. believe they have good arguments against both the Commissioner's request to withdraw his petition to approve the agreed decree and the aforesaid declaration of monopoly. The Bank and Isracard Ltd. have submitted to the Tribunal their objection to the Commissioner's request to withdraw the petition to approve the agreed decree. The Tribunal has not yet ruled on this matter. At this stage, the Bank and Isracard Ltd. cannot assess the outcome of the legal proceedings. Isracard Ltd. will consider its actions, as necessary, with regard to the aforesaid declaration, after the Tribunal rules on the objection to the withdrawal of the petition for the agreed decree.

On August 8, 2005, the Antitrust Authority notified Isracard Ltd. that the Commissioner intends to impose directives on Isracard under Section 30 of the Restrictive Trade Practices Law. The key points of the directives, of which a draft was delivered to Isracard, are:

- A directive according to which Isracard shall allow domestic clearing of Isracard type credit cards (the brand owned by Isracard) and Mastercard cards by additional clearers, subject to compliance with the terms of a license, specified by the Commissioner;
- A directive that Isracard shall sign a domestic clearing agreement for the aforesaid cards with other clearers in Israel, under temporary interchange commission terms, as approved by the Antitrust Tribunal for other clearers, and a fixed interchange commission, such as will be approved, for the clearing of the aforesaid cards, as well as the clearing by Isracard of Visa cards issued by the other clearers;
- A directive that Isracard shall implement a common technical interface for the execution of domestic clearing.

The terms established by the Commissioner for the granting of a license to clear Isracard cards include Isracard's right to receive monetary compensation for the license, and the obligation of the other clearers to issue a minimum number of Isracard cards.
Isracard was invited to submit to the Commissioner its response to the draft of the directives, prior to their issuance by the Commissioner. Isracard is considering its response to the Commissioner's notification.

The Bank estimates that any of the following factors: Conditions in the credit cards market, implementation of the Rules of conduct and other rules in the agreed decree submitted for approval by the Tribunal, a reduction in Interchange Commissions, or equalization of clearing commissions for Isracard cards to those of Mastercard cards, or the declaration of a monopoly, as noted above, and the issue of directives on the basis thereof, may lead to a decrease in the income by the Bank Group in the future; however, the Bank cannot assess the extent of this effect.

Note 6

On March 10, 2005, the Board of Directors of the Bank resolved to sell its full holdings in Signature Bank by announcing a public sale offering in the United States.
On March 31, 2005, the majority of the Bank's holdings in Signature Bank were sold. The Bank recorded a net profit in the amount of NIS 538 million in respect of the sale, which was included in the first quarter of 2005, under the item "Net profit from extraordinary transactions, after taxes".
Under an option granted to the underwriters to acquire the balance of the shares in Signature bank, additional shares were realized at the end of April 2005 at a total profit of NIS 13 million, which is included in the financial statements for the second quarter of 2005.
Following the sales, as at June 30, 2005, the Bank holds 5.7% of the share capital of Signature Bank, which is included in the financial statements in the available - for sale securities portfolio.
Subsequent to the sale, the Bank ceased consolidating the financial statements of Signature Bank, as of the end of the first quarter of 2005.

Following are the principal data of the financial statements of Signature Bank, as included in the consolidated statements of the Bank Group:

Balance Sheet:

	As at December 31 2004
	In millions of NIS
Total assets	13,588
Securities	10,993
Credit to the public	2,927
Deposits from the public	11,615

Statement of Profit and Loss

	For the three months ended June 30	For the six months ended June 30		For the year ended December 31
	2004	**2005**	2004	2004
		In millions of NIS		
Profit from financing activities before provision for doubtful debts	97	**112**	177	294
Other income	13	**16**	28	57
Operating and other expenses	79	**71**	132	265
Minority interests	4	**14**	4	(8)
Net profit	67	**21**	101	91

Note 7

On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of the Swiss bank, Bank of New York - Inter Maritime Bank, Geneva (hereafter: "Maritime"). The consideration paid by Bank Hapoalim (Switzerland) Ltd. was approximately 97 million Swiss Francs. The consideration is subject to adjustments to be carried out between the parties, including, among other things, adjustments based on the volume of Maritime's customers' assets at various dates specified in the acquisition agreement.
The excess cost of the acquisition over the equity of Maritime, based on an estimate of the consideration to be paid, is approximately NIS 85 million.

The following are key data from the financial statements of Maritime as at June 30, 2005, as included in the consolidated statements of the Bank Group:

	NIS millions
Total assets	977
Credit to the public	460
Deposits from the public	638

Note 8

On March 6, 2005, the Israeli Police began an open investigation in connection with suspected violations of Israel's Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various offices of the Bank and from the offices of Hapoalim Trust Services Ltd. (hereafter: the "Trust Company"). In addition, certain customer's accounts of which a small number served as collateral for credit were frozen.

The police summoned employees, including officers, of the Bank of the Trust Company for investigation.

In the Bank's estimation, based on the information in its possession, at this stage, the exposure to the matters known to be under investigation is not material to the Bank's business. However, at this stage, the Bank cannot assess the outcome and consequences of the investigation.

Note 9

In August 2005, the Israel Accounting Standards Board issued Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". The standard established presentation rules for financial instruments in financial statements, and specifies the due disclosure required in respect of such instruments. In addition, the standard establishes the manner of classifying financial instruments into financial liabilities and shareholders' equity, the classification of interest, dividends, losses and profits related to the instruments, and the circumstances under which financial assets should be offset against financial liabilities. The new standard will apply to financial statements for periods beginning January 1, 2006, or later.
The standard states that it should be adopted "from this day forward". The comparison numbers presented in financial statements for periods beginning on the date on which the standard takes effect will not be presented anew.
The Supervisor of Banks has issued directives on certain topics pertaining to the handling of financial instruments. On those topics, these directives will apply to the Bank.
In the Bank's opinion, the standard is not expected to have a material effect.

Note 10

On July 25, 2005, the Knesset passed Amendment (No. 147) to the Income Tax ordinance, 2005. As a result of this Amendment, among other things, the tax rate applicable to the Bank will decrease gradually, from the rate of 43.6% applicable to the Bank in 2005, to a rate of 35.9% from 2010 forward. The current taxes and the deferred taxes balances as at June 30, 2005 are calculated in accordance with the tax rates that were in effect before the aforementioned Amendment. The effect of the Amendment on the deffered taxes balances as at June 30, 2005, which will be reflected in the financial statements as at September 30, 2005 is not expected to be material.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
	Unaudited			
A. In respect of assets*:				
From credit to the public	**4,564**	2,211	**6,809**	6,611
From credit to governments	**53**	45	**75**	98
From deposits with banks	**1,151**	(33)	**1,302**	575
From deposits with the Bank of Israel and from cash	**67**	26	**101**	121
From debentures	**381**	141	**722**	977
From other assets	**3**	18	**18**	35
	6,219	2,408	**9,027**	8,417
B. In respect of liabilities*:				
On deposits from the public	**(3,496)**	(645)	**(4,674)**	(4,199)
On deposits from the Government	**(59)**	(55)	**(75)**	(163)
On deposits from the Bank of Israel	**(1)**	(2)	**(3)**	(4)
On deposits from banks	**(147)**	41	**(233)**	(240)
On debentures and subordinated notes	**(840)**	(262)	**(1,112)**	(709)
On other liabilities	**(7)**	3	**(3)**	(6)
	(4,550)	(920)	**(6,100)**	(5,321)
C. In respect of derivative instruments and hedging activities:				
Ineffective part in hedging relations**	**(2)**	(2)	**(2)**	(2)
Net income (expenses) in respect of ALM derivative instruments***	**(8)**	76	**242**	(45)
Net income (expenses) in respect of other derivative instruments	**(18)**	66	**(17)**	86
	(28)	140	**223**	39

* Including effective component in hedging relations.
** Ineffectiveness from hedging of fair value.
*** Derivative instruments that form part of the Bank's ALM network that are not designated for hedging relations.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
	Unaudited			
D. Other*				
Commissions from financing transactions	**63**	61	**115**	125
Profits (losses) from sale of debentures available for sale, net	**(13)**	53	**40**	79
Realized and unrealized profits (losses) from adjustments to fair value of Debentures held for trading, net	**(4)**	(10)	**3**	(13)
Other financing income	**156**	135	**331**	268
Other financing expenses	**(5)**	(1)	**(6)**	(1)
	197	238	**483**	458
Total profit from financing activities before provision for doubtful debts	**1,838**	1,866	**3,633**	3,593
Of which: exchange rate differences, net	**200**		**27**	
E. Details of net effect of derivative instruments hedging profit from financing activities				
Financing income (expenses) in respect of assets	**(11)**	6	**(9)**	3
Financing expenses (income) in respect of liabilities	**177**	(266)	**158**	6

* Including effective component in hedging relations.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended June 30					
	2005			2004		
	Specific provision**	Supplementary provision***	Total	Specific provision**	Supplementary provision***	Total
	Unaudited					
Provision balance as at the beginning of the period	**10,497**	**1,172**	**11,669**	9,367	1,270	10,637
Subsidiary consolidated for the first time	**5**	**-**	**5**	-	-	-
Provisions during the period	**433**	**49**	**482**	590	*17	*607
Reduction of provisions	**(148)**	**8**	**(140)**	(126)	*-	*(126)
Recoveries of debts written-off in previous years	**(9)**	**-**	**(9)**	(5)	-	(5)
Provision charged to statement of profit and loss	**276**	**57**	**333**	459	17	476
Write-offs	**(164)**	**-**	**(164)**	(102)	-	(102)
Provision balance as at the end of the period	**10,614**	**1,229**	**11,843**	9,724	1,287	11,011
Including: provision balance which was not deducted from the item "Credit to the public"	**824**	**-**	**824**	480	30	510

	Six months ended June 30					
	2005			2004		
	Specific provision**	Supplementary provision***	Total	Specific provision**	Supplementary provision***	Total
	Unaudited					
Provision balance as at the beginning of the period	**10,299**	**1,219**	**11,518**	9,139	1,217	10,356
Subsidiary consolidated in the past	**(36)**	**-**	**(36)**	-	-	-
Subsidiary consolidated for the first time	**5**	**-**	**5**	-	-	-
Provisions during the period	**1,166**	**50**	**1,216**	1,069	*73	*1,142
Reduction of provisions	**(362)**	**(40)**	**(402)**	(243)	*(3)	*(246)
Recoveries of debts written-off in previous years	**(20)**	**-**	**(20)**	(8)	-	(8)
Provision charged to statement of profit and loss	**784**	**10**	**794**	818	70	888
Write-offs	**(438)**	**-**	**(438)**	(233)	-	(233)
Provision balance as at the end of the period	**10,614**	**1,229**	**11,843**	9,724	1,287	11,011
Including: provision balance which was not deducted from the item "Credit to the public"	**824**	**-**	**824**	480	30	510

* Reclassified
** Not including provision for interest on doubtful debts accrued after the debts were declared doubtful.
In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debt in arrears.
*** Including a general provision for doubtful debts.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated

Reported amounts
(in millions of NIS)

	June 30, 2005						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
	Unaudited						
Assets							
Cash on hand and deposits with banks	**5,697**	**1,236**	**25,713**	**3,126**	**2,016**	**-**	**37,788**
Securities	**11,535**	**1,593**	**8,565**	**3,208**	**1,944**	**590**	**27,435**
Credit to the public[2]	**67,721**	**53,951**	**42,433**	**5,657**	**9,745**	**-**	**179,507**
Credit to governments	**-**	**718**	**761**	**8**	**-**	**-**	**1,487**
Investments in equity basis investees	**-**	**-**	**-**	**-**	**-**	**807**	**807**
Buildings and equipment	**-**	**-**	**-**	**-**	**-**	**3,590**	**3,590**
Other assets	**1,895**	**270**	**3,217**	**170**	**928**	**308**	**6,788**
Total assets	**86,848**	**57,768**	**80,689**	**12,169**	**14,633**	**5,295**	**257,402**
Liabilities							
Deposits from the public	**85,466**	**30,283**	**64,721**	**11,382**	**7,102**	**-**	**198,954**
Deposits from banks	**2,186**	**1,438**	**3,119**	**400**	**707**	**-**	**7,850**
Deposits from the Government	**72**	**2,845**	**190**	**8**	**-**	**-**	**3,115**
Debentures and subordinated notes	**1,064**	**11,703**	**6,508**	**621**	**405**	**591**	**20,892**
Other liabilities	**3,968**	**638**	**3,670**	**325**	**1,030**	**444**	**10,075**
Total liabilities	**92,756**	**46,907**	**78,208**	**12,736**	**9,244**	**1,035**	**240,886**
Excess of assets (liabilities)	**(5,908)**	**10,861**	**2,481**	**(567)**	**5,389**	**4,260**	**16,516**
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	**-**	**-**	**701**	**(311)**	**(390)**		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	**6,375**	**(1,035)**	**(1,202)**	**322**	**(4,984)**	**524**	
Options in the money, net							
(in underlying asset terms)	**69**	**(164)**	**(807)**	**866**	**36**	**-**	
Options out of the money, net							
(in underlying asset terms)	**597**	**(129)**	**(451)**	**(34)**	**17**	**-**	
Total	**1,133**	**9,533**	**722**	**276**	**68**	**4,784**	
Options in the money, net							
(present value of stated amount)	**67**	**(168)**	**(1,219)**	**1,283**	**37**		
Options out of the money, net							
(present value of stated amount)	**2,234**	**(178)**	**(1,280)**	**(240)**	**(536)**		

* Including derivative instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

Reported amounts
(in millions of NIS)

	June 30, 2004						
	Israeli Currency		Foreign Currency(1)				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
				Unaudited			
Assets							
Cash on hand and deposits with banks	8,117	1,429	15,437	3,973	777	-	29,733
Securities	11,796	2,560	14,243	2,593	2,594	715	34,501
Credit to the public(2)	60,340	55,634	52,155	6,232	9,788	-	184,149
Credit to governments	-	1,553	734	51	-	-	2,338
Investments in equity basis investees	-	-	-	-	-	756	756
Buildings and equipment	-	-	-	-	-	3,499	3,499
Other assets	1,938	134	3,017	273	570	182	6,114
Total assets	82,191	61,310	85,586	13,122	13,729	5,152	261,090
Liabilities							
Deposits from the public	81,169	36,550	71,336	10,814	5,623	-	205,492
Deposits from banks	1,280	1,956	4,368	426	689	-	8,719
Deposits from the Government	54	3,315	917	24	-	-	4,310
Debentures and subordinated notes	1,119	9,022	7,359	660	344	-	18,504
Other liabilities	3,650	519	3,175	351	573	270	8,538
Total liabilities	87,272	51,362	87,155	12,275	7,229	270	245,563
Excess of assets (liabilities)	(5,081)	9,948	(1,569)	847	6,500	4,882	15,527
Effect of hedging derivatives:							
Derivatives instruments							
(not including options)	-	-	1,094	(254)	(840)		
Effect of not hedging derivatives instruments:							
Derivatives instruments							
(not including options)	4,469	(902)	3,007	(614)	(5,960)		
Options in the money, net							
(in underlying asset terms)	646	(238)	(603)	(188)	383		
Options out of the money, net							
(in underlying asset terms)	229	34	(50)	174	(387)		
Total	263	8,842	1,879	(35)	(304)		
Options in the money, net							
(present value of stated amount)	665	(270)	(564)	(267)	436		
Options out of the money, net							
(present value of stated amount)	1,266	59	327	(102)	(1,550)		

* Including derivative instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

Reported amounts
(in millions of NIS)

	December 31, 2004						
	Israeli Currency		Foreign Currency(1)				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
	Audited						
Assets							
Cash on hand and deposits with banks	6,455	1,446	18,814	3,456	870	-	31,041
Securities	10,545	2,172	16,689	3,130	2,252	1,141	35,929
Credit to the public(2)	64,789	52,854	47,737	6,526	10,636	-	182,542
Credit to governments	-	1,087	660	14	-	-	1,761
Investments in equity basis investees	-	-	-	-	-	789	789
Buildings and equipment	-	-	-	-	-	3,642	3,642
Other assets	2,029	15	2,230	1,012	727	325	6,338
Total assets	83,818	57,574	86,130	14,138	14,485	5,897	262,042
Liabilities							
Deposits from the public	83,198	32,019	72,906	12,294	6,249	-	206,666
Deposits from banks	752	1,658	3,791	321	779	-	7,301
Deposits from the Government	70	3,077	884	14	-	-	4,045
Debentures and subordinated notes	1,159	8,664	6,488	640	427	873	18,251
Other liabilities	3,899	633	2,669	892	1,044	373	9,510
Total liabilities	89,078	46,051	86,738	14,161	8,499	1,246	245,773
Excess of assets (liabilities)	(5,260)	11,523	(608)	(23)	5,986	4,651	16,269
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	-	-	1,317	(330)	(987)		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	4,898	(1,209)	1,163	429	(5,281)		
Options in the money, net							
(in underlying asset terms)	81	(228)	548	(230)	(171)		
Options out of the money, net							
(in underlying asset terms)	(159)	11	384	(26)	(210)		
Total	(440)	10,097	2,804	(180)	(663)		
Options in the money, net							
(present value of stated amount)	52	(269)	1,177	(638)	(322)		
Options out of the money net							
(present value of stated amount)	865	17	(1,039)	623	(466)		

* Including derivative instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts – partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Appendix 4
Operating Segments Information - Consolidated

	Three months ended June 30, 2005									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Unaudited									
Profit (loss) from financing activities before provision for doubtful debt -										
from externals	**148**	**(1,148)**	**120**	**647**	**284**	**2,172**	**178**	**(563)**	**-**	**1,838**
inter-segmental income (expenses)	**214**	**1,371**	**98**	**(588)**	**(179)**	**(1,731)**	**-**	**815**	**-**	**-**
Operating and other income -										
from externals	**353**	**302**	**128**	**37**	**28**	**54**	**94**	**-**	**126**	**1,122**
inter-segmental income (expenses)	**(15)**	**(6)**	**(7)**	**-**	**(7)**	**(2)**	**-**	**-**	**37**	**-**
Total income	**700**	**519**	**339**	**96**	**126**	**493**	**272**	**252**	**163**	**2,960**
Provision for doubtful debts	**-**	**2**	**56**	**12**	**57**	**184**	**22**	**-**	**-**	**333**
Net profit	**39**	**142**	**33**	**24**	**9**	**115**	**36**	**123**	**80**	**601**

	Three months ended June 30, 2004*									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Unaudited									
Profit (loss) from financing activities before provision for doubtful debt -										
from externals	203	(288)	219	626	191	975	227	(287)	-	1,866
inter-segmental income (expenses)	166	510	(36)	(549)	(79)	(534)	-	522	-	-
Operating and other income -										
from externals	331	249	110	44	29	43	102	-	131	1,039
inter-segmental income (expenses)	(12)	(5)	(8)	-	(6)	4	-	-	27	-
Total income	688	466	285	121	135	488	329	235	158	2,905
Provision for doubtful debts	40	-	64	13	42	317	-	-	-	476
Net profit	35	122	10	38	19	39	111	116	44	534

* Reclassified

Appendix 4
Operating Segments Information - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Six months ended June 30, 2005									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Unaudited									
Profit (loss) from financing activities before provision for doubtful debt -										
from externals	**398**	**(1,449)**	**323**	**987**	**445**	**3,138**	**432**	**(641)**	**-**	**3,633**
inter segmental income (expenses)	**317**	**1,884**	**100**	**(870)**	**(237)**	**(2,271)**	**-**	**1,077**	**-**	**-**
Operating and other income -										
from externals	**688**	**594**	**243**	**79**	**56**	**100**	**215**	**-**	**205**	**2,180**
inter-segmental income (expenses)	**(27)**	**(13)**	**(16)**	**-**	**(14)**	**-**	**-**	**-**	**70**	**-**
Total income	**1,376**	**1,016**	**650**	**196**	**250**	**967**	**647**	**436**	**275**	**5,813**
Provision for doubtful debts	**28**	**4**	**93**	**26**	**103**	**521**	**19**	**-**	**-**	**794**
Net profit	**66**	**266**	**62**	**49**	**24**	**138**	**112**	**209**	**601**	**1,527**

	Six months ended June 30, 2004*									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Unaudited									
Profit (loss) from financing activities before provision for doubtful debt -										
from externals	276	(1,334)	361	1,017	423	3,150	465	(765)	-	3,593
inter-segmental income (expenses)	454	1,775	19	(887)	(201)	(2,298)	-	1,138	-	-
Operating and other income -										
from externals	639	497	217	89	59	102	216	-	242	2,061
inter-segmental income (expenses)	(25)	(11)	(17)	-	(11)	9	-	-	55	-
Total income	1,344	927	580	219	270	963	681	373	297	5,654
Provision for doubtful debts	66	-	119	26	103	570	4	-	-	888
Net profit	72	229	20	65	26	112	189	176	158	1,047

* Reclassified

(in millions of NIS)

Appendix 4
Operating Segments Information - Consolidated
(continued)

	Year ended December 31, 2004*									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Audited									
Profit (loss) from financing										
activities before provision										
for doubtful debt -										
from externals	739	(1,876)	908	1,581	780	4,707	949	(717)	-	7,071
inter-segmental income										
(expenses)	780	2,774	(88)	(1,329)	(348)	(2,956)	-	1,167	-	-
Operating and other income -										
from externals	1,449	910	451	175	116	180	414	-	520	4,215
inter-segmental income										
(expenses)	(43)	(21)	(33)	-	(23)	34	-	-	86	-
Total income	2,925	1,787	1,238	427	525	1,965	1,363	450	606	11,286
Provision for doubtful debts	150	-	286	59	193	1,033	47	-	-	1,768
Net profit	272	393	68	118	47	302	291	180	436	2,107

* Reclassified









BANK HAPOALIM B.M.
HEAD OFFICE
50 ROTHSCHILD BLVD.
TEL AVIV 66883, ISRAEL
TEL. 972 3 5673333
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WWW.BANKHAPOALIM.COM


bank hapoalim

Bank Hapoalim | Condensed Financial Statement as at March 31, 2005



2005

bank hapoalim








Contents

Board of Directors' Report on the Financial Statements
As at March 31, 2005

At the meeting of the Board of Directors held on May 18, 2005, it was resolved to approve and publish the consolidated unaudited financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period of January-March 2005.

The following are details of the principal changes and developments that occurred during the reported period:

Economic and Financial Developments

Data accumulated during the first quarter of the year, particularly in foreign trade, indicate a certain degree of deceleration in economic growth. Industrial exports trended downward in the first quarter, as did import components: raw materials, consumer goods, and investment assets. The combined state-of-the-economy index fell by 0.7% during the quarter. Conversely, indicators point to an increase in local demand: revenue of commerce and services sectors, as well as industrial production, continued to grow, though at a slower rate. The tranquil security situation is particularly apparent in its effect on the tourism industry: the number of incoming tourists in the first quarter was 25% higher than in the corresponding quarter of 2004.

The business cycles in Israel are influenced by three key factors: the political and security situation, global demand, and economic policy. The security situation has improved, for now, while global growth has fallen off slightly, though it still supports continued growth in exports. Indicators of the global activity of the technology sector continue to show an increase. Economic policy, while not expansive, supports growth of the business sector. Thus it is difficult to identify the causes of the slowdown in exports in the first quarter. However, the increase in local demand largely compensates for the decrease in exports.

In the political arena, it appears that the economy is at a crossroads. Disengagement from the Gaza strip is expected to be carried out in the near future. The consequences of its implementation are expected to impact the continuation of the political process, and may have an extensive effect on the continued solidification of economic growth.

Developments in the Global Economy

The global economy began 2005 with a positive trend. The U.S. economy continues to grow at a solid rate, and estimates indicate an improvement in growth in Japan. Growth is continuing at a high rate in China as well. In the Euro bloc, the leading economies have lowered their growth forecasts. Oil prices rose again during the first quarter, to high levels of $57 per barrel (WTI). The rapid growth in emerging nations, particularly China, is the main cause of the increase in prices of oil and other commodities. The climbing energy prices raised concerns over inflation in developed countries, particularly the United States; however, thus far inflation has actually risen only slightly in these countries.

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* The financial statements were prepared in reported amounts. The Consumer Price Index (known) decreased by 0.3% in the first three months of 2005. The shekel depreciated by 1.2% against the U.S. dollar during the period, and appreciated by 3.9% against the Euro.

One of the main reasons for the low inflation rate is the inexpensive imports from the East, which lower the prices of tradable products. The Federal Reserve in the United States continued raising the interest rate at a measured pace of 0.25% at each session, reaching 3.0% in May 2005.
Estimates indicate that the interest rate will continue to rise at a measured pace in the coming months. In Europe, the Central Bank interest rate remained flat at 2%. Increasing concerns over inflation were reflected in high volatility in long-term bond yields in the United States: yields of government bonds at a ten-year duration rose to 4.6% at the end of March, but dropped to 4.2% again during April. The U.S. trade deficit continued to expand, and could threaten the stability of the financial markets. Pressure is growing on China to float its currency, thus far without results.

Inflation and Exchange Rates

The Consumer Price Index decreased by 0.6% in the first quarter of the year. The CPI increased by 0.7% in the last twelve months, ending in March, less than the lower boundary of the inflation target (1%-3%). Inflation has remained low over the last twelve months despite the increase in prices of energy and commodities, as a result of the appreciation of the shekel against the dollar, increased exposure to cheap imports, and surplus production capacity, reflected in the high unemployment rate and moderate increase in wages. The expected inflation rate derived from the capital market stood at 2.2% in March.
The shekel depreciated by 1.2% against the U.S. dollar during the first quarter, and appreciated by 0.5% against the currency basket. The shekel exchange rate against the dollar was strongly influenced by the fluctuations in the dollar's exchange rate against other currencies, particularly the Euro. The exchange rate against the currency basket was characterized by stability. Favorable economic fundamentals, particularly the solid condition of the balance of payments, as well as the improvement in the diplomatic situation support the shekel's strength. The sharp increase in foreign investments in Israel during 2004 continued, even accelerating during the first quarter of the year, including an increase in direct foreign investments. However, it appears that the equalization of the tax rate on foreign securities has yet to bring about a significant increase in investments abroad by Israelis.

Fiscal and Monetary Policy

The State budget for 2005 was approved at the end of March. The deficit target was set at 3.4% of the GDP, with 0.4% of the GDP slated for costs of the disengagement plan. According to estimates, expenses for disengagement will be considerably higher than the allocated amount, though some may be spread over several years, and it is possible that the United States may participate in financing some of the costs.
A local budget surplus of NIS 3.6 billion was accrued during the first quarter, versus a deficit of NIS 1.1 billion in the corresponding quarter last year. The large surplus primarily resulted from the transfer of NIS 5 billion from the National Insurance Institute, recorded as income. Tax income grew at a real rate of 3.4% in the first quarter, compared to the previous year. The income trajectory appears to be in line with the annual tax collection target.
The Bank of Israel interest rate was reduced to 3.5% during the first quarter, and has remained at this rate in April. The interest spread between the Israeli and U.S. central banks has contracted to just 0.5%. The diminished interest spread reflects the low inflationary pressure in Israel as well as the improvement in Israel's global political standing.

Money and Capital Markets

The positive trend continued in the Israeli capital market. The TA-100 Index gained 4.5% in the first quarter of the year, and the General Bonds Index gained 2.3%. The increasing involvement of foreign investors in share and bond trading is noteworthy, as are the excess yields of the Israeli markets in comparison to most markets abroad. Interest rates for all durations continued trending downward, reaching quite low levels compared to past rates. The yield of Shahar-type bonds at a 9-year maturity fell to 6.6%, versus 7.2% in December 2004. The yield of 10-year CPI-linked bonds decreased to 3.7%. The yield differential between Israeli and U.S. ten-year bonds contracted to only 2.1% in March, reflecting the decline in Israel's risk premium and in exchange rate risk.

The average daily turnover of stocks and convertible securities (including off-market transactions) totaled NIS 961 million in the first quarter of 2005, an increase of 42% compared with the first quarter of 2004. The average daily trading volume of bonds totaled NIS 1,373 million in the first quarter of 2005, an increase of 55% compared with the first quarter of 2004.

Forward-Looking Information

The information contained in this report, with regard to the description of the Bank's business, its financial status, and the results of its operations, may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe", "expect", "plan", "should", "estimate", "forecast", and similar expressions indicate forward-looking information.

This information reflects the Bank's current viewpoint with regard to future events, based on estimates, and is therefore subject to risks and uncertainty.

Since the realization of these forecasts cannot be forecast with certainty, and actual events may differ from expectations, information defined as "forward-looking" should be treated with caution. Reliance on such information involves risks and uncertainty. The future financial and business results of the Bank Group may be materially different.

Profit and Profitability

The net profit of the Bank Group totaled NIS 926 million in the first three months of 2005, compared with NIS 513 million in the same period last year, an increase of 80.5%. Net return on equity amounted to 26.7%, in annual terms, in the first three months of 2005, compared with 15.2% in the same period last year and 15.2% in the full year of 2004.

The increase in the Group's net profit, compared with the same period last year, resulted mainly from the following factors:

1. An NIS 68 million increase in profit from financing activities before provision for doubtful debts.
2. An NIS 36 million increase in operating and other income.
3. An NIS 411 million increase in net profit from extraordinary transactions after taxes.

However, the following factors had the effect of reducing net profit:

1. An NIS 49 million increase in the provision for doubtful debts.
2. An NIS 24 million increase in operating and other expenses.

Profit from financing activities before provision for doubtful debts totaled NIS 1,795 million, compared with NIS 1,727 million in the same period last year, an increase of 3.9%. The increase mainly resulted from profits from realization and adjustment to fair value of bonds, as well as an increase in income from interest on problematic debts not previously recorded.

The aggregate interest spread in the first three months of 2005 reached 1.64%, compared to 1.38% in the same period last year.

Set out below is the development of profit from financing activities by principal segments of activity:

Segment	**1-3/05**	1-3/04	Change
	NIS millions		%
Households Segment	**357**	362	(1.4)
Private Banking Segment	**213**	217	(1.8)
Small Business Segment	**210**	188	11.8
Housing Finance Segment	**58**	53	9.4
Commercial Segment	**113**	110	2.7
Corporate Segment	**440**	457	(3.7)
International Activity Segment	**254**	238	6.7
Financial Management Segment	**150**	102	47.1
Total	**1,795**	1,727	3.9

The provision for doubtful debts was made on a conservative basis and with due regard for the risks inherent in the credit portfolio. The provision for doubtful debts totaled NIS 461 million in the first three months of 2005, compared with NIS 412 million in the same period last year, an increase of 11.9%.

The specific provision for doubtful debts totaled NIS 508 million in the first three months of 2005, compared with NIS 359 million in the same period last year, an increase of 41.5%.

The specific provision for doubtful debts was a result of the continuing recession of the Israeli economy and the continuing erosion of the debt repayment capability of several large borrowers in various economic sectors, as noted in the section on "Credit Risks".

The increase in the specific provision in the first quarter of 2005 refers primarily to credit granted to the industrial, construction, and real estate sectors.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

Segment	**1-3/05**	1-3/04	Change
	NIS millions		%
Households Segment	**28**	26	7.7
Private Banking Segment	**2**	-	-
Small Business Segment	**37**	55	(32.7)
Housing Finance Segment	**14**	13	7.7
Commercial Segment	**45**	63	(28.6)
Corporate Segment	**338**	251	34.7
International Activity Segment	**(3)**	4	-
Total	**461**	412	11.9

The most significant increase in the provision for doubtful debts occurred in the Corporate Segment, in which the provision totaled NIS 338 million, compared to NIS 251 million in the same period last year, an increase of 34.7%.

The ratio of the specific provision for doubtful debts to the total (balance-sheet) balance of credit to the public at the Bank Group's risk reached 1.15%, in annual terms, in the first three months of 2005, compared with 0.78% in the same period last year and 0.96% in the full year of 2004. The ratio to the overall balance of (balance-sheet and off-balance sheet) credit to the public at the Bank Group's risk reached 0.71% the first three months of 2005, compared with 0.55% in the same period last year and 0.62% in the full year of 2004.

The supplementary provision for doubtful debts, which is based on unidentified risk inherent in customer indebtedness portfolios, had a reduced provision (income) of NIS 47 million in the first three months of 2005, compared to an increased provision of NIS 53 million in the same period last year. The reduced provision in the first quarter of 2005 mainly resulted from the Supervisor of Banks' approval of the cancellation of a supplementary provision in the amount of NIS 29 million carried out in the past in respect of credit granted to finance shares tradable on the stock exchange for which a receiver had been appointed. The balance of the supplementary provision totaled NIS 449 million on March 31, 2005.

The balance of the general provision for doubtful debts totaled NIS 723 million on March 31, 2005. The cumulative balance of the general provision and the supplementary provision for doubtful debts on March 31, 2005, totaled NIS 1,172 million.

Since the general provision and the supplementary provision for doubtful debts are not recognized as an expense for tax purposes, given the rates of tax on income, the balance of the general and supplementary provision was equivalent to a specific provision of approximately NIS 2.1 billion and accounted for 0.7% of total credit to the public (balance-sheet and off-balance sheet).

Profit from financing activities after provision for doubtful debts totaled NIS 1,334 million, compared with NIS 1,315 million in the same period last year, an increase of 1.4%.

Operating and other income totaled NIS 1,058 million, compared with NIS 1,022 million in the same period last year, an increase of 3.5%.

Income from capital market activity increased by 8.8%, and totaled NIS 373 million, compared with NIS 343 million in the same period last year. The increase mainly derived from income from commissions on securities transactions, which totaled NIS 164 million, compared with NIS 145 million in the same period last year, an increase of 13.1%. The increase resulted primarily from the substantial increase in turnovers on the Tel-Aviv Stock Exchange. In addition, income from management fees of mutual funds increased, and amounted to NIS 111 million, compared with NIS 97 million in the same period last year, an increase of 14.4%, due to the growth in mutual fund assets.

Income from provident fund management fees declined by 3% and totaled NIS 98 million, compared with NIS 101 million in the same period last year.

A net profit of NIS 5 million was recorded in the first three months of 2005 from investments in shares, due to sales of shares and gains in value recorded for investments in shares. A net profit of NIS 18 million was recorded in the same period last year.

Operating and other income not derived from capital market activity and investment in shares amounted to NIS 680 million the first three months of 2005, compared with NIS 661 million in the same period last year, an increase of 2.9%. Most of the increase derived from the contribution of credit card companies to the operating income of the Bank Group (before deduction of expenses relating to this activity), which totaled NIS 227 million, compared with NIS 214 million in the same period last year, an increase of 6.1%.

Operating and other expenses totaled NIS 1,685 million, compared with NIS 1,661 million in the same period last year, an increase of 1.4%.

Salary expenses totaled NIS 1,010 million, compared with NIS 1,026 million in the same period last year, a decrease of 1.6%.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 281 million, compared with NIS 264 million in the same period last year, an increase of 6.4%.

Other expenses totaled NIS 394 million, compared with NIS 371 million in the same period last year, an increase of 6.2%, mainly due to an increase in the 'Customers' damages and claims' item.

The coverage rate of operating and other expenses by operating and other income reached 62.8%, compared with 61.5% in the same period last year, and 66.1% in the full year of 2004.

The ratio of expenses to income, calculated according to the ratio of operating and other expenses to profit from financing activities before provision for doubtful debts and to operating and other income, reached 59.1%, compared with 60.4% in the same period last year, and 56.5% in the full year of 2004.

Operating profit before taxes totaled NIS 707 million, compared with NIS 676 million in the same period last year, an increase of 4.6%.

The return of operating profit before taxes on equity[1] reached 19.5%, in annual terms, compared with 20.8% in the same period last year.

The provision for taxes on operating profit totaled NIS 318 million, compared with NIS 299 million in the same period last year. The effective tax rate as a percentage of operating profit before taxes, reached 45.0%, compared to the statutory tax rate of 43.6%.

Operating profit after taxes totaled NIS 389 million, compared with NIS 377 million in the same period last year, an increase of 3.2%.

The return of operating profit after taxes on equity[1] reached 10.4%, in annual terms, compared with 11.2% in the same period last year.

The Bank's share in the net operating profits of equity-basis investees after taxes totaled NIS 28 million, compared with NIS 19 million in the same period last year.

Minority interest's share in net operating profits after taxes of consolidated companies totaled NIS 31 million, compared with NIS 12 million in the same period last year.

Net operating profit totaled NIS 386 million, compared with NIS 384 million in the same period last year.

---

(1) Taking into consideration the date of record of the dividend in the financial statements, and including the rights of minority shareholders and deducting investments in equity-basis investees.

Net profit from extraordinary transactions, after taxes amounted to NIS 540 million, due to the sale of most of the Bank's holdings in Signature Bank. Profit in the first quarter of 2004 totaled NIS 129 million, mainly due to profit from the decrease in the rate of holdings following the issue of the shares of Signature Bank to the public, and profit from the realization of shares of Clal Insurance Enterprises Holdings.

Net profit of the Bank Group totaled NIS 926 million, compared with NIS 513 million in the same period last year, an increase of 80.5%.

Net return on equity, taking into consideration the date of record of the dividend, reached 26.7%, in annual terms, compared with 15.2% in the same period last year and 15.2% in the full year of 2004.

Net profit per share of NIS 1 par value of share capital amounted to NIS 0.74, compared with NIS 0.41 in the same period last year.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad, through the Bank, subsidiaries, branches, and representative offices, in all areas of banking, and provides a wide range of banking and financial services to its customers.

The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via eight main segments of activity. The division into segments of activity is based on the types of products and services, or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

The Bank's segments of activity are the following:

Households Segment – provides a range of banking services and financial products to households.

Private Banking Segment – provides a range of advanced banking services through various channels and financial products to private customers of medium to high net worth, including investment consulting services.

Small Business Segment – provides a range of banking services and financial products to small businesses using credit lines of up to $750,000.

Housing Finance Segment – includes loan-granting activity for the purchase, renovation, or construction of residential apartments, and the granting of loans, for any purpose, which are secured by the mortgage of residential apartments.

Commercial Segment – provides a range of banking services and financial products to middle market business customers that utilize credit of up to $10 million.

Corporate Segment – provides a range of banking services and financial products to large companies in the Israeli economy, with the granting of credit constituting the principal area of activity. The Segment's customers also include customers from the areas of settlement and local government.

International Activity Segment – includes the Bank Group's activity abroad, which is mainly conducted via the Bank's branches abroad and the Global Private Banking Center in Israel, subsidiaries in Switzerland, the USA, and the UK, and representative offices in America and Europe.

Financial Management Segment – responsible for the management of the Bank's nostro portfolio, management of the different exposures, and support for the development and pricing of financial products.

Others and Adjustments – includes all other activities of the Bank Group, each of which does not form a reportable sector, and adjustments of Inter-segmental activity.

The results of operations of the segments, categorized according to the main segments of activity, are detailed in Appendix D to the condensed financial statements.

Data on the segments' results were compiled in accordance with the Supervisor of Banks' directives concerning "principal segments of activity", and includes the information as it is presented to the Board of Management.

The accounting principles applied in the presentation of the results of operations of the segments of activity of the Bank Group are those described in Note 2 to the Financial Statements as at December 31, 2004. The following are the main principles applied in dividing the operating results between the different segments:

Profit from financing activities – profit derived from activity conducted with external entities, calculated on the basis of the retail interest rate received from or paid to external customers of the different banking segments. Profit derived from intersegmental activity includes the cost of sources and applications from the Financial Management Segment, as well as the theoretical financing income that each segment derives from the capital allocated to it, based on the risk assets associated with each segment.

Provision for doubtful debts - a provision for doubtful debts is charged to the segment, to which the borrower against whose debt the provision is recorded, belongs.

Operating and other income - attributed to the segment to which the customer belongs.

Operating and other expenses - the majority of expenses are identified with and attributed specifically to the segments. The remaining expenses that are not attributed as said are attributed, in accordance with predefined rules, to each of the segments of activity. The rules for attribution are based on the volumes of activity relevant to the types of costs in each segment, and on standard prices determined for each type of activity conducted with each segment's customers.

Debiting for inter-segmental services - the segment that is responsible for a customer who receives services from another segment is debited by means of a fee calculation for services supplied by other segments to its customers. The costs of the segment providing the service are reduced accordingly, and the costs are concurrently charged to the segment to which the customer belongs. In addition, the operating income of the segment is debited for product development costs.

Taxes on income - the provision for tax on the results of operations of each segment was calculated according to the statutory rate of tax, taking into account the fact that the supplementary provision for doubtful debts is not recognized as an expense for tax purposes. Provisions for the difference between the total provision for taxes in the different segments and the overall total provision for taxes were included in the Others and Adjustments Segment.

The shareholders' equity allocated to the segment is the sum of two components:

Shareholders' equity required in respect of credit risk – the balance of risk components in each segment, multiplied by the rate of tier-1 capital as at the balance sheet date.

Shareholders' equity required in respect of operating risk – according to a model used at the Bank to allocate capital to operating risks.

The allocation of capital in respect of operating risks in the first quarter of 2005 is based on data of the aforementioned model for December 31, 2004; allocation for the first quarter of 2004 is based on data of the model for December 31, 2003.

Set out below are the results of operations of the Bank Group, by segments:

A. Net profit

	For the three months ended March 31		
	2005	2004	Change
	NIS millions		%
Households	**60**	56	7.1
Private Banking	**88**	72	22.2
Small Business	**17**	(1)	-
Housing Finance	**25**	23	8.7
Commercial Banking	**21**	6	250.0
Corporate Banking	**27**	99	(72.7)
International Activity	**76**	78	(2.6)
Financial Management	**67**	40	67.5
Others and Adjustments	**545**	140	289.3
Total	**926**	513	80.5

B. Balance sheet balances

	Credit to the public			Deposits from the public		
	Mar. 31 2005	Dec. 31 2004	Change	**Mar. 31 2005**	Dec. 31 2004	Change
	NIS millions		%	NIS millions		%
Households	**14,284**	14,157	0.9	**36,972**	37,789	(2.2)
Private Banking	**3,922**	3,977	(1.4)	**76,424**	77,817	(1.8)
Small Business	**12,914**	12,799	0.9	**12,158**	12,427	(2.2)
Housing Finance	**26,370**	26,446	(0.3)	**-**	-	-
Commercial Banking	**13,762**	13,301	3.5	**4,531**	4,634	(2.2)
Corporate Banking	**83,554**	86,957	(3.9)	**20,707**	15,428	34.2
International Activity	**20,117**	23,117	(13.0)	**37,505**	49,111	(23.6)
Financial Management	**1,455**	1,788	(18.6)	**6,075**	9,460	(35.8)
Total*	**176,378**	182,542	(3.4)	**194,372**	206,666	(6.0)

* For the effect of the cessation of the consolidation of Signature Bank data, see the section on the International Activity segment.

Following are the condensed operating results of the principal segments, divided into sub-activities:

The Households Segment

Net profit of the Households Segment totaled NIS 60 million, compared to NIS 56 million in the same quarter last year.

The segment's income totaled NIS 722 million, compared with NIS 704 million in the same quarter last year, an increase of 3%. The increase in income mainly derived from capital market income, as a result of an increase in activities in securities and income from mutual and provident funds, as well as an increase in the area of banking and financial services.

The provision for doubtful debts increased, totaling NIS 28 million, compared with NIS 26 million in the first quarter of 2004, expressing a continued deterioration in the repayment capability of some households resulting from the ongoing impact of the recession on this segment and from the unemployment rate which has yet to decrease significantly.

Set out below are the condensed operating results of the Households Segment:

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the three months ended March 31, 2005				
Profit from financing activities	**357**	**-**	**-**	**357**
Operating and other income	**146**	**119**	**100**	**365**
Total income	**503**	**119**	**100**	**722**
Net profit	**13**	**26**	**21**	**60**
For the three months ended March 31, 2004				
Profit from financing activities	362	-	-	362
Operating and other income	129	120	93	342
Total income	491	120	93	704
Net profit	14	23	19	56

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the Segment's activity

- For details regarding regulatory involvement in the area of banking commissions, see the Other Matters section below.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards, see the Subsidiary and Affiliated Companies section below.

Legal proceedings

See Note 3 to the condensed financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the recommendations for capital market reform, see Note 2 to the condensed financial statements.

The Private Banking Segment

Net profit of the Private Banking Segment totaled NIS 88 million, compared with NIS 72 million in the same quarter last year, an increase of 22.2%.The increase in profit derived from a significant improvement in the Segment's income, principally in income from the capital market, an activity characteristic of customers of the Segment.

Income from capital market activity, including securities activity and investments in provident and mutual funds, totaled NIS 152 million in the first quarter of 2005, an increase of 20.6% compared with the same quarter last year. In addition, income from credit card activity improved, amounting to NIS 48 million, an increase of 6.7% compared with the same period last year.

Set out below are the condensed operating results of the Private Banking Segment:

	Banking and financial services	Credit cards	Capital market(1)	Total
	NIS millions			
For the three months ended March 31, 2005				
Profit from financing activities	**213**	**-**	**-**	**213**
Operating and other income	**46**	**48**	**152**	**246**
Total income	**259**	**48**	**152**	**459**
Net profit	**13**	**12**	**63**	**88**
For the three months ended March 31, 2004				
Profit from financing activities	217	-	-	217
Operating and other income	20	45	126	191
Total income	237	45	126	408
Net profit	14	11	47	72

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the Segment's activity

- For details regarding the regulatory involvement in the area of banking commissions, see the "Other Matters" section below.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards, see the Subsidiary and Affiliated Companies section below.

Legal proceedings

See Note 3 to the financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the recommendations for capital market reform, see Note 2 to the condensed financial statements.

The Small Business Segment

Net profit of the Small Business Segment totaled NIS 17 million, compared with a loss of NIS 1 million in the same period last year.

The increase in net profit mainly resulted from an improvement in financing profit and a decrease in the provision for doubtful debts.

Set out below are the condensed operating results of the Small Business Segment:

	Banking and financial services	Credit cards	Capital market[1]	Total
	NIS millions			
For the three months ended March 31, 2005				
Profit from financing activities	**210**	**-**	**-**	**210**
Operating and other income	**71**	**19**	**16**	**106**
Total income	**281**	**19**	**16**	**316**
Net profit	**5**	**5**	**7**	**17**
For the three months ended March 31, 2004				
Profit from financing activities	188	-	-	188
Operating and other income	69	17	12	98
Total income	257	17	12	286
Net profit	(9)	4	4	(1)

(1) Management fees for provident funds, mutual funds, and securities activity.

Restrictions and supervision of the Segment's activity

- For details regarding regulatory involvement in the area of banking commissions, see the "Other Matters" section.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards, see the Subsidiary and Affiliated Companies section below.

Legal proceedings

See Note 3 to the condensed financial statements.

The Housing Finance Segment

Changes in the Segment's volume of activity and net profit

Net profit of the Housing Finance Segment totaled NIS 25 million, compared with NIS 23 million in the same period last year, an increase of 8.7%.

Legal proceedings

See Note 3 to the condensed financial statements.

The Commercial Segment

Net profit of the Commercial Segment increased and totaled NIS 21 million, compared with NIS 6 million in the same period last year mainly due to the decrease in the provision for doubtful debts.

The rate of net return on equity, calculated based on the risk components in the Segment, amounted to 8.0%, compared with 3.0% in the same period last year.

The Segment's income totaled NIS 134 million, compared with NIS 135 million in the same period last year.

Events or matters outside the Segment's ordinary course of business

With regard to the recommendations for capital market reform, see Note 2 to the condensed financial statements.

The Corporate Segment

Changes in the Segment's volume of activity and net profit

Net profit of the Corporate Segment totaled NIS 27 million, compared with NIS 99 million in the same quarter last year, mainly due to an increase in the provision for doubtful debts and a decrease in financial income from banking and finance.

The decrease in profit resulted from an increase in the provision for doubtful debts, due to the erosion of the repayment capability of several large borrowers mainly in the construction and industry sectors.

Total credit as at March 31, 2005, amounted to NIS 83.6 billion, compared with NIS 87.0 billion at the end of 2004. The decrease mainly resulted from debt settlements and credit substitutes by several large borrowers and a transition to external non banking credit substitutes.

Total deposits from the public as at March 31, 2005, amounted to NIS 20.7 billion, compared with NIS 15.4 billion, an increase of 34.2%, which resulted from the expansion of activity in this area.

Set out below are the condensed operating results of the Corporate Segment:

	Banking and financial services	Construction and real estate	Credit cards	Capital market[1]	Total
		NIS millions			
For the three months ended March 31, 2005					
Profit from financing activities	**348**	**92**	**-**	**-**	**440**
Operating and other income	**26**	**6**	**2**	**12**	**46**
Total income	**374**	**98**	**2**	**12**	**486**
Provision for doubtful debts	**(200)**	**(138)**	**-**	**-**	**(338)**
Net profit (loss)	**50**	**(28)**	**1**	**4**	**27**
For the three months ended March 31, 2004					
Profit from financing activities	377	80	-	-	457
Operating and other income	48	6	2	8	64
Total income	425	86	2	8	521
Provision for doubtful debts	(145)	(106)	-	-	(251)
Net profit (loss)	111	(16)	1	3	99

(1) Management fees for provident funds, mutual funds, and securities activity.

The International Activity Segment

Changes and developments in the structure of the Segment

The following information refers to changes in various areas of the segment's operation, in comparison to the description in the annual financial statements for 2004:

Subsequent to a resolution passed by the Bank's Board of Directors to sell the Bank's entire holdings in Signature Bank through the publication of a sale offer to the public in the United States, the majority of the Bank's holdings in Signature Bank were sold on March 31, 2005. As a result of the sale, the Bank ceased consolidating the financial statements of Signature Bank as of the end of the first quarter of 2005. (Profit and loss data for Signature Bank were included in the statement of profit and loss for this quarter, since the sale was carried out at the quarter's end).

In April 2005, an additional quantity of shares was sold. Following the sales, the Bank holds 5.7% of the share capital of Signature Bank. As a result of the sale of the shares and the cessation of consolidation of the financial statements of Signature Bank, the segment's balance of assets as at March 31, 2005, decreased in comparison to the balance reported at the end of 2004.

Set out below are data concerning the principal balance sheet items included in respect of Signature Bank in assets of the International Activity Segment at the end of 2004:

	NIS billion
Investments in securities	11.0
Credit to the public	2.9
Deposits from the public	11.6
Total balance sheet	13.6

As a result of the cessation of consolidation of Signature Bank, the number of direct employees of the segment at the end of the quarter totaled 574, compared to 861 direct employees employed by the segment at the end of 2004.

On March 29, 2005, an agreement was signed under which Bank Hapoalim Switzerland, a wholly owned subsidiary of the Bank, will acquire full ownership of the Swiss bank, Bank of New York – Inter Maritime Bank, Geneva (hereafter: "Maritime"). The consideration to be paid by Bank Hapoalim Switzerland is 95 million Swiss Francs, subject to various adjustments to be carried out between the parties, including adjustments based on the shareholders' equity of Maritime at the date of completion of the transaction, and adjustments based on the volume of its customers' assets at various dates as stipulated in the agreement.

Completion of the transaction is subject to the fulfillment of various advance conditions, including obtaining permission from the Governor of the Bank of Israel.

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 76 million, compared with NIS 78 million in the first quarter of 2004. It should be noted, that the segment's profits from financial activity and from operational income and other income in the first quarter of the year, increased in comparison to the same period in 2004. However there was an increase in operational expenses and minority interest's share in profits of consolidated companies.

Set out below are the condensed operating results of the International Activity Segment:

	U.S. branches	U.K. branches	Int'l private banking in Israel	Bank Hapoalim Switzerland	Signature Bank	Other companies	Total
	NIS millions						
For the three months ended March 31, 2005							
Profit from financing activities before provision for doubtful debts	**84**	**27**	**10**	**27**	**99**	**7**	**254**
Operating and other income	**22**	**1**	**14**	**40**	**15**	**29**	**121**
Total income	**106**	**28**	**24**	**67**	**114**	**36**	**375**
Net profit	**20**	**4**	**10**	**19**	**15**	**8**	**76**

	U.S. branches	U.K. branches	Int'l private banking in Israel	Bank Hapoalim Switzerland	Signature Bank	Other companies	Total
	NIS millions						
For the three months ended March 31, 2004							
Profit from financing activities before provision for doubtful debts	96	35	11	22	62	12	238
Operating and other income	22	-	13	44	14	12	105
Total income	118	35	24	66	76	24	343
Net profit	22	12	10	16	14	4	78

Events or matters outside the Segment's ordinary course of business

With regard to the police investigation concerning alleged suspicions of money laundering, see "Other Matters".

The Financial Management Segment

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 67 million, compared with NIS 40 million in the same quarter last year.

The Segment's income totaled NIS 150 million, compared with NIS 102 million in the first quarter of 2004. The Segment's income mainly derives from profits from the realization of bonds, management of the Bank's financial capital, and profits from positions in derivative financial instruments.

New products

The following are changes in various areas of the segment's activity, in comparison to the description presented in the Annual Financial Statements for 2004:

In March 2005, the Bank, via Poalim Hanpakot, issued CPI-linked zero-coupon bonds, the first issue of its kind in Israel.

Others and Adjustments

This framework includes all other activities of the Bank Group, each of which does not form a reportable sector under the Supervisor of Banks' directives.

These activities mainly include: investment banking, trust activity, credit card activity not attributed to the banking Segments, the results of operations of the Group's investments in equity-basis investees, and nonrecurring effects of realization of shares and decline in the rate of holdings in subsidiary and affiliated companies. In addition, this activity includes adjustment of Inter-segmental activities.

Net profit of this framework totaled NIS 545 million in the first quarter of 2005, compared with NIS 140 million in the same period last year. The increase was mainly due to profit from extraordinary activities, attributed to this framework only, in the amount of NIS 540 million, resulting from the sale of the shares of Signature Bank, compared with NIS 129 million in the same period last year, in which the profit resulted from the decrease in the rate of holdings in Signature Bank and the realization of shares of Clal Holdings.

Set out below is the distribution of the results of credit card operations by segments of activity:

	Households	Private banking	Small businesses	Corporate banking	Commercial banking	Incoming tourism and activity of customers of banks outside the Group	Total
	NIS millions						
For the three months ended March 31, 2005							
Operating and other income	**119**	**48**	**19**	**2**	**3**	**46**	**237**
Net profit	**26**	**12**	**5**	**1**	**1**	**5**	**50**

	Households	Private banking	Small businesses	Corporate banking	Commercial banking	Incoming tourism and activity of customers of banks outside the Group	Total
	NIS millions						
For the three months ended March 31, 2004							
Operating and other income	120	45	17	2	2	39	225
Net profit	23	11	4	1	1	1	41

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 250.6 billion, compared with 262.0 billion on December 31, 2004, a decrease of 4.3%.The decrease was mainly due to the cessation of inclusion of the balance sheet balances of Signature Bank, as of the date of the sale of the majority of the Bank's holdings in Signature Bank at the end of the first quarter of 2005.

Excluding the balances of Signature Bank, the total balance sheet increased by 0.9% compared to the end of 2004.

With regard to the cessation of consolidation, see Note 5 to the condensed financial statements.

Set out below are the developments in the main balance sheet items:

	Mar. 31 2005	Dec. 31 2004	Change		Excluding Signature Bank data* Dec. 31 2004	Change	
	NIS millions		NIS millions	%	NIS millions	NIS millions	%
Total balance sheet	**250,646**	262,042	(11,396)	(4.3)	248,454	2,192	0.9
Credit to the public	**176,378**	182,542	(6,164)	(3.4)	179,615	(3,237)	(1.8)
Cash on hand and deposits with banks	**37,195**	31,041	6,154	19.8	30,735	6,460	21.0
Securities	**25,784**	35,929	(10,145)	(28.2)	24,936	848	3.4
Deposits from the public	**194,372**	206,666	(12,294)	(5.9)	195,051	(679)	(0.3)
Deposits from banks	**6,193**	7,301	(1,108)	(15.2)	6,072	121	2.0
Bonds and subordinated notes	**20,586**	18,251	2,335	12.8	18,251	2,335	12.8
Shareholders' equity	**15,900**	15,166	734	4.8	15,166	734	4.8

Set out below are the developments in balances of customers' assets managed by the Bank Group:

	March 31 2005	December 31 2004	Change	
	NIS millions		NIS millions	%
Management of mutual funds	**42,531**	39,066	3,465	8.9
Management of provident funds and advanced study funds	**88,663**	86,395	2,268	2.6
Securities portfolios	**106,913**	102,075	4,838	4.7
Total	**238,107**	227,536	10,571	4.6

Credit to the public amounted to NIS 176.4 billion, compared with NIS 182.5 billion at the end of 2004. The decrease resulted from credit settlement by several large borrowers and by a transition to external banking credit substitutes.

Total deposits amounted to NIS 204.5 billion, compared with NIS 218.0 billion at the end of 2004.These deposits include deposits from the public, deposits from the Government, and deposits from the Bank of Israel and other banks.

Deposits from the public totaled NIS 194.4 billion, compared with NIS 206.7 billion at the end of 2004.The decrease resulted from the cessation of consolidation of Signature Bank. Excluding the balances of Signature Bank, this item decreased slightly, by 0.3%, compared with the end of 2004.

Bonds and subordinated notes totaled NIS 20.6 billion, compared with NIS 18.3 billion at the end of 2004, *an increase of 12.8%, mainly due to issues of bonds to the public.*

The value of the securities held by the Bank Group totaled NIS 25.8 billion, compared with NIS 35.9 billion at the end of 2004, a decrease of 28.2%. The decrease resulted from the cessation of consolidation of the financial statements of Signature Bank. Excluding the balances of Signature Bank, this item increased by 3.4% compared with the end of 2004.

Shareholders' equity totaled NIS 15.9 billion, compared with NIS 15.2 billion at the end of 2004, an increase of 4.8%. The increase is attributable mainly to the increase in net profit in the first three months of 2005, which was offset by dividends totaling NIS 339 million.

The ratio of shareholders' equity to total assets reached 6.3%, compared with 5.8% at the end of 2004.

The ratio of capital to risk assets reached 11.51%, compared with 10.99% at the end of 2004. The ratio of core (Tier 1) capital to risk assets was 7.64%, and compared to 7.42% at the end of 2004.

Tier 1 capital includes subordinated capital notes in the amount of NIS 467 million, which were authorized by the Supervisor of Banks as "hybrid capital subordinated notes".

Tier 2 capital includes upper Tier 2 capital (deferred notes and general provisions for doubtful debts), which totaled NIS 1,460 million on March 31, 2005, and contributed 0.67 percentage points to the overall capital ratio.

Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in various economic sectors, mainly in Israel, through equity-basis investees.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit totaled NIS 151 million, compared with NIS 207 million in the same period last year. The Bank's return on its investment in subsidiary and affiliated companies reached 5.9%, in annual terms, in the first three months of 2005, compared with 9.1% in the same period last year.

The Bank's investment in subsidiary and affiliated companies on March 31, 2005, totaled NIS 12.1 billion, compared with NIS 10.5 billion at the end of 2004.

Banking Subsidiaries in Israel (Bank Otsar Hahayal, Bank Yahav and Bank Massad) contributed a total of NIS 16 million to the Bank's net operating profit, compared with NIS 19 million in the same period last year. The Bank's return on its investments in banking subsidiaries in Israel reached 9.5% in the first three months of 2005, similar to the same period last year.

The Bank's investment in banking subsidiaries in Israel on March 31, 2005, totaled NIS 0.7 billion, similar to the end of 2004.

The following is a review of the activities of the principal companies:

Bank Otsar Hahayal - serves customers in the defense network through branches located in defense network installations, as well as customers in the civilian sector, focusing on households and small and medium-sized business customers.

Bank Otsar Hahayal's net profit totaled NIS 10 million, compared with NIS 11 million in the same period last year. Net return on equity amounted to 7.1%, compared with 8.3% in the same period last year.

Bank Otsar Hahayal's contribution to the Bank's net operating profit amounted to NIS 6 million, compared with NIS 10 million in the same period last year. The Bank's investment in Bank Otsar Hahayal on March 31, 2005, totaled NIS 404 million.
Under the permit the Bank received from the Governor of the Bank of Israel, the Bank must sell its holdings in Bank Otsar Hahayal by December 31, 2005.
The Bachar Committee Report, published in November 2004, recommends that the sale of the Bank's holdings in Bank Otsar Hahayal be completed by the date stipulated in the Bank of Israel permit (December 31, 2005). The Bachar Committee recommends that no further extensions be granted in this matter.
Bank Yahav - a bank specializing in the provision of services to civil servants and to employees of government companies and corporations.
Bank Yahav's net profit totaled NIS 20 million, compared with NIS 13 million in the same period last year. Net return on equity amounted to 23.6%, compared with 15.8% in the same period last year. Bank Yahav's contribution to the Bank's net operating profit amounted to NIS 9 million, compared with NIS 7 million in the same period last year. The Bank's investment in Bank Yahav on March 31, 2005, totaled NIS 197 million.
Bank Massad - specializes in providing services to employees of the education sector, other salaried employees, and owners of small businesses.
Bank Massad's net profit totaled NIS 4 million, compared with NIS 5 million in the same period last year. Net return on equity amounted to 6%, compared with 10.05% in the same period last year. Bank Massad's contribution to the Bank's net operating profit totaled NIS 1 million, compared with NIS 2 million in the same period last year. The Bank's investment in Bank Massad on March 31, 2005, totaled NIS 118 million.

Subsidiaries abroad form part of the Bank's international activity. The banking subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., and Poalim Asset Management.
Subsidiaries abroad ended the first three months of 2005 with a profit of NIS 47 million, compared with NIS 43 million in the same period last year (on the basis of their foreign currency statements of profit and loss, translated to shekels according to the exchange rate on the report date).
The contribution of subsidiaries abroad to the Bank's net operating profit amounted to NIS 10 million in the first three months of 2005, compared with NIS 78 million in the same period last year. The decrease mainly resulted from the appreciation of the shekel against the Swiss Franc. The Bank's investment in subsidiaries abroad on March 31, 2005, totaled NIS 3 billion.
Signature Bank - provides personalized service to privately owned businesses, their owners, and their senior management.
On March 10, 2005, the Board of Directors of the Bank resolved to sell its full holdings in the shares of Signature Bank by announcing a public sale offer in the United States.
The majority of the shares were sold on March 31, 2005. The Bank ceased controlling Signature Bank as of that date. The remaining balance of shares which have not yet been sold are included in the financial statements as at March 31, 2005 as available-for-sale securities.
Under an option granted to the underwriters to acquire the balance of shares, additional shares were realized on April 27, 2005.
Following the sales, the Bank holds 5.7% of the share capital of Signature Bank.

Signature Bank concluded the first three months of 2005 with a net profit of $5.3 million, compared with $2.6 million in the same period last year.

Taking into account the influence of the depreciation of the shekel against the dollar, Signature Bank's contribution to the Bank's net operating profit amounted to NIS 21 million, compared with NIS 34 million in the same period last year.

Poalim Asset Management (hereinafter: "PAM") - global asset management companies. The companies develop complex new products for global private banking customers in cooperation with the worldwide Frank Russell Company and other leading bodies.

PAM's net profit totaled £0.8 million, compared with £0.6 million in the same period last year.

Taking into account the effect of the depreciation of the shekel against the pound sterling, PAM's contribution to the Bank's net operating profit totaled NIS 5 million, compared with NIS 7 million in the same period last year. The Bank's investment in PAM on March 31, 2005, totaled NIS 54 million.

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - mainly engages in the provision of private banking services to its international customers.

Hapoalim Switzerland's net profit totaled 7.7 million Swiss Francs, compared with 6.2 million Swiss Francs in the same period last year.

As a result of the effect of the appreciation of the shekel against the Swiss Franc, Hapoalim Switzerland's contribution to net operating profits of the Bank was negative, in the amount of NIS 15 million, compared with a positive contribution in the amount of NIS 25 million in the same period last year. The Bank's investment in Hapoalim Switzerland on March 31, 2005, totaled NIS 971 million.

Bank Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - engages in financial-banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates as well as loans to Israeli customers.

Hapoalim Luxembourg did not contribute to the Bank's net operating profit in the first quarter. Its contribution in the same period last year amounted to NIS 7 million. The Bank's investment in Hapoalim Luxembourg on March 31, 2005, totaled NIS 115 million.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - a commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

Due to the effect of the depreciation of the shekel against the dollar, Cayman's contribution to the Bank's net operating profit amounted to NIS 5 million, compared with a contribution of NIS 8 million in the same period last year. The Bank's investment in Cayman on March 31, 2005, totaled NIS 223 million.

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of their activity are the marketing and operation of credit card systems, trust activity, captive reinsurance of the Group's companies, issuing and finance, investment banking services, management and underwriting of security issues, investing in and establishing new companies, management of private investment funds, the development and application of financial instruments, research and valuation studies, economic consulting, mutual fund management, and provident fund management.

Isracard, Europay (Eurocard) Israel, Poalim American Express, and Aminit - The majority of the Bank's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems as an integrated group under a single administrative and operational roof - "the Isracard Group."

Income from credit cards - The contribution of credit card companies to the Bank's net operating profit totaled NIS 25 million, compared with NIS 23 million in the same period last year, an increase of 8.6%.

In addition, the Isracard Group's contribution to commission income, which is included under operating income (before clearing related expenses), amounted to NIS 227 million, compared with NIS 214 million in the same period last year, an increase of 6.1%, which resulted from an increase in the volume of activity in Israel and in incoming tourism.

In the credit card market, it is possible for several issuers and several clearers to operate in identical credit card brands; in the future, this may also be possible for Isracard, a brand owned by Isracard Ltd. Such activity, at a volume greater than at present, may cause competitors in the credit card market to need agreements between them (hereinafter: "local agreements"), to regulate, among other matters, the interaction between them, including the rate of the "interchange commission" (the commission paid by clearers of credit card transactions to issuers of credit cards). Such agreements may require the approval of the Antitrust Tribunal or an exemption from the Antitrust Commissioner (hereinafter: the "Commissioner"). The Commissioner's position, as clarified to the Bank and to the credit card companies Europay (Eurocard) Israel Ltd. and Isracard Ltd., is that the Commissioner will grant exemptions to agreements of this kind provided that certain rules of conduct are established. The implementation of these rules is expected to bring about a change in the operating procedures of the credit card companies in the Bank Group. In February 2001, Isracard and Poalim American Express received notifications from the Israel Antitrust Authority, stating that the Commissioner was considering the possibility of declaring Isracard to be the holder of a monopoly in the market for clearing Mastercard and Isracard charge cards, and declaring Isracard Ltd. and the related company Poalim American Express Ltd. to be holders of a monopoly in the market for clearing American Express charge cards. Based on such a declaration, the Commissioner may issue directives to these companies which may affect their operating procedures.

In the communications between the companies and the Commissioner, it was agreed that the Commissioner would petition the Antitrust Tribunal to issue an agreed decree under Section 50B of the Restrictive Trade Practices Law 5748-1988, as an alternative to a declaration of a monopoly by the Commissioner. According to the terms of the agreed draft of the decree, the companies will act according to agreed rules, including, for some of the companies, gradual reduction of commissions paid by some businesses in respect of transactions in certain cards, as well as a commitment to petition the Antitrust Tribunal to approve the rate of the interchange commission, in the absence of an agreement with the Commissioner as to this rate. In August 2002, the Commissioner asked the Tribunal to approve the decree based on the agreed draft.

Approximately one year later, and before the Tribunal had approved the agreed decree, the Commissioner notified the companies that the changes he expected in the credit card market had not occurred, that he was considering withdrawing his petition to the Tribunal for approval of the agreed decree, and that he was considering exercising his authority to declare the Bank Group to be a holder of a monopoly in clearing Isracard and Mastercard charge cards. During the contacts subsequent to this notification, the Commissioner announced that he wished to promote the signing of local agreements, in order to enable general competition in clearing by each of the clearing companies that clear Visa and Mastercard cards in Israel, subject to the receipt of an appropriate exemption under Section 14 of the Restrictive Trade Practices Law, 5748-1988, prior to an appropriate legal action, under this law, being taken by the Commissioner. The Commissioner asked that the local agreements stipulate, among other things, that within one year Isracard would commit to establishing clearing commissions in Isracard cards for businesses identical to its commissions for Mastercard cards, with the aim of removing concerns over cross-subsidies and binding practices in clearing Isracard and Mastercard cards. Isracard and Europay (Eurocard) Israel are negotiating these matters with the Commissioner.

The Bank estimates that any of the following factors: conditions in the credit card market; implementation of the aforementioned rules; a reduction in interchange commissions; declaration of a monopoly, as noted above, and the issue of directives on the basis thereof; or the equalization of clearing commissions for Isracard cards to those of Mastercard cards may lead to a decrease in the income of the Bank Group in the future; however, the Bank cannot assess the extent of this effect.

Equity-Basis Investees - The Bank's share in the net operating profits of equity-basis investee companies amounted to NIS 28 million, compared with NIS 19 million in the same period last year. The Bank Group's investments in equity-basis investee companies on March 31, 2005, totaled NIS 788 million.

Clal Insurance Enterprises Holdings Ltd. - The contribution of Clal Insurance Enterprises Holdings to the Bank's net operating profit totaled NIS 29 million compared with NIS 18 million in the same period last year.

The Bank's investment in Clal Insurance Enterprises Holdings on March 31, 2005, totaled NIS 329 million. See Note 4 to the condensed financial statements and the Auditors' Report regarding the exposure to class actions at companies in the Clal Insurance Enterprises Holdings Group.

Industrial Buildings Ltd. - Industrial Buildings contributed NIS 1 million to the Bank's net operating profit in the first quarter of 2005 compared to its contribution of NIS 2 mllion in the same quarter last year. The Bank's investment in Industrial Buildings on March 31, 2005, totaled NIS 193 million.

Amot Investments Ltd. - The contribution of Amot to the Bank's net operating profit totaled NIS 2 million, similar to its contribution in the same period last year.

The Bank's investment in Amot on March 31, 2005, totaled NIS 143 million.

Strategic Plan

In 2004, the Bank's Board of Directors approved a strategic plan for the Bank for the coming years, through 2008. The Bank is operating in accordance with this plan, as detailed below. It is emphasized that the information presented in this section is forward-looking.

The overall goal of the plan is to realize a sustainable return on equity of over 15% by 2008, similar to leading banks in Europe and the United States.

The plan's objectives include the expansion of the Bank's activity overseas, which is targeted to reach 30% of its total activities.

The Bank intends to take part in the globalization of the international banking system. In order for the strategic plan to succeed, the Bank will strive to achieve excellence in various areas of its activity, particularly in all aspects of customer service. The expansion overseas also aims to reduce, where possible, the Bank's dependence on fluctuations in the Israeli economy. The expansion will not harm the Bank's operations in Israel, but rather will assist the Bank in consolidating its leadership in all areas of the Israeli banking system: retail, business, finance, and asset management. It should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in planning several years ahead a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent realization of future plans. Among these, it should be noted that the success of a plan of this kind depends not only on the Bank's internal ability to carry out its objectives, but also on the condition of the global economy, and especially the political and economic situation in Israel and in the region. The possibility of a slowdown in Israel's growth rate and in that of the industrialized countries should be taken into consideration. Various risks threaten growth in Israel and worldwide, such as terrorist attacks, the volatility of commodity prices in general and those of natural resources (such as oil) in particular, volatility in capital markets, and more. The plan's success will also be a function of potential future regulatory changes in Israel, including, in particular, possible changes in the structure of the Israeli capital market.

The work plans approved in accordance with the strategic plan are targeted to achieve a 14% return on equity in 2005. Note, however, that this objective does not take into account capital gains generated from the sale of most of the Bank's holdings in Signature Bank. This objective is based, among other factors, on forecasts that the Israeli economy will continue to develop and grow, similarly to its growth in 2004, the inflation rate will be as planned, and the condition of the Israeli and international economy will help to bring about the realization of the following assumptions and plans:

A. The condition of corporations and individuals who are customers of the Bank will continue to improve, so that the decrease in provisions for doubtful debts will continue;

B. The Bank's international operations will expand, including international private banking activities;

C. The Bank's financial activities will expand, in Israel and globally;

D. The volume of customers' activities in the different segments will increase.

It is emphasized, however, that in the event that developments in the Israeli and/or international economy differ from expectations for the worse, and in the event that the above assumptions and/or plans, in whole or in part, are not realized, there will be an adverse effect on the Bank's work plans, which may prevent the attainment of the return on equity goal noted above.

Furthermore, the work plans for 2005 and the return on equity goal do not reflect the potential impact on the Bank's profits in the event that the recommendations of the "Bachar Committee" are implemented, in whole or in part.

It is emphasized, again, that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all information in this section is forward-looking information.

International Activity

The Bank is working to increase its activity abroad, in order to enhance profitability and diversify risk. This trend is apparent in all areas of international activity, including the raising of resources, the development of Global Private Banking, participation in international transactions, the expansion of local activity of the Bank's branches worldwide, and the development of relations with international banks (foreign banks with whom the Bank has an agreement to carry out mutual activity will be referred to hereinafter as "correspondent banks").

The Bank's activity abroad is centered on the corporate sector and on the area of private banking. Corporate sector activity includes the granting of credit to local and foreign borrowers, principally by means of loan consortiums with leading banks abroad, granting of credit to borrowers with an affinity to Israel, and investments in bonds. Within the framework of private banking, the Bank provides its high net worth customers abroad, sophisticated and professional services and products, including investment products and global asset management services.

The Bank's international activity encompasses Israel, Europe, the USA, Latin America, Canada, and Australia, by means of branches, representative offices, banking subsidiaries, and asset management subsidiaries.

The Bank maintains ties with some 2,500 correspondent banks throughout the world, through which it conducts international activities. The network of correspondent banks has expanded considerably during recent years, and now covers countries in Central and Eastern Europe, the CIS, Asia, and Latin America.

The activity of subsidiaries abroad is part of the Bank's international operations, alongside those carried out via the Bank's branches abroad. Banking subsidiaries abroad are: Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., and Poalim (Latin America) S.A.

In England, Poalim Asset Management offers sophisticated investment channels to high net worth investors, in part through deposits and plans which are instruments produced by the Bank Group itself, and in part through instruments produced by other suppliers.

The Bank has a wholly owned subsidiary, Hapoalim International NV, incorporated in the Dutch Antilles, which is engaged in raising foreign currency resources for the Bank through the issuance of debt notes fully guaranteed by the Bank.

In the United States, the Bank operates mainly through its branch in New York, as well as through its branches in Chicago and Miami.

The Bank's U.S. Activity

The New York and Chicago branches offer credit to large American companies through loan consortiums with leading banks. The business policy is to participate in financing packages for companies which have a high rating, given by the international rating companies Standard & Poor's or Moody's. In December 2004, over 75% of the credit portfolio consisted of credit to Investment Grade companies.

The branch specializes in structured finance, as well as in credit derivatives, backup lines for issuing commercial paper, and leasing transactions.

In addition, the New York branch provides comprehensive financial services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and trading room services. The Bank enables Israeli companies and American companies which have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch. The New York branch also provides its customers with FDIC deposit insurance coverage, similar to American banks.

Net profit of the Bank's U.S. branches totaled $10.6 million in the first three months of 2005, compared with $7.1 million in the same period last year.

Global Private Banking (GPB) and International Activity in Europe

U.K. branches - London and Manchester. The business activity of the U.K. branches includes granting of credit to large borrowers by way of loan consortiums with leading banks, trading room activity, foreign trade, banking services to corporate customers with an affinity to Israel, and private banking services to local customers and foreign residents.

The area of private banking services to local customers and foreign residents is a strategic goal for the development of the U.K. branches in the coming years.

Net profit of the U.K. branches totaled £1.5 million in the first three months of 2005, compared with £2 million in the same period last year.

Bank Hapoalim (Switzerland) Ltd. - a banking subsidiary engaged mainly in private banking services offered through three branches – two in Switzerland, in Zurich and Geneva, and one in Luxembourg – as well as through its representative office in Tel Aviv.

On March 29, 2005, an agreement was signed under which Bank Hapoalim (Switzerland) Ltd. will acquire full ownership of the Swiss bank, Bank of New York – Inter Maritime Bank, Geneva, (hereafter: "Maritime"). The consideration to be paid by Bank Hapoalim (Switzerland) Ltd. is 95 million Swiss Francs, subject to various adjustments to be carried out between the parties. The adjustments are based, among other things, on the shareholders' equity of Maritime at the date of conclusion of the transaction, and on the volume of its customers' assets at various dates, to be stipulated in the agreement.

Completion of the transaction is subject to the fulfillment of various advance conditions, including obtaining permission from the Governor of the Bank of Israel.

Net profit of Bank Hapoalim (Switzerland) totaled 7.7 million Swiss Francs in the first three months of 2005, compared with 6.2 million Swiss Francs in the same period last year, an increase of 23%.

In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim (Luxembourg), engaged mainly in syndications.

Signature Group (Signature Bank and its subsidiary, the Signature Securities Group) - Signature Bank is registered and operates as an American bank, with twelve branches in metropolitan New York City. Its operations are directed mainly at offering personalized services to privately owned businesses, as well as to their owners and managers.

Most of the Bank's holdings in Signature Bank were sold on March 31, 2005, as described above. The Bank ceased controlling Signature Bank as of that date.

Poalim Asset Management (PAM) - Towards the end of 2001, the Bank established the PAM Group in England and Ireland, another key step in the implementation of the Bank's growth strategy abroad.

PAM companies initiate, market, and provide professional support for investment products to Global Private Banking customers worldwide, in cooperation with the international Frank Russell Company and other leading companies.

PAM companies are engaged, inter alia, in marketing funds managed by Frank Russell, using a sophisticated model to select the world's best portfolio managers for each field and for every market. Asset investment according to the Russell Multi-Asset, Multi-Style, Multi-Manager model bears high yields at low volatility.

PAM-Russell funds currently include a range of 10 mutual funds, managing assets totaling over $1 billion, including globally diversified funds, stock funds investing in specific markets, and a fund of hedge funds.

PAM funds (in cooperation with Frank Russell and others) manage assets at a total value of over $1.5 billion.

PAM companies also engage in the development and marketing of additional investment products, including structured products in accordance with international standards, in cooperation with the Bank's trading room and other financial entities.

Global Private Banking Center in Tel Aviv - A branch providing services to foreign residents from all over the world, and an integral part of the GPB network.

Private banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private banking services to GPB customers. During 2005, the process of consolidating the private banking operations of the U.S. branches in Miami will be concluded, and the service and marketing activities will be reorganized.

Global Private Banking results for the first three months of 2005 reflect the successful implementation of the strategy which, in addition to the establishment of Signature and PAM, also included upgrading the Bank's offices abroad and improving the professional knowledge of their employees. Net profit of Bank Hapoalim (Switzerland) increased by 23%, compared with the same period last year; net profit of PAM increased by 25%, compared with the same period last year; and profits of the Global Private Banking Center in Israel, which is an integral part of the Bank's Global Private Banking activity, remained unchanged.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet*

	March 31 2005	December 31 2004 excluding Signature Bank	December 31 2004
		USD millions	
Assets			
Cash on hand and deposits with banks	**6,909**	6,210	6,282
Securities	**2,186**	2,170	4,722
Credit to the public	**4,613**	4,686	5,366
Credit to governments	**3**	3	3
Investment in subsidiary & affiliated companies	**-**	203	-
Building and equipment	**22**	22	36
Other assets	**261**	296	336
Total assets	**13,994**	13,590	16,745
Liabilities and capital			
Deposits from the public	**8,600**	8,704	11,400
Deposits from banks	**1,692**	1,381	1,666
Deposits from the Government	**164**	164	164
Bonds and subordinated notes	**1,847**	1,853	1,853
Other liabilities	**446**	408	445
Total liabilities	**12,749**	12,510	15,528
Minority shareholders' rights	**-**	-	137
Capital means**	**1,245**	1,080	1,080
Total liabilities and capital	**13,994**	13,590	16,745

* *Data as prepared for presentation in the note on operating segments.*

** Includes calculated capital for the branches which are not subsidiaries in the amount of $524 million (31.12.04: $489 million).The calculated capital includes the amounts of the original deposits that were deposited with the Bank's branches, in addition to profits recorded until the balance sheet date, including adjustments in respect of presentation of securities available for sale at fair value.

B. Statement of Profit and Loss*

	Three Months Ended March 31	
	2005	2004
	USD millions	
Profit from financing activities before provision for doubtful debts	**58**	53
Provisions for doubtful debts	**(1)**	1
Profit from financing activities after provision for doubtful debts	**59**	52
Operating and other income	**28**	23
Operating and other expenses	**51**	46
Operating profit before taxes	**36**	29
Provision for taxes**	**16**	12
Operating profit after taxes	**20**	17
Minority shareholders' share in profits of consolidated companies	**2**	-
Net profit	**18**	17

* Data as prepared for presentation in the note on operating segments.
** Includes provisions for additional taxes in Israel.

C. Customers' Assets*

	March 31 2005	December 31 2004 excluding Signature Bank	December 31 2004
		USD millions	
Total	**5,870**	5,735	6,690

* Excluding balance sheet deposit balances.

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with Generally Accepted Accounting Principles, the main principles of which are outlined in Note 2 to the Financial Statements as at December 31, 2004. In implementing the Generally Accepted Accounting Principles, when preparing the financial statements, the Board of Management uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities), and the Bank's reported results. Actual future results may differ from estimates made when preparing the financial statements.

Some of the estimates and evaluations, as noted above, involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations, in which changes may have a material effect on the financial results presented in the financial statements, are considered by the Bank, in all matters connected with accounting policy, as estimates and assumptions on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and assumptions that were used during the preparation of the financial statements are fair, and were made to the best of the Bank's knowledge and professional judgment. The main areas are: provision for doubtful debts, fair value of financial instruments, obligations related to employer-employee relationships, deferred taxes, contingent liabilities, and provisions for decline in value of assets.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' report on the financial statements as at December 31, 2004.

Liquidity and Policies for Raising Sources of Funds in the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 3.5% at the beginning of 2005, remained at the same level throughout the quarter.

The volume of term deposit tenders decreased in the first three months of 2005, from a total of NIS 22.5 billion at the beginning of January 2005 to a total of NIS 9.0 billion at the beginning of April 2005.

The Bank of Israel increased net issues of short-term notes by approximately NIS 3 billion during the first three months of 2005. The volume of SWAP tenders remained constant at $1.4 billion; however, there were no SWAP tenders during the period, due to a strike at the Foreign Currency Department of the Bank of Israel.

The Bank of Israel's resources to the banking system averaged NIS 810 million in the first three months of 2005. The Bank's share of these resources amounted to NIS 216 million, which is 27% of the system.

Unlinked shekel sources raised from the Bank's customers totaled NIS 76.2 billion at the end of March 2005, an increase of NIS 1.1 billion compared with the end of 2004.

Unlinked demand deposits (current account deposits and overnight deposits) with the Bank reached NIS 17.6 billion at the end of March 2005, compared with NIS 17.3 billion at the end of 2004.

Unlinked deposits increased to NIS 57.5 billion at the end of March 2005, an increase of NIS 1.2 billion compared with the end of 2004.

Unlinked saving plans decreased, and reached NIS 1.1 billion at the end of March 2005, compared with NIS 1.5 billion at the end of 2004.

CPI-linked sources accrued in saving plans and deposits with the Bank increased, totaling NIS 30.2 billion at the end of March 2005, compared with NIS 29.7 billion at the end of 2004.

Foreign currency-linked sources, which mainly derive from foreign currency-linked saving plans and deposits, totaled NIS 1.8 billion at the end of March 2005, compared with NIS 1.5 billion at the end of 2004.

Foreign currency sources raised by the Bank from customers in Israel and abroad increased during the first three months of 2005 and totaled $18.0 billion at the end of March 2005, compared with $17.6 billion at the end of 2004.

Risk Management Policy

The Bank's activity is accompanied by risks – principally credit risk, which represents the risk that a borrower or debtor will default on his scheduled payments to the Bank as defined in the credit agreement; market risks, deriving from exposure to exchange rates, interest rates and inflation; and liquidity risks. The Bank manages these risks by assigning responsibility to designated members of the Board of Management.

The member of the Board of Management responsible for managing credit risk is Mr. S. Talmon. The member of the Board of Management responsible for managing market and liquidity risks is Mr. A. Harel. Legal risk is managed by the Chief Legal Advisor, Adv. I. Mazur.

Another major risk is operational risk. This risk, excluding legal risk, is managed by each member of the Board of Management in accordance with the area of activity for which he is responsible.

The Supervisor of Banks has stipulated directives concerning risk management in the Proper Conduct of Banking Business Directives 319 and 339. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and understanding of risk management by the Board of Directors, the management of risk by a Risk Manager who is a member of the Board of Management, the employment of tools for the assessment and measurement of risks, and the creation of means for the supervision and control of these risks.

During 2004, the Risk Management Area, headed by Mr. Y. Yarom, was established. The Area's principal activities include control and assessment of credit risk, market risk, liquidity risk, and operational risk. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk management culture within the Bank and a risk management architecture compatible with the Group's goals and the directives of Basle II and the local regulator. The Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters, published a set of new directives called the "Basle II Accord" on June 26, 2004.

Its objectives are, inter alia, to establish capital requirements in relation to the level of financial risks, to attain a broad system of risk identification, assessment, management, and control, and to expand reporting to the public on the subject.

The Board of Management of the Bank views the implementation of this international standard as an important goal for the coming years. The Bank has appointed a steering committee responsible for examining the implications and deciding on the ways to implement the requirements of Basle II and the regulatory requirements once they are published by the Supervisor of Banks in Israel.

Credit Risks

The Bank's policy is based on distribution of the credit portfolio and controlled management of risks. Risk distribution is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on the assessment of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the business risks and potential related to activity vis-à-vis the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes the overall credit policy, including various restrictions of the credit portfolio, which include limits on credit exposure to a single economic sector and limits on maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the risk level.

Within the framework of collateral policy, principles and regulations have been set forth to determine the value of collateral with respect to its type and the type of credit that it guarantees, such as the time range for realization of the collateral, type of indexation, and volatility in the value of the collateral. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral management system is operational with respect to most types of collateral.

The credit management system relies on the delegation of credit management authority at different levels and on credit procedures that define the credit authorization process and control procedures. Overall responsibility for dealing with customers is assigned to one official, the Customer Relations Manager. This enhances the ability to manage credit risks and improves the Bank's ability to monitor and control the process of generating collateral and the related documentation.

The Bank regularly invests resources in training employees responsible for making decisions and assessing credit risk, and in improving the computerized control mechanism and information systems that are available to them.

A credit decision support system for private customers has been operated, as has a process that conforms to Bank of Israel directives for the grading of borrowers who have an obligo exceeding NIS 400,000 (in November 1998 NIS). Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has developed computerized models for measuring the level of risk exposure at the transaction level and the customer level, in the case of financing transactions involving the use of derivative financial instruments. These models allow the Bank to regularly monitor customers' financial situation. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Working procedures have also been defined for the closing of risk positions in respect to transactions and to customers.

On October 26, 2004, the Supervisor of Banks sent out a draft of a document entitled "Credit Ratings of Companies, Banks, and States", which is the first of a series of supervisory actions aimed at eventually implementing a capital adequacy system in Israel, in line with the principles established on this matter by the Basle Committee, in the "Basle II" document.

The Credit Risk Management Unit

In the second half of 2004, the Bank's Board of Management approved the creation of the Credit Risk Management Unit, reporting to the Head of Risk Control at the Bank, and included in the Risk Management Area.

The Unit's role is to formulate risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for measurement of credit risk rating and pricing at the level of individual borrowers and at the portfolio level, developing credit risk identification, supervision, and management methodologies, and promoting credit risk assessments in anticipation of the implementation of "Basle II".

In addition, an independent Credit Control Unit operates at the Bank, which regularly assesses the risk level of the Bank's major corporate customers and examines the reliability of borrowers' credit rating. This activity is carried out under the Credit Risk Management Unit.

The Bank is implementing measures to improve supervision, control, and monitoring, and to identify high-risk borrowers as early as possible, through the use of monitoring and control tools at different managerial levels within the Bank. In accordance with these procedures, problematic debts are assigned classifications determined by the Supervisor of Banks.

Set out below are the developments in problematic debts:

	March 31		December 31
	2005	2004	2004
	NIS millions		
Problematic debts[1]:			
Non-income-bearing	**5,788**	6,130	5,961
Restructured[2](b)	**1,170**	1,231	1,307
Designated for restructuring[3](b)	**841**	761	883
In temporary arrears	**1,005**	1,471	1,237
Under special supervision(a)(b)	**12,380**	11,707	12,091
Total balance-sheet credit to problematic borrowers[1]	**21,184**	21,300	21,479
Off-balance-sheet credit risk in respect of problematic borrowers[1][5]	**2,330**	1,097	2,015
Bonds of problematic borrowers	**203**	304	253
Other assets in respect of derivative instruments of problematic borrowers	**31**	-	58
Overall credit risk in respect of problematic borrowers[1]	**23,748**	22,701	23,805
Assets received in respect of discharged credit	**104**	136	89
(a) Of which: credit for housing in respect of which a provision commensurate with extent of arrears exists	**460**	459	481
(b) Of which: debts for which a specific provision exists[4]	**6,024**	3,065	5,814

1. Not including problematic debts covered by collateral that can be deducted for the purpose of limiting indebtedness of a borrower and borrower groups.
2. Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
3. Credit to borrowers for whom a restructuring decision has been made but not yet implemented.
4. Except for housing credit, for which a provision commensurate with length of arrears exists.
5. As calculated for the purpose of limiting indebtedness of a borrower and borrower groups, except in respect of guarantees provided by a borrower for the purpose of securing the indebtedness of a third party.

The Bank supervises and monitors these borrowers more closely and endeavors to reduce its exposure to credit risk in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them.

In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose repayment capability is in doubt.

Following is a survey of credit risk by major economic sectors:

The Industry Sector

Despite some improvement in manufacturing and industrial exports in 2004, the effects of the crisis in the preceding years on this sector are still apparent, leading to an erosion of the repayment capability of borrowers. As a result, the rate of the specific provision for doubtful debts increased in the first quarter of 2005.

The Construction and Real Estate Sector

In view of economic developments in the construction and income-bearing real estate sector, and the proportion of this sector in the Bank's credit portfolio, the Board of Directors of the Bank has defined a specific policy regarding the amount of credit that the Bank should extend to these areas. The Bank monitors activity in different sectors of the construction and real estate industry, examining demand and supply patterns over a range of several years by geographical regions and by sub-branches (residential construction, commercial construction, office construction, and industrial construction).

The Bank's decision-making processes for granting financing to various projects in the construction industry are supported by analytical tools and monitoring procedures. A large proportion of financing to the construction industry takes the form of construction loans. This method of financing is intended to facilitate the control and monitoring of the pace of project financing commensurate with progress in construction, with the help of external construction supervisors.

In view of the prolonged deep recession in this sector, as reflected, inter alia, by a drop in demand coupled with an erosion in prices, the number of borrowers who encountered difficulties increased and the situation of borrowers who had already been defined as problematic deteriorated further. Consequently, the amount of problematic debts and the amount and rate of specific provisions for doubtful debts in this sector increased considerably in 2004 and in the first quarter of 2005.

The Commercial Sector

The commercial sector is sensitive to changes in the growth rate of the economy and the volume of private consumption; as a result of the economic developments in 2004 some improvement in repayment capability has thus occurred. However, there has been an increase in problematic borrowers in this sector.

The Telecommunications and Computer Services Sector

In recent years, the Bank has stepped up its supervision of the sector, raised the level of collateral to the extent possible, and imposed stricter requirements for the review of new financing applications. An improvement occurred in 2004 and in the first quarter of 2005 for some customers in the communications sector, and as a result, the amount of specific provisions for doubtful debts to borrowers in this sector decreased.

The Hotels, Accommodations, and Food Services Sector

Due to security developments in Israel and worldwide in recent years, the number of tourists and the number of overnight stays at hotels have decreased steeply and some hotels have closed. The decline in tourism activity has had an adverse effect on the activity and cash flows of hotels and companies that operate in the industry and in related industries, such as passenger transport, travel agents, and souvenir stores, and as a result, on the level of the Bank's credit-risk exposure. Notwithstanding a certain degree of improvement apparent in activities in this sector in 2004, reflected in the number of hotel stays and tourists, the Bank has continued to monitor and supervise the activities of companies in this sector, on the working assumption that the present situation will continue in the short and medium term. Accordingly, there has been no significant change in the volume of problematic debts in this sector.

Financing of Cores of Control and Share Packages

This area of activity includes credit that has been granted, for which collateral consists primarily of shares in the companies acquired. In transactions of this type, the source of the forecast repayment derives from the purchaser's expected cash flow from the company acquired and/or from the sale of the shares that have been acquired. Economic developments and the downturn in the financial markets have adversely affected the value of these shares, thereby increasing the level of risk in this area of activity. In cases where a decrease has been recorded in the value of shares traded on the stock exchange that serve as collateral for the Bank, the Bank adjusts its valuation of the acquired company on the basis of its expected cash flow. The Board of Directors of the Bank receives quarterly reports on the Bank's credit position in this regard. Here, too, the Bank has tightened its supervision, raised the level of collateral to the extent possible, and imposed stricter requirements for the approval of new credit applications.

The Financial Services Sector

A certain degree of improvement in the Israeli economy in 2004 and in the first quarter of 2005 has had a favorable impact on some holding companies, whose investments had significantly declined in value in recent years. Due to this upturn, a decrease was recorded in the rate of specific provision for doubtful debts and in the volume of problematic debts in this sector.

Sole Borrower Limits

As a result of control activities by the Supervisor of Banks, the Bank received information in early 2005 according to which corporations which were considered as belonging to two groups of borrowers, based on the information previously available to the Bank, were actually a single group of borrowers. Had the Bank possessed the said information and treated the two groups of borrowers as a single group, there would have been an exception from the permitted indebtedness for that group, under the Proper Conduct of Banking Business directives with regard to "Limits on the Indebtedness of a Borrower and of a Group of Borrowers" (hereafter: the "Sole Borrower Limits"), and an exception from the permitted indebtedness of the six largest groups of borrowers to the Bank, so that the expense for the supplementary provision for doubtful debt should have been increased by NIS 69 million up to and including 2001, decreased by NIS 59 million in 2002, increased by NIS 13 million in 2003, increased by NIS 5 million in the first quarter of 2004, and decreased by NIS 23 million in the full year of 2004.

Beginning with the annual financial statements for 2004, all liabilities of the said corporations were joined under a single group of borrowers; however, the overall volume of the indebtedness, as well as the indebtedness of the six largest groups of borrowers to the Bank, have been within the Sole Borrower Limits since that date. The Supervisor of Banks has instructed the Bank to continue to treat the said groups of borrowers as a single group of borrower, for the time being.

Management of Market and Liquidity Risks

Market risks arise from the Bank's exposure to exogenous price changes in the financial markets in which it operates, such as changes in interest rates, exchange rates, share prices, and commodity prices. In practice, the Bank is mainly exposed to changes in interest rates (interest-rate exposure), exchange rates (currency exposure), and inflation (linkage base exposure). In addition, liquidity risk arises from uncertainty with regard to the availability of resources.

Market and liquidity risks are managed on the basis of a global perception of the Bank's activity in Israel and at overseas branches. Market risk is managed by the Asset and Liability Division, the Trade Division, and the Trading Rooms of the Finance Area. As part of the preparations for realization of the long-term strategic plan, a new function was defined for global management of all financial activity (ALM and trading) in Israel and at the Bank's branches abroad. Asset and liability management (ALM) and market and liquidity risk policy are defined and controlled by an asset and liability management committee of the Bank's Board of Management. The Bank's Chief Executive Officer heads the committee, while current activity is conducted by secondary committees led by the Head of Finance, with the participation of senior officials at the Bank. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to currency and interest-rate risks, subject to the directives issued by the Supervisor of Banks and the Controller of Foreign Currency. Policy and limit definition is submitted for discussion and approval by the Board of Management, the Business and Budget Committee, or the plenum of the Board of Directors, as relevant.

The Board of Directors' Business and Budget Committee receives periodic reports on risk exposure and monitors the implementation of policy that has been approved. These procedures apply to all the types of exposure that are detailed below. In addition to periodic reports, procedures have been defined for reports on trigger events to the secondary committees or the Board of Management. Examples are a report on losses exceeding the limit defined in the procedure, or on a material exception from procedures.

Liquidity risk in foreign currency and in shekels is also controlled and constantly managed in the different economic sectors, in order to ensure that the Bank can compete effectively in the financial markets even during situations of exceptional demand and supply.

The Supervisor of Banks published Proper Conduct of Banking Business Directives regarding required liquidity ratio management, which went into effect in January 2005. The directives allow for banks to manage their liquidity risk according to internal models, subject to the stipulation of procedures and adherence to liquidity ratios as stipulated by the Board of Directors of the Bank. A bank that does not comply with the requirements for approval of an internal model shall be required to maintain a ratio of liquid assets to the liabilities maturing over the coming month, of no less than 1. The Bank is using an internal model approved by the Board of Management and the Board of Directors for this matter, in view of the proven stability of deposits at the Bank over long periods of time.

Identification and assessment of risks, monitoring of limits, and reporting are carried out or monitored by a unit that is not under the authority of the Head of Finance, independently of the ongoing analyses performed as part of the operation of the Finance Area. Implementation of the long-term strategic plan and growth of activity and risk will be carried out in conjunction with the reinforcement of controls.
During the first quarter of 2005, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.
The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The standard rate of capital adequacy was calculated for interest-rate risks in the areas of trading alone, and for currency and inflation risks at the Bank Group. The capital required in this respect in March 2005 was NIS 321 million, of which NIS 220 million was in respect of the Bank and financial subsidiaries managed by the Bank and NIS 101 million was in respect of other subsidiaries.
Market and liquidity risks are managed separately by each banking subsidiary within the Bank Group, according to the policies determined by the board of directors of each banking subsidiary but in line with uniform principles that the companies have adopted for the management of market and liquidity risks. The Bank established these principles, with special reference to the size of capital and the unique characteristics of the activity of each banking subsidiary.
Each subsidiary company submits periodic reports to the Board of Management and the Board of Directors of the Bank.

Market Risk in the Overall Activities of the Bank

The Bank's market-risk management policy is aimed at increasing the expected returns, while maintaining approved and controlled risk levels.
As noted, the Bank is exposed principally to risks resulting from exchange rates and interest rates. In addition to estimates of the sensitivity of the Bank's present value to changes in the primary risk factors, a risk estimate is performed for the overall activity in the Bank's portfolio, using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance that is predefined at the Bank. In the last quarter of 2004 the Bank began final acceptance tests of a more comprehensive and sophisticated ALM system, which will also enable the Bank to evaluate its earnings at-risk under various assumptions.

Limitations on the Estimate of Total Risk to the Bank

- The credit risk inherent in assets does not represent a parameter for the calculations that were made, as their purpose was to deal with quantifying the market risks alone.
- The information that is used for the estimates was assembled from various computer systems.
- A small part of the embedded options that were offered to the public under deposits and various savings plans (embedded optionality) were only partially taken into account, on a "delta" basis. Under this method, there could be a departure from the estimates of sensitivity (as noted above), especially in sharp movements in risk factors. Nevertheless, as of the reporting date, practically all options are handled using a full reevaluation under various scenarios on the Algorithmics system.
- Sensitivity to the exchange rate of the shekel was estimated in the scenario of change against other currencies. Scenarios involving movements of the major currencies against one another were not tested, as the main exposure of the Bank to those exchange rates is in its trading activity, whereas in non-trading activities this exposure is not significant.

Exposure to Exchange Rates and Inflation – Linkage Base Risk

Exposure to linkage base risk is defined as the exposure of active financial capital to three linkage bases: unlinked shekel, CPI-linked shekel, and foreign currency and foreign-currency linked. This exposure, balance sheet and off-balance sheet, results from activity at all of the Bank's units, at its branches, and at its Head Office, in Israel and abroad. The Asset and Liabilities Management Division is responsible for managing linkage base exposure and uses a number of tools for this purpose: the determination of base prices (the pricing of assets and liabilities), proprietary bond management (purchase and sale), and the implementation of off-balance-sheet transactions via the Bank's trading rooms.

The manner in which risk exposure is attributed to each segment is influenced by the availability and effectiveness of risk-management tools. Since the availability of off-balance sheet transactions is naturally greater in the foreign currency and foreign-currency linked segment due to the potential accessibility to the international market, such tools are used more extensively in this segment than in the unlinked shekel segment and the CPI-linked segment, where more extensive use is made of wholesale pricing tools and proprietary bond portfolio management.

In this respect, the Bank's active financial capital is defined as shareholders' equity plus the general and supplementary provisions for doubtful debts, less investments in subsidiary and affiliated companies (with the exception of wholly-owned subsidiaries abroad and the subsidiaries whose financial management is handled by the Bank), and less fixed assets and other non-monetary items, net.

The distribution of active financial capital among the different segments is determined periodically according to market conditions and subject to the following restrictions: between 25% and 150% of active financial capital in the CPI-linked segment; in the foreign currency and/or the foreign-currency linked segment, the surplus of assets or liabilities must not exceed 20% of active financial capital; the balance of such capital in the unlinked shekel segment is derived from the decisions made regarding the two other segments. For the purpose of the calculation of the restriction of 20% surplus of assets in foreign currency or foreign currency links, the shekel/foreign currency trading exposure for trade in the trading room, as detailed below, is not brought into consideration.

Forecasts and working assumptions regarding anticipated developments in the local and international capital and money markets, as well as an assumption that it is correct to regard the active financial capital as a CPI-linked source, are among the measures also employed in the Bank's linkage base risk management.

The Bank's overseas offices generally maintain a balance between assets and liabilities in different currencies, such that their available financial capital is invested in the local currency. Some of the banking subsidiaries abroad are permitted to manage certain financial exposures, limited in time and amount, in accordance with decisions of the local board of directors.

In addition to the limitations detailed in terms of rates of exposure of financial capital, in order to give effect to the non-linear conduct of financial instruments having an option element, in the balance sheet, sensitivity limitations were set for the Bank's capital (including financial subsidiaries managed by the Bank) to a scenario of a 1% change in the CPI (which shall not exceed NIS 60 million) and to a scenario of a 3% change in the shekel/dollar exchange rate (which shall not exceed NIS 80 million).

Interest Rate Exposure

The objective of interest rate risk exposure management policy is to manage interest rate risks at the Bank deriving from current (non-trading) operations in the different linkage segments, and to take steps to achieve the desired exposures in accordance with assessments concerning market conditions, and subject to exposure limits. For this purpose, gap reports are reviewed monthly, and a comparison is made between the duration (average term to maturity) of sources and uses and the shareholders' equity that is invested in the segment.

Limits are imposed on the sensitivity of the Bank's capital (including financial subsidiaries managed by the Bank) to shifts in the shekel, the CPI-linked shekel, and the dollar interest rate curves. The sensitivity to a 1% parallel shift of the curve shall not exceed NIS 750 million in the CPI-linked segment, NIS 250 million in the unlinked shekel segment, and NIS 60 million in the foreign currency segment. For the purpose of calculating interest rate exposure in the unlinked shekel segment, the Bank considers part of the demand deposit balances as a long-term liability (of up to three years). This practice follows an examination of the behavior of the Bank's customers in the past.

Trade Exposure

Concurrent with the management of current activity (non-trading), trading policy is aimed at generating an additional source of income from initiated exposures and trade. The policy is based on trading activity and market making within the range of risk permitted for the activity, concurrent with the control and monitoring of compliance with guidelines. The authorizations for activities and risk are measured, as relevant, in terms of sensitivity to risk factors, and theoretical loss under various scenarios, including extreme scenarios, in terms of VAR and in nominal amounts. Risk estimates as well as limit control of trading positions are performed daily. In addition to the specific authorizations at the level of the desk, an overall authorization in terms of VAR was established for trading activity of the Bank, in the trading rooms and the securities portfolio, in the amount of NIS 250 million.

Currency Exposure - Market Making and Trading

In each of the Bank's three dealing rooms, there are spot/forward desks in foreign currency and in shekels. In Tel Aviv there is also an options desk in foreign currency and shekels. Trading in the Bank's dealing rooms in Tel Aviv and at the branches in New York and London is managed on the basis of a global perception.

Trading and market-making activity in currencies and options is conducted subject to various limitations on risk exposure and under the authorization for exposure in shekel/foreign currency that shall not exceed $150 million. As noted above, the exposure to foreign currency on account of these activities is not included in the limitation on the exposure of financial capital to foreign currency (±20%).

Interest Rate Exposures - Trading Positions

The Bank's dealing rooms are also active in interest rate exposures under authorizations from the Board of Management and the Board of Directors, with the objective of maximizing the profit expectation at a given level of controlled risk.

The dealing room in Tel Aviv manages a trading desk in shekel interest rate instruments and a desk for foreign currency interest rate positions and bonds for trade. The desks' activity is subject to risk estimate limits and other restrictions.

Portfolio of Bonds for Trade

Part of the portfolio of government bonds under the management of the Assets and Liabilities Division is held for trading. The risk in this portfolio is calculated using the VAR model, and is included in the overall authorization for trading activity in Israel.

VAR Estimate on Trading in the Bank

An internal estimate of the VAR in the Bank's trading activity in Israel, in the dealing rooms and in the securities trading portfolio, is calculated for each type of trading activity and for the overall trading book.

Risk estimates are calculated on the Algorithmics system for evaluating market risk. This sophisticated system provides pricing models for all the financial instruments that are traded by the Bank and makes it possible to estimate the overall risk inherent in the Bank's trading portfolio and in the Bank's books at any given time horizon. The risk estimate is produced by the full pricing method and takes into account the correlation between different risk factors.

Following is a summary of the risk estimates for the reporting period:

Risk Estimates for the Bank's Trading Activities

	March 31 2005	Average in the period	Maximum in the period	Minimum in the period
	NIS millions			
Bond trading	**39.3**	47.22	50.3	39.3
Trading in the dealing room	**15.6**	15.07	25.8	5.9
Total trading in Israel	**54.9**	62.29	-	-

Methodology for Estimating the VAR of Trading at the Bank

The risk is calculated for a horizon of ten business days and at a confidence level of 99%, and is the highest of the risk estimates produced by a historical simulation and a Monte Carlo simulation. Under these two methods, a full revaluation of the portfolio is made numerous times in order to produce an estimate. The historical simulation is based on observations over three years. The simulation under the Monte Carlo method is based on a variance and covariance matrix between the different risk factors. Both methods take into account the correlations between the different risk factors. Under the historical method, the change in implied volatility is also expressed.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basle Committee, in order to examine the validity of the risk estimate model. The results of these tests are reported to the Board of Management and to the Board of Directors.

Limitations of the Risk Estimate on Trading at the Bank

- The Monte Carlo simulation assumes a normal distribution of risk factors. This assumption does not always exist in reality.
- The historical simulation assumes that the historical behavior of the risk factors will repeat itself in the future, which is far from certain.
- It is not possible to forecast a sudden change in a risk factor under either of the two methods.
- With the employment of a 99% confidence level, losses that could occur beyond that level are ignored.
- The use of a horizon of ten business days assumes that it is possible to hedge and sell positions within ten business days. During crisis periods, liquidity problems in the market may make it impossible to close or fully hedge positions within such a period of time.
- The risk estimate is calculated based on positions at the end of the business day.

To mitigate the effect of said limitations, stress scenarios are applied in order to examine the potential loss in extreme cases, for all trading activities.

Update of Exposure Policy

At the beginning of 2005, the Board of Directors of the Bank approved a long-term business plan, which sets forth a significant, gradual expansion of the areas in which the Financial Area operates, in Israel and abroad. The plan includes entry into new areas of activity, expansion of activities in existing areas, and an update of risk limits and exposure guidelines:

- The limit of sensitivity to shift in the interest rate curve in the Bank's overall activity was expanded from NIS 500 million to NIS 750 million in the CPI-linked segment, and from NIS 185 million to NIS 250 million in the unlinked shekel segment;
- The limit on financing surplus uses for over five years in foreign currency and foreign currency-linked NIS from short-term sources was removed;
- A procedure was approved for liquidity risk management based on a model, subject to limits on the ratio between the liquidity gap in the scenarios and tradable liquid assets;
- A procedure was approved for management of the foreign currency investment portfolio in Israel and at branches abroad. Within this framework, investment in mortgage-backed securities was also approved. Limits for this portfolio are also denominated in terms of sensitivity of the value of the portfolio to changes in the interest rate curve;
- The general authorization for trading activity, in VAR terms, at the Bank, in dealing rooms, and in the portfolio of securities held for trading, was expanded from NIS 150 million to NIS 250 million;
- Authorizations for currency trading at the Bank's dealing rooms were expanded.

The Dealing Rooms' Activity in Foreign and Local Currency Financial Instruments

The Bank operates under a unique format for providing comprehensive hedging and investment services for its customers via its dealing rooms. The Tel Aviv dealing room supplies customers with services in all financial instruments, in foreign and local currency.

Political and economic events brought about heightened activity in the volume of transactions in the shekel and foreign currency markets, and demand for hedges against changes in the value of the local currency and in the interest rate. In response to these needs and to the needs of international foreign currency activities, the Bank continues to develop unique financial and derivative instruments for its customers in these areas and supplies much of the demand for these products in the market, thereby maintaining its status as a leading market maker.

Derivative transactions with the Bank's customers are conducted in accordance with the credit facility allocated to them by the credit authorities at the Bank, and on the basis of the Bank's internal model that defines the credit risk inherent in derivative transactions.
In view of investors' demand for sophisticated and innovative products, the dealing room, together with the Bank's other departments, continues to develop innovative investment programs that are mainly intended for private banking customers.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, human actions, and system malfunctions, or from external events. The definition is very broad in nature and covers exposure to a wide range of risks including human errors, embezzlement and fraud, and many other risk factors. The definition includes legal risk, yet it does not include strategic risk and risk to reputation. This is the definition recommended by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters.
The recommendations of the Basle Committee were released in June 2004, and should be in effect by the end of 2006.
In the field of operational risk, the principle is management and overall view of risk at all levels of the organization. The objective is to impose an additional capital charge for operational risk on the banking sector, to attain a broad system of identification, mapping, evaluation, reduction, and control, and to expand reporting to the public on the subject. The Bank is preparing to implement the requirements of Basle II in stages. The main effort is focused on preparation for compliance with international standards of excellence in operational risk management (Sound Practice), as defined by the Basle Committee.
The responsibility for operational risk management and for activities aimed at mitigating the risk is within the authority of the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department created as part of the reorganization of the Risk Management Area.
The following projects and activities are part of the preparations for implementing the principles of Sound Practices:

- Gap analysis of Sound Practice requirements and the current state of operational risk management, and proposal of a plan to eliminate these differences at the organizational and methodological levels.
- Analysis of the alternatives proposed by the Basle Committee for the calculation of regulatory capital (the Bank of Israel has yet to issue guidelines on this matter).
- Collection of data on actual past events of operational damage. The relevant database was set up at the end of 2002, and one of its intended uses is the analysis of events, trends, and patterns in order to attain better understanding of the operational risk factors to which the Bank is exposed.
- In 2004, the project of mapping operational risks in the Bank and the Bank Group began. The process is based on a uniform methodology for identifying, mapping, and assessing risks, and includes classification of risk factors according to a uniform list. The project should gradually come to encompass the key work processes at the Bank, as well as the institution-wide operational risks ("lateral risks").
- Continued implementation of the recommendations of the embezzlement and fraud survey carried out at the Bank and Bank Group during 2003, and an update of new risk areas in response to changing business and technological conditions.

The Supervisor of the Prohibition of Money Laundering and Financing of Terrorism

The Bank ensures full compliance with the requirements of the law and the regulatory directives concerning the prevention of money laundering and the financing of terrorism. The Supervisor of the Prohibition of Money Laundering and Financing of Terrorism works to ensure the completeness and correctness of "Know Your Customer" information, and to ensure full, appropriate compliance with the directives concerning reports on customers' transactions.

The work procedures concerning the prohibition of money laundering are of key importance to the Bank's efforts to minimize operating and business risks.

In late 2004, the Prohibition of the Financing of Terrorism Law was enacted, in which the struggle against money laundering and against the financing of terrorism are viewed as a single issue. The directives of the Law require the Bank to face new tasks and challenges.

In the first quarter of 2005, the Bank continued developing control systems to ensure compliance with money laundering prohibition laws and working to assimilate knowledge and awareness of the importance of this issue. Regional administrations appointed Compliance and Money Laundering Prevention Officers, and began the appointment of Compliance and Money Laundering Prevention Trustees at branches. In addition, the branches began a process of studying and refreshing money laundering prohibition procedures. This effort will conclude with an examination to be taken by all managers and employees.

An automated system for the identification of banking activity that may indicate risk areas was installed at the Money Laundering Prohibition Unit. The system is currently being received and tested, and will be implemented as a control tool during the second quarter this year.

As part of the annual work plan, training activities were initiated for managers and employees at Head Office headquarters.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308, published in 2002, represents a new and important phase in adherence to and compliance with the consumer protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer is required under the general framework of risk management in a banking corporation. The Officer's role includes assisting management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit is engaged in improving the survey of infrastructures and the observance of consumer protection directives by Bank employees at the branches and Head Office. For this purpose, presentations and tutorials were prepared, which the majority of employees of the Bank studied, and were tested on the content.

The Compliance Officer Unit monitors discrepancies and violations in the area of consumer protection directives, working with the professional departments until the handling of the issue is concluded.

In 2005, resources will be allocated to the preparation of a new computerized system for management of the infrastructures survey and preservation of all findings prepared on this topic. During the first quarter, compliance officers were appointed at regions, branches, and in the Retail Area. In March 2005, a training course was held for regional Compliance Officers at the Poalim Campus in order to prepare them for the position. These appointments will greatly aid in the observance of consumer protection directives, in coordination with the ongoing activity of the Bank's Compliance Officer.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, inter alia, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation", the Bank's activities are guided and bound by a system of laws, rules, and regulations (including, inter alia, the Banking Ordinance, 1941, the Bank of Israel Law, 5714-1954, the Banking (Licensing) Law and the Banking (Service to Customers) Law, 5741-1981, as well as the regulations and rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks).

Banking laws include directives which apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations", and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by governmental agencies, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at a specified rate; and they restrict the extent of the Bank's influence on controlled, related, and other companies, in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "real corporations", as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

In addition, the Bank is exposed to future regulatory changes which may influence the structure of its holdings, as well as the taxation rates of some of its holdings.

Competitive Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank. Further, the Bank competes in the area of international trading against private banks and foreign banks which have recently entered activities in the Israeli banking market.

Capital Market Activity

Securities

The Bank Group's capital market activity includes a range of financial activities and services in various areas: carrying out trading transactions in securities and financial assets, including the Maof area, for the Bank's customers; custodial services in securities; research and consulting services for customers on the capital market; management and operation of mutual funds; management of investment portfolios and underwriting business; and issue management.

In addition, the Bank Group's activity includes the management and operation of provident funds, advanced study funds, and a central severance pay fund owned by the Bank, as well as monetary trust and operational management of provident funds controlled by other entities. Some of the financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specializes and engages in a specified field.

The Bank operates, among other things, through subsidiaries engaged in the management of investment portfolios in securities and financial assets, for private customers, corporations, non-profit associations, and institutions, and which also provide trust services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the Maof Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing house members.

Mutual Funds

The Bank Group's mutual fund activity is conducted by the following companies: Poalim Mutual Funds Ltd., Lahak - Mutual Funds Management Ltd., Otsarit - Mutual Funds Management Co. Ltd., and Yahav Massad Mutual Funds Ltd.

The fund management companies manage 166 mutual funds, with assets totaling NIS 38.3 billion as at March 31, 2005, compared with 160 mutual funds with assets totaling NIS 35.1 billion at the end of 2004.

The Bank Group's share of the total assets of the mutual funds sector totaled 33.2% on March 31, 2005, compared with 34.7% at the end of 2004.

The following are details of the Bank Group's mutual fund companies:

Lahak – Mutual Funds Management Ltd. manages 67 mutual funds, with assets totaling NIS 19.0 billion on March 31, 2005, compared with 62 mutual funds with assets totaling NIS 18.3 billion at the end of 2004.

The share of Lahak – Mutual Funds Management Ltd. in the total assets of the mutual fund industry amounted to 16.5% on March 31, 2005, and it is the largest company in the industry in terms of asset volume.

Poalim Mutual Funds, Ltd. manages 72 mutual funds, with total assets of NIS 17.8 billion on March 31, 2005, compared with 71 mutual funds with total assets of NIS 15.6 billion at the end of 2004.

The share of Poalim Mutual Funds Ltd. in the total assets of the mutual funds sector amounted to 15.4% on March 31, 2005. It is the second largest company in the mutual funds sector, in terms of asset volume.

Otsarit - Mutual Funds Management Co. Ltd. manages 12 mutual funds, with assets totaling NIS 600 million on March 31, 2005, compared with 12 mutual funds with assets totaling NIS 550 million at the end of 2004.

Yahav Massad Mutual Funds Management Ltd. manages 15 mutual funds, with assets totaling NIS 870 million on March 31, 2005, compared with 15 mutual funds with assets totaling NIS 670 million at the end of 2004.

Poalim Sahar Ltd.

The company is a member of the Tel Aviv Stock Exchange and the Tel Aviv Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, advanced study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, and safekeeping and account management services.

Peilim – Portfolio Management Company Ltd.

The company manages investments for private customers, business organizations, institutions, and non-profit entities. The company also manages investments for personal severance pay funds and portfolios through mutual funds. Investments are managed for local customers and foreign customers in the Israeli capital market and in capital markets worldwide.
On March 31, 2005, the company managed portfolios at a monetary value of NIS 5 billion, compared with NIS 4.4 billion at the end of 2004.

Provident, Advanced Study, Severance Pay, and Sick Funds

Provident funds are a supplementary form of pension saving for the majority of salaried employees, the main basis for the pension arrangements of the self-employed, and a form of financial saving for all savers in the market. Provident funds combine tax benefits with a wide range of saving possibilities. The funds are financial institutions and institutional investors, and are important elements in the Israeli capital markets, in terms of their actual activities as well as their weight in the financial asset portfolio of the public.
The provident funds managed by the Bank Group include pension-saving and severance pay funds, advanced study funds, and central funds for severance pay and sick leave. Despite the significant differences between these entities in terms of saving and accrual criteria and rates of return, they are often referred to without differentiation. This is because provident funds serve as a medium and long-term saving package that offers tax benefits for deposits and investment earnings.
The Bank Group is the leading institution in Israel in terms of the asset volume of the provident funds under its management, the number of members' accounts, and the variety of funds offered. The value of the provident fund assets managed by the Bank Group amounted to NIS 88.6 billion at the end of the first quarter of 2005, compared with NIS 86.3 billion at the end of 2004, an increase of 2.6%.

The following are details of the Bank's provident funds:
The Bank operates and manages 60 provident funds, including 31 pension saving and severance pay funds, 17 advanced study funds, 10 central severance pay funds, and 2 central sick leave funds. Thirty nine provident funds are intended for all members, while 21 funds are sectorial funds or factory funds operated for members in unique sectors. The established funds are incorporated as companies controlled by the Bank or by other entities, while funds created in recent years are plans that are not independent legal entities, managed by "management companies" controlled by the Bank or by other entities.

On January 31, 2005, the Board of Directors of the Bank resolved to approve reorganization of the Bank's provident funds, under which the Bank's wholly or partially owned provident fund corporations will be merged into a small number of provident fund management companies. The provident fund corporations will thereby become provident fund plans managed by management companies, as noted.

For the purpose of the restructuring, a request will be submitted to the District Court, in accordance with Sections 350 and 351 of the Companies Law, 5759-1999, and the actions will be subject to approval by the Court.

These steps are in line with the policy of the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance, and are expected to bring about improved efficiency in the Bank's provident funds system.

The process will be conducted such that the rights of provident fund members under the current regulations and plans will not be impaired. In certain provident fund corporations, members who were shareholders will cease to be shareholders when the corporations are merged and dissolved without dismantling.

The process is subject to various approvals, including approvals by government agencies, as required, and approvals by the authorized arms of the provident fund corporations and the management companies.

The Bank continues to make its systems available to provident fund groups managed by external investment houses. Agreements have been signed with five investment houses thus far. Under the agreements, the Bank allows the investment houses to use the Bank's systems in order to manage members' accounts and the fund's accounts, and to use the Bank's branches as service stations for members, all in return for part of the management fees charged by the funds.

The asset value of the provident funds managed by the Bank amounted to NIS 60.4 billion at the end of the first quarter of 2005, for some two million member accounts, compared with NIS 58.6 billion at the end of 2004, an increase of 3.0%, further to the 7.3% increase in 2004.

The growth in the value of the funds' assets in the first quarter of 2005 resulted from profits of the funds' marketable investments in the stock market, which were offset slightly by the negative net accrual from members (a surplus of withdrawals over deposits) during the period.

Provident funds managed by the Bank, excluding funds with guaranteed yield, bore a cumulative weighted real yield of 2.9% in the first quarter of 2005, higher than the real yield of 2.0% in the first quarter last year, and also higher, in annual terms, than the real yield of 7.3% for the year 2004.

"Gadish", the largest provident fund in Israel, whose asset value at the end of March 2005 amounted to NIS 18.6 billion, with approximately 690,000 member accounts, bore a real yield of 3.1% in the first quarter of 2005, further to the real yield of 7.7% in 2004.

In provident funds with guaranteed yields, members received a profit rate in accordance with the guaranteed real yield in the first quarter of 2005.

The provident funds industry in Israel is highly competitive, as a result of the new producers and marketers entering the market: private funds and funds managed by insurance companies. These competitors use a distribution system based on hundreds of insurance agents, as well as direct marketing, to market products that are similar to or provide alternatives to the Bank's products, and are based in part on bank operating systems.

Competition is expected to intensify due to the regulatory changes that have created an incentive to increase competition and transitions between funds, such as the shortening of the transfer period to seven days, continuous profits in transfers, and decision making as to which fund to save in by individual employees (rather than employers).

Private funds' market share is gradually growing, at the expense of the banking system. In addition, the system is influenced by frequent regulatory changes that support the Ministry of Finance policy of preferring alternative products, such as annuities, over capital provident funds. This policy has led to erosion of the tax benefits granted to the provident funds and damage to the attractiveness of these savings.

Below are several changes, some of which have already been implemented, while others will take effect beginning in January 2006, include the following:

- Salaried employees' retirement savings (including the employer's share) will be locked in until age 60, instead of allowing withdrawal of the savings upon termination of the employee-employer relationship.
- Self-employed persons' retirement savings will be locked in until age 60, instead of for 5-15 years (Amendment No. 3).
- The permitted ceiling for tax purposes in provident funds will be reduced from NIS 9,900 to NIS 7,100 (in both salaried employees' and self-employed persons' savings).
- Deposits in self-employed persons' provident funds will not be permitted at the age of 45 or under unless a minimum amount of NIS 960 per month has been deposited in an annuity plan.
- Cancellation of the permit to withdraw savings after 15 years, or 5 years for older members, except over the age of 60. These changes may have a gradual negative impact on the volume of moneys directed to provident funds.

Recommendations for Reform in the Capital Market

In 1993, the government passed resolutions referring to the need to examine the structure of the banking system in Israel, including the matter of provident funds. Over the years, various committees were established to study the issue. To date, no legislation effecting structural changes in these areas has been passed.

In January 2004, a private draft law was submitted to the Knesset, according to which a banking corporation will be prevented from holding a financial institution that is a provident fund. The draft was approved by the Knesset in a preliminary reading in March 2004.

In July 2004, a private draft law was submitted to the Knesset, according to which a banking corporation will be prevented from controlling or managing mutual funds. The draft was approved by the Knesset in a preliminary reading.

In April 2004, a committee headed by the Director-General of the Ministry of Finance, Dr. Y. Bachar, was appointed to examine and recommend the measures necessary in order to increase competition in the Israeli capital market. On November 8, 2004, the committee published the Inter-Ministerial Committee Report on Capital Market Reform, known as the Bachar Report.

In January 2005, the Prime Minister and the Minister of Finance accepted the recommendations of the Director-Generals' team (the Director-General of the Prime Minister's Office and the Director-General of the Ministry of Finance) for certain amendments to the recommendations of the Bachar Report.

Following is a summary of the recommendations that appear in the Bachar Report, insofar as they concern the Bank:

The Banking System

- A banking corporation shall not hold any means of control whatsoever in a provident fund management company or in a provident fund (hereafter: a "provident fund"), or in a company that manages a mutual investment fund (hereafter: a "mutual fund"), and shall not be an interested party (a holder of more than 5% of any means of control) in a corporation that is a controlling shareholder of any of these;
- A controlling shareholder of a banking corporation and anyone under its control shall not be an interested party in a provident fund or a mutual fund, or in an interested party in any of these;
- The implementation process of the above directives shall be gradual, beginning at the date on which the law formalizing these directives comes into effect, so that by three years from the inception date banking corporations should no longer have holdings in provident funds, and by four years from the inception date they should no longer have holdings in mutual funds.
- Acquisition of the holdings of banking corporations in provident and mutual funds, at a rate to be determined by legislation, including the acquisition of control in such funds, shall be permitted only to entities who fulfill the criteria which are to be established, including integrity, absence of conflicts of interest, financial soundness, and considerations of competition and concentration. Additionally, such an acquisition shall be subject to limitations of the market share to be held by the purchaser following the acquisition.
- Entities in which a banking corporation or its controlling shareholders are interested parties and which are permitted to engage in portfolio management shall not manage assets for an insurer (including a pension fund), a provident fund, or a mutual fund (hereafter: "institutional entities"), with the exception of managing these entities' proprietary accounts.

Underwriting

- An underwriter that is a corporation controlled by the Bank shall not serve as a price-setting underwriter in a public offering of securities, if the balance of the cumulative debt of the issuer or the offerer and entities under their control to the underwriter, those controlling it, or those under its control exceeds NIS 5 million, and this balance constitutes over 10% of the total financial liabilities of the issuer or the offerer and entities under their control, as presented in the consolidated financial statements of the issuer or the offerer.
- An underwriter shall not purchase 5% or more of the value of securities offered in an issue or sale offering in which it serves as an underwriter, and shall not sell the said amount to the totality of institutional entities and customers of portfolio management companies under its control, those controlling it, or those under their control.

Advisory and Marketing Model

- According to the Committee's recommendations, advise and marketing can be alternatives rather than concurrent activities. In this context, a banking corporation, those controlling it, those under their control, and those acting in their behalf shall not receive a license to market financial products (including securities, mutual funds, and structured bank deposits) or pension products (including provident funds, participatory life insurance, and pensions), and shall engage in advising only;

- The Bank, those controlling it, and those under their control (like other entities engaged in advising) shall not be interested parties (holders of 5% or above of any means of control) in an institutional entity, and shall not be tied to such an entity by an agreement outside of the routine course of business, or whose terms differ from the generally accepted terms in similar agreements, except where they have received a permit, whose nature and conditions are not discussed in the Bachar Report. According to the Bachar Report, the Anti-Trust Commissioner, in conjunction with the Supervisor of Banks, the Commissioner of the Capital Market, Insurance, and Savings, and the Chairman of the Israel Securities Authority, will determine which agreements require such permits.

Remuneration of Advisors

The Bank will be required to adhere to the following principles, which apply to entities engaged in advising:

- The Bank shall not receive any remuneration whatsoever from the owner of a financial/pension instrument for carrying out transactions in its products. This does not preclude remuneration received for custodian or other accepted banking services, paid under the agreements between the Bank and the institutional entity, as described above, with the exception of distribution fees;
- The Bank shall be permitted to charge commissions for transactions in financial or pension products from the customer only;
- The transaction commission paid by the customer shall be determined in a manner such that the Bank and those engaged in advising will be indifferent to advising on or selling similar products.
- The advisor, a Bank employee, or the profit unit to which the advisor belongs shall not receive any benefit determined by the identity of investors whose products they advise on or sell.

Several amendments were inserted in the Bachar Committee's recommendations, under the recommendations presented by the Director-Generals' team in their letter dated January 3, 2005, as described below. The following are the highlights of these amendments, insofar as they concern the Bank:

- When selling financial products, the Bank will be permitted to receive uniform, supervised distribution fees from the producers of the products.
- Incentives to encourage foreign investors to purchase provident and mutual funds.

Advising and sale of insurance and pension products by banking corporations

- The Bank shall be permitted to advise on or sell life insurance and pension products, only after it has completed the sale of all of its holdings in provident funds, and is not an interested party in an insurer (including a pension fund), and has also completed the sale of all of its holdings in mutual funds.
- A banking corporation shall not be permitted to sell insurance products that are not life or pension insurance products, or to provide advisory services with regard to such products.

Supplementary Measures

According to the Bachar Report, recommendations will be considered, as necessary, in order to further reinforce competition in the capital market, including the expansion of financial activity and the creation of alternative sources of financing, through examination and regulation of the following areas: commercial securities; money market funds, including the possibility of drawing checks on shekel funds; sale and re-purchase of securities (repo); distribution of mutual funds by non-stock exchange members; facilitation of transfer of customer accounts between banks; deposit insurance; proprietary investments and market making by banks; implementation of securitization programs in the Israeli banking system. According to the Report, the Committee's recommendations with regard to the supplementary measures will be submitted to the Minister of Finance by mid-2005.

On November 14, 2004, the government approved the reform proposed in the Bachar Report. The Prime Minister stated that he is willing to accept full separation of provident and mutual funds from the banking system, although the proposed model is aggressive. However, he expressed his wish to bring about the realization of the reform with the consent of all those involved.

The response of the Prime Minister's Office to the Bachar Report also referred to the issue of distribution commissions, and stated that a possibility that should be considered is that banks, as distributors, would be able to charge commissions from product owners. Additionally, the response noted that since the model proposed in the Bachar Report does not exist anywhere in the world, there is no one from whom to learn about successes and failures, so that the risk involved is high.

On January 3, 2005, the Ministry of Finance released a letter by Mr. I. Cohen, Director-General of the Office of the Prime Minister, and Mr. Y. Bachar, Director-General of the Ministry of Finance, to the Prime Minister and the Minister of Finance, concerning the format for implementation of the reform in the capital market, following the examination of comments by Ministers and the public with regard to the proposed reform. The additional examination that led to the letter was carried out in accordance with the government resolution dated November 14, 2004.

Recommendations in the letter include the following:

- With regard to the question of whether sale of the full holdings of the banks in provident and mutual funds is required, the recommendation is to favorably consider granting incentives aimed at encouraging foreign entities to purchase the provident and mutual funds, similarly to those in effect for other investments in the economy.
- With regard to the concern over the creation of a vacuum in the area of underwriting, in light of the stringent limitations in the Bachar Report, the letter states that while the limitations proposed in the report will in fact restrict large lenders from serving as underwriters of entities in which they are creditors, in the opinion of the letter's authors the limitations are reasonable and proportionate, and will contribute to the minimization of exploitation of conflicts of interests in underwriting, without impeding its proper function.
- Further, the letter states that a necessary condition for the sale of the banks' holdings in provident funds is the enactment of a law regulating the operation of provident funds, mainly in the matters of licensing, supervision and enforcement, facilitation of members' transfers from fund to fund, and investment policy.

- The letter recommends a thorough, comprehensive examination of the structure of supervision of the capital market in Israel, to assess the benefit of a comprehensive view of the capital market against the risk of concentrating excessive power in a single entity.The letter states that the legislative changes required to adjust standards should be carried out concurrently with the legislative amendments needed to implement the other recommendations of the reform.
- The letter recommends that priority be given to identifying additional problems in the capital market and proposals to address them by the Interministerial Committee, in the areas of:
  - Restriction of competition in the area of deposits and in the area of short-term credit.
  - Restriction of competition by facilitating the entry of new financial entities into the market.
  - Establishing directives to facilitate customers' transitions between banks.
- The letter further recommends that the Director-Generals of the Prime Minister's Office and the Ministry of Finance should continue to examine the need for the recommendation to restrict the number of producers with whom marketers are permitted to contact, due to the claim that this constitutes unnecessary damage to the capital market, in both the financial area and the pensions area.
- The letter recommends that the examination process should be carried out concurrently with the legislative process, while consulting with the various supervisors in the capital market.
- With regard to the recommendation of the Bachar Report to prohibit the supervisors in consulting and distribution of pension and financial products from receiving any remuneration from the owners of products for the sale of their products, after examining the arguments objecting to the recommendation, the letter proposes a different remuneration model:
  - Entities engaged in consulting and distribution of financial products (including mutual funds, advanced study funds, and provident funds for 15 years without an insurance component) will be permitted to charge the products' producers a distribution commission for the sale of their financial products. The distribution commissions will be uniform, transparent, and supervised, so that those engaged in consulting will be indifferent to consulting on or selling similar products (thus, for example, the commissions will not be determined in relation to the management fees or based on the number of transactions executed).
  - However, those engaged in consulting on pensions will not receive any remuneration from the owner of the financial instrument for performing consulting or distribution activities in their products.
  - The details of the remuneration model, including the types of commissions, the manner of supervision and rates of commissions, and directives to ensure transparency in distribution fees will be formulated by the Director-General of the Ministry of Finance, the Chairman of the Israel Securities Authority, and the Supervisor of the Capital Market.
- The letter further proposes establishing an examining team headed by the Anti-Trust Commissioner, with the participation of the Chairman of the Israel Securities Authority and the Supervisor of the Capital Market, to guide and examine the implementation process of the remuneration model, and that the remuneration model should apply for an interim period of approximately 5 years, at the end of which the examining team, having examined the extent of competition developing in the market in the area of the distribution of financial/pension products, will recommend one of the following:
  1. Reduction of the degree of supervision of the amount of the distribution commission, up to the transition to a free market.
  2. Payment of a uniform distribution commission by the distributor.
  3. Prohibition of remuneration paid by the producer to the distributor.

In conclusion of the recommendations, the letter recommends approving the implementation of the recommendations of the Interministerial Committee as presented in the Bachar Report, subject to the directives and changes detailed in the letter, within the framework of a governmental draft law.

On February 22, 2005, the Ministry of Finance published three draft bills, which, by their content, constitute implementation of the recommendations of the Bachar Report:
The draft bill for increased competition and reduced concentration and conflicts of interest in the Israeli capital market, 5765-2005;
The draft bill for the supervision of financial services (engaging in consulting and marketing of financial products), 5765-2005;
The draft bill for supervision of financial services (provident funds), 5765-2005.

The following is a description of the key points of the legislative proposals outlined in the draft bills.

The draft bill for increased competition and reduced concentration and conflicts of interest in the Israeli capital market, 5765-2005.
According to the draft bill, its main recommendation is to bring about the establishment of a competitive structure in the Israeli capital market, and to improve its efficiency and modes of operation, by reducing concentration and minimizing conflicts of interest among the entities operating in the capital market, and by expanding supervision and control over these entities and over those who control them and hold ownership of them.

- The draft bill proposes that a banking corporation shall be prohibited from holding means of control in a provident fund management company or in a provident fund (hereafter: a "provident fund") or in a mutual investment management company (hereafter: a "fund manager"), or from being an interested party in entities that are interested parties in a provident fund or in a fund manager.
- The draft bill further proposes that a controlling shareholder of a banking corporation shall be prohibited from being an interested party in a provident fund or a mutual fund, or in any corporation that is an interested party in any of these.
- The aforementioned restrictions shall not apply to a banking corporation without significant retail activity.
- The draft bill proposes that the separation of the provident and mutual funds shall be carried out gradually, and that banking corporations shall sell their full holdings in provident funds within three years from the inception date of the law, and their holdings in mutual funds within four years. Restrictions applicable to controlling shareholders will apply based on the same timetable. The draft bill includes transitional directives for the interim period, both for banking corporations and for their controlling shareholders.

- The draft bill proposes that the Banking (Licensing) Law, 5741-1981 be amended so that a banking corporation shall be permitted to engage in pension consulting, as defined in the draft bill, but only when it has sold its holdings, as specified above, and is not an interested party in an insurer. Banks whose shareholders' equity does not exceed NIS 10 billion shall be permitted to engage in pension consulting even before realizing all of their holdings in provident funds and in mutual funds. The draft bill proposes that a license to engage in pension consulting shall be issued by the Supervisor of Banks, once he is convinced that issuing the license does not impair the development of competition and the prevention of concentration in the area of pension insurance or in the area of banking.
- The draft bill proposes that the law permit a banking corporation to control a corporation that is an insurance agency marketing life insurance and property insurance while granting loans secured by a mortgage. The banking corporation shall be required to be the sole controlling shareholder of the agency, but the Supervisor shall have the authority to permit holding the agency jointly with others and to expand the marketing of the aforementioned insurance to customers who are not customers of the banking group.
- The draft bill proposes that control of an auxiliary corporation shall require advance approval by the Supervisor of Banks, who in providing such approval shall take into consideration the areas in which the corporation is engaged, and shall consider applying some of the Proper Conduct of Banking Business Directives to the relevant corporation.
- In order to establish all of the above as law, the draft bill proposes amending the Banking (Licensing) Law, 5741-1981.
- The draft bill further proposes amendments to the Banking Order, 1941, including the addition of a section granting the Supervisor of Banks the authority to apply Proper Conduct of Banking Business Directives to banking corporations, and qualifying the confidentiality directive in Section 15A of the Order, so that the Supervisor is permitted to transfer information to the Israel Securities Authority and to the Supervisor of the Capital Market. The draft bill proposes similar amendments to the new version of the Insurance Supervision Law.
- The draft bill also proposes adding additional enforcement tools to the different banking laws, including a civil fine for breach of their directives, graded by the severity of the infringement, with reference to continuing infringement, demand and collection of the fine, methods of appeal, preservation of criminal liability, and more.
- Chapter C of the draft bill concerns consulting on and marketing of investments and investment portfolio management, and proposes amendments, mainly to the various sections of the Regulation of Occupation in Investment Consulting and Investment Portfolio Management Law, 5755-1995 (hereafter: the "Consulting Law").
- As is also indicated in the other draft bills, the draft bill proposes a distinction between investment consulting, characterized by a requirement that the consultant be free of any interest in the object of consultation, and investment marketing, which includes an interest in the financial asset under discussion.
- The draft bill proposes that entities or individuals related to institutional entities, who have an inherent conflict of interest between their position and their association with the group, shall not be granted consultant licenses. This refers to the related entities as well as to those who control them, are controlled by them, are interested parties in them, or are employed by any of these.

- The draft bill proposes that in order to engage in investment consulting, a banking corporation shall be required to comply with all qualifications required of anyone applying for a consultant license.
- The draft bill proposes that a licensed consultant shall not provide consultation on financial assets managed by an institutional entity in which the licensed consultant, or those controlling it, or those controlled by one of these, is an interested party.
- The draft bill proposes that holders of consultant licenses and those related to them be prohibited from issuing exchange-traded funds.
- The draft bill proposes establishing a licensing requirement for investment marketing; companies, partnerships, and individuals will be able to obtain the license, according to qualifications proposed in the bill. Individuals will be able to operate through a company, and corporations shall be required to employ licensed individuals. Those with an inherent conflict of interests shall not be permitted to engage in investment marketing. This includes licensed consultants, banking corporations (excluding banks not prohibited from controlling or being an interested party in a provident fund and in a fund manager, under the draft bill), those controlling them, those controlled by them, and their employees.
- The draft bill proposes that an institutional entity engaged solely in the marketing of its own financial assets or those of a corporation related to it shall be permitted to engage in investment marketing without a license, and all those employed by it shall be required to be licensed.
- The draft bill proposes that a licensed portfolio manager may be an investment consultant or an investment marketer; however, if it is an entity related to an institutional investor, it may only be a marketer.
- The draft bill proposes that a portfolio manager that is a corporation related to a bank, excluding banks not prohibited from controlling or being an interested party in a provident fund and in a fund manager, shall not be permitted to engage in marketing, and shall not employ a licensed marketer.
- The draft bill proposes that a banking corporation may be an investment consultant but not an investment marketer, as specified above, but may market its structured products, under the restrictions and obligations that apply to licensed marketers, including the expanded disclosure obligation.
- The draft bill proposes that an agreement to provide banking services by the banking corporation to institutional entities, such as buying and selling of securities and currencies, current account management, and deposits, shall require approval by the Chairman of the Israel Securities Authority, the Supervisor of Banks, and the Antitrust Commissioner with regard to all matters that are not in the ordinary course of business or are different from the terms of other transactions of similar volume. It is proposed that after 2010, the Chairman of the Israel Securities Authority and the Supervisor of Banks shall be authorized to provide such an approval.
- A marketer and a portfolio manager that are entities related to an institutional entity or to a licensed marketer shall inform their customers thereof, specifying the identity of the entities, and describing the relationship and any benefits granted between them, and they shall be permitted to prefer financial assets in which they have an interest.
- The draft bill proposes that a licensed consultant or a portfolio manager that is not a corporation related to an institutional entity or a marketer shall be prohibited from receiving any benefits whatsoever from others in connection with providing consultation, or executing or avoiding a transaction, except receiving a fee and reimbursement of expenses from the customer, according to the agreement between the license holder and the customer.

- The draft bill further proposes that a licensed consultant be prohibited from granting benefits to its employees or its various units in connection with providing consultation for the execution of a transaction in a particular financial asset based on the identity of the financial institution which issues the product or manages the financial asset. It is proposed that commissions to a licensed consultant or portfolio manager shall be paid disregarding the identity of the entity in whose products the transaction was executed. However, it is proposed that the license holder shall be permitted to determine different mechanisms for calculating commissions in its agreement with the customer.
- The draft bill proposes that the directives described in the preceding two paragraphs shall apply to a licensed marketer and a portfolio manager related to an institutional investor or a licensed marketer, in their actions towards customers.
- The draft bill includes several transitional directives whose application is gradual and establishes the actions permitted during the interim period.
- As a consequence of the proposed changes, the draft bill proposes an amendment to the Mutual Investments Law, 5754-1994, so that those seeking to hold a fund manager shall be subject to restrictions and conditions similar to those established in the Banking (Licensing) Law, 5741-1981, with regard to holdings in a banking corporation, particularly with regard to the rate of holdings that requires permission from the Chairman of the Israel Securities Authority, considerations in granting such permission, and more.
- The draft bill further proposes that permission to control a fund manager shall not be granted if this would bring the fund manager/s under the holder's control to control a market share exceeding 20%. It is also proposed that a fund manager shall not receive management of funds from another manager, if the transfer would cause it to manage a market share exceeding 20% as noted above. It is proposed that the Israel Securities Authority be authorized to direct the sale of the excess market share, if any, to another manager, and to exercise authority similar to that specified in the Banking (Licensing) Law 5741-1981 in all matters related to means of control held without permission.
- The draft bill further proposes establishing the authority to institute regulations with regard to the collection of a distribution commission by a distributor from the purchasers of units in a mutual fund, and with regard to the payment of a distribution commission by a fund manager to the distributor. It is proposed that the rate of the distribution commission to be collected by a distributor bank for the sale of units in a mutual fund shall be uniform for all fund managers.
- Extensive amendments to the Supervision of Insurance Business Law, 5741-1981, are also proposed, beginning with changing its name to the Supervision of Financial Services (Insurance) Law, as well as the expansion of the authority of the Supervisor of Insurance, including exercising judgment when granting licenses to insurance agents and insurers, and in regulating the acquisition of control and holding of them, similar to the directives of the Banking (Licensing) Law, 5741-1981.

The draft bill for the supervision of financial services (engaging in consulting and marketing of financial products), 5765-2005.

The draft bill aims to establish two new licensed occupations, and to distinguish between them: pension consulting, which is comprehensive, objective consulting by a consultant with no interest in the matter; and pension marketing, which is not meant to be objective, and within which it is permitted to present an individual product marketed by the marketer and to prefer it, after the customer has received consulting with regard to the type of product suitable for him.

- The draft bill proposes that licensed individuals, partnerships, and companies shall be permitted to engage in pension consulting, but a license shall not be granted to those with an inherent conflict of interests, institutional entities (provident funds and their managers, fund managers, and insurers), insurance agents, those who control any of these or are interested parties in them, those controlled by any of these or in which any of these is an interested party, and those employed by any of these.
- As an exception to the aforementioned rule, the draft bill proposes that a banking corporation shall be permitted to receive a consultant license, subject to the Banking (Licensing) Law, 5741-1981. This is so as not to prevent institutional entities from investing in banking corporations. However, a licensed consultant shall be prohibited from consulting on pensions with regard to products managed by an institutional entity in which it, those controlling it, or those controlled by it are an interested party.
- The draft bill proposes that the occupation of pension consulting shall be unique to one of the following: an institutional entity, a pension insurance agent, and those employed by an institutional entity holding a pension marketing license. It is proposed that anyone with an inherent conflict of interests shall not be permitted to engage in pension marketing, and pension marketing licenses shall be granted only to individuals, not to corporations, and they shall be permitted to engage in marketing within the course of their employment at the institutional entity. The institutional entity shall only be permitted to engage in pension marketing through licensed individuals, as described above.
- A banking corporation shall not receive a pension marketing license, even if it does not engage in consulting; the same applies to a controlling shareholder or an interested party of a banking corporation, those controlled by any of these, those in which a licensed pension consultant or a controlling shareholder of same is an interested party, and those employed by any of these; however, this shall not apply to banks not prohibited from controlling or being interested parties in provident funds or fund managers.
- The draft bill further proposes that employees' unions or employers' organizations, those controlled by them, or those under their control, those who are interested parties in them, and those employed by any of these shall not be permitted to engage in pension marketing.

- The draft bill aims to establish special directives with regard to banking corporations and their occupation as pension consultants. It is proposed that a bank may begin to engage in pension consulting only when it has completed the sale of all holdings in provident funds and fund managers which it was required to sell, as described above, and is not an interested party in any insurer. The draft bill proposes discriminating between the two largest banking groups including the Bank Group and other banking corporations, such that the latter may begin engaging in pension consulting before they complete the sale of all of their holdings. It is proposed that such consulting shall be provided only via employees of a bank branch who hold consultant licenses, on the premises of the branch, and that the granting of a pension consultant license shall be conditional upon the Supervisor of the Capital Market being convinced that it will not impair the development of competition and the prevention of concentration in the field of pension consulting.
- The draft bill proposes that pension consulting shall not be provided on products managed by an institutional entity with which the license holder, those controlling it, or those under the control of any of these has entered into an agreement to provide operational management services.
- The draft bill proposes that entering into an agreement or any transaction to provide other banking services between the bank and the institutional entity shall be subject to approval by the Supervisor of the Capital Market and the Supervisor of Banks, if they are not within the ordinary course of business, or if their terms differ from those of other transactions to provide similar services at a similar volume. During the interim period, until the end of 2010, such a transaction or agreement shall also be subject to approval by the Antitrust Commissioner; during this period, banks shall also be prohibited from controlling or being an interested party in a consultant corporation.
- The draft bill proposes that the authority to supervise matters included under the law be vested to the Supervisor of the Capital Market, Insurance, and Savings, and that normative sections from the amended version of the Supervision of Insurance Business Law apply to license holders, including fiduciary duty, duty of proficiency, duty to avoid preferring personal interests, duty of due disclosure, duty of avoiding conflicts of interest, and the duty to adapt the service to the needs of the customer, the goal of the savings, the customer's financial condition, and its other circumstances. However, pension marketing and an associated benefit shall not be considered a prohibited conflict of interests in their own right.
- The draft bill proposes that the implementation of the fiduciary duty when providing consultation shall be performed in stages. License holders of all types will first determine the type of pension product suited to the customer, out of the full range of products; next, the license holder will isolate the type of pension product for the customer out of the selected group, according to the product's characteristics; for a marketer, the product will be isolated out of the products marketed; finally, the preferred institutional entity that manages and owns the product will be selected (for a marketer – selected out of the entities whose products are marketed).
- The draft bill proposes that the consultation may be a single session or ongoing over time, according to an appropriate agreement with the customer, which establishes the consultant's obligations.

- According to a proposed amendment to the Banking (Licensing) Law, 5741-1981, which will establish as law the proposed legislation concerning banks, and a similar amendment proposed to the Supervision of Insurance Business Law, 5741-1981, which will permit banking corporations to engage in pension consulting, it is proposed, additionally, to determine that consultants shall also be permitted to engage in carrying out the transaction with the institutional entity, including transferring the customer's information, forms, settling of accounts, and payments, all as part of the single-session or ongoing consultation.
- The draft bill further proposes an amendment to the Supervision of Insurance Business Law, such that a licensed pension consultant shall be permitted to engage in insurance mediation without an insurance agent's license, subject to the directives and obligations that apply to an insurance agent under the aforementioned law.
- The draft bill proposes that a licensed pension consultant shall be required to prepare a written agreement with the customer, stating the matters for which consultation will be provided under the agreement. The consultant shall not receive benefits from others in connection with providing consultation, with the exception of receiving commissions and reimbursement of expenses from the customer, according to the agreement between them. Thus the institutional entity shall collect management fees from the customer separately. It is proposed that these directives shall not be subject to conditionality in the agreement with the customer.
- The draft bill further proposes that licensed consultants be prohibited from granting benefits to their employees or to any of their units in connection with providing consultation and/or carrying out a transaction, as conditional upon the institutional entity that produces the product. It is proposed to concurrently prohibit the institutional entity from giving the licensed consultant a prohibited benefit as described above.
- The draft bill proposes establishing special directives with regard to the fee and reimbursement of expenses to be paid by the customer to the licensed consultant, disregarding the identity of the institutional entity in whose products the consultation is provided and the transaction is executed, and disregarding the type of product, such that the commission and reimbursement of expenses shall not constitute part of the management fee to the institutional entity. However, the draft bill proposes permitting the agreement between the consultant and the customer to state that the commissions shall be calculated or collected in any other way, including as a percentage of the amounts transferred by the customer to the institutional entity, or as a percentage of the amounts accrued to the customer's credit with the institutional entity. It is proposed that continuous commissions may only be collected for the service period, according to the agreement, and that only commissions that have been established in the agreement with the customer, and of which the customer is aware, may be collected.
- The draft bill proposes recognizing the customer's payments in respect of the commission as part of the amount of the pension savings that entitle the customer to tax benefits.
- The draft bill proposes that a consultant be prohibited from advertising that it provides consultation on one product or another of a particular institutional entity.
- The draft bill proposes prohibiting an agreement between a consultant and an employer for the provision of pension consulting to employees.
- The draft bill proposes that infringement of the directives shall incur a graded civil fine; it further proposes sections establishing and preserving criminal liability, and determining the publication of the levying of the fine.

- The transitional directives proposed in the draft bill include the proposal to determine that a pension insurance agent shall be permitted to serve as a marketer immediately upon inception of the law, and to apply the law to institutional entities six months after its date of inception, and to allow their employees to continue to engage in investment marketing, including pension investments, for one year, before they are required to acquire a license.
- Pension insurance agents shall be permitted to convert their license to a pension consultant license without an examination, within two years from the announcement of the law. Such conversion will prevent the consultant from receiving benefits from an institutional entity in respect of a transaction that began in the period preceding the conversion, for any type of product.

The draft bill for supervision of financial services (provident funds), 5765-2005.

The draft bill constitutes a formulation of the recommendations of the Bachar Committee, including the recommendation to legislate a Provident Funds Law in order to regulate supervision and enforcement with regard to provident funds.

- The draft bill proposes establishing, in legislation, the legal structure in which provident funds operate and are managed, i.e. trust of the members' moneys deposited with the fund, which is managed according to articles approved by the Supervisor of the Capital Market, by a company which has received a management company license from the Supervisor. The trust must receive a provident fund license for one of the objectives listed in the law, and ensure that members' moneys are managed separately from the moneys of the management company (the trustee). In the course of its duties, the management company shall be required not to discriminate between the rights granted to members, and not to prefer any consideration or matter over the members' best interest.
- The draft bill proposes regulating the requirement to obtain a management company license, the terms for receiving a license, the holding of means of control in a management company, establishment of the organizational structure of the company, including the investment committee, and supervision and enforcement in respect thereto. Within this framework, it is proposed that holding more than 5% of a management company of a provident fund shall require permission from the Supervisor of the Capital Market, and control of such a company shall require a separate permit.
- The directives and authorities under the Insurance Supervision Law shall also apply, in the expanded version proposed in the other draft bills as well; however, the proposed bill does not apply to insurance funds or to their managers. The law seeks to establish, in legislation, that members' rights may not be transferred, placed under lien, seized, or mortgaged, except under the rules to be determined by the Minister of Finance.
- The draft bill proposes establishing directives with regard to the status of a salaried employee who is a member of a provident fund, so that the employee may choose the fund in which his savings and the employer's contributions are deposited, and the money may be withdrawn by the member, or after his death, and may be transferred to another fund.

- The draft bill proposes establishing the authority of the Minister of Finance to establish directives with regard to the deposit and withdrawal of money from a provident fund, transferring money, calculating assets and yields, allocation of profits, and directives with regard to the investment of provident funds' moneys, and with regard to management fees and expenses which the management company is permitted to collect from members. It is also proposed to authorize the Minister of Finance to determine fees for management companies and for those seeking to obtain a management company license.
- The draft bill further proposes regulating the manner of transferring the management of a provident fund to another management company and the possibility of merging and splitting provident funds.
- The draft bill proposes establishing civil fines and criminal offenses related to management companies and their officers.
- The draft bill proposes that provident funds shall be required to continue to hold their cash in an account with a banking corporation, an institution that receives deposits from abroad, or other entities approved for this purpose by the Supervisor of the Capital Market.
- The draft bill further proposes determining that a management company shall manage the securities accounts of all funds under its management with a TASE member or with other entities approved for this purpose by the Supervisor of the Capital Market.
- The draft bill proposes establishing that a management company shall not be permitted to place the assets of the provident funds under its management under lien, except for the purpose of carrying out a transaction for the provident fund, under conditions to be established by the Minister of Finance.
- The draft bill proposes establishing rules with regard to the participation of a management company in voting at general assemblies of corporations in which the fund under its management holds securities.
- Aside from indirect amendments proposed to other laws, the draft bill proposes establishing transitional directives, under which a management company that on the eve of the inception of the law held authorization as a management company shall be entitled to a license under the law, and those holding means of control in a management company or in a fund on the eve of inception of the law shall be entitled to a holding permit when the law takes effect.
- The draft law further proposes establishing that a fund operating on the eve of the inception of the law, not as a plan under a management company, shall be required to implement a structural change in order to bring it to the structure proposed by the law within one year of the date of inception. It is proposed that if the fund does not do so within the stipulated period, the Supervisor of the Capital Market shall be authorized to implement various enforcement measures.

In the event that legislation is enacted on the basis of all of the above, there will be a material adverse effect on the Bank Group's results of operations; however, the probability that the recommendations included in the report and/or the directives included in the draft bills as detailed above will be enacted as legislation, as they are, in full, and the extent of the effect of the legislation on the Group cannot be presently evaluated.

The Bank Group's income from provident fund management fees totaled NIS 98 million in the first quarter of 2005, compared with NIS 101 million in the same period last year, and NIS 348 million in 2004.

The Bank Group's income from mutual fund management fees totaled NIS 111 million in the first quarter of 2005, compared with NIS 97 million in the same period last year, and NIS 402 million in 2004.

See Note 2 to the Condensed Financial Statements and the Auditors' Review Report.

Hapoalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Poalim Bank Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives. This involvement is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in initiating changes.

In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion. In addition to these activities, in 2004 the Bank launched its flagship community project, "Read & Succeed".

The Bank Group's involvement in the community is expressed in several diverse areas of activity and projects:

- "Poalim for the Community" Foundation – contributes to a wide range of organizations which support the needy.
- "Read & Succeed" – in addition to the Bank's ongoing community activities, the flagship project "Read & Succeed" was launched in 2004, to encourage reading by children and to increase public awareness in this area.
- "Poalim Volunteers" – extensive volunteer activities by Bank employees, encouraged by Bank management, on both an organized and an independent basis.
- Community-oriented sponsorships – funding social activities through community-oriented sponsorships.
- Donations of computers and equipments – each year the Bank donates computers and equipment to educational institutions, health institutions, and various non-profit organizations.
- Collaboration with the "Matan – Your Way to Give" Foundation – the Bank's employees and managers take an active part in activities through "Matan – Your Way to Give," which raises donations from employees for a variety of social projects.

Through these areas of activity, and through the various projects promoted by the Bank Group, the Group's commitment to the community in the first quarter of 2005 totaled a monetary value of approximately NIS 4 million.

"Poalim for the Community" Foundation - Monetary donations to the numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.

In 2005, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, support for weak populations and educational institutions, culture, welfare, health, and science. Through the Foundation, the Bank contributes to higher education institutions, to scholarships for university students and underprivileged schoolchildren, and to the development of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and require special assistance in order to progress in their studies.

The "Poalim for the Community" Foundation also contributes to museums throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.

Another important area in which "Poalim for the Community" is a regular donor is health. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.

The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help in realizing wishes of children suffering from cancer.

"Read & Succeed" community project - The Bank has taken on the aim of changing the reading habits of Israeli children and youth, and, in addition to its ongoing community activities, decided to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. This decision arose from a series of highly troubling data, indicating the 'cultural context' of Israeli children, which will influence their status as adults, and will deeply affect our future society.

The "Read & Succeed" project is being carried out with the support of the Ministry of Education, Culture, and Sports, with the aim of raising public awareness.

As a key element of the project, the Bank will purchase tens of thousands of books, while also collecting books at the Bank's branches, for distribution to school libraries throughout Israel. The project will also include a public information campaign, in which the Bank will invite the general public to bring children's books to its branches for donation to libraries. Other activities will include meetings between children and well-known children's authors, a nationwide reading quiz game, and a public informational campaign, which will be conducted in collaboration with the Reshet television company, the Children's Channel, and other media. Familiar characters that are popular among children and adolescents will promote changes in reading habits.

An additional component of the project is based on Bank employees' participation in volunteer activities related to the project.

"Poalim Volunteers" employee volunteer project - Through cooperation between several Bank Areas, this project assists employees who wish to volunteer for community activities. The Bank areas involved are the Human Resources Area, the employees' union, the Manager of Community Affairs, regional managements of the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees in the southern and central regions are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Bank employees in other areas also volunteer individually with the Bank's assistance.

Community-oriented sponsorships **-** The Bank is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health institutions.

Donations of computers and equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates hundreds of computers and other equipment each year.
In the first quarter of 2005, the Bank donated 173 computers.

"Matan – Your Way to Give" (hereafter: "Matan") **-** Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan – Your Way to Give" Foundation.
Through the "Matan Campaign", employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model of activity is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting weak groups in society and strengthening them. Donations are distributed in a unique process, based on standards of proper management and effectiveness. Bank employees participate as volunteers on the "Matan" fund designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers", assisting in the monitoring process of use of the funds donated.
"Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Other Matters

The Israel Police conducted an investigation into the Poalim for You campaign initiated by the Bank in late 1993, including the public's complaints against the Bank in respect of the provision of advice/recommendations to invest in mutual funds of the Bank in late 1993 and early 1994.

Following a request by the Anti-Trust Commissioner, the Bank has approached the Commissioner in order to regulate by means of a type exemption the cooperation between banks in the areas of credit and syndications for granting loans with the customers' consent, provided that the amount of credit exceeds an amount to be determined, or, alternatively, that a restriction under Bank of Israel directives and/or under the law prevents the Bank from extending the credit requested by the customer alone. The Commissioner stated that until a type exemption is introduced in cooperation with the Bank of Israel, or by February 17, 2003, whichever is earlier, he does not intend to enforce the provisions of the law on cooperation between the banks in the granting of credit (consortiums) that meet the terms detailed in the Commissioner's notification.

On March 5, 2003, the Commissioner extended the validity of his notification, with a number of changes, until December 31, 2003. The main change is the reduction of the minimum aggregate amount of credit in consortium arrangements in which both the Bank and Bank Leumi Le-Israel B.M. are members, to NIS 100 million. It was explained that this restriction would not apply to a consortium arrangement concerning the repayment of debt deriving from credit granted prior to August 18, 2002 to the same person by the Bank and by Bank Leumi Le-Israel B.M.
The Commissioner has once again extended the validity of his notification on the matter of consortiums for granting credit, so that it is now in effect until December 31, 2005.

On November 5, 2003, media publications reported that a police investigation was being conducted in connection with an agreement concluded on March 30, 1999 between the Bank and the National Insurance Institute, under which disagreements that had existed between them concerning sums that the Bank had not forwarded to the National Insurance Institute during the 1980s were resolved.
The National Insurance Institute's demand of the Bank in respect to the aforementioned past debts came to NIS 86 million, including penalties and linkage differentials. According to the agreement, the Bank paid the National Insurance Institute the sum of NIS 20 million for full clearance of all claims by the National Insurance Institute for National Insurance premiums through the end of 1994. According to the reports, the police investigation also concerns a payment that the Bank made to a consultant that it had employed for assistance in attaining the aforementioned agreement, at the rate of 10% (plus VAT) of the difference between the National Insurance Institute's demand and the sum stipulated in the agreement.
During the police investigation, Mr. Isaac Behar, Member of the Board of Management and Comptroller of the Bank, was detained for questioning from November 5 to November 11, 2003, and resumed his full duties at the Bank on December 1, 2003.
With regard to the agreement of March 30, 1999, the former Director General of the National Insurance Institute, Prof. J. Stessman, stated to the media and to the Knesset Labor and Social Affairs Committee that the agreement had been reached lawfully, after having been examined by the chief legal advisor of the Institute and approved by 15 members of the Institute's management. He claimed that the agreement had also been examined by the State Comptroller and was found to be free of flaws.
In the Bank's opinion, under these circumstances, the foregoing will have no effect on the Bank's financial position or its results of operations.

On February 18, 2004, the Knesset Economic Committee held a discussion on the rate of commissions which banks charge their customers. In the discussion, the Chairman of the Committee asked the banks' General Managers to freeze commission prices pending completion of an examination by the Supervisor of Banks and by a professional team that the Economic Committee decided to establish. The bank managers agreed in principle to the Committee Chairman's request. The team appointed by the Committee is organized by the Knesset Research Department, and members include representatives of the Supervisor of Banks, the Ministry of Finance, the Association of Banks, and the Consumer Council.

In the beginning of May 2004, the Association of Banks received a report prepared by the consulting company Kesselman Finances Price Waterhouse Cooper, presenting the results of a comparative review of the level of banking commissions in Israel as compared to rates in other countries. According to the findings in the report, banks in Israel are at the median level of the sample, in the average range of countries examined in the comparison.

In addition, several private draft laws aimed at limiting banking commission charges were submitted to the Knesset during the year.

The team appointed by the Supervisor of Banks to examine policy with regard to supervision of the banks on the matter of pricing of banking services has submitted its recommendations, according to which some commissions should be monitored and supervised, while others should be canceled or their rates lowered.

In June 2004, the Anti-Trust Commissioner notified the Bank that in the context of investigating the nature and level of competition between the banks in the provision of current account management banking services, he leans towards the position that the level of competition for provision of these services, particularly in the area of the commissions charged for these services, is low. Therefore, he is considering exercising his authority under the Restrictive Trade Practices Law-5748-1988, in order to determine whether five banks, including the Bank, constitute a cartel, which should be seen as the holder of a monopoly in the provision of the above-noted services. The Bank has stated its objection to the Commissioner's position.

Soon afterward, the Chairman of the Knesset Economic Committee suggested that an attempt should be made to bring about approval of a package deal with the participation of the banks, the Bank of Israel, and the Anti-Trust Commissioner, to promote legislation to regulate commissions. The Economic Committee approved the package deal on September 1, 2004.

The Bank has announced its agreement to adopt the package deal, as suggested by the Economic Committee, even improving the terms to sectors with special characteristics, beyond the terms proposed by the committee, subject to the approval of the package deal by all relevant parties. At the balance sheet date consent had not yet been obtained from all the relevant parties, so that it is still unclear if and when the package deal will be implemented.

In a discussion held by the Economic Committee, the Bank of Israel presented a draft law which it intends to submit to the Ministry of Finance, for the initiation of legislation.

According to the Bank of Israel's proposal, legislative specification of the circumstances under which the Supervisor of Banks would be authorized to intervene in the rates of the following commissions: commissions that may impede competition; commissions for a service which the customer must receive from a particular banking institution; commissions for vital services related to current accounts; and commissions charged without reasonable justification.

Under this proposal, the Supervisor of Banks would be authorized to supervise commissions that fall under the aforementioned circumstances, with this supervision including the ability to determine a maximal price for the commissions included in the above list, or to prohibit a particular commission. In addition, the Supervisor will be authorized to refrain from approving an increase in commissions in case of a supervised service for which no maximal price has been established. Also, the draft suggests that the Supervision of Prices of Products and Services Law-1996 should not apply to banking commissions, in order to prevent duplicate supervision.

Additionally, the draft suggests that the Supervisor of Banks be authorized to impose monetary sanctions on a banking corporation charging commissions illegally. The suggestion also includes this authority for other infractions determined by the Governor of the Bank of Israel based on the Banking (Service to Customers) Law-5741-1981.

On January 3, 2005, the Economic Committee, the Antitrust Commissioner, and the Supervisor of Banks approved an addendum to the package deal, which includes additional terms, including a requirement to freeze commissions for a period of one year as part of the deal. The addendum to the package deal also stipulates that the date for its implementation shall be no later than the beginning of May 2005.

On March 9, 2005, the Bank announced its intention to implement the package deal with regard to commissions paid by private customers, beginning on May 1, 2005. Since this notification, the Bank has been conducting negotiations with the Antitrust Commissioner and the Supervisor of Banks with regard to the implementation of the aforementioned package deal. At this stage, it is not known whether, how, or when it will be implemented.
At this stage, the Bank cannot assess the consequences of all of the above, if any, for the Bank's financial status and results of operations.

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents.
The Antitrust Authority did not disclose the reason for the seizure of the documents or the subject of its investigation of the Bank.
As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank, Mizrahi Bank, and First International Bank.

On March 6, 2005, the Israel Police began an open investigation in connection with suspected violations of the Money Laundering Prohibition Law.
In the course of the investigation, the police seized documents and records from various offices of the Bank and from the offices of Poalim Trust Services (hereafter: the "Trust Company"). In addition, certain customers' accounts, of which a small number serve as collateral for credit, were frozen.
The police summoned employees including officers of the Bank and of the Trust Company, for investigation.
In the Bank's opinion, based on the information in its possession at this initial stage, the exposure to the matters known to be under investigation is not material to the Bank's business. However, at this early stage the Bank cannot assess the outcome and consequences of the investigation.

On March 21, 2005, the Board of Directors ratified its resolution dated June 30, 1998, with regard to the Bank's dividend policy. According to the resolution, at least half of the Bank's net profit will be distributed as dividends each year. It was resolved that the said dividend distribution would be carried out each quarter.

On March 21, 2005, the Bank's Board of Directors declared a dividend of NIS 339 million. This dividend, representing 27% of the issued share capital of the Bank, or 27 agorot per NIS 1 par value share, was paid on April 14, 2005.
On May 18, 2005, the Bank's Board of Directors declared a dividend of approximately NIS 528 million, representing 42% of issued share capital of the Bank, or 42 agorot per NIS 1 par value share.

The Board of Directors resolved to declare May 30, 2005, as the date of record, May 31, 2005, as the ex-date, and June 14, 2005, as the date of payment.

With regard to legal claims and requests to certify class actions against the Bank and its consolidated companies, see Note 3 to the Condensed Financial Statements and the Auditors' Review Report.

The Board of Directors of the Bank held 13 meetings during the period of January-March 2005.
The various Board of Directors committees held 38 meetings during the period of January-March, 2005.

Shlomo Nehama	**Zvi Ziv**
Chairman of the Board of Directors	President & Chief Executive Officer

Tel Aviv, May 18, 2005

Principal Data of the Bank Hapoalim Group

Reported amounts
(in millions of NIS)

	For the 3 months ending on March 31		Change
	2005	2004	
Profit and Profitability			
Profit from financing activities before provision for doubtful debts	**1,795**	1,727	3.9%
Provision for doubtful debts	**461**	412	11.9%
Operating and other income	**1,058**	1,022	3.5%
Operating and other expenses	**1,685**	1,661	1.4%
Operating profit before taxes	**707**	676	4.6%
Operating profit after taxes	**389**	377	3.2%
Net profit	**926**	513	80.5%

				change compared with	
	31.3.2005	31.3.2004	31.12.2004	31.3.2004	31.12.2004
Balance Sheet – Principal Items					
Total balance sheet	**250,646**	257,908	262,042	(2.8%)	(4.4%)
Credit to the public	**176,378**	184,052	182,542	(4.2%)	(3.4%)
Securities	**25,784**	31,578	35,929	(18.4%)	(28.2%)
Deposits from the public	**194,372**	202,528	206,666	(4.0%)	(6.0%)
Debentures and subordinated notes	**20,586**	18,260	18,251	12.7%	12.8%
Shareholders' equity	**15,900**	14,584	15,166	9.0%	4.8%

	31.3.2005	31.3.2004	31.12.2004
Principal financial ratios			
Shareholders' equity to total assets	**6.3%**	5.7%	5.8%
Tier 1 capital to total assets	**7.7%**	7.1%	7.4%
Capital to risk assets	**11.5%**	10.8%	11.0%
Credit to the public to total assets	**70.4%**	71.4%	69.7%
Deposits from the public to total assets	**77.5%**	78.5%	78.9%
Operating income to operating expenses	**62.8%**	61.5%	66.1%
Operating expenses to total income	**59.1%**	60.4%	56.5%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[(a)]	**0.7%**	0.6%	0.6%
Rate of provision for taxes	**45.0%**	44.2%	43.3%
Return of net profit on equity[(a)]	**26.7%**	15.2%	15.2%
Return of net profit on total assets[(a)]	**1.5%**	0.8%	0.8%
Return of operating profit before taxes on equity, net[(a)]	**19.5%**	20.8%	23.1%
Return of operating profit after taxes on equity, net[(a)]	**10.4%**	11.2%	13.1%

(a) Annualized

	For the three months period ended March 31							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets[5][6]	**82,936**	**1,212**	**5.97**		*74,703	1,238	*6.80	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**18,606**	**385**			18,051	284		
Total assets	**101,542**	**1,597**		**6.44**	*92,754	1,522		*6.73
Liabilities[6]	**(86,493)**	**(560)**	**(2.62)**		(81,211)	(657)	(3.28)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(13,102)**	**(341)**			(12,364)	(221)		
Total liabilities	**(99,595)**	**(901)**		**(3.67)**	(93,575)	(878)		(3.81)
Interest spread			**3.35**	**2.77**			*3.52	*2.92
Israeli currency - Linked to the CPI								
Assets[5][6]	**57,321**	**648**	**4.60**		64,532	785	4.96	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**958**	**11**			1,561	15		
Total assets	**58,279**	**659**		**4.60**	66,093	800		4.93
Liabilities[6]	**(46,880)**	**(406)**	**(3.51)**		(53,093)	(495)	(3.78)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(2,043)**	**(17)**			(1,876)	(14)		
Total liabilities	**(48,923)**	**(423)**		**(3.50)**	(54,969)	(509)		(3.76)
Interest spread			**1.09**	**1.10**			1.18	1.17

* Reclassified.

(1) The data are given before and after the effect of hedging transactions (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded options that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2005, NIS (117) million (March 31, 2004: NIS (121) million) in the unlinked segment, NIS (7) million (March 31, 2004: NIS (5) million) in the CPI-linked segment, NIS (4) million (March 31, 2004: NIS 9 million) in the foreign currency segment (local activity), NIS (46) million (March 31, 2004: NIS (76) million) in the foreign currency segment (activity abroad).

(6) Excluding derivative instruments.

	For the three months period ended March 31							
	2005				2004			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency - (Israeli operations)								
(including Israeli currency linked to foreign currency)								
Assets(5)(6)	**62,637**	**525**	**3.40**		65,671	2,361	15.18	
Effect of derivatives(4)								
Hedging derivatives	**4,542**	**20**			4,069	207		
Embedded derivatives								
and ALM	**66,327**	**668**			73,714	3,369		
Total assets	**133,506**	**1,213**		**3.68**	143,454	5,937		17.61
Liabilities(6)	**(50,320)**	**(133)**	**(1.06)**		(47,687)	(1,466)	(12.88)	
Effect of derivatives(4)								
Hedging derivatives	**(4,373)**	**(43)**			(3,783)	(143)		
Embedded derivatives								
and ALM	**(71,362)**	**(451)**			(79,136)	(3,564)		
Total liabilities	**(126,055)**	**(627)**		**(2.00)**	(130,606)	(5,173)		(16.81)
Interest spread			**2.34**	**1.68**			2.30	0.80
Foreign currency - (Foreign operations)								
Assets(5)(6)	**49,405**	**421**	**3.45**		42,080	1,628	16.40	
Effect of derivatives(4)								
Hedging derivatives	**11,915**	**81**			12,273	199		
Embedded derivatives								
and ALM	**485**	**-**			749	5		
Total assets	**61,805**	**502**		**3.29**	55,102	1,832		13.98
Liabilities(6)	**(54,522)**	**(432)**	**(3.21)**		(51,505)	(2,009)	(16.54)	
Effect of derivatives(4)								
Hedging derivatives	**(11,915)**	**(75)**			(12,273)	(40)		
Embedded derivatives								
and ALM	**(896)**	**(5)**			(931)	-		
Total liabilities	**(67,333)**	**(512)**		**(3.08)**	(64,709)	(2,049)		(13.28)
Interest spread			**0.24**	**0.21**			(0.14)	0.70

(1) The data are given before and after the effect of hedging transactions (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded options that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2005, NIS (117) million (March 31, 2004: NIS (121) million) in the unlinked segment, NIS (7) million (March 31, 2004: NIS (5) million) in the CPI-linked segment, NIS (4) million (March 31, 2004: NIS 9 million) in the foreign currency segment (local activity), NIS (46) million (March 31, 2004: NIS (76) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

	For the three months period ended March 31							
	2005				2004			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating								
financing income(5)(6)	**252,299**	**2,806**	**4.52**		*246,986	6,012	*10.10	
Effect of derivatives(4)								
Hedging derivatives	**16,457**	**101**			16,342	406		
Embedded derivatives								
and ALM	**86,376**	**1,064**			94,075	3,673		
Total assets	**355,132**	**3,971**		**4.55**	*357,403	10,091		*11.78
Monetary liabilities generating								
financing expenses(6)	**(238,215)**	**(1,531)**	**(2.60)**		(233,496)	(4,627)	(8.17)	
Effect of derivatives(4)								
Hedging derivatives	**(16,288)**	**(118)**			(16,056)	(183)		
Embedded derivatives								
and ALM	**(87,403)**	**(814)**			(94,307)	(3,799)		
Total liabilities	**(341,906)**	**(2,463)**		**(2.91)**	(343,859)	(8,609)		(10.40)
Interest spread			**1.92**	**1.64**			*1.93	*1.38

* Reclassified.

(1) The data are given before and after the effect of hedging transactions (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded options that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2005, NIS (117) million (March 31, 2004: NIS (121) million) in the unlinked segment, NIS (7) million (March 31, 2004: NIS (5) million) in the CPI-linked segment, NIS (4) million (March 31, 2004: NIS 9 million) in the foreign currency segment (local activity), NIS (46) million (March 31. 2004: NIS (76) million) in the foreign currency segment (activity abroad).

(6) Excluding derivative instruments.

	For the three months period ended March 31			
	2005		2004	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**(7)**		(4)
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**8**		29
Commissions from financing transactions and other financing income[5]		**287**		220
Other financing expenses		**(1)**		-
Profit from financing activities before provision for doubtful debts		**1,795**		1,727
Provision for doubtful debts (including general and supplementary provision)		**(461)**		(412)
Profit from financing activities after provision for doubtful debts		**1,334**		1,315
Total				
Financial assets that generated financing income[3][4]	**252,299**		*246,986	
Assets deriving from derivative instruments[6]	**3,893**		5,166	
Other financial assets	**2,042**		1,295	
General provision and supplementary provision for doubtful debts	**(1,236)**		(1,189)	
Total financial assets	**256,998**		*252,258	
Total				
Financial liabilities that generated financing expenses[4]	**(238,215)**		(233,496)	
Liabilities deriving from derivative instruments[6]	**(4,466)**		(5,256)	
Other financial liabilities	**(2,229)**		(3,201)	
Total financial liabilities	**(244,910)**		(241,953)	
Total excess of assets over financial liabilities	**12,088**		*10,305	
Non-monetary assets	**5,107**		*4,992	
Non-monetary liabilities	**(848)**		(232)	
Total capital resources	**(16,347)**		(15,065)	

* Reclassified.

(1) *On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance* of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding options), embedded options that have been detached and ALM derivatives that form part of the Bank's ALM network.

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2005, NIS (117) million (March 31, 2004: NIS (121) million) in the unlinked segment, NIS (7) million (March 31, 2004: NIS (5) million) in the CPI-linked segment, NIS (4) million (March 31, 2004: NIS 9 million) in the foreign currency segment (local activity), NIS (46) million (March 31, 2004: NIS (76) million) in the foreign currency segment (activity abroad).

(4) Excluding derivative instruments.

(5) *Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.*

(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

In nominal amounts of
U.S. dollars
(in millions of U.S. $)

	For the three months period ended March 31							
	2005				2004			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
			%	%			%	%
Foreign currency (local activity)								
(including Israeli currency linked to foreign currency)								
Assets[5][6]	**14,871**	**(49)**	**(1.31)**		14,505	41	1.14	
Effect of derivatives[4]								
Hedging derivatives	**1,040**	**5**			905	46		
Embedded derivatives								
and ALM	**15,088**	**24**			16,245	315		
Total assets	**30,999**	**(20)**		**(0.26)**	31,655	402		5.18
Liabilities[6]	**(11,740)**	**105**	**3.53**		(10,782)	26	0.96	
Effect of derivatives[4]								
Hedging derivatives	**(1,001)**	**(10)**			(840)	(32)		
Embedded derivatives								
and ALM	**(16,065)**	**44**			(17,296)	(318)		
Total liabilities	**(28,806)**	**139**		**1.92**	(28,918)	(324)		(4.56)
Interest spread			**2.22**	**1.66**			2.10	0.62
Foreign currency (foreign activity)								
Assets[5][6]	**11,381**	**73**	**2.59**		9,644	61	2.55	
Effect of derivatives[4]								
Hedging derivatives	**2,759**	**19**			2,743	44		
Embedded derivatives								
and ALM	**94**	**-**			168	1		
Total assets	**14,234**	**92**		**2.61**	12,555	106		3.42
Liabilities[6]	**(12,502)**	**(60)**	**(1.93)**		(11,756)	(81)	(2.78)	
Effect of derivatives[4]								
Hedging derivatives	**(2,759)**	**(17)**			(2,742)	(9)		
Embedded derivatives								
and ALM	**(225)**	**(1)**			(209)	-		
Total liabilities	**(15,486)**	**(78)**		**(2.03)**	(14,707)	(90)		(2.47)
Interest spread			**0.66**	**0.58**			(0.23)	0.95

(1) The data are given before and after the effect of hedging transactions (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded options that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2005, NIS (117) million (March 31, 2004: NIS (121) million) in the unlinked segment, NIS (7) million (March 31, 2004: NIS (5) million) in the CPI-linked segment, NIS (4) million (March 31, 2004: NIS 9 million) in the foreign currency segment (local activity), NIS (46) million (March 31, 2004: NIS (76) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.

(in millions of U.S. $)

	For the three months period ended March 31							
	2005				2004			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
			%	%			%	%
Total								
Monetary assets in foreign currency generating financing income(5)(6)	**26,252**	**24**	**0.37**		24,149	102	1.70	
Effect of derivatives(4)								
Hedging derivatives	**3,799**	**24**			3,648	90		
Embedded derivatives and ALM	**15,182**	**24**			16,413	316		
Total assets	**45,233**	**72**		**0.64**	44,210	508		4.68
Monetary liabilities in foreign currency generating financing expenses(6)	**(24,242)**	**45**	**0.74**		(22,538)	(55)	(0.98)	
Effect of derivatives(4)								
Hedging derivatives	**(3,760)**	**(27)**			(3,582)	(41)		
Embedded derivatives and ALM	**(16,290)**	**43**			(17,505)	(318)		
Total liabilities	**(44,292)**	**61**		**0.55**	(43,625)	(414)		(3.85)
Interest spread			**1.11**	**1.19**			0.72	0.83

(1) The data are given before and after the effect of hedging transactions (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded options that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2005, NIS (117) million (March 31, 2004: NIS (121) million) in the unlinked segment, NIS (7) million (March 31, 2004: NIS (5) million) in the CPI-linked segment, NIS (4) million (March 31, 2004: NIS 9 million) in the foreign currency segment (local activity), NIS (46) million (March 31, 2004: NIS (76) million) in the foreign currency segment (activity abroad).
(6) Excluding derivative instruments.







Somekh Chaikin

To:

The Board of Directors of Bank Hapoalim B.M.

Subject:

Review of Unaudited Condensed Consolidated Interim Financial Statements for the three months period ended March 31, 2005

At your request, we have reviewed the following condensed consolidated interim financial statements of Bank Hapoalim B.M. and its subsidiaries: balance sheet as at March 31, 2005, statement of profit and loss and statement of changes in shareholders' equity for the three months period then ended. Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading of the aforementioned interim financial statements, reading the minutes of shareholders' meetings and meetings of the Board of Directors and its Committees, as well as making inquiries of officers of the Bank responsible for financial and accounting matters.

The data relating to the Bank's investments in equity basis investees, the investments in which constitute approximately 0.2% of the total consolidated assets as at March 31, 2005 and to the Bank's equity in net loss of such equity basis investees which constitutes approximately 0.3% of the net profit for the three months period ended March 31, 2005, is based on financial statements, which were reviewed by other auditors.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors referred to above, nothing came to our attention which would indicate the necessity of making material changes in the condensed consolidated interim financial statements in order for them to be in conformity with generally accepted accounting principles and in accordance with the reporting instructions and directives of the Supervisor of Banks.


ZIV HAFT
is a member of BDO.

We draw attention to the following notes to the condensed consolidated interim financial statements:

a. Note 2, regarding recommendations for reform of the capital market. The aforesaid note states, inter alia, that "In the event that legislation is enacted on the basis of the aforementioned, there will be a material adverse effect on the Bank Group's results of operations. However, the probability that the recommendations included in the report and/or the directives included in the draft bills, as detailed above, will be enacted as legislation, as they are, in full, and the extent of the effect of the legislation on the Group cannot be presently evaluated".

b. Note 3(b), regarding legal claims and requests to certify claims as class actions that were filed against the Bank and its subsidiaries.

c. Note 4, regarding exposure to class material class actions at Clal Insurance Enterprises Holdings Ltd.

Somekh Chaikin
Certified Public Accountants (Isr.)

Ziv Haft
Certified Public Accountants (Isr.)

Tel-Aviv, May 18, 2005.

Condensed Consolidated Balance Sheet
as at March 31, 2005

Reported amounts
(in millions of NIS)

December 31		March 31	
2004		**2005**	2004
Audited		Unaudited	
	Assets		
31,041	Cash on hand and deposits with banks	**37,195**	28,187
35,929	Securities	**25,784**	31,578
182,542	Credit to the public	**176,378**	184,052
1,761	Credit to governments	**1,553**	2,668
789	Investments in equity basis investees	**788**	785
3,642	Buildings and equipment	**3,606**	3,531
6,338	Other assets	**5,342**	7,107
262,042	Total assets	**250,646**	257,908
	Liabilities and Shareholders' Equity		
206,666	Deposits from the public	**194,372**	202,528
7,301	Deposits from banks	**6,193**	7,849
4,045	Deposits from the Government	**3,941**	4,386
18,251	Debentures and subordinated notes	**20,586**	18,260
9,510	Other liabilities	**9,129**	9,512
245,773	Total liabilities	**234,221**	242,535
1,103	Minority interests	**525**	789
15,166	Shareholders' equity	**15,900**	14,584
262,042	Total liabilities and shareholders' equity	**250,646**	257,908

The accompanying notes are an integral part of these condensed financial statements.

Shlomo Nehama
Chairman of the
Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Isaac M. Behar
Senior Deputy Managing Director
Chief Financial Officer

Tel Aviv, May 18, 2005

Condensed Consolidated Statement of Profit and Loss
for the Period Ended March 31, 2005

Reported amounts
(in millions of NIS)

Year ended December 31 2004 Audited		Three months ended March 31 2005 Unaudited	2004 Unaudited
7,071	Profit from financing activities before provision for doubtful debts	**1,795**	1,727
1,768	Provision for doubtful debts	**461**	412
5,303	Profit from financing activities after provision for doubtful debts	**1,334**	1,315
	Operating and other income		
3,199	Operating commissions	**830**	796
109	Profits from investments in shares, net	**5**	18
907	Other income	**223**	208
4,215	Total operating and other income	**1,058**	1,022
	Operating and other expenses		
3,742	Salaries and related expenses	**1,010**	1,026
1,108	Maintenance and depreciation of buildings and equipment	**281**	264
1,528	Other expenses	**394**	371
6,378	Total operating and other expenses	**1,685**	1,661
3,140	Operating profit before taxes	**707**	676
1,361	Provision for taxes on operating profit	**318**	299
1,779	Operating profit after taxes	**389**	377
101	The share in net, after-tax operating profits of equity basis investees	**28**	19
(52)	Minority interests, net in after-tax operating profits of subsidiary companies	**(31)**	(12)
1,828	Net operating profit	**386**	384
279	Net profit from extraordinary transactions, after taxes	**540**	129
2,107	Net profit	**926**	513
	Net profit per share (in NIS):		
	Per NIS 1 par value of the share capital		
1.45	Net operating profit	**0.31**	0.31
0.22	Profit from extraordinary transactions	**0.43**	0.10
1.67	Total net profit per share	**0.74**	0.41

The accompanying notes are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Period Ended March 31, 2005

Reported amounts
(in millions of NIS)

	Three months ended March 31						Year ended December 31		
	2005			2004			2004		
	Share Capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share Capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share Capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Unaudited						Audited		
Balance as at the beginning									
of the period	**7,225**	**339**	**7,602**	7,153	213	6,890	7,153	213	6,890
Net profit			**926**			513			2,107
Exercise of share options	**25**			13			60		
Adjustments in respect of									
presentation of securities									
available for sale at fair value			**207**			32			(91)
Related tax effect			**(88)**			(19)			38
Paid dividend		**(339)**			(213)			(213)	(1,002)
Dividend that was declared									
after balance sheet date		**528**	**(528)**		263	(263)		339	(339)
Benefit inherent in the allotment									
of share options to employees	**3**			1			12		
Translation adjustments relating									
equity basis investees**						1			(1)
Balance as at the end									
of the period	**7,253**	**528**	*****8,119**	7,167	263	7,154	7,225	339	7,602

* Surplus as at March 31, 2005 includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 225 million (March 31, 2004 - NIS 172 million, December 31, 2004 - NIS 106 million).

** Adjustments from translation of financial statements of autonomous units.

*** Including NIS 2,815 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these condensed financial statements.

Note 1

The accounting policies applied in the preparation of the financial statements as at March 31, 2005 are consistent with those applied in the audited annual financial statements, as at December 31, 2004.These reports should be perused in connection with the annual financial statements as at December 31, 2004, and the notes accompanying them.

Note 2
Recommendations for Reform of the Capital Market

In 1993, the government passed resolutions referring to the need to examine the structure of the banking system in Israel, including the matter of provident funds. Over the years, various committees were established to study the issue. To date, no legislation effecting structural changes in these areas has been passed.
In January 2004, a private draft law was submitted to the Knesset, according to which a banking corporation will be prevented from holding a financial institution that is a provident fund.The draft was approved by the Knesset in a preliminary reading in March 2004.
In July 2004, a private draft law was submitted to the Knesset, according to which a banking corporation will be prevented from controlling or managing mutual funds.The draft was approved by the Knesset in a preliminary reading.
In April 2004, a committee headed by the Director-General of the Ministry of Finance, Dr.Y. Bachar, was appointed to examine and recommend the measures necessary in order to increase competition in the Israeli capital market. On November 8, 2004, the committee published the Inter-Ministerial Committee Report on Capital Market Reform, known as the "Bachar Report".
In January 2005, the Prime Minister and the Minister of Finance accepted the recommendations of the Director-Generals' team (the Director-Generals of the Prime Minister's Office and the Director-General of the Ministry of Finance) for certain amendments to the recommendations of the Bachar Report.

Following is a summary of the recommendations that appear in the Bachar Report, insofar as they concern the Bank:

The Banking System

- A banking corporation shall not hold any means of control whatsoever in a provident fund management company or in a provident fund (hereafter: a "provident fund"), or in a company that manages a mutual investment fund (hereafter: a "mutual fund"), and shall not be an interested party (a holder of more than 5% of any means of control) in a corporation that is a controlling shareholder of any of these.
- A controlling shareholder of a banking corporation and anyone under its control shall not be an interested party in a provident fund or a mutual fund, or in an interested party in any of these;
- The implementation process of the above directives shall be gradual, beginning at the date on which the law formalizing these directives comes into effect, so that by three years from the inception date banking corporations should no longer have holdings in provident funds, and by four years from the inception date they should no longer have holdings in mutual funds.
- Acquisition of the holdings of banking corporations in provident and mutual funds, at a rate to be determined by legislation, including the acquisition of control in such funds, shall be permitted only to entities who fulfill the criteria which are to be established, including integrity, absence of conflicts of interest, financial soundness, and considerations of competition and concentration. Additionally, such an acquisition shall be subject to limitations of the market share to be held by the purchaser following the acquisition.
- Entities in which a banking corporation or its controlling shareholders are interested parties and which are permitted to engage in portfolio management shall not manage assets for an insurer (including a pension fund), a provident fund, or a mutual fund (hereafter: "institutional entities"), with the exception of managing these entities' proprietary accounts.

Underwriting

- An underwriter that is a corporation controlled by the Bank shall not serve as a price-setting underwriter in a public offering of securities, if the balance of the cumulative debt of the issuer or the offerer and entities under their control to the underwriter, those controlling it, or those under its control exceeds NIS 5 million, and this balance constitutes over 10% of the total financial liabilities of the issuer or the offerer and entities under their control, as presented in the consolidated financial statements of the issuer or the offerer.
- An underwriter shall not purchase 5% or more of the value of securities offered in an issue or sale offering in which it serves as an underwriter, and shall not sell the said amount to the totality of institutional entities and customers of portfolio management companies under its control, those controlling it, or those under their control.

Note 2
Recommendations for Reform of the Capital Market (continued)

Advisory and marketing model

- According to the Committee's recommendations, the advisory and marketing occupations should be an alternative rather than concurrent activities. In this context, a banking corporation, those controlling it, those under their control, and those acting in their behalf shall not receive a license to market financial products (including securities, mutual funds, and structured bank deposits) or pension products (including provident funds, participatory life insurance, and pensions), and shall engage in advising only;
- The Bank, those controlling it, and those under their control (like other entities engaged in advising) shall not be interested parties (holders of 5% or above of any means of control) in an institutional entity, and shall not be tied to such an entity by an agreement outside of the routine course of business, or whose terms differ from the generally accepted terms in similar agreements, except where they have received a permit, whose nature and conditions are not discussed in the Bachar Report. According to the Bachar Report, the Antitrust Commissioner, in conjunction with the Supervisor of Banks, the Commissioner of the Capital Market, Insurance, and Savings and the Chairman of the Israel Securities Authority, will determine which agreements require such permits.

Remuneration of advisors

The Bank will be required to adhere to the following principles, which apply to entities engaged in advising:

- The Bank shall not receive any remuneration whatsoever from the owner of a financial/pension instrument for carrying out transactions in its products. This does not preclude remuneration received for custodian or other accepted banking services, paid under the agreements between the Bank and the institutional entity, as described above, with the exception of distribution fees;
- The Bank shall be permitted to charge commissions for transactions in financial or pension products from the customer only;
- The transaction commission paid by the customer shall be determined in a manner such that the Bank and those engaged in advising will be indifferent to advising on or selling similar products.
- The advisor, a Bank employee, or the profit unit to which the advisor belongs shall not receive any benefit determined by the identity of entities whose products they advise on or sell.

Several amendments were introduced into the recommendations of the Bachar Committee on these matters, recommended by the Director-General's team in their letter dated January 3, 2005, as described below. The highlights of these amendments, insofar as they pertain to the Bank, are as follows:

- When selling financial products, the Bank will be allowed to receive uniform, supervised distribution fees from producers.
- Incentives to encourage foreign investors to acquire provident funds and mutual funds.

Advising and sale of insurance and pension products by banking corporations

- The Bank shall be permitted to advise on or sell life insurance and pension products, only after it has completed the sale of all of its holdings in provident funds, and is not an interested party in an insurer (including a pension fund), and has also completed the sale of all of its holdings in mutual funds.
- A banking corporation shall not be permitted to sell insurance products that are not life or pension insurance products, or to provide advisory services with regard to such products.

Supplementary measures

According to the Bachar Report, recommendations will be considered, as necessary, in order to further reinforce competition in the capital market, including the expansion of financial activity and the creation of alternative sources of financing, through examination and regulation of the following areas:

Commercial securities; money market funds, including the possibility of drawing checks on shekel funds; sale and re-purchase of securities (repo); distribution of mutual funds by non-stock exchange members; facilitation of transfer of customer accounts between banks; deposit insurance; proprietary investments and banks as market makers; implementation of securitization programs in the Israeli banking system. According to the Report, the Committee's recommendations with regard to the supplementary measures will be submitted to the Minister of Finance by mid-2005.

On November 14, 2004, the Government approved the reform proposed in the Bachar Report. The Prime Minister stated that he is willing to accept full separation of provident and mutual funds from the banking system, although the proposed model is aggressive. However, he expressed his wish to bring about the realization of the reform, with the consent of all those involved.

The response of the Prime Minister's Office to the Bachar Report also referred to the issue of distribution commissions, and stated that a possibility that should be considered is that banks, as distributors, would be able to charge commissions from product owners. Additionally, the response noted that since the model proposed in the Bachar Report does not exist anywhere in the world, there is no one from whom to learn about successes and failures, so that the risk involved is high.

Note 2
Recommendations for Reform of the Capital Market (continued)

On January 3, 2005, the Ministry of Finance released a letter by Mr. I. Cohen, Director-General of the Office of the Prime Minister, and Mr. Y. Bachar, Director-General of the Ministry of Finance, to the Prime Minister and the Minister of Finance, concerning the format for implementation of the reform in the capital market, following the examination of comments by Ministers and the public with regard to the proposed reform. The additional examination that led to the letter was carried out in accordance with the government resolution dated November 14, 2004.

Recommendations in the letter include the following:

- With regard to the question of whether sale of the full holdings of the banks in provident and mutual funds is required, the recommendation is to favorable consider granting incentives aimed at encouraging foreign entities to purchase the provident and mutual funds, similarly to those in effect for other investments in the economy.
- With regard to the concern over the creation of a vacuum in the area of underwriting, in light of the stringent limitations in the Bachar Report, the letter states that while the limitations proposed in the report will in fact restrict large lenders from serving as underwriters of entities in which they are creditors, in the opinion of the letter's authors the limitations are reasonable and proportionate and will contribute to the minimization of exploitation of conflicts of interests in underwriting, without impeding its proper function.
- Further, the letter states that a necessary condition for the sale of the banks' holdings in provident funds is the enactment of a law regulating the operation of provident funds, mainly in the matters of licensing, supervision and enforcement, facilitation of members' transfers from fund to fund, and investment policy.
- The letter recommends a thorough, comprehensive examination of the structure of supervision of the capital market in Israel, to assess the benefit of a comprehensive view of the capital market against the risk of concentrating excessive power in a single entity.The letter states that the legislative changes required to adjust standards should be carried out concurrently with the legislative amendments needed to implement the other recommendations of the reform.
- The letter recommends that priority be given to identifying additional problems in the capital market and proposals to address them by the interministerial Committee, in the areas of:
    - Restriction of competition in the area of deposits and in the area of short-term credit.
    - Restriction of competition by facilitating the entry of new financial entities into the market.
    - Establishing directives to facilitate customers' transitions between the banks.
- The letter further recommends that the Director-General of the Prime Minister's Office and the Ministry of Finance should continue to examine the need for the recommendation to restrict the number of producers with whom marketers are permitted to contact, due to the claim that this constitutes unnecessary damage to the capital market, in both the financial area and the pensions area.
- The letter recommends that the examination process should be carried out concurrently with the legislative process, while advising with the various supervisors in the capital market.
- With regard to the recommendation of the Bachar Report to prohibit the supervisors in consulting and distribution of pension and financial products from receiving any remuneration from the owners of products for the sale of their products, after examining the arguments objecting to the recommendation, the letter proposes a different remuneration model:
    - Entities engaged in advising and distribution of financial products (including mutual funds, advanced study funds, and provident funds for 15 years without an insurance component) will be permitted to charge the products' producers a distribution commission for the sale of their financial products. The distribution commissions will be uniform, transparent, and supervised, so that those engaged in advising will be indifferent to advising or selling similar products (thus, for example, the commissions will not be determined in relation to the management fees or based on the number of transactions executed).
    - However, those engaged in advising on pensions will not receive any remuneration from the owner of the financial instrument for performing advising or distribution activities of their products.
    - The details of the remuneration model, including the types of commissions, the manner of supervision, rates, and directives to ensure transparency in distribution fees will be formulated by the Director-General of the Ministry of Finance, the Chairman of the Israel Securities Authority, and the Supervisor of the Capital Market.

Note 2
Recommendations for Reform of the Capital Market (continued)

- The letter further proposes establishing an examining team headed by the Anti-Trust Commissioner, with the participation of the Chairman of the Israel Securities Authority and the Supervisor of the Capital Market, to guide and examine the implementation process of the remuneration model, and that the remuneration model should apply for an interim period of approximately 5 years, at the end of which the examining team, having examined the extent of competition developing in the market in the area of the distribution of financial/pension produces, will recommend one of the following:
  - Reduction of the degree of supervision on the amount of the distribution commission, up to the transition to a free market.
  - Payment of a uniform distribution commission by the distributor.
  - Prohibition of remuneration of the distributor by the producer.

In conclusion of the recommendations, the letter recommends approving the implementation of the recommendations of the interministerial Committee as presented in the Bachar Report, subject to the directives and changes detailed in the letter, within the framework of a governmental draft law.
On February 22, 2005, the Ministry of Finance published three draft bills, which, by their content, constitute implementation of the recommendations of the Bachar Report:

The draft bill for increased competition and reduced concentration and conflicts of interest in the Israeli capital market, 2005;
The draft bill for the supervision of financial services (engaging in consulting and marketing of financial products), 2005;
The draft bill for supervision of financial services (provident funds), 2005.

The following is a description of the key points of the legislative proposals outlined in the draft bills:

The draft bill for increased competition and reduced concentration and conflicts of interest in the Israeli capital market, 2005

According to the draft bill, its main recommendation is to bring about the establishment of a competitive structure in the Israeli capital market, and to improve its efficiency and modes of operation, by reducing concentration and minimizing conflicts of interest among the entities operating in the capital market, and by expanding supervision and control over these entities and over those who control them and hold ownership of them.

- The draft bill proposes that a banking corporation shall be prohibited from holding means of control in a provident fund management company or in a provident fund (hereafter: a "provident fund") or in a mutual investment management company (hereafter: a "fund manager"), or from being an interested party in entities that are interested parties in a provident fund or in a fund manager.
- The draft bill further proposes that a controlling shareholder of a banking corporation shall be prohibited from being an interested party in a provident fund or a mutual fund, or in any corporation that is an interested party in any of these.
- The aforementioned restrictions shall not apply to a banking corporation without significant retail activity.
- The draft bill proposes that the separation of the provident and mutual funds shall be carried out gradually, and that banking corporations shall sell their full holdings in provident funds within three years from the inception date of the law, and their holdings in mutual funds within four years. Restrictions applicable to controlling shareholders will apply based on the same timetable. The draft bill includes transitional directives for the interim period, both for banking corporations and for their controlling shareholders
- The draft bill proposes that the Banking (Licensing) Law, 1981 be amended so that a banking corporation shall be permitted to engage in pension consulting, as defined in the draft bill, but only when it has sold its holdings, as specified above, and is not an interested party in an insurer. Banks whose shareholders' equity does not exceed NIS 10 billion shall be permitted to engage in pension consulting even before realizing all of their holdings in provident funds and in mutual funds. The draft bill proposes that a license to engage in pension consulting shall be issued by the Supervisor of Banks, once he is convinced that issuing the license does not impair the development of competition and the prevention of concentration in the area of pension insurance or in the area of banking.
- The draft bill proposes that the law permit a banking corporation to control a corporation that is an insurance agency marketing life insurance and property insurance while granting loans secured by a mortgage. The banking corporation shall be required to be the sole controlling shareholder of the agency, but the Supervisor shall have the authority to permit holding the agency jointly with others and to expand the marketing of the aforementioned insurance to customers who are not customers of the banking group.

Note 2
Recommendations for Reform of the Capital Market (continued)

- The draft bill proposes that control of an auxiliary corporation shall require advance approval by the Supervisor of Banks, who in providing such approval shall take into consideration the areas in which the corporation is engaged, and shall consider applying some of the Proper Conduct of Banking Business Directives to the relevant corporation.
- In order to establish all of the above as law, the draft bill proposes amending the Banking (Licensing) Law, 1981.
- The draft bill further proposes amendments to the Banking Order, 1941, including the addition of a section granting the Supervisor of Banks the authority to apply Proper Conduct of Banking Business Directives to banking corporations, and qualifying the confidentiality directive in Section 15A of the Order, so that the Supervisor is permitted to transfer information to the Israel Securities Authority and to the Supervisor of the Capital Market.The draft bill proposes similar amendments to the new version of the Insurance Supervision Law.
- The draft bill also proposes adding additional enforcement tools to the different banking laws, including a civil fine for breach of their directives, graded by the severity of the infringement, with reference to continuing infringement, demand and collection of the fine, methods of appeal, preservation of criminal liability, and more.
- Chapter C of the draft bill concerns consulting on and marketing of investments and investment portfolio management, and proposes amendments, mainly to the various sections of the Regulation of Occupation in Investment Consulting and Investment Portfolio Management Law, 1995 (hereafter: the "Consulting Law").
- As is also indicated in the other draft bills, the draft bill proposes a distinction between investment consulting, characterized by a requirement that the consultant be free of any interest in the object of consultation, and investment marketing, which includes an interest in the financial asset under discussion.
- The draft bill proposes that entities or individuals related to institutional entities, who have an inherent conflict of interest between their position and their association with the group, shall not be granted consultant licenses.This refers to the related entities as well as to those who control them, are controlled by them, are interested parties in them, or are employed by any of these.
- The draft bill proposes that in order to engage in investment consulting, a banking corporation shall be required to comply with all qualifications required of anyone applying for a consultant license.
- The draft bill proposes that a licensed consultant shall not provide consultation on financial assets managed by an institutional entity in which the licensed consultant, those controlling it, or those controlled by one of these, is an interested party.
- The draft bill proposes that holders of consultant licenses and those related to them be prohibited from issuing exchange-traded funds.
- The draft bill proposes establishing a licensing requirement for investment marketing; companies, partnerships, and individuals will be able to obtain the license, according to qualifications proposed in the bill. Individuals will be able to operate through a company, and corporations shall be required to employ licensed individuals.Those with an inherent conflict of interests shall not be permitted to engage in investment marketing. This includes licensed consultants, banking corporations (excluding banks not prohibited from controlling or being an interested party in a provident fund and in a fund manager, under the draft bill), those controlling them, those controlled by them, and their employees.
- The draft bill proposes that an institutional entity engaged solely in the marketing of its own financial assets or those of a corporation related to it shall be permitted to engage in investment marketing without a license, and all those employed by it shall be required to be licensed.
- The draft bill proposes that a licensed portfolio manager may be an investment consultant or an investment marketer; however, if it is an entity related to an institutional investor, it may only be a marketer.
- The draft bill proposes that a portfolio manager that is a corporation related to a bank, excluding banks not prohibited from controlling or being an interested party in a provident fund and in a fund manager, shall not be permitted to engage in marketing, and shall not employ a licensed marketer.
- The draft bill proposes that a banking corporation may be an investment consultant but not an investment marketer, as specified above, but may market its structured products, under the restrictions and obligations that apply to licensed marketers, including the expanded disclosure obligation.
- The draft bill proposes that an agreement to provide banking services by the banking corporation to institutional entities, such as buying and selling of securities and currencies, current account management, and deposits, shall require approval by the Chairman of the Israel Securities Authority, the Supervisor of Banks, and the Antitrust Commissioner with regard to all matters that are not in the ordinary course of business or are different from the terms of other transactions of similar volume. It is proposed that after 2010, the Chairman of the Israel Securities Authority and the Supervisor of Banks shall be authorized to provide such an approval.
- A marketer and a portfolio manager that are entities related to an institutional entity or to a licensed marketer shall inform their customers thereof, specifying the identity of the entities, and describing the relationship and any benefits granted between them, and they shall be permitted to prefer financial assets in which they have an interest.

Note 2
Recommendations for Reform of the Capital Market (continued)

- The draft bill proposes that a licensed consultant or a portfolio manager that is not a corporation related to an institutional entity or a marketer shall be prohibited from receiving any benefits whatsoever from others in connection with providing consultation, or executing or avoiding a transaction, except receiving a fee and reimbursement of expenses from the customer, according to the agreement between the license holder and the customer.
- The draft bill further proposes that a licensed consultant be prohibited from granting benefits to its employees or its various units in connection with providing consultation for the execution of a transaction in a particular financial asset based on the identity of the financial institution which issues the product or manages the financial asset. It is proposed that commissions to a licensed consultant or portfolio manager shall be paid disregarding the identity of the entity in whose products the transaction was executed. However, it is proposed that the license holder shall be permitted to determine different mechanisms for calculating commissions in its agreement with the customer.
- The draft bill proposes that the directives described in the preceding two paragraphs shall apply to a licensed marketer and a portfolio manager related to an institutional investor or a licensed marketer, in their actions towards customers.
- The draft bill includes several transitional directives which apply it gradually and establish the actions permitted during the interim period.
- As a consequence of the proposed changes, the draft bill proposes an amendment to the Mutual Investments Law, 1994, so that those seeking to hold a fund manager shall be subject to restrictions and conditions similar to those established in the Banking (Licensing) Law, 1981, with regard to holdings in a banking corporation, particularly with regard to the rate of holdings that requires permission from the Chairman of the Israel Securities Authority, considerations in granting such permission, and more.
- The draft bill further proposes that permission to control a fund manager shall not be granted if this would bring the fund manager/s under the holder's control to control a market share exceeding 20%. It is also proposed that a fund manager shall not receive management of funds from another manager, if the transfer would cause it to manage a market share exceeding 20% as noted above. It is proposed that the Israel Securities Authority be authorized to direct the sale of the excess market share, if any, to another manager, and to exercise authority similar to that specified in the Banking (Licensing) Law, 1981 in all matters related to means of control held without permission.
- The draft bill further proposes establishing the authority to institute regulations with regard to the collection of a distribution commission by a distributor from the purchasers of units in a mutual fund, and with regard to the payment of a distribution commission by a fund manager to the distributor. It is proposed that the rate of the distribution commission to be collected by a distributor bank for the sale of units in a mutual fund shall be uniform for all fund managers.
- Extensive amendments to the Supervision of Insurance Business Law, 1981, are also proposed, beginning with changing its name to the Supervision of Financial Services (Insurance) Law, as well as the expansion of the authority of the Supervisor of Insurance, including exercising judgment when granting licenses to insurance agents and insurers, and in regulating the acquisition of control and holding of them, similar to the directives of the Banking (Licensing) Law, 1981.

The draft bill for the supervision of financial services (engaging in consulting and marketing of financial products), 2005

The draft bill aims to establish two new licensed occupations, and to distinguish between them: pension consulting, which is comprehensive, objective consulting by a consultant with no interest in the matter; and pension marketing, which is not meant to be objective, and within which it is permitted to present an individual product marketed by the marketer and to prefer it, after the customer has received consulting with regard to the type of product suitable for him.

- The draft bill proposes that licensed individuals, partnerships, and companies shall be permitted to engage in pension consulting, but a license shall not be granted to those with an inherent conflict of interests, institutional entities (provident funds and their managers, fund managers, and insurers), insurance agents, those who control any of these or are interested parties in them, those controlled by any of these or in which any of these is an interested party, and those employed by any of these.
- As an exception to the aforementioned rule, the draft bill proposes that a banking corporation shall be permitted to receive a consultant license, subject to the Banking (Licensing) Law, 1981. This is so as not to prevent institutional entities from investing in banking corporations. However, a licensed consultant shall be prohibited from consulting on pensions with regard to products managed by an institutional entity in which it, those controlling it, or those controlled by it are an interested party.

Note 2
Recommendations for Reform of the Capital Market (continued)

- The draft bill proposes that the occupation of pension consulting shall be unique to one of the following: an institutional entity, a pension insurance agent, and those employed by an institutional entity holding a pension marketing license. It is proposed that anyone with an inherent conflict of interests shall not be permitted to engage in pension marketing, and pension marketing licenses shall be granted only to individuals, not to corporations, and they shall be permitted to engage in marketing within the course of their employment at the institutional entity. The institutional entity shall only be permitted to engage in pension marketing through licensed individuals, as described above.
- A banking corporation shall not receive a pension marketing license, even if does not engage in consulting; the same applies to a controlling shareholder or an interested party of a banking corporation, those controlled by any of these, those in which a licensed pension consultant or a controlling shareholder of same is an interested party, and those employed by any of these; however, this shall not apply to banks not prohibited from controlling or being interested parties in provident funds or fund managers.
- The draft bill further proposes that employees' unions or employers' organizations, those controlled by them, or those under their control, those who are interested parties in them, and those employed by any of these shall not be permitted to engage in pension marketing.
- The draft bill aims to establish special directives with regard to banking corporations and their occupation as pension consultants. It is proposed that a bank may begin to engage in pension consulting only when it has completed the sale of all holdings in provident funds and fund managers which it was required to sell, as described above, and is not an interested party in any insurer. The draft bill proposes discriminating between the two largest banking groups, including the Bank group, and other banking corporations, such that the latter may begin engaging in pension consulting before they complete the sale of all of their holdings. It is proposed that such consulting shall be provided only via employees of a bank branch who hold consultant licenses, on the premises of the branch, and that the granting of a pension consultant license shall be conditional upon the Supervisor of the Capital Market being convinced that it will not impair the development of competition and the prevention of concentration in the field of pension consulting.
- The draft bill proposes that pension consulting shall not be provided on products managed by an institutional entity with which the license holder, those controlling it, or those under the control of any of these has entered into an agreement to provide operational management services.
- The draft bill proposes that entering into an agreement or any transaction to provide other banking services between the bank and the institutional entity shall be subject to approval by the Supervisor of the Capital Market and the Supervisor of Banks, if they are not within the ordinary course of business, or if their terms differ from those of other transactions to provide similar services at a similar volume. During the interim period, until the end of 2010, such a transaction or agreement shall also be subject to approval by the Antitrust Commissioner; during this period, banks shall also be prohibited from controlling or being an interested party in a consultant corporation.

The draft bill proposes that the authority to supervise matters included under the law be vested to the Supervisor of the Capital Market, Insurance, and Savings, and that normative sections from the amended version of the Supervision of Insurance Business Law apply to license holders, including fiduciary duty, duty of proficiency, duty to avoid preferring personal interests, duty of due disclosure, duty of avoiding conflicts of interest, and the duty to adapt the service to the needs of the customer, the goal of the savings, the customer's financial condition, and its other circumstances. However, pension marketing and an associated benefit shall not be considered a prohibited conflict of interests in their own right.

- The draft bill proposes that the implementation of the fiduciary duty when providing consultation shall be performed in stages. License holders of all types will first determine the type of pension product suited to the customer, out of the full range of products; next, the license holder will isolate the type of pension product for the customer out of the selected group, according to the product's characteristics; for a marketer, the product will be isolated out of the products marketed; finally, the preferred institutional entity that manages and owns the product will be selected (for a marketer – selected out of the entities whose products are marketed).
- The draft bill proposes that the consultation may be a single session or ongoing over time, according to an appropriate agreement with the customer, which establishes the consultant's obligations.
- According to a proposed amendment to the Banking (Licensing) Law, 1981, which will establish as law the proposed legislation concerning banks, and a similar amendment proposed to the Supervision of Insurance Business Law, 1981, which will permit banking corporations to engage in pension consulting, it is proposed, additionally, to determine that consultants shall also be permitted to engage in carrying out the transaction with the institutional entity, including transferring the customer's information, forms, settling of accounts, and payments, all as part of the single-session or ongoing consultation.
- The draft bill further proposes an amendment to the Supervision of Insurance Business Law, such that a licensed pension consultant shall be permitted to engage in insurance mediation without an insurance agent's license, subject to the directives and obligations that apply to an insurance agent under the aforementioned law.

Note 2
Recommendations for Reform of the Capital Market (continued)

- The draft bill proposes that a licensed pension consultant shall be required to prepare a written agreement with the customer, stating the matters for which consultation will be provided under the agreement. The consultant shall not receive benefits from others in connection with providing consultation, with the exception of receiving commissions and reimbursement of expenses from the customer, according to the agreement between them. Thus the institutional entity shall collect management fees from the customer separately. It is proposed that these directives shall not be subject to conditionality in the agreement with the customer.
- The draft bill further proposes that licensed consultants be prohibited from granting benefits to their employees or to any of their units in connection with providing consultation and/or carrying out a transaction, as conditional upon the institutional entity that produces the product. It is proposed to concurrently prohibit the institutional entity from giving the licensed consultant a prohibited benefit as described above.
- The draft bill proposes establishing special directives with regard to the fee and reimbursement of expenses to be paid by the customer to the licensed consultant, disregarding the identity of the institutional entity in whose products the consultation is provided and the transaction is executed, and disregarding the type of product, such that the commission and reimbursement of expenses shall not constitute part of the management fee to the institutional entity. However, the draft bill proposes permitting the agreement between the consultant and the customer to state that the commissions shall be calculated or collected in any other way, including as a percentage of the amounts transferred by the customer to the institutional entity, or as a percentage of the amounts accrued to the customer's credit with the institutional entity. It is proposed that continuous commissions may only be collected for the service period, according to the agreement, and that only commissions that have been established in the agreement with the customer, and of which the customer is aware, may be collected.
- The draft bill proposes recognizing the customer's payments in respect of the commission as part of the amount of the pension savings that entitle the customer to tax benefits.
- The draft bill proposes that a consultant be prohibited from advertising that it provides consultation on one product or another of a particular institutional entity.
- The draft bill proposes prohibiting an agreement between a consultant and an employer for the provision of pension consulting to employees.
- The draft bill proposes that infringement of the directives shall incur a graded civil fine; it further proposes sections establishing and preserving criminal liability, and determining the publication of the levying of the fine.
- The transitional directives proposed in the draft bill include the proposal to determine that a pension insurance agent shall be permitted to serve as a marketer immediately upon inception of the law, and to apply the law to institutional entities six months after its date of inception, and to allow their employees to continue to engage in investment marketing, including pension investments, for one year, before they are required to acquire a license.
- Pension insurance agents shall be permitted to convert their license to a pension consultant license without an examination, within two years from the announcement of the law. Such conversion will prevent the consultant from receiving benefits from an institutional entity in respect of a transaction that began in the period preceding the conversion, for any type of product.

The draft bill for supervision of financial services (provident funds), 2005

The draft bill constitutes a formulation of the recommendations of the Bachar Committee, including the recommendation to legislate a Provident Funds Law in order to regulate supervision and enforcement with regard to provident funds.

- The draft bill proposes establishing, in legislation, the legal structure in which provident funds operate and are managed, i.e. trust of the members' moneys deposited with the fund, which is managed according to articles approved by the Supervisor of the Capital Market, by a company which has received a management company license from the Supervisor. The trust must receive a provident fund license for one of the objectives listed in the law, and ensure that members' moneys are managed separately from the moneys of the management company (the trustee). In the course of its duties, the management company shall be required not to discriminate between the rights granted to members, and not to prefer any consideration or matter over the members' best interest.
- The draft bill proposes regulating the requirement to obtain a management company license, the terms for receiving a license, the holding of means of control in a management company, establishment of the organs of the company, including the investment committee, and supervision and enforcement in respect thereto. Within this framework, it is proposed that holding more than 5% of a management company of a provident fund shall require permission from the Supervisor of the Capital Market, and control of such a company shall require a separate permit.

Note 2
Recommendations for Reform of the Capital Market (continued)

- The directives and authorities under the Insurance Supervision Law shall also apply, in the expanded version proposed in the other draft bills as well; however, the proposed bill does not apply to insurance funds or to their managers. The law seeks to establish, in legislation, that members' rights may not be transferred, placed under lien, seized, or mortgaged, except under the rules to be determined by the Minister of Finance.
- The draft bill proposes establishing directives with regard to the status of a salaried employee who is a member of a provident fund, so that the employee may choose the fund in which his savings and the employer's contributions are deposited, and the money may be withdrawn by the member, or after his death, and may be transferred to another fund.
- The draft bill proposes establishing the authority of the Minister of Finance to establish directives with regard to the deposit and withdrawal of money from a provident fund, transferring money, calculating assets and yields, allocation of profits, and directives with regard to the investment of provident funds' moneys, and with regard to management fees and expenses which the management company is permitted to collect from members. It is also proposed to authorize the Minister of Finance to determine fees for management companies and for those seeking to obtain a management company license.
- The draft bill further proposes regulating the manner of transferring the management of a provident fund to another management company and the possibility of merging and splitting provident funds.
- The draft bill proposes establishing civil fines and criminal offenses related to management companies and their officers.
- The draft bill proposes that provident funds shall be required to continue to hold their cash in an account with a banking corporation, an institution that receives deposits from abroad, or other entities approved for this purpose by the Supervisor of the Capital Market.
- The draft bill further proposes determining that a management company shall manage the securities accounts of all funds under its management with a TASE member or with other entities approved for this purpose by the Supervisor of the Capital Market.
- The draft bill proposes establishing that a management company shall not be permitted to place the assets of the provident funds under its management under lien, except for the purpose of carrying out a transaction for the provident fund, under conditions to be established by the Minister of Finance.
- The draft bill proposes establishing rules with regard to the participation of a management company in voting at general assemblies of corporations in which the fund under its management holds securities.
- Aside from indirect amendments proposed to other laws, the draft bill proposes establishing transitional directives, under which a management company that on the eve of the inception of the law held authorization as a management company shall be entitled to a license under the law, and those holding means of control in a management company or in a fund on the eve of inception of the law shall be entitled to a holding permit when the law takes effect.
- The draft law further proposes establishing that a fund operating on the eve of the inception of the law, not as a plan under a management company, shall be required to implement a structural change in order to bring it to the structure proposed by the law within one year of the date of inception. It is proposed that if the fund does not do so within the stipulated period, the Supervisor of the Capital Market shall be authorized to implement various enforcement measures.

In the event that legislation is enacted on the basis of the aforementioned, there will be a material adverse effect on the Bank Group's results of operations. However, the probability that the recommendations included in the report and/or the directives included in the draft bills, as detailed above, will be enacted as legislation, as they are, in full, and the extent of the effect of the legislation on the Group cannot be presently evaluated.

The Bank Group's income from provident fund management fees totaled NIS 98 million in the first quarter of 2004 compared with NIS 101 million in the same period last year, and with NIS 348 million in 2004.

The Bank Group's income from mutual fund management fees totaled NIS 111 million in the first quarter of 2004 compared with NIS 97 million in the same period last year, and with NIS 402 million in 2004.

Note 3
Legal claims and requests to certify claims as class actions that were filed against the Bank and its subsidiaries

(a) The Bank's Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including requests to certify class actions taken against it by its customers, former customers and various third parties, who deem themselves injured or harmed by the Bank's operations during the normal course of business.
The causes of the claims against the Bank's Group are various and wide-ranging.
In the opinion of the Bank's Management, based on legal opinions with regard to the likely outcome of pending claims, including requests to certify class actions, the financial statements include sufficient provisions, in accordance with Generally Accepted Accounting Principles, to cover possible damages resulting from all claims, where such provisions are necessary. The additional exposure in respect of claims submitted against the Bank on various matters, each of which exceeds NIS 2 million and has a "reasonably possible" chance of success, amounted to NIS 136 million.
For details concerning requests to certify claims as class actions in material amounts - see Note 20C(4)(a) to the financial statements as at December 31, 2004.

(b) In addition, claims are pending against the Bank, including requests to certify class actions, as detailed below. In the opinion of the Bank's Management, based on legal opinions, it is not possible to assess the outcome of these legal proceedings at this stage; therefore, no provision was made in respect thereto:
In May 2004, two claims and requests to certify them as class actions were submitted to the District Court of Tel-Aviv against the Bank, with regard to the collection of line item commissions.
In one claim, the claimant claims that despite publications by the Bank, according to which cash withdrawals from ATMs are exempt of commissions, the Bank charges line item commissions for each ATM cash withdrawal. According to the claimant, the Bank was not entitled to charge commissions for cash withdrawals of this kind. The claimant has set the amount of the class action at a total of NIS 375 million.
In the other claim, the claimant claims that the Bank charged him a line item commission, while according to him, the line item commission is invalid, and constitutes a double charge, since it is charged in addition to the commission for the transaction itself, and is also charged for transactions which only benefit the Bank. According to the claimant, this commiss on does not exist in most countries, and may be the result of a prohibited and illegal cartel between the banks in Israel. The amourt of the class action is NIS 1 billion.

Note 4
Exposure to material class actions at Clal Insurance Enterprises Holdings Ltd.

(a) In January 2005, the consolidated companies of Clal Insurance Enterprises Holdings Ltd - Clal Insurance and Arie received claims, delivered to their premises, submitted against each of them separately to the District Court of Tel-Aviv-Jaffa (hereinafter: the "claim"), and requests to certify the claims as class actions (hereinafter: the "request") on behalf of business customers who purchased comprehensive insurance policies for vehicles weighing up to 4 tons from Clal Insurance and Arie in the seven years preceding the filing of the claims.
The claims refer to the claimants' allegation that Clal Insurance and Arie misled their business customers by refraining from disclosing to them while the premium they were required to pay was calculated according to the full value of the vehicle, based on price charts (including the VAT component), in the event of an insurance incident Clal Insurance and Arie deduct the VAT component from the value of the vehicle for the purpose of the payment made to the business customer.
The claimants request that the claims be certified as class actions and that the amounts paid by the members of the represented groups for the alleged surplus premium be refunded.
The personal claim in the claim submitted against Clal Insurance is in the amount of NIS 941. The claimant claims that the damage incurred by the represented group is estimated at approximately NID 205 million. The personal claim submitted against Arie is in the amount of NIS 1,405. The claimant claims that the damage incurred by the represented group in this case is in the amount of approximately NIS 54.8 million. The consolidated companies have not yet submitted their response to the request.
In the financial statements of Clal Holdings as at March 31, 2005, it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, the consolidated companies have good defense arguments against the requests to certify the claims as class actions. However, it is not possible, at this stage, to assess the chances of the claims should they be certified as class actions. Such an assessment will only be possible after the Court's ruling on the requests. Accordingly, no provision has been included in the financial statements.

(b) In July 2004, Clal Insurance received a financial claim submitted against it to the District Court of Tel-Aviv-Jaffa (hereinafter: the "claim"), and a request to certify it as a class action (hereinafter: the "request"), in the name of insured customers who purchased comprehensive vehicle insurance policies from Clal Insurance (hereinafter: the "Policies"), and in the course of the seven years preceding submission of the claim, paid and/or were charged insurance fees in order to return the policy to its original value (hereinafter: the "Insurance Fees").

Note 4
Exposure to material class actions at Clal Insurance Enterprises Holdings Ltd. (continued)

According to the claimant, the claim referenced in the request concerns illegal Insurance Fees, charged without obtaining approval from the Supervisor of Insurance for the fees charged and for their rates. Alternatively, the claimant alleges that any approval granted by the Supervisor was granted in breach of authority, and is therefore null and void, as the Insurance Fees collected from the insured customers are at an unreasonable rate. According to the claimant, Clal Insurance avoided informing the insured customers of the manner of calculation of the Insurance Fees in advance, prior to their engagement in the insurance contract.

The claimant is requesting, inter alia, injunctions and account provision orders, and restitution of the amounts paid by the members of the represented group for return of the policy to its original value.

The claimant's personal claim is in the amount of NIS 718, if the finding is that Clal Insurance was not entitled to charge the Insurance Fees, or alternatively, NIS 230, if the finding is that charging Insurance Fees was permissible, but their rate was unreasonable. According to the claimant, the estimated damage caused to the represented group totals, respectively, approximately NIS 100 million, or alternatively, NIS 32 million.

Clal Insurance has submitted its response to the request. The claimant submitted a response to Clal Insurance's response. A date for the discussion of the request has not yet been set.

In the financial statements of Clal Holdings as at March 31, 2005 it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action. However, it is not possible at this stage, to assess the chances of the claim if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statement.

(c) In April 2003, Clal Insurance received a monetary claim that was filed against it in the Tel-Aviv-Jaffa District Court (hereinafter: "the Claim") and a request to certify the Claim as a class action (hereinafter: "the request") in the name of insurees who purchased from Clal Insurance policies in the general insurance industry, from August 5, 1997 (the date when the Amendment to the Law for the Supervision of Insurance Transactions, 1981, concerning class actions went into effect) (hereinafter: "the Supervision Law"), and in respect of which stamp duty was paid (hereinafter: "the Represented Group").

The substance of the claim on which the request is based, the claimant alleges, is the creation of a false representation whereby the obligation for the payment of stamp duty is that of the insurees (whereas the claimant alleges that the obligation for the payment of stamp duty is that of the insurer), and amounts were illegally charged from the insurees in respect of stamp duty, coercively, misleadingly and without any authority, while making a gain at their expense.

The claimant is requesting for the approval of the Claim as a class action, and for restitution of the amounts that were paid by the members of the Represented Group in respect of stamp duty, with the addition of interest and linkage differentials in accordance with the law.

The amount of the claimant's personal claim is NIS 352. According to the claimant, an estimate of the damage that was caused to the Represented Group amounts to NIS 199 million (including interest, and linkage differentials as at the date the claim was filed).

Clal Insurance submitted its response to the request. No date has been set for the discussion of the request.

In the financial statements of Clal Holdings as at March 31, 2005, it is stated that in the opinion of Clal Holdings management, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action. However, it is not possible, at this stage, to assess the chances of the claim, if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.

(d) In October 2002, Clal Insurance received a claim that was also filed against Migdal Insurance Co. Ltd. (hereinafter: "Migdal") at the Tel-Aviv-Jaffa District Court (hereinafter: "the claim"), and a request to certify the claim as a class action (hereinafter: "the request") in the name of all the mortgage-loan borrowers who insured their life within the framework of a housing loan that they had taken from one of the mortgage banks, with Clal Insurance or with Migdal, as relevant, and who were required to pay premiums that the claimants allege, contain commissions that the respondents pay to the mortgage banks (hereinafter: "the Group").

The subject of matter with which the claim relates is the allegedly illegal charging of high premiums that include within them commissions that the respondents pay to the mortgage banks. These commissions are paid, the claimants allege, illegally, and the respondents must repay them to the members of the Group.

The claimants allege that the respondents' actions and/or omissions as stated caused the claimants and the members of the Group financial damages to the amount that was paid as commissions to the mortgage banks.

Note 4
Exposure to material class actions at Clal Insurance Enterprises Holdings Ltd. (continued)

The claimants are petitioning, inter alia, for declaratory orders, which will prohibit the respondents from continuing to pay commissions to the mortgage banks, which will require the respondents to repay the members of the Group the money that was allegedly over-charged or alternatively, to pay damages, together with linkage differentials and interest, and for orders for the disclosure of documents and the rendering of accounts.
The amount of the claimant's personal claim against Clal Insurance is NIS 2,832 (under a nominal calculation). The amount of the class action is assessed by the claimants at a total of hundreds of millions of NIS, in view of the Group's size.
In December 2002, Clal Insurance submitted a petition to delay the proceedings in the claim due to the existence of dependent and outstanding procedures, which concern issues common to the issues on which the claim is based (a petition as said was also submitted on behalf of Migdal). In April 2003, the court accepted the request to delay the claim and request proceedings.
In the financial statements of Clal Holdings as at March 31, 2005, it is stated that, in the opinion of Clal Holdings management, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action and there is a reasonable chance that the Court will deny the request.
However, it is not possible at this stage to assess the chances of the claim succeeding if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.

(e) In June 2002, Clal Insurance received a claim against it and against the Bank, Tagmulim Ltd. (hereinafter: "Tagmulim") and Eliyahu Insurance Co. Ltd. (hereinafter: "Eliyahu") that was filed at the Tel Aviv-Jaffa District Court (hereinafter: "the claim"), and a request to certify it as a class action (hereinafter: "the request") in the name of officers and members of the regular army, who in the course of their service in the IDF were enjoined as members of the Tagmulim provident fund and/or another provident funds connected with the Bank (hereinafter: "the Group").
The substance of the claim with which the request is concerned in all matters relating to Clal Insurance, the claimant alleges, is the illegal enjoinment of the group's members to Clal insurance and Eliyahu's Group Life Insurance, and the charging of payment for the said insurance from the money of the Group's members without informing them of this.
The claimant is petitioning for an order for the rendering of accounts concerning, inter alia, details of the payments charged by the defendants and concerning the insurance transaction. In addition, Clal Insurance and Eliyahu jointly and separately with the other defendants, are required to repay the insurance fees that were charged from them or to be obligated to repay the profits in respect of the insurance policies, and the difference between the rate of premiums that were charged and the reasonable and accepted rate in group life insurance.
The claimant alleges that the amount of the claim is not known to him because of the lack of data, and that the amount will be determined after the rendering of accounts that has been requested. The estimated amount of the claimant's personal claim is NIS 5,000. The amount of the class action has not been denominated.
In a discussion held in February 2005, documents were submitted for a compromise agreement under which the claim against Clal Insurance will be withdrawn. The Court decided to approve the publication of the request to approve the compromise agreement, which includes a terminating condition (withdrawal of 50 or more members of the represented group). Provided that the terminating condition does not occur, the claim will be withdrawn, as will all arguments presented against Clal Insurance in the course of the request to certify the claim as a class action.
In the financial statements of Clal Holdings, as at March 31, 2005, it is stated that in the opinion of the management of Clal Holdings, based on an assessment by its legal counsels, Clal Insurance has good defense arguments both against the request to certify the Claim as a class action and against the claim.
However, it is not possible at this stage to assess the chances of the claim succeeding, if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.

(f) In October 2000, Clal Insurance, a cellular operator and another insurance company, received a monetary claim, a claim for a declaratory order, and a request to certify the claim as a class action, regarding the illegal charging of value added tax in the years 1999 and 2000 on cellular telephones insurance premium components in respect of loss and theft (risk), and the provision of illegal insurance services.
The amount of the claim against Clal Insurance was not stated separately. The amount specified in the request as assessed by the claimants, is NIS 402 million, of which the amount alleged charged in respect of insurance for loss and risk for 1999 and 2000 is NIS 57 million.

Note 4
Exposure to material class actions at Clal Insurance Enterprises Holdings Ltd. (continued)

In June 2001, the defendants filed a petition to delay the proceedings in the claim, pending a decision on the petition for permission to appeal, which is under discussion by the supreme court, to which the cellular operator is a party, and within which identical questions to those raised in the aforementioned claim are under discussion. The claimants filed an objection to the request to delay the proceedings. In July 2001, the defendants submitted their response to the claimants' objection. In October 2001, the Court approved the request to delay the discussion of the request to certify the aforementioned claim as a class action, pending the decision of the Supreme Court on the aforementioned petition for permission to appeal, and on the subsequent appeal, if one is filed. The case has been schedule for reminder.
In the financial statements of Clal Holdings as at March 31, 2005, it is stated that, in the opinion of the management of Clal Holdings, based on an assessment by its legal counsels, Clal Insurance has good defense arguments against the request to certify the claim as a class action. However, at this stage, it is not possible to assess the chances of the claim succeeding, if it is certified as a class action. Such an assessment will only be possible after the Court's ruling on the request. Accordingly, no provision has been included in the financial statements.

Note 5

On March 10, 2005, the Board of Directors of the Bank resolved to sell its full holdings in Signature Bank by announcing a public sale offering in the United States.
On March 31, 2005, the majority of the shares were sold. The Bank recorded a net profit in the amount of NIS 538 million in respect of the sale, included under the item "Net profit from extraordinary transactions, after taxes". The balance of the shares is included in the financial statements as at March 31, 2005, as available-for-sale securities.
Under an option granted to the underwriters to acquire the balance of the shares in Signature Bank, additional shares were realized at the end of april 2005 at a total profit of NIS 17 million, to be included in the financial statements for the second quarter of 2005.
Following the sales, the Bank holds 5.7% of the share capital of Signature Bank.
Subsequent to the sale, the Bank ceased consolidating the financial statements of Signature Bank, as of the end of the first quarter of 2005.
Following are the principal data of the financial statements of Signature Bank, as included in the consolidated financial statements of the Bank Group (in NIS millions):

Balance Sheet:	As at December 31 2004
	In millions of NIS
Total assets	13,588
Securities	10,993
Credit to the public	2,927
Deposits from the public	11,615

Statement of Profit and Loss	Three months ended March 31	
	2005	2004
	In millions of NIS	
Profit from financing activities before provision for doubtful debts	**112**	80
Other income	**16**	15
Operating expenses	**71**	53
Minority interests	**14**	-
Net profit	**21**	34

Note 6

On March 29, 2005, an agreement was signed for the acquisition of the full ownership of the Bank of New York - Inter Maritime Bank, Geneva (hereafter: "Maritime"), a Swiss bank operating in Geneva, through Bank Hapoalim (Switzerland), in consideration for 95 million Swiss Francs, subject to various adjustments to be carried out between the parties, including adjustments based on the shareholders' equity of Maritime at the date of completion of the transaction and on the volume of its customers' assets at various dates, as stipulated in the agreement. Completion of the transaction is subject to the fulfillment of various advance conditions, including obtaining permission from the Governor of the Bank of Israel.

Note 7

On March 6, 2005, the Israeli Police began an open investigation in connection with suspected violations of Israel's Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various offices of the Bank and from the offices of Hapoalim Trust Services Ltd. (hereafter: the "Trust Company"). In addition, certain customer's accounts of which a small number served as collateral for credit were frozen.

The police summoned employees, including officers, of the Bank and of the Trust Company for investigation.

In the Bank's estimation, based on the information in its possession, at this initial stage, the exposure to the matters known to be under investigation is not material to the Bank's business. However, at this early stage, the Bank cannot assess the outcome and consequences of the investigation.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended March 31	
	2005	2004
	Unaudited	
A. In respect of assets*:		
From credit to the public	**2,245**	4,400
From credit to governments	**22**	53
From deposits with banks	**151**	608
From deposits with the Bank of Israel and from cash	**34**	95
From debentures	**341**	836
From other assets	**15**	17
	2,808	6,009
B. In respect of liabilities*:		
On deposits from the public	**(1,178)**	(3,554)
On deposits from the Government	**(16)**	(108)
On deposits from the Bank of Israel	**(2)**	(2)
On deposits from banks	**(86)**	(281)
On debentures and subordinated notes	**(272)**	(447)
On other liabilities	**4**	(9)
	(1,550)	(4,401)
C. In respect of derivative instruments and hedging activities:		
Net income (expenses) in respect of ALM derivative instruments**	**250**	(126)
Net income in respect of other derivative instruments	**1**	25
	251	(101)

* Including effective component in hedging relations.
** Derivative instruments constituting part of the bank's network that are not designated for hedging relations.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Three months ended March 31	
	2005	2004
	Unaudited	
D. Other*		
Commissions from financing transactions	**52**	64
Profits from sale of debentures available for sale, net	**53**	26
Realized and unrealized profits (losses) from adjustments		
to fair value of debentures held for trading, net	**7**	(3)
Other financing income	**175**	133
Other financing expenses	**(1)**	-
	286	220
Total profit from financing activities before provision for doubtful debts	**1,795**	1,727
of which: exchange rate differences, net	**(173)**	

E. Details of net effect of derivative instruments hedging		
on profit from financing activities		
Financing income (expenses) in respect of assets	**2**	(3)
Financing income (expenses) in respect of liabilities	**(19)**	226

* Including effective component in hedging relations.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended March 31					
	2005			2004		
	Specific provision*	Supplementary provision**	Total	Specific provision*	Supplementary provision**	Total
	Unaudited					
Provision balance as at the beginning of the period	**10,299**	**1,219**	**11,518**	9,139	1,217	10,356
Subsidiary consolidated in the past	**(36)**	**-**	**(36)**	-	-	-
Provisions during the period	**733**	**1**	**734**	479	56	535
Reduction of provisions	**(214)**	**(48)**	**(262)**	(117)	(3)	(120)
Recoveries of debts written-off in previous years	**(11)**	**-**	**(11)**	(3)	-	(3)
Provision charged to statement of profit and loss	**508**	**(47)**	**461**	359	53	412
Write-offs	**(274)**	**-**	**(274)**	(131)	-	(131)
Provision balance as at the end of the period	**10,497**	**1,172**	**11,669**	9,367	1,270	10,637
Including: provision balance which was not deducted from the item "Credit to the public"	**628**	**-**	**628**	479	29	508

* Not including provision for interest on doubtful debts accrued after the debts were declared doubtful. In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debt in arrears.

** Including a general provision for doubtful debts.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated

Reported amounts
(in millions of NIS)

	March 31, 2005						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
	Unaudited						
Assets							
Cash on hand and deposits with banks	**5,390**	**1,246**	**24,806**	**4,614**	**1,139**	**-**	**37,195**
Securities	**11,789**	**1,812**	**6,416**	**3,182**	**1,930**	**655**	**25,784**
Credit to the public[2]	**65,716**	**52,986**	**42,501**	**5,439**	**9,736**	**-**	**176,378**
Credit to governments	**-**	**924**	**616**	**13**	**-**	**-**	**1,553**
Investments in equity basis investees	**-**	**-**	**-**	**-**	**-**	**788**	**788**
Buildings and equipment	**-**	**-**	**-**	**-**	**-**	**3,606**	**3,606**
Other assets	**1,705**	**183**	**2,136**	**348**	**585**	**385**	**5,342**
Total assets	**84,600**	**57,151**	**76,475**	**13,596**	**13,390**	**5,434**	**250,646**
Liabilities							
Deposits from the public	**83,751**	**30,962**	**61,677**	**11,644**	**6,338**	**-**	**194,372**
Deposits from banks	**732**	**1,520**	**2,842**	**296**	**803**	**-**	**6,193**
Deposits from the Government	**65**	**2,968**	**894**	**14**	**-**	**-**	**3,941**
Debentures and subordinated notes	**1,117**	**11,208**	**6,645**	**641**	**413**	**562**	**20,586**
Other liabilities	**4,049**	**501**	**2,996**	**508**	**669**	**406**	**9,129**
Total liabilities	**89,714**	**47,159**	**75,054**	**13,103**	**8,223**	**968**	**234,221**
Excess of assets (liabilities)	**(5,114)**	**9,992**	**1,421**	**493**	**5,167**	**4,466**	**16,425**
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	**-**	**-**	**1,289**	**(317)**	**(972)**	**-**	
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	**5,883**	**(1,029)**	**(632)**	**248**	**(4,974)**	**504**	
Options in the money, net							
(in underlying asset terms)	**659**	**(258)**	**(379)**	**21**	**(43)**	**-**	
Options out of the money, net							
(in underlying asset terms)	**79**	**(35)**	**164**	**(240)**	**32**	**-**	
Total	**1,507**	**8,670**	**1,863**	**205**	**(790)**	**4,970**	
Options in the money, net							
(present value of stated amount)	**685**	**(395)**	**330**	**77**	**(697)**	**-**	
Options out of the money, net							
(present value of stated amount)	**414**	**41**	**(1,331)**	**(198)**	**1,074**	**-**	

* Including derivative instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts – partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

	March 31, 2004						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
			Unaudited				
Assets							
Cash on hand and deposits with banks	4,694	1,316	17,941	3,691	545	-	28,187
Securities	11,338	2,423	12,595	2,398	2,445	379	31,578
Credit to the public[2]	57,470	56,361	53,588	5,633	11,000	-	184,052
Credit to governments	-	1,882	722	64	-	-	2,668
Investments in equity basis investees	-	-	-	-	-	785	785
Buildings and equipment	-	-	-	-	-	3,531	3,531
Other assets	1,581	598	3,064	506	1,133	225	7,107
Total assets	75,083	62,580	87,910	12,292	15,123	4,920	257,908
Liabilities							
Deposits from the public	77,676	38,025	70,326	10,720	5,781	-	202,528
Deposits from banks	675	1,886	4,040	624	624	-	7,849
Deposits from the Government	60	3,352	938	36	-	-	4,386
Debentures and subordinated notes	1,149	9,140	6,854	718	399	-	18,260
Other liabilities	3,992	395	3,117	571	1,199	238	9,512
Total liabilities	83,552	52,798	85,275	12,669	8,003	238	242,535
Excess of assets (liabilities)	(8,469)	9,782	2,635	(377)	7,120	4,682	15,373
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	-	-	1,053	(256)	(797)		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	7,749	(597)	(1,990)	883	(6,045)		
Options in the money, net							
(in underlying asset terms)	564	(184)	484	(559)	(305)		
Options out of the money, net							
(in underlying asset terms)	68	69	341	35	(513)		
Total	(88)	9,070	2,523	(274)	(540)		
Options in the money, net							
(present value of stated amount)	677	(317)	1,021	(824)	(557)		
Options out of the money, net							
(present value of stated amount)	905	186	1,149	(36)	(2,204)		

* Including derivative instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts – partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

Reported amounts
(in millions of NIS)

	December 31, 2004						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
	Audited						
Assets							
Cash on hand and deposits with banks	6,455	1,446	18,814	3,456	870	-	31,041
Securities	10,545	2,172	16,689	3,130	2,252	1,141	35,929
Credit to the public[2]	64,789	52,854	47,737	6,526	10,636	-	182,542
Credit to governments	-	1,087	660	14	-	-	1,761
Investments in equity basis investees	-	-	-	-	-	789	789
Buildings and equipment	-	-	-	-	-	3,642	3,642
Other assets	2,029	15	2,230	1,012	727	325	6,338
Total assets	83,818	57,574	86,130	14,138	14,485	5,897	262,042
Liabilities							
Deposits from the public	83,198	32,019	72,906	12,294	6,249	-	206,666
Deposits from banks	752	1,658	3,791	321	779	-	7,301
Deposits from the Government	70	3,077	884	14	-	-	4,045
Debentures and subordinated notes	1,159	8,664	6,488	640	427	873	18,251
Other liabilities	3,899	633	2,669	892	1,044	373	9,510
Total liabilities	89,078	46,051	86,738	14,161	8,499	1,246	245,773
Excess of assets (liabilities)	(5,260)	11,523	(608)	(23)	5,986	4,651	16,269
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	-	-	1,317	(330)	(987)		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	4,898	(1,209)	1,163	429	(5,281)		
Options in the money, net							
(in underlying asset terms)	81	(228)	548	(230)	(171)		
Options out of the money, net							
(in underlying asset terms)	(159)	11	384	(26)	(210)		
Total	(440)	10,097	2,804	(180)	(663)		
Options in the money, net							
(present value of stated amount)	52	(269)	1,177	(638)	(322)		
Options out of the money, net							
(present value of stated amount)	865	17	(1,039)	623	(466)		

* Including derivative instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts – partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 4
Operating Segments Information - Consolidated

Reported amounts (in millions of NIS)

	Three months ended March 31, 2005									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Unaudited									
Profit (loss) from financing activities before provision for doubtful debt - from externals	**245**	**(301)**	**207**	**340**	**163**	**969**	**254**	**(82)**	**-**	**1,795**
Operating and other income - from externals	**377**	**253**	**115**	**42**	**28**	**44**	**121**	**-**	**78**	**1,058**
Inter-segmental income (expenses)	**100**	**507**	**(6)**	**(282)**	**(57)**	**(527)**	**-**	**232**	**33**	**-**
Total income	**722**	**459**	**316**	**100**	**134**	**486**	**375**	**150**	**111**	**2,853**
Provision for doubtful debts	**28**	**2**	**37**	**14**	**45**	**338**	**(3)**	**-**	**-**	**461**
Net profit	**60**	**88**	**17**	**25**	**21**	**27**	**76**	**67**	**545**	**926**

	Three months ended March 31, 2004*									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Unaudited									
Profit (loss) from financing activities before provision for doubtful debt - from externals	74	(1,048)	133	391	220	2,156	238	(437)	-	1,727
Operating and other income - from externals	355	197	107	45	30	59	105	-	124	1,022
Inter-segmental income (expenses)	275	1,259	46	(338)	(115)	(1,759)	-	604	28	-
Total income	704	408	286	98	135	456	343	167	152	2,749
Provision for doubtful debts	26	-	55	13	63	251	4	-	-	412
Net profit (loss)	56	72	(1)	23	6	63	78	75	141	513

* Reclassified

Appendix 4
Operating Segments Information - Consolidated (continued)

Reported amounts
(in millions of NIS)

	Year ended December 31, 2004*									
	Household Segment	Private Banking Segment	Small Business Segment	Housing Finance Segment	Commercial Segment	Corporate Segment	International Activity Segment	Financial management Segment	Others and Adjustments	Total
	Audited									
Profit (loss) from financing activities before provision for doubtful debt -										
from externals	704	(1,888)	881	1,581	785	4,687	949	(628)	-	7,071
Operating and other income -										
from externals	1,441	908	453	175	115	179	414	-	530	4,215
Inter-segmental										
income (expenses)	756	2,750	(121)	(1,329)	(336)	(2,816)	-	987	109	-
Total income	2,901	1,770	1,213	427	564	2,050	1,363	359	639	11,286
Provision for doubtful debts	158	3	293	59	190	1,018	47	-	-	1,768
Net profit	239	357	29	118	67	363	291	130	513	2,107

* Reclassified









2

pigment

BANK HAPOALIM B.M.
HEAD OFFICE
50 ROTHSCHILD BLVD.
TEL AVIV 66883, ISRAEL
TEL. 972 3 5673333
FAX.972 3 5607028
WWW.BANKHAPOALIM.COM


bank hapoalim

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 03/01/2005
Reference: 2005-01-001131

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ○ On ______________
- ● From 01/12/2004 until 31/12/2004

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Conversion of option warrants into shares of the Corporation.

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
16/12/2004	*Realization of options*	*Options*	*6620173*	*341,668*	*No*
15/12/2004	*Realization of options*	*Options*	*6620165*	*375,001*	*No*
12/12/2004	*Realization of options*	*Options*	*6620090*	*233,333*	*No*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,253,577,507	1,254,527,509

Explanation: All categories of shares should be specified – including shares which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Quantity in the last report	Present quantity

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 20/01/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 12 January, 2005

To : The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

We hereby respectively give notice that on January 12, 2005, in the afternoon hours, Bank Hapoalim B.M. published an Offering Circular of Securities to Employees.

Attached hereto is the report.

(-)
S. Braun
Member of the Board of Management
Head of Human Resources
& Logistics

(-)
A. Pinto
Manager of Human Resources

Cover page **Bank Hapoalim B.M.** **T170**

Public

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 12 January 2005
Reference: 004929-01-2005

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Offering Circular of Securities to Employees

Regulation 2, 8 of the Securities (Details of a Circular of an Offer of Securities to Employees) Regulations, 5760-2000

1. An offering circular of securities to employees is hereby filed.

2. The date of commencement of the period during which the securities to the employees will be granted is 07/02/2005.

3. Date of the resolution of the board of directors concerning the offer of securities to the employees - 21/12/2004.

   Reference number of previous circular (if filed) 141540-01-2004, deposited with the Authority on 22/12/2004.
   Explanation: paragraphs 4-5 should be completed if a prior circular was filed.

4. If changes or updates have occurred in the circular in relation to the previous one: the matter in which the change occurred (such as: the number or class of securities being offered, the terms, number or class of offerees, any other change)

   Clarifying and proof reading amendments as well as the update of data as of the date of filing the circular.

5. Paragraphs of the circular in which these changes occurred compared with the previous circular - *Coverpage; Introduction; 1.1; 1.3; 2.1; 2.5.5.1; 2.5.5.3; 2.10; Chapter 4; Chapter 5.*

6. The securities offered:

1
Class of security: *option warrant* ____________
Listed for trading on the exchange: *No* Security code on the exchange (if listed): ________
No. of securities offered: *4000000*
The rate that the offered quantity constitutes out of the company's issued and paid-up share capital (without dilution):
Capital: *0.32%* Voting: *0.32%*
The rate that the offered quantity constitutes out of the company's issued and paid-up share capital (fully diluted):
Capital: *0.32%* Voting: *0.32%*

7. Number of offerees to the extent fixed:

	No. of existing offerees	Number of future offerees	Total number of offerees
In the Company	______	______	______ —
In subsidiaries	______	______	______ —

Total number of offerees to the extent determined ____________

Class of Offerees

Employee not being the CEO or director or controlling party

8. Class of consideration *without consideration*

9. Date and manner in which the circular will be delivered to each offeree and the statements to which the circular refers will be made available for inspection:
Advertised in the place of work

10. Details of the Company's representative for purposes of dealing with this circular:
Name: *Shlomo Braun*
Office address: 63 Yehuda Halevi, Tel Aviv
Telephone number: 03-5676880. Fax no: 03-5673695

11. Attached hereto is the circular 120105_isa.pdf

Regarding paragraph 6:

The amount of securities being offered is 4,000,000 plus an additional amount of options, not to exceed 20,000, equal to the amount of options that expired or were not allotted for any reason from the first portion of up to 4,000,000 options allotted by the Company to its employees on August 8, 2004.

Reference numbers of previous documents on the subject (The reference does not constitute incorporation by way of reference):

Former name of reporting entity:

Date on which the format of the form was updated: 02/01/2005.

Name of party reporting electronically: Yoram Weissbrem, Position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.

Bank Hapoalim B.M. (the "Company")

<u>Circular to employees</u>

Regarding an offer of options to the Company's tenured employees pursuant to section 15b of the Securities Law, 5728-1968 and the Securities (Details of a Circular of an Offer of Securities to Employees) Regulations, 5760-2000

There are hereby offered

4,000,000 options (not-listed for trading) exercisable for up to 4,000,000 ordinary registered shares of NIS 1.00 nominal value of the Company, subject to the adjustments set out in the Plan plus an additional amount of options **(not-listed for trading)**, not to exceed 20,000, which shall be equal to the amount of options that expired or were not allotted for any reason from the first portion of up to 4,000,000 options allotted by the Company to its employees on August 8, 2004, pursuant to the Company's employee option plan and the Circular published on 4 July, 2004 (**the "First Portion"**), commencing from the date of granting the First Portion until the date of granting the options according to the present Circular (jointly, **the "Options"**). The Options are offered without consideration, to all the Company's tenured Israeli employees, as determined by the Company, being approximately 7,700 in number ("**Tenured Employees**") as set out in the Circular provided they are not and will not be interested parties in the Company as that term is defined in the Securities Law, 5728-1968 ("**Interested Party**"). The number of Options that will be granted to each Employee will be determined by the board of directors according to criteria that take account of the Tenured Employee's salary, including his seniority and position.

12 January, 2005

Chapter 1 - General

1.1 <u>The Options Offered</u>

4,000,000 options, not listed for trading, are being offered without consideration and exercisable for up to 4,000,000 ordinary registered shares of NIS 1.00 nominal value of the Company, subject to the adjustments set out in the Plan plus an additional amount of options not listed for trading, not to exceed 20,000 in number, which shall be equal to the number of options that have expired or were not allotted, for any reason whatsoever, out of the First Portion, commencing from the date of the grant of the First Portion until the date of the granting of the Options under this Circular. The Options under this Circular may be allotted no later than the date for the publishing of the Periodic Report of the Company for the year 2004 or the date set out by law for the stated report, whichever comes first..

The Options being offered, constitute approximately 0.32% of the Company's issued and paid-up share capital on the date of the grant, and approximately 0.32% of the Company's issued and paid-up share capital, assuming full dilution (full dilution meaning on the assumption that all the Options that will have been granted to the Company's employees, its officers, directors of the Group, consultants and other service-providers of the Company, including the Options being offered under this Circular, will be exercisable into shares, without taking into account the deferred capital notes that have been issued by the Company).

The Options are offered within the framework of an Options Issue Plan to the Company's employees (**the "Plan"**) according to the capital gain track under section 102(b)(2) of the Income Tax (New Version) Ordinance, 5721-1961 (**the "Ordinance"**) and the rules enacted thereunder, as modified from time to time (**the "Rules"**). Allocation of the Options will be implemented pursuant to the approval granted to the Company by the Income Tax Commission on 29 June, 2004.

According to the Plan, 24,000,000 Options will be allotted to Tenured Employees to purchase up to 24,000,000 ordinary registered shares of NIS 1.00 nominal value each of the Company, in a manner whereby in each of the six years of the life of the Plan, commencing 2004 to and including 2009, 4,000,000 options will be allotted that are exercisable into up to 4,000,000 ordinary registered shares of the Company, subject to the adjustments set out in the Plan. In each year of the Plan's existence, a circular or other report will be published, as required by law, regarding the offer of the options allotable in such year, according to such Plan. The Options will be allotted in each year at the sole discretion of the board of directors, to all the employees who were tenured on December 31 of the year preceding the date of the allotment of the options and who are tenured employees on the date of the actual allotment, and whose salary is payable on a monthly basis by the Company (or by a company at which an Employee is posted that is controlled by the Company) except for a tenured employee who, on the allotment date, is on unpaid leave for more than 12 months (for this purpose, a tenured employee who is on unpaid leave for the period of a year or less will be deemed to be a tenured employee of the Company). The number of shares, which will be granted to each employee, will be determined by the board of directors according to criteria that take into account the salary of the Tenured Employee, including his seniority and position.

Notwithstanding the foregoing, in each grant of Options to the entire group of Tenured Employees, the Company may retain a certain quantity of options in order to ensure that the grant to each employee has been made in accordance with such criteria fixed by the board of directors (**the "Corrective Amount**") provided the Corrective Amount will be distributed to the Tenured Employees on a later date pursuant to those criteria, so that the number of overall options that will be granted throughout all the years of the existence of the Plan, will be such number as are exercisable into an aggregate number of 24,000,000 shares of the Company.

The Options are offered without consideration, in the second year of the life of the Plan, 2005, at the sole discretion of the board of directors, to all the Company's Israeli Tenured Employees employed by the Company (even if they posted to another corporation that is controlled by the Company in Israel or abroad[1]) who were Tenured Employees on December 31, 2004 and were tenured employees on the date of the actual allotment, and whose salary is payable on a monthly basis by the Company (or by a corporation at which they are posted that is controlled by the Company) except for a tenured employee who, on the allotment date, is on unpaid leave for more than 12 months (for this purpose, a tenured employee who is on unpaid leave for the period of a year or less will be deemed to be a tenured employee of the Company), provided they are not and will not be Interested Parties of the Company, as set out in Chapter Two below. The number of Options that will be granted to each Employee will be determined by the board of directors according to criteria that take into account the salary of the Tenured Employee, including his seniority and position.

Each Option will be exercisable into one ordinary registered share of NIS 1.00 nominal value of the Company, in exchange for payment of an exercise price equal to NIS 1.00. The exercise price will not be linked to the CPI or to any other index.

The vesting period of the allotted Options to each Eligible Employee (as defined in paragraph 1.2 hereof) will be such as to enable the Options to be exercised during the 12 month period starting 48 months after the 1st day of January in the year in which the Options were allotted (**the "Exercise Period**"). The vesting period will, unless otherwise directed by the board of directors, only include those periods during which the Employee was employed by the Company or is on unpaid leave for a period of one year or less. Notwithstanding the foregoing, the Company's management (or a person empowered by it) is authorized to determine, in individual cases, at its sole discretion, that the vesting period will also include those periods during which the Employee is on unpaid leave for a period exceeding one year. The board of directors may, at any time, at its sole discretion, prescribe regulations regarding the acceleration of the vesting period for all or any of the Options or for the removal of the restrictions pertaining to the exercise of the Options, all subject to the law.

In the event of the expiry and/or abrogation of a right to exercise an option into a share according to the Plan for any reason, the share in question will revert to the pool of

[1] The tenured employees currently employed by companies abroad that are controlled by the Company are relatively few in number compared with all the Israeli, tenured employees of the Company. In general, these employees are stationed abroad for a limited period of five years on average and are part of the Company's Israeli tenured employee workforce. The stationing of these employees abroad falls within the scope of the performance of their various duties within the Company. The power to appoint, dismiss or reassign these employees elsewhere is vested in the Company, between whom and such employees a working relationship exists throughout the entire period they are posted abroad.

24,000,000 shares retained in the Company's registered capital for purposes of the Plan (**the "Retained Shares**"), and the Company will, subject to the remaining terms of the Plan, allot a new Option exercisable for the same share on the next following allotment date, as prescribed in the Plan. The exercise mentioned above will only be made on a Business Day (as defined in paragraph 2.3 hereof).

These Options are offered pursuant to the resolutions of the Company's board of directors of 30 May, 2004, to adopt an option plan for the Company's Tenured Employees and its decision of 21 December, 2004 regarding the grant of the Options in accordance with the Plan and this Circular.

For further details regarding the Options offered and the exercise shares - see Chapters 2 and 3 below.

For details concerning the exercise of voting rights and rights to dividends attached to the Exercise Shares (as defined in paragraph 1.3 hereof), so long as the Exercise Shares are deposited with the Trustee, as explained below – see paragraphs 2.8.4, 2.8.5 and 2.8.6. For details concerning the provisions of the Company's articles of incorporation in connection with the rights attaching to the Company's shares (and to the Exercise Shares) – see Chapter 3 below.

1.2 **Eligible employees and defining their entitlement**

This Offer is addressed, as solely determined by the board of directors, to all the employees who were tenured employees of the Company on December 31, 2004 and were tenured employees on the date of the actual allotment, and whose salary is payable on a monthly basis by the Company (or by a corporation at which they are posted that is controlled by the Company) except for a tenured employee who, on the allotment date, is on unpaid leave for more than 12 months (for this purpose, a tenured employee who is on unpaid leave for the period of a year or less will be deemed to be a tenured employee of the Company), provided they are not and will not be Interested Parties of the Company, (**the "Eligible Employees**"), in a manner whereby each Eligible Employee will be entitled to receive without consideration, the number of Options specified in the allotment document that will be submitted to each Eligible Employee. The number of Offered Options to each Eligible Employee has been determined on the basis of criteria that take into the Eligible Employee's salary, including his seniority and position. The Eligible Employees hold positions at various grades within the Company.

1.3 **Permits obtained in connection with the Circular and the Listing for Trading of the Exercise Shares**

The Company has obtained all necessary approvals for offering the Options to the Eligible Employees according to this Circular.

On 21 December, 2004, the Company's board of directors passed a resolution to file the Circular.

The Tel Aviv Stock Exchange Ltd., ("**TASE**") granted its approval to list for trading the shares that will be received as a result of exercising the Options Offered under this Circular (**the "Exercise Shares**"). The Company's shares are listed for trading on the Tel Aviv Stock Exchange Ltd.

The Options offered under this Circular will not be listed for trading on any stock exchange.

The approval of the TASE shall not be deemed as constituting confirmation of the details set out in the Circular or their reliability or completeness, nor as the expression of any opinion with respect to the Company or the quality of the Options offered under the Circular and the Exercise Shares or the price at which they are being offered.

Chapter 2 - Details of the Offer

2.1 General

4,000,000 Options, not listed for trading, are being offered to the Company's Eligible Employees, without consideration, as set out in paragraph 1.2 above, subject to the adjustments set out in the Plan, plus an additional amount of options not listed for trading, not to exceed 20,000, which shall be equal to the number of options that have expired or not been allotted, for any reason whatsoever, out of the First Portion, commencing from the date of the grant of the First Portion until the date of the grant of the Options under this Circular.

Each Option may be realized for one ordinary registered share of NIS 1.00 nominal value of the Company, against payment of the exercise price on the dates and under the conditions detailed in this Chapter.

Without derogating from the generality of the foregoing, the board of directors will be authorized, at any time, and without requiring the consent of the Eligible Employee, to determine that Options that have been granted to the Eligible Employee according to the Plan will be cancelled or returned to the Company, and replaced by other compensation by way of the allotment of shares of the Company, payment in cash or by such other method as will be decided by the board ("**Other Compensation**"), provided that the inherent benefit value of the Other Compensation will not be less than the inherent benefit value of the Options cancelled or which have been returned to the Company, as valued on the date of the cancellation or return, as the case may be. In such a case, the inherent benefit value of the Options and the Other Compensation will be determined by the Company and approved by an independent outside advisor to be selected by the Company prior to substituting the Options with Other Compensation.

2.2 Allotment of the Options

Fourteen days after the delivery of the Offering Circular, the Company will allot the Options to the Eligible Employees and will deliver an allotment document, duly signed by the Company, to each Eligible Employee. The Options will be deposited with a trustee (**the "Trustee"**) pursuant to the provisions of Section 102 of the Ordinance and the Rules.

The Company will publish, on the date of, or shortly after the publication of this Circular, notice in the work places where the Eligible Employees are employed regarding the publication of this Circular or employ such other method as may be permitted by law.

2.3 **Exercise of the Options**

The Options offered under this Circular may be realized into ordinary registered shares of NIS 1.00 nominal value (for details regarding the Exercise Shares - see Chapter Three hereof), in a manner whereby each existing Option may be exchanged for a single registered ordinary share of NIS 1.00 nominal value, subject to the adjustments set out below, in exchange for an exercise price equal to NIS 1.00. The exercise price will not be linked to the CPI or any index.

The vesting period of the Options conferred upon each Eligible Employee (as defined in paragraph 1.2 hereof) will be such that the Options may be realized during the 12-month period commencing 48 months after the first day of January in the year in which the Options were allotted, unless otherwise directed by the board of directors. The vesting period only includes those periods during which the Eligible Employee was employed by the Company or was on unpaid leave for a period of one year or less. Notwithstanding the foregoing, the Company's management (or a person empowered by it for that purpose) is authorized to determine, in individual cases, at its sole discretion, that the vesting period will also include those periods during which the Eligible Employee is on unpaid leave for a period exceeding one year. The board of directors may, at any time, at its sole discretion, establish guidelines for the acceleration of the vesting period for all or any of the Options that have been granted according to the Plan, or regarding restrictions pertaining to the exercise of the Options, all subject to law.

Pursuant to the Plan, in the event of the expiry and/or abrogation of a right to exercise any option for a share offered under this Circular, for any reason, such share will revert to the pool of Retained Shares (as defined in the Plan) and the Company will, subject to law and the remaining terms of the Plan, allot a new Option exercisable for the same share on an allotment date thereafter, as prescribed in the Plan. An Eligible Employee will be entitled to exercise all or any of the Options allotted to him, on any Business Day, at his discretion, commencing from the date on which the Options will be exercisable, as stated above, but in no event after 31 December, 2009, provided that the Exercise Notice (as hereinafter defined) has been submitted to the Company 10 Business Days prior to such date.

In this paragraph "**Business Day**" means a day on which the TASE is open for trading.

2.4 **Exercise process, release of the Options or shares from the Trustee and sale of the Exercise Shares**

An Eligible Employee wishing to exercise his right to exercise, in whole or in part, the Options allotted to him, will send the Company and the Trustee written notice in the form to be prescribed by the Company from time to time ("**Exercise Notice**") and which will include, inter alia, the number of Options the Eligible Employee wishes to exercise, provided that such number will not be less than 50% of the Options that have been allotted to such Employee (notwithstanding the foregoing, the number of Options actually exercised may be smaller than this figure due to the sale procedure of the Exercise Shares subject to the Options), accompanied by a power of attorney in favor of the Trustee or the Company, as explained below, and pay an amount equal to the Exercise Price multiplied by the number of the Exercise Shares, in the manner to be fixed by the Company. Shortly after receiving the Exercise Notice and the full amount of the consideration for the Exercise from any of the Eligible Employees and subject to review of the right of the Eligible Employee to exercise the Options granted to him, the Company will allot the party having given due Exercise Notice, the Exercise Shares due

to him in respect thereof, which shares will be deposited with the Trustee pursuant to the provisions of Section 102 of the Ordinance.

Notwithstanding the foregoing, if no Exercise Notice reaches the Company within10 Business Days prior to the expiration date of the Exercise Period, the Eligible Employee to whom the Option was granted will be regarded as having submitted an Exercise Notice and sale of the Exercise Shares on the same date. In pursuance thereof, the Option will be automatically exercised for an Exercise Share, which will be sold on the Eligible Employee's behalf by the Trustee or the Company. The proceeds receivable from the sale of the Exercise Share will be remitted to the Eligible Employee after deducting the Exercise Price of the Option, which will be remitted to the Company, and deducting the commissions involved in such Exercise and sale, and withholding tax as required by law. For this purpose, in the allotment document to be issued by the Company to the Eligible Employee, the Employee will declare that he agrees to the mechanism set out in this paragraph, and empowers the Trustee or the Company to act in accordance therewith.

An option which has been realized and for which an Exercise Share has been allotted, will cease to be valid. Until the Exercise Date, holders of the Options will not be regarded as shareholders of the Company (by virtue of the Options), save that they will be granted the protection set out below, and become shareholders of the Company only if the Options will have been realized pursuant to the conditions prescribed in this Circular. Commencing from the Exercise Date, the Exercise Shares will rank pari passu with all the ordinary shares of the Company's capital.

Pursuant to a written request of the Eligible Employee, in a form agreed to by the Company and the Trustee, and which will be delivered to the Trustee, the Trustee will release the Options held in trust by him or the Exercise Shares arising from the realization thereof, provided that prior to the release of such Options or Exercise Shares, the Eligible Employee has transferred to the Trustee or the Company, to their satisfaction, the tax amount payable or a confirmation that all taxes have been paid as required upon the release of the Options or the Exercise Shares as the case may be.

In the alternative, the Company or the Trustee may sell on the Eligible Employee's behalf, the Exercise Shares which will arise from the exercise of the Options held in trust by the Trustee, pursuant to the Eligible Employee's instructions and a proper arrangement between the employee, the Trustee and the Company.

If the Trustee continues to hold any Exercise Shares following the passage of 24 months after the last Exercise Date of the Options conferred according to the Plan (namely December 31, 2015) (**the "Trust Termination Date"**), the Company and/or the Trustee will sell such shares, deduct withholding, deduct and pay the commissions involved in the sale and remit the balance to the Eligible Employee. For this purpose, each Eligible Employee will sign a power of attorney in favor of the Company or the Trustee in such form as will be decided by the Company and the Trustee, which power of attorney will enable the Company or the Trustee to act on the Eligible Employee's behalf and sell the Exercise Shares held by the Trustee on the Trust Termination Date.



2.5 **Adjustment of rights**

Until such issue of the Exercise Shares, the holder of the Options will have no voting rights nor the right to receive dividends or any other right of a shareholder (save for the right to exercise the Options).

No adjustments in respect of dividends or other rights will be made during the period preceding the issue of the Exercise Shares, except for the following:

2.5.1 If the Company distributes bonus shares and the Operative Date for the distribution thereof (**the "Bonus Date"**) will fall after the date of allotment of the Options but before the Exercise Date, the Exercise Price for each option will remain unchanged, but the number of shares which each Eligible Employee is entitled to receive at the time of exercise will increase by the number of shares that the Eligible Employee would have been entitled to as bonus shares had he exercised the option immediately before the Bonus Date, and the number of the Retained Shares will correspondingly increase, and the Company will make the necessary adjustments to its capital as required by law. Similar adjustments to those stated in this paragraph will be made in the event of a split (or consolidation) of the Company's shares.

2.5.2 In the event of a rights offer by the Company to its shareholders following the allotment date of the Options but before the Exercise Date, the number of shares which each Eligible Employee is entitled to receive at the time of exercise will increase to reflect the benefit component inherent in the rights, and the number of Retained Shares will correspondingly increase. In such a case, the benefit component inherent in such rights as well as the necessary adjustment required according to the foregoing will be fixed by the Company pursuant to the terms of section 3E(b) of Chapter Eleven of the Second Part of the TASE Rules, and be approved by an independent outside advisor who will be selected by the Company.

2.5.3 Notwithstanding the terms of Sections 2.5.1 and 2.5.2 above, an employee will not be entitled to exercise an option for a fractional share, and the number of shares to which the employee will be entitled at the time of exercise of the Option according to the Plan will be rounded (up or down, as the case may be) to the next whole number.

2.5.4 It is clarified that a distribution of a dividend by the Company (in cash or in specie) will not affect in any way the number of Exercise Shares or the Exercise Price, nor obligate the Company to make any adjustment in connection with the Option and/or the Exercise Shares.

2.5.5 In the event of a structural change in the Company ("**Structural Change**"), the merger of the Company with or within another company, either by way of a share exchange, cash purchase or otherwise ("**Merger**") or sale of all or most of the Company's assets or its issued capital to any third party ("**Sale**"), the board of directors may, inter alia, at its election, and subject to any law:

2.5.5.1 Determine that each option will be replaced or converted into an option of equal value in the New Company following the Merger or the Sale, and

implement for such purpose changes in the exercise price (if and to the extent these will be required), all subject to the discretion of the board of directors; or

2.5.5.2 Determine that each option will be adopted by the New Company in a manner whereby it will be exchangeable for a share of the New Company, subject to the adjustments and changes that will be determined by the board of directors; or

2.5.5.3 Determine that each option will be cancelled or revert to the Company, and the Company shall pay the Eligible Employee financial compensation for such cancellation or reversion of the Option, as the case may be, provided that the value of the benefit inherent in the compensation will not be less than that inherent in the Options which have been cancelled or re-delivered to the Company, as valued on the date of the cancellation or re-delivery, as the case may be; and

2.5.5.4 Perform any act or adjustment relating to the Options and the terms thereof as may be required in its discretion.

For the purpose of the provisions of this paragraph, the term "**New Company**" shall refer to the company with whom a Merger or a Sale Transaction has been made or which will be subrogated to the rights of the Company after the Structural Change.

2.5.6 Unless otherwise prescribed by the board of directors, in the event of a winding-up of the Company, all options that have been allotted to the Eligible Employees will immediately expire prior to the winding-up of the Company. In such event, the board of directors may declare that all or some of the Options will expire on a certain pre-determined date, and enable all or part of the Eligible Employees to have the right to exercise the Options that will have been conferred upon them, and the board of directors may determine that the option to exercise such shares will similarly apply with respect to options which, according to the terms thereof, were not exercisable on the date so fixed.

2.6 Exceptions to the Exercise of the Options - Termination of Employment

In the event an Eligible Employee ceases for any reason whatsoever to be employed by the Company ("**Termination of Employment**"), (in this paragraph 2.6 the term "**Company**" also includes a subsidiary or affiliate of the Company), the Options to which this Circular relate will expire, as detailed below, unless otherwise determined by the board of directors:

2.6.1 The date of the Termination of Employment will be the date on which the employer-employee relationship between the Eligible Employee and the Company will cease ("**Termination of Employment Date**").

2.6.2 On the Termination of Employment Date, all the Options that have been allotted to the Eligible Employee under this Circular, for which the vesting period is still pending, will expire. Upon the expiry of the Options, all the Eligible Employee's rights or those of his heirs in connection with the Options, including the right to purchase the Exercise Shares, will expire. The Options that have been allotted to

the Eligible Employee and for which the vesting period has ended by the Termination of Employment Date, may be exercised by the Eligible Employee during the 60-day period following the Termination of Employment Date, unless otherwise provided by the board of directors.

If no Exercise Notice reaches the Company by the expiration of 60 days following the Termination of Employment Date, the Eligible Employee will be regarded as having submitted an exercise and sale notice of the Exercise Shares on such date. Pursuant thereto, the Options that were allotted to an Eligible Employee where the vesting period ended on or prior to the Termination of Employment Date will be realized automatically, and the Exercise Shares will be sold on behalf of the Eligible Employee by the Trustee or the Company. The consideration receivable from the sale of the Exercise Shares will be remitted to the Eligible Employee after deducting the Exercise Price of the Options, which will be remitted to the Company, deducting the commissions involved in such exercise and sale, and deducting tax at source as required by law. For such purpose, in the allotment document which will be issued by the Company to the Eligible Employee, the Eligible Employee will declare that he agrees to the mechanism set out above and empowers the Trustee and/or the Company to act in accordance therewith.

2.6.3 Notwithstanding the foregoing, if the Termination of Employment of the Eligible Employee by the Company results from retirement, a voluntary retirement plan of the Company, taking an early pension, death or Loss of Earning Capacity (as defined below), all the Options that have been allotted to the Eligible Employee until the Termination of Employment Date will be exercisable by the Employee or their legal heirs (as the case may be) at the end of the vesting period, as if the employment of the Eligible Employee in the Company had not ended.

"**Loss of Earning Capacity**" shall mean for purpose of this sub-paragraph the inability of the Eligible Employee to engage in his work as a result of injury and/or sickness for a period of not less than 6 consecutive months.

2.6.4 Notwithstanding the foregoing, if the Eligible Employee has been dismissed in circumstances which do not entitle him to severance pay as provided by the Severance Pay Law, 5723-1963, and subject to any law, all the Options allotted to him will expire, including Options for which the vesting period has ended.

2.6.5 An Eligible Employee who takes unpaid leave for a period of one year or less, will continue to be regarded as an employee for purposes of the Plan, while an Eligible Employee who takes unpaid leave for a period exceeding one year will be regarded as having terminated his employment, and cease to be an employee for purposes of the Plan, as of the first day following one year on unpaid leave.

2.6.6 Notwithstanding the foregoing, the management of the Company or such other person as my be empowered by them, is authorized to determine, in individual cases, at its sole discretion, that an Eligible Employee taking unpaid leave for a period exceeding one year will continue to be regarded as an employee for purposes of the Plan.

2.6.7 Subject to the provisions of the Plan regarding an adverse change in the conditions of allotted Options, the board of directors may prescribe, at any time and in its sole discretion, different time periods and conditions with respect to any

particular employee or generally which may be different from those set forth herein.

2.6.8 It is clarified that in no event will it be possible to exercise an Option after the expiration of the Exercise Period.

2.7 **Transferability of the Options**

Unless otherwise prescribed by the board of directors, the Options will not, in any event, be transferable or assignable, save for transmittal to legal heirs. In the event of such transmittal, the terms of the Option and the provisions of the Plan will be binding upon the heirs.

2.8 **Tax Consequences of Allotted Options, Exercise of Options and Sale of Shares Realized**

2.8.1 General

On 29 June 2004, the Income Tax Commission approved the Plan as a share allotment plan through a trustee, pursuant to the provisions of Section 102 of the Ordinance.

The Company's duty to allot Exercise Shares at the time the Options are realized or to carry out any other act in connection with or in respect of Options or Exercise Shares is subject to the full compliance with all duties to pay income tax or other compulsory payments that apply (to the extent they apply) including deduction of any tax or compulsory payment required by law.

In the event any tax liability or any other compulsory payment (National Insurance, State Health Tax, etc.) is imposed in respect of or as a result of the Plan (whether in Israel or abroad), including in respect of the allotment of the Options to the Eligible Employees, the exercise thereof into shares, the sale of the Exercise Shares, receipt of dividend or any other benefit in respect of the Options or the Exercise Shares, it will be borne be borne by the Eligible Employees in accordance with law (to the extent it applies by law to such Employee). The Eligible Employees will indemnify the Company and/or the Trustee in respect of any payment or claim for payment of any tax to the extent that it is imposed and the Company may deduct from the sums becoming due to the Employee the balance of the Eligible Employee's debt to the Company, to the extent that such a debt exists in respect of such indemnity.

2.8.2 Taxes Applicable to Options Offered Within the Scope of Section 102 to Israeli Employees

The grant of Options in accordance with this Circular is made subject to the provisions contained in Section 102 of the Ordinance and is subject to the regulations. In pursuance thereof, the Company has elected the capital gain track prescribed in Section 102(b)(2) of the Ordinance for taxation purposes of the income of Eligible Employees from the Options.

In accordance with Section 102 and the Regulations, the following provisions will apply:

[a] Date of liability for tax

The Eligible Employee's income from the allotment of the Options is tax-exempt at the time of allotment, but will be liable to tax at the time the Shares deriving from the exercise of the Options are sold ("**Exercise Shares**") or the options or Exercise Shares are transferred from the Trustee into the name of the Employee ("**Transfer**").

[b] Rate of tax

Pursuant to the capital gains track, if the Options or the Exercise Shares are held by the Trustee until the expiration of two years following the end of the fiscal year in which the Options were allotted (**the "Trust Period"**), part of the benefit inuring to the Eligible Employee from the sale of the Exercise Shares up to the extent of the average value of the Company's shares on the TASE at the end of the 30 day trading period preceding the allotment of the Options, will be regarded as work income under section 2(2) of the Income Tax Ordinance, such income to be adjusted to the Consumer Price Index up until the date of sale of the Exercise Shares or the making of a Transfer, and the balance of the benefit value regarded as a capital gain liable to tax at the rate of 25%.

The Eligible Employee will not be entitled to sell Exercise Shares or execute a Transfer prior to the expiration of the Trust Period. Moreover, the rights conferred by virtue of the Exercise Shares, including bonus shares, but excluding dividends paid in cash ("**Rights**"), will be deposited with the Trustee until the expiration of the Trust Period, and the capital gains track will apply thereto.

[c] Calculation of the Value of the Benefit for Tax Purposes

At the time of sale of Exercise Shares or the execution of a Transfer, the Eligible Employee will be liable to tax on the difference between the market value (or the actual sale price) of the Exercise Shares on such date, and the Exercise Price (adjusted from the date of exercise until the date of such sale or Transfer). This tax will be deducted by the Trustee or the Company, pursuant to the Rules, and the transfer of the Exercise Shares into the name of, or to the order of the Eligible Employee, is conditional upon payment of such tax.

Options exercised are subject to the terms of Section 2.4 of the Circular. The Exercise Shares that will be received in respect of the exercise of the Options will be deposited with the Trustee

2.8.3 The terms of paragraph 2.8 above reflects the law in force on the date of the Circular. The legal provisions relating to the compulsory payments and tax aspects in respect of the Options granted under this Circular are subject to change from time to time.

2.8.4 The Trustee will not execute any transaction or act in connection with the Options and/or the Exercise Shares held by him, and will not transfer, assign, withdraw or

impose upon them any voluntary attachment or charge and will not grant with respect thereto any power of attorney or instrument of transfer, of either immediate effect or which will come into effect at a future date, except for a testamentary transfer or by operation of law, until after the tax applicable as stated has been paid or until payment of the tax has been secured.

2.8.5 So long as the Exercise Shares are held by the Trustee in trust for an Eligible Employee, the voting rights attaching to the Exercise Shares will be vested solely in the Trustee. The Trustee will not vote in respect of Exercise Shares that are held by him on behalf of the Eligible Employee, and such Employee will be entitled to vote in respect of the Exercise Shares at meetings of the Company's shareholders only in accordance with a power of attorney from the Trustee.

2.8.6 So long as the Exercise Shares are held by the Trustee in trust for the Eligible employee, cash dividends be distributed in respect thereof will be transferred directly to the Eligible Employee, all as determined by the Company's board of directors, at its sole discretion and subject to any law, prior to implementing the distribution of such dividend.

The foregoing does not purport to be an authoritative interpretation of the tax provisions mentioned above, or an exhaustive description of the general provisions of law pertaining to taxes which may apply in connection with the Options being offered to the Eligible Employees, and does not substitute for legal and professional advice on the subject. As usual when deciding on an investment, each Eligible Employee receiving Options who decides to exercise them must consider various tax aspects and tax implications that his investment will have. The Eligible Employee must consult his professional advisors, including legal and tax counsel, having regard to his own particular circumstances.

2.9 Consideration for the Options Offered

The Offered Options are offered free of payment. Assuming all the Offered Options are exercised, the Company will receive proceeds amounting to NIS 4,000,000, without linkage to the CPI, and further consideration equal to the exercise price of NIS 1 (unlinked) multiplied by the number of options that have expired or not been issued, for any reason whatsoever, out of the First Portion, commencing from the date of the grant of the First Portion until the date of the grant of the Options under this Circular. The amount to be received by the Company was determined according to the exercise price established by the board of directors on the date of the board's resolution to grant the Options, multiplied by the number of Options offered at such exercise price, as set out in this Section.

2.10 Economic Value of the Options

2.10.1 The economic value of each Option offered pursuant to this Circular has been calculated according to the formula prescribed in the directives of the Stock Exchange. Set forth below is the data on which this calculation was based:

Maximum period during which the Options may be exercised – approximately five years.

Closing price of the Company's share on the Stock Exchange on 11 January 2005 - NIS 15.29 (the last trading day before publication of this Circular), with a weekly standard deviation of some 2.68%, and an annual capitalization rate for the Options of 3.5%.

According to this calculation, the economic value of each Option, the exercise price of which is NIS 1, (unlinked to the index) offered to eligible employees is some NIS 14.45.

2.10.2 In calculating the economic value, the following assumptions have been taken into account:

[a] All the Options will be realized on the last day of the exercise period, in consideration of payment in cash of the exercise price.

[b] The standard deviation has been calculated according to the weekly share yields of NIS 1.00 of the Company, for the 6-month period ending on 31 December 2004 (as taken from the Stock Exchange's Trading Guide for December 2004).

2.10.3 It is emphasized that in the Company's opinion, the value obtained from the calculation formula set out above does not reflect the real and genuine value of the Options as that calculation formula fails to take into account, inter alia, the following conditions which apply to the options:

[a] The Options will not be listed for trading on the Stock Exchange. Moreover, the calculation does not take into account that there is a period during which the Options are not exercisable into shares.

[b] Exercise of the Options is conditional upon the continuing employment of the Eligible Employees in the Company for certain periods, as set out in this Report.

[c] The dividend yield has not been taken into account in calculating the value.

The offer of the Options pursuant to this Circular obligates the Company to post to its profit and loss statement, expenses to the extent of the financial benefit inherent in the Options pursuant to an accepted model for evaluating the value of Options according to the directions of the Supervisor of Banks.

Chapter 3 - the Exercise Shares

The Exercise Shares will rank equally with all the ordinary shares of the Company's capital. All the shares in the Company's capital are registered shares, having a nominal value of NIS 1.00.

Details concerning the provisions contained in the Company's Articles of Association, relating to the rights attaching to the Company's shares (and to the Exercise Shares), are set out below:

3.1 **Voting rights**

Each ordinary registered share confers upon the holder thereof the right to receive notices to and attend general meetings of the shareholders of the Company, and the right to a single vote in respect of each ordinary share on every vote at a general meeting of the Company at which the holder thereof participates.

3.2 **Rights to dividend and distribution of bonus shares**

All ordinary shares in the Company's capital rank equally between them and confer upon the holders thereof the right to receive dividends (if and when distributed), a right to receive bonus shares (if and when distributed), and the right to participate in surplus assets of the Company upon the winding-up pursuant to the proportionate share thereof in the Company's issued share capital.

Shareholders entitled to dividends are the shareholders on the date of the resolution regarding the dividends or on such later date as will be prescribed in the resolution. The Company's resolution to distribute dividends or bonus shares will be adopted by the board of directors of the Company.

Subject to any special rights or restrictions attaching to any shares, dividends in cash and bonus shares will be paid and distributed to the shareholders in proportion to the capital amount paid on the nominal value of the shares held by them, disregarding any premium paid thereon.

No dividend or other monies or benefits in respect of a share will bear interest.

The board of directors may deduct from any dividend or monies or benefits in respect of a share, such sums as the holder of such share for the time being owes the Company on account of calls.

The board of directors may withhold any dividend or bonus shares or monies or benefits in respect of a share over which the Company has a lien, and apply such dividend or bonus shares or monies or benefits in discharge of the debts or liabilities in respect of which the Company holds a lien.

In order to execute any resolution regarding a distribution as defined in the Companies Law, 5759-1999 (**the "Companies Law"**) the board of directors may, as it deems fit, settle any difficulty arising in relation to the distribution, and take such steps as are required for that purpose. Shares of a value less than that decided by the board of directors will not be taken into account for the purpose of adjusting the rights of shareholders.

The board of directors may determine from time to time the manner of paying the dividend or the distribution of the bonus shares and the arrangements relating thereto for registered shareholders or with respect to those holding share warrants. Without derogating from the generality of the foregoing, the board of directors may pay any dividend or monies in respect of shares by sending a check by post to the address of the shareholder as registered with the Company. The transmittal of any such check will be made at the risk of the shareholder.

In the event of a declaration of dividend, distribution of shares or debentures following a capitalization or grant of any rights to members, for a subscription to shares as yet unissued, the board of directors will publish a notice thereof at least once in two daily newspapers in Israel.

A dividend, the payment of which has not been claimed within a period of seven (7) years from the date of the resolution to distribute the same, will be regarded as having been waived by the person entitled thereto and such dividend will revert to the ownership of the Company.

3.3 **Increase of Capital and Modification of the Rights Attaching to the Company's Shares**

A general meeting of the shareholders may decide the following matters by simple majority:

1. To increase the registered share capital by such amount as will be decided, by creating new shares on such conditions and with such rights as will be decided. Such resolution may be adopted whether or not all the existing shares have been issued or it has been resolved to issue them, and whether or not they have been issued or a resolution passed to issue them.

2. To cancel any registered capital not allotted, provided that no undertaking, including a contingent undertaking, on the part of the Company exists to allot such registered share capital.

3. To vary, cancel, convert, extend, add to or otherwise modify the rights, privileges, advantages, restrictions and terms relating or not relating for the time being to the Company's shares.

4. To consolidate and redistribute its share capital into shares of larger or smaller denominations than those of the existing shares.

5. To reduce its share capital in such manner and on such terms and subject to receiving such approvals as are required by law.

6. To make any other change in the Company's share capital or the rights of its shares, to the extent that such power is not vested in any other body of the Company.

The rights conferred upon the holders of shares, including preferential shares (as defined in the Securities Law, 5728-1968), will not be deemed to have been varied by the creation or issue of additional shares ranking pari passu with them, unless otherwise stipulated by the terms of issue of such shares.

The board of directors of the Company may:

1. Issue shares and other securities, including convertible or exercisable securities, up to the amount of the Company's registered share capital, and may similarly allot the same (or otherwise deal therewith) to such persons, in exchange for cash or other non-cash consideration, on such terms and conditions, at a premium or par or a discount, at such time as it deems fit; and grant any person the right to

demand the allotment of any shares during such time period and against such consideration as will be fixed by the board.

2. Issue redeemable securities and redeem the same in such manner and on such conditions as it will decide from time to time.

3. Decide on the issue of debentures within the scope of its authority to borrow on the Company's behalf to the limit of such power.

Upon the issue of shares the board of directors may establish different conditions for the shareholders in relation to the consideration, required payment amounts and/or dates of payment.

3.4 **Transfer of Shares**

No transfer of shares of the Company will be registered without a proper instrument of transfer being delivered to the Company. The instrument of transfer of a share in the Company will be signed by the transferor and transferee, and the transferor will be deemed to have remained the shareholder until the transferee's name is registered in the Register of Shareholders in respect of the shares transferred.

All documents (including the certificate of the share being transferred) that the board of directors will require in connection with the transfer must be submitted to the Company together with the instrument of transfer.

The board of directors is entitled not to recognize the instrument of transfer until the certificate of the share being transferred is attached thereto, together with such other evidence as the board of directors will demand to prove the transferor's right to transfer the share, and payment of a transfer fee if fixed by the board.

3.5 **Notices to Shareholders of General Meetings**

A notice convening a general meeting will be published in at least two Hebrew daily newspapers having a broad circulation, and will include the agenda fixed for the meeting, the proposed resolutions and arrangements regarding voting as appropriate.

The Company is not bound to personally serve notice of general meetings on shareholders whose names are registered in the shareholder registry.

3.6 **General Meetings of the Company's shareholders**

The quorum for holding a general meeting will be constituted when at least two shareholders holding at least twenty-five per cent (25%) of the voting rights are present, within half an hour of the time appointed for the meeting to commence.

If the requisite quorum is not present at the general meeting after half an hour has expired from the time appointed for the meeting to commence, the meeting will be adjourned for seven days later on the same day at the same time and place or to such other date if specified in the notice convening, or notice of the meeting. If no quorum is present at the adjourned meeting within half an hour for the time appointed, the meeting will take place with such number of participants as are present. Notwithstanding the foregoing, if the general meeting has been convened upon the request of shareholders as

noted in Sections 63(b)(2) or 64(a) of the Companies Law, the adjourned meeting will be held only if there are present at least that number of shareholders required to convene a meeting as stated in those sections of the Law.

A general meeting at which a quorum is present may resolve to adjourn the meeting to such other time and place as it will determine. At the adjourned meeting, only the business appearing on the agenda of the original meeting and for which no resolution has been passed, will be transacted. If the general meeting is adjourned for a period exceeding 21 days, notices of the adjourned meeting will be given as stated in paragraph 3.5 of this Circular.

3.7 **Election of the Members of the Board of Directors**

The number of members of the board of directors will be fixed from time to time by decision of the general meeting of the Company. The number of members of the board of directors will not be less than seven (7) nor greater than fifteen (15).

The directors of the Company will be appointed by resolution adopted by a general meeting of the shareholders present personally or by proxy at the meeting. Notwithstanding the foregoing, the board of directors may resolve, from time to time, to appoint an additional director or directors whether as an additional director, or in order to fill the position of a director that has fallen vacant for any reason, provided that every such appointment and any change in such appointment will be made in accordance with the provisions of a voting agreement between the shareholders of the Company entitled to appoint directors, a signed copy of which has been given to the board of directors.

A director will take up office on the date of his appointment or at such later date, in accordance with the decision of the general meeting or of the directors, as the case may be, which appointed the director. Such appointment will continue until it has been terminated or concluded.

A director may resign by written notice given to the board of directors, the chairman of the board of directors or the Company, and such resignation will enter into effect on the date the notice is given, unless a later date is prescribed in the notice. The director's notice of resignation will contain the reasons therefor.

When notice of a director's resignation has been received, notice thereof shall be submitted to the board of directors including the reasons given therefor, and will be recorded in the minutes of the first meeting that will be convened following the resignation.

The general meeting may, at any time, remove a director from office. In addition, the board of directors may remove from office a director that it appointed, provided that such termination of service shall be made with the consent of the shareholders. A director removed from office will be given a reasonable opportunity to present his case to the general meeting or the board of directors, as the case may be. Without derogating from the causes enumerated in the Companies Law, the office of a director will be vacated in any of the following cases: if he has resigned from office, been removed from office, been convicted of a legal violation pursuant to a lawfully rendered court decision, if the director has been adjudicated bankrupt, and, if a corporate body, a resolution has been passed for voluntary liquidation or a winding-up order is made against it, if he has become legally incompetent, if the director was absent from six

consecutive meetings of the board or from eight non-consecutive meetings of the board over the period of one year, provided, however, that the board of directors may permit a director's membership to continue if the absences occurred during a period of time not exceeding six months.

A director who has ceased to hold office may be re-appointed. If no director is appointed or if the office of a director is vacated, the remaining directors may act in all matters so long as their number has not reduced below the minimum prescribed at such time being for meetings of the board.

Chapter 4 – Details Regarding the Company's Share Prices

The following sets out details of the highest and lowest prices at which the Company's shares were traded in 2003 and 2004, and during the period between 1 January 2005 and 11 January 2005 on the TASE (without taking into account dividend distributed during the same period):

TASE Price	In the Period Between 1 January and 11 January 2005		2004		2003	
	Date	**NIS Price**	**Date**	**NIS Price**	**Date**	**NIS Price**
High	11.01.05	15.29	30.12.04	14.57	31.12.03	10.80
Low	05.01.05	14.13	08.01.04	10.89	13.02.03	5.86

The share price on the TASE on 11 January 2005 (the last trading day before the date of this Circular) was NIS 15.29.

Chapter 5 – Reference to Financial Statements

Eligible employees are referred to the Company's financial report dated 31 December 2003, which was published on 31 March 2004, the Company's financial report dated 31 March 2004, which was published on 30 May 2004, the Company's financial report dated 30 June 2004, published on 30 August 2004, and the Company's financial report dated 30 September 2004, published on 24 November 2004.

The Company also refers the Eligible Employees to the Immediate Reports that were published by it commencing 31 December 2003 (excluding those reports regarding changes in the holdings of institutional bodies), as follows:

Date of Publication of Immediate Report	Subject matter
1 January, 2004	Immediate Report of the completion of the merger with Bank Mishkan - Hapoalim Mortgage Bank Ltd.
14 January, 2004	Immediate Report of the Company's resolution according to Section 225 of the Companies Law.
20 January, 2004	Immediate Report of the board of director's decision to act to make a hybrid first-tier issue
28 January, 2004	Immediate Report of the completion of the issue of hybrid first-tier capital
29 January, 2004	Amended report of the completion of the issue of hybrid first-tier capital
29 January, 2004	Immediate Report of a resolution in principle of the board of directors in connection with the Signature Bank offering
29 January, 2004	Immediate Report of a senior office holder ceasing to hold office
29 January, 2004	Immediate Report of a senior office holder ceasing to hold office
29 January, 2004	Immediate Report of the appointment of a senior office holder (except for a director and an individual appointed on behalf of a body corporate being a director)
29 January, 2004	Immediate Report of the appointment of a senior office holder (except for a director and an individual appointed on behalf of a body corporate being a director)
29 January, 2004	Immediate Report of the appointment of a senior office holder (except for a director and an individual appointed on behalf of a body corporate being a director)
29 January, 2004	Immediate Report of the issue of additional capital notes within the framework of a hybrid first-tier capital issue
2 February, 2004	Immediate Report of the issue of additional capital notes within the framework of a hybrid first-tier capital issue
5 February, 2004	Immediate Report of a modification of the corporation's issued and registered share capital
29 February, 2004	Immediate Report of status of senior office holders
3 March, 2004	Immediate Report of a modification of the corporation's issued and registered share capital
4 March, 2004	Immediate Report of the filing of a claim and application to certify the claim as a class action against Isracard Ltd.
23 March, 2004	Immediate Report containing details of the Signature Bank offering

Date of publication of the Immediate Report	Subject matter
30 March, 2004	Immediate Report regarding Mr. Danny Dankner's notice to the board of directors of the Bank retracting his resignation from the position of active deputy chairman of the board
31 March, 2004	Immediate Report of the distribution of a cash dividend
31 March, 2004	Immediate Report of the approval by the board of directors of the agreement between the management of the Bank and the employees' union
1 April, 2004	Immediate Report of a modification of the corporation's issued and registered share capital
28 April, 2004	Immediate Report of the approval of a settlement in the claim filed against Bank Otzar HaHayal
29 April, 2004	Immediate Report of Mr. Danny Dankner's retirement from office of active deputy chairman of the board
6 May, 2004	Immediate Report of a modification of the corporation's issued and registered share capital.
12 May, 2004	Immediate Report of the filing of a claim against Mishkan Hapoalim Mortgage Bank Ltd., and an application to certify the claim as a class action
13 May, 2004	Immediate Report of the filing of a claim against the Bank and the pension funds in its control and an application to certify the claim as a class action
13 May, 2004	Immediate Report of the filing of a claim against the Bank and *Gadish* Provident Funds Ltd., and an application to certify the claim as a class action
16 May, 2004	Immediate Report of a senior office holder ceasing to hold office
17 May, 2004	Immediate Report of the status of senior office holders and an amendment to the Report
20 May, 2004	Immediate Report of the filing of a claim against the Bank and an application to certify the claim as a class action
20 May, 2004	Updated Immediate Report of the filing of a claim against the Bank and an application to certify the claim as a class action
31 May, 2004	Periodic/interim financial report of a banking corporation
31 May, 2004	Immediate Report of the distribution of a cash dividend
31 May, 2004	Immediate Report of the deposit of a preliminary Circular ("Condensed Statement")
6 June, 2004	Immediate Report of a modification of the corporation's issued and registered share capital
8 June, 2004	Immediate Report of a resolution by the Company according to Section 255 of the Companies Law
21 June, 2004	Immediate Report of the filing of a claim against the Bank and an application to certify the claim as a class action
21 June, 2004	Immediate Report of the filing of a claim against the Bank and an application to certify the claim as a class action (amended report)
23 June, 2004	Immediate Report of changes in the holdings of interested parties
29 June, 2004	Immediate Report of the state of the holdings of interested parties
04 July 2004	Circular of Offer of Securities to employees.

Date of publication of the Immediate Report	Subject matter
06 July 2004	Immediate report of changes in the corporation's registered and paid up capital.
01 August 2004	Immediate report of changes in the corporation's registered and paid up capital.
03 August 2004	Immediate report of the convening of a meeting.
03 August 2004	Immediate report of a transaction between the Company and a controlling party thereof.
04 August 2004	Immediate report of holdings of interested parties.
24 August 2004	Supplementary report to report No. 2004-01-006592.
31 August 2004	Immediate report of the distribution of a cash dividend.
02 September 2004	Immediate report of changes in the corporation's registered and issued share capital.
08 September 2004	Report of the board of directors' resolution of Bank Hapoalim BM dated 8 September 2004 regarding Signature Bank.
13 September 2004	Immediate report of the results of the meeting to approve a transaction with a controlling party and/or to approve a private placement.
13 September 2004	Immediate report of the results of a meeting.
22 September 2004	Report of the issue of shares of the subsidiary, Signature Bank, in the United States.
26 September 2004	Immediate report regarding a class action.
27 September 2004	Immediate report regarding notice of interested parties.
28 September 2004	Report of the issue of shares of the subsidiary, Signature Bank, in the United States.
28 September 2004	Immediate report of a notice from interested parties.
29 September 2004	Immediate report of changes in the corporation's securities.
29 September 2004	Immediate report of changes in interested parties' holdings.
29 September 2004	Immediate report of the holdings of interested parties.
04 October 2004	Immediate report of changes in holdings of interested parties.
04 October 2004	Immediate report of holdings of interested parties.
05 October 2004	Immediate report of holdings of interested parties.
05 October 2004	Immediate report of changes in holdings of interested parties.
05 October 2004	Immediate report of changes in holdings of interested parties.
18 October 2004	Immediate report – regarding a class action.
27 October 2004	Immediate report of the holdings of interested parties.
09 November 2004	Immediate report – regarding a class action.
11 November 2004	Immediate report – regarding a class action.
24 November 2004	Immediate report – notice of examining the possibility of purchasing activities in Switzerland.
24 November 2004	Immediate report – resolution of the board of directors to approve continuing the examination of a possibility to purchase a Swiss Bank.
24 November 2004	Amending report to report No. 2004-01-131571.
25 November 2004	Immediate report of the distribution of a cash dividend.
30 November 2004	Notice from an interested party.

Date of publication of the Immediate Report	Subject matter
30 November 2004	Immediate report of changes in the holdings of interested parties.
30 November 2004	Immediate report of changes in the holdings of interested parties.
30 November 2004	Immediate report of the holdings of interested parties.
01 December 2004	Notice of execution of a document of principles for negotiating with Bank of New York – Inter Maritime Bank, Geneva
01 December 2004	Immediate report of changes in the Company's securities.
05 December 2004	Immediate report of changes in the holdings of interested parties.
05 December 2004	Immediate report of holdings of interested parties.
07 December 2004	Notice from an interested party.
07 December 2004	Immediate report of changes in holdings of interested parties.
07 December 2004	Immediate report of holdings of interested parties.
07 December 2004	Notice from an interested party.
22 December 2004	Immediate report of the deposit of a Preliminary Circular – "Summary Report".
03 January 2005	Immediate report of changes in the Company's securities.

Date: 12 January, 2005

Respectfully yours,

____________ ____________

Bank Hapoalim B.M.

Name of signatory on behalf of the Company: Shlomo Braun
Description: Member of the Board of Management, Head of Human Resources and Logistics
Name of signatory on behalf of the corporation: Arik Pinto
Description: Manager of Human Resources Department

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576


bank hapoalim

Date: 16 January, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Pursuant to the provisions of Israel's Securities (Periodic and Immediate Reports) Regulations, 5730-1970, the Bank hereby gives notice that on 16 January, 2005, the Bank received a statement of claim and application for the certification thereof as a class action, that were filed in the Tel Aviv - Jaffa District Court.

The plaintiff asserts that the Bank instructed the closing of its customers' dollar deposits, (the plaintiff being one of them), for a period of three months without interest, without receiving the customers' instructions to that effect, and without advising customers, contrary to the law.

The plaintiff assesses the damage caused to him and the customers of the Bank in an amount of some NIS. 500,000,000, and claims that the Bank should reimburse this sum to its customers.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(signed)	*(signed)*
Yoram Weissbrem	Eldad Kahana, Advocate
Secretary of the Bank	Head of Central Legal Division

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 19 January, 2005
Reference: 802/04

To : The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report according to Regulation 30A of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 ("the Regulations")

At the request of the Securities Authority, pursuant to Regulation 30A of the Regulations, and further to the press release of 16 January, 2005, Bank Hapoalim B.M. ("the Bank") hereby respectfully files an immediate report as set out below:

1. On Thursday, 13 January, 2005, the Board of Directors of the Bank completed discussions and approved the Bank's Business Plans for 2005.

2. The approved Business Plans aim to achieve a return of 14% on equity in 2005. Such goal is based, inter alia, on the projection that Israel's economy will continue to develop and grow similarly to its development and growth in 2004, that the rate of inflation will be as planned, and that the state the Israeli and international economies will facilitate the realization of the following assumptions and plans:
   a. The condition of the Bank's corporate and private customers will continue to improve, thereby enabling the Bank to reduce provisions for doubtful debts;
   b. Further expansion of the Bank's international activity, including global private banking;
   c. The Bank's financial activity will expand locally and globally;
   d. The various sectors of customers will increase the volume of their business with the Bank.

3. It is nonetheless emphasized that if developments in the Israeli and/or international economies fall short of expectations, and the above assumptions and/or plans and/or any of them fail to materialize, this will adversely affect the Bank's Business Plans and could prevent the Bank from achieving the return on equity mentioned above.

   Furthermore, the Business Plans for 2005 and consequently also the above mentioned goal of return on equity, do not take into account the possible effect on the Bank's earnings of the implementation, in full or in part, of the recommendations of the "Bechar Committee".

4. Needless to say, the Bank's Business Plans as approved and the assumption upon which they are based, refer to the Bank's future activities during 2005. Therefore all the information detailed above in this report is to be considered prospective information.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Zvi Ziv	**Ilan Mazur, Advocate**
CEO	Chief Legal Advisor

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Date: 24 January, 2005
Reference: 802/05

Bank of Israel
Banking Supervision
20 Yavne Street
Tel Aviv

Registrar of Companies
97 Jaffa Road
Jerusalem

Dear Sir or Madam,

RE: Immediate Report

The board of directors of Bank Hapoalim ("the Bank") which convened in the afternoon of 24 January, 2005, adopted the following resolution in principle:

1. The Bank, through Hapoalim Hanpakot Ltd., ("the Company") which is wholly-owned by the Bank, will raise from the public Supplementary Capital by way of an issue of CPI-linked Subordinated Debt Notes ("the Subordinated Notes"), in an aggregate nominal value of up to one billion shekel.

2. The principal of the Subordinated Notes will be payable in a single payment ten years after the date of issue. The remaining terms on which the Subordinated Notes will be issued, will be set concurrently at the time the issue is made.

3. All the net proceeds of the issue will be deposited by the Company in an account in its name in the Bank in a manner whereby its rights in respect of the monies deposited will be subordinated to the Bank's other liabilities towards its creditors, except for undertakings for which an equal or inferior priority of payment has or will be prescribed. The terms of the deposit will be the same as those of the Subordinated Notes.

4. The Bank will undertake towards the Company to perform its undertakings towards it in respect of the deposit by making direct payment to the holders of the Subordinated Notes of the amounts to which they will be entitled under the Subordinated Notes that they hold, that is, the amounts of principal and interest becoming due to them under the Subordinated Notes.

5. The issue of the Subordinated Notes is subject to receiving the approval of the Supervisor of Banks, under which the Subordinated Notes will be recognized as the Bank's "Supplementary Capital", as stated in Proper Banking Conduct Directive, no. 311 of the Supervisor of Banks. The issue is similarly subject to the Tel Aviv Stock Exchange approving the listing of the Subordinated Notes for trading.

Yours faithfully,

(signed)	*(signed)*
Sharona Tamir, Adv.	**Dan Koller**
Deputy Secretary of the Bank	Manager, ALM Division

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 25/01/2005
Reference: 2005-01-003871

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1

Name of the Corporation/Surname and First Name of the Holder: *BH CO Investment Associates LLC*
Category of Identity Number: *Registered number in Israel, incorporated overseas*
Identity Number of the Holder: *2789068*
Nostro account of a banking corporation or an insurer: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *January 20, 2005*
Transaction Price: *1,525.9* Currency *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *500,000*
Change in Quantity of Securities: *-115,000*
Explanation: *If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".*
Present Balance (in quantity of securities): *385,000*
Extent of Holding after the Change: In the capital: *0.03%* In voting power: *0.03%*
Extent of Holding after the Change (fully diluted): In the capital: *0.03%* In voting power: *0.03%*
Clarification No.1.

2

Name of the Corporation/Surname and First Name of the Holder: *BH CO Investment Associates LLC*
Category of Identity Number: *Registered number in Israel, incorporated overseas*
Identity Number of the Holder: *2789068*

Is a nostro account of a banking corporation or an insurer *No*
Does the Holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *January 23, 2005*
Transaction Price: *1,545.8* Currency *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *385,000*
Change in Quantity of Securities: *-200,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *185,000*
Extent of Holding after the Change: In the capital: *0.01%* In voting power: *0.01%*
Extent of Holding after the Change (fully diluted): In the capital: *0.01%* In voting power: *0.01%*
Clarification No.2.

3
Name of the Corporation/Surname and First Name of the Holder: *BH CO Investment Associates LLC*
Category of Identity Number: *Registered number in Israel, incorporated overseas*
Identity Number of the Holder: *2789068*
Is a nostro account of a banking corporation or an insurer *No*
Does the Holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *January 24, 2005*
Transaction Price: *1,585.93* Currency *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *185,000*
Change in Quantity of Securities: *-185,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *0*
Extent of Holding after the Change: In the capital: *0 %* In voting power: *0 %*
Extent of Holding after the Change (fully diluted): In the capital: *0 %* In voting power: *0 %*
Clarification No.3.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Description
1	The "Transaction Price" 1,525.9 Agoroth per share, was reported at the average price for the number of transactions that day
2	The "Transaction Price" 1,545.8 Agoroth per share, was reported at the average price for the number of transactions that day
3	The "Transaction Price" 1,585.93 Agoroth per share, was reported at the average price for the number of transactions that day

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *January 25, 2005 at 08:30 a.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 20/01/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.
63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 25/01/2005
Reference: 2005-01-003883

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	234,205,997	18.68	18.68	18.52	18.52
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	111,875,381	8.92	8.92	8.85	8.85
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.03	2.03	2.01	2.01
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	Hyperion BH Holdings LLC	BNHP Ordinary Shares	31,586,496	2.52	2.52	2.50	2.50
6	Hyperion BH Holdings II LLC	BNHP Ordinary Shares	1,108,564	0.09	0.09	0.09	0.09
7	Scott Shay	BNHP Ordinary Shares	340,602	0.03	0.03	0.03	0.03
8	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.76	1.76
9	BH CO Investment Associates LLC	BNHP Ordinary Shares	0	0.00	0.00	0.00	0.00
10	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.76	1.76
11	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
12	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
13	Joseph Dauber	BNHP Ordinary Shares	45,403	0.00	0.00	0.00	0.00

stated taking into consideration all of the securities held by him on one line only.

2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *234,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *111,875,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH Holdings LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2910535*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *31,586,496*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH HoldingsII LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2924980*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,108,564*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Scott Shay*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Passport Number*
Identity Number: *111321565*
Citizenship/Country of Incorporation or Registration: *Private person without Israeli citizenship*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *340,602*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH CO Investment Associates LLC.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2789068*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *500,000*
Change in Quantity of Securities: *-500,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *11*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *12*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *13*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *45,403*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 20/01/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Office - Secretariat of the Bank
Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 31 January, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Further to the immediate reports of 24 November, 2004 and 1 December, 2004, Bank Hapoalim B.M., (hereinafter: "BNP"), respectfully reports as follows:

After convening in the afternoon of 31 January, 2005, BNP's board of directors discussed the investigations made in connection with the proposal to acquire full ownership of the Swiss Bank, Bank of New York – Inter Maritime Bank, Geneva (hereinafter: "Maritime Bank"), through Bank Hapoalim (Switzerland), which is a wholly-owned subsidiary of BNP, and the progress of the negotiations with the present owners of Maritime Bank and following these discussions, the board of directors resolved:

1. To approve continuing negotiations with the owners of Maritime Bank, aimed at reaching a positive conclusion on the basis of the principles approved by the board.

2. To authorize the management of Bank Hapoalim (Switzerland) and/or persons to be appointed by them for such purpose to sign an agreement to acquire the full ownership of Maritime Bank, if and when the management of BNP decides that the agreement formulated between Bank Hapoalim (Switzerland) as purchaser and the present owners of Maritime as sellers, meet BNP's requirements and those of Bank Hapoalim (Switzerland) and fulfil the principles set by the board of directors.

Yours faithfully,

Ilan Mazur, Adv.
Chief Legal Advisor

Sharona Tamir, Adv.
Deputy Secretary of the Bank

.ead Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781

Date: 1 February, 2005
Reference: 802/05
Tel: 03-5673800
Fax: 03-5674576

To : The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report pursuant to the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The board of directors of Bank Hapoalim B.M. (hereinafter: "the Bank") which convened in the afternoon of 31 January, 2005, passed a resolution to approve the re-organization of the Bank's pension funds.
The move will encompass operations to merge the pension fund corporations which are wholly- or partly-owned by the Bank into a limited number of pension fund management companies, transforming the pension fund corporations into pension fund plans to be managed by those managing companies.

To effectuate the restructuring, an application will be made to the District Court pursuant to sections 350 and 351 of the Companies Law, 5759-1999, and the process will be subject to the Court's approval. These steps accord with the policy of the Commissioner of Capital Markets, Insurance and Savings at the Ministry of Finance, and are expected to streamline the Bank's pension funds.

The procedure will be carried out without jeopardizing the rights of members of the pension funds in accordance with the existing rules and schemes. In some pension fund corporations, members who were hitherto shareholders will cease to be so once the corporations are merged and dissolved without liquidation.

The implementation of the step is subject to various approvals, including those of the necessary authorities as well as from the corporate organs of the pension fund corporations and management companies.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

Ilan Mazur, Adv.	Sharona Tamir, Adv.
Chief Legal Advisor	Deputy Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 03/02/2005
Reference: 2005-01-007519

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ○ On ______________
- ● From 01/01/2005 until 31/01/2005

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Conversion of option warrants into shares of the Corporation.

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
10/01/2005	*Realization of options*	*Options*	*660124*	*108,333*	*No*
02/01/2005	*Realization of options*	*Options*	*6620173*	*1,444,999*	*No*
11/01/2005	*Realization of options*	*Options*	*6620165*	*54,000*	*No*
13/01/2005	*Realization of options*	*Options*	*6620140*	*108,333*	*No*
27/01/2005	*Realization of options*	*Options*	*6620181*	*313,333*	*No*
05/01/2005	*Realization of options*	*Options*	*6620116*	*366,666*	*No*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock*

Exchange Clearing House and changes made directly on the books of the Corporation.

3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,254,527,509	1,256,923,173

Explanation: All categories of shares should be specified – including shares which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Quantity in the last report	Present quantity

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 20/01/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

T088
Public

Transmission date: 07/02/05
Reference: 2005-01-008383

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report of Granting Rights to purchase shares (securities convertible into share capital)

Regulation 32 of the Securities Regulations (Periodic and Immediate Reports), 5730-1970

1. We hereby advise that on 07/02/2005, the corporation granted rights to purchase shares as follows:

> 1.
> Class of securities allotted: *option warrants.*
>
> Number of securities allotted: *4,006,109*
> Total consideration for securities allotted: *Without consideration*
>
> Class of shares resulting from the realization/conversion of securities: *ordinary shares of NIS 1 p.v. each.*
> Stock Exchange number of the shares deriving from a realization of the securities: *662684*
> Amount of shares resulting from the realization/full conversion of securities: *4,006,109.*
> Total increment receivable from the realization/full conversion of securities for shares: ***NIS 4,006,109***
>
> Period that the securities can be exercised: *01/01/2009* to *31/12/2009*
> Securities allotted will be listed for trading: *No.*

2. The allotment of the above securities is pursuant to the Circular for Employees published on *12/01/2005* whose reference no. is *2005-01-004929.*

Reference numbers of previous documents on the subject (the reference does not constitute incorporation by way of reference):

Former name of reporting entity:

Date on which the format of the form was updated: 20/01/2005.

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.
63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Bank Hapoalim

Date: 7 February, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Further to the Immediate Report of 24 January, 2005, Bank Hapoalim B.M., ("the Bank") hereby gives notice as follows:

Following the Prospectus filed with the Israel Securities Authority on 6 February, 2005 by Poalim Hanpakot Ltd., ("the Company"), which is a wholly-owned subsidiary of the Bank, and the permit granted to the Company by the Securities Authority to issue Subordinated Debt Notes (Series 8) ("Subordinated Notes"), the Bank hereby gives notice, based on the resolution of the Board of Directors of the Bank of 24 January, 2005, that the Bank has resolved to assume the following undertaking towards the Company:

1. To deposit the full net proceeds of the said issue by the Company in a deposit in the Company's name in the Bank, in a manner whereby its rights in respect of the monies so deposited will be subordinated to all the Bank's other liabilities towards its creditors, except for those liabilities for which payment priority equal to or deferred thereto has been or will have been set. The terms of the deposit will be the same as those of the Subordinated Notes.

2. To effect timely repayment of the deposit to the Company, by directly paying to investors the amounts to which they are entitled under the Subordinated Notes issued by the Company by prospectus, namely: the amounts of principal and interest that are due to them according to the terms of the Subordinated Notes.

3. Following are the details relating to the Subordinated Notes of Series 8:
   Subordinated Notes of up to NIS. 500,000,000 nominal value out of a series of Subordinated Notes of NIS. 1,000,000,000 nominal value, payable in a single payment on 20 January, 2015. The Subordinated Notes being linked (principal and interest) to the Consumer Price Index to be published for January 2005, and bearing annual interest at the rate determined by auction (as set out in the Prospectus) which rate will be not less than 4.5% and not exceed 5%, per annum. Interest will be paid every 12 months commencing on 20 January, 2006.

4. The Bank's undertaking mentioned is backed by agreement of 4 August, 1986 and deeds of amendment thereto of 5 July, 1988, 17 September, 1998 and 3 March, 2003 and forms part of the Trust Deed that will apply between the Company and the Trustee to the Subordinated Notes.

The Supervisor of Banks has confirmed that the Subordinated Notes are "Subordinated Debt Notes" within the meaning of Directive no. 311 of the Banking Supervision Directives – *Proper Banking Conduct* and for the purpose of the Banking (Licensing) (Definition of Capital of a Banking Corporation for purposes of Section 23A of the Law), Rules, 5750-1990. Accordingly, the Subordinated Notes will, as from the date of their sale, form part of the Supplementary Capital of the Bank Hapoalim Group (as defined for purposes of the above Directives).

The Company has also received approval in principle from the Tel Aviv Stock Exchange to list the Subordinated Notes for trading.

Bank Hapoalim B.M.
Head Office

(signed)	(signed)
Sharona Tamir, Advocate	**Dan Koller**
Deputy Secretary of the Bank	Manager, ALM Division

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576


bank hapoalim

Date: 16 February, 2005
Reference: 802/04

To : The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

In response to the item published on 16 February, 2005 in the *Maariv* newspaper, Bank Hapoalim B.M., (hereinafter: "the Bank") gives notice, that in the interview given by Mr. Zvi Ziv, the CEO of the Bank, to that newspaper's reporter, he did not give any estimate of the Bank's profits for 2004, nor did he specify the expected yield on capital for the year 2004 overall.

It should be made clear, that the financial reports are still being prepared and the final data which will be published has not yet been determined.

All the amounts and rates reported by *Maariv*, are therefore, to be treated only as the reporter's own estimation, and not as information presented by the Bank or by the Bank's CEO.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed) *(signed)*

Ilan Mazur, Advocate
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/02/2005
Reference: 2005-01-012394

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1

Name of the Corporation/Surname and First Name of the Holder: *Arison Holdings (1998) Ltd.*
Category of Identity Number: *Number of the Registrar of Companies in Israel*
Identity Number of the Holder: *512705153*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale outside the Stock Exchange*
Date of Change: *February 17, 2005*
Transaction Price: *1,605* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *234,205,997*
Change in Quantity of Securities: *-27,000,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *207,205,997*
Extent of Holding after the Change: In the capital: *16.48%* In voting power: *16.48%*
Extent of Holding after the Change (fully diluted): In the capital: *16.38%* In voting power: *16.38%*
Clarification No.1.

2

Name of the Corporation/Surname and First Name of the Holder: *Israel Salt Industries Ltd.*
Category of Identity Number: *Number of the Registrar of Companies in Israel*
Identity Number of the Holder: *520037573*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*

Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale outside the Stock Exchange*
Date of Change: *February 17, 2005*
Transaction Price: *1,605* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *111,875,381*
Change in Quantity of Securities: *-23,500,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *88,375,381*
Extent of Holding after the Change: In the capital: *7.03%* In voting power: *7.03%*
Extent of Holding after the Change
(fully diluted): In the capital: *6.99%* In voting power: *6.99%*
Clarification No.1.

3
Name of the Corporation/Surname and First Name of the Holder: *Hyperion BH Holdings LLC*
Category of Identity Number: *Registered number in Israel, incorporated overseas*
Identity Number of the Holder: *2910535*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale outside the Stock Exchange*
Date of Change: *February 17, 2005*
Transaction Price: *1,605* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *31,586,496*
Change in Quantity of Securities: *-4,500,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *27,086,496*
Extent of Holding after the Change: In the capital: *2.16%* In voting power: *2.16%*
Extent of Holding after the Change
(fully diluted): In the capital: *2.14%* In voting power: *2.14%*
Clarification No.1.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Description

1	Date of actual execution (settlement) of the transaction is next Monday, February 21, 2005

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *February 17, 2005 at 11:30 a.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 20/01/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/02/2005
Reference: 2005-01-012397

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.48	16.48	16.38	16.38
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.99	6.99
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.03	2.03	2.01	2.01
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	Hyperion BH Holdings LLC	BNHP Ordinary Shares	27,086,496	2.16	2.16	2.14	2.14
6	Hyperion BH Holdings II LLC	BNHP Ordinary Shares	1,108,564	0.09	0.09	0.09	0.09
7	Scott Shay	BNHP Ordinary Shares	340,602	0.03	0.03	0.03	0.03
8	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.76	1.76
9	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.76	1.76
10	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
11	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
12	Joseph Dauber	BNHP Ordinary Shares	45,403	0.00	0.00	0.00	0.00

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*

2. *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *234,205,997*
Change in Quantity of Securities: *-27,000,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *111,875,381*
Change in Quantity of Securities: *-23,500,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH Holdings LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2910535*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *31,586,496*
Change in Quantity of Securities: *-4,500,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH HoldingsII LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2924980*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,108,564*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Scott Shay*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Passport Number*
Identity Number: *111321565*
Citizenship/Country of Incorporation or Registration: *Private person without Israeli citizenship*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *340,602*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *11*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *12*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *45,403*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 20/01/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Date: 20 February, 2005
Reference: 802/05

To : The London Stock Exchange

Re: Immediate Report

The Board of Directors of Bank Hapoalim Ltd. (the "Bank"), which convened in the afternoon of February 17, 2005, had adopted the following principle resolution:

1. The Bank, via Poalim Hanpakot Ltd. (the "Company"), which is a company wholly owned by the Bank, shall act to issue two CPI-linked, non-interest bearing bond series, payable in a single payment, nine years (Series 23) and five years (Series 24) after the date of issuance thereof (jointly and severally, the "Bonds"), at a total par value of up to NIS 2 billion and seven hundred million.

   The Bonds shall be issued at a discount, the rate of which shall be determined in accordance with the results of a tender to be published by the Company. The other terms and conditions of the Bonds shall be determined in proximity to the actual date of the issue.

2. The full net consideration of the issue shall be deposited by the Company in deposits in its name at the Bank ("Deposits"), such that its rights due to the funds deposited in the Deposits shall have equal priority to that of the other deposits at the Bank (with the exception of other deposits, for which a lower priority shall have been explicitly determined). The terms and conditions of the Deposits shall be similar to the terms and conditions of the Bonds.

3. The Bank shall undertake to the Company to fulfill its undertakings thereto due to the Deposits by direct payment, to the holders of each Bond series, of the sums to which they shall be entitled under the Bonds held thereby; namely, the principal and linkage amounts which shall be due to them under the Bonds.

4. To secure the Bondholders' rights, the Company shall pledge the Deposits in favor of the Trustee for the Bonds (respectively, for each series).

5. The issue is subject to the approval of TASE to list the issued Bonds for trading thereon.

Sincerely,

(-)
Sharona Tamir, Adv.
Deputy Secretary of the Bank

(-)
Dan Koller
Manager, ALM Division

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 21/02/2005
Reference: 2005-01-013573

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Report rectifying a misstated report which was sent on February 17, 2005 the reference number of which is: 2005 – 01 – 012397
The misstatement: correction of percent of change in fully diluted holding of Interested Parties
Reason of Misstatement: scribal error
The rectification: as set out below

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.48	16.48	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.03	2.03	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	Hyperion BH Holdings LLC	BNHP Ordinary Shares	27,086,496	2.16	2.16	2.14	2.14
6	Hyperion BH Holdings II LLC	BNHP Ordinary Shares	1,108,564	0.09	0.09	0.09	0.09
7	Scott Shay	BNHP Ordinary Shares	340,602	0.03	0.03	0.03	0.03
8	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
9	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
10	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
11	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
12	Joseph Dauber	BNHP	45,403	0.00	0.00	0.00	0.00

		Ordinary Shares						

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*

No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer

Category of Identity Number: *Registration number in Israel, Incorporation overseas*

Identity Number: *010512697*

Citizenship/Country of Incorporation or Registration: *Incorporated overseas*

Country of Citizenship/Incorporation or Registration: *U.S.A.*

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): *300,000*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Hyperion BH Holdings LLC.*

No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer

Category of Identity Number: *Registration number in Israel, Incorporation overseas*

Identity Number: *2910535*

Citizenship/Country of Incorporation or Registration: *Incorporated overseas*

Country of Citizenship/Incorporation or Registration: *U.S.A.*

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): *27,086,496*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Hyperion BH HoldingsII LLC.*

No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer

Category of Identity Number: *Registration number in Israel, Incorporation overseas*

Identity Number: *2924980*

Citizenship/Country of Incorporation or Registration: *Incorporated overseas*

Country of Citizenship/Incorporation or Registration: *U.S.A.*

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): *1,108,564*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Scott Shay*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Passport Number*
Identity Number: *111321565*
Citizenship/Country of Incorporation or Registration: *Private person without Israeli citizenship*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *340,602*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *11*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *12*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *45,403*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 20/01/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 21/02/2005
Reference: 2005-01-013576

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Report rectifying a misstated report which was sent on February 17, 2005 the reference number of which is: 2005–01–012394

The misstatement: rectification of the percent of change fully diluted in the holdings of the interested parties.

The reason: scribal error

The rectification: as set out below.

Immediate Report Regarding Changes in the Holdings of Interested Parties

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Arison Holdings (1998) Ltd.*
Category of Identity Number: *Number of the Registrar of Companies in Israel*
Identity Number of the Holder: *512705153*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale outside the Stock Exchange*
Date of Change: *February 17, 2005*
Transaction Price: *1,605* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *234,205,997*
Change in Quantity of Securities: *-27,000,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *207,205,997*
Extent of Holding after the Change: In the capital: *16.48%* In voting power: *16.48%*

Extent of Holding after the Change (fully diluted): In the capital: *16.33%* In voting power: *16.33%*
Clarification No.1.

2
Name of the Corporation/Surname and First Name of the Holder: *Israel Salt Industries Ltd.*
Category of Identity Number: *Number of the Registrar of Companies in Israel*
Identity Number of the Holder: *520037573*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale outside the Stock Exchange*
Date of Change: *February 17, 2005*
Transaction Price: *1,605* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *111,875,381*
Change in Quantity of Securities: *-23,500,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *88,375,381*
Extent of Holding after the Change: In the capital: *7.03%* In voting power: *7.03%*
Extent of Holding after the Change (fully diluted): In the capital: *6.97%* In voting power: *6.97%*
Clarification No.1.

3
Name of the Corporation/Surname and First Name of the Holder: *Hyperion BH Holdings LLC*
Category of Identity Number: *Registered number in Israel, incorporated overseas*
Identity Number of the Holder: *2910535*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale outside the Stock Exchange*
Date of Change: *February 17, 2005*
Transaction Price: *1,605* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *31,586,496*
Change in Quantity of Securities: *-4,500,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated. i.e. by the sign "-".
Present Balance (in quantity of securities): *27,086,496*

Extent of Holding after the Change:	In the capital:	*2.16%*	In voting power:	*2.16%*
Extent of Holding after the Change (fully diluted):	In the capital:	*2.14%*	In voting power:	*2.14%*
Clarification No.1.				

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Description
1	Date of actual execution (settlement) of the transaction is next Monday, February 21, 2005

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

   Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *February 17, 2005 at 11:30 a.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 20/01/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 23/02/2005
Reference: 2005-01-014494

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Report rectifying a misstated report which was sent on February 21, 2005 the reference number of which is: 2005–01–013576

The misstatement: The actual date of execution of the transaction according to plan for the sale of shares of Bank Hapoalim B.M. (the Bank) by the controlling parties of the Bank as reported in the Immediate Report dated February 21,2005, was changed, and in fact the transaction was executed as set forth in this rectifying report.

The reason: The shareholders of the Bank notified the Bank on February 22, 2005, in the hours of the evening, that in fact the transaction of selling the shares by part of the controlling parties of the Bank was actually executed at different times from the planned time specified in the previous immediate report dated February 21, 2005. The updated times of execution of the transaction by each one of the shareholders is set forth in this rectifying report.

The rectification: Rather than as set forth in Explanation 1 of the Immediate Report document of February 21, 2005 which reported that the actual date of execution (settlement) of the transaction for selling shares of the Bank by part of the controlling parties as planned, was to have been on Monday, February 21, 2005, those shareholders informed the Bank on February 22, 2005, in the hours of the evening that in fact, Arison Holdings (1998) Ltd. and Salt Industries Ltd. executed the transaction on Sunday, February 20, 2005 and Hyperion executed the transaction on Tuesday, February 22, 2005.
The rectification of the actual date of execution of the transaction is set forth in Explanations 1 and 2 below of this rectifying report.
All other particulars specified in the Immediate Report of February 21, 2005 remain unchanged.

Immediate Report Regarding Changes in the Holdings of Interested Parties

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Arison Holdings (1998) Ltd.*

Category of Identity Number: *Number of the Registrar of Companies in Israel*
Identity Number of the Holder: *512705153*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale outside the Stock Exchange*
Date of Change: *February 17, 2005*
Transaction Price: *1,605* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *234,205,997*
Change in Quantity of Securities: *-27,000,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *207,205,997*
Extent of Holding after the Change: In the capital: *16.48%* In voting power: *16.48%*
Extent of Holding after the Change (fully diluted): In the capital: *16.33%* In voting power: *16.33%*
Clarification No.1.

2
Name of the Corporation/Surname and First Name of the Holder: *Israel Salt Industries Ltd.*
Category of Identity Number: *Number of the Registrar of Companies in Israel*
Identity Number of the Holder: *520037573*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale outside the Stock Exchange*
Date of Change: *February 17, 2005*
Transaction Price: *1,605* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *111,875,381*
Change in Quantity of Securities: *-23,500,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *88,375,381*
Extent of Holding after the Change: In the capital: *7.03%* In voting power: *7.03%*
Extent of Holding after the Change (fully diluted): In the capital: *6.97%* In voting power: *6.97%*
Clarification No.1.

3

Name of the Corporation/Surname and First Name of the Holder: *Hyperion BH Holdings LLC*
Category of Identity Number: *Registered number in Israel, incorporated overseas*
Identity Number of the Holder: *2910535*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale outside the Stock Exchange*
Date of Change: *February 17, 2005*
Transaction Price: *1,605* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *31,586,496*
Change in Quantity of Securities: *-4,500,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *27,086,496*
Extent of Holding after the Change: In the capital: *2.16%* In voting power: *2.16%*
Extent of Holding after the Change (fully diluted): In the capital: *2.14%* In voting power: *2.14%*
Clarification No.2.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Description
1	Date of actual execution (settlement) of the transaction is Sunday, February 20, 2005
2	Date of actual execution (settlement) of the transaction is Tuesday, February 22, 2005

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

   Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *February 17, 2005 at 11:30 a.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 20/01/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Tel: 03-5673800; Fax: 03-5674576

Date: 28 February, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

Re: **Immediate Report**

Pursuant to the immediate report dated February 20, 2005, Bank Hapoalim Ltd. (the "Bank"), hereby respectfully notifies as follows:

Pursuant to the Prospectus filed with the Israeli Securities Authority on February 27, 2005 by Poalim Hanpakot Ltd. (the "Company"), which is a company wholly owned by the Bank, and to the permit issued by the Securities Authority to the Company to issue Series 23 Bonds and Series 24 Bonds (the "Bonds"), the Bank hereby notifies, based on the resolution of the Bank's Board of Directors of February 17, 2005, that the Bank has resolved to assume the following undertaking to the Company:

1. The full net consideration of the Bonds issue shall be deposited by the Company in deposits in its name at the Bank ("Deposits"), such that its rights due to the funds deposited in the Deposits shall have equal priority to that of the other deposits at the Bank (with the exception of other deposits, for which a lower priority shall have been explicitly determined). The terms and conditions of the Deposits shall be similar to the terms and conditions of the Bonds.

2. The Bank shall undertake to the Company to fulfill its undertakings thereto due to the Deposits by direct payment, to the holders of each Bond series, of the sums to which they shall be entitled under the Bonds held thereby; namely, the principal and linkage amounts which shall be due to them under the Bonds.

   The Bank's said undertaking is backed by an agreement dated August 4, 1986 and by Amendments thereto dated July 5, 1988, September 17, 1988 and March 3, 2003, and constitutes part of the Trust Deed between the Company and the Trustee for the Bonds.

3. Following are the Bonds' particulars:

   a. Series 23:

      Up to NIS 844,000,000 par value of Series 23 Bonds, out of a series of NIS 1,500,000,000 par value of registered Series 23 Bonds. The principal of the Series 23 Bonds is payable in a single payment on March 10, 2014. The Bonds shall be linked to the CPI and shall bear no interest. The Series 23 Bonds shall be issued at a discount, as specified in the Prospectus, and shall be offered in 844,000 units, each comprising NIS 1,000 par value of Series 23 Bonds, in a tender for the unit price which shall be no less than NIS 667, as specified in the Prospectus.

b. Series 24:

Up to NIS 673,615,000 par value of Series 24 Bonds, out of a series of NIS 1,200,000,000 par value of registered Series 24 Bonds. The principal of the Series 24 Bonds is payable in a single payment on March 10, 2010. The Bonds shall be linked to the CPI and shall bear no interest. The Series 24 Bonds shall be issued at a discount, as specified in the Prospectus, and shall be offered in 673,615 units, each comprising NIS 1,000 par value of Series 24 Bonds, in a tender for the unit price which shall be no less than NIS 828, as specified in the Prospectus.

4. To secure the Bondholders' rights, the Company shall, with the Bank's consent, pledge the Deposits in favor of the Trustee for the Bonds (respectively, for each series).

5. The Company has received TASE's consent, in principle, to list the issued Bonds thereon.

Bank Hapoalim Ltd.
Head Office

(-)
Sharona Tamir, Adv.
Deputy Secretary of the Bank

(-)
Dan Koller
Manager, ALM Division

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781



Date: March 6, 2005
Our Ref.: 802/05
Telephone: 03-5673800
Fax: 03-5674576

To : The London Stock Exchange

Re: Immediate Report

Bank Hapoalim reports that it has received notice from the Israel Police of an investigation that is being conducted regarding suspicions of money laundering in which clients and employees of the Bank are allegedly involved.
The management of the Bank has instructed its employees to fully cooperate with the investigators.

The Bank reports that it has acted and is acting extensively to implement the rules set forth in the Prohibition of Money Laundering Law and in the orders and instructions promulgated for the implementation thereof, as was stressed also by the Supervisor of Banks in his announcement on the matter.

The management of the Bank is following closely the development of the investigation and will cooperate closely with the Supervisor of Banks and with the Israel Police.

Sincerely,

Bank Hapoalim B.M..
Headquarters

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Telephone: 03-5673800, Fax: 03-5674576

Bank Hapoalim

Date: March 13, 2005
Our Ref.: 802/05

To : The London Stock Exchange

Re: Immediate Report

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises, that at the meeting of the Board of Directors of the Bank, which was convened on Thursday, the 10th of March, 2005 in the afternoon, the following resolutions were adopted:

1. To take steps for the purpose of selling the entire holdings of the Bank in Signature Bank, by publishing an Offer of Sale to the public in the United States.

   Signature Bank is a subsidiary company of the Bank, operating as a bank in the State of New York, USA, whose shares are traded on the NASDAQ Stock Market. The Bank's holdings in Signature Bank (immediately prior to the offer of sale) amount to about 59% of the shares of Signature Bank (before dilution).

2. Implementation of the aforesaid resolution is conditioned upon obtaining all of the permits and approvals required by the United States and the Israeli law for carrying out the Offer of Sale and is also subject to market conditions in the United States.

Sincerely,

Bank Hapoalim B.M..
Headquarters

(-)	(-)
Yoram Weissbrem	**Sharona Tamir, Adv.**
Secretary of the Bank	Deputy Secretary of the Bank



Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Telephone: 03-5673800, Fax: 03-5674576

Date: March 13, 2005
Our Ref.: 802/05

To : The London Stock Exchange

Re: Immediate Report

Further to the Immediate Report of March 13, 2005, Reference no. 2005-01-020896, and upon the request of the Tel Aviv Stock Exchange, we hereby advise:

1. The closing price of Signature Bank shares on the NASDAQ Stock Exchange on Friday, March 11, 2005, was 28.08 U.S. dollars per share, reflecting a market value of approximately 823 million U.S. dollars for Signature Bank.

2. The shares of Signature Bank which are held by Bank Hapoalim B.M. (the "Bank") are listed at a value of 11.60 U.S. dollars per share.

3. The Bank holds approximately 17,470,000 shares of Signature Bank.

Sincerely,

Bank Hapoalim B.M..
Headquarters

(-)	(-)
Yoram Weissbrem	**Sharona Tamir, Adv.**
Secretary of the Bank	Deputy Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Telephone: 03-5673800, Fax: 03-5674576

Date: March 21, 2005
Our Ref.: 802/05

To : The London Stock Exchange

Re: Immediate Report

Following an item of news, the source of which is unknown, which was published in the Globes newspaper on Sunday evening, March 20, 2005, regarding the financial results of Bank Hapoalim B.M. (hereinafter: "the Bank") for the year 2004, the Bank advises that the data published in the Globes reflects - subject only to minor changes - the financial results contained in the financial reports, to be presented for the approval of the Board of Directors of the Bank today, March 21, 2005, in the afternoon.

The financial results of the Bank, as approved by the Board of Directors, will be published later today.

Sincerely,

Bank Hapoalim B.M..
Headquarters

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: March 21, 2005
Reference: 802/05

Bank of Israel
Banking Supervison
20 Yavne St.,
Tel Aviv

Registrar of Companies
97 Jaffa Road
Jerusalem

Dear Sir or Madam,

RE: **Resolution of the Board of Directors dated March 21, 2005 to pay dividend**

1. a. We respectfully advise you that at its meeting of March 21, 2005, at 14:30 in the afternoon, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 338,722,427.

   b. The dividend in the sum of NIS 338,722,427 constitutes 27% on the issued and paid-up capital of the Bank, namely 27 agurot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 25%.

   d. The Board of Directors resolved to determine March 30, 2005, as the record date for the purpose of paying the dividend, with the "*ex*" date being March 31, 2005 and the payment date to be April 14, 2005.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on March 21, 2005, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

3. At it's meeting of March 21, 2005, the Board of Directors ratified once again its resolution of June 30, 1998 with regard to the Bank's dividend policy, whereby at least one half of the net profit of the Bank is to be distributed by way of dividend. Furthermore, the Board of Directors resolved that the distribution of dividend as aforesaid be made once every quarter.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

I. Behar
Head of Comptrolling
Deputy Managing Director

O. Levy
Manager of Comptrolling Division
Senior Assistant to the
Managing Director

bank hapoalim

Bank Hapoalim B.M.
Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

To:
Securities Authority
www.isa.gov.il

To:
Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *March 21, 2005*, the Board of Directors of the body corporate resolved to distribute a dividend.
2. The dividend amount payable is *NIS 338,722,427*.
   The dividend is *27%* of the issued and paid-up share capital.
3. Operative date (cum date): *March 30, 2005*.
   Ex-date: *March 31, 2005*.
   Dividend distribution date: *April 14, 2005*.
4. Tax rate deducted at source.
   Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 25% will be deducted from individuals, at source.
5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 4,311,000,000.*
6. Approval process for distribution of the dividend _________________.
7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
	0.27	NIS ___________	______________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: _________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on March 21, 2005 at 14:30.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.

At it's meeting of March 21, 2005, the Board of Directors ratified once again it's resolution of June 30, 1998 with regard to the Bank's dividend policy, whereby at least one half of the net profit of the Bank is to be distributed by way of dividend.
Furthermore, the Board of Directors resolved that the distribution of dividend as aforesaid be made once every quarter.

Head Office
Yehuda Halevy 63, Bank Hapoalim bldg., Tel-Aviv 65781
Tel: 03-5673800, Fax: 03-5674576

Date : March 21, 2005
Ref. : 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Approval of the Annual Report of Bank Hapoalim B.M.**

1. We wish to inform you that on March 21, 2005, at 14:45, the Board of Directors of Bank Hapoalim resolved to approve the Annual Report of Bank Hapoalim B.M. for 2004.

   The Annual Report includes the Board of Directors' report, the Board of Management's review of the state of affairs of the Banks Group and the results of it's operations, the Board of Directors' and Board of Management's report on their responsibility for the Annual Report and the financial statements.
   The Board of Directors has also approved the Periodic Report of the Bank for 2004.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5763-2003 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the Annual Report has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on March 21, 2005, and has been sent to the Bank of Israel and the Registrar of Companies in Israel as well.

3. Enclosed is a summary of the Annual Report of Bank Hapoalim B.M. for 2004.
   The full Annual Report for the year 2004 is available upon request, and can be accessed on the Bank's Internet site http://www.bankhapoalim.co.il.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
I. Behar	**O. Levy**
Senior Deputy Managing Director	Manager of Comptrolling Division
Chief Financial Officer	Senior Assistant to the
	Managing Director




Press
Release

March 21, 2005

Bank Hapoalim Group
Financial Statements for 2004

- Net profit – NIS 2,107 million, an increase of 55.3% compared to 2003.
- Net return on equity – 15.2% in 2004, compared to 10.4% in 2003.
- Profit from financing activities before provision for doubtful debts – NIS 7,071 million, an increase of 5.3% compared to 2003.
- Operating and other income – NIS 4,215 million, an increase of 15.0% compared to 2003.
- Provision for doubtful debts – NIS 1,768 million, a decrease of 25.1% compared to 2003.

Profit and Profitability

	For the three months ended December 31			For the year ended December 31		
	2004	2003	% change	**2004**	2003	% change
	In NIS millions			In NIS millions		
Net profit	**470**	345	36.2	**2,107**	1,357	55.3
Profit from financing activity before provision for doubtful debt	**1,739**	1,673	3.9	**7,071**	6,715	5.3
Provision for doubtful debts	**511**	629	-18.8	**1,768**	2,359	-25.1
Operating and other income	**1,124**	988	13.8	**4,215**	3,665	15.0
Operating and other expenses	**1,564**	1,660	-5.8	**6,378**	5,959	7.0
Operating profit before taxes	**788**	372	111.8	**3,140**	2,190	43.4
Operating profit after taxes	**480**	342	40.4	**1,779**	1,329	33.9

Head Office: 50 Rothschild Blvd., Tel Aviv 66883, Israel, Tel: 972-3 5673333 Fax: 972-3 5607028
New York • Chicago • Miami • Toronto • Montreal • London • Manchester • Paris • Zurich • Geneva Luxembourg • Berlin • Frankfurt • Budapest • Buenos Aires • Sao Paulo • Rio de Janeiro • Porto Alegre Sydney • Caracas • Mexico City • Montevideo • Panama City • Santiago • Cayman, and 318 Branches of the Group in Israel



Bank Hapoalim published its financial statements for 2004 today, reporting that the net profit of the Bank Group totaled NIS 2,107 million, a 55.3% increase compared to 2003.

Net return on equity also increased significantly, reaching 15.2% in 2004, compared to 10.4% in 2003.

This is the largest annual profit in the Bank's history.

Chairman of the Board of Directors, Shlomo Nehama, commented:

"2004 was a year of significant achievements for Bank Hapoalim. The Bank's vision was translated into a work plan, according to which the Bank will channel a larger part of its operations to foreign markets, in order to take advantage of growing business opportunities resulting from globalization and become a global player in the major financial markets."

- The Bank's strategic plan was formulated by the Board of Management based on the objectives presented, and was approved by the Board of Directors.
- Bank Hapoalim's shareholder base expanded, both in Israel and abroad.

Encouraging signs in recent months have created a more favorable environment for the banking sector in Israel.

This optimistic view of the economic developments expected in 2005 should be accompanied by a healthy dose of caution, due to risks that may be realized in various scenarios.

The present forecast is for continued economic growth in Israel and maintaining the level of inflation. Assuming that this forecast materializes, we are directing our plans at achieving a return on equity greater than 14% in 2005."

"Bank Hapoalim' vision is to continue to improve the level of service provided to our customers in Israel and abroad, and to strengthen our position as the leading bank in Israel," added the Chairman of the Board of Directors. "We place an important emphasis on the goals of the International Private Banking Segment, where we offer our customers a wide variety of financial products according to their needs and preferences.

We intend to continue to distribute dividends to shareholders each quarter, at a rate no lower than 50% of net profits. Dividend yield in 2004 was 7.8%.

We are proud of the Bank's varied social and community involvement, which is expressed in a range of activities and projects, in the area of culture and the arts, scholarships for studies, sponsorships for various social purposes, and contributions of computers and equipment. In 2004, the Bank Group's social and community involvement amounted to NIS 17.1 million. In 2005, the Bank will donate NIS20 million to social and community activities.

The strategic plan presents us with a considerable challenge; however, Bank Hapoalim has the benefit of a professional, experienced, proficient, dedicated team of managers and employees. We will apply all of our skills and experience and act with full dedication in order to meet this challenge, bringing added value to shareholders and a higher level of service to customers.



I would like to express my thanks to all our customers for the trust they have given us, and wish to assure them that we will continue to justify their trust; I would also like to thank our investors, and all of the employees and managers of the Bank Hapoalim Group, the best and most professional in Israeli banking."

The President and CEO of the Bank, Mr. Zvi Ziv, commented:

"Bank Hapoalim made considerable progress during 2004, both in Israel and abroad, and strengthened its position in the world of global banking. The impressive increase in profitability during the year is proof of the progress achieved. The strategic plan adopted by the Bank has already started to prove itself, and will serve as an excellent platform for the continued development of the Bank Group's operations."

"The Bank's achievements in 2004 reflect its broad range of activity and its focus on creating value for shareholders. Bank Hapoalim attained an increase in net profit and in return on equity, beyond our initial expectations. Further increases were recorded in net income from interest and in operating income, while the provision for doubtful debts decreased. The Bank also recorded capital gains, mainly as a result of the successful IPO of Signature Bank in New York.

The increase in the Group's net profit as compared to 2003 derived mainly from the following developments:

- The performance of the **Corporate Segment** improved, and was the most significant contributor to the increase in Bank Hapoalim's profits in 2004. The sector generated total profits of NIS 363 million in 2004, compared with only NIS 95 million in the previous year. This increase in the sector's profits accounts for 36% of the increase in the Bank's net profit.

  The improvement in the performance of the Corporate Segment, where most of the Bank's credit to the public is concentrated, led to a decrease in provisions for doubtful debt, to NIS 1,768 million, compared to NIS 2,359 million in 2003. The rate of specific provisions as a percentage of total credit dropped from 1.23% in 2003 to 0.96% in 2004. However, it should be emphasized that the macro-economic recovery did not reach all sectors of economic activity. The real estate sector in particular is still suffering from the prolonged recession. In fact, 41% of all provisions in 2004 were recorded in this sector alone, while only 16% of total credit is in this sector.

- **The resurgence in the Israeli and global financial markets** played a vital role in increasing operating income, which rose to NIS 4,215 million in 2004, compared to NIS 3,655 million in 2003, an increase of 15%. Specifically, income from the capital market reached NIS 1,305 million in 2004, compared to NIS 1,047 million in 2003, an increase of approximately 25%, constituting 47% of the improvement in operating income. Private banking customers made the most significant contribution to this activity, and capital market income in the private banking sector rose 44%, to NIS 511 million in 2004, compared to NIS 355 million in 2003.

  Retail customers benefited from the new Advisor system, which improves the professional financial consulting services provided by the Bank, and from the continued improvement in direct banking services. In this connection, it should be noted that in

January 2005, Bank Hapoalim's website was chosen as the best website in Israel by WebAwards; 50% of online banking transactions in Israel are conducted using the Bank's site.

Concurrently, the share of households' contribution to the Bank's profit decreased from 22.4% in 2003 to 11.6% in 2004, due to a decline in the sector's profitability, from NIS 304 million in 2003 to NIS 245 million in 2004. The decrease in profit was due to the high costs involved in providing service to this sector.

- Bank Hapoalim's **International Operations** continued their rapid growth, with net profit from this segment rising 40%, from NIS 208 million in 2003 to NIS 291 million in 2004. This amount of profit from international operations does not include the profits derived from the IPO of Signature Bank in New York. Net profit of Bank Hapoalim (Switzerland) increased by 32%, from NIS 40 million in 2003 to NIS 53 million in 2004. Bank Hapoalim (Switzerland) is a vital component of the Bank's Global Private Banking (GPB) activities, and of its policy of international expansion.

  The Bank launched its international website in 2004, which among other things allows GPB customers to obtain up-to-date information about available products and services. In 2005, GPB customers will also be able to receive information about their accounts through the improved website.

- The Bank enjoyed a significant increase in net profit from extraordinary activities, which reached a total of NIS 279 million in 2004, compared to NIS 38 million in 2003, mainly due to successful issues on NASDAQ of the shares of Signature Bank, a New York subsidiary of Bank Hapoalim, and the sale of some of the Bank's shares of the company. We recently announced our intention to sell the remainder of our holdings in Signature, mainly due to regulatory restrictions that apply to Bank Hapoalim which would impede our overall strategic plan to expand our operations. The sale of the Signature shares will generate financial resources that will be available for the development of other activities. Bank Hapoalim has noted in the past that it intends to significantly enlarge the scope of its international operations in the coming years.

- The innovative compensation structure for Bank employees presented in 2004 is helping the Bank control increases in costs, while enabling Bank employees to share in the increase in the Bank's profitability. The Bank's total operating and other expenses increased by 7% in 2004, while total salary expenses, excluding bonuses and one-time grants, rose 3.3%."



Balance Sheet Developments

The uneven economic growth in 2004, which was based mainly on growth in exports and in private consumption, did not create a great deal of demand for loans by corporate customers. This was apparent in the Bank's overall balance sheet, which was characterized by the following developments:

- **Credit to the public** did not increase: Credit to the public totaled NIS 182.5 billion, compared to NIS 184.1 billion at the end of 2003. This decrease was more than offset by the increase in holdings of corporate bonds (which are a substitute for credit), from NIS 11.6 billion in 2003 to NIS 16.5 billion in 2004.

- **Total deposits from the public remained stable, with a significant increase in AUM** (assets under management): Deposits from the public increased slightly, to NIS 206.7 billion, compared to NIS 204.2 billion at the end of 2003. The balance of assets under management (AUM) increased by 16.7%, from NIS 194.9 billion at the end of 2003 to NIS 227.4 billion at the end of 2004, an increase reflecting the strength of the capital market in 2004 and the gains in securities.

- **Stronger minimal capital ratio, particularly Tier 1, and an increase in total capital:** The ratio of capital to risk components reached 10.99%, compared to 10.37% at the end of 2003. The ratio of Tier 1 capital to risk components reached 7.42%, compared to 6.62% in the previous year. Shareholders' capital of the Bank totaled NIS 15.2 billion, compared to NIS 14.3 billion at the end of 2003, an increase of 6.4%.

- **A dividend of at least 50% of net profit** paid each quarter. A total of NIS 1,125 million (NIS 0.97 per share) was distributed to shareholders as a dividend in 2004. An additional dividend in the amount of NIS 339 million was announced, to be distributed in April 2005.



Segments of Activity

	NIS millions				
Net profit	**2004**	**2003**	**Change**	Contribution to growth (%)	Change (%)
Private banking segment	342	266	76	10.1	28.6
International activity segment	291	208	83	11.1	39.9
Households segment	245	304	-59	-7.9	-19.4
Housing finance segment	118	108	10	1.3	9.3
Small businesses segment	39	29	10	1.3	34.5
Corporate segment	363	95	268	35.7	282.1
Commercial banking segment	67	3	64	8.5	-
Financial management segment	130	102	28	3.7	27.5
Others and adjustments	512	242	270	36.0	111.6
Total	**2,107**	**1,357**	**750**		

The Bank Group operates in Israel and abroad, providing a wide range of banking and financial services to its customers; the Bank also engages in diverse investments in various economic sectors, principally in Israel, by means of equity-basis investee companies.

The activity of the Bank Group is managed via several main segments of activity, including the following:

Private Banking Segment - provides a range of multi-channel advanced banking services and financial products to private banking customers. The segment operates via the Bank's network of branches, as well as through direct channels: the Internet and "Poalim by Telephone". Private banking customers receive service from separate private banking units within Bank branches, which provide them with comprehensive banking services. Customers are in contact with employees or private banking advisors, depending on their needs. In addition, the segment includes the Platinum Department for high net worth customers, who receive personal service from advisors.

The segment's income totaled NIS 1,657 million in 2004, compared with NIS 1,449 million in 2003, mainly due to income from credit cards and capital market activity.

Net profit totaled NIS 342 million, compared with NIS 266 million in 2003.



International Activity Segment – includes the Bank Group's activity abroad, which is conducted primarily via the Bank's branches in the USA and the UK, the International Private Banking Center in Israel, subsidiaries in Switzerland, the USA, and the UK, and representative offices in Latin America, Australia, and Europe.

The Bank's activity abroad focuses on granting credit to local and foreign borrowers, mainly by means of participations with leading banks abroad, granting of credit to borrowers with an Israeli affinity, and investment in bonds, as well as to private banking customers, by providing private and professional banking services and global asset management services to high net worth customers.

Net profit of the International Activity Segment totaled NIS 291 million, compared with NIS 208 million in 2003.

Households Segment – provides a wide range of banking services and financial products to households. The segment operates via the Bank's network of branches throughout Israel, as well as through direct channels. The segment, through the network of branches under its responsibility, also provides banking products and services to Bank customers belonging to other segments. The principal banking products supplied by the segment include: banking services, credit, deposits, savings plans, provident funds, mutual funds, and credit cards.

The segment's income totaled NIS 3,166 million in 2004, compared with NIS 3,091 million in 2003. Net profit totaled NIS 245 million, compared with NIS 304 million in 2003, a decrease of 19.4%.

Corporate Segment – provides a range of banking services to the largest companies in the Israeli economy. The products and services of the segment are adapted to the needs of the segment's customers, and mainly include corporate credit, project finance, financial services, foreign trade activity, and transactions in derivative financial instruments.

In 2004, the segment's income totaled NIS 2,050 million, compared with NIS 2,066 million in 2003. Net profit of the Corporate Segment totaled NIS 363 million, compared to a net profit of NIS 95 million n 2003, mainly as a result of the decrease in the provision for doubtful debts.

Commercial Segment – provides a range of banking services to middle market business customers that utilize credit lines of up to $10 million. The segment operates via eight Business Centers throughout Israel, which also provide investment services to customers by certified investment advisors, as well as legal support for business processes.

The segment's income totaled NIS 564 million in 2004, compared with NIS 566 million in 2003. The segment ended 2004 with a net profit of NIS 67 million, compared with a net profit of NIS 3 million in 2003, due mainly to a sharp decrease in the provision for doubtful debts.



Banking subsidiaries in Israel contributed a total of NIS 96 million to the Bank's net operating profit, compared to NIS 66 million in 2003. The Bank's return on its investments in banking subsidiaries in Israel reached 10.2%, compared with 15.4% in 2003.

Credit card income – the contribution of credit card companies to the Bank's net profit totaled NIS 105 million, compared with NIS 97 million in 2003, an increase of 8.2%.

For further information please contact the Bank's Spokesperson:
Bank Hapoalim BM., Yehuda Halevi 63, Tel Aviv 65781, Israel
Tel: +972-3-567-3635 Fax: +972-3-567-3500
poalim.spokesperson@mailpoalim.co.il

bank hapoalim

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Telephone: 03-5673800, Fax: 03-5674576

Date: March 29, 2005
Our Ref.: 802/05

To : The London Stock Exchange

Re: Immediate Report

Further to the immediate reports which it issued on March 13, 2005, Bank Hapoalim B.M. ("the Bank") wishes to advise as follows:

At midnight between March 28 and 29, 2005, an agreement was reached between the Bank and a group of underwriters (as detailed below) regarding the sale of all of the Bank's holdings in Signature Bank, a subsidiary of the Bank, operating as a bank in the State of New York, U.S.A. ("Signature Bank").

According to the agreement, all of the Bank's holdings in Signature Bank will be sold, i.e. 17.3 million shares, at a price of US$26.40 per share. As set forth below, the underwriters are to receive a commission at the rate of 4% out of the proceeds of the sale.

Of the total holdings of the Bank in Signature Bank, 15.2 million shares will be sold to the public. Moreover the underwriters shall have an option of purchasing an additional quantity of some 2.1 million shares, at the aforesaid price, within a period of 30 days.

Friedman Billings Ramsey and Lehman Brothers will act as lead managers of the group of underwriters.

Additional participants in the group of underwriters are William Blair & Company, Oppenheimer & Co. and Sandler O'Neill & Partners, L.P.

The transaction of the sale will be closed on March 31, 2005, and commencing therefrom, the Bank shall cease to exercise control over Signature Bank.

The total amount of the proceeds of the sale of all of the Bank's holdings in Signature Bank, after deducting underwriters' commissions will be about US$439 million, before payment of taxes and additional expenses.

Sincerely,

Bank Hapoalim B.M..
Headquarters

(-)
Ilan Mazur, Advocate
Chief Legal Adviser

(-)
Yoram Weissbrem
Secretary of the Bank



Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 29 March, 2005
Reference: 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Further to the Immediate Reports of Bank Hapoalim B.M. (hereinafter: "the Bank") of 24 November 2004, and 1 December 2004, the Bank hereby reports that on 29 March, 2005 at app. 14:30, Bank Hapoalim (Switzerland) Ltd., a wholly owned subsidiary of the Bank, signed a Share Purchase Agreement for the purchase of the Swiss Bank: New–York–Inter Maritime Bank, Geneva (BNY-IMB), in its entirety. The agreement was made with the shareholders of BNY-IMB, i.e. the Bruce Rappaport family (directly and via a company controlled by a member of the family), and the American Bank: The Bank of New-York Company Inc.

The purchase price to be paid by Bank Hapoalim (Switzerland) Ltd. shall be app. 95 Million CHF, subject to further adjustments to be made by the parties.

The completion of the transaction is subject to the fulfillment of various pre-conditions, including the receipt of a permit from the Governor of the Bank of Israel, and an approval from the Federal Banking Commission in Switzerland.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

Ilan Mazur	Yoram Weissbrem
Chief Legal Adviser	Secretary of the Bank

29.03.2005.doc

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/04/2005
Reference: 2005-01-016668

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Became
an Interested Party of the Corporation by Virtue of His Holdings
Regulation 33(e) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. Details of the Holder:
   First Name:
   Surname/Name of Corporation: *Alliance Capital Management L.P.*
   Category of Identity Number: *Other identity number*
   Identity Number: *13-34334400*
   Citizenship/Country of Incorporation or Registration: *Incorporated abroad*
   Country of Citizenship/Incorporation or Registration: *USA*
   Address: *1345 Avenue of the Americas, New York, NY 10105*
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*

2. Details of the Transaction Following Which the Holder Became an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577.*
   c. Date of Execution of the Transaction: *September 2, 2004.*
   d. Nature of the Transaction: *Increase*
   e. Quantity of Securities Pertaining to the Transaction: *89,250,000*
   f. Price at which the Transaction Was Executed:
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*89,250,000*	*No*	*7.10*	*7.10*	*7.03*	*7.03*

b. ● The Holder is not a banking corporation or an insurer:
○ The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4. *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*

* *It should stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. ● The interested party does not hold shares or convertible securities of a subsidiary or a related company of the reporting corporation
   ○ The interested party holds shares or convertible securities of a subsidiary or a related company of the reporting corporation, as set forth below:

1.
Name of the Subsidiary or Related Company of the Reporting Corporation:
Category of Identity Number:
Identity Number:
Citizenship/Country of Incorporation or Registration:
Country of Citizenship/Incorporation or Registration:
Nature of the Connection with the Reporting corporation:
Category of Security: Quantity of Security:
Extent of Capital Holding: __% Extent of Holding of Voting Power: ______%

5. Additional Details:
   a. *Alliance Capital Management L.P. (ACMLP) holds shares for others. This report is only for the quantity of shares with respect to which ACMLP has voting rights.*
   b. *The date of execution of the transaction is the date on which the holding was first reported.*

6. The date and time when the corporation first learned of the occurrence or the subject matter: *September 2, 2004* at *13:25 p.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 20/01/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/04/2005
Reference: 2005-01-016671

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.48	16.48	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.03	2.03	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	Hyperion BH Holdings LLC	BNHP Ordinary Shares	27,086,496	2.16	2.16	2.14	2.14
6	Hyperion BH Holdings II LLC	BNHP Ordinary Shares	1,108,564	0.09	0.09	0.09	0.09
7	Scott Shay	BNHP Ordinary Shares	340,602	0.03	0.03	0.03	0.03
8	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
9	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
10	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
11	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
12	Joseph Dauber	BNHP Ordinary Shares	45,403	0.00	0.00	0.00	0.00
13	Alliance Capital Management L.P	BNHP Ordinary Shares	89,250,000	7.10	7.10	7.03	7.03

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH Holdings LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2910535*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *27,086,496*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH HoldingsII LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2924980*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,108,564*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Scott Shay*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Passport Number*
Identity Number: *111321565*
Citizenship/Country of Incorporation or Registration: *Private person without Israeli citizenship*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *340,602*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *11*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *12*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *45,403*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *13*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *0*
Change in Quantity of Securities: *89,250,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 20/01/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 21/04/2005
Reference: 2005-01-018789

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Resolution
of the Company under Section 255 of the Companies Law
Regulation 37A of the Securities (Periodic & Immediate Reports) Regulations 5730-1970

On March 31, 2005 the Board of Directors of the Company resolved *to approve* such actions of office holders which are enumerated in Section 254 (a) of the Companies Law, 5759-1999 as follows:

1. Details of the office holders:

No.	Name of Office Holder	Office
1	*Israel Makov*	*Director*
2	*Shy Talmon*	*Member of Board of Management, Deputy CEO*
3	*Hanna Pri-zan*	*Member of Board of Management, Deputy Managing Director*
4	*Yakov Rozen*	*Member of Board of Management, Senior Deputy Managing Director*

2. Transaction Date and Particulars Thereof:
Approval is given to the contractual relations between the Bank and the companies listed below (companies in which the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties) and which were instituted before such persons became office holders of the Bank. Moreover, approval is given to the contractual relations between the Bank and the companies listed below (companies in which the spouses and/or relatives of the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties), and which were instituted before such persons became office holders of the Bank. Furthermore, it was approved that there is nothing to prevent the aforesaid office holders from carrying out their functions notwithstanding that they and/or their spouses and/or their relatives are considered to be interested parties also in other companies listed below. The continued granting of banking services was also approved for each one of the companies listed below which the Bank usually grants to its customers in the normal course of business, provided that such services are not likely to create credit exposures and/or the granting of benefits and/or concessions not in accordance with the Bank's scale of charges. Credit transactions with these companies, if required, will receive approval in accordance with the provisions of the Bank's Articles of Association and the Companies Law.

3. The Procedures by which *the Transaction was Approved*:
   Approval of the Board of Directors of the Bank was obtained as required by the Companies Law, 5759-1999.

4. The Reasons *for Approving the Transaction*:
   The transaction and/or transactions, the operation and/or operations and the banking services which were approved are given in the normal course of the business of the Bank and in accordance with the procedures of the Bank and the scale of authorities and the procedures of the Board of Directors, and they do no harm to the good of the Bank, on the contrary.

   There follows a list of the companies in which an office holder of the Bank officiates as a director or as an office holder thereof (and which relates to Clause 2 above):

   (In addition to the list attached to our letters of December 18, 2000 numbered 802/00 and of February 5, 2001 numbered 802/01 and of March 12, 2001 numbered 802/01 and of April 2, 2001 numbered 802/01 and of July 8, 2001 numbered 802/01 and of August 5, 2001 numbered 802/01 and of May 13, 2002 numbered 802/02 and of June 15, 2003 numbered 802/03 and of June 25, 2003 numbered 802/03 and of January 14, 2004 numbered 058227 and of June 8, 2004 numbered 109491).

   Israel Makov (brother)
   Brome Compounds Ltd.
   Data Care

   Shy Talmon (brother)
   Negev Team (1997) Ltd.

   Hanna Pri-Zan
   The Israel Classical Ballet
   Board of Trustees of the University of Haifa
   Society of Friends of the Bat Sheva Troup
   The Fund for Peace Society
   Society of Friends in Israel of the Weizmann Institute
   Poalim Asset Management (Ireland) Ltd.
   Poalim Asset Management (U.K.) Ltd.
   PAM Holdings Ltd.

   Yacov Rozen
   Poalim Trust Services Ltd.
   Poalim Ofakim

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 18/04/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 21/04/2005
Reference: 2005-01-019041

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties
Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Joseph Dauber*
Category of Identity Number: *Identification document number*
Identity Number of the Holder: *004143699*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *A private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *December 26, 2004*
Transaction Price: *1,398* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *45,403*
Change in Quantity of Securities: *-5,828*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *39,575*
Extent of Holding after the Change: In the capital: *0%* In voting power: *0%*
Extent of Holding after the Change (fully diluted): In the capital: *0%* In voting power: *0%*
Clarification No.

2
Name of the Corporation/Surname and First Name of the Holder: *Joseph Dauber*
Category of Identity Number: *Identification document number*
Identity Number of the Holder: *004143699*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Citizenship/Country of Incorporation or Registration: *A private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *December 26, 2004*
Transaction Price: *1,399* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *39,575*
Change in Quantity of Securities: *-3,900*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *35,675*
Extent of Holding after the Change: In the capital: *0%* In voting power: *0%*
Extent of Holding after the Change
(fully diluted): In the capital: *0%* In voting power: *0%*
Clarification No.

3
Name of the Corporation/Surname and First Name of the Holder: *Joseph Dauber*
Category of Identity Number: *Identification document number*
Identity Number of the Holder: *004143699*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *A private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *March 2, 2005*
Transaction Price: *1,596* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *35,675*
Change in Quantity of Securities: *-13,485*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *22,190*
Extent of Holding after the Change: In the capital: *0%* In voting power: *0%*
Extent of Holding after the Change
(fully diluted): In the capital: *0%* In voting power: *0%*
Clarification No.

4
Name of the Corporation/Surname and First Name of the Holder: *Joseph Dauber*
Category of Identity Number: *Identification document number*
Identity Number of the Holder: *004143699*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of *No*

shareholders who hold securities of the Corporation together with him:
Citizenship/Country of Incorporation or Registration: *A private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *March 2, 2005*
Transaction Price: *1,595* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *22,190*
Change in Quantity of Securities: *-5,660*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *16,530*
Extent of Holding after the Change: In the capital: *0%* In voting power: *0%*
Extent of Holding after the Change (fully diluted): In the capital: *0%* In voting power: *0%*
Clarification No.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Description
1	

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

   Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *April 20, 2005 at 15:00 p.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 18/04/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 21/04/2005
Reference: 2005-01-019047

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.48	16.48	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.03	2.03	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	Hyperion BH Holdings LLC	BNHP Ordinary Shares	27,086,496	2.16	2.16	2.14	2.14
6	Hyperion BH Holdings II LLC	BNHP Ordinary Shares	1,108,564	0.09	0.09	0.09	0.09
7	Scott Shay	BNHP Ordinary Shares	340,602	0.03	0.03	0.03	0.03
8	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
9	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
10	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
11	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
12	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
13	Alliance Capital Management L.P	BNHP Ordinary Shares	89,250,000	7.10	7.10	7.03	7.03

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*

2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: _______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: _______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH Holdings LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2910535*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *27,086,496*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH HoldingsII LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2924980*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,108,564*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Scott Shay*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Passport Number*
Identity Number: *111321565*
Citizenship/Country of Incorporation or Registration: *Private person without Israeli citizenship*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *340,602*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *11*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *12*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *45,403*
Change in Quantity of Securities: *-28,873*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *13*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *89,250,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 18/04/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 21/04/2005
Reference: 2005-01-019047

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Report rectifying a misstated report which was sent on April 21, 2005 the reference number of which is: 2005–01–019041

The misstatement: wrong Identification Document number

The reason: scribal error.

The rectification: updated identity number of the holder

Immediate Report Regarding Changes in the Holdings of Interested Parties

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Joseph Dauber*
Category of Identity Number: *Identification document number*
Identity Number of the Holder: *007447584*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *A private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *December 26, 2004*
Transaction Price: *1,398* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *45,403*
Change in Quantity of Securities: *-5,828*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *39,575*

Extent of Holding after the Change:	In the capital:	*0%*	In voting power:	*0%*
Extent of Holding after the Change (fully diluted):	In the capital:	*0%*	In voting power:	*0%*
Clarification No.				

2

Name of the Corporation/Surname and First Name of the Holder: *Joseph Dauber*
Category of Identity Number: *Identification document number*
Identity Number of the Holder: *007447584*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *A private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *December 26, 2004*
Transaction Price: *1,399* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *39,575*
Change in Quantity of Securities: *-3,900*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *35,675*

Extent of Holding after the Change:	In the capital:	*0%*	In voting power:	*0%*
Extent of Holding after the Change (fully diluted):	In the capital:	*0%*	In voting power:	*0%*
Clarification No.				

3

Name of the Corporation/Surname and First Name of the Holder: *Joseph Dauber*
Category of Identity Number: *Identification document number*
Identity Number of the Holder: *007447584*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *A private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *March 2, 2005*
Transaction Price: *1,596* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *35,675*
Change in Quantity of Securities: *-13,485*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".

Present Balance (in quantity of securities): *22,190*
Extent of Holding after the Change: In the capital: *0%* In voting power: *0%*
Extent of Holding after the Change
(fully diluted): In the capital: *0%* In voting power: *0%*
Clarification No.

4
Name of the Corporation/Surname and First Name of the Holder: *Joseph Dauber*
Category of Identity Number: *Identification document number*
Identity Number of the Holder: *007447584*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *A private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *March 2, 2005*
Transaction Price: *1,595* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *22,190*
Change in Quantity of Securities: *-5,660*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *16,530*
Extent of Holding after the Change: In the capital: *0%* In voting power: *0%*
Extent of Holding after the Change
(fully diluted): In the capital: *0%* In voting power: *0%*
Clarification No.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Description
1	

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *April 20, 2005 at 15:00 p.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 18/04/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office
Yehuda Halevy 63, Bank Hapoalim bldg., Tel-Aviv 65781
Tel: 03-5673800, Fax: 03-5674576

Date : May 19, 2005
Ref. : 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Approval of the financial statements of Bank Hapoalim B.M. as at March 31, 2005**

1. We wish to inform you that on May 18, 2005, at 16:30, the Board of Directors of Bank Hapoalim B.M. resolved to approve the financial statements as at March 31, 2005.

   The financial statements include the Board of Directors' report, the Board of Management's review of the state of affairs of the Banks Group and the results of it's operations and the condensed financial statements.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on May 19, 2005, and has been sent to the Bank of Israel and the Registrar of Companies in Israel as well.

3. Enclosed is a summary of the financial statements of the bank as at March 31, 2005.
   The full financial statements are available upon request, and can be accessed on the Bank's Internet site http://www.bankhapoalim.co.il.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
I. Behar	**O. Levy**
Senior Deputy Managing Director Chief Financial Officer	Manager of Comptrolling Division Senior Assistant to the Managing Director


bank hapoalim


Press
Release

May 19, 2005

Bank Hapoalim Group
Financial Statements for the First Quarter of 2005

- **Net profit** – NIS 926 million in the first quarter of 2005, an increase of 80.5% compared to the same quarter last year.

- **Net profit from extraordinary transactions, after taxes** – NIS 540 million, resulting mainly from the sale of the majority of the shares of Signature Bank.

- **Net return on equity** – 26.7%, in annual terms, compared to 15.2% in the same period last year and 15.2% in the whole of 2004. Note that the ROE calculated taking into consideration the profit from the sale of the shares of Signature Bank in annual terms, rather than as a quarterly rate, is 14.13%.

- **Profit from financing activities before provisions for doubtful debts** in the first quarter of 2005 – NIS 1,795 million, an increase of 3.9% compared to the same period last year.

- **Operating and other income** – NIS 1,058 million, an increase of 3.5% compared to the first quarter of 2004.

- **Declared dividend** – NIS 528 million.

Bank Hapoalim published its financial statements for the first quarter of 2005 today, reporting that the Bank Group's net profit for the quarter totaled NIS 926 million, an 80.5% increase compared to the profit recorded in the first quarter of 2004.

Net return on equity also increased significantly in the first three months of 2005, reaching 26.7%, in annual terms, compared to 15.2% in the same period last year and 15.2% in the whole of 2004.

The Chairman of the Board of Directors, Mr. Shlomo Nehama, commented:

"Bank Hapoalim is continuing the business policy established in its long-term strategic plan. The sale of our holdings in Signature Bank in New York generated considerable profits for the Bank's shareholders, after Signature Bank achieved and surpassed its business objectives.

Bank Hapoalim will continue to progressively increase the share of international activity out of the Bank's overall operations. We recently signed an agreement for the acquisition of the Bank of New York – Inter Maritime Bank, headquartered in Geneva, which also operates and maintains business connections in Hong Kong. We are continuing to examine opportunities to invest and expand our activities in the U.S., Europe, and the Far East, based on our belief that we can offer valuable services in these markets, to both Israeli and non-Israeli customers.

I hope and believe that 2005 will be a successful year for the Bank Hapoalim Group. Encouraging signs point to strong prospects for an ongoing positive trend in the global economy and for growth in the Israeli economy."

The CEO of Bank Hapoalim, Mr. Zvi Ziv, commented:

"Bank Hapoalim has continued to show strength in terms of income, both in profit from financing activity before provisions for doubtful debts and in operating income. We are pleased to report a significant decrease in provisions for doubtful debts in most sectors; however, we have yet to see a recovery in the real estate sector, and a small number of industrial companies are still struggling. These were the main causes of the provisions for doubtful debt in the current quarter. I hope to see an improvement in this area over the year, which, of course, will impact financial results as well.

"Operating and other expenses increased by some 1% compared to the same quarter last year. Most of the increase resulted from the start of VAT payments on employers' contributions to benefits, as well as from provisions for the annual bonus, which is adjusted to the Bank's ROE. We continuously monitor the volume and structure of the Bank's expenses in order to ensure that resource allocation is commensurate with the Bank's strategic plans."

The increase in the Group's net profit as compared to the same period last year mainly resulted from the following developments:

- Profit from financing activity before provisions for doubtful debt continued to increase, totaling NIS 1,795 million, compared to NIS 1,739 million in the preceding quarter and NIS 1,727 million in the same quarter last year, an increase of 3.2% and 3.9%, respectively.

- A high level of operating income was maintained, amounting to NIS 1,058 million, compared to NIS 1,124 million in the preceding quarter and NIS 1,022 million in the same quarter last year, a decrease of 5.9% and an increase of 3.5%, respectively.

- Provisions for doubtful debts totaled NIS 461 million, compared to NIS 511 million in the preceding quarter and NIS 412 million in the same quarter last year. The ratio of the specific provision for doubtful debts to the balance of credit to the public (balance sheet) reached 1.15%, in annual terms, in the first three months of 2005, compared to 1.33% in the preceding quarter and 0.78% in the same quarter last year. Most of the provisions for doubtful debts were in the Corporate Segment, and resulted mainly from the construction and real estate sector and from a limited number of industrial companies. Improvements and a decrease in provisions for doubtful debts are apparent in other sectors.

- Operating expenses expanded to a total of NIS 1,685 million, compared to NIS 1,564 million in the preceding quarter and NIS 1,661 million in the same quarter last year. The increase primarily resulted from an increase in payroll expenses, due to the application of VAT to employers' contributions to benefits, and the enlarged provision for employee bonuses, based on the Bank's high ROE in the first quarter of 2005.

Development of Balance Sheet Items

- The consolidated balance sheet totaled NIS 250.6 billion, compared to NIS 262.0 billion on December 31, 2004, a decrease of 4.3%. The decrease

mainly resulted from the cessation of the inclusion of the balance sheet balances of Signature Bank in the Bank's balance sheet. Excluding Signature Bank balances, the total balance sheet increased by 0.9% compared to the end of 2004.

- The Bank's large profit for the quarter enabled an additional increase in the ratio of capital to risk components, which reached 11.51%, compared with 10.99% at the end of 2004. The ratio of tier-1 capital to risk components reached 7.64%, versus 7.42% at the end of 2004.
- The Bank's Board of Directors declared a dividend of 42 agorot per NIS 1 par value share. The total dividend is NIS 528 million. The Board declared May 31, 2005, as the ex-date and June 14, 2005, as the date of payment.

Segments of Activity

Four segments again presented improved performance compared to the same quarter last year: the Private Banking Segment, the Small Businesses Segment, the Financial Management Segment, and the Commercial Segment.

	NIS millions		
Net profit	**March 31, 2005**	**March 31, 2004**	Change (%)
Private Banking Segment	88	72	22.2
International Activity Segment	76	78	-2.6
Households Segment	60	56	7.1
Housing Finance Segment	25	23	8.7
Small Businesses Segment	17	-1	-
Corporate Banking Segment	27	99	-72.7
Commercial Banking Segment	21	6	250.0
Financial Management Segment	67	40	67.5
Others and Adjustments	545	140	289.3
Total	**926**	**513**	

Banking subsidiaries in Israel contributed a total of NIS 16 million to the Bank's net operating profit, compared to NIS 19 million in the first quarter of 2004. The Bank's return on its investments in banking subsidiaries in Israel reached 9.5%, similar to the rate in the same period last year.

Credit card income – the contribution of credit card companies to the Bank's net profit totaled NIS 25 million, compared with NIS 23 million in the same period last year, an increase of 8.6%.



Principal Data of the Bank Hapoalim Group

Reported amounts
(in NIS million)

Profit and profitability	For the 3 months ending on March 31		Change
	2005	2004	
Profit from financing activities before provision for doubtful debts	**1,795**	1,727	3.9%
Provision for doubtful debts	**461**	412	11.9%
Operating and other income	**1,058**	1,022	3.5%
Operating and other expenses	**1,685**	1,661	1.4%
Operating profit before taxes	**707**	676	4.6%
Operating profit after taxes	**389**	377	3.2%
Net profit	**926**	513	80.5%

Balance Sheet – Principal Items

				Change compared with	
	31.3.2005	31.3.2004	31.12.2004	31.3.2004	31.12.2004
Total balance sheet	**250,646**	257,908	262,042	(2.8%)	(4.4%)
Credit to the public	**176,378**	184,052	182,542	(4.2%)	(3.4%)
Securities	**25,784**	31,578	35,929	(18.4%)	(28.2%)
Deposits from the public	**194,372**	202,528	206,666	(4.0%)	(6.0%)
Debentures and subordinated notes	**20,586**	18,260	18,251	12.7%	12.8%
Shareholders' equity	**15,900**	14,584	15,166	9.0%	4.8%

Principal financial ratios

	31.3.2005	31.3.2004	31.12.2004
Shareholders' equity to total assets	**6.3%**	5.7%	5.8%
Tier 1 capital to total assets	**7.7%**	7.1%	7.4%
Capital to risk assets	**11.5%**	10.8%	11.0%
Credit to the public to total assets	**70.4%**	71.4%	69.7%
Deposits from the public to total assets	**77.5%**	78.5%	78.9%
Operating income to operating expenses	**62.8%**	61.5%	66.1%
Operating expenses to total income	**59.1%**	60.4%	56.5%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[a]	**0.7%**	0.6%	0.6%
Rate of provision for taxes	**45.0%**	44.2%	43.3%
Return of net profit on equity [a]	**26.7%**	15.2%	15.2%
Return of net profit on total assets [a]	**1.5%**	0.8%	0.8%
Return of operating profit before taxes on equity, net [a]	**19.5%**	20.8%	23.1%
Return of operating profit after taxes on equity, net [a]	**10.4%**	11.2%	13.1%

[a] Annualized.

For further information please contact the Bank's Spokesperson:
Bank Hapoalim B.M., Yehuda Halevi 63, Tel Aviv 65781, Israel
Tel: +972-3-567-3635 Fax: +972-3-567-3500
spokesperson@bnhp.co.il

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Date: May 19, 2005
Reference: 802/05

Bank of Israel
Banking Supervison
20 Yavne St.,
Tel Aviv

Registrar of Companies
97 Jaffa Road
Jerusalem

Dear Sir or Madam,

RE: **Resolution of the Board of Directors dated May 18, 2005 to pay dividend**

1. a. We respectfully advise you that at its meeting of May 18, 2005, at 16:30 in the afternoon, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 528,139,433.

   b. The dividend in the sum of NIS 528,139,433 constitutes 42% on the issued and paid-up capital of the Bank, namely 42 agurot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 25%.

   d. The Board of Directors resolved to determine May 30, 2005, as the record date for the purpose of paying the dividend, with the "*ex*" date being May 31, 2005 and the payment date to be June 14, 2005.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on May 19, 2005, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

I. Behar
Head of Comptrolling
Deputy Managing Director

O. Levy
Manager of Comptrolling Division
Senior Assistant to the
Managing Director

Bank Hapoalim

Bank Hapoalim B.M.
Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

To:	To:
Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *May 18, 2005*, the Board of Directors of the body corporate resolved to distribute a dividend.
2. The dividend amount payable is *NIS 528,139,433.*
   The dividend is *42%* of the issued and paid-up share capital.
3. Operative date (cum date): *May 30, 2005.*
   Ex-date: *May 31, 2005.*
   Dividend distribution date: *June 14, 2005.*
4. Tax rate deducted at source.
   Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 25% will be deducted from individuals, at source.
5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 4,475,000,000.*
6. Approval process for distribution of the dividend _________________.
7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
	0.42	NIS __________	_______________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: _________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on May 18, 2005 at 16:30.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Bank Hapoalim

Date: 19 May, 2005
Reference: 802/05

To: The London Stock Exchange

Re: Immediate Report

The Board of Directors of Bank Hapoalim Ltd. (the "Bank"), which convened in the afternoon of May 18, 2005, had adopted the following principle resolution:

1. The Bank, via Poalim Hanpakot Ltd. (the "Company"), which is a company wholly owned by the Bank, shall act to issue a series of bonds (series 25) at a total par value of up to NIS 1 billion and five hundred million (the "Bonds").

   The Bonds will be linked to the Consumer Price Index published for April 2005, and will bear an annual interest at a rate that shall not exceed 4.5% per annum, according to an auction held between potential purchasers to determine the interest rate. The Bonds principal will be payable in a single payment, nine years after the date of issuance thereof.

   Subject to the approval of the Israeli Securities Authority, an amount par value of up to NIS 1 billion Bonds not issued to the public, will be issued, in proximity prior to the prospectus, to a company/companies wholly owned by the Bank and shall be listed for trading. The other terms and conditions of the Bonds shall be determined in proximity to the actual date of the issue.

2. The full net consideration of the issue shall be deposited by the Company in a deposit in its name at the Bank ("Deposit"), such that its rights due to the funds deposited in the Deposit shall have equal priority to that of the other deposits at the Bank (with the exception of other deposits, for which a lower priority shall have been explicitly determined). The terms and conditions of the Deposit shall be similar to the terms and conditions of the Bonds.

3. The Bank shall undertake to the Company to fulfill its undertakings thereto due to the Deposit by direct payment, to the holders of the Bonds, of the sums to which they shall be entitled under the Bonds held thereby; namely, the principal, interest and linkage amounts which shall be due to them under the Bonds.

4. To secure the Bondholders' rights, the Company shall pledge the Deposit in favor of the Trustee for the Bonds.

5. The issue is subject to the approval of TASE to list the issued Bonds for trading thereon.

Sincerely,

(-)	(-)
Sharona Tamir, Adv.	**Dan Koller**
Deputy Secretary of the Bank	Manager, ALM Division

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: May 22, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") gives notice that on May 22, 2005 at noon, there was received by Isracard Ltd., a wholly-owned subsidiary of the Bank (hereinafter: "Isracard"), a notice from the Restrictive Trade Practices Commissioner (hereinafter: "the Commissioner") by which the Commissioner declared Isracard to be the holder of a monopoly in the clearing of "Isracard" and "Mastercard" credit cards.
The Commissioner advised further that he intends to act by way of giving instructions to the monopoly.
Moreover, the Commissioner advised of the withdrawal of his application to the Restrictive Trade Practices Tribunal for receipt of confirmation of the agreement reached between himself and the Bank and Isracard on the subject of clearing the aforesaid credit cards.

The Bank and Isracard are examining the implications of the Commissioner's declaration and are considering the steps to be taken by them in this matter.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Ilan Mazur, Adv.
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Bank Hapoalim

Date: May 23, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**
Immediate Report No. 027987-01-2005 of May 19, 2005

Further to the Immediate Report under reference with regard to the issue of bonds (Series 25) through Hapoalim Hanpakot Ltd. ("the Bonds"), notice is hereby given that a change will be made in the terms of issue of the Bonds to be issued, and they shall be as follows:

The Bonds will bear interest at a rate per annum which shall not exceed 4.6% p.a., according to the resulting of a tender to be called from among prospective purchasers for determining the rate of interest. The Bond's principal will be payable in a single payment, ten years from their date of issue.

All other terms shall apply as stated in the Immediate Report under reference.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)
Sharona Tamir, Adv.
Deputy Secretary of the Bank

(-)
Dan Koller
Manager, ALM Division

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576



Date: June 1, 2005
Reference: 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Further to the Immediate Reports of Bank Hapoalim B.M. (hereinafter: "the Bank") of November 24, 2004, December 1, 2004, and March 29, 2005, the Bank hereby reports that on May 31, 2005, in the afternoon, Bank Hapoalim (Switzerland) Ltd., a wholly owned subsidiary of the Bank, completed the purchase of the Swiss Bank: New–York–Inter Maritime Bank, Geneva, in its entirety.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed)	*(signed)*
Yoram Weissbrem	**Sharona Tamir, Adv.**
Secretary of the Bank	Deputy Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: May 22, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") gives notice that on May 22, 2005 at noon, there was received by Isracard Ltd., a wholly-owned subsidiary of the Bank (hereinafter: "Isracard"), a notice from the Restrictive Trade Practices Commissioner (hereinafter: "the Commissioner") by which the Commissioner declared Isracard to be the holder of a monopoly in the clearing of "Isracard" and "Mastercard" credit cards.

The Commissioner advised further that he intends to act by way of giving instructions to the monopoly.

Moreover, the Commissioner advised of the withdrawal of his application to the Restrictive Trade Practices Tribunal for receipt of confirmation of the agreement reached between himself and the Bank and Isracard on the subject of clearing the aforesaid credit cards.

The Bank and Isracard are examining the implications of the Commissioner's declaration and are considering the steps to be taken by them in this matter.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Ilan Mazur, Adv.
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: May 23, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**
Immediate Report No. 027987-01-2005 of May 19, 2005

Further to the Immediate Report under reference with regard to the issue of bonds (Series 25) through Hapoalim Hanpakot Ltd. ("the Bonds"), notice is hereby given that a change will be made in the terms of issue of the Bonds to be issued, and they shall be as follows:

The Bonds will bear interest at a rate per annum which shall not exceed 4.6% p.a., according to the resulting of a tender to be called from among prospective purchasers for determining the rate of interest. The Bond's principal will be payable in a single payment, ten years from their date of issue.

All other terms shall apply as stated in the Immediate Report under reference.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)
Sharona Tamir, Adv.
Deputy Secretary of the Bank

(-)
Dan Koller
Manager, ALM Division

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 25/05/2005
Reference: 2005-01-031776

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report

Explanation: This form should not be used when there is a form which has been made to fit the reported occurrence.
Nature of the Occurrence: Report Regarding Holdings of an Interested Party

Re: ***Report Regarding Holdings of an Interested Party Alliance Capital Management L.P. (hereinafter: "Alliance")***

Bank Hapoalim B.M. (hereinafter: "the Bank") hereby delivers a report regarding the holdings of Alliance (which is an interested party in the Bank) in the share capital of the Bank, as follows:

1. *In the month of September, 2004 Alliance's letter reached the Bank, the main substance of which is to report that:*

   "As of September 2, 2004 discretionary clients of Alliance hold in the aggregate 7.91% of Bank Hapoalim....shares".

   It is to be emphasized that according to this notice, it was understood by the Bank that Alliance's clients (and not Alliance itself) are the holders (in the original: "clients...hold" and not – Alliance holds); and these clients are "discretionary", an expression which was understood by the Bank to mean "clients who have a discretion", with Alliance serving merely as holder on their behalf and in accordance with their directions and without it having any discretion of its own in holding the shares.

2. *Despite the aforesaid understanding of the Bank of the contents of Alliance's notice, the Bank saw fit to make a report thereon to the Securities Authority and the Stock Exchange. In fact, the report to the Stock Exchange was made by notice in writing, whereas prior to sending the written report to the Securities Authority, a verbal approach was made to it. After the contents of the Bank's notice were read out to the representative of the Securities Authority, the latter directed the*

Bank to ask for clarifications from Alliance as to its status as a holder of shares of the Bank before delivering the written report.

3. *Only in March 2005 did the Bank receive notice from Alliance, which could bear the meaning that Alliance itself should be deemed to be an interested party in the Bank.*

   This notice of Alliance was reported by the Bank to the Securities Authority and the Stock Exchange and to all of the authorities supposed to be reported to.

4. *In coordination with representatives of the Securities Authority the Bank again demanded of Alliance to provide further and full particulars regarding purchases and/or sales of shares of the Bank since Alliance became an interested party in the Bank.*

5. *The additional reports were received by the Bank in the course of April and May 2005 and they were reported by the Bank through magna as required.*

Attached is the file: hapoalim_value_account1_isa.pdf

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 18/04/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Currency	Price	Shares	BSCode	Descriptior	Security	Vote	Subaccour	Source	Style	TradeDate
IL	10.5443	66,998	B	ILS1	BK HAPOALIM BM	Y	EMGEX	Delivery in	VALUE	20000531
IL	11.6836	-66,998	S	ILS1	BK HAPOALIM BM	Y	EMGEX	Trading	VALUE	20000724
IL	7.7018	16,100	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20020909
IL	7.7018	363,900	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20020909
IL	7.796	44,300	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20020910
IL	7.796	1,005,700	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20020910
IL	7.7584	6,200	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20020911
IL	7.7584	96,700	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20020911
IL	7.7478	38,400	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20020912
IL	7.7478	300,000	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20020912
IL	7.7478	233,700	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20020912
IL	7.8255	70,000	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20020917
IL	7.8255	400,000	B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20020917
IL	7.1478	6,800	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20020924
IL	7.1478	19,400	B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20020924
IL	7.1478	54,300	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20020924
IL	7.1478	67,200	B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20020924
IL	7.1478	31,000	B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20020924
IL	7.1478	6,800	B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20020924
IL	7.1478	181,000	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20020924
IL	7.103	8,200	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20020925
IL	7.103	7,300	B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20020925
IL	7.103	20,400	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20020925
IL	7.103	25,200	B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20020925
IL	7.103	11,700	B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20020925
IL	7.103	6,900	B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20020925
IL	7.103	68,000	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20020925
IL	7.281	11,300	B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20020926
IL	7.281	57,200	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20020926
IL	7.281	120,600	B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20020926
IL	7.281	57,600	B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20020926
IL	7.281	11,300	B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20020926
IL	7.281	105,100	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20020926
IL	7.2118	6,800	B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20020930
IL	7.2118	34,600	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20020930

IL	7.2118	73,000 B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20020930
IL	7.2118	34,900 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20020930
IL	7.2554	7,100 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20021001
IL	7.2554	36,300 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20021001
IL	7.2554	76,600 B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20021001
IL	7.2554	36,600 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20021001
IL	7.2554	81,700 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20021001
IL	7.3575	8,300 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20021002
IL	7.3575	42,000 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20021002
IL	7.3575	88,800 B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20021002
IL	7.3575	42,400 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20021002
IL	7.3575	94,800 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20021002
IL	7.248	14,800 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20021003
IL	7.248	75,200 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20021003
IL	7.248	158,600 B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20021003
IL	7.248	75,800 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20021003
IL	7.248	169,400 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20021003
IL	7.1395	175,000 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20021007
IL	7.1104	10,466 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20021010
IL	7.0703	15,700 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20021014
IL	7.1609	13,834 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20021015
IL	7.3511	43,300 B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20021021
IL	7.1115	438,700 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20021029
IL	7.17	13,700 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20021030
IL	7.17	175,900 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20021030
IL	7.131	18,300 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20021031
IL	6.8754	235,000 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20021104
IL	7.1655	750,000 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20021107
IL	6.8756	80,000 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20021120
IL	6.8756	550,000 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20021120
IL	6.9485	70,000 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20021121
IL	7.2702	100,000 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20021127
IL	7.427	50,000 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20021205
IL	7.427	220,000 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20021205
IL	7.3179	70,000 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20021209
IL	7.4943	15,000 B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20021219

IL	7.2393	15,000 B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20021223
IL	6.7919	65,000 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20030106
IL	6.6732	120,000 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20030324
IL	7.7956	50,000 B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Delivery in	VALUE	20030506
IL	8.2633	190,000 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20030521
IL	9.2688	430,000 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Delivery in	VALUE	20030701
IL	8.9808	400,000 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20030721
IL	9.0807	130,000 B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20030722
IL	8.4363	167,100 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20030804
IL	8.4363	103,100 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20030804
IL	8.4363	15,900 B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20030804
IL	8.4363	104,600 B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20030804
IL	8.4363	65,000 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20030804
IL	8.4363	18,900 B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20030804
IL	8.4363	938,800 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030804
IL	8.4175	19,300 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20030805
IL	8.4175	12,100 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20030805
IL	8.4175	5,800 B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20030805
IL	8.4175	7,800 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20030805
IL	8.4175	5,900 B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20030805
IL	8.4175	106,100 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030805
IL	8.4336	8,300 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20030806
IL	8.4336	5,400 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20030806
IL	8.4336	5,400 B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20030806
IL	8.4336	5,400 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20030806
IL	8.4336	5,400 B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20030806
IL	8.4336	46,900 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030806
IL	8.3831	43,400 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20030811
IL	8.3831	26,700 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20030811
IL	8.3831	94,900 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20030811
IL	8.3831	6,700 B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20030811
IL	8.3831	29,100 B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20030811
IL	8.3831	16,200 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20030811
IL	8.3831	9,900 B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20030811
IL	8.3831	244,500 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030811
IL	8.4081	22,500 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20030812

IL	8.4081	13,800 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20030812
IL	8.4081	40,800 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20030812
IL	8.4081	24,800 B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20030812
IL	8.4081	8,400 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20030812
IL	8.4081	126,900 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030812
IL	8.5021	32,500 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20030814
IL	8.5021	19,900 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20030814
IL	8.5021	73,600 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20030814
IL	8.5021	35,700 B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20030814
IL	8.5021	12,100 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20030814
IL	8.5021	182,600 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030814
IL	8.7771	34,000 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20030818
IL	8.7771	20,900 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20030818
IL	8.7771	72,400 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20030818
IL	8.7771	37,300 B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20030818
IL	8.7771	12,700 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20030818
IL	8.7771	191,100 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030818
IL	8.8199	27,900 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20030819
IL	8.8199	17,100 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20030819
IL	8.8199	68,300 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20030819
IL	8.8199	30,700 B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20030819
IL	8.8199	10,500 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20030819
IL	8.8199	157,100 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030819
IL	8.5483	475,000 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030821
IL	8.7043	120,000 B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20030826
IL	8.7043	12,000 B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20030826
IL	8.8268	430,000 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20030903
IL	8.866	800,000 B	ILS1	BK HAPOALIM BM	Y	EMPERNM	Trading	VALUE	20030904
IL	8.6613	130,000 B	ILS1	BK HAPOALIM BM	Y	EMPERNM	Trading	VALUE	20030908
IL	8.8794	400,000 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20030909
IL	8.641	6,616,200 B	ILS1	BK HAPOALIM BM	Y	FOR	Trading	VALUE	20030911
IL	8.6409	5,300 B	ILS1	BK HAPOALIM BM	Y	ABTMBW	Trading	VALUE	20030915
IL	8.6409	5,300 B	ILS1	BK HAPOALIM BM	Y	ABTMWP	Trading	VALUE	20030915
IL	8.6409	5,300 B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20030915
IL	-	342,576 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Delivery in	VALUE	20030915
IL	-	21,826 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Delivery in	VALUE	20030915

IL	8.6409	7,000	B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20030915
IL	8.6409	116,900	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030915
IL	8.6409	505,400	B	ILS1	BK HAPOALIM BM	Y	FOR	Trading	VALUE	20030915
IL	8.728	5,200	B	ILS1	BK HAPOALIM BM	Y	ABTMWP	Trading	VALUE	20030916
IL	8.728	5,200	B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20030916
IL	8.728	6,800	B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20030916
IL	8.728	110,900	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030916
IL	8.728	498,100	B	ILS1	BK HAPOALIM BM	Y	FOR	Trading	VALUE	20030916
IL	8.8224	5,200	B	ILS1	BK HAPOALIM BM	Y	ABTMWP	Trading	VALUE	20030917
IL	8.8224	5,200	B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20030917
IL	8.8224	5,200	B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20030917
IL	8.8224	80,300	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030917
IL	8.8224	377,400	B	ILS1	BK HAPOALIM BM	Y	FOR	Trading	VALUE	20030917
IL	8.7948	27,800	B	ILS1	BK HAPOALIM BM	Y	ABTMBW	Trading	VALUE	20030918
IL	8.7948	6,400	B	ILS1	BK HAPOALIM BM	Y	ABTMWP	Trading	VALUE	20030918
IL	8.7948	6,300	B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20030918
IL	8.7948	41,000	B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20030918
IL	8.7948	691,900	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20030918
IL	8.7863	5,200	B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20030922
IL	8.7101	16,800	B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20030922
IL	8.7863	96,600	B	ILS1	BK HAPOALIM BM	Y	EMOORE	Trading	VALUE	20030922
IL	8.7101	348,400	B	ILS1	BK HAPOALIM BM	Y	EMOORE	Trading	VALUE	20030922
IL	8.7863	11,900	B	ILS1	BK HAPOALIM BM	Y	EMPERNM	Trading	VALUE	20030922
IL	8.7101	43,100	B	ILS1	BK HAPOALIM BM	Y	EMPERNM	Trading	VALUE	20030922
IL	8.7863	8,600	B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20030922
IL	8.7101	31,400	B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20030922
IL	8.8066	1,068,000	B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20030924
IL	8.8131	154,100	B	ILS1	BK HAPOALIM BM	Y	ABIVAP	Trading	VALUE	20030925
IL	8.8131	531,900	B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20030925
IL	8.8289	115,900	B	ILS1	BK HAPOALIM BM	Y	ABIVAP	Trading	VALUE	20030929
IL	8.8289	400,100	B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20030929
IL	8.8289	64,000	B	ILS1	BK HAPOALIM BM	Y	EMOORE	Trading	VALUE	20030929
IL	8.8066	460,800	B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20031001
IL	8.8211	7,187	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20031002
IL	8.8244	109,300	B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20031008
IL	8.8244	31,400	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20031008

IL	8.812	312,778	B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20031009
IL	8.812	89,900	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20031009
IL	8.9077	29,400	B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20031013
IL	8.9077	5,300	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20031013
IL	8.9267	39,100	B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20031014
IL	8.9267	6,700	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20031014
IL	8.9267	5,000	B	ILS1	BK HAPOALIM BM	Y	EMPERNM	Trading	VALUE	20031014
IL	8.9267	176,116	B	ILS1	BK HAPOALIM BM	Y	FOR	Trading	VALUE	20031014
IL	9.0061	6,300	B	ILS1	BK HAPOALIM BM	Y	EMPERNM	Trading	VALUE	20031015
IL	9.0061	670,143	B	ILS1	BK HAPOALIM BM	Y	FOR	Trading	VALUE	20031015
IL	9.0873	11,900	B	ILS1	BK HAPOALIM BM	Y	EMPERNM	Trading	VALUE	20031016
IL	9.0873	988,100	B	ILS1	BK HAPOALIM BM	Y	FOR	Trading	VALUE	20031016
IL	9.1997	5,900	B	ILS1	BK HAPOALIM BM	Y	EMPERNM	Trading	VALUE	20031020
IL	9.1997	672,100	B	ILS1	BK HAPOALIM BM	Y	FOR	Trading	VALUE	20031020
IL	9.1997	147,830	B	ILS1	BK HAPOALIM BM	Y	MLCIE	Trading	VALUE	20031020
IL	9.3068	131,800	B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20031021
IL	9.3068	28,500	B	ILS1	BK HAPOALIM BM	Y	AMP	Trading	VALUE	20031021
IL	9.3068	4,800	B	ILS1	BK HAPOALIM BM	Y	EMPERNM	Trading	VALUE	20031021
IL	9.3068	262,800	B	ILS1	BK HAPOALIM BM	Y	FOR	Trading	VALUE	20031021
IL	9.3068	54,100	B	ILS1	BK HAPOALIM BM	Y	MLCIE	Trading	VALUE	20031021
IL	9.4176	695,800	B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20031022
IL	9.4176	150,800	B	ILS1	BK HAPOALIM BM	Y	AMP	Trading	VALUE	20031022
IL	9.4176	17,000	B	ILS1	BK HAPOALIM BM	Y	EMPERNM	Trading	VALUE	20031022
IL	9.4176	1,387,900	B	ILS1	BK HAPOALIM BM	Y	FOR	Trading	VALUE	20031022
IL	9.4176	304,900	B	ILS1	BK HAPOALIM BM	Y	MLCIE	Trading	VALUE	20031022
IL	9.3311	219,300	B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20031023
IL	9.3311	47,500	B	ILS1	BK HAPOALIM BM	Y	AMP	Trading	VALUE	20031023
IL	9.3311	9,100	B	ILS1	BK HAPOALIM BM	Y	EMPERNM	Trading	VALUE	20031023
IL	9.3311	96,100	B	ILS1	BK HAPOALIM BM	Y	MLCIE	Trading	VALUE	20031023
IL	9.3311	176,700	B	ILS1	BK HAPOALIM BM	Y	MLCP	Trading	VALUE	20031023
IL	9.3243	153,100	B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20031027
IL	9.3243	33,200	B	ILS1	BK HAPOALIM BM	Y	AMP	Trading	VALUE	20031027
IL	9.3243	67,070	B	ILS1	BK HAPOALIM BM	Y	MLCIE	Trading	VALUE	20031027
IL	9.3243	123,300	B	ILS1	BK HAPOALIM BM	Y	MLCP	Trading	VALUE	20031027
IL	9.6091	1,000,000	B	ILS1	BK HAPOALIM BM	Y	AMP	Trading	VALUE	20031029
IL	9.6253	682,000	B	ILS1	BK HAPOALIM BM	Y	AMP	Trading	VALUE	20031030

IL	9.8475	98,300	B	ILS1	BK HAPOALIM BM	Y	ABIVAP	Trading	VALUE	20031103
IL	9.8475	32,620	B	ILS1	BK HAPOALIM BM	Y	DBTGSV	Trading	VALUE	20031103
IL	9.8475	44,600	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20031103
IL	10.0021	124,900	B	ILS1	BK HAPOALIM BM	Y	ABIVAP	Trading	VALUE	20031104
IL	10.0021	41,400	B	ILS1	BK HAPOALIM BM	Y	DBTGSV	Trading	VALUE	20031104
IL	10.0021	56,700	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20031104
IL	10.0021	431,200	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20031104
IL	10.015	31,200	B	ILS1	BK HAPOALIM BM	Y	ABIVAP	Trading	VALUE	20031105
IL	10.015	10,375	B	ILS1	BK HAPOALIM BM	Y	DBTGSV	Trading	VALUE	20031105
IL	10.015	14,100	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20031105
IL	10.015	107,700	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20031105
IL	10.4653	24,000	B	ILS1	BK HAPOALIM BM	Y	ABBW	Trading	VALUE	20031113
IL	10.4653	76,300	B	ILS1	BK HAPOALIM BM	Y	ABIVAP	Trading	VALUE	20031113
IL	10.4653	30,300	B	ILS1	BK HAPOALIM BM	Y	ABWA	Trading	VALUE	20031113
IL	10.4653	101,305	B	ILS1	BK HAPOALIM BM	Y	DBTGSV	Trading	VALUE	20031113
IL	10.4653	840,000	B	ILS1	BK HAPOALIM BM	Y	ECIV	Trading	VALUE	20031113
IL	10.4653	34,600	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20031113
IL	10.4653	263,100	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20031113
IL	10.4653	315,000	B	ILS1	BK HAPOALIM BM	Y	HOST	Trading	VALUE	20031113
IL	10.4653	320,000	B	ILS1	BK HAPOALIM BM	Y	UCL	Trading	VALUE	20031113
IL	10.2934	534,600	B	ILS1	BK HAPOALIM BM	Y	GLOHF	Trading	VALUE	20031117
IL	10.2934	61,000	B	ILS1	BK HAPOALIM BM	Y	GOOHF	Trading	VALUE	20031117
IL	10.2934	21,100	B	ILS1	BK HAPOALIM BM	Y	HAFIN	Trading	VALUE	20031117
	10.263	21,100	B	ILS1	BK HAPOALIM BM	Y	HAPHX	Trading	VALUE	20031117
IL	10.2934	23,900	B	ILS1	BK HAPOALIM BM	Y	ISRC	Trading	VALUE	20031117
IL	10.2934	72,500	B	ILS1	BK HAPOALIM BM	Y	MUSE	Trading	VALUE	20031117
	10.263	72,500	B	ILS1	BK HAPOALIM BM	Y	MUSE2	Trading	VALUE	20031117
IL	10.2934	26,800	B	ILS1	BK HAPOALIM BM	Y	NLA	Trading	VALUE	20031117
IL	10.5428	350,400	B	ILS1	BK HAPOALIM BM	Y	GLOHF	Trading	VALUE	20031118
IL	10.5428	40,000	B	ILS1	BK HAPOALIM BM	Y	GOOHF	Trading	VALUE	20031118
IL	10.5428	13,900	B	ILS1	BK HAPOALIM BM	Y	HAFIN	Trading	VALUE	20031118
	10.511	13,900	B	ILS1	BK HAPOALIM BM	Y	HAPHX	Trading	VALUE	20031118
IL	10.5428	15,700	B	ILS1	BK HAPOALIM BM	Y	ISRC	Trading	VALUE	20031118
IL	10.5428	47,500	B	ILS1	BK HAPOALIM BM	Y	MUSE	Trading	VALUE	20031118
	10.511	10,800	B	ILS1	BK HAPOALIM BM	Y	MUSE2	Trading	VALUE	20031118
IL	10.5428	17,500	B	ILS1	BK HAPOALIM BM	Y	NLA	Trading	VALUE	20031118

IL	10.5428	53,500 B	ILS1	BK HAPOALIM BM	Y	WHIEM	Trading	VALUE	20031118
IL	10.4905	178,500 B	ILS1	BK HAPOALIM BM	Y	ESS	Trading	VALUE	20031124
IL	10.4905	16,500 B	ILS1	BK HAPOALIM BM	Y	HAFIN	Trading	VALUE	20031124
	10.459	16,500 B	ILS1	BK HAPOALIM BM	Y	HAPHX	Trading	VALUE	20031124
IL	-	1,559,300 B	ILS1	BK HAPOALIM BM	Y	VRSGSV	Delivery in	VALUE	20031124
IL	10.4323	16,000 B	ILS1	BK HAPOALIM BM	Y	ABBW	Trading	VALUE	20031126
IL	10.4323	18,400 B	ILS1	BK HAPOALIM BM	Y	ABWA	Trading	VALUE	20031126
IL	10.4323	122,000 B	ILS1	BK HAPOALIM BM	Y	UCL	Trading	VALUE	20031126
IL	10.6241	83,600 B	ILS1	BK HAPOALIM BM	Y	DBTGSV	Trading	VALUE	20031201
IL	10.6241	198,000 B	ILS1	BK HAPOALIM BM	Y	GOOHF	Trading	VALUE	20031201
IL	10.5651	170,000 B	ILS1	BK HAPOALIM BM	Y	UCL	Trading	VALUE	20031202
IL	10.5565	219,700 B	ILS1	BK HAPOALIM BM	Y	MARK4	Trading	VALUE	20031203
IL	10.1985	135,000 B	ILS1	BK HAPOALIM BM	Y	GLOHF	Trading	VALUE	20031208
IL	10.1985	179,800 B	ILS1	BK HAPOALIM BM	Y	MSI	Trading	VALUE	20031208
IL	10.0304	19,100 B	ILS1	BK HAPOALIM BM	Y	ABTMWAS	Trading	VALUE	20031209
IL	10.0304	18,500 B	ILS1	BK HAPOALIM BM	Y	CRFUND	Trading	VALUE	20031209
IL	10.0304	180,600 B	ILS1	BK HAPOALIM BM	Y	MSI	Trading	VALUE	20031209
IL	10.0304	85,000 B	ILS1	BK HAPOALIM BM	Y	UCL	Trading	VALUE	20031209
IL	10.2343	46,000 B	ILS1	BK HAPOALIM BM	Y	STATE	Trading	VALUE	20031211
IL	10.5893	280,000 B	ILS1	BK HAPOALIM BM	Y	BAXTR	Trading	VALUE	20031215
IL	10.5893	140,000 B	ILS1	BK HAPOALIM BM	Y	ESS	Trading	VALUE	20031215
IL	10.5893	41,200 B	ILS1	BK HAPOALIM BM	Y	ISRC	Trading	VALUE	20031215
IL	10.5893	142,000 B	ILS1	BK HAPOALIM BM	Y	RBF	Trading	VALUE	20031215
IL	10.4885	350,000 B	ILS1	BK HAPOALIM BM	Y	AMP	Trading	VALUE	20031216
IL	10.4493	337,000 B	ILS1	BK HAPOALIM BM	Y	EMVTAU	Trading	VALUE	20031217
IL	10.39	874,840 B	ILS1	BK HAPOALIM BM	Y	CBMW	Delivery in	VALUE	20031218
IL	10.4623	18,700 B	ILS1	BK HAPOALIM BM	Y	MCG	Trading	VALUE	20031218
IL	10.4623	56,000 B	ILS1	BK HAPOALIM BM	Y	STATE	Trading	VALUE	20031218
IL	10.2865	74,000 B	ILS1	BK HAPOALIM BM	Y	GRAY	Trading	VALUE	20031222
IL	10.2865	51,500 B	ILS1	BK HAPOALIM BM	Y	HOST	Trading	VALUE	20031222
IL	10.1747	80,000 B	ILS1	BK HAPOALIM BM	Y	EMVTAU	Trading	VALUE	20031224
IL	10.23	60,400 B	ILS1	BK HAPOALIM BM	Y	NAVC	Delivery in	VALUE	20031226
IL	10.5604	31,200 B	ILS1	BK HAPOALIM BM	Y	ISRC	Trading	VALUE	20031230
IL	10.5604	25,100 B	ILS1	BK HAPOALIM BM	Y	WHIEM	Trading	VALUE	20031230
IL	10.7786	181,400 B	ILS1	BK HAPOALIM BM	Y	SHP	Trading	VALUE	20031231
IL	11.2237	372,000 B	ILS1	BK HAPOALIM BM	Y	GLOHF	Trading	VALUE	20040105

IL	11.2237	208,000 B	ILS1	BK HAPOALIM BM	Y	GOOHF	Trading	VALUE	20040105
IL	11.12	670,000 B	ILS1	BK HAPOALIM BM	Y	MLCP	Delivery in	VALUE	20040106
IL	11.2518	170,000 B	ILS1	BK HAPOALIM BM	Y	KSRGV	Trading	VALUE	20040107
IL	11.1104	187,200 B	ILS1	BK HAPOALIM BM	Y	SHP	Trading	VALUE	20040112
IL	11.1104	102,100 B	ILS1	BK HAPOALIM BM	Y	STATE	Trading	VALUE	20040112
IL	11.2657	290,000 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20040114
IL	11.562	190,000 B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20040115
IL	11.4255	14,000 B	ILS1	BK HAPOALIM BM	Y	ABBW	Trading	VALUE	20040128
IL	11.1659	7,200 B	ILS1	BK HAPOALIM BM	Y	ABTMWAS	Trading	VALUE	20040129
IL	11.1659	700,000 B	ILS1	BK HAPOALIM BM	Y	ATT	Trading	VALUE	20040129
IL	11.2171	240,000 B	ILS1	BK HAPOALIM BM	Y	GLOHF	Trading	VALUE	20040202
IL	11.6336	17,700 B	ILS1	BK HAPOALIM BM	Y	ABWA	Trading	VALUE	20040209
IL	11.6336	351,700 B	ILS1	BK HAPOALIM BM	Y	EMHNKN	Trading	VALUE	20040209
IL	11.6616	300,000 B	ILS1	BK HAPOALIM BM	Y	ALBER	Trading	VALUE	20040211
IL	11.8232	28,700 B	ILS1	BK HAPOALIM BM	Y	HAPHX	Trading	VALUE	20040223
IL	11.8232	160,000 B	ILS1	BK HAPOALIM BM	Y	TPPGSV	Trading	VALUE	20040223
IL	11.839	110,000 B	ILS1	BK HAPOALIM BM	Y	REING	Trading	VALUE	20040225
IL	11.6317	60,900 B	ILS1	BK HAPOALIM BM	Y	FAIR	Trading	VALUE	20040301
IL	11.6317	208,000 B	ILS1	BK HAPOALIM BM	Y	GLOHF	Trading	VALUE	20040301
IL	11.6317	57,000 B	ILS1	BK HAPOALIM BM	Y	GOOHF	Trading	VALUE	20040301
IL	11.712	54,300 B	ILS1	BK HAPOALIM BM	Y	JVAE	Trading	VALUE	20040302
IL	11.5904	15,000 B	ILS1	BK HAPOALIM BM	Y	CRFUND	Trading	VALUE	20040303
IL	11.6152	385,000 B	ILS1	BK HAPOALIM BM	Y	MLCP	Trading	VALUE	20040308
IL	11.6152	154,700 B	ILS1	BK HAPOALIM BM	Y	TPPGSV	Trading	VALUE	20040308
IL	11.6589	250,000 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20040309
IL	11.7705	16,400 B	ILS1	BK HAPOALIM BM	Y	ABBW	Trading	VALUE	20040310
IL	11.7705	400,000 B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20040310
IL	11.7705	17,800 B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20040310
IL	11.7527	3,900 B	ILS1	BK HAPOALIM BM	Y	ABTMWAS	Trading	VALUE	20040315
IL	11.7527	61,900 B	ILS1	BK HAPOALIM BM	Y	AMP	Trading	VALUE	20040315
IL	11.7527	3,900 B	ILS1	BK HAPOALIM BM	Y	CRFUND	Trading	VALUE	20040315
IL	11.7527	9,300 B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20040315
IL	11.7527	7,800 B	ILS1	BK HAPOALIM BM	Y	EMPERNN	Trading	VALUE	20040315
IL	11.7527	3,900 B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20040315
IL	11.7527	77,700 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20040315
IL	11.7527	5,900 B	ILS1	BK HAPOALIM BM	Y	VINNY	Trading	VALUE	20040315

IL	11.9746	6,700	B	ILS1	BK HAPOALIM BM	Y	ABTMBW	Trading	VALUE	20040316
IL	11.9746	5,800	B	ILS1	BK HAPOALIM BM	Y	ABTMWAS	Trading	VALUE	20040316
IL	11.9746	11,800	B	ILS1	BK HAPOALIM BM	Y	ABWA	Trading	VALUE	20040316
IL	11.9746	123,400	B	ILS1	BK HAPOALIM BM	Y	AMP	Trading	VALUE	20040316
IL	11.9746	6,300	B	ILS1	BK HAPOALIM BM	Y	CRFUND	Trading	VALUE	20040316
IL	11.9746	17,600	B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20040316
IL	11.9746	14,700	B	ILS1	BK HAPOALIM BM	Y	EMPERNN	Trading	VALUE	20040316
IL	11.9746	3,800	B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20040316
IL	11.9746	146,900	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20040316
IL	11.9746	8,800	B	ILS1	BK HAPOALIM BM	Y	NLA	Trading	VALUE	20040316
IL	11.9746	11,200	B	ILS1	BK HAPOALIM BM	Y	VINNY	Trading	VALUE	20040316
IL	12.0155	12,600	B	ILS1	BK HAPOALIM BM	Y	ABTMBW	Trading	VALUE	20040317
IL	12.0155	244,700	B	ILS1	BK HAPOALIM BM	Y	AMP	Trading	VALUE	20040317
IL	12.0155	11,800	B	ILS1	BK HAPOALIM BM	Y	CRFUND	Trading	VALUE	20040317
IL	12.0155	33,100	B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20040317
IL	12.0155	27,500	B	ILS1	BK HAPOALIM BM	Y	EMPERNN	Trading	VALUE	20040317
IL	12.0155	4,300	B	ILS1	BK HAPOALIM BM	Y	EMRUSL	Trading	VALUE	20040317
IL	12.0155	275,400	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20040317
IL	12.0155	16,600	B	ILS1	BK HAPOALIM BM	Y	NLA	Trading	VALUE	20040317
IL	12.0155	20,900	B	ILS1	BK HAPOALIM BM	Y	VINNY	Trading	VALUE	20040317
IL	11.7923	17,900	B	ILS1	BK HAPOALIM BM	Y	ABWPS	Trading	VALUE	20040325
IL	11.9145	20,000	B	ILS1	BK HAPOALIM BM	Y	ABBW	Trading	VALUE	20040331
IL	11.9145	120,000	B	ILS1	BK HAPOALIM BM	Y	BAXTR	Trading	VALUE	20040331
IL	11.9145	784,800	B	ILS1	BK HAPOALIM BM	Y	CBMW	Trading	VALUE	20040331
IL	11.85	88,900	B	ILS1	BK HAPOALIM BM	Y	ROYAL	Delivery in	VALUE	20040331
IL	11.9402	175,000	B	ILS1	BK HAPOALIM BM	Y	GLOHF	Trading	VALUE	20040401
IL	12.298	372,600	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20040413
IL	12.2868	155,300	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20040413
IL	12.298	27,900	B	ILS1	BK HAPOALIM BM	Y	JAKAT	Trading	VALUE	20040413
IL	12.2868	11,000	B	ILS1	BK HAPOALIM BM	Y	JAKAT	Trading	VALUE	20040413
IL	12.298	7,500	B	ILS1	BK HAPOALIM BM	Y	POWEL	Trading	VALUE	20040413
IL	12.2868	3,700	B	ILS1	BK HAPOALIM BM	Y	POWEL	Trading	VALUE	20040413
IL	12.1705	155,300	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20040414
IL	12.1705	10,900	B	ILS1	BK HAPOALIM BM	Y	JAKAT	Trading	VALUE	20040414
IL	12.1705	3,800	B	ILS1	BK HAPOALIM BM	Y	POWEL	Trading	VALUE	20040414
IL	12.1322	252,000	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20040415

IL	12.1322	18,300	B	ILS1	BK HAPOALIM BM	Y	JAKAT	Trading	VALUE	20040415
IL	12.1322	5,700	B	ILS1	BK HAPOALIM BM	Y	POWEL	Trading	VALUE	20040415
IL	12.1598	375,400	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20040419
IL	12.1598	9,000	B	ILS1	BK HAPOALIM BM	Y	JAKAT	Trading	VALUE	20040419
IL	12.3181	61,400	B	ILS1	BK HAPOALIM BM	Y	ABGLF	Trading	VALUE	20040420
IL	12.3422	143,000	B	ILS1	BK HAPOALIM BM	Y	ABGLF	Trading	VALUE	20040420
IL	12.2548	31,800	B	ILS1	BK HAPOALIM BM	Y	ABWA	Trading	VALUE	20040421
IL	12.2759	330,000	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20040422
IL	12.3377	226,000	B	ILS1	BK HAPOALIM BM	Y	HLTH	Trading	VALUE	20040428
IL	12.3369	136,000	B	ILS1	BK HAPOALIM BM	Y	HLTH	Trading	VALUE	20040428
IL	12.2432	112,000	B	ILS1	BK HAPOALIM BM	Y	HLTH	Trading	VALUE	20040428
IL	11.8064	242,700	B	ILS1	BK HAPOALIM BM	Y	AMBGO	Trading	VALUE	20040503
IL	11.8064	75,700	B	ILS1	BK HAPOALIM BM	Y	REING	Trading	VALUE	20040503
IL	11.9356	69,000	B	ILS1	BK HAPOALIM BM	Y	AMBGO	Trading	VALUE	20040504
IL	11.9356	550,000	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20040504
IL	11.9356	21,500	B	ILS1	BK HAPOALIM BM	Y	REING	Trading	VALUE	20040504
IL	11.3402	148,300	B	ILS1	BK HAPOALIM BM	Y	NTRMO	Trading	VALUE	20040510
IL	11.3402	1,742,500	B	ILS1	BK HAPOALIM BM	Y	PSRMO	Trading	VALUE	20040510
IL	10.8338	28,100	B	ILS1	BK HAPOALIM BM	Y	ABBW	Trading	VALUE	20040513
IL	10.8338	190,600	B	ILS1	BK HAPOALIM BM	Y	NGIV	Trading	VALUE	20040513
IL	11.5445	5,100	B	ILS1	BK HAPOALIM BM	Y	ABWPS	Trading	VALUE	20040524
IL	11.6555	-27,900	S	ILS1	BK HAPOALIM BM	Y	ISRC	Trading	VALUE	20040527
IL	11.6929	96,000	B	ILS1	BK HAPOALIM BM	Y	ACE	Trading	VALUE	20040531
IL	11.8938	464,100	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20040602
IL	11.8192	235,900	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20040603
IL	11.9548	115,000	B	ILS1	BK HAPOALIM BM	Y	ABIVAP	Trading	VALUE	20040608
IL	12.0066	400,000	B	ILS1	BK HAPOALIM BM	Y	EMIDAH	Trading	VALUE	20040609
IL	2.637	652,000	B	ILS1	BK HAPOALIM BM	Y	IDAHO	Delivery in	VALUE	20040609
IL	11.9999	435,000	B	ILS1	BK HAPOALIM BM	Y	EMIDAH	Trading	VALUE	20040610
IL	11.8779	550,000	B	ILS1	BK HAPOALIM BM	Y	VRSGSV	Trading	VALUE	20040615
IL	11.841	25,000	B	ILS1	BK HAPOALIM BM	Y	ABWA	Trading	VALUE	20040616
IL	12.2262	470,200	B	ILS1	BK HAPOALIM BM	Y	GNZS	Trading	VALUE	20040707
IL	12.2262	7,400	B	ILS1	BK HAPOALIM BM	Y	JVAE	Trading	VALUE	20040707
IL	12.2571	286,600	B	ILS1	BK HAPOALIM BM	Y	HSEP	Trading	VALUE	20040712
IL	12.3369	21,000	B	ILS1	BK HAPOALIM BM	Y	EMVTAU	Trading	VALUE	20040726
IL	12.3894	32,700	B	ILS1	BK HAPOALIM BM	Y	JHFDN	Trading	VALUE	20040728

IL	12.3757	185,000 B	ILS1	BK HAPOALIM BM	Y	EMGME	Trading	VALUE	20040729
IL	12.3757	476,700 B	ILS1	BK HAPOALIM BM	Y	SWIBF	Trading	VALUE	20040729
IL	12.3757	68,100 B	ILS1	BK HAPOALIM BM	Y	SWIBV	Trading	VALUE	20040729
IL	12.1282	77,000 B	ILS1	BK HAPOALIM BM	Y	EMVTAU	Trading	VALUE	20040802
IL	12.093	38,000 B	ILS1	BK HAPOALIM BM	Y	EMGME	Trading	VALUE	20040805
IL	12.082	13,400 B	ILS1	BK HAPOALIM BM	Y	BGBT	Trading	VALUE	20040809
IL	12.082	80,700 B	ILS1	BK HAPOALIM BM	Y	CASEI	Trading	VALUE	20040809
IL	11.8036	460,000 B	ILS1	BK HAPOALIM BM	Y	EMMSFT	Trading	VALUE	20040816
IL	11.8125	300,000 B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20040817
IL	11.82	9,695 B	ILS1	BK HAPOALIM BM	Y	SANEF	Delivery in	VALUE	20040823
IL	12.38	275,000 B	ILS1	BK HAPOALIM BM	Y	ABIVAP	Trading	VALUE	20040906
IL	12.38	240,000 B	ILS1	BK HAPOALIM BM	Y	DBTGSV	Trading	VALUE	20040906
IL	12.6487	586,900 B	ILS1	BK HAPOALIM BM	Y	SANEF	Trading	VALUE	20040908
IL	12.492	97,500 B	ILS1	BK HAPOALIM BM	Y	BARISV	Trading	VALUE	20040909
IL	12.6804	1,000,000 B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20040913
IL	12.5697	25,900 B	ILS1	BK HAPOALIM BM	Y	ABBW	Trading	VALUE	20040920
IL	12.5697	430,700 B	ILS1	BK HAPOALIM BM	Y	FOR2	Trading	VALUE	20040920
IL	12.5697	295,600 B	ILS1	BK HAPOALIM BM	Y	OTP	Trading	VALUE	20040920
IL	12.5697	298,000 B	ILS1	BK HAPOALIM BM	Y	SWIBF	Trading	VALUE	20040920
IL	12.6643	7,800 B	ILS1	BK HAPOALIM BM	Y	ABBW	Trading	VALUE	20040923
IL	12.6643	526,200 B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20040923
IL	12.6643	130,200 B	ILS1	BK HAPOALIM BM	Y	FOR2	Trading	VALUE	20040923
IL	12.75	128,100 B	ILS1	BK HAPOALIM BM	Y	IFL	Delivery in	VALUE	20040923
IL	12.6643	311,500 B	ILS1	BK HAPOALIM BM	Y	OTP	Trading	VALUE	20040923
IL	12.6643	90,100 B	ILS1	BK HAPOALIM BM	Y	SWIBF	Trading	VALUE	20040923
IL	12.6504	9,800 B	ILS1	BK HAPOALIM BM	Y	ABBW	Trading	VALUE	20040927
IL	12.6504	653,800 B	ILS1	BK HAPOALIM BM	Y	ABIVF	Trading	VALUE	20040927
IL	12.6504	126,500 B	ILS1	BK HAPOALIM BM	Y	BAXTR	Trading	VALUE	20040927
IL	12.6504	161,700 B	ILS1	BK HAPOALIM BM	Y	FOR2	Trading	VALUE	20040927
IL	12.6504	387,000 B	ILS1	BK HAPOALIM BM	Y	OTP	Trading	VALUE	20040927
IL	12.6504	27,000 B	ILS1	BK HAPOALIM BM	Y	RBF	Trading	VALUE	20040927
IL	12.6504	250,000 B	ILS1	BK HAPOALIM BM	Y	SANEF	Trading	VALUE	20040927
IL	12.6504	111,900 B	ILS1	BK HAPOALIM BM	Y	SWIBF	Trading	VALUE	20040927
IL	12.5141	43,000 B	ILS1	BK HAPOALIM BM	Y	OLPS	Trading	VALUE	20040928
IL	12.39	358,012 B	ILS1	BK HAPOALIM BM	Y	BARDCA	Delivery in	VALUE	20040929
IL	12.39	87,288 B	ILS1	BK HAPOALIM BM	Y	BARDUS	Delivery in	VALUE	20040929

IL	12.8313	167,400	B	ILS1	BK HAPOALIM BM	Y	CWU	Trading	VALUE	20041004
IL	12.8313	250,000	B	ILS1	BK HAPOALIM BM	Y	EMGRT	Trading	VALUE	20041004
IL	12.7531	470,000	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20041005
IL	12.579	240,000	B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20041011
IL	12.579	356,500	B	ILS1	BK HAPOALIM BM	Y	FOR2	Trading	VALUE	20041011
IL	12.447	110,000	B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20041012
IL	12.4087	98,000	B	ILS1	BK HAPOALIM BM	Y	EMIDAH	Trading	VALUE	20041025
IL	12.11	320,800	B	ILS1	BK HAPOALIM BM	Y	REUGSV	Delivery in	VALUE	20041029
IL	12.3363	600,000	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20041101
IL	12.7317	357,131	B	ILS1	BK HAPOALIM BM	Y	BARDCA	Delivery in	VALUE	20041108
IL	12.39	-358,012	S	ILS1	BK HAPOALIM BM	Y	BARDCA	Delivery in	VALUE	20041108
IL	12.7317	88,169	B	ILS1	BK HAPOALIM BM	Y	BARDUS	Delivery in	VALUE	20041108
IL	12.39	-87,288	S	ILS1	BK HAPOALIM BM	Y	BARDUS	Delivery in	VALUE	20041108
IL	12.5309	200,000	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20041108
IL	13.5305	18,800	B	ILS1	BK HAPOALIM BM	Y	ACMGVB	Trading	VALUE	20041125
IL	13.5305	25,700	B	ILS1	BK HAPOALIM BM	Y	POLY	Trading	VALUE	20041125
IL	12.5	27,000	B	ILS1	BK HAPOALIM BM	Y	EMIDAH	Trading	VALUE	20041130
IL	12.5	14,700	B	ILS1	BK HAPOALIM BM	Y	EMOORE	Trading	VALUE	20041130
IL	0	160,400	B	ILS1	BK HAPOALIM BM	Y	TVA	Delivery in	VALUE	20041130
IL	12.8839	21,900	B	ILS1	BK HAPOALIM BM	Y	EMIDAH	Trading	VALUE	20041201
IL	12.8839	11,900	B	ILS1	BK HAPOALIM BM	Y	EMOORE	Trading	VALUE	20041201
IL	13.0704	870,000	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20041202
IL	13.0704	167,700	B	ILS1	BK HAPOALIM BM	Y	IWAF2	Trading	VALUE	20041202
IL	13.0252	20,000	B	ILS1	BK HAPOALIM BM	Y	ACMGVB	Trading	VALUE	20041206
IL	13.2492	877,000	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20041207
IL	13.2492	155,000	B	ILS1	BK HAPOALIM BM	Y	EMNMS	Trading	VALUE	20041207
IL	13.378	170,000	B	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20041208
IL	13.378	64,000	B	ILS1	BK HAPOALIM BM	Y	EMHNKN	Trading	VALUE	20041208
IL	13.4994	33,000	B	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20041209
IL	13.4994	15,000	B	ILS1	BK HAPOALIM BM	Y	EMGME	Trading	VALUE	20041209
IL	13.93	424,253	B	ILS1	BK HAPOALIM BM	Y	YMCA	Delivery in	VALUE	20041217
IL	14.2938	70,000	B	ILS1	BK HAPOALIM BM	Y	EMVTAU	Trading	VALUE	20041221
IL	14.0825	285,600	B	ILS1	BK HAPOALIM BM	Y	FOR2	Trading	VALUE	20041223
IL	14.2839	1,000,000	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20050104
IL	15.29	1,900	B	ILS1	BK HAPOALIM BM	Y	ALCAN	Delivery in	VALUE	20050111
IL	15.74	217,900	B	ILS1	BK HAPOALIM BM	Y	EMCLTNF	Delivery in	VALUE	20050112

	IL		15.4401	195,000	B	ILS1	BK HAPOALIM BM	Y	EMCLTNF	Trading	VALUE	20050117
	IL		15.1737	-100,000	S	ILS1	BK HAPOALIM BM	Y	MSI	Trading	VALUE	20050117
	IL		15.4737	181,200	B	ILS1	BK HAPOALIM BM	Y	ALCAN	Trading	VALUE	20050119
	IL		15.7827	102,000	B	ILS1	BK HAPOALIM BM	Y	EMCLTNF	Trading	VALUE	20050124
	IL		15.4317	-120,000	S	ILS1	BK HAPOALIM BM	Y	EMGARDV	Trading	VALUE	20050124
	IL		15.4317	-75,000	S	ILS1	BK HAPOALIM BM	Y	EMGME	Trading	VALUE	20050124
	IL		15.9928	700,000	B	ILS1	BK HAPOALIM BM	Y	EMVP	Trading	VALUE	20050125
	IL		16.0258	9,800	B	ILS1	BK HAPOALIM BM	Y	BGBT	Trading	VALUE	20050126
	IL		15.9241	-59,200	S	ILS1	BK HAPOALIM BM	Y	STATE	Trading	VALUE	20050126
	IL		15.9142	30,000	B	ILS1	BK HAPOALIM BM	Y	EMCLTNF	Trading	VALUE	20050131
	IL		16.0309	665,000	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20050202
	IL		16.3391	-300,000	S	ILS1	BK HAPOALIM BM	Y	EMBBC	Trading	VALUE	20050214
	IL		16.4457	580,000	B	ILS1	BK HAPOALIM BM	Y	EMDB	Trading	VALUE	20050214
	IL		16.4457	13,000	B	ILS1	BK HAPOALIM BM	Y	EMGME	Trading	VALUE	20050214
	IL		16.4457	83,500	B	ILS1	BK HAPOALIM BM	Y	EMOORE	Trading	VALUE	20050214
	IL		16.5076	8,600	B	ILS1	BK HAPOALIM BM	Y	IAMHK	Trading	VALUE	20050217
	IL		15.9938	-63,900	S	ILS1	BK HAPOALIM BM	Y	MARK4	Trading	VALUE	20050221
	IL		15.6193	310,000	B	ILS1	BK HAPOALIM BM	Y	EMACM	Trading	VALUE	20050223
	IL		15.5543	17,600	B	ILS1	BK HAPOALIM BM	Y	HAPHX	Trading	VALUE	20050224
	IL		15.43	-84,500	S	ILS1	BK HAPOALIM BM	Y	HOST	Delivery in	VALUE	20050224
	IL		16.0846	25,100	B	ILS1	BK HAPOALIM BM	Y	ACMGVB	Trading	VALUE	20050303
	IL		15.602	51,800	B	ILS1	BK HAPOALIM BM	Y	SOVG	Trading	VALUE	20050307
	IL		15.95	132,000	B	ILS1	BK HAPOALIM BM	Y	HEWV	Delivery in	VALUE	20050309
	IL		14.7886	-6,200	S	ILS1	BK HAPOALIM BM	Y	MCG	Trading	VALUE	20050323
	IL		14.8379	-54,000	S	ILS1	BK HAPOALIM BM	Y	RBF	Trading	VALUE	20050331
				82,512,014								
				3,423,914								
				85,935,928								

principal	price		units	trans_code	security_de	security_desc1	proxy	account			TradeDate
987723	10.89	-90700	90700	DEL	ILS1	BANK HAPOALIM B.M.		36074460C	Delivery in	GROWTH	20040109
567018.2	11.2055	50400	50400	B	ILS1	BANK HAPOALIM B.M.		36000058E	Trading	GROWTH	20040113
157505.1	11.2055	14000	14000	B	ILS1	BANK HAPOALIM B.M.		36028250C	Trading	GROWTH	20040113
3647581	11.2055	324219	324219	B	ILS1	BANK HAPOALIM B.M.		36097500C	Trading	GROWTH	20040113
353919	11.2264	31400	31400	B	ILS1	BANK HAPOALIM B.M.		36000058E	Trading	GROWTH	20040114
99187.49	11.2264	8800	8800	B	ILS1	BANK HAPOALIM B.M.		36028250C	Trading	GROWTH	20040114

2281098	11.2264	202381	202381	B	ILS1	BANK HAPOALIM B.M.	36097500C Trading	GROWTH	20040114
99657.58	11.6536	-8586	8586	S	ILS1	BANK HAPOALIM B.M.	36062100C Trading	GROWTH	20040120
2188232	11.429	190700	190700	B	ILS1	BANK HAPOALIM B.M.	22003606C Trading	GROWTH	20040127
1203700	11.429	104900	104900	B	ILS1	BANK HAPOALIM B.M.	22033350C Trading	GROWTH	20040127
168678.6	11.429	14700	14700	B	ILS1	BANK HAPOALIM B.M.	36065581C Trading	GROWTH	20040127
375223.9	11.429	32700	32700	B	ILS1	BANK HAPOALIM B.M.	36074460C Trading	GROWTH	20040127
780282.1	11.429	68000	68000	B	ILS1	BANK HAPOALIM B.M.	36075000C Trading	GROWTH	20040127
975352.6	11.429	85000	85000	B	ILS1	BANK HAPOALIM B.M.	36078840C Trading	GROWTH	20040127
156056.4	11.429	13600	13600	B	ILS1	BANK HAPOALIM B.M.	360935624 Trading	GROWTH	20040127
114747.4	11.429	10000	10000	B	ILS1	BANK HAPOALIM B.M.	36093573C Trading	GROWTH	20040127
1062561	11.429	92600	92600	B	ILS1	BANK HAPOALIM B.M.	36095300C Trading	GROWTH	20040127
203102.8	11.429	17700	17700	B	ILS1	BANK HAPOALIM B.M.	36097952C Trading	GROWTH	20040127
364896.6	11.429	31800	31800	B	ILS1	BANK HAPOALIM B.M.	36099500C Trading	GROWTH	20040127
69683.04	11.2	6200	6200	B	ILS1	BANK HAPOALIM B.M.	36093597C Trading	GROWTH	20040129
1046700	11.63	-90000	90000	DEL	ILS1	BANK HAPOALIM B.M.	36000982C Delivery in	GROWTH	20040220
1046700	11.63	90000	90000	REC	ILS1	BANK HAPOALIM B.M.	360934854 Delivery in	GROWTH	20040220
850181.6	11.79	-72400	72400	S	ILS1	BANK HAPOALIM B.M.	22003606C Trading	GROWTH	20040223
947973.3	11.7649	-80900	80900	S	ILS1	BANK HAPOALIM B.M.	36000982C Trading	GROWTH	20040223
880878.7	11.5901	75700	75700	B	ILS1	BANK HAPOALIM B.M.	22033350C Trading	GROWTH	20040303
1225317	11.5901	105300	105300	B	ILS1	BANK HAPOALIM B.M.	360934902 Trading	GROWTH	20040303
212110.5	11.8973	-17900	17900	S	ILS1	BANK HAPOALIM B.M.	36078840C Trading	GROWTH	20040322
46229.18	11.8064	3900	3900	B	ILS1	BANK HAPOALIM B.M.	36028250C Trading	GROWTH	20040325
91588.18	11.64	-7900	7900	S	ILS1	BANK HAPOALIM B.M.	36099500C Trading	GROWTH	20040329
1053992	11.85	88900	88900	B	ILS1	BANK HAPOALIM B.M.	36093506? Trading	GROWTH	20040331
736940.1	12.0724	60800	60800	B	ILS1	BANK HAPOALIM B.M.	22003606C Trading	GROWTH	20040407
627853.5	12.0724	51800	51800	B	ILS1	BANK HAPOALIM B.M.	22033350C Trading	GROWTH	20040407
92117.51	12.0724	7600	7600	B	ILS1	BANK HAPOALIM B.M.	36065581C Trading	GROWTH	20040407
1345400	12.0724	111000	111000	B	ILS1	BANK HAPOALIM B.M.	36071100C Trading	GROWTH	20040407
158781.5	12.0724	13100	13100	B	ILS1	BANK HAPOALIM B.M.	36074460C Trading	GROWTH	20040407
484829	12.0724	40000	40000	B	ILS1	BANK HAPOALIM B.M.	36075000C Trading	GROWTH	20040407
556341.3	12.0724	45900	45900	B	ILS1	BANK HAPOALIM B.M.	36078840C Trading	GROWTH	20040407
88481.3	12.0724	7300	7300	B	ILS1	BANK HAPOALIM B.M.	360934902 Trading	GROWTH	20040407
100602	12.0724	8300	8300	B	ILS1	BANK HAPOALIM B.M.	360935624 Trading	GROWTH	20040407
88481.3	12.0724	7300	7300	B	ILS1	BANK HAPOALIM B.M.	36093573C Trading	GROWTH	20040407
623005.3	12.0724	51400	51400	B	ILS1	BANK HAPOALIM B.M.	36095300C Trading	GROWTH	20040407
126055.5	12.0724	10400	10400	B	ILS1	BANK HAPOALIM B.M.	36097952C Trading	GROWTH	20040407

122419.3	12.0724	10100	10100 B	ILS1	BANK HAPOALIM B.M.	36099500C Trading	GROWTH	20040407
432965.9	12.1819	35400	35400 B	ILS1	BANK HAPOALIM B.M.	22003606C Trading	GROWTH	20040408
369366.4	12.1819	30200	30200 B	ILS1	BANK HAPOALIM B.M.	22033350C Trading	GROWTH	20040408
53814.97	12.1819	4400	4400 B	ILS1	BANK HAPOALIM B.M.	36065581C Trading	GROWTH	20040408
791324.7	12.1819	64700	64700 B	ILS1	BANK HAPOALIM B.M.	36071100C Trading	GROWTH	20040408
92953.13	12.1819	7600	7600 B	ILS1	BANK HAPOALIM B.M.	36074460C Trading	GROWTH	20040408
286197.8	12.1819	23400	23400 B	ILS1	BANK HAPOALIM B.M.	36075000C Trading	GROWTH	20040408
327782.1	12.1819	26800	26800 B	ILS1	BANK HAPOALIM B.M.	36078840C Trading	GROWTH	20040408
52591.9	12.1819	4300	4300 B	ILS1	BANK HAPOALIM B.M.	360934902 Trading	GROWTH	20040408
59930.31	12.1819	4900	4900 B	ILS1	BANK HAPOALIM B.M.	360935624 Trading	GROWTH	20040408
50806.23	12.1819	4154	4154 B	ILS1	BANK HAPOALIM B.M.	36093573C Trading	GROWTH	20040408
366920.2	12.1819	30000	30000 B	ILS1	BANK HAPOALIM B.M.	36095300C Trading	GROWTH	20040408
74607.12	12.1819	6100	6100 B	ILS1	BANK HAPOALIM B.M.	36097952C Trading	GROWTH	20040408
72160.98	12.1819	5900	5900 B	ILS1	BANK HAPOALIM B.M.	36099500C Trading	GROWTH	20040408
338194.9	12.249	27500	27500 B	ILS1	BANK HAPOALIM B.M.	22003606C Trading	GROWTH	20040413
140069	12.25	11400	11400 B	ILS1	BANK HAPOALIM B.M.	22003606C Trading	GROWTH	20040413
119181.5	12.25	9700	9700 B	ILS1	BANK HAPOALIM B.M.	22033350C Trading	GROWTH	20040413
287773.1	12.249	23400	23400 B	ILS1	BANK HAPOALIM B.M.	22033350C Trading	GROWTH	20040413
17201.45	12.25	1400	1400 B	ILS1	BANK HAPOALIM B.M.	36065581C Trading	GROWTH	20040413
41813.19	12.249	3400	3400 B	ILS1	BANK HAPOALIM B.M.	36065581C Trading	GROWTH	20040413
256793.1	12.25	20900	20900 B	ILS1	BANK HAPOALIM B.M.	36071100C Trading	GROWTH	20040413
617359.4	12.249	50200	50200 B	ILS1	BANK HAPOALIM B.M.	36071100C Trading	GROWTH	20040413
30716.88	12.25	2500	2500 B	ILS1	BANK HAPOALIM B.M.	36074460C Trading	GROWTH	20040413
72558.18	12.249	5900	5900 B	ILS1	BANK HAPOALIM B.M.	36074460C Trading	GROWTH	20040413
92150.63	12.25	7500	7500 B	ILS1	BANK HAPOALIM B.M.	36075000C Trading	GROWTH	20040413
222593.7	12.249	18100	18100 B	ILS1	BANK HAPOALIM B.M.	36075000C Trading	GROWTH	20040413
105666.1	12.25	8600	8600 B	ILS1	BANK HAPOALIM B.M.	36078840C Trading	GROWTH	20040413
254568.5	12.249	20700	20700 B	ILS1	BANK HAPOALIM B.M.	36078840C Trading	GROWTH	20040413
17201.45	12.25	1400	1400 B	ILS1	BANK HAPOALIM B.M.	360934902 Trading	GROWTH	20040413
40583.39	12.249	3300	3300 B	ILS1	BANK HAPOALIM B.M.	360934902 Trading	GROWTH	20040413
19658.8	12.25	1600	1600 B	ILS1	BANK HAPOALIM B.M.	360935624 Trading	GROWTH	20040413
45502.59	12.249	3700	3700 B	ILS1	BANK HAPOALIM B.M.	360935624 Trading	GROWTH	20040413
17201.45	12.25	1400	1400 B	ILS1	BANK HAPOALIM B.M.	36093573C Trading	GROWTH	20040413
41813.19	12.249	3400	3400 B	ILS1	BANK HAPOALIM B.M.	36093573C Trading	GROWTH	20040413
119181.5	12.25	9700	9700 B	ILS1	BANK HAPOALIM B.M.	36095300C Trading	GROWTH	20040413
285313.5	12.249	23200	23200 B	ILS1	BANK HAPOALIM B.M.	36095300C Trading	GROWTH	20040413

24573.5	12.25	2000	2000 B	ILS1	BANK HAPOALIM B.M.	36097952C	Trading	GROWTH	20040413
57800.58	12.249	4700	4700 B	ILS1	BANK HAPOALIM B.M.	36097952C	Trading	GROWTH	20040413
23344.83	12.25	1900	1900 B	ILS1	BANK HAPOALIM B.M.	36099500C	Trading	GROWTH	20040413
55340.98	12.249	4500	4500 B	ILS1	BANK HAPOALIM B.M.	36099500C	Trading	GROWTH	20040413
139960.6	12.122	11500	11500 B	ILS1	BANK HAPOALIM B.M.	22003606C	Trading	GROWTH	20040414
119270.8	12.122	9800	9800 B	ILS1	BANK HAPOALIM B.M.	22033350C	Trading	GROWTH	20040414
17038.68	12.122	1400	1400 B	ILS1	BANK HAPOALIM B.M.	36065581C	Trading	GROWTH	20040414
253146.2	12.122	20800	20800 B	ILS1	BANK HAPOALIM B.M.	36071100C	Trading	GROWTH	20040414
29209.17	12.122	2400	2400 B	ILS1	BANK HAPOALIM B.M.	36074460C	Trading	GROWTH	20040414
92495.71	12.122	7600	7600 B	ILS1	BANK HAPOALIM B.M.	36075000C	Trading	GROWTH	20040414
104666.2	12.122	8600	8600 B	ILS1	BANK HAPOALIM B.M.	36078840C	Trading	GROWTH	20040414
15821.63	12.122	1300	1300 B	ILS1	BANK HAPOALIM B.M.	360934902	Trading	GROWTH	20040414
19472.78	12.122	1600	1600 B	ILS1	BANK HAPOALIM B.M.	360935624	Trading	GROWTH	20040414
17038.68	12.122	1400	1400 B	ILS1	BANK HAPOALIM B.M.	36093573C	Trading	GROWTH	20040414
118053.7	12.122	9700	9700 B	ILS1	BANK HAPOALIM B.M.	36095300C	Trading	GROWTH	20040414
24340.98	12.122	2000	2000 B	ILS1	BANK HAPOALIM B.M.	36097952C	Trading	GROWTH	20040414
23123.93	12.122	1900	1900 B	ILS1	BANK HAPOALIM B.M.	36099500C	Trading	GROWTH	20040414
214740.6	12.0839	17700	17700 B	ILS1	BANK HAPOALIM B.M.	22003606C	Trading	GROWTH	20040415
183196.8	12.0839	15100	15100 B	ILS1	BANK HAPOALIM B.M.	22033350C	Trading	GROWTH	20040415
27904.14	12.0839	2300	2300 B	ILS1	BANK HAPOALIM B.M.	36065581C	Trading	GROWTH	20040415
394297.7	12.0839	32500	32500 B	ILS1	BANK HAPOALIM B.M.	36071100C	Trading	GROWTH	20040415
46102.5	12.0839	3800	3800 B	ILS1	BANK HAPOALIM B.M.	36074460C	Trading	GROWTH	20040415
141947.2	12.0839	11700	11700 B	ILS1	BANK HAPOALIM B.M.	36075000C	Trading	GROWTH	20040415
162572	12.0839	13400	13400 B	ILS1	BANK HAPOALIM B.M.	36078840C	Trading	GROWTH	20040415
26690.92	12.0839	2200	2200 B	ILS1	BANK HAPOALIM B.M.	360934902	Trading	GROWTH	20040415
29117.37	12.0839	2400	2400 B	ILS1	BANK HAPOALIM B.M.	360935624	Trading	GROWTH	20040415
25477.69	12.0839	2100	2100 B	ILS1	BANK HAPOALIM B.M.	36093573C	Trading	GROWTH	20040415
180770.3	12.0839	14900	14900 B	ILS1	BANK HAPOALIM B.M.	36095300C	Trading	GROWTH	20040415
36396.71	12.0839	3000	3000 B	ILS1	BANK HAPOALIM B.M.	36097952C	Trading	GROWTH	20040415
35183.48	12.0839	2900	2900 B	ILS1	BANK HAPOALIM B.M.	36099500C	Trading	GROWTH	20040415
80254.48	12.1234	6600	6600 B	ILS1	BANK HAPOALIM B.M.	22003606C	Trading	GROWTH	20040419
68094.71	12.1234	5600	5600 B	ILS1	BANK HAPOALIM B.M.	22033350C	Trading	GROWTH	20040419
9727.82	12.1234	800	800 B	ILS1	BANK HAPOALIM B.M.	36065581C	Trading	GROWTH	20040419
145917.2	12.1234	12000	12000 B	ILS1	BANK HAPOALIM B.M.	36071100C	Trading	GROWTH	20040419
17023.68	12.1234	1400	1400 B	ILS1	BANK HAPOALIM B.M.	36074460C	Trading	GROWTH	20040419
52287.01	12.1234	4300	4300 B	ILS1	BANK HAPOALIM B.M.	36075000C	Trading	GROWTH	20040419

60798.85	12.1234	5000	5000 B	ILS1	BANK HAPOALIM B.M.	36078840C	Trading	GROWTH	20040419
9727.82	12.1234	800	800 B	ILS1	BANK HAPOALIM B.M.	360934902	Trading	GROWTH	20040419
10943.79	12.1234	900	900 B	ILS1	BANK HAPOALIM B.M.	360935624	Trading	GROWTH	20040419
10287.17	12.1234	846	846 B	ILS1	BANK HAPOALIM B.M.	36093573C	Trading	GROWTH	20040419
68094.71	12.1234	5600	5600 B	ILS1	BANK HAPOALIM B.M.	36095300C	Trading	GROWTH	20040419
13375.75	12.1234	1100	1100 B	ILS1	BANK HAPOALIM B.M.	36097952C	Trading	GROWTH	20040419
13375.75	12.1234	1100	1100 B	ILS1	BANK HAPOALIM B.M.	36099500C	Trading	GROWTH	20040419
334154.5	12.2813	27100	27100 B	ILS1	BANK HAPOALIM B.M.	360000585	Trading	GROWTH	20040420
82613.85	12.2813	6700	6700 B	ILS1	BANK HAPOALIM B.M.	36028250C	Trading	GROWTH	20040420
2331683	12.2813	189100	189100 B	ILS1	BANK HAPOALIM B.M.	36097500C	Trading	GROWTH	20040420
1347605	12.18	110200	110200 B	ILS1	BANK HAPOALIM B.M.	22033350C	Trading	GROWTH	20040421
60511.08	12.3	4900	4900 B	ILS1	BANK HAPOALIM B.M.	36065581C	Trading	GROWTH	20040428
49021.87	12.2066	4000	4000 B	ILS1	BANK HAPOALIM B.M.	36065581C	Trading	GROWTH	20040428
419137	12.2066	34200	34200 B	ILS1	BANK HAPOALIM B.M.	36071100C	Trading	GROWTH	20040428
517431.5	12.3	41900	41900 B	ILS1	BANK HAPOALIM B.M.	36071100C	Trading	GROWTH	20040428
6127.73	12.2066	500	500 B	ILS1	BANK HAPOALIM B.M.	36074460C	Trading	GROWTH	20040428
8644.44	12.3	700	700 B	ILS1	BANK HAPOALIM B.M.	36074460C	Trading	GROWTH	20040428
387764.9	12.3	31400	31400 B	ILS1	BANK HAPOALIM B.M.	36075000C	Trading	GROWTH	20040428
313740	12.2066	25600	25600 B	ILS1	BANK HAPOALIM B.M.	36075000C	Trading	GROWTH	20040428
224275.1	12.2066	18300	18300 B	ILS1	BANK HAPOALIM B.M.	36078840C	Trading	GROWTH	20040428
276622.1	12.3	22400	22400 B	ILS1	BANK HAPOALIM B.M.	36078840C	Trading	GROWTH	20040428
50631.72	12.3	4100	4100 B	ILS1	BANK HAPOALIM B.M.	360935624	Trading	GROWTH	20040428
41668.59	12.2066	3400	3400 B	ILS1	BANK HAPOALIM B.M.	360935624	Trading	GROWTH	20040428
29638.08	12.3	2400	2400 B	ILS1	BANK HAPOALIM B.M.	36093573C	Trading	GROWTH	20040428
24510.93	12.2066	2000	2000 B	ILS1	BANK HAPOALIM B.M.	36093573C	Trading	GROWTH	20040428
158095.5	12.2066	12900	12900 B	ILS1	BANK HAPOALIM B.M.	36095300C	Trading	GROWTH	20040428
196352.3	12.3	15900	15900 B	ILS1	BANK HAPOALIM B.M.	36095300C	Trading	GROWTH	20040428
154418.9	12.2066	12600	12600 B	ILS1	BANK HAPOALIM B.M.	36097952C	Trading	GROWTH	20040428
62502.89	12.2066	5100	5100 B	ILS1	BANK HAPOALIM B.M.	36099500C	Trading	GROWTH	20040428
77799.96	12.3	6300	6300 B	ILS1	BANK HAPOALIM B.M.	36099500C	Trading	GROWTH	20040428
40141.89	11.7594	3400	3400 B	ILS1	BANK HAPOALIM B.M.	36028250C	Trading	GROWTH	20040503
1494795	11.8822	125300	125300 B	ILS1	BANK HAPOALIM B.M.	22003606C	Trading	GROWTH	20040602
255049.1	12.0395	21100	21100 B	ILS1	BANK HAPOALIM B.M.	360934302	Trading	GROWTH	20040607
125220	12.2	-10300	10300 S	ILS1	BANK HAPOALIM B.M.	22003606C	Trading	GROWTH	20040623
301506.4	12.1026	-25000	25000 S	ILS1	BANK HAPOALIM B.M.	360000585	Trading	GROWTH	20040624
67537.45	12.1026	-5600	5600 S	ILS1	BANK HAPOALIM B.M.	36028250C	Trading	GROWTH	20040624

1760798	12.1026	-146000	146000	S	ILS1	BANK HAPOALIM B.M.	36097500C	Trading	GROWTH	20040624
249262	12.09	-20700	20700	S	ILS1	BANK HAPOALIM B.M.	22033350C	Trading	GROWTH	20040715
1097370	12.064	90600	90600	B	ILS1	BANK HAPOALIM B.M.	22003606C	Trading	GROWTH	20040805
207119.6	12.064	17100	17100	B	ILS1	BANK HAPOALIM B.M.	36065581C	Trading	GROWTH	20040805
237400.2	12.064	19600	19600	B	ILS1	BANK HAPOALIM B.M.	36074460C	Trading	GROWTH	20040805
757016	12.064	62500	62500	B	ILS1	BANK HAPOALIM B.M.	36075000C	Trading	GROWTH	20040805
580177.1	12.064	47900	47900	B	ILS1	BANK HAPOALIM B.M.	36078840C	Trading	GROWTH	20040805
23013.29	12.064	1900	1900	B	ILS1	BANK HAPOALIM B.M.	360934302	Trading	GROWTH	20040805
251934.9	12.064	20800	20800	B	ILS1	BANK HAPOALIM B.M.	360934902	Trading	GROWTH	20040805
271314.5	12.064	22400	22400	B	ILS1	BANK HAPOALIM B.M.	360935624	Trading	GROWTH	20040805
79940.89	12.064	6600	6600	B	ILS1	BANK HAPOALIM B.M.	36093573C	Trading	GROWTH	20040805
696454.7	12.064	57500	57500	B	ILS1	BANK HAPOALIM B.M.	36095300C	Trading	GROWTH	20040805
61772.51	12.064	5100	5100	B	ILS1	BANK HAPOALIM B.M.	36097952C	Trading	GROWTH	20040805
145794.3	12.5184	11600	11600	B	ILS1	BANK HAPOALIM B.M.	36028250C	Trading	GROWTH	20040920
927851.6	12.7964	-72800	72800	S	ILS1	BANK HAPOALIM B.M.	36028250C	Trading	GROWTH	20041004
699844.2	12.72	54800	54800	B	ILS1	BANK HAPOALIM B.M.	22003606C	Trading	GROWTH	20041005
28095.94	12.72	2200	2200	B	ILS1	BANK HAPOALIM B.M.	36065581C	Trading	GROWTH	20041005
52360.61	12.72	4100	4100	B	ILS1	BANK HAPOALIM B.M.	36074460C	Trading	GROWTH	20041005
5108.35	12.72	400	400	B	ILS1	BANK HAPOALIM B.M.	360934302	Trading	GROWTH	20041005
44698.08	12.72	3500	3500	B	ILS1	BANK HAPOALIM B.M.	360935624	Trading	GROWTH	20041005
35758.46	12.72	2800	2800	B	ILS1	BANK HAPOALIM B.M.	36093573C	Trading	GROWTH	20041005
154527.7	12.72	12100	12100	B	ILS1	BANK HAPOALIM B.M.	36095300C	Trading	GROWTH	20041005
51083.52	12.72	4000	4000	B	ILS1	BANK HAPOALIM B.M.	36097952C	Trading	GROWTH	20041005
169919	12.63	13400	13400	B	ILS1	BANK HAPOALIM B.M.	360934302	Trading	GROWTH	20041011
518027	12.5934	-41300	41300	S	ILS1	BANK HAPOALIM B.M.	22033350C	Trading	GROWTH	20041011
368765	12.5934	-29400	29400	S	ILS1	BANK HAPOALIM B.M.	36078840C	Trading	GROWTH	20041011
1879034	12.4609	-151400	151400	S	ILS1	BANK HAPOALIM B.M.	36093597C	Trading	GROWTH	20041019
1216181	12.4092	-98400	98400	S	ILS1	BANK HAPOALIM B.M.	36093597C	Trading	GROWTH	20041025
1787625	12.3865	-144900	144900	S	ILS1	BANK HAPOALIM B.M.	36071100C	Trading	GROWTH	20041026
343384.9	12.313	-28000	28000	S	ILS1	BANK HAPOALIM B.M.	36078840C	Trading	GROWTH	20041101
126316.6	12.313	-10300	10300	S	ILS1	BANK HAPOALIM B.M.	360935624	Trading	GROWTH	20041101
234378.7	12.72	-18500	18500	S	ILS1	BANK HAPOALIM B.M.	36099500C	Trading	GROWTH	20041130
3368456	12.74	-264400	264400	DEL	ILS1	BANK HAPOALIM B.M.	22003606C	Delivery in	GROWTH	20041201
3368456	12.74	264400	264400	REC	ILS1	BANK HAPOALIM B.M.	36093331E	Delivery in	GROWTH	20041201
3424241	13.003	-264400	264400	S	ILS1	BANK HAPOALIM B.M.	36093331E	Trading	GROWTH	20041206
6004997	14.2271	420400	420400	B	ILS1	BANK HAPOALIM B.M.	36093347E	Trading	GROWTH	20041221

262659.5	13.99	18700	18700	B	ILS1	BANK HAPOALIM B.M.	360934302	Trading	GROWTH	20041222
3174803	14.57	-217900	217900	DEL	ILS1	BANK HAPOALIM B.M.	22003606C	Delivery in	GROWTH	20050103
3174803	14.57	217900	217900	REC	ILS1	BANK HAPOALIM B.M.	360934878	Delivery in	GROWTH	20050103
1728298	14.09	122600	122600	B	ILS1	BANK HAPOALIM B.M.	360932616	Trading	GROWTH	20050105
1770344	14.44	-122600	122600	DEL	ILS1	BANK HAPOALIM B.M.	360932616	Delivery in	GROWTH	20050107
93114.17	15.4572	6000	6000	B	ILS1	BANK HAPOALIM B.M.	360000585	Trading	GROWTH	20050111
977698.8	15.4572	63000	63000	B	ILS1	BANK HAPOALIM B.M.	36097500C	Trading	GROWTH	20050111
236249.2	15.6872	15000	15000	B	ILS1	BANK HAPOALIM B.M.	36065581C	Trading	GROWTH	20050112
5726681	15.6872	363600	363600	B	ILS1	BANK HAPOALIM B.M.	360933475	Trading	GROWTH	20050112
3429746	15.74	-217900	217900	DEL	ILS1	BANK HAPOALIM B.M.	360934878	Delivery in	GROWTH	20050112
1184656	15.587	75700	75700	B	ILS1	BANK HAPOALIM B.M.	22033350C	Trading	GROWTH	20050117
176837.6	15.587	11300	11300	B	ILS1	BANK HAPOALIM B.M.	360934302	Trading	GROWTH	20050117
131454.5	15.587	8400	8400	B	ILS1	BANK HAPOALIM B.M.	36099500C	Trading	GROWTH	20050117
127468.1	15.8	-8100	8100	S	ILS1	BANK HAPOALIM B.M.	22003606C	Trading	GROWTH	20050124
393983.9	15.5124	-25500	25500	S	ILS1	BANK HAPOALIM B.M.	36093573C	Trading	GROWTH	20050124
1454271	16.2022	89400	89400	B	ILS1	BANK HAPOALIM B.M.	360934302	Trading	GROWTH	20050203
1303835	15.43	84500	84500	REC	ILS1	BANK HAPOALIM B.M.	36093271C	Delivery in	GROWTH	20050224
1335818	15.8164	-84500	84500	S	ILS1	BANK HAPOALIM B.M.	36093271C	Trading	GROWTH	20050228
102967.5	15.43	-6700	6700	S	ILS1	BANK HAPOALIM B.M.	36097952C	Trading	GROWTH	20050316
61995.02	14.82	-4200	4200	S	ILS1	BANK HAPOALIM B.M.	360934902	Trading	GROWTH	20050331
		3423914								

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: June 1, 2005
Reference: 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Further to the Immediate Reports of Bank Hapoalim B.M. (hereinafter: "the Bank") of November 24, 2004, December 1, 2004, and March 29, 2005, the Bank hereby reports that on May 31, 2005, in the afternoon, Bank Hapoalim (Switzerland) Ltd., a wholly owned subsidiary of the Bank, completed the purchase of the Swiss Bank: New–York–Inter Maritime Bank, Geneva, in its entirety.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed) *(signed)*

Yoram Weissbrem
Secretary of the Bank

Sharona Tamir, Adv.
Deputy Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 06/06/2005
Reference: 2005-01-038871

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
○ On _______________
● From 01/03/2005 until 31/05/2005

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Conversion of option warrants into shares of the Corporation.

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
10/03/2005	*Realization of options*	*Options*	*6620165*	*60,000*	*No*
14/03/2005	*Realization of options*	*Options*	*6620090*	*133,334*	*No*
03/05/2005	*Realization of options*	*Options*	*6620090*	*266,667*	*No*
08/05/2005	*Realization of options*	*Options*	*6620173*	*91,667*	*No*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*

4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,256,923,173	1,257,474,841

Explanation: All categories of shares should be specified – including shares which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Quantity in the last report	Present quantity

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 18/04/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Telephone: 03-5673800, Fax: 03-5674576

Date: June 07, 2005
Our Ref.: 802/05

To : The London Stock Exchange

Re: Bank Hapoalim B.M. ("the Bank") - Immediate Report In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Further to the immediate report of February 1, 2005, the bank hereby notifies that on, June 7, 2005, shortly after 12:00 o'clock, an application was submitted to the district court of Tel-Aviv-Jaffa for the convening of meetings under Section 350 of the Companies Law, 5759-1999 (hereinafter - "the Application"), by various subsidiaries of the bank which are provident funds or managing companies of provident funds.

Under the application the court was requested to order the convening of meetings of shareholders and members of the applicants on the agenda of which there shall be a discussion and approval of arrangement (hereinafter: "the Arrangements") concerning a reorganization of the structure of the bank's provident funds the purpose of which is to reorganize the holdings of the bank in the provident funds owned by it and/or managed by it (hereinafter: "the Reorganization").

In the framework of the reorganization, the provident fund corporations will be merged into three provident fund management companies, according to the volume of assets under management and the nature of the existing provident funds. The provident fund corporations being merged will be dissolved without being wound-up and will become provident fund plans, while ceasing to exist as corporate bodies.

In addition, as part of the reorganization, an adjustment will be made of the articles of the provident funds being merged as aforesaid and of the provident funds which are plans under management of the managing companies, so that each one of them will contain provisions which in the future will enable the transfer of the management of the relevant provident fund and/or the transfer of the holdings in the relevant managing company to a third party or parties, subject to the consent of the relevant governmental authorities as may be required by law, and subject to the consent of the bank.

The reorganization will be carried out so that the rights of the members of the provident funds according to their articles will not be affected, which means that the administration fees will not be increased and no changes will be made in the arrangements regarding the guarantees which the bank provides to certain members in some of the provident funds. In some of the provident fund corporations, members who were shareholders thereof will cease to be shareholders once the corporations are merged and dissolved without being wound-up.

After obtaining the approvals of the meetings as requested in the application, an application will be submitted for the granting of an order of merger in relation to the arrangements, under Section 351 of the Companies Law, 5759-1999.

In addition to the approval of the court, the implementation of the arrangement is subject to additional approvals, including the approvals of the competent authorities.

Sincerely,

Bank Hapoalim B.M..
Headquarters

(-)
Yacov Rozen
Member of the Board of Management

(-)
Moriah Hoftman-Doron, Adv.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 19/06/2005
Reference: 2005-01-043221

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.48	16.48	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.03	2.03	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	Hyperion BH Holdings LLC	BNHP Ordinary Shares	27,086,496	2.16	2.16	2.14	2.14
6	Hyperion BH Holdings II LLC	BNHP Ordinary Shares	1,108,564	0.09	0.09	0.09	0.09
7	Scott Shay	BNHP Ordinary Shares	340,602	0.03	0.03	0.03	0.03
8	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
9	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
10	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
11	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
12	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
13	Alliance Capital Management L.P	BNHP Ordinary Shares	89,250,000	7.10	7.10	7.03	7.03
14	Ofer Glazer	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02

1. If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.
2. Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.
3. The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.
4. Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH Holdings LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2910535*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *27,086,496*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH HoldingsII LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2924980*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,108,564*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Scott Shay*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Passport Number*
Identity Number: *111321565*
Citizenship/Country of Incorporation or Registration: *Private person without Israeli citizenship*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *340,602*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *11*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *12*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *13*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *89,250,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Ofer Glazer.*
No. of Holder: *14*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *056159072*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: .
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *0*
Change in Quantity of Securities: *300,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 18/04/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 19/06/2005
Reference: 2005-01-043218

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Became
an Interested Party of the Corporation by Virtue of His Holdings

Regulation 33(e) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. Details of the Holder:
   First Name: *Ofer*
   Surname/Name of Corporation: *Glazer*
   Category of Identity Number: *Identification Document number*
   Identity Number: *056159072*
   Citizenship/Country of Incorporation or Registration:
   A private person with Israeli citizenship
   Country of Citizenship/Incorporation or Registration:
   Address: *8 Pa'amoni St., Tel Aviv, Israel 68077*
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

2. Details of the Transaction Following Which the Holder Became an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577.*
   c. Date of Execution of the Transaction: *June 15, 2005.*
   d. Nature of the Transaction: *Increase, due to purchase in the Stock Exchange*
   e. Quantity of Securities Pertaining to the Transaction: *300,000*
   f. Price at which the Transaction Was Executed:1,499.31 Agoroth
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*300,000*	*No*	*0.02*	*0.02*	*0.02*	*0.02*

b. ● The Holder is not a banking corporation or an insurer:
○ The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4. *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*

* *It should stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. ● The interested party does not hold shares or convertible securities of a subsidiary or a related company of the reporting corporation
○ The interested party holds shares or convertible securities of a subsidiary or a related company of the reporting corporation, as set forth below:

1.
Name of the Subsidiary or Related Company of the Reporting Corporation:
Category of Identity Number:
Identity Number:
Citizenship/Country of Incorporation or Registration:
Country of Citizenship/Incorporation or Registration:
Nature of the Connection with the Reporting corporation:
Category of Security: Quantity of Security:
Extent of Capital Holding: __% Extent of Holding of Voting Power: ______%

5. Additional Details:
The amount of 300,000 shares was carried out in 12 purchases and reported at the average price.

6. The date and time when the corporation first learned of the occurrence or the subject matter: *June 16, 2005* at *15:15 p.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 18/04/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/07/2005
Reference: 2005-01-053979

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.48	16.48	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	Hyperion BH Holdings LLC	BNHP Ordinary Shares	27,086,496	2.15	2.15	2.14	2.14
6	Hyperion BH Holdings II LLC	BNHP Ordinary Shares	1,108,564	0.09	0.09	0.09	0.09
7	Scott Shay	BNHP Ordinary Shares	340,602	0.03	0.03	0.03	0.03
8	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
9	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
10	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
11	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
12	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
13	Alliance Capital Management L.P	BNHP Ordinary Shares	87,972,032	7.00	7.00	6.93	6.93
14	Ofer Glazer	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ___________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ___________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH Holdings LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2910535*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *27,086,496*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH HoldingsII LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2924980*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,108,564*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Scott Shay*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Passport Number*
Identity Number: *111321565*
Citizenship/Country of Incorporation or Registration: *Private person without Israeli citizenship*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *340,602*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *11*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *12*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *13*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *89,250,000*
Change in Quantity of Securities: *-1,277,968*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks: As per a report received from "Alliance", on 17.7.05 shares were sold for clients defined by them as discretionary investment management clients.

Name of Holder: *Ofer Glazer.*
No. of Holder: *14*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *056159072*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: .
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 11/07/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 26/07/2005
Reference: 2005-01-029386

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.48	16.48	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	Hyperion BH Holdings LLC	BNHP Ordinary Shares	27,086,496	2.15	2.15	2.14	2.14
6	Hyperion BH Holdings II LLC	BNHP Ordinary Shares	1,108,564	0.09	0.09	0.09	0.09
7	Scott Shay	BNHP Ordinary Shares	340,602	0.03	0.03	0.03	0.03
8	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
9	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
10	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
11	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
12	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
13	Alliance Capital Management L.P	BNHP Ordinary Shares	87,984,080	7.00	7.00	6.93	6.93
14	Ofer Glazer	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH Holdings LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2910535*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *27,086,496*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH HoldingsII LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2924980*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,108,564*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Scott Shay*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Passport Number*
Identity Number: *111321565*
Citizenship/Country of Incorporation or Registration: *Private person without Israeli citizenship*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *340,602*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *11*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *12*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *13*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *87,972,032*
Change in Quantity of Securities: *12,048*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Ofer Glazer.*
No. of Holder: *14*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *056159072*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: .
Does the holder serve as a representative for reporting purposes of a number
of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 11/07/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Bank Hapoal

Date: 28 July 2005
Reference: 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Bank Hapoalim B.M. (hereinafter: "the Bank"), respectfully advises that on 27 July 2005 in the evening, the Bank and Tarshish - Hapoalim Holdings and Investments Ltd. (hereinafter: "Tarshish"), which is a wholly-owned subsidiary of the Bank, have given notice exercising their right to tag along to a transaction according to which various pension funds which own 80% of the company Amot Investments Ltd. (hereinafter: "Amot") agreed to sell all of their holdings in Amot to the company Aloni Hetz Properties and Investments Ltd. (hereinafter: "Aloni Hetz").

Upon the delivery of the aforesaid notice by the Bank and Tarshish, they will sell all of their holdings in Amot to the extent of 20% of Amot's issued share capital, to Aloni Hetz.

According to the Bank's calculations, the proceeds of the aforesaid sale are likely to yield a net profit for the Bank, after tax, of approximately NIS. 33 million, which is expected to be included in the financial statements of the Bank for the third quarter of the year.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed) *(signed)*

Ilan Mazur, Adv.
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576


bank hapoalim

Date: 28 July 2005
Reference: 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Bank Hapoalim B.M. (hereinafter: "the Bank"), respectfully advises that on 28 July 2005 in the morning, it received notice on behalf of the shareholders Hyperion BH Holdings LLC and Hyperion BH Holdings II LLC, according to which they signed an agreement with UBS Ltd. whereby they sold to the latter all of their holdings in the share capital of the Bank, as follows:

Hyperion BH Holdings LLC will sell 27,086,496 shares;

Hyperion BH Holdings II LLC will sell 1,108,564 shares.

The closing of the transaction is scheduled for 1 August 2005.

A full immediate report regarding the changes in the holdings of the interested parties in the Bank will be forwarded to the authorities shortly after receiving full particulars of the transaction.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed) *(signed)*

Yoram Weissbrem
Secretary of the Bank

Sharona Tamir, Adv.
Deputy Secretary of the Bank

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 28/07/2005

Reference: 2005-01-030460

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1

Name of the Corporation/Surname and First Name of the Holder: *Hyperion BH Holdings LLC*

Category of Identity Number: *Registered number in Israel, incorporated overseas*

Identity Number of the Holder: *2910535*

Is a nostro account of a banking corporation or an insurer concerned: *No*

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Citizenship/Country of Incorporation or Registration: *Incorporated overseas*

Country of Citizenship/Incorporation or Registration: *U.S.A.*

Stock Exchange Security Number: *662577*

Name and Category of Security: *Bank Hapoalim Ordinary Share*

Nature of the Change: *Decrease - following sale outside the Stock Exchange*

Date of Change: *July 27, 2005*

Transaction Price: *1,505* Currency: *Agoroth*

Are they inactive shares or securities convertible into inactive shares: *No*

Balance (in quantity of securities) in Last Report: *27,086,496*

Change in Quantity of Securities: *-27,086,496*

Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".

Present Balance (in quantity of securities): *0*

Extent of Holding after the Change: In the capital: *0%* In voting power: *0%*

Extent of Holding after the Change (fully diluted): In the capital: *0%* In voting power: *0%*

Clarification No.1.

2

Name of the Corporation/Surname and First Name of the Holder: *Hyperion BH Holdings II LLC*

Category of Identity Number: *Registered number in Israel, incorporated overseas*

Identity Number of the Holder: *2924980*

Is a nostro account of a banking corporation or an insurer concerned: *No*

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale outside the Stock Exchange*
Date of Change: *July 27, 2005*
Transaction Price: *1,505* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *1,108,564*
Change in Quantity of Securities: *-1,108,564*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *0*
Extent of Holding after the Change: In the capital: *0%* In voting power: *0%*
Extent of Holding after the Change (fully diluted): In the capital: *0%* In voting power: *0%*
Clarification No.2.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Description
1	The closing date of the transaction is August 1, 2005, minimal price 1,500 agoroth
2	The closing date of the transaction is August 1, 2005, minimal price 1,500 agoroth

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

   Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *July 28, 2005 at 08:00 a.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 11/07/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 28/07/2005
Reference: 2005-01-030472

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.48	16.48	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	Hyperion BH Holdings LLC	BNHP Ordinary Shares	0	0	0	0	0
6	Hyperion BH Holdings II LLC	BNHP Ordinary Shares	0	0	0	0	0
7	Scott Shay	BNHP Ordinary Shares	340,602	0.03	0.03	0.03	0.03
8	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
9	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
10	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
11	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
12	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
13	Alliance Capital Management L.P	BNHP Ordinary Shares	87,984,080	7.00	7.00	6.93	6.93
14	Ofer Glazer	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH Holdings LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2910535*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *27,086,496*
Change in Quantity of Securities: *-27,086,496*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hyperion BH HoldingsII LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2924980*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,108,564*
Change in Quantity of Securities: *-1,108,564*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Scott Shay*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Passport Number*
Identity Number: *111321565*
Citizenship/Country of Incorporation or Registration: *Private person without Israeli citizenship*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *340,602*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *11*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *12*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *13*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *87,984,080*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Ofer Glazer.*
No. of Holder: *14*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *056159072*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: .
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 11/07/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 02/08/2005
Reference: 2005-01-032740

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Ceased Being an Interested Party of the Corporation by Virtue of His Holdings

Regulation 33(g) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. Details of the Holder:
   First Name:
   Surname/Name of Corporation: *Hyperion BH Holdings II LLC*
   Category of Identity Number: *Registered number in Israël, incorporated overseas*
   Identity Number: *2924980*
   Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
   Country of Citizenship/Incorporation or Registration: *USA*
   Address: *Charles Lindbergh Blvd. 50*
   Uniondale, NY 11553
   United States of America
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

2. Details of the Transaction Following Which the Holder Ceased to be an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577.*
   c. Date of Execution of the Transaction: *July 27, 2005.*
   d. Nature of the Transaction: *Decrease – due to sale outside the Stock Exchange*
   e. Quantity of Securities Pertaining to the Transaction: *1,108,564*
   f. Price at which the Transaction Was Executed: *1,505 Agoroth*
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim	*662577*	*0*	*No*	*0*	*0*	*0*	*0*

Ordinary Shares							

b. ● The Holder is not a banking corporation or an insurer:
○ The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange .Security number	Quantity of Securities	Inactive*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4. *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*

* *It should stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. Additional Details:

   The closing date of the transaction is August 1, 2005, minimal price 1,500 Agoroth.

5. The date and time when the corporation first learned of the occurrence or the subject matter: *July 27, 2005* at *19:00 p.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 11/07/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 02/08/2005
Reference: 2005-01-032743

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Ceased Being
an Interested Party of the Corporation by Virtue of His Holdings

Regulation 33(g) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. Details of the Holder:
   First Name:
   Surname/Name of Corporation: *Hyperion BH Holdings LLC*
   Category of Identity Number: *Registered number in Israel, incorporated overseas*
   Identity Number: *2910535*
   Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
   Country of Citizenship/Incorporation or Registration: *USA*
   Address: *Charles Lindbergh Blvd. 50*
   Uniondale, NY 11553
   United States of America
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

2. Details of the Transaction Following Which the Holder Ceased to be an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577.*
   c. Date of Execution of the Transaction: *July 27, 2005.*
   d. Nature of the Transaction: *Decrease – due to sale outside the Stock Exchange*
   e. Quantity of Securities Pertaining to the Transaction: *27,086,496*
   f. Price at which the Transaction Was Executed: *1,505 Agoroth*
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting

Bank Hapoalim Ordinary Shares	*662577*	*0*	*No*	*0*	*0*	*0*	*0*

b. ● The Holder is not a banking corporation or an insurer:
○ The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4. *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*

* *It should stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. Additional Details:

   The closing date of the transaction is August 1, 2005, minimal price 1,500 Agoroth.

5. The date and time when the corporation first learned of the occurrence or the subject matter: *July 27, 2005* at *19:00 p.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 11/07/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 07/08/2005
Reference: 2005-01-034597

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.47	16.47	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	Scott Shay	BNHP Ordinary Shares	340,602	0.03	0.03	0.03	0.03
6	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
7	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
8	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
9	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
10	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
11	Alliance Capital Management L.P	BNHP Ordinary Shares	87,989,299	7.00	7.00	6.94	6.94
12	Ofer Glazer	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02

Explanations:

stated taking into consideration all of the securities held by him on one line only.

2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Scott Shay*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Passport Number*
Identity Number: *111321565*
Citizenship/Country of Incorporation or Registration: *Private person without Israeli citizenship*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *340,602*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *11*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *87,984,080*
Change in Quantity of Securities: *5,219*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Ofer Glazer.*
No. of Holder: *12*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *056159072*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 11/07/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: August 18, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Resolution of the Board of Directors dated August 17, 2005 to pay dividend**

1. a. We respectfully advise you that at its meeting of August 17, 2005, at 16:30 in the afternoon, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 389,899,867.

   b. The dividend in the sum of NIS 389,899,867 constitutes 31% on the issued and paid-up capital of the Bank, namely 31 agurot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 25%.

   d. The Board of Directors resolved to .determine August 29, 2005, as the record date for the purpose of paying the dividend, with the "*ex*" date being August 30, 2005 and the payment date to be September 13, 2005.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on August 18, 2005, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

I. Behar
Head of Comptrolling
Senior Deputy Managing Director

O. Levy
Manager of Comptrolling Division
Senior Assistant to the Managing Director

Bank Hapoalim B.M.
Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

To:
Securities Authority
www.isa.gov.il

To:
Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *August 17 2005*, the Board of Directors of the body corporate resolved to distribute a dividend.
2. The dividend amount payable is *NIS* 389,899,867
The dividend is *31*% of the issued and paid-up share capital.
3. Operative date (cum date): *August 29, 2005.*
Ex-date: *August 30, 2005.*
Dividend distribution date: *September 13, 2005.*
4. Tax rate deducted at source.
Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 25% will be deducted from individuals, at source.
5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 5,517,000,000.*
6. Approval process for distribution of the dividend ___________________.
7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
		NIS 0.31	___________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: ___________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on August 17, 2005 at 16:30 in the afternoon.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.

G:\WORD\Immediate Reports\18.08.05.doc


bank hapoalim

Head Office
Yehuda Halevy 63, Bank Hapoalim bldg., Tel-Aviv 65781
Tel: 03-5673800, Fax: 03-5674576


RECEIVED
2006 MAR 17 P 12:13

Date : August 18, 2005
Ref. : 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Approval of the financial statements of Bank Hapoalim B.M. as at June 30, 2005**

1. We wish to inform you that on August 17, 2005, at 16:30, the Board of Directors of Bank Hapoalim B.M. resolved to approve the financial statements as at June 30, 2005.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on August 18, 2005, and has been sent to the Bank of Israel and the Registrar of Companies in Israel.

3. Enclosed is a summary of the financial statements of the bank as at June 30, 2005.
The full financial statements are available upon request, and can be accessed on the Bank's Internet site http://www.bankhapoalim.co.il.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
I. Behar	**O. Levy**
Senior Deputy Managing Director	Manager of Comptrolling Division
Chief Financial Officer	Senior Assistant to the
	Managing Director


bank hapoalim


Press
Release

August 18, 2005

Financial Statements of the Bank Hapoalim Group for the Second Quarter of 2005

Bank Hapoalim released its financial statements for the second quarter of 2005 today. The report indicates a 12.6% increase in the Bank Group's net profit in April-June, to NIS 601 million, versus NIS 534 million in the same quarter last year. Net profit totaled NIS 1,527 million in the first half of the year, a 45.9% increase compared to the profit recorded in the first half of 2004.

The rate of net return on equity increased to 16.1% in the second quarter of 2005, versus 15.5% in the same quarter last year. In the first half of the year, the rate of net return on equity reached 21.4%, in annual terms, versus 15.3% in the same period last year, and 15.2% in the whole of 2004.

Also note that the rate of net operating profit after taxes reached 15.8% in the second quarter, versus 14.8% in the same quarter last year and 13.1% in the whole of 2004.

Bank Hapoalim Chairman, Mr. Shlomo Nehama, commented:

"The financial statements for the second quarter of 2005 indicate that the Bank is continuing to be in line with, and even surpassing, its targets as set in the multi-year strategic plan, and is reflected in the principal business parameters. I thank the Bank's management and employees for the encouraging results, which reflect Bank Hapoalim's leading position among the major banking groups in Israel."

Following are key data from the financial statements:

- **Net return on equity** – 16.1%, in annual terms, in the second quarter of 2005, versus 15.5% in the second quarter of 2004 and 15.2% in the whole of 2004. In the first half of 2005, net return on equity reached 21.4%, versus 15.3% in the same period last year. The rate of return on equity calculated taking into account the profit from the sale of Signature Bank shares, in annual terms (rather than quarterly terms), is 17.3%, versus 14.3% in the same period last year.

- **Net operating profit after taxes** – 15.8% in the second quarter of 2005, versus 14.8% in the second quarter last year and 13.1% in the whole of 2004. In the first half of the year, the rate of net operating profit reached 13.1%, versus 13.2% in the same period last year.

- **Profit from financing activity before provision for doubtful debts** – NIS 1,838 million in the second quarter of 2005, versus NIS 1,866 million in the second quarter of 2004. Total profit from financing activity before the provision for doubtful debts totaled NIS 3,633 million in the first half of 2005, a 1.1% increase compared to the same period last year.

- **Provision for doubtful debts** – NIS 333 million in the second quarter of 2005, versus NIS 476 million in the second quarter of 2004, a decrease of approximately 30%. The provision for doubtful debts totaled NIS 794 million in the first half of the year, versus NIS 888 million in the same period last year, a decrease of 10.6%.

- **Operating and other income** – NIS 1,122 million in the second quarter of 2005, versus NIS 1,039 million in the same quarter last year. Operating and other income totaled NIS 2,180 million in the first half of the year, a 5.8% increase compared to the same period last year.

- **Dividend declared** – NIS 390 million, or 31 agorot per NIS 1 par value share. August 29, 2005, is the date of record for payment of the dividend, August 30 is the ex-date, and September 13, 2005, is the date of payment.

Bank Hapoalim CEO, Mr. Zvi Ziv, commented:

"The business results of the second quarter indicate that the diverse business framework of Bank Hapoalim continues to generate stable growth in revenues. In addition, provisions for doubtful debts have decreased significantly, reflecting the gradual improvement in the quality of our credit portfolio. The financial results for the second quarter include no extraordinary income or expenses; they therefore highlight the fundamental strength of Bank Hapoalim's banking activity, with a 15.8% return on equity from regular banking activities for the quarter, compared with 13.1% for the whole of 2004."

The increase in the Group's net profit in the first half of the year, as compared to the same period last year, mainly resulted from the following developments:

- Continued growth in profit from financing activity before provision for doubtful debts, which totaled NIS 3,633 million in the first half of 2005, versus 3,593 million in the same period last year, and NIS 1,838 million in the second quarter of 2005 versus NIS 1,866 million in the same quarter last year, a 1.1% increase and a 1.5% decrease, respectively.

- An increase in operating income, which totaled NIS 2,180 million in the first half of 2005, versus NIS 2,061 million in the same period last year, and NIS 1,122 million in the second quarter of 2005 versus NIS 1,039 million in the same quarter last year, a 5.8% and 8.0% increase, respectively.

- Credit card income – credit card companies' contribution to the Bank's net profit totaled NIS 57 million in the first half of the year, versus NIS 54 million in the same period last year, a 5.6% increase.

- The provision for doubtful debts totaled NIS 794 million in the first half of 2005, versus NIS 888 million in the same period last year, and NIS 333 million in the second quarter of 2005 versus NIS 476 million in the same quarter last year, a 10.6% and 30.0% decrease, respectively. The ratio of the specific provision for doubtful debts to the balance of credit to the public (balance sheet) reached 0.9% in annual terms in the first half of 2005, similar to the same period last year, versus 1.0% in the whole of 2004. In the second quarter of the year, the ratio of the specific provision for doubtful debts to the balance of credit to the public decreased significantly to 0.6%, versus 1.0% in the same quarter last year. Most of the provision for doubtful debts in the first half of the year was concentrated in the construction, and real estate sectors. An improvement was seen in other sectors, along with a decrease in the rate of provision for doubtful debts.

- Operating expenses increased to a total of NIS 3,392 million in the first half of 2005, versus 3,238 million in the same period last year, and NIS 1,707 in the second quarter of 2005 versus NIS 1,577 in the same quarter last year. The increase mainly resulted from the increase in the other expenses item, due to marketing and advertising, computers, and business commissions, as well as an increase in the customer damages and claims item.

Developments in balance sheet items

The consolidated balance sheet totaled NIS 257.4 billion in the first half of 2005, versus NIS 262.0 billion on December 31, 2004, and NIS 250.6 billion on March 31, 2005, a 1.8% decrease and a 2.7% increase, respectively. The decrease mainly resulted from the cessation of inclusion of Signature Bank's balance sheet balances as of the date of the sale of the majority of the Bank's holdings at the end of the first quarter of 2005.

The ratio of capital to risk components reached 11.03% in the second quarter of 2005, versus 11.51% in the preceding quarter and 10.99% at the end of 2004. The ratio of tier-1 capital to risk components reached 7.37%, versus 7.64% in the preceding quarter and 7.42% at the end of 2004.



Segments of activity

Four segments continued to post improvements in their performance as compared to the same quarter last year and the preceding quarter: the Private Banking Segment, the Small Business Segment, the Financial Management Segment, and the Corporate Banking Segment.

Net profit for the six months ended	In NIS millions		Change (%)
	June 30, 2005	June 30, 2004	
Private Banking Segment	266	229	16.2
International Activity Segment	112	189	-40.7
Households Segment	66	72	-8.3
Housing Finance Segment	49	65	-24.6
Small Business Segment	62	20	210.0
Corporate Banking Segment	138	112	23.2
Commercial Banking Segment	24	26	-7.7
Financial Management Segment	209	176	18.8
Others and Adjustments	**601**	**158**	280.4
Total	**1,527**	**1,047**	**45.9**

Note that the decrease in the International Activity Segment is due to the sale of Signature Bank, as well as the fact that the activity of the bank acquired in Switzerland does not yet appear in the financial statements of Bank Hapoalim.

For further information please contact the Bank's Spokesperson:
Bank Hapoalim B.M., Yehuda Halevi 63, Tel Aviv 65781, Israel
Tel: +972-3-567-3635 Fax: +972-3-567-3500
spokesperson@bnhp.co.il



Principal Data of the Bank Hapoalim Group

Reported amounts
(in NIS million)

Profit and profitability	For the 3 months ending on June 30		Change	For the 6 months ending on June 30		Change
	2005	2004		**2005**	2004	
Profit from financing activities before provision for doubtful debts	**1,838**	1,866	(1.5%)	**3,633**	3,593	1.1%
Provision for doubtful debts	**333**	476	(30.0%)	**794**	888	(10.6%)
Operating and other income	**1,122**	1,039	8.0%	**2,180**	2,061	5.8%
Operating and other expenses	**1,707**	1,577	8.2%	**3,392**	3,238	4.8%
Operating profit before taxes	**920**	852	8.0%	**1,627**	1,528	6.5%
Operating profit after taxes	**581**	513	13.3%	**970**	890	9.0%
Net profit	**601**	534	12.6%	**1,527**	1,047	45.9%

Balance Sheet – Principal Items

				Change compared with	
	30.6.2005	30.6.2004	31.12.2004	30.6.2004	31.12.2004
Total balance sheet	**257,402**	261,090	262,042	(1.4%)	(1.8%)
Credit to the public	**179,507**	184,149	182,542	(2.5%)	(1.7%)
Securities	**27,435**	34,501	35,929	(20.5%)	(23.6%)
Deposits from the public	**198,954**	205,492	206,666	(3.2%)	(3.7%)
Debentures and subordinated notes	**20,892**	18,504	18,251	12.9%	14.5%
Shareholders' equity	**15,976**	14,726	15,166	8.5%	5.3%

Principal financial ratios

	30.6.2005	30.6.2004	31.12.2004
Shareholders' equity to total assets	**6.2%**	5.6%	5.8%
Tier 1 capital to total assets	**7.4%**	7.2%	7.4%
Capital to risk assets	**11.03%**	10.9%	11.0%
Credit to the public to total assets	**69.7%**	70.5%	69.7%
Deposits from the public to total assets	**77.3%**	78.7%	78.9%
Operating income to operating expenses	**64.3%**	63.7%	66.1%
Operating expenses to total income	**58.4%**	57.3%	56.5%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[a]	**0.5%**	0.6%	0.6%
Rate of provision for taxes	**40.4%**	41.8%	43.3%
Return of net profit on equity [a]	**21.4%**	15.3%	15.2%
Return of net profit on total assets [a]	**1.2%**	0.8%	0.8%
Return of operating profit before taxes on equity, net [a]	**22.4%**	23.2%	23.1%
Return of operating profit after taxes on equity, net [a]	**13.1%**	13.2%	13.1%

[a] Annualized.

Head Office – Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673616; Fax: 03-5675898

bank hapoalim

Date: August 18, 2005

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding a Director ceasing to hold office (not being a director representing the public)**

1. Office holder's name: **Scott Shay**

2. ~~Identity number~~/ passport number * (if a foreign resident)*: **111321565**

3. Date of ceasing to hold office: **August 18, 2005**

4. To the best of our knowledge, the retirement does not involve circumstances, which ought to be brought to the knowledge of the investors.

   ~~To the best of our knowledge, the retirement involves circumstances which ought to be brought to the knowledge of the investors, and which are~~: ____________________

5. Upon the termination of his tenure, the Director ceased to be an interested party in the corporation.

   ~~The director continues to be an interested party in the corporation by virtue of his holdings of the securities of the corporation / by virtue of his holding the position of CEO / by vote / other (specify)*~~

6. This report was transmitted by fax:

   To the Securities Authority - on the 18th day of August during the morning hours.
   To the Tel Aviv Stock Exchange - on the 18th day of August during the morning hours.

Sincerely yours,
(-)
Yoram Weissbrem
Secretary of the Bank.

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 18/08/2005
Reference: 2005-01-041602

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders
Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of August 18, 2005.

Name	Category of Identity	Identity Number	Title
Shlomo Nehama	I.D. Number	53395349	Chairman of the Board of Directors
Dan Dankner	I.D. Number	059581280	Director
Irit Izakson	I.D. Number	050709286	Director
Joseph Dauber	I.D. Number	007447584	Director
Ido Joseph Dissentschik	I.D. Number	7831787	External Director
Imri Tov	I.D. Number	005018155	External Director
Israel Makov	I.D. Number	005030200	Director
Haim Samet	I.D. Number	007249675	Director
Jay Pomrenze	Passport Number	111162680	Director
Moshe Koren	I.D. Number	1228998	Director
Gideon Chitayat	I.D. Number	72644339	Director
Zvi Ziv	I.D. Number	4143699	Chief Executive Officer
Shy Talmon	I.D. Number	055117261	Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking
Isaac Behar	I.D. Number	006754634	Other: Member of the Board of Management, Senior Deputy Managing Director, Chief Financial Officer and Head of Comptrolling
Shlomo Braun	I.D. Number	054030424	Other: Member of the Board of Management,

			Deputy Managing Director and Head of Human Resources and Logistics
Avi Harel	I.D. Number	030108195	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Finance and Management Information Systems
Yosef Yarom	I.D. Number	12017539	Other. Member of the Board of Management, Senior Deputy Managing Director and Head of Risk Management
David Luzon	I.D. Number	51409308	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations
Ilan Mazur	I.D. Number	007447386	Other: Member of the Board of Management, Deputy Managing Director and Chief Legal Adviser of the Bank
Hanna Pri-zan	I.D. Number	50963115	Other: Member of the Board of Management, Deputy Managing Director and Head of Banking Subsidiaries
Zion Keinan	I.D. Number	053508594	Other: Member of the Board of Management, Senior Deputy CEO and Head of Retail Banking
Yacov Rozen	I.D. Number	051255842	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Client Asset Management
Orit Lerer	I.D. Number	53561114	Other: Deputy Managing Director and Chief Internal Auditor of the Bank
Beeri Ben-Zeev	I.D. Number	51205508	Other: Senior Deputy Managing Director, Head of Global Private Banking
Zvi Fuhrman	I.D. Number	068791300	Other: Deputy Managing Director Head of Bank Hapoalim Activities in the U.S
Yoram Weissbrem	I.D. Number	007041809	Other: Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 21/08/2005
Reference: 2005-01-042583

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.47	16.47	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,623,699	6.89	6.89	6.83	6.83
11	Ofer Glazer	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*

2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *87,989,299*
Change in Quantity of Securities: *-1,365,600*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Ofer Glazer.*
No. of Holder: *11*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *056159072*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: .
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 10/08/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il


bank hapoalim

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 31 August 2005
Reference: 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Pursuant to the provisions of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, Bank Hapoalim B.M. (hereinafter: "the Bank") hereby gives notice that on August 31st, 2005 in the early morning hours (Israel time), the Bank has entered into a Stock Purchase Agreement to purchase Investec (US) Incorporated (hereinafter: the "Company"), a U.S. registered Broker/Dealer, operating in the USA. The Company is regulated by the United States Securities and Exchange Commission (SEC), the New York Stock Exchange, the National Association of Securities Dealers and by other exchanges of which it is a member.

The Bank shall acquire the Company from its present owner, Investec USA Holding Corp., a subsidiary of Investec plc, a company registered in the United Kingdom, for a price, which is not material to the Bank. .

The completion of the acquisition is subject to receiving the appropriate approvals from the respective regulatory authorities in the U.S. and Israel.

The acquisition of the Company is intended to expand and strengthen the Bank's brokerage services to its customers, through a corporation within the Bank's group.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yacov Rozen	**Yoram Weissbrem**
Member of the Board of Management	Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/09/2005
Reference: 2005-01-052498

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ○ On ______________
- ● From 01/08/2005 until 31/08/2005

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Conversion of option warrants into shares of the Corporation.

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
01/08/2005	*Realization of options*	*Options*	*6620165*	*266,666*	*No*
18/08/2005	*Realization of options*	*Options*	*6620173*	*18,333*	*No*
30/08/2005	*Realization of options*	*Options*	*6620165*	*54,333*	*No*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,257,474,841	1,257,814,173

Explanation: All categories of shares should be specified – including shares which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Quantity in the last report	Present quantity

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/09/2005
Reference: 2005-01-052963

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties
Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Ofer Glazer*
Category of Identity Number: *Identification document number*
Identity Number of the Holder: *056159072*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *A private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *September 4, 2005*
Transaction Price: *1,698* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *300,000*
Change in Quantity of Securities: *-100,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *200,000*
Extent of Holding after the Change: In the capital: *0.02%* In voting power: *0.02%*
Extent of Holding after the Change (fully diluted): In the capital: *0.02%* In voting power: *0.02%*
Clarification No.

2
Name of the Corporation/Surname and First Name of the Holder: *Ofer Glazer*
Category of Identity Number: *Identification document number*
Identity Number of the Holder: *056159072*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of *No*

shareholders who hold securities of the Corporation together with him:
Citizenship/Country of Incorporation or Registration: *A private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *September 4, 2005*
Transaction Price: *1,699* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *200,000*
Change in Quantity of Securities: *-150,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *50,000*
Extent of Holding after the Change: In the capital: *0.01%* In voting power: *0.01%*
Extent of Holding after the Change
(fully diluted): In the capital: *0.01%* In voting power: *0.01%*
Clarification No.

3
Name of the Corporation/Surname and First Name of the Holder: *Ofer Glazer*
Category of Identity Number: *Identification document number*
Identity Number of the Holder: *056159072*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *A private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale in the Stock Exchange*
Date of Change: *September 4, 2005*
Transaction Price: *1,700* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *50,000*
Change in Quantity of Securities: *-50,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *0*
Extent of Holding after the Change: In the capital: *0%* In voting power: *0%*
Extent of Holding after the Change
(fully diluted): In the capital: *0%* In voting power: *0%*
Clarification No.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Description
1	

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

______

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

______

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *September 4, 2005 at 10:40 a.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/09/2005
Reference: 2005-01-052999

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.47	16.47	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,623,699	6.89	6.89	6.83	6.83
11	Ofer Glazer	BNHP Ordinary Shares	0	0.00	0.00	0.00	0.00

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*

2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,623,699*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Ofer Glazer.*
No. of Holder: *11*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *056159072*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: .
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *-300,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il



Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/09/2005
Reference: 2005-01-053011

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Ceased in being
an Interested Party of the Corporation by Virtue of His Holdings
Regulation 33(g) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. Details of the Holder:
   First Name: *Ofer*
   Surname/Name of Corporation: *Glazer*
   Category of Identity Number: *Identification Document number*
   Identity Number: *056159072*
   Citizenship/Country of Incorporation or Registration:
   A private person with Israeli citizenship
   Country of Citizenship/Incorporation or Registration:
   Address: *8 Pa'amoni St., Tel Aviv, Israel 68077*
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

2. Details of the Transaction Following Which the Holder Ceased to be an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares*.
   b. Stock Exchange Security Number: *662577.*
   c. Date of Execution of the Transaction: *September 4, 2005.*
   d. Nature of the Transaction: *Decrease - due to sale in the Stock Exchange*
   e. Quantity of Securities Pertaining to the Transaction: *50,000*
   f. Price at which the Transaction Was Executed:1,700 Agoroth
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*0*	*No*	*0*	*0*	*0*	*0*

b. • The Holder is not a banking corporation or an insurer:

○ The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2 *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3 *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4 *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*
* *It should stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. Additional Details:

5. The date and time when the corporation first learned of the occurrence or the subject matter: *September 4, 2005* at *10:40 a.m.*

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 07/09/2005
Reference: 2005-01-054544

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Update report of the report served on August 18, 2005 whose reference number is 2005-01-041602
The details that were added / updated:
Clarification on the matter of Mr. Gideon Chitayat's position who serves as an external director of Bank Hapoalim B.M., serving the requirements of an external director in accordance to Directive 301 of the Proper Conduct of Banking Business Directives of the Bank of Israel

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of August 18, 2005.

Name	Category of Identity	Identity Number	Title
Shlomo Nehama	I.D. Number	53395349	Chairman of the Board of Directors
Dan Dankner	I.D. Number	059581280	Director
Irit Izakson	I.D. Number	050709286	Director
Joseph Dauber	I.D. Number	007447584	Director
Ido Joseph Dissentschik	I.D. Number	7831787	External Director
Imri Tov	I.D. Number	005018155	External Director
Israel Makov	I.D. Number	005030200	Director
Haim Samet	I.D. Number	007249675	Director
Jay Pomrenze	Passport Number	111162680	Director
Moshe Koren	I.D. Number	1228998	Director
Gideon Chitayat	I.D. Number	72644339	Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor

			of Banks
Zvi Ziv	I.D. Number	4143699	Chief Executive Officer
Shy Talmon	I.D. Number	055117261	Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking
Isaac Behar	I.D. Number	006754634	Other: Member of the Board of Management, Senior Deputy Managing Director, Chief Financial Officer and Head of Comptrolling
Shlomo Braun	I.D. Number	054030424	Other: Member of the Board of Management, Deputy Managing Director and Head of Human Resources and Logistics
Avi Harel	I.D. Number	030108195	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Finance and Management Information Systems
Yosef Yarom	I.D. Number	12017539	Other. Member of the Board of Management, Senior Deputy Managing Director and Head of Risk Management
David Luzon	I.D. Number	51409308	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations
Ilan Mazur	I.D. Number	007447386	Other: Member of the Board of Management, Deputy Managing Director and Chief Legal Adviser of the Bank
Hanna Pri-zan	I.D. Number	50963115	Other: Member of the Board of Management, Deputy Managing Director and Head of Banking Subsidiaries
Zion Keinan	I.D. Number	053508594	Other: Member of the Board of Management, Senior Deputy CEO and Head of Retail Banking
Yacov Rozen	I.D. Number	051255842	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Client Asset Management
Orit Lerer	I.D. Number	53561114	Other: Deputy Managing Director and Chief Internal Auditor of the Bank

Beeri Ben-Zeev	I.D. Number	51205508	Other: Senior Deputy Managing Director, Head of Global Private Banking
Zvi Fuhrman	I.D. Number	068791300	Other: Deputy Managing Director and Head of bank hapoalim activities in the U.S.
Yoram Weissbrem	I.D. Number	007041809	Other: Secretary of the Bank

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 11/09/2005
Reference: 2005-01-056299

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.47	16.47	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,689,931	6.89	6.89	6.83	6.83

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,623,699*
Change in Quantity of Securities: *66,232*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il



Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 13 September 2005
Reference: 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report in accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Bank Hapoalim B.M. ("the Bank") respectfully advises that on 13 September 2005, at 9:15 a.m., a "Term Sheet" was signed according to which the Bank may purchase control and the holding of more than 50% of the share capital of the Turkish Bank C Bank Kredi ve Kalkimna Bankasi A.S. (hereinafter: "C Bank").

The Term Sheet was signed with the present owner of C Bank as well as with the investment company R P Capital Group who will also invest in C Bank.

The Bank's investment in C Bank is expected to be about 113 million dollars which will be provided as share capital. After the implementation of the Bank's investment and that of the aforesaid investment company, C Bank's capital will reach the vicinity of about 200 million dollars.

The purpose of the investment is to develop through C Bank joint ventures in the various fields of banking in Turkey.

The completion of the transaction is subject to the approval of the Board of Directors of the Bank, to the conclusion of a full agreement between the parties and to obtaining the required permits from the competent authorities in Turkey and in Israel, including a permit from the Supervisor of Banks.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Adv. Ilan Mazur	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15/09/2005
Reference: 2005-01-059314

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Report rectifying a misstated report which was sent on September 7, 2005 the reference number of which is: 2005 – 01 – 054544

The misstatement: Shlomo Braun – Deputy Managing Director was written by mistake.

The reason for the misstatement: Scribal error

The main features of the rectification: Shlomo Braun – Member of the Board of Management, Senior Deputy Managing Director and Head of Human Resources and Logistics.

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of August 18, 2005.

Name	Category of Identity	Identity Number	Title
Shlomo Nehama	I.D. Number	53395349	Chairman of the Board of Directors
Dan Dankner	I.D. Number	059581280	Director
Irit Izakson	I.D. Number	050709286	Director
Joseph Dauber	I.D. Number	007447584	Director
Ido Joseph Dissentschik	I.D. Number	7831787	External Director
Imri Tov	I.D. Number	005018155	External Director
Israel Makov	I.D. Number	005030200	Director
Haim Samet	I.D. Number	007249675	Director

Jay Pomrenze	Passport Number	111162680	Director
Moshe Koren	I.D. Number	1228998	Director
Gideon Chitayat	I.D. Number	72644339	Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks
Zvi Ziv	I.D. Number	4143699	Chief Executive Officer
Shy Talmon	I.D. Number	055117261	Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking
Isaac Behar	I.D. Number	006754634	Other: Member of the Board of Management, Senior Deputy Managing Director, Chief Financial Officer and Head of Comptrolling
Shlomo Braun	I.D. Number	054030424	Other: Member of the Board of Management, Deputy Managing Director and Head of Human Resources and Logistics
Avi Harel	I.D. Number	030108195	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Finance and Management Information Systems
Yosef Yarom	I.D. Number	12017539	Other. Member of the Board of Management, Senior Deputy Managing Director and Head of Risk Management
David Luzon	I.D. Number	51409308	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations
Ilan Mazur	I.D. Number	007447386	Other: Member of the Board of Management, Deputy Managing Director and Chief Legal Adviser of the Bank
Hanna Pri-zan	I.D. Number	50963115	Other: Member of the Board of Management, Deputy Managing Director and Head of Banking Subsidiaries
Zion Keinan	I.D. Number	053508594	Other: Member of the Board of Management, Senior Deputy CEO and Head of Retail Banking
Yacov Rozen	I.D. Number	051255842	Other:

			Member of the Board of Management, Senior Deputy Managing Director and Head of Client Asset Management
Orit Lerer	I.D. Number	53561114	Other: Deputy Managing Director and Chief Internal Auditor of the Bank
Beeri Ben-Zeev	I.D. Number	51205508	Other: Senior Deputy Managing Director, Head of Global Private Banking
Zvi Fuhrman	I.D. Number	068791300	Other: Deputy Managing Director and Head of Bank Hapoalim activities in the U.S.
Yoram Weissbrem	I.D. Number	007041809	Other: Secretary of the Bank

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 18/09/2005

Reference: 2005-01-060247

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.47	16.47	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,685,831	6.89	6.89	6.83	6.83

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,689,931*
Change in Quantity of Securities: *-4,100*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 2 October 2005
Our reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

Re: **Immediate Report in Accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001.**

An immediate report is hereby tendered by Bank Hapoalim B.M. ("**the Bank**") in accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001 ("**the Regulations**") following the entering into of a commitment between the controlling party, Mr. Dan Dankner, and wholly owned subsidiary companies of the Bank, as follows:

1. **Names of the Companies Entering into the Commitment:**
Isracard Ltd. ("**Isracard**"), a wholly owned subsidiary of the Bank and Companies in the Poalim Capital Markets Group: Poalim Capital Markets – Investment House Ltd. (formerly Poalim Capital Markets – Investment Bank Ltd.); Poalim Capital Markets and Investment Holdings Ltd., Poalim Capital Markets Ltd. and Poalim Ventures – Fund Management Ltd. (all of which together shall be called in short "**PCM**"), all of which are wholly owned subsidiary companies of the Bank.

2. **Name of the Controlling Party with a Personal Interest in the Commitment:** Dan Dankner

3. **A Description of the Main Features of the Transaction, Including the Names of the Parties Thereto, the Times Relevant Thereto and the Terms Thereof:**

   A. The office of Mr. Dan Dankner as active chairman of the board of directors of Isracard and PCM, as detailed below:

      (1) In his capacity as active chairman of the board of directors of Isracard:
      Mr. Dan Dankner has been acting as active chairman of the board of directors of Isracard commencing on 15.5.2004, on the basis of 70% of a full time employment.

      (2) In his capacity as active chairman of the boards of directors of PCM:
      Mr. Dan Dankner has been acting as active chairman of the board of directors of PCM commencing on 15.5.2004, on the basis of 30% of a full-time employment.

   B. **Other Occupations**:

   In addition to the capacities listed in sub-clause 3.A above, Mr. Dan Dankner acts as director and chairman of the board of directors of the following companies:
   Chairman of the Board of Directors of Israel Salt Industries Ltd.

Chairman of the Board of directors of the following subsidiary companies of the Bank Hapoalim B.M. Group: Europay (Eurocard) Israel Ltd., Aminit Ltd., Poalim American Express Ltd.

Member of the Boards of Directors of the Companies: Bank Hapoalim B.M., Israel Salt Co. Ltd., Israel Salt Co. (Eilat) 1976 Ltd., Argad Water Treatment Industries Ltd., Intact Real Estate and Infrastructure Ltd., Intact Holdings Ltd., Intact Investments Ltd., Danran Holdings Ltd., Elran (D.D.)Investments Ltd., Elran (D.D.) Holdings Ltd., G.D.A.D. Atlit Development Ltd., Adam Dan Ltd., Dankner D.D. Infrastructure Ltd., Atlit Cold Food Cooling Ltd., Sheraton Moriah Ltd. and Chairman of the Managing Committee of the voluntary society Poalim for the Community.

C. Details of the Terms of the Commitment, the Components of Remuneration, including the Amounts Coincidental to Remuneration, and also the Amounts Undertaken to be Paid upon the Termination of the Employer/Employee Relationship in terms of the Overall Cost to the Companies Isracard and PCM:

(1) **Remuneration and Coincidental Benefits:**

A. 1. Mr. Dan Dankner will receive from Isracard monthly remuneration amounting to NIS 80,000 (hereinafter: "**the Monthly Remuneration from Isracard**"). The Monthly Remuneration from Isracard shall be linked in full and on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on 15.7.2004 and the new indices shall be those that were published and will be published on each 15th day of the month thereafter (or thereabouts). Linkage to the index as aforesaid is instead of payment of a cost of living allowance. In addition to the Monthly Remuneration from Isracard, Mr. Dan Dankner shall be entitled to receive in full the provisions for social benefits and upon retiring from his office payment on account of retirement and an acclimatization allowance, in each case at rates customary from time to time with respect to the Chairman of the Board of Directors of the Bank (i.e. severance pay at 250% per year and an acclimatization allowance for 6 months); to the effect that the payment due for the acclimatization period will include all components of remuneration approved for Mr. Dan Dankner, including coincidental benefits and annual bonuses.

Notwithstanding the foregoing and in addition, in the event that Mr. Dan Dankner ceases to serve in his capacity as Chairman of the Board of Directors of Isracard not of his own initiative, he will then be entitled to receive twice the amount due to him on account of the acclimatization allowance.

2. Mr. Dan Dankner will receive from PCM monthly remuneration amounting to NIS 34,000 (hereinafter: "**the Monthly Remuneration from PCM**"). The Monthly Remuneration from PCM shall be linked in full and on a regular basis to the increase in the consumer price index,

in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on 15.7.2004 and the new indices shall be those that were published and will be published on each 15th day of the month thereafter (or thereabouts). Linkage to the index as aforesaid is instead of payment of a cost of living allowance. In addition to the Monthly Remuneration from PCM, Mr. Dan Dankner shall be entitled to receive in full the provisions for social benefits and upon retiring from his office payments on account of retirement and an acclimatization allowance, in each case at rates customary from time to time with respect to the Chairman of the Board of Directors of the Bank (i.e. severance pay at 250% per year and an acclimatization allowance for 6 months); to the effect that the payment due for the acclimatization period will include all components of remuneration approved for Mr. Dan Dankner, including coincidental benefits and annual bonuses.

Notwithstanding the foregoing and in addition, in the event that Mr. Dan Dankner ceases to serve in his capacity as Chairman of the Board of Directors of PCM not of his own initiative, he will then be entitled to receive twice the amount due to him on account of the acclimatization allowance.

B. Furthermore, Mr. Dan Dankner shall be entitled to receive all of the coincidental benefits conferred from time to time upon chairman of boards of directors within the Bank's group, including the use of a car, reimbursement of expenses for travelling abroad, extending hospitality, telephone, newspapers and the like. The cost of such coincidental benefits shall be borne by Isracard to the extent of 70% thereof and by PCM to the extent of 30%.

(2) **Bonuses:**

Mr. Dan Dankner shall be entitled to receive an annual bonus on the basis of the "**Return of Net Profit on the Equity of the Bank**" (as defined below) for the year in respect of which the bonus is payable to him (hereinafter: "**the Annual Bonus**") and an additional annual bonus to be determined on the basis of the "**Rate of Profit Relative to the Balance Sheet Assets of the Bank**" ("**R.O.A.**") (as defined below) for the year in respect of which this bonus is payable (hereinafter: "**the Additional Annual Bonus**"), all as set forth below:

A. The Annual Bonus

1. For the purpose of determining the Annual Bonus:
"**Equity**" means – the equity of the Bank as it stands at the beginning of the year in respect of which the bonus is payable, in addition to issues of capital with effect from the receipt of the proceeds thereof, less any dividend from the date of payment thereof; the addition to equity (in respect of issues) and/or the subtraction from equity (in respect of dividend) being weighted according to the length of the period in each year from the time of the respective addition or subtraction.

"**Net Profit**" means - the net profit recorded in the consolidated statements of profit and loss of the Bank for the year ended December 31, in respect of which the Annual Bonus is payable, as it appears under the item "**Net Profit**".

"**Return of Net Profit on the Equity of the Bank**" means – the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Equity multiplied by 100.

2. The Annual Bonus shall be paid to Mr. Dan Dankner as follows:

   (a) If the Return of Net Profit on the Equity of the Bank is lower than 12%, then Mr. Dan Dankner shall not be entitled to an Annual Bonus in respect of that year.

   (b) If the Return of Net Profit on the Equity of the Bank is 12% or more, Mr. Dan Dankner shall be entitled to receive an Annual Bonus in a cumulative amount to be calculated as follows:

      (1) In respect of that part of the Net Profit which represents Return of Net Profit on the Equity of the Bank at the rate of between 7% and 11% (inclusive) – Mr. Dan Dankner shall be entitled to receive an amount equal to 0.37% of that part;

      (2) In respect of that part of the Net Profit which represents the Return of Net Profit on the Equity of the Bank at the rate in excess of 11% going up to 15% (inclusive) – Mr. Dan Dankner shall be entitled to receive an amount equal to 0.44% of that part;

      (3) In respect of that part of the Net Profit which represents the Return of Net Profit on the Equity of the Bank at the rate in excess of 15% - Mr. Dan Dankner shall be entitled to receive an amount equal to 0.49% of that part.

B. <u>The Additional Annual Bonus</u>

1. For the purpose of determining the Additional Annual Bonus:
   "**Balance Sheet Assets of the Bank**" mean – the amount in Shekels equal to the total assets of the Bank, as it appears in the column of the assets in the consolidated balance sheets of the Bank as at December 31 for the year which preceded the year in respect of which the Additional Annual Bonus is payable.

   "**Net Profit**" means – as defined in sub-paragraph C(2) A above.

   "**Rate of Profit Relative to the Balance Sheet Assets of the Bank**" means – the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Balance Sheet Assets of the Bank multiplied by 100.

2. The Additional Annual Bonus shall be paid to Mr. Dan Dankner as follows:

(a) If the Rate of Profit relative to the Balance Sheet Assets of the Bank is lower than 1%, then Mr. Dan Dankner shall not be entitled to the Additional Annual Bonus in respect of that year.

(b) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is equal to 1% or higher, then Mr. Dan Dankner shall be entitled to receive a payment the extent of which shall be determined as a percentage of the Net Profit for the year in respect of which the Additional Annual Bonus is payable and as set forth in the following table:

The Rate of Profit Relative to the Balance Sheet Assets of the Bank	**The Amount of the Additional Annual Bonus as a Percentage of the Net Profit**
1.00% - 1.04%	0.045%
1.05% - 1.09%	0.090%
1.10% - 1.14%	0.135%
1.15% - 1.19%	0.180%
1.20% - 1.24%	0.225%
1.25% and over	0.270%

The cost of the bonuses will be borne by Isracard to the extent of 70% thereof and by PCM to the extent of 30%. The Annual Bonus and the Additional Annual Bonus will be payable once a year, upon the fulfillment of the conditions specified above.

(3) **The Costs to the Companies:**

A. **Assessment of the cost to Isracard with respect to the monthly remuneration:** NIS 106,487 for the month of January 2005. The monthly remuneration from Isracard will be linked in full on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on 15.7.2004 and the new indices shall be those that were published and will be published on each 15th day of the month thereafter (or thereabouts). Linkage to the index as aforesaid is instead of payment of an increased cost of living allowance. In addition to the monthly remuneration from Isracard, Mr. Dan Dankner shall be entitled to receive in full the provisions for social benefits and upon retiring from his office payments on account of retirement and an acclimatization allowance, in each case at the customary rates from time to time with respect to the Chairman of the Board of Directors of the Bank (i.e. compensation at the rate of 250% per annum and an acclimatization allowance for 6 months); to the effect that the payment due for the acclimatization period will include all components of remuneration approved for Mr. Dan Dankner, including coincidental benefits and annual bonuses.

Notwithstanding the foregoing, and in addition, in the event that Mr. Dan Dankner ceases to serve in his capacity as Chairman of the Board of Directors of Isracard not of his own initiative, he will then be entitled to receive twice the amount due on account of the acclimatization allowance.

Furthermore, Mr. Dan Dankner shall be entitled to receive all of the coincidental benefits conferred from time to time upon chairmen of board of directors within the Bank's group, including the use of a car, reimbursement of expenses for travelling abroad, extending hospitality, telephone, newspapers and the like. The cost of such coincidental benefits shall be borne by Isracard to the extent of 70% thereof.

Assessment of the cost to Isracard with respect to the bonusses:
The amount of the relevant bonuses to be determined on the terms set forth in clauses C(2)A and C(2)B.

B. **Assessment of the cost to PCM with respect to the monthly remuneration:**
NIS 45,256 for the month of January 2005. The monthly remuneration from PCM will be linked in full on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on 15.7.2004 and the new indices shall be those that were published and will be published on each 15th day of the month thereafter (or thereabouts). Linkage to the index as aforesaid is instead of payment of an increased cost of living allowance. In addition to the monthly remuneration from PCM, Mr. Dan Dankner shall be entitled to received in full the provisions for social benefits and upon retiring from his office payments on account of retirement and an acclimatization allowance, in each case at the customary rates from time to time with respect to the Chairman of the Board of Directors of the Bank (i.e. compensation at the rate of 250% per annum and an acclimatization allowance for 6 months); to the effect that the payment due for the acclimatization period will include all components of remuneration approved for Mr. Dan Dankner including coincidental benefits and annual bonuses.

Notwithstanding the foregoing, and in addition, in the event that Mr. Dan Dankner ceases to serve in his capacity as Chairman of the Board of Directors of PCM not of his own initiative, he will then be entitled to receive twice the amount due on account of the acclimatization allowance.

Furthermore, Mr. Dan Dankner shall be entitled to receive all of the coincidental benefits conferred from time to time upon chairmen of boards of directors within the Bank's group, including the use us a car, reimbursement of expenses for travelling abroad, extending hospitality, telephone, newspapers and the like. The cost of such coincidental benefits shall be borne by PCM to the extent of 30% thereof.

Assessment of the cost to PCM with respect to the bonuses:
The amount of the relevant bonuses to be determined on the terms set forth in clauses C(2)A and C(2)B.

(4) **Mr. Dan Dankner was appointed on 15.05.2004 to the office of active chairman of the Board of Directors of Isracard and PCM, with remuneration. Mr. Dan Dankner continues to hold office as active chairman of the Board of Directors of Isracard and PCM with remuneration and the terms of the commitment entered into with him shall take effect commencing 1.1.2005 and for as long as he holds office as active chairman of Isracard and PCM.**
The remuneration including salary, coincidental benefits and bonuses were approved by the annual general meeting of the Bank on 13.09.04, and the changes set forth in Clauses 3.C(1) and 3.C(2) above shall apply thereto.

(5) **The length of the period of the commitment and the conditions on which it may be terminated:**

The commitment is for the period during which Mr. Dan Dankner holds office as active Chairman of the Board of Directors of Isracard and PCM. Each of the boards of directors of Isracard and PCM has the authority to appoint him or to dismiss him. According to the terms of the commitment, upon retiring from his office, Mr. Dan Dankner will be entitled to receive payments on account of retirement and an acclimatization allowance, in each case at rates customary from time to time with respect to the Chairman of the Board of Directors of the Bank (i.e. severance pay at 250% per year and an acclimatization allowance for 6 months); to the effect that the payment due for the acclimatization period will include all components of remuneration approved for Mr. Dan Dankner, including coincidental benefits and annual bonuses.

Notwithstanding the foregoing and in addition, in the event that Mr. Dan Dankner ceases to serve in his capacity as Chairman of the Board of Directors of Isracard and/or PCM not of his own initiative, he will then be entitled to receive twice the amount due to him on account of the acclimatization allowance.

4. **Details of the Rights Conferring upon the Controlling Party Mr. Dan Dankner a Controlling Interest in the Bank (the Parent Company of Isracard and PCM) and the Nature of the Personal Interest:**

Mr. Dan Dankner belongs to the A. Dankner – Group, which is one of the groups of shareholders in Israel Salt Industries Ltd. and Salt Industries Holdings of Shares (1998) Ltd. There is a shareholders' agreement among the groups of shareholders of Salt Industries, including the A. Dankner Group with respect to Salt Industries. Salt Industries holds 7.025% of the capital of the Bank. There is a shareholders' agreement between Salt Industries and other shareholders of the Bank with respect to the Bank. The holdings of Salt industries and such other shareholders of the capital of the Bank, amount to 29.07%.

5. **The Way in which the Consideration for the Commitment Was Determined:**

The monthly remuneration was determined by Isracard and PCM taking into account the considerable and meaningful contribution of Mr. Dan Dankner to the activities of Isracard and PCM and their subsidiaries, and to their business. And also taking into account Mr. Dan Dankner's qualifications and experience, as they also came to the fore in the course of carrying out his office as active chairman of Isracard and PCM. His readiness to continue serving as active chairman and to continue to devote time and energy to the interests of Isracard and PCM

and their subsidiaries, serve the interests of Isracard and PCM and are for their benefit. All these justify arranging for Mr. Dan Dankner to continue as active chairman and the approval of the terms of his office and payment of remuneration to him for as long as he serves as active chairman of Isracard and PCM, and the regulation of the terms of retirement in case he ceases to serve in his capacity as active chairman, as is customary in other companies in the business sector, including companies in the Bank Hapoalim Group.

The provisions for social benefits, and payments on account of retirement and an acclimatization allowance will be at customary rates from time to time with respect to the Chairman of the Board of Directors of the Bank and in a manner that the payment due for the acclimatization period will include all components of remuneration approved for Mr. Dan Dankner, including coincidental benefits and annual bonuses.

The coincidental benefits will be at customary rates conferred from time to time upon chairmen of boards of directors within the Bank's group.

The cost of the coincidental benefits and the bonuses to be paid to Mr. Dan Dankner as specified above will be shared so that 70% of the cost will be borne by Isracard and 30% of the cost will be borne by PCM.

The remuneration, including the provisions for social benefits, the terms of retirement and the allowance for acclimatization as well as the coincidental benefits and the bonuses specified herein above have been approved as required by law, by the Audit Committee, the Board of Directors and the annual general meeting of Isracard on 28.09.2005; furthermore the resolutions of PCM were duly approved as follows: by the Audit Committee and the Board of Directors of Poalim Capital Markets - Investment House Ltd. on 28.09.05; by the boards of directors of the companies Poalim Capital Markets Ltd., Poalim Capital Markets and Investment Holdings Ltd. and Poalim Ventures - Fund Management Ltd. on 28.09.05; and by the general meetings of Poalim Capital Markets - Investment House Ltd., Poalim Capital Markets Ltd., Poalim Capital Markets and Investment Holdings Ltd. and Poalim Ventures - Fund Management Ltd. on 29.09.05, before being placed before the Bank for approval.

6. **<u>Details of Other Transactions in which the Controlling Party Had a Personal Interest</u>**

During the two years that preceded the date of approval of the transaction by the Board of Directors the following amounts were paid to Mr. Dan Dankner:

A. In his capacity as Vice Chairman of the Board of Directors of the Bank, Mr. Dan Dankner was paid remuneration for the period commencing from the month of September 2003 until the month of May 2004 in an amount totalling 1,345,071 (gross salary plus reimbursement of expenses and provisions for social benefits), calculated on the basis of the principles approved by the extraordinary general meeting of the Bank held on 7.9.1999, and by the annual general meeting of the Bank held on 30.6.2002.

B. For the period commencing from the month of September 2003 until the month of May 2004, Mr. Dan Dankner was also paid amounts on account of bonuses totalling 1,639,396. The bonuses were calculated on the basis of the principles approved by the extraordinary general meeting of the shareholders of the Bank held on 07.09.1999 and by the annual general meeting of the shareholders of the Bank held on 30.06.2002.

C. Mr. Dan Dankner in his capacity as Chairman of the Board of Directors of the subsidiary companies was also paid the following amounts:

(1) Remuneration for the period commencing from the month of May 2004 until the month of August 2005 (gross salary plus reimbursement of expenses and provisions for social benefits).
   (a) PCM - in the amount of NIS 901,145
   (b) Isracard - in the amount of NIS 2,120,341

(2) Bonuses for the period commencing from the month of May 2004 until the month of August 2005.
   (a) PCM - in the amount of NIS 1,376,801
   (b) Isracard - in the amount of NIS 3,239,531

7. **<u>Summary of the Reasons of the Audit Committee and the Board of Directors with respect to the Approval of the Commitment:</u>**

Mr. Dan Dankner's considerable and meaningful contribution to the activities of Isracard and PCM and their subsidiaries, and to their business, his qualifications and experience as they also came to the fore in the course of carrying out his office as active chairman of Isracard and PCM, and his readiness to continue serving as active chairman and to continue to devote time and energy to the interests of Isracard and PCM and their subsidiaries, serve the interests of Isracard and PCM and are for their benefit. All these, according to the resolution of the Audit Committee and the plenum of the Board of Directors, justify the approval of the terms of his office and the payment of remuneration to Mr. Dan Dankner for as long as he serves as active chairman of Isracard and PCM and the regulation of the terms of retirement in case he ceases to serve in his capacity as active chairman, as is customary in other companies in the business sector, including companies in the Bank Hapaolim Group.

8. **<u>Names of Directors Who Participated in the Proceedings of the Audit Committee and the Plenum of the Board of Directors of the Bank:</u>**

The members of the Board of Directors who participated in the proceedings of the Audit Committee held on 28.09.05 at 03:45 p.m. and approved the proposal are: Imri Tov - Chairman (an external director in accordance with the Companies Law), Ido Dissentshik (external director in accordance with the Companies Law), Gideon Chitayat (external director in accordance with Directive 301 of the Proper Conduct of Banking Business Directives of the Bank of Israel), Irit Izakson and Haim Samet.

The members of the Board of Directors who participated in the proceedings of the plenum of the Board of Directors held on 29.09.05 at 02:00 p.m. and approved the proposal are: Shlomo Nehama – Chairman, Irit Izakson, Haim Samet, Ido Dissentshik (external director in accordance with the Companies Law), Jay Pomrenze, Moshe Koren, Israel Makov, Imri Tov (external director in accordance with the Companies Law), Gideon Chitayat (external director in accordance with Directive 301 of the Proper Conduct of Banking Business Directives of the Bank of Israel), Joseph Dauber.

9. **Names of the Directors of the Bank, to the Best of the Bank's Knowledge, Who Have a Personal Interest in the Commitment:**

To the best of the Bank's knowledge, the directors who participated in the meeting and approved the resolution, have no personal interest in the aforesaid commitment.

10. The approval of the terms of office and the payment of the remuneration and the bonuses to the controlling party Mr. Dan Dankner is subject to the approval of the annual general meeting of the shareholders of the Bank to be convened on 10.11.05 at 10.30 a.m. ("the Annual General Meeting"), after the adoption of the resolutions on this matter as required by law, by the audit committees, the boards of directors and the general meetings of the subsidiary companies as set forth below:

The resolutions were approved as required by law by the Audit Committee of Isracard at its meeting held on 28.09.05, by the Board of Directors of Isracard on 28.09.05 and by the general meeting of the shareholders of Isracard on 28.09.05.

The resolutions were approved as required by law by the boards of directors and the general meetings of PCM on the following dates: By the Audit Committee and the Board of Directors of Poalim Capital Markets - Investment House Ltd. on 28.09.05; by the boards of directors of the companies Poalim Capital Markets Ltd., Poalim Capital Markets and Investment Holdings Ltd. and Poalim Ventures - Fund Management Ltd. on 28.09.05; and by the general meetings of Poalim Capital Markets - Investment House Ltd., Poalim Capital Markets Ltd., Poalim Capital Markets and Investment Holdings Ltd. and Poalim Ventures - Fund Management Ltd. on 29.09.05, before being placed before the Bank for approval.

11. **The Place and Time Appointed for Convening the General Meeting of the Bank:**
The Annual General Meeting of the Bank will be held on November 10, 2005 at 10:30 a.m. in the conference room of the Bank at "Zion House", 45 Rothschild Boulevard, 9th Floor, Tel-Aviv.

12. The resolutions pertaining to the terms of the commitment between the Bank and Mr. Dan Dankner, Chairman of the Board of Directors of Isracard and PCM as set forth above, which are to be considered at the Annual General Meeting of the shareholders of the Bank should be adopted by a simple majority of the shareholders present at the casting of votes and who are eligible to vote and have voted in person or by proxy, provided that one of the following has been fulfilled:

    A. The majority of the votes counted at the general meeting include at least one third of the votes of shareholders who have no personal interest in approving the transaction, who are present at the meeting; when counting all of the votes of such shareholders, the votes of those abstaining shall not be taken into account;

    B. The total number of votes of those opposing the resolutions from among the shareholders referred to in paragraph A does not exceed one per cent of all the voting rights in the Bank.

13. If within half an hour from the time appointed for the commencement of the Annual General Meeting there are not present at the meeting shareholders who have no personal interest in the

commitment with the controlling party as set forth in Clause 12 above, the meeting shall stand adjourned with respect to the item of business of approving the commitment with the controlling party to Thursday, December 1st, 2005 at the same time and place specified above.

If also at the meeting adjourned as aforesaid a quorum is not present within half an hour from the time appointed for the commencement thereof, the shareholders present, whatever their number, shall be a quorum.

14. The record date for the purpose of determining the eligibility of a shareholder of the Bank to attend and vote at the Annual General Meeting as provided in Section 182 of the Companies' Law, 5759 – 1999 is Tuesday, November 1st, 2005 (hereinafter: "the Record Date").

    Pursuant to the Companies Regulations (Proof of Ownership of a Share for the Purpose of Voting at the General Meeting), 5760 – 2000 (hereinafter: "**the Companies Regulations**"), a person the registered shares owned by him are deposited with a Bank or other securities broker who are members of the Tel-Aviv Securities Exchange, wishing to attend the meeting, shall present at least 48 hours prior to the appointed time for commencement of the Annual General Meeting, a certificate from a member of the Exchange with whom his right to a share is registered, as to his ownership of the share, on the Record Date, in accordance with Form 1 of the Schedule to the Companies Regulations (hereinafter: "**Certificate of Ownership**").

15. On the agenda of the Annual General Meeting shall be listed the adoption of additional resolutions which are specified in the immediate report which was sent on Sunday, 2.10.05 and which is attached hereto for your convenience as Schedule "A". The attached immediate report also specifies the majority required for the adoption of the additional resolutions.

16. A. Within twenty-one days from the date of submission of the transaction (commitment) report, the Securities Authority may instruct the Bank to give, within the time specified therefor, an explanation, details, information and documents pertaining to the commitment which is the subject of the transaction (commitment) report, and instruct the Bank to make an amendment to the report in the manner and within the time specified by it.

    B. If an instruction is given to make an amendment to the report as aforesaid, the Securities Authority may instruct to postpone the date for the Annual General Meeting to a date which falls not earlier than after three business days have passed and not later than twenty-one days from the date of publication of the amendment to the transaction (commitment) report.

17. The representative of the Bank dealing with the immediate report:

Name:	Mr. Isaac Behar
Title:	Chief Financial Officer – Head of Comptrolling
Office Address:	11 Hanegev Street, Tel-Aviv
Telephone:	03-7144845
Fax No:	03-7144299

18. The documents pertaining to the transaction – the commitment with the controlling party including the documents placed before the Audit Committee and the Board of Directors of the Bank within the framework of the procedures for the consideration and adoption of the resolutions in this matter, may be inspected at the office of the Secretary of the Bank, at 63-65 Yehuda Halevi Street, Tel-Aviv, during normal working hours, by prior appointment by phoning 03-5673800, commencing on the date of publication in the newspapers of the advertisements as required by law.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(signed)

Isaac Behar
Member of the Board of Management & CFO

(signed)

Shlomo Braun
Head of Human Resources and Logistics
Member of the Board of Management



Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: October 2, 2005
Our reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report in accordance with the Securities Regulations (Transaction between a Company and a Controlling Party Thereof), 5761 – 2001.**

An Immediate Report is hereby given by Bank Hapoalim B.M. ("the Bank") in accordance with the Securities Regulations (Transaction between a Company and a Controlling Party Thereof), 5761 – 2001 (hereinafter: "the Regulations"), regarding the adjustment of the Bank's undertaking to indemnify office holders who were and/or are directors of the Bank and who are considered to be controlling parties of the Bank within the meaning thereof under the Companies Law, 5759-1999 ("the Companies Law") according to the principles of indemnity approved in the Articles of Association of the Bank and the terms of indemnity set forth in the deed of indemnity approved by the special general meeting held on 23/12/02, and their adjustment to the Companies Law.

The resolution was approved on 29/9/05 by the Board of Directors of the Bank, after obtaining the approval of the Audit Committee of the Bank on 29/9/05.

1. Description of the Main Features of the Transaction, the Parties thereto, the Date thereof and the Essential Provisions thereof:

   1.1 Amendment of the principles of indemnity for office holders of the Bank which were approved by the special general meeting held on 21/7/02, and of the terms of indemnity for office holders of the Bank which were approved by the special general meeting held on 23/12/02, in such a way that the terms thereof be in compliance with the amendment to the Companies Law and the provisions thereof at any time.

   1.2 In this context and without derogating from the generality of the principles of indemnity and the terms thereof as aforesaid, the deed of indemnity shall be amended so that it also applies to reasonable litigation expenses, including advocates' fees, expended by an office holder following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, and which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; for the purpose hereof –

   "Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" – means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742 – 1982 (in this sub–paragraph – the Criminal Procedure Law), or a stay of proceedings by the

Attorney – General for the Government under Section 231 of the Criminal Procedure Law;

"Financial liability as an alternative to a criminal proceeding" - means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746 – 1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

There is no change to the rest of the principles of the deed of indemnity and the terms thereof which were approved as aforesaid by the special general meeting held on 21/7/02, and by the special general meeting held on 23/12/02.

2. Names of the Controlling Parties (within the meaning of this term in Section 268 of the Companies Law), who have a Personal Interest in the Commitment and the Nature of their Personal Interest:

2.1 The names of persons liable to be considered as controlling parties within the meaning of this term in Section 268 of the Companies Law ,for the purpose of the undertaking to indemnify office holders, are as follows:

2.1.1 Mrs. Shari Arison-Glazer, who served as a director of the Bank, is liable to be considered as a controlling party of Arison Holdings (1998) Ltd., which holds about 16.48% of the shares of the Bank. This is, to the best knowledge of the Bank, by virtue of her holdings and the holdings of the members of her family through trusts, of which she and the members of her family are the beneficiaries in each one of the aforesaid trusts, of the shares in Arison Holdings (1998) Ltd.

2.1.2 Mr. Dan Dankner, who serves as a director of the Bank, is liable to be considered as a controlling party of Israel Salt Industries Ltd. and Salt Industries Holdings of shares (1998) Ltd. which together hold about 7.025% of the Shares of the Bank. This is, to the best knowledge of the Bank, by virtue of his holdings and the holdings of members of his family of shares in Israel Salt Industries Ltd. and through the latter of shares in Salt Industries Holdings of Shares (1998) Ltd.

2.2 Arison Holdings (1998) Ltd. and Israel Salt Industries Ltd. are parties to a shareholders' agreement the purpose of which is the implementation of control as shareholders of the Bank. Accordingly, Mrs. Shari Arison-Glazer and Mr. Dan Dankner are liable to be considered as controlling parties of the Bank.

2.3 In addition Mrs. Shari Arison-Glazer, who served as a director of the Bank, and Mr. Dan Dankner who serves as a director of the Bank, and as persons supposed to be the beneficiaries under the indemnity undertaking of the Bank, have a personal interest in the resolution regarding the amendment of the principles of indemnity and the terms of indemnity for office holders of the Bank which were approved by the general meetings as specified above, and the adjustment thereof to the Companies Law according to the provisions thereof at any time.

3. The terms of indemnity for office holders of the Bank were approved in accordance with the principles laid down by the special general meeting held on 21/7/02 and in accordance with the terms of indemnity approved by the special general meeting held on 23/12/02.

4. Summary of the Reasons of the Audit Committee and the Board of Directors with respect to the Approval of the Transaction:

   In the discussions of the Audit Committee and the Board of Directors with respect to the approval of the transaction, the following reasons in summary form were mentioned:
   The amendment of the principles of indemnity which were approved by the special general meeting held on 21/7/02 and the amendment of the terms of indemnity which were approved by the special general meeting held on 23/12/02, so that the terms thereof be in compliance with the amendment to the provisions of the Companies Law and the provisions thereof at any time.

5. Names of Directors Who Participated in the Proceedings of the Audit Committee and the Board of Directors:

   The members of the Board of Directors who participated in the proceedings of the Audit Committee held on 28/9/05 at 03:45 p.m and adopted the proposal are: Imri Tov – Chairman (external director in accordance with the Companies Law), Ido Dissentshik (external director in accordance with the Companies Law), Gideon Chitayat (external director in accordance with Directive 301 of the Proper Conduct of Banking Business Directives of the Bank of Israel), Irit Izakson and Haim Samet.

   The members of the Board of Directors who participated in the proceedings of the plenum of the Board of Directors held on 29/9/05 at 02:00 p.m. and adopted the proposal are: Shlomo Nehama - Chairman, Irit Izakson, Haim Samet, Ido Dissentshik (external director in accordance with the Companies Law), Jay Pomrenze, Moshe Koren, Israel Makov, Imri Tov - (external director in accordance with the Companies Law), Gideon Chitayat (external director in accordance with Directive 301 of the Proper Conduct of Banking Business Directives of the Bank of Israel), Joseph Dauber.

6. Names of Directors, to the Best of the Bank's Knowledge Who Have a Personal Interest in the Transaction and the Nature of their Personal Interest:

   All of the directors of the Bank advised that they are liable to be considered as having a personal interest in approving the giving of the undertaking to indemnify office holders of the Bank, as persons supposed to be beneficiaries according to the resolution for the approval of giving the undertaking to indemnify office holders of the Bank. Accordingly, and in accordance with Section 278(b) of the Companies Law, the directors were permitted to be present at the discussions of the Audit Committee and the Board of Directors and to participate in the voting thereat.

7. The Time and Place Appointed for Convening the General Meeting:

   7.1 The general meeting will be held on Monday, November 10, 2005, at 10:30 a.m., in the conference room of the Bank at Zion House, 45 Rothschild Boulevard, 9th Floor, Tel – Aviv.

   7.2 If within half an hour from the time appointed for the commencement of the annual general meeting there are not present at the meeting shareholders who have no

personal interest in the resolution with respect to the adjustment of the Bank's undertaking to indemnify office holders who were and/or are directors of the Bank and who are considered to be controlling parties of the Bank, the meeting shall stand adjourned with respect to this tiem of business, to Thursday, December 1, 2005 at the same time and place specified above.

If also at the meeting adjourned as aforesaid a quorum is not present within half hour from the time set for the commencement thereof, the shareholders present, whatever their number, shall be a quorum.

7.3 The record date for determining the eligibility of a shareholder of the Bank to attend and vote at the general meeting as provided in Section 182 of the Companies Law is Tuesday, November 1, 2005 (hereinafter: "the Record Date"). Pursuant to the Companies Regulations (Proof of Ownership of a Share for the Purpose of Voting at the General Meeting), 5760 – 2000, a person the registered shares owned by him are deposited with a bank or other securities broker who are members of the Tel – Aviv Securities Exchange, wishing to attend the meeting shall present at least 48 hours prior to the appointed time for commencement of the meeting a certificate from a member of the Exchange with whom his right to a share is registered, on the Record Date, in accordance with Form 1 of the Schedule to the Companies Regulations (hereinafter: "Certificate of Ownership").

7.4 On the agenda of the Annual General Meeting shall be listed the adoption of additional resolutions which are specified in the immediate report which was sent on Sunday, 2/10/05 and which is attached hereto for your convenience as Schedule "A". The attached immediate report also specifies the majority required for the adoption of the additional resolutions.

8. The Required Majority at the General Meeting and at the Adjourned Meeting for the Adoption of the Resolution

The aforesaid resolution is submitted for the approval of the general meeting pursuant to Section 275 of the Companies Law. The majority required for the adoption of the resolution is a simple majority of the votes of the shareholders present at the general meeting who are eligible to vote and have voted in person or by proxy, without taking into account the votes of those abstaining, provided that one of the following is fulfilled:

8.1 The majority of the votes counted at the general meeting include at least one third of the votes of shareholders who have no personal interest in approving the resolution, who are present at the meeting. When counting all of the votes of such shareholders, the votes of those abstaining shall not be taken into account.

8.2 The total number of votes of those opposing the resolution from among the shareholders referred to in sub-paragraph 8.1 does not exceed one percent. (1%) of all the voting rights in the company.

9. The Authority of the Securities Authority

By virtue of Regulation 10 of the Regulations, the Securities Authority ("the Authority") or an employee which it has authorized in that regard, is authorized to instruct the Bank, within 21 days from the date of submission of this report, to give within the time specified

therefor, an explanation, details, information and documents, and instruct the Bank to make an amendment to the report in the manner and within the time specified. If an instruction is given to make an amendment as aforesaid, the Authority or an employee which it has authorized in that regard, may instruct to postpone the date of the general meeting to a date which falls not earlier than after three business days (as defined in the Regulations) have passed and not later than twenty – one days from the date of publication of the amendment to this report.

10. The Representative of the Bank Dealing with the Immediate Report:

Name: Ilan Mazur, Advocate
Title: The Chief Legal Adviser
Office Address: 63-65 Yehuda Halevi Street, Tel – Aviv
Tel: 03 – 567 6825
Fax: 03 – 567 3343

11. Inspection of Documents

The text of the deed of indemnity, this Immediate report, the present version of the Articles of Association of the Bank and the proposal for the amendment of the Articles including the documents that were placed before the Audit Committee and the Board of Directors within the framework of the procedures for the consideration and adoption of the resolutions, may be inspected at the office of the Secretary of the Bank at 63-65 Yehuda Halevi Street, Tel – Aviv during normal working hours, by prior arrangement by phoning 03 – 567 3800, commencing on the date hereof.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed)

Yoram Weissbrem
Secretary of the Bank

(signed)

Sharona Tamir, Adv.
Deputy Secretary of the Bank

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 02/10/2005
Reference: 2005-01-069229

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.47	16.47	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,623,331	6.89	6.89	6.83	6.83

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ___________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ___________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,685,831*
Change in Quantity of Securities: *-62,500*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 02/10/2005
Reference: 2005-01-069328

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ○ On ______________
- ● From 01/09/2005 until 30/09/2005

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Conversion of option warrants into shares of the Corporation.

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
01/09/2005	*Realization of options*	*Options*	*6620181*	*91,667*	*No*
01/09/2005	*Realization of options*	*Options*	*6620173*	*40,000*	*No*
01/09/2005	*Realization of options*	*Options*	*6620165*	*65,000*	*No*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,257,814,173	1,258,010,840

Explanation: All categories of shares should be specified – including shares which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Quantity in the last report	Present quantity

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 2 October 2005
Our reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Bank Hapoalim B.M. – Immediate Report concerning notice of the convening of the ordinary annual general meeting of the shareholders of the Bank for 2005**

1. We are pleased to advise you that the Board of Directors of Bank Hapoalim B.M. (hereinafter: "the Bank") at its meeting of September 29, 2005 which took place at 14:00 p.m., resolved to convene the ordinary annual general meeting of the shareholders of the Bank to take place on 10 November, 2005 at 10:30 a.m. in the conference room of the Bank at "Zion House", on the 9th floor of 45 Rothschild Blvd., Tel Aviv.

2. The agenda of the meeting will include the adoption of resolutions on the following items of business:

   (1) Discussion of the financial statements and Directors' Report of the Bank for the year 2004.
   (2) Election of new directors.
   (3) Re-election of an external director (Ido Dissentshik) for a further period of three years.
   (4) (a) Terms of office of the directors for the year 2005 and for the years in which they continue to officiate as directors of the Bank -
   To approve that the members of the board of directors, with the exception of the Chairman of the Board of Directors, Mr. Shlomo Nehama (whose terms of office will be approved in accordance with the provisions of sub-clause (b) below) and Mr. Dan Dankner, owner of a controlling interest, (whose terms of office will be approved in accordance with the provisions of Item (5) of the agenda for the general meeting and on which matter an immediate report is being filed separately pursuant to the Securities Regulations (Transaction between a Company and a Controlling Party thereof), receive for the year 2005 and for the following years, so long as they officiate as directors of the Bank, remuneration at the following rates:
      (1) An annual remuneration in the sum of NIS 93,810, payable in four equal installments at the beginning of each quarter for the preceding quarter.
      (2) Remuneration for participating in any meeting of the board of directors or any of its committees at the rate of NIS 2,500 per meeting.
   (a) The terms of office of the Chairman of the Board of Directors for the year 2005 and for the years in which he continues to serve in his capacity as Chairman of the Board of Directors -

To approve the terms of office of the Chairmand of the Board of Directors, Mr. Shlomo Nehama, with affect from 1.1.05 and so long as he serves as Chairman of the Board of Directors as set forth below:

1. Mr. Nehama shall receive monthly remuneration amounting to NIS 131,000 (hereinafter: "the monthly remuneration"). The monthly remuneration shall be linked in full on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on 15.12.2004 and the new indices shall be those that were published and will be published on each 15th day of the month thereafter (or thereabouts). Linkage to the index as aforesaid is instead of payment of an increased cost of living allowance. In addition to the monthly remuneration, the Chairman of the Board of Directors shall be entitled to receive in full the provisions for social benefits and upon retiring from his office payments on account of retirement as is customary at the Bank (i.e. 250% per annum) and an acclimatization allowance for 6 months, to the effect that the payment due for the acclimatization period will include all components of remuneration approved for the Chairman of the Board of Directors, including coincidental benefits and annual bonuses.

   Notwithstanding the foregoing, and in addition, in the event that Mr. Nehama ceases to serve in his capacity as Chairman of the Board of Directors not of his own initiative, he will be entitled to receive twice the amount due on account of the acclimatization allowance. For the purposes hereof, if the Chairman of the Board of Directors ceases to hold his office in connection with his appointment to a position of state, this shall be deemed a termination of office not of his own initiative.

2. Furthermore, Mr. Nehama shall be entitled to receive all of the coincident benefits conferred from time to time upon the Chief Executive Officer of the Bank, taking into consideration his status as Chairman of the Board of Directors, including the use of a car, reimbursement of expenses for travelling abroad, extending hospitality, telephone, newspapers and the like.

3. Furthermore, Mr. Nehama shall be entitled to receive an annual bonus on the basis of the "Resum of that profit on the Equity of the Bank" (as defined below) for the year in respect of which the bonus is payable to him (hereinafter: the "Annual Bonus") and an additional annual bonus to be determined on the basis of the "Rate of Profit Relative to the Balance Sheet Assets of the Bank" ("R.O.A.") (as defined below) for the year in respect of which this bonus is payable (hereinafter: the "Additional Annual Bonus"), all as set forth below:

   A. <u>The Annual Bonus</u>

   1. For the purpose of determining the Annual Bonus:

      "Equity" means - the equity of the Bank as it starts at the beginning of the year in respect of which the bonus is payable, in addition to issues of capital with effect from the receipt of the proceeds thereof, less any dividend from the date of payment thereof; the addition to equity (in respect of issues) and/or the subtraction from equity

(in respect of dividend) being weighted according to the length of the period in each year from the time of the respective addition or subtraction.

"Net Profit" means - the net profit recorded in the consolidated statements of profit and loss of the Bank for the year ended December 31 in respect of which the Annual Bonus is payable, as it appears under the item "Net Profit".

"Return of Net Profit on the Equity of the Bank" means - the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Equity multiplied by 100.

2. The Annual Bonus shall be paid to the Chairman of the Board of Directors as follows:\

   (a) If the Return of Net Profit on the Equity of the Bank is lower that 12%, then the Chairman of the Board of Directors shall not be entitled to an Annual Bonus in respect of that year.

   (b) If the Return of Net Profit on the Equity of the Bank is 12% or more, the Chairman of the Board of Directors shall be entitled to receive an Annual Bonus in a cumulative amount to be calculated as follows:

      (1) In respect of that part of the Net Profit which represents Return of Net Profit on the Equity of the Bank at the rate of between 7% and 11% (inclusive) - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.53% of that part;
      (2) In respect of that part of the Net Profit which represents the Resum of Net Profit on the Equity of the Bank at the rate in excess of 11% going up to 15% (inclusive) - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.63% of that part;
      (3) In respect of that part of the Net profit which represets the Return of Net Profit on the Equity of the Bank at the rate in excess of 15% - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.7% of that part.

B. The Additional Annual Bonus

1. For the purpose of determining the Additional Annual Bonus -
"Balance Sheet Assets of the Bank" means - the amount in shekels equal to the total assets of the Bank, as it appears in the column of the assets in the consolidated balance sheets of the Bank as at December 31 for the year which preceded the year in respect of which the Additional Annual Bonus is payable.

   "Net Profit" means - as defined in sub-paragraph 3.A.1 above.

   "Rate of Profit Relative to the Balance Sheet Assets of the Bank" means - the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Balance Sheet Assets of the Bank multiplied by 100.

2. The Additional Annual Bonus shall be paid to the Chairman of the Board of Directors as follows:

   (a) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is lower than 1%, then the Chairman of the Board of Directors shall not be entitled to the Additional Annual Bonus in respect of that year.

   (b) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is equal to 1%, or higher, then the Chairman of the Board of Directors shall be entitled to receive a payment the extent of which shall be determined as a percentage of the Net Profit for the year in respect of which the Additional Annual Bonus is payable and as set forth in the following table:

The Rate of Profit Relative to the Balance Sheet Assets of the Bank	The Amount of the Additional Annual Bonus as a percentage of the Net Profit
1.00%-1.04%	0.045%
1.05%-1.09%	0.090%
1.10%-1.14%	0.135%
1.15%-1.19%	0.180%
1.20%-1.24%	0.225%
1.25% and over	0.270%

(5) Approval of commitment with the owner of a controlling interest - Mr. Dan Dankner.
An immediate report on this subject is being submitted separately in accordance with the Securities (Transaction between a Company and a Controlling Party thereof) Regulations, 5761-2001.

(6) (a) Appointment of auditors and authorization to determine their remuneration for the year 2005 -
To approve the re-election of the certified public accountants: Ziv Haft, Certified Public Accountants (Isr.) and Somekh Chaikin, Certified Public Accountants (Isr.) as the auditors of the Bank for the year 2005.

To determine that the remuneration of the auditors for auditing shall be set by the Board of Directors, as has been customary at the Bank up till now, and according to the usual scale of charges, taking into consideration that there are two offices of certified public accountants.

(b) Report of the remuneration of the auditors which was paid for auditing and for additional services for the year 2004.

(7) To ratify the terms of the liability insurance of the directors and office holders of the Bank -
The directors' and office holders' liability insurance shall be for the period commencing on 19/02/2005 and ending on 18/02/2006 with cover amounting to 200 million dollars, and in consideration of payment of premium amounting to 2.698 million dollars.

(8) Amendment of Articles of Association:

(a) Article 19(c) of the Articles of Association of the Bank regarding the quorum for meetings of the board of directors shall be amended so as to read as follows:
"The quorum for opening a meeting of the Board of Directors shall be a majority of the members of the Board of Directors. Any meeting of the Board of Directors at which a quorum is present shall have all of the authorities and powers _______upon the Board of Directors at such time."

(b) Article 24 of the Articles of Association of the Bank regarding the indemnification of office holders of the Bank shall be amended in order that the terms of the new article are in compliance with the amendment to the Companies' Law, 5759-1999 and to the provisions of the Companies' Law at any time.
The text of the new article shall be as follows:

"24. **Exemption, Indemnification, and Insurance**

a. The Company may give an undertaking in advance to indemnify an office holder thereof in so far as such an undertaking is now and/or at any time may be permitted

under the Companies' Law, provided that the undertaking to indemnify shall be limited to events which in the opinion of the Board of Directors are foreseeable in the liht of the actual activities of the Company, at the time the undertaking to indemnify is given (hereinafter - "the Indemnification Events"). The amount of indemnification which the Company shall make available, by __ of such undertaking, to any office holder thereof, on a cumulative basis, in respect of one or more Indemnification Events, shall not exceed 25% (twenty-five per cent) of the Company's shareholders' equity according to the latest financial reports of the Company published prior to the actual time of indemnification.

b. The Company may also indemnify an office holder thereof retroactively.

c. Indemnification and an undertaking to indemnify as in sub-articles a. and b. aforesaid, shall follow from some liability or expense with which the office holder has been charged on which he has expended following some act which he has committed in his capacity as an office holder of the Companyh in so far as such indemnification is permitted, at any time, under any provision of the Companies' Law, including (and without derogation from the generality of the foregoing), under the provisions of Section 260(a) of the Companies' Law, including all of its sub-sections, as their terms may be at any time.
The undertaking to indemnify as aforesaid shall apply with respect to any liability or expense which is indemnifiable by law. Without derogating from the generality of the foregoing, the Company may give indemnification to an office holder with respect to any of the following:

(1) Any financial liability imposed upon him in favour of any other person by any judgement, including any compromise judgement or arbitration award confirmed by a court of law;

(2) Reasonable litigation expenses, including advocates' fees, expended by an office holder following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, and which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; in this paragraph -

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" - means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph - the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Financial liability as an alternative to a criminal proceeding" - means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

(3) Reasonable litigation expenses, including advocates' fees, expended by the office holder on which he was ordered to pay by a court of law, in a proceeding brought against him by the Company or in its name or by another person, or in a criminal indictment of which he was acquitted, or in a criminal indictment of which he was convicted of an offence which does not require proof of criminal intent."

(9) Adjustment o fthe undertaking to indemnify office holders of the Bank to the amendment of the Companies' Law, 5759-1999 and to the provision thereof at any time (hereinafter - "the Companies' Law").

To approve as follows:

(1) To amend the principles of indemnity for office holders of the Bank which were approved at the special general meeting of 21.7.2002, and the terms of indemnity for office holders of the Bank which were approved at the special general meeting of 23.12.2002 and at the annual general meeting of 13.9.2004, in such a way that the terms thereof, be in compliance with the Companies' Law according to the provisions thereof at any time.

(2) In this context and without derogating from the generality of the principles of indemnity and the terms thereof as aforesaid, the deed of indemnity shall be amended so that it also applies to reasonable litigation expenses, including advocates' fees, expended by an office holder following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as

an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; for the purpose hereof -

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" - means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph - the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Financial liability as an alternative to a criminal proceeding" - means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designates as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

There shall be no change to the rest of the principles of the deed of indemnity and the terms thereof which were approved as aforesaid at the special general meeting of 21.02.2002, at the special general meeting of 23.12.2002 and at the annual general meeting of 13.9.2004.

An immediate report on this subject is being submitted seperately in accordance with the Securities (Transaction between a Company and a Controlling Party thereof) Regulations, 5761-2001.

3. The Board of Directors has approved the resolutions pertaining to Clause 2 (sub-clauses (1)-(9)) which are on the agenda of the general meeting as set forth above.
   With respect to the resolutions pertaining to Clause 2 (sub-clauses 4(a), 4(b), (5), 6(a), (7), 8(b), and (9)) which are on the agenda of the general meeting as set forth above - resolutions of the Board of Directors were adopted after being approved by the Audit Committee.

4. a. The resolutions pertaining to the items of business set forth in Clause 2 (sub-clauses (1), (2), (4)(a), (4)(b), (6)(a), (7), (8)(a), (8)(b) and (9)(a)) which are on the agenda of the general meeting as set forth above, should be adopted by the general meeting by a simple majority of shareholders present at the casting of votes and who may vote and have voted in person or by proxy.

   b. The resolutions pertaining to the items of business set forth in Clause 2 (sub-clauses (3), (5) and (9)(b)) which are on the agenda of the general meeting as set forth above, should be adopted by the general meeting by a simple majority of shareholders present at the casting of votes and who may vote and have voted in person or by proxy provided that one of the following has been fulfilled:

      (1) The majority of the votes counted at the general lmeeting include at least one third of the votes of shareholders who have no personal interest in approving the transaction, who are present at the meeting; when counting all of the votes of such shareholders, the votes of those abstaining shall not be taken into account;
      (2) The total number of votes of those opposing the resolutions from among the shareholders refered to in sub-paragraph (1) does not exceed one per cent of all the voting rights in the Company.

5. The record date for determining the eligibility of a shareholder of the Bank to attend and vote at the general meeting as provided by section 182 of the Companies Law, 5759-1999, is Tuesday, November 1, 2005 (hereinafter: "the record date").

6. Pursuant to the Companies Regulations (Proof of Holding Shares for the purpose of Voting at General Meeting), 5760-2000, (hereinafter: "the Companies Regulations"), a person holding shares registered with a member of the Stock Exchange wishing to attend the meeting, can attend the foregoing meeting personally or by proxy, upon presenting at least 48 hours before the meeting a certificate from the stock exchange member with whom the share is registered on his behalf relating to title to the share, on the Record Date as provided in the Companies Regulations (hereinafter: "Certificate of Title").

7. Holders of the shares of the Bank may attend and vote at meetings personally or by proxy. The instrument appointing a proxy to vote ("instrument of appointment") will, to the extent circumstances permit, be in the form appearing in the Bank's articles of incorporation. The instrument of appointment as well as the power of attorney (if any) under which it is signed, or a copy thereof certified to the satisfaction of the Board of Directors, will be deposited at the offices of the Bank or the place where the meeting will convene, not less than 48 hours before the time appointed for commencement of the meeting.

8. If within half an hour from the time appointed for the commencement of the annual general meeting a quorum is not present for the holding thereof, the meeting will be postponed in relation to the matter set forth in Clause 2 above, to Thursday, December 1, 2005 at the same place and the same hour as inscribed above.

   If at the postponed meeting there still isn't a quorum during the first half hour of the time set for it's convening, the number of shareholders present will constitute the quorum.

9. The text of the proposed resolutions to be submitted to the general meeting, and the full text of the financial statements and the Directors' Report of the Bank for the year 2004 including their annexures, the text of the indemnity, the articles of the bank, the material presented to the Audit Committee and the Board of Directors of the bank in the compass of the discussion procedures and the receiving of resolutions on the matters set out on the agenda of the meeting, as well as additional background material, may be inspected at the offices of the Secretary of the Bank at 63-65 Yehuda Halevi Street, Tel Aviv, during usual working hours, by prior arrangement by telephone at 03-5673800 from the date of the publication of the notice regarding the convening of the annual general meeting in daily newspapers as required by law.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed)	*(signed)*
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Adv.** Deputy Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 9 October 2005
Our reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Bank Hapoalim B.M. – Immediate Report concerning notice of the convening of the ordinary annual general meeting of the shareholders of the Bank for 2005 - *AMMENDMENT***

1. On October 2, 2005 an Immediate Report was sent to you regarding the convening of an Annual General Meeting of the shareholders of Bank Hapoalim B.M. (the "Bank") for the year 2005 to take place on 10 November, 2005 at 10:30 a.m. (the "Annual General Meeting of the Bank").

2. Sub-clauses (9)(a) and (9)(b) of Item (9) on the agenda of the Annual General Meeting of the Bank, were accidently omitted from the Report.

3. Attached hereto is the ammended report after adding the sub-clauses (9)(a) and (9)(b) of Item (9) on the agenda of the Annual General Meeting of the Bank.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed)	*(signed)*
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Adv.** Deputy Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 2 October 2005
Our reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Bank Hapoalim B.M. – Immediate Report concerning notice of the convening of the ordinary annual general meeting of the shareholders of the Bank for 2005**

1. We are pleased to advise you that the Board of Directors of Bank Hapoalim B.M. (hereinafter: "the Bank") at its meeting of 29 September 2005 which took place at 14:00 p.m., resolved to convene the ordinary annual general meeting of the shareholders of the Bank to take place on 10 November, 2005 at 10:30 a.m. in the conference room of the Bank at "Zion House", on the 9th floor of 45 Rothschild Blvd., Tel Aviv.

2. The agenda of the meeting will include the adoption of resolutions on the following items of business:

    (1) Discussion of the financial statements and Directors' Report of the Bank for the year 2004.
    (2) Election of new directors.
    (3) Re-election of an external director (Ido Dissentshik) for a further period of three years.
    (4) (a) Terms of office of the directors for the year 2005 and for the years in which they continue to officiate as directors of the Bank -
    To approve that the members of the board of directors, with the exception of the Chairman of the Board of Directors, Mr. Shlomo Nehama (whose terms of office will be approved in accordance with the provisions of sub-clause (b) below) and Mr. Dan Dankner, owner of a controlling interest, (whose terms of office will be approved in accordance with the provisions of Item (5) of the agenda for the general meeting and on which matter an immediate report is being filed separately pursuant to the Securities Regulations (Transaction between a Company and a Controlling Party Thereof), receive for the year 2005 and for the following years, so long as they officiate as directors of the Bank, remuneration at the following rates:
        (1) An annual remuneration in the sum of NIS 93,810, payable in four equal installments at the beginning of each quarter for the preceding quarter.
        (2) Remuneration for participating in any meeting of the board of directors or any of its committees at the rate of NIS 2,500 per meeting.

    (b) The terms of office of the Chairman of the Board of Directors for the year 2005 and for the years in which he continues to serve in his capacity as Chairman of the Board of Directors -
    To approve the terms of office of the Chairman of the Board of Directors, Mr. Shlomo Nehama, with effect from 1.1.05 and so long as he serves as Chairman of the Board of Directors, as set forth below:

1. Mr. Nehama shall receive monthly remuneration amounting to NIS 131,000 (hereinafter: "the monthly remuneration"). The monthly remuneration shall be linked in full on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on 15.12.2004 and the new indices shall be those that were published and will be published on each 15th day of the month thereafter (or thereabouts). Linkage to the index as aforesaid is instead of payment of an increased cost of living allowance. In addition to the monthly remuneration, the Chairman of the Board of Directors shall be entitled to receive in full the provisions for social benefits and upon retiring from his office payments on account of retirement as is customary at the Bank (i.e. 250% per annum) and an acclimatization allowance for 6 months, to the effect that the payment due for the acclimatization period will include all components of remuneration approved for the Chairman of the Board of Directors, including coincidental benefits and annual bonuses.

   Notwithstanding the foregoing, and in addition, in the event that Mr. Nehama ceases to serve in his capacity as Chairman of the Board of Directors not of his own initiative, he will be entitled to receive twice the amount due on account of the acclimatization allowance. For the purposes hereof, if the Chairman of the Board of Directors ceases to hold his office in connection with his appointment to a position of state, this shall be deemed a termination of office not of his own initiative.

2. Furthermore, Mr. Nehama shall be entitled to receive all of the coincidental benefits conferred from time to time upon the Chief Executive Officer of the Bank, taking into consideration his status as Chairman of the Board of Directors, including the use of a car, reimbursement of expenses for traveling abroad, extending hospitality, telephone, newspapers and the like.

3. Furthermore, Mr. Nehama shall be entitled to receive an annual bonus on the basis of the "Return of Net Profit on the Equity of the Bank" (as defined below) for the year in respect of which the bonus is payable to him (hereinafter: the "Annual Bonus") and an additional annual bonus to be determined on the basis of the "Rate of Profit Relative to the Balance Sheet Assets of the Bank" ("R.O.A.") (as defined below) for the year in respect of which this bonus is payable (hereinafter: the "Additional Annual Bonus"), all as set forth below:

   A. <u>The Annual Bonus</u>

   1. For the purpose of determining the Annual Bonus:

      "Equity" means - the equity of the Bank as it stands at the beginning of the year in respect of which the bonus is payable, in addition to issues of capital with effect from the receipt of the proceeds thereof, less any dividend from the date of payment thereof; the addition to equity (in respect of issues) and/or the subtraction

from equity (in respect of dividend) being weighted according to the length of the period in each year from the time of the respective addition or subtraction.

"Net Profit" means - the net profit recorded in the consolidated statements of profit and loss of the Bank for the year ended December 31 in respect of which the Annual Bonus is payable, as it appears under the item "Net profit".

"Return of Net Profit on the Equity of the Bank" means - the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Equity multiplied by 100.

2. The Annual Bonus shall be paid to the Chairman of the Board of Directors as follows:

   (a) If the Return of Net Profit on the Equity of the Bank is lower that 12%, then the Chairman of the Board of Directors shall not be entitled to an Annual Bonus in respect of that year.

   (b) If the Return of Net Profit on the Equity of the Bank is 12% or more, the Chairman of the Board of Directors shall be entitled to receive an Annual Bonus in a cumulative amount to be calculated as follows:

      (1) In respect of that part of the Net Profit which represents Return of Net Profit on the Equity of the Bank at the rate of between 7% and 11% (inclusive) - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.53% of that part;
      (2) In respect of that part of the Net Profit which represents the Return of Net Profit on the Equity of the Bank at the rate in excess of 11% going up to 15% (inclusive) - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.63% of that part;
      (3) In respect of that part of the Net Profit which represents the Return of Net Profit on the Equity of the Bank at the rate in excess of 15% - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.7% of that part.

B. The Additional Annual Bonus

1. For the purpose of determining the Additional Annual Bonus -

   "Balance Sheet Assets of the Bank" means - the amount in shekels equal to the total assets of the Bank, as it appears in the column of the assets in the consolidated balance sheets of the Bank as at December 31 for the year which preceded the year in respect of which the Additional Annual Bonus is payable.

   "Net Profit" means - as defined in sub-paragraph 3.A.1 above.

   "Rate of Profit Relative to the Balance Sheet Assets of the Bank" means - the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Balance Sheet Assets of the Bank multiplied by 100.

2. The Additional Annual Bonus shall be paid to the Chairman of the Board of Directors as follows:

   (a) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is lower than 1%, then the Chairman of the Board of Directors shall not be entitled to the Additional Annual Bonus in respect of that year.

   (b) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is equal to 1%, or higher, then the Chairman of the Board of Directors shall be entitled to receive a payment the extent of which shall be determined as a percentage of the Net Profit for the year in respect of which the Additional Annual Bonus is payable and as set forth in the following table:

The Rate of Profit Relative to the Balance Sheet Assets of the Bank	The Amount of the Additional Annual Bonus as a Percentage of the Net Profit
1.00%-1.04%	0.045%
1.05%-1.09%	0.090%
1.10%-1.14%	0.135%
1.15%-1.19%	0.180%
1.20%-1.24%	0.225%
1.25% and over	0.270%

(5) **Approval of commitment with the owner of a controlling interest - Mr. Dan Dankner.**
An immediate report on this subject is being submitted separately in accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001.

(6) (a) Appointment of auditors and authorization to determine their remuneration for the year 2005 -
To approve the re-election of the certified public accountants: Ziv Haft, Certified Public Accountants (Isr.) and Somekh Chaikin, Certified Public Accountants (Isr.) as the auditors of the Bank for the year 2005.

To determine that the remuneration of the auditors for auditing shall be set by the Board of Directors, as has been customary at the Bank up till now, and according to the usual scale of charges, taking into consideration that there are two offices of certified public accountants.

(b) Report of the remuneration of the auditors, which was paid for auditing and for additional services for the year 2004.

(7) To ratify the terms of the liability insurance of the directors and office holders of the Bank -
The directors' and office holders' liability insurance shall be for the period commencing on 19/02/2005 and ending on 18/02/2006, with cover amounting to 200 million dollars, and in consideration of payment of premium amounting to 2.698 million dollars.

(8) Amendment of Articles of Association:

(a) Article 19(c) of the Articles of Association of the Bank regarding the quorum for meetings of the board of directors shall be amended so as to read as follows:
"The quorum for commencing a meeting of the Board of Directors shall be a majority of the members of the Board of Directors. Any meeting of the Board of Directors at which a quorum is present shall have all of the authorities and powers conferred upon the Board of Directors at such time."

(b) Article 24 of the Articles of Association of the Bank regarding the indemnification of office holders of the Bank shall be amended in order that the terms of the new article are in compliance with the amendment to the Companies' Law, 5759-1999 and to the provisions of the Companies' Law at any time.

The text of the new article shall be as follows:

"24. **Exemption, Indemnification, and Insurance**

a. The Company may give an undertaking in advance to indemnify an office holder thereof in so far as such an

undertaking is now and/or at any time may be permitted under the Companies' Law, provided that the undertaking to indemnify shall be limited to events which in the opinion of the Board of Directors are foreseeable in the light of the actual activities of the Company, at the time the undertaking to indemnify is given (hereinafter - "the Indemnification Events"). The amount of indemnification which the Company shall make available, by virtue of such undertaking, to any office holder thereof, on a cumulative basis, in respect of one or more Indemnification Events, shall not exceed 25% (twenty-five per cent) of the Company's shareholders' equity according to the latest financial reports of the Company published prior to the actual time of indemnification.

b. The Company may also indemnify an office holder thereof retroactively.

c. Indemnification and an undertaking to indemnify as in sub-articles a. and b. aforesaid, shall follow from some liability or expense imposed upon the office holder or which he has expended following some act which he has committed in his capacity as an office holder of the Company in so far as such indemnification is permitted, at any time, under any provision of the Companies' Law, including (and without derogation from the generality of the foregoing), under the provisions of Section 260(a) of the Companies' Law, including all of its sub-sections, as their terms may be at any time.
The undertaking to indemnify as aforesaid shall apply with respect to any liability or expense, which is indemnifiable by law. Without derogating from the generality of the foregoing, the Company may give indemnification to an office holder with respect to any of the following:

(1) Any financial liability imposed upon him in favour of any other person by any judgment, including any compromise judgment or arbitration award confirmed by a court of law;

(2) Reasonable litigation expenses, including advocates' fees, expended by an office holder following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, and which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; in this paragraph -

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" - means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph - the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Financial liability as an alternative to a criminal proceeding" - means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

(3) Reasonable litigation expenses, including advocates' fees, expended by the office holder or which he was ordered to pay by a court of law, in a proceeding brought against him by the Company or in its name or by another person, or in a criminal indictment of which he was acquitted, or in a criminal indictment of which he was convicted of an offence which does not require proof of criminal intent."

(9) Adjustment of the undertaking to indemnify office holders of the Bank to the amendment of the Companies' Law, 5759-1999 and to the provision thereof at any time (hereinafter - "the Companies' Law").

(a) Adjustment of the undertaking of the Bank to indemnify office holders who were and/or are directors of the Bank and who are not considered to be controlling parties of the Bank, within the meaning of this term in the Companies' Law, in accordance with the principles of indemnity approved in the Articles of Association of the Bank and with the terms of indemnity set forth in the deed of indemnity which was approved at the Special General Meeting held on 23.12.2002, and their adjustment to the Companies' Law.

(b) Adjustment of the undertaking of the Bank to indemnify office holders who were and/or are directors of the Bank and who are considered to be controlling parties of the Bank, within the meaning of this term in the Companies' Law, in accordance with the principles of indemnity approved in the Articles of Association of the Bank, and with the terms of indemnity set forth in the deed of indemnity which was approved at the Special General Meeting held on 23.12.2002, and their adjustment to the Companies' Law.

To approve as follows:

(1) To amend the principles of indemnity for office holders of the Bank which were approved at the special general meeting of 21.7.2002, and the terms of indemnity for office holders of the Bank which were approved at the special general meeting of 23.12.2002 and at the annual general meeting of 13.9.2004, in such a way that the terms thereof, be in compliance with the Companies' Law according to the provisions thereof at any time.

(2) In this context and without derogating from the generality of the principles of indemnity and the terms thereof as aforesaid, the deed of indemnity shall be amended so that it also applies to reasonable litigation expenses, including advocates' fees, expended by an office holder following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; for the purpose hereof -

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" - means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph - the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Financial liability as an alternative to a criminal proceeding" - means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

There shall be no change to the rest of the principles of the deed of indemnity and the terms thereof which were approved as aforesaid at the special general meeting of 21.02.2002, at the special general meeting of 23.12.2002 and at the annual general meeting of 13.9.2004.

An immediate report on this subject is being submitted separately in accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001.

3. The Board of Directors has approved the resolutions pertaining to Clause 2 (sub-clauses (1)-(9)), which are on the agenda of the general meeting as set forth above.
With respect to the resolutions pertaining to Clause 2 (sub-clauses 4(a), 4(b), (5), 6(a), (7), 8(b), and (9)) which are on the agenda of the general meeting as set forth above - resolutions of the Board of Directors were adopted after being approved by the Audit Committee.

4. a. The resolutions pertaining to the items of business set forth in Clause 2 (sub-clauses (1), (2), (4)(a), (4)(b), (6)(a), (7), (8)(a), (8)(b) and (9)(a)) which are on the agenda of the general meeting as set forth above, should be adopted by the general meeting by a simple majority of shareholders present at the casting of votes and who may vote and have voted in person or by proxy.

   b. The resolutions pertaining to the items of business set forth in Clause 2 (sub-clauses (3), (5) and (9)(b)) which are on the agenda of the general meeting as set forth above, should be adopted by the general meeting by a simple majority of shareholders present at the casting of votes and who may vote and have voted in person or by proxy provided that one of the following has been fulfilled:

      (1) The majority of the votes counted at the general meeting include at least one third of the votes of shareholders who have no personal interest in approving the transaction, who are present at the meeting; when counting all of the votes of such shareholders, the votes of those abstaining shall not be taken into account;
      (2) The total number of votes of those opposing the resolutions from among the shareholders referred to in sub-paragraph (1) does not exceed one per cent of all the voting rights in the Company.

5. The record date for determining the eligibility of a shareholder of the Bank to attend and vote at the general meeting as provided in Section 182 of the Companies Law, 5759-1999, is Tuesday, November 1, 2005 (hereinafter: "the record date").

6. Pursuant to the Companies Regulations (Proof of Ownership of a Share for the Purpose of Voting at General Meeting), 5760-2000, (hereinafter: "the Companies Regulations"), a person holding shares registered with a member of the Stock Exchange wishing to attend a meeting, may attend such meeting personally or by proxy, only upon presenting at least 48 hours before the meeting a certificate from the stock exchange member with whom the share is registered on his behalf as to his title to the share, on the Record Date as provided in the Companies Regulations (hereinafter: "Certificate of Title").

7. Shareholders of the Bank may attend and vote at the meeting personally or by proxy. The instrument appointing a proxy to vote ("instrument of appointment") shall, to the extent circumstances permit, be in the form specified in the Bank's Articles of Association. The instrument of appointment as well as the power of attorney (if any) under which it is signed, or a copy thereof certified to the satisfaction of the Board of Directors, shall be deposited at the offices of the Bank or at the place where the meeting will convene, not less than 48 hours before the time appointed for the commencement of the meeting.

8. If within half an hour from the time appointed for the commencement of the annual general meeting a quorum is not present for the holding thereof, the meeting shall stand adjourned in relation to the matter set forth in Clause 2 above, to Thursday, December 1, 2005 at the same time and place specified above.

   If also at the meeting adjourned as aforesaid a quorum is not present within half hour of the time set for the commencement thereof, the shareholders present, whatever their number, shall be a quorum.

9. The full text of the proposed resolutions to be submitted for approval to the general meeting, the full text of the financial statements and the Directors' Report of the Bank for the year 2004 with their annexures, the Articles of Association of the Bank, the form of

the deed of indemnity, the documents presented to the Audit Committee and the Board of Directors of the Bank within the framework of the procedures for the consideration and adoption of the resolutions on the items of business set out on the agenda of the general meeting, as well as additional background material, may be inspected at the office of the Secretary of the Bank at 63-65 Yehuda Halevi Street, Tel Aviv, during usual working hours, by prior arrangement by telephone at 03-5673800 commencing on the date of publication of the notice for convening the annual general meeting in the daily newspapers as required by law.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed)	*(signed)*
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Adv.** Deputy Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: October 16, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. and Poalim Mutual Funds Ltd. ("P.K.N.") are hereby pleased to advise that they are in advanced negotiations and on the verge of signing an agreement with Solomon Mutual Funds Ltd., under the control of E. Solomon Investments and Consultancy (1992) Ltd. ("the Agreement"), for the sale, inter alia, of the entire rights and obligations of P.K.N. with respect to the management of the mutual funds of P.K.N. in consideration for a total amount of approximately NIS 954 million, subject to certain adjustments, to be determined in the Agreement. It is the intention of the parties to sign the Agreement soon, subject, inter alia, to obtaining the requisite approvals.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yacov Rozen	**Yoram Weissbrem**
Member of the Board of Management	Secretary of the Bank



Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 16/10/2005
Reference: 2005-01-074536

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.47	16.47	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,615,831	6.89	6.89	6.83	6.83

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,623,331*
Change in Quantity of Securities: *-7,500*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il


bank hapoalim

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: October 16, 2005
Reference: 802/05

To : **The London Stock Exchange**

Dear Sir or Madam,

Re :Immediate Report

In accordance with the provisions of the Securities (Periodic and Immediate Reports) Regulations,5730-1970, and further to the Immediate Report tendered this morning, Bank Hapoalim B.M. (hereinafter- "the Bank") advises that today, October 16, 2005, at 05:00 p.m. Poalim Financial Holdings (1993) Ltd., a wholly owned subsidiary company of the Bank and Poalim Mutual Funds Ltd., a mutual funds management company wholly owned by the Bank (hereinafter –" the Seller") signed an agreement (hereinafter- "the Agreement") with Solomon Mutual Funds Ltd. (hereinafter – "the Purchaser"), A. Solomon Investments Ltd. ("Solomon Investments"), both of which are subsidiary companies of E. Solomon Investments and Consultancy (1992) Ltd. (hereinafter – "the Parent Company") and with Tao Tsuot Ltd. ("hereinafter – "Tao"), according to which the Seller will sell to the Purchaser on the closing date of the transaction, the entire rights and obligations of the Seller with respect to the management of the P.K.N. mutual funds , including the right to receive all of the revenues flowing therefrom, and the goodwill which the Seller acquired in the course of the years in the field of management of the P.K.N. mutual funds, including the rights of use of the commercial name "P.K.N." (hereinafter – "the Assigned Rights and Obligations").

In the framework of the Agreement the Purchaser takes upon itself to continue managing the P.K.N. mutual funds while fulfilling all of the obligations within the framework of (a) the provisions of the existing management agreements; (b)the provisions of all the prospectuses and public reports; and (c) the provisions of any law, all in accordance with the provisions of the Agreement.

Within the framework of the Agreement were regulated, inter alia, matters such as the conduct of the parties during the period commencing from the signing of the Agreement until the closing thereof, distribution commissions, the provision of certain



services by Bank Hapoalim, and the seconding of Bank Hapoalim employees to the Purchaser.

The Agreement further provides that the Parent Company, Solomon Investments and Tao will confer upon the Bank an irrevocable call option, exercisable at any time during a three month period commencing on the date of closing of the transaction, to purchase from each one of them, subject to the provisions of any law, up to 10% (ten percent) of their issued and paid up share capital and/or of any of them as it may be on the exercise date, by way of allotment of new shares by the relevant corporations, or at the option of the relevant corporations, by way of sale of shares by them in the relevant corporations all according to the provisions of the Agreement.

The Agreement states that on the closing date of the transaction, in consideration for purchasing the Assigned Rights and Obligations, the Purchaser shall pay the Seller a total amount of approx. NIS 955 million (hereinafter – "the Purchase Price") subject to making adjustments in the instances specified in the Agreement.

The completion of the transaction is subject to its approval by the Board of Directors of the Bank which is expected to meet until November 1 2005, to obtaining the approval of the Anti – Trust Commissioner for a "company merger", to obtaining the permit of the Authority (if at all required) under the provisions of the Mutual Investments Law,5754-1994, to the promulgation of the Mutual Investments (Distribution Commission) Regulations, 5765-2005, to obtaining a pre – ruling from the Securities Authority and/or the Supervisor of Banks for certain provisions in the Agreement and to obtaining approvals of the trustees of P.K.N. mutual funds for the assignment to the Purchaser of the Assigned Rights and Obligations.

As a result of the completion of the transaction, which is expected to occur at the beginning of 2006, the Bank is expected to record a net profit in an amount in excess of NIS 500 million, for the year 2006.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yacov Rozen	**Yoram Weissbrem**
Member of the Board of Management	Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 23 October 2005
Our reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Bank Hapoalim B.M. – Immediate Report concerning notice of the convening of the ordinary annual general meeting of the shareholders of the Bank for 2005 - *ADDITION***

1. On October 9, 2005 an Ammended Immediate Report was sent to you regarding the convening of an Annual General Meeting of the shareholders of Bank Hapoalim B.M. (the "Bank") for the year 2005 to take place on 10 November, 2005 at 10:30 a.m. (the "Annual General Meeting of the Bank").

2. In the description of the summary of the main features of the resolutions to be brought before the Annual General Meeting of the Bank for approval, and which are specified in the report attached hereto, there are to be added the following details:
   In Clause (4)(a) of the agenda of the meeting with respect to the terms of office of the directors for the year 2005 and for the years in which they continue to serve as directors of the Bank – there are to be added the linkage particulars pertaining to the remuneration of the directors as follows:

   "The annual remuneration and remuneration for attending any meeting of the board of directors or any of its committees shall be linked in full on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on 15. 12 2004, and the new indices shall be those that were published and will be published thereafter on each 15th day of the month (or thereabouts) for the month preceding the month in which the payment was or will be made."

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed)	*(signed)*
Yoram Weissbrem	**Sharona Tamir, Adv.**
Secretary of the Bank	Deputy Secretary of the Bank



Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 23 October 2005
Our reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Bank Hapoalim B.M. – Immediate Report concerning notice of the convening of the ordinary annual general meeting of the shareholders of the Bank for 2005**

1. We are pleased to advise you that the Board of Directors of Bank Hapoalim B.M. (hereinafter: "the Bank") at its meeting of 29 September 2005 which took place at 14:00 p.m., resolved to convene the ordinary annual general meeting of the shareholders of the Bank to take place on 10 November, 2005 at 10:30 a.m. in the conference room of the Bank at "Zion House", on the 9th floor of 45 Rothschild Blvd., Tel Aviv.

2. The agenda of the meeting will include the adoption of resolutions on the following items of business:

   (1) Discussion of the financial statements and Directors' Report of the Bank for the year 2004.

   (2) Election of new directors.

   (3) Re-election of an external director (Ido Dissentshik) for a further period of three years.

   (4) (a) Terms of office of the directors for the year 2005 and for the years in which they continue to officiate as directors of the Bank -
   To approve that the members of the board of directors, with the exception of the Chairman of the Board of Directors, Mr. Shlomo Nehama (whose terms of office will be approved in accordance with the provisions of sub-clause (b) below) and Mr. Dan Dankner, owner of a controlling interest, (whose terms of office will be approved in accordance with the provisions of Item (5) of the agenda for the general meeting and on which matter an immediate report is being filed separately pursuant to the Securities Regulations (Transaction between a Company and a Controlling Party Thereof), receive for the year 2005 and for the following years, so long as they officiate as directors of the Bank, remuneration at the following rates:

      (1) An annual remuneration in the sum of NIS 93,810, payable in four equal installments at the beginning of each quarter for the preceding quarter.

      (2) Remuneration for participating in any meeting of the board of directors or any of its committees at the rate of NIS 2,500 per meeting.

"The annual remuneration and remuneration for attending any meeting of the board of directors or any of its committees shall be linked in full on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on 15/12/2004, and the new indices shall be those that were published and will be published thereafter on each 15th day of the month (or thereabouts) for the month preceding the month in which the payment was or will be made."

(b) The terms of office of the Chairman of the Board of Directors for the year 2005 and for the years in which he continues to serve in his capacity as Chairman of the Board of Directors -
To approve the terms of office of the Chairman of the Board of Directors, Mr. Shlomo Nehama, with effect from 1.1.05 and so long as he serves as Chairman of the Board of Directors, as set forth below:

1. Mr. Nehama shall receive monthly remuneration amounting to NIS 131,000 (hereinafter: "the monthly remuneration"). The monthly remuneration shall be linked in full on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on 15.12.2004 and the new indices shall be those that were published and will be published on each 15th day of the month thereafter (or thereabouts). Linkage to the index as aforesaid is instead of payment of an increased cost of living allowance. In addition to the monthly remuneration, the Chairman of the Board of Directors shall be entitled to receive in full the provisions for social benefits and upon retiring from his office payments on account of retirement as is customary at the Bank (i.e. 250% per annum) and an acclimatization allowance for 6 months, to the effect that the payment due for the acclimatization period will include all components of remuneration approved for the Chairman of the Board of Directors, including coincidental benefits and annual bonuses.

   Notwithstanding the foregoing, and in addition, in the event that Mr. Nehama ceases to serve in his capacity as Chairman of the Board of Directors not of his own initiative, he will be entitled to receive twice the amount due on account of the acclimatization allowance. For the purposes hereof, if the Chairman of the Board of Directors ceases to hold his office in connection with his appointment to a position of state, this shall be deemed a termination of office not of his own initiative.

2. Furthermore, Mr. Nehama shall be entitled to receive all of the coincidental benefits conferred from time to time upon the Chief Executive Officer of the Bank, taking into consideration his status as Chairman of the Board of Directors, including the use of a car, reimbursement of expenses for traveling abroad, extending hospitality, telephone, newspapers and the like.

3. Furthermore, Mr. Nehama shall be entitled to receive an annual bonus on the basis of the "Return of Net Profit on the Equity of the Bank" (as defined below) for the year in respect of which the bonus is payable to

him (hereinafter: the "Annual Bonus") and an additional annual bonus to be determined on the basis of the "Rate of Profit Relative to the Balance Sheet Assets of the Bank" ("R.O.A.") (as defined below) for the year in respect of which this bonus is payable (hereinafter: the "Additional Annual Bonus"), all as set forth below:

A. <u>The Annual Bonus</u>

1. For the purpose of determining the Annual Bonus:

   "Equity" means - the equity of the Bank as it stands at the beginning of the year in respect of which the bonus is payable, in addition to issues of capital with effect from the receipt of the proceeds thereof, less any dividend from the date of payment thereof; the addition to equity (in respect of issues) and/or the subtraction from equity (in respect of dividend) being weighted according to the length of the period in each year from the time of the respective addition or subtraction.

   "Net Profit" means - the net profit recorded in the consolidated statements of profit and loss of the Bank for the year ended December 31 in respect of which the Annual Bonus is payable, as it appears under the item "Net profit".

   "Return of Net Profit on the Equity of the Bank" means - the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Equity multiplied by 100.

2. The Annual Bonus shall be paid to the Chairman of the Board of Directors as follows:

   (a) If the Return of Net Profit on the Equity of the Bank is lower that 12%, then the Chairman of the Board of Directors shall not be entitled to an Annual Bonus in respect of that year.

   (b) If the Return of Net Profit on the Equity of the Bank is 12% or more, the Chairman of the Board of Directors shall be entitled to receive an Annual Bonus in a cumulative amount to be calculated as follows:

      (1) In respect of that part of the Net Profit which represents Return of Net Profit on the Equity of the Bank at the rate of between 7% and 11% (inclusive) - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.53% of that part;

(2) In respect of that part of the Net Profit which represents the Return of Net Profit on the Equity of the Bank at the rate in excess of 11% going up to 15% (inclusive) - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.63% of that part;

(3) In respect of that part of the Net Profit which represents the Return of Net Profit on the Equity of the Bank at the rate in excess of 15% - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.7% of that part.

B. The Additional Annual Bonus

1. For the purpose of determining the Additional Annual Bonus -

"Balance Sheet Assets of the Bank" means - the amount in shekels equal to the total assets of the Bank, as it appears in the column of the assets in the consolidated balance sheets of the Bank as at December 31 for the year which preceded the year in respect of which the Additional Annual Bonus is payable.

"Net Profit" means - as defined in sub-paragraph 3.A.1 above.

"Rate of Profit Relative to the Balance Sheet Assets of the Bank" means - the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Balance Sheet Assets of the Bank multiplied by 100.

2. The Additional Annual Bonus shall be paid to the Chairman of the Board of Directors as follows:

(a) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is lower than 1%, then the Chairman of the Board of Directors shall not be entitled to the Additional Annual Bonus in respect of that year.

(b) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is equal to 1%, or higher, then the Chairman of the Board of Directors shall be entitled to receive a payment the extent of which shall be determined as a percentage of the Net Profit for the year in respect of which the Additional Annual Bonus is payable and as set forth in the following table:

The Rate of Profit Relative to the Balance Sheet Assets of the Bank	The Amount of the Additional Annual Bonus as a Percentage of the Net Profit
1.00%-1.04%	0.045%
1.05%-1.09%	0.090%
1.10%-1.14%	0.135%
1.15%-1.19%	0.180%
1.20%-1.24%	0.225%
1.25% and over	0.270%

(5) **Approval of commitment with the owner of a controlling interest - Mr. Dan Dankner.**
An immediate report on this subject is being submitted separately in accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001.

(6) (a) Appointment of auditors and authorization to determine their remuneration for the year 2005 -
To approve the re-election of the certified public accountants: Ziv Haft, Certified Public Accountants (Isr.) and Somekh Chaikin, Certified Public Accountants (Isr.) as the auditors of the Bank for the year 2005.

To determine that the remuneration of the auditors for auditing shall be set by the Board of Directors, as has been customary at the Bank up till now, and according to the usual scale of charges, taking into consideration that there are two offices of certified public accountants.

(b) Report of the remuneration of the auditors, which was paid for auditing and for additional services for the year 2004.

(7) To ratify the terms of the liability insurance of the directors and office holders of the Bank -
The directors' and office holders' liability insurance shall be for the period commencing on 19/02/2005 and ending on 18/02/2006, with cover amounting to 200 million dollars, and in consideration of payment of premium amounting to 2.698 million dollars.

(8) Amendment of Articles of Association:

(a) Article 19(c) of the Articles of Association of the Bank regarding the quorum for meetings of the board of directors shall be amended so as to read as follows:
"The quorum for commencing a meeting of the Board of Directors shall be a majority of the members of the Board of Directors. Any meeting of the Board of Directors at which a quorum is present shall have all of the authorities and powers conferred upon the Board of Directors at such time."

(b) Article 24 of the Articles of Association of the Bank regarding the indemnification of office holders of the Bank shall be amended in order

that the terms of the new article are in compliance with the amendment to the Companies' Law, 5759-1999 and to the provisions of the Companies' Law at any time.

The text of the new article shall be as follows:

"24. **Exemption, Indemnification, and Insurance**

a. The Company may give an undertaking in advance to indemnify an office holder thereof in so far as such an undertaking is now and/or at any time may be permitted under the Companies' Law, provided that the undertaking to indemnify shall be limited to events which in the opinion of the Board of Directors are foreseeable in the light of the actual activities of the Company, at the time the undertaking to indemnify is given (hereinafter - "the Indemnification Events"). The amount of indemnification which the Company shall make available, by virtue of such undertaking, to any office holder thereof, on a cumulative basis, in respect of one or more Indemnification Events, shall not exceed 25% (twenty-five per cent) of the Company's shareholders' equity according to the latest financial reports of the Company published prior to the actual time of indemnification.

b. The Company may also indemnify an office holder thereof retroactively.

c. Indemnification and an undertaking to indemnify as in sub-articles a. and b. aforesaid, shall follow from some liability or expense imposed upon the office holder or which he has expended following some act which he has committed in his capacity as an office holder of the Company in so far as such indemnification is permitted, at any time, under any provision of the Companies' Law, including (and without derogation from the generality of the foregoing), under the provisions of Section 260(a) of the Companies' Law, including all of its sub-sections, as their terms may be at any time.
The undertaking to indemnify as aforesaid shall apply with respect to any liability or expense, which is indemnifiable by law. Without derogating from the generality of the foregoing, the Company may give indemnification to an office holder with respect to any of the following:

(1) Any financial liability imposed upon him in favour of any other person by any judgment, including any compromise judgment or arbitration award confirmed by a court of law;

(2) Reasonable litigation expenses, including advocates' fees, expended by an office holder following an investigation or procedure conducted against him by any authority competent to conduct an investigation or

procedure, and which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; in this paragraph -

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" - means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph - the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Financial liability as an alternative to a criminal proceeding" - means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

(3) Reasonable litigation expenses, including advocates' fees, expended by the office holder or which he was ordered to pay by a court of law, in a proceeding brought against him by the Company or in its name or by another person, or in a criminal indictment of which he was acquitted, or in a criminal indictment of which he was convicted of an offence which does not require proof of criminal intent."

(9) Adjustment of the undertaking to indemnify office holders of the Bank to the amendment of the Companies' Law, 5759-1999 and to the provision thereof at any time (hereinafter - "the Companies' Law").

(a) Adjustment of the undertaking of the Bank to indemnify office holders who were and/or are directors of the Bank and who are not considered to be controlling parties of the Bank, within the meaning of this term in the Companies' Law, in accordance with the principles of indemnity approved in the Articles of Association of the Bank and with the terms of indemnity set forth in the deed of indemnity which was approved at the Special General Meeting held on 23.12.2002, and their adjustment to the Companies' Law.

(b) Adjustment of the undertaking of the Bank to indemnify office holders who were and/or are directors of the Bank and who are considered to be

controlling parties of the Bank, within the meaning of this term in the Companies' Law, in accordance with the principles of indemnity approved in the Articles of Association of the Bank, and with the terms of indemnity set forth in the deed of indemnity which was approved at the Special General Meeting held on 23.12.2002, and their adjustment to the Companies' Law.

To approve as follows:

(1) To amend the principles of indemnity for office holders of the Bank which were approved at the special general meeting of 21.7.2002, and the terms of indemnity for office holders of the Bank which were approved at the special general meeting of 23.12.2002 and at the annual general meeting of 13.9.2004, in such a way that the terms thereof, be in compliance with the Companies' Law according to the provisions thereof at any time.

(2) In this context and without derogating from the generality of the principles of indemnity and the terms thereof as aforesaid, the deed of indemnity shall be amended so that it also applies to reasonable litigation expenses, including advocates' fees, expended by an office holder following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; for the purpose hereof -

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" - means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph - the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Financial liability as an alternative to a criminal proceeding" - means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

There shall be no change to the rest of the principles of the deed of indemnity and the terms thereof which were approved as aforesaid at the special general meeting of 21.02.2002, at the special general meeting of 23.12.2002 and at the annual general meeting of 13.9.2004.

An immediate report on this subject is being submitted separately in accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001.

3. The Board of Directors has approved the resolutions pertaining to Clause 2 (sub-clauses (1)-(9)), which are on the agenda of the general meeting as set forth above.
   With respect to the resolutions pertaining to Clause 2 (sub-clauses 4(a), 4(b), (5), 6(a), (7), 8(b), and (9)) which are on the agenda of the general meeting as set forth above - resolutions of the Board of Directors were adopted after being approved by the Audit Committee.

4. a. The resolutions pertaining to the items of business set forth in Clause 2 (sub-clauses (1), (2), (4)(a), (4)(b), (6)(a), (7), (8)(a), (8)(b) and (9)(a)) which are on the agenda of the general meeting as set forth above, should be adopted by the general meeting by a simple majority of shareholders present at the casting of votes and who may vote and have voted in person or by proxy.

   b. The resolutions pertaining to the items of business set forth in Clause 2 (sub-clauses (3), (5) and (9)(b)) which are on the agenda of the general meeting as set forth above, should be adopted by the general meeting by a simple majority of shareholders present at the casting of votes and who may vote and have voted in person or by proxy provided that one of the following has been fulfilled:

   (1) The majority of the votes counted at the general meeting include at least one third of the votes of shareholders who have no personal interest in approving the transaction, who are present at the meeting; when counting all of the votes of such shareholders, the votes of those abstaining shall not be taken into account;
   (2) The total number of votes of those opposing the resolutions from among the shareholders referred to in sub-paragraph (1) does not exceed one per cent of all the voting rights in the Company.

5. The record date for determining the eligibility of a shareholder of the Bank to attend and vote at the general meeting as provided in Section 182 of the Companies Law, 5759-1999, is Tuesday, November 1, 2005 (hereinafter: "the record date").

6. Pursuant to the Companies Regulations (Proof of Ownership of a Share for the Purpose of Voting at General Meeting), 5760-2000, (hereinafter: "the Companies Regulations"), a person holding shares registered with a member of the Stock Exchange wishing to attend a meeting, may attend such meeting personally or by proxy, only upon presenting at least 48 hours before the meeting a certificate from the stock exchange member with whom the share is registered on his behalf as to his title to the share, on the Record Date as provided in the Companies Regulations (hereinafter: "Certificate of Title").

7. Shareholders of the Bank may attend and vote at the meeting personally or by proxy. The instrument appointing a proxy to vote ("instrument of appointment") shall, to the extent circumstances permit, be in the form specified in the Bank's Articles of Association. The instrument of appointment as well as the power of attorney (if any) under which it is signed, or a copy thereof certified to the satisfaction of the Board of Directors, shall be deposited at the offices of the Bank or at the place where the meeting will convene, not less than 48 hours before the time appointed for the commencement of the meeting.

8. If within half an hour from the time appointed for the commencement of the annual general meeting a quorum is not present for the holding thereof, the meeting shall stand

adjourned in relation to the matter set forth in Clause 2 above, to Thursday, December 1, 2005 at the same time and place specified above.

If also at the meeting adjourned as aforesaid a quorum is not present within half hour of the time set for the commencement thereof, the shareholders present, whatever their number, shall be a quorum.

9. The full text of the proposed resolutions to be submitted for approval to the general meeting, the full text of the financial statements and the Directors' Report of the Bank for the year 2004 with their annexures, the Articles of Association of the Bank, the form of the deed of indemnity, the documents presented to the Audit Committee and the Board of Directors of the Bank within the framework of the procedures for the consideration and adoption of the resolutions on the items of business set out on the agenda of the general meeting, as well as additional background material, may be inspected at the office of the Secretary of the Bank at 63-65 Yehuda Halevi Street, Tel Aviv, during usual working hours, by prior arrangement by telephone at 03-5673800 commencing on the date of publication of the notice for convening the annual general meeting in the daily newspapers as required by law.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed)	*(signed)*
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Adv.** Deputy Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: October 23, 2005
Our reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Bank Hapoalim B.M. – Immediate Report concerning notice of the convening of the ordinary annual general meeting of the shareholders of the Bank for 2005 - *AMMENDMENT***

1. On October 23, 2005 an Addition to the Ammended Immediate Report of October 9, 2005 was sent to you regarding the convening of an Annual General Meeting of the shareholders of Bank Hapoalim B.M. (the "Bank") for the year 2005 to take place on November 10, 2005 at 10:30 a.m. (the "Annual General Meeting of the Bank").

2. In the description of the summary of the main features of the resolutions to be brought before the Annual General Meeting of the Bank for approval, and which are specified in the report attached hereto, a written error was found as follows:

   In Clause (4) (b) 3. B. 2. , with respect to the Additional Annual Bonus to the Chairman of the Board of Directors, an error occurred in the table and the Additional Annual Bonus should remain unchanged as against the principles of the Additional Annual Bonus established by the Extraordinary General Meeting of the Shareholders of the Bank held on September 27, 1998 and by the Annual General Meeting of the Shareholders of the Bank held on June 30, 2002.
   Accordingly, the correct text of this clause is as follows:

   "2. The Additional Annual Bonus shall be paid to the Chairman of the Board of Directors as follows:

   (a) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is lower than 1%, then the Chairman of the Board of Directors shall not be entitled to the Additional Annual Bonus in respect of that year.

   (b) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is equal to 1%, or higher, then the Chairman of the Board of Directors shall be entitled to receive a payment the extent of which shall be determined as a percentage of the Net Profit for the year in respect of which the Additional Annual Bonus is payable and as set forth in the following table:

The Rate of Profit Relative to the Balance Sheet Assets of the Bank	The Amount of the Additional Annual Bonus as a Percentage of the Net Profit
1.00%-1.04%	0.09%
1.05%-1.09%	0.18%
1.10%-1.14%	0.27%
1.15%-1.19%	0.36%
1.20%-1.24%	0.45%
1.25% and over	0.54%"

3. This Immediate Report is also attached as Schedule "A" to the Immediate Reports sent to you on October 10, 2005 on the following matters:

   a. An Immediate Report in Accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001 following the entering into of a commitment between the controlling party, Mr. Dan Dankner, and wholly owned subsidiary companies of the Bank;

   b. An Immediate Report in accordance with the Securities Regulations (Transaction between a Company and a Controlling Party Thereof), 5761 – 2001, regarding the adjustment of the Bank's undertaking to indemnify office holders who were and/or are directors of the Bank and who are considered to be controlling parties of the Bank within the meaning thereof under the Companies Law, 5759-1999 ("the Companies Law") according to the principles of indemnity approved in the Articles of Association of the Bank and the terms of indemnity set forth in the deed of indemnity approved by the special general meeting held on 23/12/2002, and their adjustment to the Companies Law.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed) *(signed)*

Yoram Weissbrem
Secretary of the Bank

Sharona Tamir, Adv.
Deputy Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 23 October 2005
Our reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Bank Hapoalim B.M. – Immediate Report concerning notice of the convening of the ordinary annual general meeting of the shareholders of the Bank for 2005**

1. We are pleased to advise you that the Board of Directors of Bank Hapoalim B.M. (hereinafter: "the Bank") at its meeting of 29 September 2005 which took place at 14:00 p.m., resolved to convene the ordinary annual general meeting of the shareholders of the Bank to take place on 10 November, 2005 at 10:30 a.m. in the conference room of the Bank at "Zion House", on the 9th floor of 45 Rothschild Blvd., Tel Aviv.

2. The agenda of the meeting will include the adoption of resolutions on the following items of business:

   (1) Discussion of the financial statements and Directors' Report of the Bank for the year 2004.

   (2) Election of new directors.

   (3) Re-election of an external director (Ido Dissentshik) for a further period of three years.

   (4) (a) Terms of office of the directors for the year 2005 and for the years in which they continue to officiate as directors of the Bank -
   To approve that the members of the board of directors, with the exception of the Chairman of the Board of Directors, Mr. Shlomo Nehama (whose terms of office will be approved in accordance with the provisions of sub-clause (b) below) and Mr. Dan Dankner, owner of a controlling interest, (whose terms of office will be approved in accordance with the provisions of Item (5) of the agenda for the general meeting and on which matter an immediate report is being filed separately pursuant to the Securities Regulations (Transaction between a Company and a Controlling Party Thereof), receive for the year 2005 and for the following years, so long as they officiate as directors of the Bank, remuneration at the following rates:

      (1) An annual remuneration in the sum of NIS 93,810, payable in four equal installments at the beginning of each quarter for the preceding quarter.

      (2) Remuneration for participating in any meeting of the board of directors or any of its committees at the rate of NIS 2,500 per meeting.

The annual remuneration and remuneration for attending any meeting of the board of directors or any of its committees shall be linked in full on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on 15/12/2004, and the new indices shall be those that were published and will be published thereafter on each 15th day of the month (or thereabouts) for the month preceding the month in which the payment was or will be made.

(b) The terms of office of the Chairman of the Board of Directors for the year 2005 and for the years in which he continues to serve in his capacity as Chairman of the Board of Directors -
To approve the terms of office of the Chairman of the Board of Directors, Mr. Shlomo Nehama, with effect from 1.1.05 and so long as he serves as Chairman of the Board of Directors, as set forth below:

1. Mr. Nehama shall receive monthly remuneration amounting to NIS 131,000 (hereinafter: "the monthly remuneration"). The monthly remuneration shall be linked in full on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on 15.12.2004 and the new indices shall be those that were published and will be published on each 15th day of the month thereafter (or thereabouts). Linkage to the index as aforesaid is instead of payment of an increased cost of living allowance. In addition to the monthly remuneration, the Chairman of the Board of Directors shall be entitled to receive in full the provisions for social benefits and upon retiring from his office payments on account of retirement as is customary at the Bank (i.e. 250% per annum) and an acclimatization allowance for 6 months, to the effect that the payment due for the acclimatization period will include all components of remuneration approved for the Chairman of the Board of Directors, including coincidental benefits and annual bonuses.

   Notwithstanding the foregoing, and in addition, in the event that Mr. Nehama ceases to serve in his capacity as Chairman of the Board of Directors not of his own initiative, he will be entitled to receive twice the amount due on account of the acclimatization allowance. For the purposes hereof, if the Chairman of the Board of Directors ceases to hold his office in connection with his appointment to a position of state, this shall be deemed a termination of office not of his own initiative.

2. Furthermore, Mr. Nehama shall be entitled to receive all of the coincidental benefits conferred from time to time upon the Chief Executive Officer of the Bank, taking into consideration his status as Chairman of the Board of Directors, including the use of a car, reimbursement of expenses for traveling abroad, extending hospitality, telephone, newspapers and the like.

3. Furthermore, Mr. Nehama shall be entitled to receive an annual bonus on the basis of the "Return of Net Profit on the Equity of the Bank" (as defined below) for the year in respect of which the bonus is payable to

him (hereinafter: the "Annual Bonus") and an additional annual bonus to be determined on the basis of the "Rate of Profit Relative to the Balance Sheet Assets of the Bank" ("R.O.A.") (as defined below) for the year in respect of which this bonus is payable (hereinafter: the "Additional Annual Bonus"), all as set forth below:

A. <u>The Annual Bonus</u>

1. For the purpose of determining the Annual Bonus:

   "Equity" means - the equity of the Bank as it stands at the beginning of the year in respect of which the bonus is payable, in addition to issues of capital with effect from the receipt of the proceeds thereof, less any dividend from the date of payment thereof; the addition to equity (in respect of issues) and/or the subtraction from equity (in respect of dividend) being weighted according to the length of the period in each year from the time of the respective addition or subtraction.

   "Net Profit" means - the net profit recorded in the consolidated statements of profit and loss of the Bank for the year ended December 31 in respect of which the Annual Bonus is payable, as it appears under the item "Net profit".

   "Return of Net Profit on the Equity of the Bank" means - the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Equity multiplied by 100.

2. The Annual Bonus shall be paid to the Chairman of the Board of Directors as follows:

   (a) If the Return of Net Profit on the Equity of the Bank is lower that 12%, then the Chairman of the Board of Directors shall not be entitled to an Annual Bonus in respect of that year.

   (b) If the Return of Net Profit on the Equity of the Bank is 12% or more, the Chairman of the Board of Directors shall be entitled to receive an Annual Bonus in a cumulative amount to be calculated as follows:

      (1) In respect of that part of the Net Profit which represents Return of Net Profit on the Equity of the Bank at the rate of between 7% and 11% (inclusive) - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.53% of that part;

(2) In respect of that part of the Net Profit which represents the Return of Net Profit on the Equity of the Bank at the rate in excess of 11% going up to 15% (inclusive) - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.63% of that part;

(3) In respect of that part of the Net Profit which represents the Return of Net Profit on the Equity of the Bank at the rate in excess of 15% - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.7% of that part.

B. The Additional Annual Bonus

1. For the purpose of determining the Additional Annual Bonus -

"Balance Sheet Assets of the Bank" means - the amount in shekels equal to the total assets of the Bank, as it appears in the column of the assets in the consolidated balance sheets of the Bank as at December 31 for the year which preceded the year in respect of which the Additional Annual Bonus is payable.

"Net Profit" means - as defined in sub-paragraph 3.A.1 above.

"Rate of Profit Relative to the Balance Sheet Assets of the Bank" means - the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Balance Sheet Assets of the Bank multiplied by 100.

2. The Additional Annual Bonus shall be paid to the Chairman of the Board of Directors as follows:

(a) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is lower than 1%, then the Chairman of the Board of Directors shall not be entitled to the Additional Annual Bonus in respect of that year.

(b) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is equal to 1%, or higher, then the Chairman of the Board of Directors shall be entitled to receive a payment the extent of which shall be determined as a percentage of the Net Profit for the year in respect of which the Additional Annual Bonus is payable and as set forth in the following table:

The Rate of Profit Relative to the Balance Sheet Assets of the Bank	The Amount of the Additional Annual Bonus as a Percentage of the Net Profit
1.00%-1.04%	0.09%
1.05%-1.09%	0.18%
1.10%-1.14%	0.27%
1.15%-1.19%	0.36%
1.20%-1.24%	0.45%
1.25% and over	0.54%

(5) **Approval of commitment with the owner of a controlling interest - Mr. Dan Dankner.**
An immediate report on this subject is being submitted separately in accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001.

(6) (a) Appointment of auditors and authorization to determine their remuneration for the year 2005 -
To approve the re-election of the certified public accountants: Ziv Haft, Certified Public Accountants (Isr.) and Somekh Chaikin, Certified Public Accountants (Isr.) as the auditors of the Bank for the year 2005.

To determine that the remuneration of the auditors for auditing shall be set by the Board of Directors, as has been customary at the Bank up till now, and according to the usual scale of charges, taking into consideration that there are two offices of certified public accountants.

(b) Report of the remuneration of the auditors, which was paid for auditing and for additional services for the year 2004.

(7) To ratify the terms of the liability insurance of the directors and office holders of the Bank -
The directors' and office holders' liability insurance shall be for the period commencing on 19/02/2005 and ending on 18/02/2006, with cover amounting to 200 million dollars, and in consideration of payment of premium amounting to 2.698 million dollars.

(8) Amendment of Articles of Association:

(a) Article 19(c) of the Articles of Association of the Bank regarding the quorum for meetings of the board of directors shall be amended so as to read as follows:
"The quorum for commencing a meeting of the Board of Directors shall be a majority of the members of the Board of Directors. Any meeting of the Board of Directors at which a quorum is present shall have all of the authorities and powers conferred upon the Board of Directors at such time."

(b) Article 24 of the Articles of Association of the Bank regarding the indemnification of office holders of the Bank shall be amended in order that the terms of the new article are in compliance with the amendment to the Companies' Law, 5759-1999 and to the provisions of the Companies' Law at any time.

The text of the new article shall be as follows:

"24. **Exemption, Indemnification, and Insurance**

a. The Company may give an undertaking in advance to indemnify an office holder thereof in so far as such an undertaking is now and/or at any time may be permitted under the Companies' Law, provided that the undertaking to indemnify shall be limited to events which in the opinion of the Board of Directors are foreseeable in the light of the actual activities of the Company, at the time the undertaking to indemnify is given (hereinafter - "the Indemnification Events"). The amount of indemnification which the Company shall make available, by virtue of such undertaking, to any office holder thereof, on a cumulative basis, in respect of one or more Indemnification Events, shall not exceed 25% (twenty-five per cent) of the Company's shareholders' equity according to the latest financial reports of the Company published prior to the actual time of indemnification.

b. The Company may also indemnify an office holder thereof retroactively.

c. Indemnification and an undertaking to indemnify as in sub-articles a. and b. aforesaid, shall follow from some liability or expense imposed upon the office holder or which he has expended following some act which he has committed in his capacity as an office holder of the Company in so far as such indemnification is permitted, at any time, under any provision of the Companies' Law, including (and without derogation from the generality of the foregoing), under the provisions of Section 260(a) of the Companies' Law, including all of its sub-sections, as their terms may be at any time.
The undertaking to indemnify as aforesaid shall apply with respect to any liability or expense, which is indemnifiable by law. Without derogating from the generality of the foregoing, the Company may give indemnification to an office holder with respect to any of the following:

(1) Any financial liability imposed upon him in favour of any other person by any judgment, including any compromise judgment or arbitration award confirmed by a court of law;

(2) Reasonable litigation expenses, including advocates' fees, expended by an office holder following an

investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, and which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; in this paragraph -

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" - means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph - the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Financial liability as an alternative to a criminal proceeding" - means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

(3) Reasonable litigation expenses, including advocates' fees, expended by the office holder or which he was ordered to pay by a court of law, in a proceeding brought against him by the Company or in its name or by another person, or in a criminal indictment of which he was acquitted, or in a criminal indictment of which he was convicted of an offence which does not require proof of criminal intent."

(9) Adjustment of the undertaking to indemnify office holders of the Bank to the amendment of the Companies' Law, 5759-1999 and to the provision thereof at any time (hereinafter - "the Companies' Law").

(a) Adjustment of the undertaking of the Bank to indemnify office holders who were and/or are directors of the Bank and who are not considered to be controlling parties of the Bank, within the meaning of this term in the Companies' Law, in accordance with the principles of indemnity approved in the Articles of Association of the Bank and with the terms of indemnity set forth in the deed of indemnity which was approved at the Special General Meeting held on 23.12.2002, and their adjustment to the Companies' Law.

(b) Adjustment of the undertaking of the Bank to indemnify office holders who were and/or are directors of the Bank and who are considered to be controlling parties of the Bank, within the meaning of this term in the Companies' Law, in accordance with the principles of indemnity approved in the Articles of Association of the Bank, and with the terms of indemnity set forth in the deed of indemnity which was approved at the Special General Meeting held on 23.12.2002, and their adjustment to the Companies' Law.

To approve as follows:

(1) To amend the principles of indemnity for office holders of the Bank which were approved at the special general meeting of 21.7.2002, and the terms of indemnity for office holders of the Bank which were approved at the special general meeting of 23.12.2002 and at the annual general meeting of 13.9.2004, in such a way that the terms thereof, be in compliance with the Companies' Law according to the provisions thereof at any time.

(2) In this context and without derogating from the generality of the principles of indemnity and the terms thereof as aforesaid, the deed of indemnity shall be amended so that it also applies to reasonable litigation expenses, including advocates' fees, expended by an office holder following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; for the purpose hereof -

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" - means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph - the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Financial liability as an alternative to a criminal proceeding" - means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

There shall be no change to the rest of the principles of the deed of indemnity and the terms thereof which were approved as aforesaid at the special general

meeting of 21.02.2002, at the special general meeting of 23.12.2002 and at the annual general meeting of 13.9.2004.

An immediate report on this subject is being submitted separately in accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001.

3. The Board of Directors has approved the resolutions pertaining to Clause 2 (sub-clauses (1)-(9)), which are on the agenda of the general meeting as set forth above.
   With respect to the resolutions pertaining to Clause 2 (sub-clauses 4(a), 4(b), (5), 6(a), (7), 8(b), and (9)) which are on the agenda of the general meeting as set forth above - resolutions of the Board of Directors were adopted after being approved by the Audit Committee.

4. a. The resolutions pertaining to the items of business set forth in Clause 2 (sub-clauses (1), (2), (4)(a), (4)(b), (6)(a), (7), (8)(a), (8)(b) and (9)(a)) which are on the agenda of the general meeting as set forth above, should be adopted by the general meeting by a simple majority of shareholders present at the casting of votes and who may vote and have voted in person or by proxy.

   b. The resolutions pertaining to the items of business set forth in Clause 2 (sub-clauses (3), (5) and (9)(b)) which are on the agenda of the general meeting as set forth above, should be adopted by the general meeting by a simple majority of shareholders present at the casting of votes and who may vote and have voted in person or by proxy provided that one of the following has been fulfilled:

      (1) The majority of the votes counted at the general meeting include at least one third of the votes of shareholders who have no personal interest in approving the transaction, who are present at the meeting; when counting all of the votes of such shareholders, the votes of those abstaining shall not be taken into account;
      (2) The total number of votes of those opposing the resolutions from among the shareholders referred to in sub-paragraph (1) does not exceed one per cent of all the voting rights in the Company.

5. The record date for determining the eligibility of a shareholder of the Bank to attend and vote at the general meeting as provided in Section 182 of the Companies Law, 5759-1999, is Tuesday, November 1, 2005 (hereinafter: "the record date").

6. Pursuant to the Companies Regulations (Proof of Ownership of a Share for the Purpose of Voting at General Meeting), 5760-2000, (hereinafter: "the Companies Regulations"), a person holding shares registered with a member of the Stock Exchange wishing to attend a meeting, may attend such meeting personally or by proxy, only upon presenting at least 48 hours before the meeting a certificate from the stock exchange member with whom the share is registered on his behalf as to his title to the share, on the Record Date as provided in the Companies Regulations (hereinafter: "Certificate of Title").

7. Shareholders of the Bank may attend and vote at the meeting personally or by proxy. The instrument appointing a proxy to vote ("instrument of appointment") shall, to the extent circumstances permit, be in the form specified in the Bank's Articles of Association. The instrument of appointment as well as the power of attorney (if any) under which it is signed, or a copy thereof certified to the satisfaction of the Board of Directors, shall be deposited at the offices of the Bank or at the place where the meeting will convene, not less than 48 hours before the time appointed for the commencement of the meeting.

8. If within half an hour from the time appointed for the commencement of the annual general meeting a quorum is not present for the holding thereof, the meeting shall stand adjourned in relation to the matter set forth in Clause 2 above, to Thursday, December 1, 2005 at the same time and place specified above.

   If also at the meeting adjourned as aforesaid a quorum is not present within half hour of the time set for the commencement thereof, the shareholders present, whatever their number, shall be a quorum.

9. The full text of the proposed resolutions to be submitted for approval to the general meeting, the full text of the financial statements and the Directors' Report of the Bank for the year 2004 with their annexures, the Articles of Association of the Bank, the form of the deed of indemnity, the documents presented to the Audit Committee and the Board of Directors of the Bank within the framework of the procedures for the consideration and adoption of the resolutions on the items of business set out on the agenda of the general meeting, as well as additional background material, may be inspected at the office of the Secretary of the Bank at 63-65 Yehuda Halevi Street, Tel Aviv, during usual working hours, by prior arrangement by telephone at 03-5673800 commencing on the date of publication of the notice for convening the annual general meeting in the daily newspapers as required by law.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed)	*(signed)*
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Adv.** Deputy Secretary of the Bank

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 23/10/2005
Reference: 2005-01-076393

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.47	16.47	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,315,831	6.86	6.86	6.80	6.80

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,615,831*
Change in Quantity of Securities: *-300,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576



Date: 31 October, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

Re: **Immediate Report**

In accordance with the provisions of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, and further to the immediate reports which it tendered on October 16,2005, Bank Hapoalim B.M. (hereinafter- "the Bank") hereby advises that today, October 31, 2005, at approximately 12:00 noon, the Board of Directors of the Bank approved the agreement for the sale of the entire rights and obligations regarding the management of P.K.N. mutual funds, the contents of which were set forth in the immediate reports of October 16, 2005.

The completion of the transaction is still subject to obtaining the approval of the Commissioner of Restrictive Trade Practices for a "company merger", to obtaining a permit from the Securities Authority (if required) under the provisions of the Mutual Investments Law, 5754-1994, to the promulgation of the Mutual Investments (Distribution Commission) Regulations, 5765-2005, to obtaining a pre-ruling from the Securities Authority and/or the Supervisor of Banks for certain provisions in the agreement and to obtaining approvals of the trustees of P.K.N. mutual funds for the assignment of the assigned rights and obligations to the purchaser under the agreement

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yacov Rozen	**Yoram Weissbrem**
Member of the Board of Management	Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 01/11/2005
Reference: 2005-01-079336

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Resolution
of the Company under Section 255 of the Companies Law
Regulation 37A of the Securities (Periodic & Immediate Reports) Regulations 5730-1970

On September 29, 2005 the Board of Directors of the Company resolved *to approve* such actions of office holders which are enumerated in Section 254 (a) of the Companies Law, 5759-1999 as follows:

1. Details of the office holders:

No.	Name of Office Holder	Office
1	*Ido Dissentschik*	*Director*
2	*Israel Makov*	*Director*
3	*Avi Harel*	*Member of Board of Management, Senior Deputy Managing Director*
4	*Yosef Yarom*	*Member of Board of Management, Senior Deputy Managing Director*
5	*Yakov Rozen*	*Member of Board of Management, Senior Deputy Managing Director*
6	*Shlomo Braun*	*Member of Board of Management, Senior Deputy Managing Director*
7	*Isaac Behar*	*Member of Board of Management, Senior Deputy Managing Director*

2. Transaction Date and Particulars Thereof:
Approval is given to the contractual relations between the Bank and the companies listed below (companies in which the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties) and which were instituted before such persons became office holders of the Bank. Moreover, approval is given to the contractual relations between the Bank and the companies listed below (companies in which the spouses and/or relatives of the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties), and which were instituted before such persons became office holders of the Bank. Furthermore, it was approved that there is nothing to prevent the aforesaid office holders from carrying out their functions notwithstanding that they and/or their spouses and/or their relatives are considered to be interested parties also in other companies listed below. The continued granting of banking services was also approved for each one of the companies listed below which the Bank usually grants to its customers in the normal course of business, provided that such services are not likely to create credit exposures and/or the granting of benefits and/or concessions not in accordance with the Bank's scale of charges. Credit transactions with these companies, if required, will receive

approval in accordance with the provisions of the Bank's Articles of Association and the Companies Law.

3. The Procedures by which *the Transaction was Approved*:
   Approval of the Board of Directors of the Bank was obtained as required by the Companies Law, 5759-1999.

4. The Reasons *for Approving the Transaction*:
   The transaction and/or transactions, the operation and/or operations and the banking services which were approved are given in the normal course of the business of the Bank and in accordance with the procedures of the Bank and the scale of authorities and the procedures of the Board of Directors, and they do no harm to the good of the Bank, on the contrary.

   There follows a list of the companies in which an office holder of the Bank officiates as a director or as an office holder thereof (and which relates to Clause 2 above):

   (In addition to the list attached to our letters of December 18, 2000 numbered 802/00 and of February 5, 2001 numbered 802/01 and of March 12, 2001 numbered 802/01 and of April 2, 2001 numbered 802/01 and of July 8, 2001 numbered 802/01 and of August 5, 2001 numbered 802/01 and of May 13, 2002 numbered 802/02 and of June 15, 2003 numbered 802/03 and of June 25, 2003 numbered 802/03 and of January 14, 2004 numbered 058227 and of June 8, 2004 numbered 109491 and of April 21, 2005 numbered 018789).

   Ido Dissetschik
   W-GEM

   Israel Makov (brother)
   Granite Carmel
   AIPM Ltd.

   Avi Harel
   Bank Hapoalim (Luxembourg)

   Yosef Yarom
   P.K.N.

   Yacov Rozen
   Poalim Mortgage Insurance Agency 2005 Ltd.

   Shlomo Braun
   The Israel Management Center

   Isaac Behar
   Binad Investment Co. Ltd.
   Tuval Investment Co. Ltd.
   Shiryon Investment Co. Ltd.
   Peled Investment Co. Ltd.
   Pakaot Poalim Ltd.
   Maritime Financial Co. Ltd.

Maritime Investments Ltd.
Maritime Securities Ltd.
Maritime Poalim Management Ltd.
Maritime & Real Estate Ltd.
Kedimah Poalim Financial Co. Ltd.
Nominee Co. of Maritime Bank Ltd.

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 06/11/2005
Reference: 2005-01-081745

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.47	16.47	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	85,495,131	6.80	6.80	6.74	6.74

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,315,831*
Change in Quantity of Securities: *-820,700*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 04/09/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Telephone: 03-5673800, Fax: 03-5674576


bank hapoalim

Date: 10.11.05
Ref: 802/05

To : The London Stock Exchange

Dear Sir/Madam,

Re: Immediate Report Concerning the Results of the Ordinary Annual General Meeting of the Shareholders of the Bank for the Year 2005, as Required Under the Securities (Periodic and Immediate Reports) Regulations 5730-1970 ("the Regulations")

We are pleased to advise you that on Thursday, November 10, 2005 at 10:30 a.m. an ordinary annual general meeting of the shareholders of Bank Hapoalim B.M. was held (hereinafter: "the Annual General Meeting"). We are pleased to specify below the resolutions of the Annual General Meeting which require reporting under the Regulations, as follows:

As regards the first item of business: The financial statements for the year 2004

Resolved: To adopt the financial statements and the Directors' Report of the Bank for the year 2004.

As regards the second item of business: Re-election of an external director

Resolved: To approve the re-election of an external director (I. Dissentshik) for a further period of three years, with effect from December 23, 2005, following receipt of advance approval from the Bank of Israel, as required under the Proper Banking Management Directives.
Details of the results of the voting for the approval of the external director's re-election as required by Section 239 of the provisions of the Companies Law 5759-1999 are detailed in Schedule A.

As regards the third item of business:

A. Remuneration of the directors

Resolved: To approve that the members of the board of directors, with the exception of the Chairman of the Board of Directors, Mr. Shlomo Nehama (whose terms of office will be approved in accordance with the provisions of sub-clause B. below) and Mr. Dan Dankner, a controlling party, (whose terms of office will be approved in accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations 5761-2001), receive for the year 2005 and for the following years, so long as they officiate as directors of the Bank, remuneration at the following rates:

(1) An annual remuneration in the sum of NIS 93,810, payable in four equal installments at the beginning of each quarter for the preceding quarter.

(2) Remuneration for participating in any meeting of the board of directors or any of its committees at the rate of NIS 2,500 per meeting.

The annual remuneration and remuneration for attending any meeting of the board of directors or any of its committees shall be linked in full on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on December 15, 2004, and the new indices shall be those that were published and will be published thereafter on each 15th day of the month (or thereabouts) for the month preceding the month in which the payment was or will be made.

B. Terms of office of the Chairman of the Board of Directors

Resolved: To approve the terms of office of the Chairman of the Board of Directors, Mr. Shlomo Nehama, with effect from January 1, 2005 and so long as he serves as Chairman of the Board of Directors, as set forth below:

1. Mr. Shlomo Nehama shall receive monthly remuneration amounting to NIS 131,000 (hereinafter: "the monthly remuneration"). The monthly remuneration shall be linked in full on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on December 15, 2004 and the new indices shall be those that were published and will be published on each 15th day of the month thereafter (or thereabouts). Linkage to the index as aforesaid is instead of payment of an increased cost of living allowance. In addition to the monthly remuneration, the Chairman of the Board of Directors shall be entitled to receive in full the provisions for social benefits and upon retiring from his office payments on account of retirement as is customary at the Bank (i.e. 250% per annum) and an acclimatization allowance for 6 months, to the effect that the payment due for the acclimatization period will include all components of remuneration approved for the Chairman of the Board of Directors, including coincidental benefits and annual bonuses.

   Notwithstanding the foregoing, and in addition, in the event that Mr. Shlomo Nehama ceases to serve in his capacity as Chairman of the Board of Directors not of his own initiative, he will be entitled to receive twice the amount due on account of the acclimatization allowance.

2. Furthermore, Mr. Shlomo Nehama shall be entitled to receive all of the coincidental benefits conferred from time to time upon the Chief Executive Officer of the Bank, taking into consideration his status as Chairman of the Board of Directors, including the use of a car, reimbursement of expenses for traveling abroad, extending hospitality, telephone, newspapers and the like.

3. Furthermore, Mr. Shlomo Nehama shall be entitled to receive an annual bonus on the basis of the "Return of Net Profit on the Equity of the Bank" (as defined below) for the year in respect of which the bonus is payable to him (hereinafter: the "Annual Bonus") and an additional annual bonus to be determined on the basis of the "Rate of Profit Relative to the Balance Sheet Assets of the Bank" ("R.O.A.") (as defined below) for the year in respect of which this bonus is payable (hereinafter: the "Additional Annual Bonus"), all as set forth below:

A. The Annual Bonus

1. For the purpose of determining the Annual Bonus:

   "Equity" means - the equity of the Bank as it stands at the beginning of the year in respect of which the bonus is payable, in addition to issues of capital with effect from the receipt of the proceeds thereof, less any dividend from the date of payment thereof; the addition to equity (in respect of issues) and/or the subtraction from equity (in respect of dividend) being weighted according to the length of the period in each year from the time of the respective addition or subtraction.

   "Net Profit" means - the net profit recorded in the consolidated statements of profit and loss of the Bank for the year ended December 31 in respect of which the Annual Bonus is payable, as it appears under the item "Net profit".

   "Return of Net Profit on the Equity of the Bank" means - the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Equity multiplied by 100.

2. The Annual Bonus shall be paid to the Chairman of the Board of Directors as follows:

   (a) If the Return of Net Profit on the Equity of the Bank is lower that 12%, then the Chairman of the Board of Directors shall not be entitled to an Annual Bonus in respect of that year.

   (b) If the Return of Net Profit on the Equity of the Bank is 12% or more, the Chairman of the Board of Directors shall be entitled to receive an Annual Bonus in a cumulative amount to be calculated as follows:

      (1) In respect of that part of the Net Profit which represents Return of Net Profit on the Equity of the Bank at the rate of between 7% and 11% (inclusive) - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.53% of that part;
      (2) In respect of that part of the Net Profit which represents the Return of Net Profit on the Equity of the Bank at the rate in excess of 11% going up to 15% (inclusive) - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.63% of that part;
      (3) In respect of that part of the Net Profit which represents the Return of Net Profit on the Equity of the Bank at the rate in excess of 15% - the Chairman of the Board of Directors shall be entitled to receive an amount equal to 0.7% of that part.

B. The Additional Annual Bonus

1. For the purpose of determining the Additional Annual Bonus – "Balance Sheet Assets of the Bank" means - the amount in shekels equal to the total assets of the Bank, as it appears in the column of the assets in the consolidated balance sheets of the Bank as at December 31 for the year which preceded the year in respect of which the Additional Annual Bonus is payable.

   "Net Profit" means - as defined in sub-paragraph 3.A.1 above.
   "Rate of Profit Relative to the Balance Sheet Assets of the Bank" means - the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Balance Sheet Assets of the Bank multiplied by 100.

2. The Additional Annual Bonus shall be paid to the Chairman of the Board of Directors as follows:

   (a) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is lower than 1%, then the Chairman of the Board of Directors shall not be entitled to the Additional Annual Bonus in respect of that year.

   (b) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is equal to 1%, or higher, then the Chairman of the Board of Directors shall be entitled to receive a payment the extent of which shall be determined as a percentage of the Net Profit for the year in respect of which the Additional Annual Bonus is payable and as set forth in the following table:

The Rate of Profit Relative to the Balance Sheet Assets of the Bank	**The Amount of the Additional Annual Bonus as a Percentage of the Net Profit**
1.00%-1.04%	0.09%
1.05%-1.09%	0.18%
1.10%-1.14%	0.27%
1.15%-1.19%	0.36%
1.20%-1.24%	0.45%
1.25% and over	0.54%

<u>As regards the fourth item of business: Approval of commitment with a controlling party – Mr. Dan Dankner</u>

Resolved: To approve the terms of the commitment between Mr. Dan Dankner, who is a director and a controlling party of the Bank, and each one of the companies Isracard Ltd. ("Isracard") and the following companies in the Poalim Capital Markets Group: Poalim Capital Markets- Investment House Ltd. (formerly Poalim Capital Markets- Investment Bank Ltd.); Poalim Capital Markets and Investment Holdings Ltd., Poalim Capital Markets Ltd.; Poalim Ventures- Fund Management Ltd. (all of which together shall be called in short "**PCM**"), all of which are wholly owned subsidiary

companies of the Bank, and in all of which Mr. Dan Dankner acts as active chairman of the board of directors on terms of remuneration and payment as detailed below. The terms of the commitment shall take effect commencing January 1, 2005 and for as long as Mr. Dan Dankner holds office as active chairman of Isracard and PCM.

Before bringing the commitments before the Annual General Meeting for approval, each one of the commitments was approved by the Audit Committee, the Board of Directors and the General Meeting of each one of the aforesaid companies, and thereafter also by the Audit Committee and the Board of Directors of the Bank.

These are the terms of the commitment between Mr. Dan Dankner and Isracard and PCM:

A. 1. Mr. Dan Dankner will receive from Isracard monthly remuneration amounting to NIS 80,000 (hereinafter: "**the Monthly Remuneration from Isracard**"). The Monthly Remuneration from Isracard shall be linked in full and on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on July 15, 2004 and the new indices shall be those that were published and will be published on each 15th day of the month thereafter (or thereabouts). Linkage to the index as aforesaid is instead of payment of a cost of living allowance. In addition to the Monthly Remuneration from Isracard, Mr. Dan Dankner shall be entitled to receive in full the provisions for social benefits and upon retiring from his office payment on account of retirement and an acclimatization allowance, in each case at rates customary from time to time with respect to the Chairman of the Board of Directors of the Bank (i.e. severance pay at 250% per year and an acclimatization allowance for 6 months); to the effect that the payment due for the acclimatization period will include all components of remuneration approved for Mr. Dan Dankner, including coincidental benefits and annual bonuses.

Notwithstanding the foregoing and in addition, in the event that Mr. Dan Dankner ceases to serve in his capacity as Chairman of the Board of Directors of Isracard not of his own initiative, he will then be entitled to receive twice the amount due to him on account of the acclimatization allowance.

2. Mr. Dan Dankner will receive from PCM monthly remuneration amounting to NIS 34,000 (hereinafter: "**the Monthly Remuneration from PCM**"). The Monthly Remuneration from PCM shall be linked in full and on a regular basis to the increase in the consumer price index, in such a way that the basic index for the purpose of calculating the linkage shall be that which was published on July 15, 2004 and the new indices shall be those that were published and will be published on each 15th day of the month thereafter (or thereabouts). Linkage to the index as aforesaid is instead of payment of a cost of living allowance. In addition to the Monthly Remuneration from PCM, Mr. Dan Dankner shall be entitled to receive in full the provisions for social benefits and upon retiring from his office payments on account of retirement and an acclimatization allowance, in each case at rates customary from time to time with respect to the Chairman of the Board of Directors of the Bank (i.e. severance pay at 250% per year and an acclimatization allowance for 6 months); to the effect that the payment due for the acclimatization

period will include all components of remuneration approved for Mr. Dan Dankner, including coincidental benefits and annual bonuses.

Notwithstanding the foregoing and in addition, in the event that Mr. Dan Dankner ceases to serve in his capacity as Chairman of the Board of Directors of PCM not of his own initiative, he will then be entitled to receive twice the amount due to him on account of the acclimatization allowance.

B. Furthermore, Mr. Dan Dankner shall be entitled to receive all of the coincidental benefits conferred from time to time upon chairman of boards of directors within the Bank's group, including the use of a car, reimbursement of expenses for traveling abroad, extending hospitality, telephone, newspapers and the like. The cost of such coincidental benefits shall be borne by Isracard to the extent of 70% thereof and by PCM to the extent of 30%.

C. Moreover,Mr. Dan Dankner shall be entitled to receive an annual bonus on the basis of the "**Return of Net Profit on the Equity of the Bank**" (as defined below) for the year in respect of which the bonus is payable to him (hereinafter: "**the Annual Bonus**") and an additional annual bonus to be determined on the basis of the "**Rate of Profit Relative to the Balance Sheet Assets of the Bank**" ("**R.O.A.**") (as defined below) for the year in respect of which this bonus is payable (hereinafter: "**the Additional Annual Bonus**"), all as set forth below:

1. **<u>The Annual Bonus</u>**

A. For the purpose of determining the Annual Bonus:
"**Equity**" means – the equity of the Bank as it stands at the beginning of the year in respect of which the bonus is payable, in addition to issues of capital with effect from the receipt of the proceeds thereof, less any dividend from the date of payment thereof; the addition to equity (in respect of issues) and/or the subtraction from equity (in respect of dividend) being weighted according to the length of the period in each year from the time of the respective addition or subtraction.

"**Net Profit**" means - the net profit recorded in the consolidated statements of profit and loss of the Bank for the year ended December 31, in respect of which the Annual Bonus is payable, as it appears under the item "**Net Profit**".

"**Return of Net Profit on the Equity of the Bank**" means – the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Equity multiplied by 100.

B. The Annual Bonus shall be paid to Mr. Dan Dankner as follows:

(1) If the Return of Net Profit on the Equity of the Bank is lower than 12%, then Mr. Dan Dankner shall not be entitled to an Annual Bonus in respect of that year.

(2) If the Return of Net Profit on the Equityof the Bank is 12% or more, Mr. Dan Dankner shall be entitled to receive an Annual Bonus in a cumulative amount to be calculated as follows:

(a) In respect of that part of the Net Profit which represents Return of Net Profit on the Equity of the Bank at the rate of between 7% and 11% (inclusive) – Mr. Dan Dankner shall be entitled to receive an amount equal to 0.37% of that part;

(b) In respect of that part of the Net Profit which represents the Return of Net Profit on the Equity of the Bank at the rate in excess of 11% going up to 15% (inclusive) – Mr. Dan Dankner shall be entitled to receive an amount equal to 0.44% of that part;

(c) In respect of that part of the Net Profit which represents the Return of Net Profit on the Equity of the Bank at the rate in excess of 15% - Mr. Dan Dankner shall be entitled to receive an amount equal to 0.49% of that part.

2. The Additional Annual Bonus

A. For the purpose of determining the Additional Annual Bonus:
"Balance Sheet Assets of the Bank" mean – the amount in Shekels equal to the total assets of the Bank, as it appears in the column of the assets in the consolidated balance sheets of the Bank as at December 31 for the year which preceded the year in respect of which the Additional Annual Bonus is payable.

"Net Profit" means – as defined in sub-paragraph 5. C.1. A above.

"Rate of Profit Relative to the Balance Sheet Assets of the Bank" means – the rate expressed as a percentage which is equal to the amount of the Net Profit divided by the Balance Sheet Assets of the Bank multiplied by 100.

B. The Additional Annual Bonus shall be paid to Mr. Dan Dankner as follows:

(1) If the Rate of Profit relative to the Balance Sheet Assets of the Bank is lower than 1%, then Mr. Dan Dankner shall not be entitled to the Additional Annual Bonus in respect of that year.

(2) If the Rate of Profit Relative to the Balance Sheet Assets of the Bank is equal to 1% or higher, then Mr. Dan Dankner shall be entitled to receive a payment the extent of which shall be determined as a percentage of the Net Profit for the year in respect of which the Additional Annual Bonus is payable and as set forth in the following table:

The Rate of Profit Relative to the Balance Sheet Assets of the Bank	The Amount of the Additional Annual Bonus as a Percentage of the Net Profit
1.00% - 1.04%	0.045%
1.05% - 1.09%	0.090%
1.10% - 1.14%	0.135%
1.15% - 1.19%	0.180%
1.20% - 1.24%	0.225%
1.25% and over	0.270%

The cost of the bonuses will be borne by Isracard to the extent of 70% thereof and by PCM to the extent of 30%.

An immediate report detailing the results of the voting at the Meeting for the approval of the transaction with a controlling party, as required under Regulation 13 of the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations 5761-2001, which were adopted by a special majority as required under Section 275 of the Companies Law, 5759- 1999, was given to the Securities Authority and to the Stock Exchange separately, by means of the electronic reporting system on November 10, 2005, after the adoption of the resolutions by the Annual General Meeting.

<u>As regards the fifth item of business: Re-election of the external auditors</u>

Resolved: A. 1. On the recommendation of the Audit Committee and the Board of Directors, to re-elect the certified public accountants: Ziv Haft, Certified Public Accountants (Isr.) and Somekh Chaikin, Certified Public Accountants (Isr.) as the external auditors of the Bank for the year 2005.

2. To determine that the remuneration of the external auditors for auditing shall be set by the Board of Directors, as has been customary at the Bank up till now, and according to the usual scale of charges, taking into consideration that there are two offices of certified public accountants.

B. The Annual General Meeting received and noted that the reporting of the remuneration of the external auditors, paid for carrying out auditing activity and for additional services to the Bank for the year 2004, is detailed on page 154 of the Board of Directors' Report published as part of the consolidated financial statements of Bank Hapoalim B.M. and its subsidiaries for the year ending December 31, 2004.

<u>As regards the sixth item of business: Liability insurance of directors and office holders</u>

Resolved: A. To ratify the terms of the liability insurance of directors and office holders which was renewed in 2005 on two occasions as follows:

Date of Commencement of the Insurance	February 19, 2005	June 1, 2005
Amount of Coverage (in millions of dollars)	175	25 (in addition to the 175 under the policy commencing February 19, 2005)
Premium (in thousands of dollars)	2,616	82
Insurance in force until	February 18, 2006	May 31, 2006
Deductible per director and office holder	0	0
Deductible for the company (in thousands of dollars), excluding the USA and Canada	200	0
Deductible for the company in the USA and Canada (in thousands of dollars)	375	0

B. To approve the renewal of the directors' and office holders' liability insurance policy, on the expiry dates specified above, with insurance coverage of no less than the existing one in accordance with the foregoing.

As regards the seventh item of business: Amendment of Articles of Association

Resolved: A. To amend Article 19(c) of the Articles of Association so that the text thereof accords with the directives of the Bank of Israel, as follows:

"The quorum for commencing a meeting of the Board of Directors shall be a majority of the members of the Board of Directors. Any meeting of the Board of Directors at which a quorum is present shall have all of the authorities and powers conferred upon the Board of Directors at such time."

B. To amend Article 24 of the Articles of Association of the Bank regarding the indemnification of office holders of the Bank in order to make it possible to give an undertaking in advance or after the event for the indemnification of office holders of the Bank, so that the text of the Article accords with the Companies Law, 5759-1999 as the provisions thereof may be at any time (hereinafter –"the Companies Law").

The text of the new article shall be as follows:

"24. **Exemption, Indemnification, and Insurance**

a. The Company may give an undertaking in advance to indemnify an office holder thereof in so far as such an undertaking is now and/or at any time may be permitted under the Companies Law, provided that the undertaking to indemnify shall be limited to events which in the opinion of the Board of Directors are foreseeable in the light of the actual activities of the Company, at the time the undertaking to indemnify is given (hereinafter - "the Indemnification Events"). The amount of indemnification which the Company shall make available, by virtue of such undertaking, to any office holder thereof, on a cumulative basis, in respect of one or more Indemnification Events, shall not exceed 25% (twenty-five per cent) of the Company's shareholders' equity according to the latest financial reports of the Company published prior to the actual time of indemnification.

b. The Company may also indemnify an office holder thereof retroactively.

c. Indemnification and an undertaking to indemnify as in sub-articles a. and b. aforesaid, shall follow from some liability or expense imposed upon the office holder or which he has expended following some act which he has committed in his capacity as an office holder of the Company in so far as such indemnification is permitted, at any time, under any provision of the Companies Law, including (and without derogation from the generality of the foregoing), under the provisions of Section 260(a) of the Companies Law, including all of its sub-sections, as their terms may be at any time.

The undertaking to indemnify as aforesaid shall apply with respect to any liability or expense, which is indemnifiable by law. Without derogating from the generality of the foregoing, the Company may give indemnification to an office holder with respect to any of the following:

(1) Any financial liability imposed upon him in favour of any other person by any judgment, including any compromise judgment or arbitration award confirmed by a court of law;

(2) Reasonable litigation expenses, including advocates' fees, expended by an office holder following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, and which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; in this paragraph -

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" - means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph – the Criminal Procedure Law), or a stay of proceedings by the Attorney General for the Government under Section 231 of the Criminal Procedure Law;

"Financial liability as an alternative to a criminal proceeding" – means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

(3) Reasonable litigation expenses, including advocates' fees, expended by the office holder or which he was ordered to pay by a court of law, in a proceeding brought against him by the Company or in its name or by another person, or in a criminal indictment of which he was acquitted, or in a criminal indictment of which he was convicted of an offence which does not require proof of criminal intent."

As regards the eighth item of business: Adjustment of the undertaking to indemnify office holders of the Bank to the amendment of the Companies Law, 5759-1999 and to the provisions thereof at any time (hereinafter - "the Companies Law").

Resolved: A. To approve the adjustment of the undertaking of the Bank to indemnify office holders who were and/or are directors of the Bank and who are not considered to be controlling parties of the Bank, within the meaning of this term in the Companies Law, in accordance with the principles of indemnity approved in the Articles of Association of the Bank and with the terms of indemnity set forth in the deed of indemnity which were approved at the Special General Meeting held on December 23, 2002, and their adjustment to the Companies Law.

B. To approve the adjustment of the undertaking of the Bank to indemnify office holders who were and/or are directors of the Bank and who are considered to be controlling parties of the Bank, within the meaning of this term in the Companies Law, in accordance with the principles of indemnity approved in the Articles of Association of the Bank, and with the terms of indemnity set forth in the deed of indemnity which was approved at the Special General Meeting held on December 23, 2002, and their adjustment to the Companies Law.

The main features of the adjustment of the Bank's undertaking for the indemnification of office holders of the Bank are set forth below:

(1) To amend the principles of indemnity for office holders of the Bank which were approved at the special general meeting of July 21,2002, and the terms of indemnity for office holders of the Bank which were approved at the special general meeting of December 23, 2002 and at the annual general meeting of September 13, 2004, in such a way that the terms thereof, be in compliance with the Companies Law according to the provisions thereof at any time.

(2) In this context and without derogating from the generality of the principles of indemnity and the terms thereof as aforesaid, the deed of indemnity shall be amended so that it also applies to reasonable litigation expenses, including advocates' fees, expended by an office holder following an investigation or procedure conducted against him by any authority competent to conduct an investigation or procedure, which was concluded without any charges being laid against him and without any financial liability being imposed upon him as an alternative to a criminal proceeding, or which was concluded without any charges being laid against him but with the imposition of financial liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; for the purpose hereof -

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun" - means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph - the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Financial liability as an alternative to a criminal proceeding" - means a financial liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985,

a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

There shall be no change to the rest of the principles of the deed of indemnity and the terms thereof which were approved as aforesaid at the special general meeting of July 21, 2002, at the special general meeting of December 23, 2002 and at the annual general meeting of September 13, 2004.

An immediate report detailing the results of the voting at the Meeting as regards item 8. B. above, as required under Regulation 13 of the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations 5761-2001, which were adopted by a special majority as required under Section 275 of the Companies Law 5759-1999, was given to the Securities Authority and to the Stock Exchange separately, by means of the electronic reporting system on November 10, 2005, after the adoption of the resolutions by the Annual General Meeting.

The above resolutions, with the exception of the resolutions detailed under the second, fourth and eighth items of business above, were adopted by the Annual General Meeting by a simple majority of votes of the shareholders attending the Meeting and who were eligible to vote and voted personally or by proxy.

Yours faithfully,

Bank Hapoalim B.M.

Head Office

(signed)	*(signed)*
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Adv.** Deputy Secretary of the Bank

<u>Schedule A</u>

Second Item of Business: Details of the results of the voting at the General Meeting approving the re-election of the external director, Mr. Ido Dissentshik, in accordance with Section 239 of the Companies Law 5759-1999. The resolution was adopted at the General Meeting by a simple majority of the votes of the shareholders present when the votes were cast and eligible to vote and who voted personally or by proxy, and provided that the majority of votes counted at the General Meeting included at least one third of the votes of shareholders who are not the controlling parties of the company or whoever participated in the voting on their behalf; when counting all of the votes of such shareholders, the votes of those abstaining were not taken into account.

The results of the voting are as follows:

1. Total number of shares participating in the voting: 684,213,722 shares.
2. Number of shares voting in favour of the motion: 670,190,288 shares - 97.95%.
3. Number of shares voting against the motion: 14,023,434 shares - 2.05%.
4. Of the shareholders who participated in the voting, 366,308,681 shareholders declared that they are controlling parties of the company.
5. Of the shareholders who participated in the voting, 317,905,681 shareholders declared that they are <u>not</u> controlling parties of the company, of whom:

   303,881,607 shareholders voted in favour - 95.59%;

   14,023,434 shareholders voted against - 4.41%.

In view of the results detailed above, the motion was adopted.

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Telephone: 03-5673800, Fax: 03-5674576


bank hapoalim

Date: 10.11.05
Ref: 802/05

To : The London Stock Exchange

Dear Sir/Madam,

Re: **Immediate Report in accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001, and in accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) (Amendment) Regulations, 5763-2003**

An immediate report is hereby made pursuant to Regulation 13 of the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001 and the Securities (Transaction between a Company and a Controlling Party Thereof) (Amendment) Regulations, 5763-2003 ("the Regulations").

A. Commitment with a Controlling Party- Mr. Dan Dankner

The immediate report is made as required by the Regulations and details the results of the voting obtained at the ordinary annual general meeting which convened on Thursday, November 10, 2005, at 10:30 a.m., for the approval of the commitment between the controlling party, Mr. Dan Dankner, and each one of the following companies: Isracard Ltd. ("Isracard"), a wholly-owned subsidiary company of the Bank and companies in the Poalim Capital Markets Group: Poalim Capital Markets- Investment House Ltd. (formerly Poalim Capital Markets- Investment Bank Ltd.); Poalim Capital Markets and Investment Holdings Ltd., Poalim Capital Markets Ltd. and Poalim Ventures- Fund Management Ltd. (all of which together shall be called in short "**PCM**"), all of which are wholly owned subsidiary companies of the Bank, according to which Mr. Dan Dankner will act for remuneration as active chairman of the boards of directors of the aforesaid companies.
A description of the main features of the transaction and its terms are set forth in an amending immediate report which was given to the Securities Authority and to the Stock Exchange by means of the electronic reporting system on October 20, 2005 under Reference No. 01-2005-076240.

The resolution concerning the commitment between the controlling party of the Bank and Isracard and PCM is set out in full in the immediate report given to the Securities Authority and to the Stock Exchange on November 10, 2005 under Reference No. 2005-01-084904.

1. Total number of shares participating in the voting amounts to 719,146,876 shares.

2. Number of shares voting in favour of the motion to approve the transaction amounts to 587,770,102 shares - 81.73%.

3. Number of shares voting against the motion to approve the transaction amounts to 131,376,774 shares - 18.27%.

4. Of the shareholders who participated in the voting to approve the transaction 277,933,300 shareholders declared that they have a personal interest in the transaction and voted in favour of the motion.

5. Of the shareholders who participated in the voting to approve the transaction 441,213,576 shareholders declared that they have no personal interest in the transaction, of which :
309,836,802 shareholders voted in favour of approving the transaction - 70.22%.
131,376,774 shareholders voted against approving the transaction - 29.78%.

6. In view of the results detailed above, the transaction with the controlling party in the Bank, Mr. Dan Dankner was approved.


bank hapoalim

B. The Bank's undertaking to indemnify office holders who were and/or who <u>are directors and who are deemed to be controlling parties in the Bank</u>

The immediate report is made as required by the Regulations and details the results of the voting obtained at the ordinary annual general meeting which convened on Thursday, November 10, 2005 at 10:30 a.m., for approving the adjustment of the Bank's undertaking to indemnify office holders who were and/or are directors of the Bank and who are deemed to be controlling parties of the Bank within the meaning of this term in the Companies Law 5759-1999 ("the Companies Law") in accordance with the principles of indemnity approved in the Articles of Association of the Bank and with the terms of indemnity set forth in the deed of indemnity which were approved at the Special General Meeting held on December 23, 2002, and their adjustment to the Companies Law.

A description of the main features of the transaction and its terms are set forth in an amending immediate report given to the Securities Authority and to the Stock Exchange by means of the electronic reporting system on October 20, 2005 under Reference No. 01-2005-076243.

The resolution concerning the adjustment of the Bank's undertaking to indemnify office holders who were and/or are directors of the Bank and who are deemed to be controlling parties of the Bank is set out in full in the immediate report given to the Securities Authority and to the Stock Exchange on November 10, 2005, under Reference No. 2005-01-084904.

1. Total number of shares participating in the voting amounts to 823,978,233 shares.

2. Number of shares voting in favour of the motion to approve the transaction amounts to 722,155,378 shares - 87.64%.

3. Number of shares voting against the motion to approve the transaction amounts to 101,822,855 shares - 12.36%.

4. Of the shareholders who participated in the voting to approve the transaction 366,308,681 shareholders declared that they have a personal interest in the transaction and voted in favour of the motion.

5. Of the shareholders who participated in the voting to approve the transaction 457,669,552 shareholders declared that they have no personal interest in the transaction, of which :
   355,846,697 shareholders voted in favour of approving the transaction - 77.75%.
   101,822,855 shareholders voted against approving the transaction - 22.25%.

6. In view of the results detailed above, the adjustment of the Bank's undertaking to indemnify office holders who were and/or are directors of the Bank and who are deemed to be controlling parties of the Bank within the meaning of this term in the Companies Law 5759-1999 ("the Companies Law") was approved in accordance with the principles of indemnity approved in the Articles of Association of the Bank and with the terms of indemnity set forth in the deed of indemnity which were approved at the Special General Meeting held on December 23, 2002, as was their adjustment to the Companies Law.

Yours faithfully,

Bank Hapoalim B.M.

Head Office

(signed)	*(signed)*
Yoram Weissbrem	**Sharona Tamir, Adv.**
Secretary of the Bank	Deputy Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Date: November 10, 2005
Our reference: 802/05

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report on appointment of an outside director**

1. Last and First Name: **Dissentshik, Ido Joseph**
   Type of identification: **I.D. #**
   Citizenship/Country of incorporation or registration: **Private person with Israeli citizenship**

2. Date of birth: **07 December 1940**

3. Address for service of process: **10 Tolkovski Street, Tel Aviv 69358, Israel**

4. The office to which appointed: **Outside Director**

5. Previous office held in the company prior to the appointment: **Outside Director**

6. Date for commencing office: **23 December 2005**.

7. Education:
   MSC - NY Colombia University, Journalism and Communication
   B.A. - The Hebrew University, Jerusalem, Economics and Statistics.
   Studies for diploma in Business Administration - School for Business Administration of the Tel Aviv University

8. Main occupations during last five years: **Various directorships and Journalist**.

9. Corporations of which presently a director:
   Caesarea Development Corporation; Globcall Communication Ltd.

10. The director **is not** an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.

11. The director **is not** a member of the family of another interested party in the corporation.

12. The director **does not hold** shares and convertible securities of the corporation, in a subsidiary or related company thereof.

13. The director is a member of the committee or committees of the Board of Directors:
    Chairman of the Transactions with Interested and Related Parties Committee
    Member of the committees: Credit Committee, Business and Budget Committee, Audit Committee, Salaries and Human Resources Committee, Balance Sheet Committee, Prospectus Committee and the Investment Approval Committee.

14. The director has accounting and financial proficiency (within the meaning of the directive of the Israel Securities Authority under Section 36A of the Securities Law, 5728-1968.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem	Advocate Sharona Tamir
Secretary of the Bank	Deputy Secretary of the Bank

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 13/11/2005
Reference: 2005-01-085732

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.47	16.47	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	85,875,131	6.83	6.83	6.77	6.77

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *85,495,131*
Change in Quantity of Securities: *380,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 06/11/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il


bank hapoalim

Head Office
Yehuda Halevy 63, Bank Hapoalim bldg., Tel-Aviv 65781
Tel: 03-5673800, Fax: 03-5674576

Date : November 23, 2005
Ref. : 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Approval of the financial statements of Bank Hapoalim B.M. as at September 30, 2005**

1. We wish to inform you that on November 22, 2005, at 17:00, the Board of Directors of Bank Hapoalim B.M. resolved to approve the financial statements as at September 30, 2005.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on November 23, 2005, and has been sent to the Bank of Israel and the Registrar of Companies in Israel.

3. Enclosed is a summary of the financial statements of the bank as at September 30, 2005.
   The full financial statements are available upon request, and can be accessed on the Bank's Internet site http://www.bankhapoalim.co.il.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
I. Behar	**O. Levy**
Senior Deputy Managing Director	Manager of Comptrolling Division
Chief Financial Officer	Senior Assistant to the Managing Director

November 23rd, 2005

Bank Hapoalim Group
Financial Statements for the Third Quarter of 2005

- **Bank Hapoalim published its financial statements for the third quarter of 2005 today, reporting that the Bank Group's Net profit increased by 29% and totaled NIS 761 million** compared to NIS 590 million in the same quarter last year. For the first nine months of the year, net profit reached NIS 2,288 million, a 39.7% increase compared to the corresponding period last year.

- **Net return on equity** –for the third quarter of 2005 was 20.6% compared to 17.0% for the same quarter in 2004. Net return on equity was 21.2%, in annual terms, for the first nine months of 2005, compared with 15.8% for the same period last year and 15.2% for the whole of 2004.

- **Net return on equity from regular activity**, after taxes, for the third quarter was 19.3% compared to 11.5% in the same quarter in 2004 and 13.1% for the whole of 2004.

The Chairman of the Board of Directors, Mr. Shlomo Nehama, commented:

"The strong results of the third quarter of 2005 show that Bank Hapoalim's focused strategy together with an improved macroeconomic environment, is delivering the returns promised to shareholders at the beginning of the year, and even more than that. Indeed, since the beginning of the year, earnings per share reached NIS 1.82, compared to NIS 1.31 in the corresponding period last year, and in line with our schedule of paying quarterly dividends, the Board of Directors has approved an interim dividend of NIS 0.31 per share payable on December 15th."
Looking forward, we note that the ever more competitive global environment, is not allowing us to sit on our laurels. We strive to achieve growth in our business and volume of activity, both in Israel and abroad.
Later this year we will announce our improved target for 2006. "

The following are the main highlights of the financial statements:

- Net return on equity for the third quarter of 2005 was 20.6% in annual terms, compared to 17.0% for the same quarter in 2004. For the first nine months of 2005, net return on equity was 21.2%, compared with 15.8% for the same period last year and 15.2% for the whole of 2004.

- Net return on equity from regular activity, after taxes, for the third quarter was 19.3% compared to 11.5% in the same quarter in 2004. For the first nine months of 2005, net return on equity from regular activity was 15.1%, compared with 12.8% for the same period and 13.1% for the whole of 2004.

- Profit from financing activity, before provisions for doubtful debts, continued to increase, totaling NIS 1,999 million, in the third quarter compared to NIS 1,739 million in the same quarter last year. Profit from financing activities before provision for doubtful debts totaled NIS 5,632 million in the first nine months of 2005, an increase of 5.6% over the same period last year.

- Provisions for doubtful debts totaled NIS 222 million, compared to NIS 369 million in the same quarter last year, a decrease of 39.8%. For the first nine months of 2005, the provision for doubtful debts totaled NIS 1,016 million, compared with NIS 1,257 million for the corresponding period last year, a decrease of 19.2%.

- Operating income increased in the third quarter, amounting to NIS 1,223 million, compared to NIS 1,030 million in the same quarter last year. For January – September 2005 operating income totaled NIS 3,403 million, an increase of 10.1%.

- The Bank declared a dividend in the amount of NIS 390 million, representing 31 agorot per NIS 1 par value share. November 30, 2005 is the date of record, December 1, 2005 is the ex-date and December 15, 2005 is the date of payment.

The CEO of Bank Hapoalim, Mr. Zvi Ziv, commented:

"We are proud of our record earnings, which are driven by the strength and diversity of our franchise in Israel and abroad. We continue to improve and innovate our services to our customers, such as our newly introduced SMS service that provides online messages regarding account activity. In addition, our results have been enhanced by our strategy of a more active and professional management of the Banks capital, which contributed significantly to the profits in the first 9 months of the year.
Looking ahead, this position of strength will enable us to complete what is needed in order to accommodate the changes required by the reforms of the Bachar legislation".

In addition, we will continue to look for further opportunities for growth, through the expansion of our business in accordance with the criteria we have set for ourselves".

The increase in the Bank's profit in the first nine months of 2005 derived mainly from the following developments:

Continued growth in Profit from financing activities before provision for doubtful debts, which totaled NIS 5,632 million in the first nine months of 2005, an increase of 5.6% over the same period last year. The increase resulted mainly from an increase in income from interest on problematic debt not previously recorded and the positive impact of the 1.9% increase in the CPI on the financial capital invested in the CPI-linked segment.

Operating and other income also continued to grow and totaled for January – September 2005, NIS 3,403 million compared with NIS 3,091 million in the same period last year, an increase of 10.1%.
The contribution of the credit card companies to the Bank Group's net profit totaled NIS 90 million, compared with NIS 79 million in the same period last year, an increase of 13.9%.

The provision for doubtful debts totaled NIS 1,016 million for the first nine months of 2005, compared with NIS 1,257 million for the corresponding period last year, and NIS 222 million for the third quarter of 2005 compared with NIS 369 million in the same quarter last year, a decrease of 19.2% and 39.8% respectively.

The ratio of specific provision for doubtful debts, relative to the overall (balance-sheet) balance of credit to the public at the Group's risk, reached 0.7% in annual terms, for the first nine months of 2005, compared with 0.9% in the first nine months of 2004 and 1.0% for all of 2004. The ratio of the overall balance of credit to the public (balance-sheet and off-balance sheet) at the Group's risk, reached 0.4% in the first nine months of 2005, compared with 0.6% in the same period last year and in the whole of 2004. The decrease in the specific provision for doubtful debts was in all segments of activity.

Operating and other expenses totaled NIS 5,144 million compared to NIS 4,814 million in the same period in 2004, an increase of 6.9% and NIS 1, 752 million for the third quarter of 2005 compared to NIS 1,576 million in the same quarter of 2004, an increase of 11.2%. The increase was mainly due to a higher provision for employee bonuses as a result of improved profitability.

Recall that in the first quarter of 2005 an extraordinary one-time gain was recorded in the amount of NIS 550 million from the sale of most of our holdings in Signature Bank.

Development of Balance Sheet Items

- The consolidated balance sheet totaled NIS 260.4 billion, compared to NIS 262.0 billion on December 31, 2004, a decrease of 0.6%. The decrease mainly resulted from the cessation of the inclusion of the balance sheet balances of Signature Bank in the Bank's balance sheet, since the sale of most of holdings at the end of the first quarter of 2005.

- The ratio of capital to risk assets reached 10.96%, compared with 10.99% at the end of 2004. The ratio of tier-1 capital to risk assets reached 7.37%, versus 7.42% at the end of 2004.

Principal Data of the Bank Hapoalim Group

(in millions of NIS)

	For the 3 months ending on September 30		Change	For the 9 months ending on September 30		Change
	2005	2004		2005	2004	
Profit and Profitability						
Profit from financing activities before provision for doubtful debts	**1,999**	1,739	15.0%	**5,632**	5,332	5.6%
Provision for doubtful debts	**222**	369	(39.8%)	**1,016**	1,257	(19.2%)
Operating and other income	**1,223**	1,030	18.7%	**3,403**	3,091	10.1%
Operating and other expenses	**1,752**	1,576	11.2%	**5,144**	4,814	6.9%
Operating profit before taxes	**1,248**	824	51.5%	**2,875**	2,352	22.2%
Operating profit after taxes	**705**	409	72.4%	**1,675**	1,299	29.0%
Net profit	**761**	590	29.0%	**2,288**	1,637	39.8%

				change compared with	
	30.9.2005	30.9.2004	31.12.2004	30.9.2004	31.12.2004
Balance Sheet – Principal Items					
Total balance sheet	**260,437**	260,729	262,042	(0.1%)	(0.6%)
Credit to the public	**180,198**	182,330	182,542	(1.2%)	(1.3%)
Securities	**31,746**	35,316	35,929	(10.1%)	(11.6%)
Deposits from the public	**202,790**	205,365	206,666	(1.3%)	(1.9%)
Debentures and subordinated notes	**20,681**	18,489	18,251	11.9%	13.3%
Shareholders' equity	**16,471**	14,984	15,166	9.9%	8.6%

	30.9.2005	30.9.2004	31.12.2004
Principal financial ratios			
Shareholders' equity to total assets	**6.3%**	5.7%	5.8%
Tier 1 capital to total assets	**7.4%**	7.3%	7.4%
Capital to risk assets	**10.96%**	10.9%	11.0%
Credit to the public to total assets	**69.2%**	69.9%	69.7%
Deposits from the public to total assets	**77.9%**	78.8%	78.9%
Operating income to operating expenses	**66.2%**	64.2%	66.1%
Operating expenses to total income	**56.9%**	57.2%	56.5%
Provision for doubtful debts to credit			
to the public (balance sheet and off-balance sheet)[(a)]	**0.4%**	0.6%	0.6%
Rate of provision for taxes	**41.7%**	44.8%	43.3%
Return of net profit on equity [(a)]	**21.2%**	15.8%	15.2%
Return of net profit on total assets [(a)]	**1.2%**	0.8%	0.8%
Return of operating profit before taxes on equity, net [(a)]	**26.2%**	23.4%	23.1%
Shareholders' equity to total assets [a)]	**15.1%**	12.8%	13.1%

(a) Annualized

For further information please contact the Bank's Spokesperson:
Bank Hapoalim B.M., Yehuda Halevi 63, Tel Aviv 65781, Israel
Tel: +972-3-567-3635 Fax: +972-3-567-3500
spokesperson@bnhp.co.il

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Bank Hapoalim

Date: November 23, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Resolution of the Board of Directors dated November 22, 2005 to pay dividend**

1. a. We respectfully advise you that at its meeting of November 22, 2005, at 16:30 in the afternoon, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 389,983,360.

   b. The dividend in the sum of NIS 389,983,360 constitutes 31% on the issued and paid-up capital of the Bank, namely 31 agurot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 25%.

   d. The Board of Directors resolved to determine November 30, 2005, as the record date for the purpose of paying the dividend, with the "*ex*" date being December 1, 2005 and the payment date to be December 15, 2005.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on November 23, 2005, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

I. Behar
Head of Comptrolling
Senior Deputy Managing Director

O. Levy
Manager of Comptrolling Division
Senior Assistant to the Managing Director

bank hapoalim

Bank Hapoalim B.M.
Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

To:	To:
Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *November 22, 2005*, the Board of Directors of the body corporate resolved to distribute a dividend.
2. The dividend amount payable is *NIS 389,983,360*
   The dividend is *31*% of the issued and paid-up share capital.
3. Operative date (cum date): *November 30, 2005.*
   Ex-date: *December 1, 2005.*
   Dividend distribution date: *December 15, 2005.*
4. Tax rate deducted at source.
   Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 25% will be deducted from individuals, at source.
5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 6,013,000,000.*
6. Approval process for distribution of the dividend __________________.
7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
	0.31	*NIS*	________________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: __________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on November 22, 2005 at 16:30 in the afternoon.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.



Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 28 November 2005

To : The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Bank Hapoalim B.M (hereinafter: "the Bank") hereby notifies, following news reports published in the press, that it is conducting advanced negotiations with the company A. Solomon Investments Ltd. with regard to the sale by the Bank (itself and / or through a wholly- owned subsidiary) of provident funds which have under their management the funds of members to the extent of approximately NIS 22 billion.

If and when an agreement is reached between the parties, the Bank will make an immediate report.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yacov Rozen	**Yoram Weissbrem**
Member of the Board of Management	Secretary of the Bank

Head Office
.63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 29 November 2005

To : The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Bank Hapoalim B.M. (hereinafter: "the Bank") advises that on November 28, 2005 an understanding in principle was reached between two wholly- owned subsidiaries of the Bank: Diur B.P. Ltd. (hereinafter. "Diur") and Tarshish – Hapoalim Holdings and Investments Ltd. (hereinafter:"Tarshish") and Delek Real Estate Company Ltd. (hereinafter: "Delek Real Estate"), with regard to entering into agreements as detailed below. These transactions are still subject to finalization of all terms of the transaction and to the signing of binding agreements:

1. Tarshish will enter into an agreement with Delek Real Estate according to which Delek Real Estate will allot to Tarshish 12,461,673 ordinary shares of Delek Real Estate, in such a way that after the allotment, Tarshish will hold 11% of the issued and paid-up share capital of Delek Real Estate. By way of consideration for the allotment as aforesaid, Tarshish will pay Delek Real Estate a sum of approximately 57.2 million US Dollars.

   It is to be noted that the group headed by Delek Ltd. (the controlling party of Delek Real Estate) will undertake to procure the appointment of directors to be nominated by Tarshish, to the board of directors of Delek Real Estate, so that these directors constitute 20% of all members of the board of directors. Furthermore, the Delek group will give to Tarshish the right to tag along in case the Delek group should sell shares of Delek Real Estate held by it, all on the terms to be determined in the agreement.

2. Diur will enter into an agreement with Delek Real Estate according to which Diur will sell to Delek Real Estate 40,387,118 ordinary shares of the Industrial Buildings Company Ltd. (which constitute 13.05% of the issued and paid-up share capital of Industrial Buildings Company Ltd.), in consideration for the sum of approximately 54 million US Dollars. If the transaction is concluded on such terms, the Bank is expected to record a net profit in the sum of approximately NIS 60 million.

3. Delek Real Estate will grant Diur a put option for a period of six months, according to which Diur will be entitled to oblige Delek Real Estate to purchase from Diur, Diur's rights under agreements relating to land situated in Block 6107, on which it is planned to erect the "Bavli Project", against payment of a total amount of approximately 43 million US Dollars. Should Diur decide to exercise its right to sell its rights in accordance with the terms of this put option, the Bank is expected to record a net profit in the sum of approximately NIS 85 million.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Ilan Mazur, Adv.
Chief Legal Adviser

Ofer Levy
Manager of Comptrolling Division
Senior Assistant to the Managing Director



AVS - 6499209

Head Office - Secretariat of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 04 December 2005
Reference: 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Bank Hapoalim B.M. ("the Bank") – Immediate Report in accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970**

Further to the immediate report of June 7, 2005 concerning the reorganization in the structure of the Bank's provident funds, the Bank hereby notifies as follows:

In accordance with the order of merger received from the Tel-Aviv-Jaffa District Court and following receipt of the approvals from the competent authorities (including the Supervisor of the Capital Market, Insurance and Savings in the Ministry of Finance), the merger of the provident fund corporations owned and/or managed by the Bank into provident fund management companies was completed. With the implementation of the merger, the provident fund corporations became provident fund schemes under the management of the management companies and moreover an adjustment was made to the articles of the aforesaid provident funds and to the articles of additional provident funds which are schemes under the management of management companies owned by the Bank, as provided in the aforesaid immediate report.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yacov Rozen	**Moriah Hoftman-Doron, Adv.**
Member of the Board of Management	

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 05 December 2005
Reference: 802/05

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise, further to an immediate report which it published on November 28, 2005, that on December 4, 2005 in the afternoon there were signed the agreements between the subsidiary companies of the Bank: Diur B.P. Ltd. and Tarshish- Hapoalim Holdings and Investments Ltd. and the company Delek Real Estate Ltd., in accordance with all of the particulars contained in the report of November 28, 2005.

The implementation of the transactions, under these agreements, is still subject to the fulfillment of various suspensive conditions, as set forth in the agreements, which are supposed to be fulfilled at the beginning of 2006.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Yoram Weissbrem
Secretary of the Bank

Sharona Tamir, Adv.
Deputy Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Date: December 06, 2005
Reference: 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

The Board of Directors of Bank Hapoalim B.M. ("the Bank") which convened on December 6, 2005, resolved in principle as follows:

1. The Bank, through Hapoalim Hanpackot Ltd. ("the Company"), which is a wholly owned company of the Bank, will raise second tier capital from the public, by issuing subordinated notes linked to the consumer price index ("Notes") up to a total nominal amount of NIS one billion. The principal of the Notes will be repaid in 7 equal, annual payments in each of the years 2011 to 2017 (inclusive). All other terms of issue of the Notes will be determined shortly before the issue is made.

2. The proceeds obtained from the issue of the Notes will be placed in their entirety by the Company in a deposit in its name with the Bank, in such a way that the rights of the Company with respect to the funds deposited in this deposit will be subordinated to all of the other obligations of the Bank to its creditors, except for obligations for which provision has been or will be made for their equal or subordinate ranking in terms of payment. The terms of the deposit will be similar to the terms of the Notes.

3. The issue of the Notes is subject to obtaining the approval of the Supervisor of Banks according to which the Notes will be recognized as "second tier capital" of the Bank, as provided in the Proper Conduct of Banking Business Directive No. 311 of the Supervisor of Banks. Furthermore, the issue is subject to the Tel-Aviv Stock Exchange approving the registration for trade of the Notes to be issued.

4. Furthermore, it was resolved in principle that the Bank, through the Company, will initiate the issue of two series of bonds in a total amount of up to NIS 2 billion nominal value ("Bonds"), by the end of the first quarter of 2006, subject to market conditions.
   The terms of issue of the Bonds will be determined shortly before the issue is made.
   The issue of the Bonds is subject to the Tel-Aviv Stock Exchange approving the registration for trade of the Bonds to be issued.

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

5. The proceeds obtained from the issue of the Bonds will be placed in their entirety in deposits by the Company in its name with the Bank ("Deposits"), in such a way that the rights of the Company with respect to the funds deposited in the Deposits will rank equally in terms of payment with all other deposits held by the Bank (with the exception of other deposits for which express provision has been made for their subordinate ranking in terms of payment). The terms of the Deposits will be similar to the terms of the Bonds. In order to secure the rights of the holders of the Bonds, the Company will charge the Deposits in each respective series in favour of the respective trustee of the Bonds.

6. The Bank will undertake towards the Company to fulfill its obligations to the Company with respect to the deposit referred to in Clause 2 hereof and the Deposits referred to in Clause 5 hereof, by making payment directly to the holders of the Notes and the Bonds, as the case may be, of the amounts to which they may be entitled under the Notes and the Bonds held by them; namely, the amounts of principal and interest due to them under the Notes and the Bonds.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed)

Avi Harel
Member of the Board of Management

(signed)

Dan Koller
Manager, ALM Division



AYS-434879

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 7 December 2005

Dear Sir or Madam,

RE: Immediate Report

Pursuant to Regulation 11(b) of the Securities (Details of a Offering circular of Offer of Securities to Employees) Regulations, 5760-2000, ("the Offering circular Particulars Regulations"), Bank Hapoalim B.M., ("the Bank") respectfully gives notice that on 6 December, 2005, the board of directors of the Bank resolved to adopt the option plan for the Bank's employees employed under a personal employment contract ("**the Plan**") under which options convertible into shares of the Bank will be issued at an exercise price of NIS 1 per share (unlinked), to eligible employees according to the plan, in four annual allotments, commencing in the 2006 and ending in the 2009. The vesting period of the options conferred will be such that the options may be exercised during the 12 months commencing from the expiration of 48 months after 1 January of the year in which the options will have been allotted. The plan is subject to the approval of the Tax Authority.

Shortly after the filing of this Immediate Report, the Bank will deposit with the Securities Authority a preliminary memorandum pursuant to the provisions of Regulation 11(a) of the Offering circular Particulars Regulations, in connection with the grant of the first portion of up to 100,000 options to the employees, by virtue of the Plan.

(-)

S. Bar On
Deputy General Manager
Human Resources Division
& Logistics

(-)

A. Pinto
Manager of Human Resources



bank hapoalim

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 7 December, 2005

To : The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Pursuant to Regulation 11(b) of the Securities (Details of an Offering Circular for the Offer of Securities to Employees) Regulations, 5760-2000, ("the Offering Circular Particulars Regulations"), Bank Hapoalim B.M., ("the Bank") respectfully gives notice that on 6 December, 2005, the board of directors of the Bank resolved to offer the bank's tenured employees on the allotment date the third portion of the options ("**the Options**"), pursuant to the options plan for the bank's tenured employees which was adopted by the Board of Directors from it's resolution on 30 May, 2004.

Concurrent to the filing of this Immediate Report, the Bank is to deposit with the Securities Authority a preliminary Offering Circular pursuant to the provisions of Regulation 11(a) of the Offering Circular Particulars Regulations, in connection with the grant of the third portion of options to the employees by virtue of the plan, namely, the grant of 4 million options, an additional amount of options equal to the amount of options expired or not alloted, for any reason, from the first portion of up to 4,000,000 options that were alloted by the company to the employees on 8 August, 2004, and an additional amount of options equal to the amount of options expired or not alloted, for any reason, from the second portion of up to 4,000,000 options that were alloted by the company to the employees on 7 February, 2005.

(-)

S. Braun
Member of the Board of Management
Head of Human Resources
& Logistics

(-)

A. Pinto
Manager of Human Resources

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576



Date: 14 December, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

Re: **Immediate Report**

Further to the immediate report of September 13, 2005, Bank Hapoalim B.M (hereafter – "the Bank"), hereby notifies that on December 13, 2005, in the hours of the evening, there was signed in Istanbul, Turkey, an agreement whereby the Bank, through Tarshish – Hapoalim Holdings and Investments Ltd., a wholly owned subsidiary company of the Bank, is to purchase 57.55% of the means of control over C Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter – C Bank), a bank incorporated and operating in Turkey, and which specializes in the field of corporate banking and investment banking.
The party which fully controls C Bank is C Faktoring Anonim Sirketi, a company incorporated and registered in Turkey.

The purchase will be effected by way of an investment in the capital of the company, which at the present time amounts to about 66 million US Dollars, against an allotment of shares. The Bank's investment, which is calculated on the basis of equity plus a premium of about 1.7%, is expected to amount to 113-120 million US Dollars, subject to adjustments to be made as of the completion date of the transaction. It is the Bank's intention to develop activity, through its investment in C Bank, in the sphere of retail banking in Turkey, in addition to the spheres of activity presently in existence.

According to the agreement, concurrently with the acquisition by the Bank, RP Explorer Master Fund, a company registered in the Cayman Islands (hereinafter – RP), will purchase 7.45% of the means of control over C Bank, in consideration for an investment of about 15 million US Dollars, against the allotment of shares therein.

RP was granted the right to purchase from the Bank, within a period of 12 months from the completion date of the transaction, some of its holdings of means of control over C Bank, for an amount not in excess of an additional 15 million US Dollars, provided that after the purchase the Bank is left with no less than 50.1% of the means of control over C Bank. This right of RP is assignable to a third party.

If for any reason, RP does not complete the transaction, in such a way that it does not become the owner of any means of control over C Bank, the Bank may increase proportionately its stake in C Bank. Moreover, the parties have determined a mechanism for compensation, to be paid by the parties to RP, if RP is prevented from effecting its investment in C Bank, all in accordance with the provisions laid down in the agreement.

Concurrently with the purchase agreement, an agreement was signed between the parties regulating their relationships as shareholders of C Bank, commencing on the completion date of the transaction. The Bank, as the controlling party of C Bank, will appoint most of the members of the Board of Directors, while all other shareholders shall have rights to appoint directors in proportion to their respective holdings in C Bank. Amongst other things, the agreement confers upon the parties a right of first refusal on the sale of shares, tag along rights when shares are sold and various rights in connection with a possible issue of C Bank shares, all in accordance with the provisions laid down in the agreement.

It is the intention of the parties to proceed to the completion of the transaction within a number of months from the date of signing the agreement. The completion of the transaction is subject to the fulfillment of various conditions precedent, first and foremost of which is the receipt of the necessary permits from the competent authorities in Israel and Turkey, including the permits of the banking supervisors in each of the countries.

Below are some of the main financial highlights taken from the financial statements of C Bank, prepared in accordance with international auditing standards, as exhibited to the Bank just before the purchase agreement was signed, in thousands of New Turkish Lira:

	December 31, 2003	December 31, 2004	December 31, 2005 (unaudited)
Total Balance Sheet	130,457	149,631	195,109
Total Revenues	23,900	21,779	22,583
Operating Profit before taxes	12,350	10,657	8,839
Net Profit	9,534	11,298	6,884

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)

Ron Weksler
Head of e-banking and Business Development

(-)

Moriah Hoftman-Doron, Adv.

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 18/12/2005
Reference: 2005-01-078987

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.47	16.47	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.77	1.77	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	85,867,131	6.83	6.83	6.77	6.77

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *85,875,131*
Change in Quantity of Securities: *-8,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 1/12/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Date: December 19, 2005
Reference: 802/05

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Resolution of the Board of Directors dated December 19, 2005 to pay dividend**

1. a. We respectfully advise you that at its meeting of December 19, 2005, at 13:30 in the afternoon, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 364,823,144.

   b. The dividend in the sum of NIS 364,823,144 constitutes 29% on the issued and paid-up share capital of the Bank, namely 29 Agorot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 20%.

   d. The Board of Directors resolved to determine January 3, 2006, as the record date for the purpose of paying the dividend, with the "*ex*" date being January 4, 2006 and the payment date to be January 18, 2006.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on December 19, 2005, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Y. Weissbrem
Secretary of the Bank

O. Levy
Manager of Comptrolling Division
Senior Assistant to the Managing Director



Bank Hapoalim B.M.

Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

To:	To:
Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *December 19, 2005*, the Board of Directors of the body corporate resolved to distribute a dividend.

2. The dividend amount payable is *NIS 364,823,144*
   The dividend is *29%* of the issued and paid-up share capital.

3. Operative date (cum date): *January 3, 2006.*
   Ex-date: *January 4, 2006.*
   Dividend distribution date: *January 18, 2006.*

4. Tax rate deducted at source.
   Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 20% will be deducted from individuals, at source.

5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 5,648,000,000.*

6. Approval process for distribution of the dividend ________________.

7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
	0.29	*NIS*	________________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: ________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on December 19, 2005 at 13:30 in the afternoon.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: December 22, 2005
Reference: 802/05

To: The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

Further to the immediate report of December 6, 2005, Bank Hapoalim B.M. ("the Bank") is pleased to advise hereby as follows:

Following the prospectus that was submitted to the Israel Securities Authority on December 21, 2005 by Poalim Hanpackot Ltd. which is a wholly owned subsidiary company of the Bank ("the Company"), and the permit granted to the Company by the Israel Securities Authority for the issue of subordinated notes (Series 9) ("Subordinated Notes"), the Bank hereby advises, based on a resolution of December 6, 2005 of the Board of Directors of the Bank, that the Bank has resolved to enter into the undertaking, as set forth below, towards the Company:

1. All of the net proceeds of the issue will be deposited by the Company in a deposit with the Bank under the Company's own name, in such a manner that its rights with respect to the funds deposited in this deposit will be subordinated to all of the other obligations of the Bank to its creditors, except for obligations for which provision has been made or will be made for their equal or subordinate ranking in terms of payment. The terms of the deposit will be similar to the terms of the Subordinated Notes.

2. To effect payment of the aforesaid deposit to the Company as and when due, by direct payment to the investors of the amounts to which they are entitled in accordance with the Subordinated Notes which the Company shall issue under the prospectus, namely: the amounts of principal, the linkage and the interest due to them under the terms of the Subordinated Notes.

3. Following are the particulars of the Subordinated Notes of the aforesaid Series 9:

   Up to NIS 500,000,000 nominal value of Subordinated Notes out of a series of NIS 1,000,000,000 nominal value of registered Subordinated Notes are offered to the public at par value. The principal of the Subordinated Notes is repayable in 7 equal, annual payments on the 20th of December in each of the years 2011 to 2017 (inclusive). The Subordinated Notes (principal and interest) will be linked to the consumer price index published for the month of November 2005, and shall bear interest at the rate to be determined by tender , as specified in the prospectus, which shall not be less than 4.30% per annum and shall not exceed 4.85% per annum. Interest shall be payable annually, commencing on December 20, 2006.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

4. The Bank's aforesaid undertaking is backed by the agreement of August 4, 1986, and the deeds of amendment thereto of July 5, 1988, September 17, 1998, March 3, 2003 and December 7, 2005, and forms part of an applicable trust deed between the Company and the trustee for the Subordinated Notes.

The Supervisor of Banks has approved that the Subordinated Notes (up to a total nominal amount of One billion NIS) are "subordinated notes" within the meaning thereof in Directive Number 311 of the "Proper Conduct of Banking Business" Directives of the Supervisor of Banks, and for the purpose of the Banking (Licensing) (Definition of Capital of a Banking Corporation for the Purpose of Section 23A of the Law) Rules, 5750-1990. Accordingly, the Subordinated Notes will, commencing on their actual date of sale, form part of the second tier capital of the Bank Hapoalim Group, as defined in that regard by the aforesaid Directives.

Furthermore, the Company has received from the Tel-Aviv Stock Exchange an approval in principle for the Subordinated Notes to be registered for trade.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(signed) *(signed)*

Dan Koller
Manager, ALM Division

Sharona Tamir, Adv.
Deputy Secretary of the Bank

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 29/12/2005
Reference: 2005-01-088785

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.47	16.47	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.03	7.03	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	85,841,164	6.82	6.82	6.77	6.77

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *85,867,131*
Change in Quantity of Securities: *-25,967*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 28/12/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576


bank hapoalim

Date: 01 January 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise as follows:

1. As reported by the Bank in its financial statements, it holds the means of control, which confer upon the Bank control over Bank Otsar HaHayal Ltd. (hereinafter: "Otsar HaHayal"), in accordance with a permit which it received from the Governor of the Bank of Israel the validity of which is until the end of 2005.

2. At about noon on December 29, 2005, a notice was received by the Bank from the Governor of the Bank of Israel according to which the Bank no longer holds a permit to control and to hold means of control over Otsar HaHayal. The Governor informed the Bank of his intention to exercise his authority and instruct the Bank to sell all means of control over Otsar HaHayal which it holds within 35 days.

3. The Bank applied to the Governor of the Bank of Israel and to the Supervisor of Banks and asked to receive an extension for carrying out the sale, in accordance with a previous letter of the Governor to the Bank, and at the same time elaborating the measures taken by it so far in order speedily to further the sale of all its holdings in Otsar HaHayal.

4. As reported in the financial statements of the Bank, the Bank holds 66% of the voting rights in Otsar HaHayal and 67.99% of the rights to receive profits in Otsar HaHayal.

   In parallel, Hever Regular Army and Veteran Soldiers Ltd. (hereinafter: "Hever") holds 24% of the means of control over Otsar HaHayal.

   Hever is of the opinion that it had an option, given to it in the past by the Bank, to purchase another 10% of the means of control over Bank Otsar HaHayal and on December 28, 2005 gave the Bank notice of exercise of the option in its entirety.

   The Bank refutes Hever's alleged right and on December 29, 2005 it notified Hever of its rejection of the "notice of exercise" given by Hever.

   In its notice, the Bank went on to point out that Hever does not have a permit from the Governor of the Bank of Israel, as required by law, to purchase additional means of control over Otsar HaHayal, and that even if it had the option, as it alleges, it was not able to do so.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Ilan Mazur, Advocate
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 08/01/2006
Reference: 2006-01-006198

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.45	16.45	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.01	2.01	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,147,331	6.84	6.84	6.79	6.79

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *85,841,164*
Change in Quantity of Securities: *306,167*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 28/12/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576


bank hapoalim

Date: 10 January 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the Immediate Report of January 1, 2006, Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise as follows:

On January 9, 2006 in the evening, the Bank and Hever Regular Army and Veteran Soldiers Ltd. (hereinafter: "Hever") signed an agreement in the framework of which Hever agreed to cancel the notice of exercise of an option to purchase 10% of the shares of Bank Otsar HaHayal Ltd. (hereinafter: "Otsar HaHayal") from the Bank (the delivery of such notice to the Bank having been reported by the Bank under its Immediate Report of January 1, 2006).

Furthermore, Hever agreed to cooperate with the Bank in the sale of the Bank's holdings in Otsar HaHayal and to waive any right of first refusal in connection with such sale.

According to the agreement, the Bank will pay to Hever 60 to 65 million NIS shortly after selling its holdings in Otsar HaHayal.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)

Ilan Mazur, Advocate
Chief Legal Adviser

(-)

Yoram Weissbrem
Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576


bank hapoalim

Date: 11 January 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the Immediate Report of January 1, 2006, Bank Hapoalim B.M. (hereinafter:"the Bank") is hereby pleased to advise as follows:

1. On January 11, 2006 the Bank received a permit for the control and holding of the means of control over Bank Otsar HaHayal Ltd. (hereinafter: "Otsar HaHayal"), until February 2, 2006.
2. The Bank undertook towards the Governor of the Bank of Israel and the Supervisor of Banks to sell its entire holdings in Otsar HaHayal by February 2, 2006; for if not, the Bank will then transfer same to Adv. Pinhas Rubin, who will serve as agreed trustee for the purpose of holding the means of control and selling them and who will act as directed by the Governor of the Bank of Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576



Date: 12 January 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is hereby pleased to advise as follows:

1. On Thursday, January 12, 2006 the Board of Directors of the Bank completed its discussions of the Bank's operational plans for the year 2006 and approved them.

2. The operational plans approved are aimed at achieving a return on equity of 15% from current activities for the year 2006. This aim is based, inter alia, on the forecast that the Israeli economy will continue to develop and grow similarly to its growth in 2005, that the level of inflation will be as planned and that the condition of the Israeli and global economies will be conducive to the realization of the following assumptions and plans:
   a. The condition of the corporate and individual customers of the Bank will continue to improve, so that the decrease in provisions for doubtful debts will continue;
   b. The Bank's international operations will expand, including global private banking;
   c. The Bank's financial activities in Israel and abroad will expand;
   d. The volume of customer activity in the various segments will increase.

3. The aforesaid objective of achieving a return on equity does not include the profits anticipated from the sale of the mutual funds, the provident funds and Bank Otsar HaHayal Ltd. The weighting of the profits from all of these is likely to raise the return on equity to about 25%.

   Nonetheless, it should be taken into account that if the Bank also decides to shed its holdings of provident and mutual funds by way of distribution in kind to its shareholders (spin-off), this will affect the rate of return.

4. It should be emphasized however, that if developments in the Israeli and/or global economies fall short of expectations, and if the above assumptions and/or plans, in whole or in part, fail to materialize, there will be an adverse effect on the operational plans of the Bank, which is liable to prevent the attainment of the desired objective of the aforesaid return on equity.

5. Obviously, the Bank's operational plans as approved and the working assumptions on which they are based, refer to the Bank's future activities in the course of the year 2006, and accordingly, all of the information detailed above in this respect is forward-looking information.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Zvi Ziv	**Ilan Mazur, Advocate**
CEO	Chief Legal Adviser

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 15 January, 2006

To : The London Stock Exchange

Dear Sir or Madam,

RE: Immediate Report

We are pleased to advise you that on January 15, 2006, in the hours of the morning, Bank Hapoalim B.M. published circulars offering securities to employees, as follows:

1) A circular offering 4,050,000 option warrants exercisable for shares of the Bank, which constitute the third portion of option warrants in the framework of an options issue plan to the tenured employees of the Bank.

2) A circular offering 100,000 option warrants exercisable for shares of the Bank, which constitute the first portion of option warrants in the framework of an options issue plan to the employees of the Bank who are employed under a personal contract of employment.

Attached are the reporting notices with the circulars attached.

S. Braun
Member of the Board of Management
Head of Human Resources
& Logistics

A. Pinto
Manager of Human Resources

7. Number of offerees to the extent fixed:

	No. of existing offerees	Number of future offerees	Total number of offerees
In the Company			
In subsidiaries			

Total number of offerees to the extent determined ____________

Class of Offerees

Employee not being the CEO or director or controlling party

8. Class of consideration *without consideration*

9. Date and manner in which the circular will be delivered to each offeree and the statements to which the circular refers will be made available for inspection:
Publish an announcement of the offering of a circular at the place of work, or in another manner according to the Securities (Details of a Circular of an Offer of Securities to Employees) Regulations, 5760-2000

10. Details of the Company's representative for purposes of dealing with this circular:
Name: *Shlomo Braun*
Office address: 63 Yehuda Halevi, Tel Aviv
Telephone number: 03-5676880. Fax no: 03-5673695

11. Attached hereto is the circular

Reference numbers of previous documents on the subject (The reference does not constitute incorporation by way of reference):

Former name of reporting entity:

Date on which the format of the form was updated: 28/12/2005.

Name of party reporting electronically: Yoram Weissbrem, Position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Chapter 1 - General

1.1 The Options Offered

Up to 100,000 options, not listed for trading, are being offered without consideration and exercisable for up to 100,000 ordinary registered shares of NIS 1.00 nominal value of the Company, subject to the adjustments set out in the Plan. The Options under this Circular may be allotted no later than the date on which the Periodic Report of the Company for the year 2005 is published or the date prescribed by law for publishing such report, whichever comes first.

The Options being offered, constitute approximately 0.00008% of the Company's issued and paid-up share capital on the date they are granted, and approximately 0.00008% of the Company's issued and paid-up share capital, assuming full dilution (full dilution meaning on the assumption that all the Options that will have been granted to the Company's employees, its officers, directors of the Group, consultants and other service-providers of the Company, including the Options being offered under this Circular, will be exercised into shares, without taking into account the subordinated notes issued by the Company).

The Options are offered within the framework of an Options issue plan to the Company's Employees who are employed under a personal contract of employment (**the "Plan**") according to the capital gains track under Section 102(b)(2) (the **"Capital Gains Track")** of the Income Tax [New Version] Ordinance, 5721-1961 (**the "Ordinance**") and the rules enacted thereunder, as modified from time to time (**the "Rules**"). Allocation of the Options will be implemented not before 30 days have passed after application is made to the Tax Authority as set forth in Clause 2.8 below. According to the Plan, Options will be allotted to Employees to purchase ordinary registered shares of NIS 1.00 nominal value each of the Company. The total number of Options to be granted under the Plan and in each year of the Plan's existence, shall be determined by the Board of Directors of the Company, in its sole discretion, and the Board of Directors is not obliged to allot a certain or any number of Options under the Plan. In each year of the Plan's existence, a circular or other report will be published, as required by law, regarding the offer of the options allotable in such year, according to the Plan, as aforesaid. The offer of Options under the Circular will be subject to the sole discretion of the Board of Directors, and the Company may, but shall not be obliged, to allot Options in accordance with the Circular as aforesaid, the offer to be directed (if at all) to Employees up to the rank/job title of Assistant Managing Director at the Head Office or the holder of a corresponding job title, employed under a personal contract of employment in Israel, who have completed at least one year's employment on December 31 of the year preceding the date of allotment of the Options (even if in the course of such year, in whole or in part, they worked at the Company under the status of a tenured employee), and who are employees on the date of the actual allotment, and whose salaries are payable on a monthly basis by the Company (or by a corporation to which employees have been posted that is controlled by the Company), except for an employee who, on the allotment date, is on unpaid leave for more than 12 months. The group of offerees under the Plan shall not include employees who are included in the group of offerees under any other plan for granting options, or option warrants, which are exercisable into shares of the Company, whether realizable *in specie* or in

1.2 **Eligible employees and defining their entitlement**

The offer of Options under this Circular is subject to the sole discretion of the Board of Directors, and the Company may, but is not obliged, to offerOptions as provided in the Circular, to Employees up to the rank/job title of Assistant Managing Director at the Head Office or the holder of a corresponding job title, employed under a personal contract of employment in Israel, who have completed at least one year's employment on December 31, 2005 (even if in the course of this year, in whole or in part, they worked at the Company under the status of a tenured employee) and are Employees on the date of the actual allotment, and whose salary is payable on a monthly basis by the Company (or by a corporation to which they are posted that is controlled by the Company) except for an Employee who, on the allotment date, is on unpaid leave for more than 12 months (for this purpose, an Employee who is on unpaid leave for a period of a year or less will be deemed to be an Employee of the Company), provided they are not and will not be Interested Parties of the Company, as set forth in Chapter 2 hereof. The number of Options offered to each Employee will be determined by the Board of Directors on the basis of criteria that take into account the Employee's salary and his position. The group of Offerees shall not include Employees who are included in the group of offerees under any other plan for granting options, or option warrants, which are exercisable into shares of the Company or the equivalent of shares in the Company, whether realizable *in specie* or in cash, or any similar benefit, howsoever called (hereinafter – a **"Corresponding Benefit"**). Furthermore, the group of Offerees shall not include employees who were or may be offered, on terms prescribed for them, to receive a Corresponding Benefit by contract with the Company, or from any other source, all irrespective of whether the offer to receive a Corresponding Benefit exists at the time that this Plan is adopted by the Board of Directors of the Company, or if it exists at some other time (**"the Eligible Employees"**).

Each Eligible Employee is offered to receive without consideration the number of Options specified in the allotment document that will be submitted to each Eligible Employee. The number of Options offered to each Employee has been determined on the basis of criteria that take into account the Eligible Employee's salary and his position. The Eligible Employees hold positions at various levels within the Company.

1.3 **Permits obtained in connection with the Circular and the Listing for Trading of the Exercise Shares**

The Company has obtained all necessary approvals for offering the Options to the Eligible Employees according to this Circular.

On December 6, 2005, the Company's Board of Directors passed a resolution to file the Circular.

The Tel Aviv Stock Exchange Ltd., ("**TASE**") granted its approval to list for trading the shares resulting from exercising the Options offered under this Circular (**the "Exercise Shares**"). The Company's shares are listed for trading on the Tel Aviv Stock Exchange Ltd.

2.3 **Exercise of the Options**

The Options offered under this Circular may be realized into ordinary registered shares of NIS 1.00 nominal value (for details regarding the Exercise Shares - see Chapter Three hereof), in a manner whereby each existing Option may be exchanged for a single registered ordinary share of NIS 1.00 nominal value, subject to the adjustments set out below, in exchange for an exercise price equal to NIS 1.00. The exercise price will not be linked to the CPI or any index.

The vesting period of the Options conferred upon each Eligible Employee (as defined in Clause 1.2 hereof) will be such that the Options may be realized during the 12-month period commencing 48 months after the first day of January in the year in which the Options were allotted, unless otherwise directed by the Board of Directors. The vesting period only includes those periods during which the Eligible Employee was employed by the Company or was on unpaid leave for a period of one year or less. Notwithstanding the foregoing, the Company's board of management (or a person empowered by it for that purpose) is authorized to determine, in individual cases, at its sole discretion, that the vesting period will also include those periods during which the Eligible Employee is on unpaid leave for a period exceeding one year. The Board of Directors may, at any time, at its sole discretion, establish guidelines for the acceleration of the vesting period for all or any of the Options that have been granted according to the Plan, or regarding the lifting of restrictions pertaining to the exercise of the Options, all subject to any law.

An Eligible Employee will be entitled to exercise all or any of the Options allotted to him, on any Business Day, at his discretion, commencing from the date on which the Options will be exercisable, as provided above, but in no event after December 31, 2010, provided that the Exercise Notice (as hereinafter defined) has been submitted to the Company 10 Business Days prior to such date.

In this paragraph "**Business Day**" means a day on which trading takes place on the TASE.

2.4 **Exercise procedure, release of the Options or shares from the Trustee and sale of the Exercise Shares**

An Eligible Employee wishing to exercise his right to exercise, in whole or in part, the Options allotted to him, shall send the Company and the Trustee written notice in the form to be prescribed by the Company from time to time ("**Exercise Notice**") and which will include, inter alia, the number of Options the Eligible Employee wishes to exercise, provided that such number will not be less than 50% of the Options that have been allotted to such Employee (notwithstanding the foregoing, the number of Options actually exercised may be smaller than this figure due to the sale procedure of the Exercise Shares subject to the Options), accompanied by a power of attorney in favor of the Trustee and/or the Company, as explained below, and shall pay an amount equal to the Exercise Price multiplied by the number of the Exercise Shares, in the manner to be fixed by the Company. Shortly after receiving the Exercise Notice and the full amount of the consideration for the Exercise from any Eligible Employee and subject to review of the right of the Eligible Employee to exercise the Options granted to him, the Company will allot to the party giving a due Exercise Notice, the Exercise Shares

2.5 **Adjustment of rights**

Until the issue of the Exercise Shares as aforesaid, the holder of the Options will have no voting rights nor the right to receive dividends or any other right of a shareholder (save for the right to exercise the Options).

No adjustments in respect of dividends or other rights will be made during the period preceding the issue of the Exercise Shares, except for the following:

2.5.1 If the Company distributes bonus shares and the determination date for the distribution thereof (**the "Bonus Date"**) falls after the date of allotment of the Options but before the date of exercise, the exercise price for each option will remain unchanged, but the number of shares which each Eligible Employee is entitled to receive at the time of exercise will increase by the number of shares that the Eligible Employee would have been entitled to as bonus shares had he exercised the option immediately before the Bonus Date, and the number of the Retained Shares will correspondingly increase, and the Company will make the necessary adjustments to its capital as required by law. Similar adjustments to those stated in this paragraph will be made in the event of a split (or consolidation) of the Company's shares.

2.5.2 In the event of a rights offer by the Company to its shareholders following the allotment date of the Options but before the date of exercise, the number of shares which each Eligible Employee is entitled to receive at the time of exercise will increase to reflect the element of benefit inherent in the rights, and the number of Retained Shares will correspondingly increase. In such a case, the value of the benefit inherent in such rights as well as the necessary adjustment required according to the foregoing will be fixed by the Company pursuant to the terms of Rule 3E(b) of Chapter Eleven of the Second Part of the TASE Rules, and will be approved by an independent outside advisor who will be selected by the Company.

2.5.3 Notwithstanding the provisions of Clauses 2.5.1 and 2.5.2 above, an employee will not be entitled to exercise an option for a fractional share, and the number of shares to which the employee will be entitled at the time of exercise of the Option according to the Plan will be rounded (up or down, as the case may be) to the nearest whole number.

2.5.4 It is clarified that a distribution of a dividend by the Company (in cash or in specie) will not affect in any way the number of Exercise Shares or the Exercise Price, nor obligate the Company to make any adjustment in connection with the Option and/or the Exercise Shares.

2.5.5 In the event of a structural change in the Company ("**Structural Change**"), the merger of the Company with or into another company, either by way of a share exchange, cash purchase or otherwise ("**Merger**") or sale of all or most of the Company's assets or its issued

Circular relates will expire, as detailed below, unless otherwise determined by the Board of Directors:

2.6.1 The date of the Termination of Employment will be the date on which the employer-employee relationship between the Eligible Employee and the Company will cease ("**Termination of Employment Date**").

2.6.2 On the Termination of Employment Date, all the Options that have been allotted to the Eligible Employee under this Circular, for which the vesting period is still pending, will expire. Upon the expiry of the Options, all the Eligible Employee's rights and/or those of his heirs in connection with the Options, including the right to purchase the Exercise Shares, will expire. The Options that have been allotted to the Eligible Employee and for which the vesting period has ended by the Termination of Employment Date, may be exercised by the Eligible Employee during the 60-day period following the Termination of Employment Date, unless otherwise provided by the Board of Directors.

If no Exercise Notice reaches the Company before 60 days have passed following the Termination of Employment Date, the Eligible Employee will be regarded as having submitted an exercise and sale notice of the Exercise Shares on such date. Accordingly, the Options that were allotted to an Eligible Employee where the vesting period ended on or prior to the Termination of Employment Date will be exercised automatically, and the Exercise Shares will be sold on behalf of the Eligible Employee by the Trustee and/or the Company. The consideration obtained from the sale of the Exercise Shares will be remitted to the Eligible Employee after deducting the exercise price of the Options, which will be remitted to the Company, after deducting the commissions involved in such exercise and sale, and deduction of tax at source as required by law. For such purpose, in the allotment document to be issued by the Company to the Eligible Employee, the Eligible Employee will declare that he agrees to the mechanism set out above and empowers the Trustee and/or the Company to act in accordance therewith.

2.6.3 Notwithstanding the foregoing, if the Termination of Employment of the Eligible Employee by the Company results from God forbid, death or Loss of Earning Capacity (as defined below), all the Options allotted to the Eligible Employee until the Termination of Employment Date of the Employee will be exercisable by the Employee or his legal heirs (as the case may be) at the end of the vesting period, as if the employment of the Eligible Employee in the Company had not ended.

"**Loss of Earning Capacity**" shall mean for purpose of this sub-clause the inability of the Eligible Employee to carry out his job function as a result of injury and/or sickness for a period of at least 6 consecutive months.

The Company's duty to allot Exercise Shares at the time the Options are realized or to carry out any other act in connection with or in respect of Options or Exercise Shares is subject to the full compliance with all duties to pay income tax or other compulsory payments that apply (to the extent they apply) including deduction of any tax or compulsory payment required by law.

In the event of any liability for tax or any other compulsory payment (National Insurance, State Health Tax, etc.) in respect of and/or as a result of the Plan (whether in Israel or abroad), including in respect of the allotment of the Options to the Eligible Employees, the exercise thereof into shares, the sale of the Exercise Shares, receipt of dividend or any other benefit in respect of the Options or the Exercise Shares, it will be borne by the Eligible Employees in accordance with law (to the extent it applies by law to such Employee). The Eligible Employees will indemnify the Company and/or the Trustee in respect of any payment or claim for payment of any tax payable as aforesaid, if payable, and the Company may deduct from the sums becoming due to the Employee any balance of the Eligible Employee's debt to the Company, to the extent that such a debt exists in respect of such indemnity.

2.8.2 Taxes Applicable to Options Offered Within the Scope of Section 102 to Israeli Employees

The grant of Options in accordance with this Circular is made subject to the provisions contained in Section 102 of the Ordinance and is also subject to the Rules. Accordingly, the Company has elected the capital gains track prescribed by Section 102(b)(2) of the Ordinance for the purpose of taxing the income of Eligible Employees from the Options.

In accordance with Section 102 and the Regulations, the following provisions will apply:

[a] Date of liability for tax

The Eligible Employee's income from the allotment of the Options is tax-exempt at the time of allotment, but will be liable for tax at the time the shares deriving from the exercise of the Options are sold ("**Exercise Shares**") or the Options or Exercise Shares are transferred from the Trustee into the name of the Employee ("**Transfer**").

[b] Rate of tax

Pursuant to the capital gains track, if the Options or the Exercise Shares are held by the Trustee until the expiration of the period required by the Ordinance for the capital gains track, or until the expiration of such other period as may be approved by the Tax Authority (**the "Trust Period"**), part of the benefit inuring to the Eligible

The terms of Clause 2.8 above reflect the law in force on the date of the Circular. The legal provisions relating to the compulsory payments and tax aspects in relation to the Options granted under this Circular are liable to change from time to time. The foregoing does not purport to be an authoritative interpretation of the tax provisions mentioned above, or an exhaustive description of the general provisions of law pertaining to taxes which may apply in connection with the Options being offered to the Eligible Employees, and does not serve as a substitute for legal and professional advice on the subject. As is usual when deciding on an investment, each Eligible Employee receiving Options who decides to exercise them must consider the various tax aspects and tax implications that his investment will have. The Eligible Employee must consult his professional advisors, including legal and tax counsel, having regard to his own particular circumstances.

2.9 Consideration for the Options Offered

The Options offered are offered for no consideration. Assuming all the offered Options are exercised, the Company will receive proceeds amounting to NIS 100,000, without linkage to the CPI. The amount to be received by the Company was determined according to the exercise price determined by the Board of Directors on the date it resolved to grant the Options, multiplied by the number of Options offered at such exercise price, as set out in this Chapter.

Chapter 3 - The Exercise Shares

The Exercise Shares will rank equally with all the ordinary shares of the Company's capital. All the shares in the Company's capital are registered shares, having a nominal value of NIS 1.00.

Details concerning the provisions contained in the Company's Articles of Association, relating to the rights attaching to the Company's shares (and to the Exercise Shares), are set out below:

3.1 Voting rights

Each ordinary registered share confers upon the holder thereof the right to receive notices of and to attend general meetings of the shareholders of the Company, and the right to one vote in respect of each ordinary share whenever votes are cast at any general meeting of the Company attended by the holder thereof.

3.2 Rights to dividend and distribution of bonus shares

All ordinary shares in the Company's capital rank equally among themselves and confer upon the holders thereof the right to receive dividends (if and when distributed), the right to receive bonus shares (if and when distributed), and the right to participate in the distribution of surplus assets of the Company after the winding-up thereof according to the proportionate share thereof in the Company's issued share capital.

1. To increase its registered share capital by such amount as will be resolved, by creating new shares on such conditions and with such rights as the resolution prescribes. Such resolution may be adopted whether or not all the shares for the time being have been issued or a resolution exists for the issue thereof and whether or not they have yet to be issued or resolved to be issued.

2. To cancel any registered capital which has not been allotted, provided no undertaking, including a contingent undertaking, on the part of the Company exists to allot such registered share capital.

3. To vary, cancel, convert, extend, add to or otherwise modify the rights, privileges, advantages, restrictions and terms whether or not for the time being related to the Company's shares.

4. To consolidate and redistribute its share capital into shares of larger or smaller denominations than those of the existing shares.

5. To reduce its share capital in such manner and on such terms and subject to obtaining such approvals as are required by law.

6. To make any other change in the Company's share capital or the rights attaching to its shares, to the extent that such power is not vested in any other organ of the Company.

The rights conferred upon the holders of any shares, including preference shares (as defined in the Securities Law, 5728-1968), will not be deemed to have been varied by the creation or issue of additional shares ranking pari passu with them, unless otherwise stipulated by the terms of issue of such shares.

The Board of Directors of the Company may:

1. Issue shares and other securities, including convertible or realizable securities, up to the amount of the Company's registered share capital, and may similarly allot the same (or otherwise deal therewith) to such persons, in exchange for cash or other non-cash consideration, on such exceptions and conditions, at a premium or at par or at a discount, at such times as it deems fit; and grant any person the right to demand the allotment of any shares during such time period and against such consideration as the Board of Directors may determine.

2. Issue redeemable securities and redeem the same in such manner and on such conditions as it may resolve from time to time.

3. Resolve to issue a series of debentures within the scope of its authority to borrow on the Company's behalf, and to the limit of such power.

Upon the issue of shares the Board of Directors may establish different conditions for the shareholders in relation to the consideration, the amounts of the calls and/or the dates of payment thereof.

3.4 **Transfer of Shares**

3.7 Election of the Members of the Board of Directors

The number of members of the Board of Directors will be fixed from time to time by a resolution of the general meeting of the Company. The number of members of the Board of Directors will not be less than seven (7) nor greater than fifteen (15).

The directors of the Company will be appointed by a resolution adopted by a general meeting of the shareholders present at the meeting personally or by proxy. Notwithstanding the foregoing, the Board of Directors may resolve, from time to time, to appoint an additional director or directors whether as an additional director, or in order to fill the position of a director that has fallen vacant for any reason, provided that every such appointment and any change in such appointment will be made in accordance with the provisions of a voting agreement between the shareholders of the Company entitled to appoint directors, a signed copy of which has been given to the Board of Directors.

A director will take up office on the date of his appointment or at such later date in the future, in accordance with the resolution of the general meeting or of the Board of Directors, as the case may be, which appointed the director. Such appointment will continue until it is terminated or discontinued.

A director may resign by written notice given to the Board of Directors, the chairman of the Board of Directors or the Company, and such resignation will enter into effect on the date the notice is given, unless a later date is prescribed in the notice. The director's notice of resignation will contain the reasons for his resignation.

Upon notice of a director's resignation being received, notice thereof and the reasons given therefor shall be submitted to the Board of Directors, and they shall be recorded in the minutes of the next meeting convened after the resignation.

The general meeting may, at any time, remove a director from office. In addition, the Board of Directors may remove from office a director that it appointed, provided that such termination of service shall be made with the consent of the shareholders. A director removed from office will be given a reasonable opportunity to present his case to the general meeting or the Board of Directors, as the case may be.

Without derogating from the causes enumerated in the Companies Law, the office of a director will be vacated in any of the following cases: if he has resigned his office, been removed from office, been convicted of an offence under the law, by a decision of a court of law made according to the law, if the director has been adjudicated bankrupt, and, if a corporate body, a resolution has been passed for its voluntary liquidation or a winding-up order is made against it, upon the date of adoption of a resolution by the Board of Directors terminating his office, if he has become legally incompetent, upon the expiration of the period for which he was elected and if the director was absent from six consecutive meetings of the Board of Directors or from eight non-consecutive meetings of the Board of Directors during one year, provided, however, that the Board of Directors may allow a

Date: January 15, 2006

Respectfully yours,

Bank Hapoalim B.M.

Name of signatory on behalf of the Corporation: Shlomo Braun
Title: Member of the Board of Management, Head of Human Resources and Logistics
Name of signatory on behalf of the Corporation: Arik Pinto
Title: Manager of Human Resources Division

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: 15 January, 2006

To : The London Stock Exchange



Dear Sir or Madam,

RE: Immediate Report

We are pleased to advise you that on January 15, 2006, in the hours of the morning, Bank Hapoalim B.M. published circulars offering securities to employees, as follows:

1) A circular offering 4,050,000 option warrants exercisable for shares of the Bank, which constitute the third portion of option warrants in the framework of an options issue plan to the tenured employees of the Bank.

2) A circular offering 100,000 option warrants exercisable for shares of the Bank, which constitute the first portion of option warrants in the framework of an options issue plan to the employees of the Bank who are employed under a personal contract of employment.

Attached are the reporting notices with the circulars attached.

S. Braun
Member of the Board of Management
Head of Human Resources
& Logistics

A. Pinto
Manager of Human Resources

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15 January 2006
Reference: 009864-01-2006

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Offering Circular of Securities to Employees

Regulation 2, 8 of the Securities (Details of a Circular of an Offer of Securities to Employees) Regulations, 5760-2000

1. An offering circular of securities to employees is hereby filed.

2. The date of commencement of the period during which the securities to the employees will be granted is 07/02/2006.

3. Date of the resolution of the board of directors concerning the offer of securities to the employees - 06/12/2005.

   Reference number of previous circular (if filed) 071805-01-2005, deposited with the Authority on 07/12/2005.
   Explanation: paragraphs 4-5 should be completed if a prior circular was filed.

4. If changes or updates have occurred in the circular in relation to the previous one: the matter in which the change occurred (such as: the number or class of securities being offered, the terms, number or class of offerees, any other change)

   Rate updates; Additions to the list of Immediate Reports, Ammendment of wording in Paragraph 2.8.1 (addition of "2005")

5. Paragraphs of the circular in which these changes occurred compared with the previous circular - *Paragraph 2.8.1; Chapter 4; Chapter 5.*

6. The securities offered:

1
Class of security: *option warrant* ____________
Listed for trading on the exchange: *No* Security code on the exchange (if listed): ______
No. of securities offered: *100000*
The rate that the offered quantity constitutes out of the company's issued and paid-up share capital (without dilution):
Capital: *0.00%* Voting: *0.00%*
The rate that the offered quantity constitutes out of the company's issued and paid-up share capital (fully diluted):
Capital: *0.00%* Voting: *0.00%*

7. Number of offerees to the extent fixed:

	No. of existing offerees	Number of future offerees	Total number of offerees
In the Company	___	___	___ —
In subsidiaries	___	___	___ —

Total number of offerees to the extent determined ___

Class of Offerees

Employee not being the CEO or director or controlling party

8. Class of consideration *without consideration*

9. Date and manner in which the circular will be delivered to each offeree and the statements to which the circular refers will be made available for inspection:
Publish an announcement of the offering of a circular at the place of work, or in another manner according to the Securities (Details of a Circular of an Offer of Securities to Employees) Regulations, 5760-2000

10. Details of the Company's representative for purposes of dealing with this circular:
Name: *Shlomo Braun*
Office address: 63 Yehuda Halevi, Tel Aviv
Telephone number: 03-5676880. Fax no: 03-5673695

11. Attached hereto is the circular

Reference numbers of previous documents on the subject (The reference does not constitute incorporation by way of reference):

Former name of reporting entity:

Date on which the format of the form was updated: 28/12/2005.

Name of party reporting electronically: Yoram Weissbrem, Position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M. (the "Company")

Circular

Regarding an offer of options to the Company's employees who are employed under a personal contract of employment pursuant to Section 15b of the Securities Law, 5728-1968 and the Securities (Details of a Circular of an Offer of Securities to Employees) Regulations, 5760-2000

There are hereby offered

Up to 100,000 options (not-listed for trading) exercisable for up to 100,000 ordinary registered shares of NIS 1.00 nominal value of the Company, subject to the adjustments, pursuant to a plan to issue options to the Company's employees who are employed under a personal contract of employment (**the "Options**"). The Options are offered without consideration, to employees of the Company who are employed under a personal contract of employment, as determined by the Company, being approximately 80 in number ("**Employees**"), as set out in the Circular, provided they are not and will not be interested parties in the Company as that term is defined in the Securities Law, 5728-1968 ("**Interested Parties**"). The number of Options that will be granted to each Employee will be determined by the Board of Directors according to criteria that take account of the Employee's salary and position.

January 15, 2006

Chapter 1 - General

1.1 The Options Offered

Up to 100,000 options, not listed for trading, are being offered without consideration and exercisable for up to 100,000 ordinary registered shares of NIS 1.00 nominal value of the Company, subject to the adjustments set out in the Plan. The Options under this Circular may be allotted no later than the date on which the Periodic Report of the Company for the year 2005 is published or the date prescribed by law for publishing such report, whichever comes first.

The Options being offered, constitute approximately 0.00008% of the Company's issued and paid-up share capital on the date they are granted, and approximately 0.00008% of the Company's issued and paid-up share capital, assuming full dilution (full dilution meaning on the assumption that all the Options that will have been granted to the Company's employees, its officers, directors of the Group, consultants and other service-providers of the Company, including the Options being offered under this Circular, will be exercised into shares, without taking into account the subordinated notes issued by the Company).

The Options are offered within the framework of an Options issue plan to the Company's Employees who are employed under a personal contract of employment (**the "Plan"**) according to the capital gains track under Section 102(b)(2) (the **"Capital Gains Track")** of the Income Tax [New Version] Ordinance, 5721-1961 (**the "Ordinance"**) and the rules enacted thereunder, as modified from time to time (**the "Rules"**). Allocation of the Options will be implemented not before 30 days have passed after application is made to the Tax Authority as set forth in Clause 2.8 below. According to the Plan, Options will be allotted to Employees to purchase ordinary registered shares of NIS 1.00 nominal value each of the Company. The total number of Options to be granted under the Plan and in each year of the Plan's existence, shall be determined by the Board of Directors of the Company, in its sole discretion, and the Board of Directors is not obliged to allot a certain or any number of Options under the Plan. In each year of the Plan's existence, a circular or other report will be published, as required by law, regarding the offer of the options allotable in such year, according to the Plan, as aforesaid. The offer of Options under the Circular will be subject to the sole discretion of the Board of Directors, and the Company may, but shall not be obliged, to allot Options in accordance with the Circular as aforesaid, the offer to be directed (if at all) to Employees up to the rank/job title of Assistant Managing Director at the Head Office or the holder of a corresponding job title, employed under a personal contract of employment in Israel, who have completed at least one year's employment on December 31 of the year preceding the date of allotment of the Options (even if in the course of such year, in whole or in part, they worked at the Company under the status of a tenured employee), and who are employees on the date of the actual allotment, and whose salaries are payable on a monthly basis by the Company (or by a corporation to which employees have been posted that is controlled by the Company), except for an employee who, on the allotment date, is on unpaid leave for more than 12 months. The group of offerees under the Plan shall not include employees who are included in the group of offerees under any other plan for granting options, or option warrants, which are exercisable into shares of the Company, whether realizable *in specie* or in

cash, or any similar benefit, howsoever called (hereinafter **a "Corresponding Benefit"**). Furthermore, the group of offerees under the Plan shall not include employees who were or may be offered, on terms prescribed for them, to receive a Corresponding Benefit by contract with the Company, or from any other source, all irrespective of whether the offer to receive a Corresponding Benefit exists at the time that this Plan is adopted by the Board of Directors of the Company, or if it exists at some other time, (**"the Offerees"** or **"the Employees"**). Notwithstanding the foregoing, the Board of Directors may determine at any time, at its sole discretion, further offerees who may participate in the allotment of Options under the Plan.

The number of options which will be granted to each Employee will be determined by the Board of Directors according to criteria that take into account the salary of the Employee and his position.

The Options are offered without consideration, in the first year of the existence of the Plan, 2006, at the sole discretion of the Board of Directors, to all the Entitled Employees (as defined in Clause 1.2 below).Each Option will be exercisable into one ordinary registered share of NIS 1.00 nominal value of the Company, in exchange for payment of an exercise price equal to NIS 1.00. The exercise price will not be linked to the CPI or to any other index.

The vesting period of the Options will be such as to enable the Options to be exercised during the 12 month period starting 48 months after the 1st day of January in the year in which the Options were allotted (**the "Exercise Period"**). The vesting period will, unless otherwise directed by the Board of Directors, only include those periods during which the Employee was employed by the Company or is on unpaid leave for a period of one year or less. Notwithstanding the foregoing, the Company's board of management (or a person empowered by it) is authorized to determine, in individual cases, at its sole discretion, that the vesting period will also include those periods during which the Employee is on unpaid leave for a period exceeding one year. The Board of Directors may, at any time, at its sole discretion, make provision for the acceleration of the vesting period for all or any of the Options or for the removal of the restrictions pertaining to the exercise of the Options, all subject to law. The exercise mentioned above will only be made on a Business Day (as defined in paragraph 2.3 hereof).

These Options are offered pursuant to the resolutions of the Company's Board of Directors of December 6, 2005, to adopt the Plan and its resolution of December 6, 2005 regarding the granting of the Options in accordance with the Plan and this Circular.

For further details regarding the Options offered and the exercise shares - see Chapters 2 and 3 below.

For details concerning the exercise of voting rights and rights to dividends attached to the Exercise Shares (as defined in paragraph 1.3 hereof), so long as the Exercise Shares are deposited with the Trustee, as explained below – see paragraphs 2.8.4, 2.8.5 and 2.8.6. For details concerning the provisions of the Company's Articles of Association in connection with the rights attaching to the Company's shares (and to the Exercise Shares) – see Chapter 3 below.

1.2 Eligible employees and defining their entitlement

The offer of Options under this Circular is subject to the sole discretion of the Board of Directors, and the Company may, but is not obliged, to offerOptions as provided in the Circular, to Employees up to the rank/job title of Assistant Managing Director at the Head Office or the holder of a corresponding job title, employed under a personal contract of employment in Israel, who have completed at least one year's employment on December 31, 2005 (even if in the course of this year, in whole or in part, they worked at the Company under the status of a tenured employee) and are Employees on the date of the actual allotment, and whose salary is payable on a monthly basis by the Company (or by a corporation to which they are posted that is controlled by the Company) except for an Employee who, on the allotment date, is on unpaid leave for more than 12 months (for this purpose, an Employee who is on unpaid leave for a period of a year or less will be deemed to be an Employee of the Company), provided they are not and will not be Interested Parties of the Company, as set forth in Chapter 2 hereof. The number of Options offered to each Employee will be determined by the Board of Directors on the basis of criteria that take into account the Employee's salary and his position. The group of Offerees shall not include Employees who are included in the group of offerees under any other plan for granting options, or option warrants, which are exercisable into shares of the Company or the equivalent of shares in the Company, whether realizable *in specie* or in cash, or any similar benefit, howsoever called (hereinafter – a **"Corresponding Benefit"**). Furthermore, the group of Offerees shall not include employees who were or may be offered, on terms prescribed for them, to receive a Corresponding Benefit by contract with the Company, or from any other source, all irrespective of whether the offer to receive a Corresponding Benefit exists at the time that this Plan is adopted by the Board of Directors of the Company, or if it exists at some other time (**"the Eligible Employees"**).

Each Eligible Employee is offered to receive without consideration the number of Options specified in the allotment document that will be submitted to each Eligible Employee. The number of Options offered to each Employee has been determined on the basis of criteria that take into account the Eligible Employee's salary and his position. The Eligible Employees hold positions at various levels within the Company.

1.3 Permits obtained in connection with the Circular and the Listing for Trading of the Exercise Shares

The Company has obtained all necessary approvals for offering the Options to the Eligible Employees according to this Circular.

On December 6, 2005, the Company's Board of Directors passed a resolution to file the Circular.

The Tel Aviv Stock Exchange Ltd., ("**TASE**") granted its approval to list for trading the shares resulting from exercising the Options offered under this Circular (**the "Exercise Shares**"). The Company's shares are listed for trading on the Tel Aviv Stock Exchange Ltd.

The aforesaid approval of the TASE shall not be deemed to be confirmation of the details set out in the Circular or their reliability or completeness, nor as the expression of any opinion with respect to the Company or the quality of the Options offered under the Circular and the Exercise Shares or the price at which they are being offered.

The Options offered under this Circular will not be listed for trading on any stock exchange.

Chapter 2 - Details of the Offer

2.1 General

100,000 Options, not listed for trading, are being offered to the Company's Eligible Employees, without consideration, as set out in paragraph 1.2 above, subject to the adjustments set out in the Plan.

Each Option may be realized for one ordinary registered share of NIS 1.00 nominal value of the Company, against payment of the exercise price on the dates and under the conditions detailed in this Chapter.

Without derogating from the generality of the foregoing, the Board of Directors will be authorized, at any time, and without requiring the consent of the Eligible Employee, to determine that Options that have been granted to the Eligible Employee according to the Plan will be cancelled or returned to the Company, and replaced by other compensation by way of the allotment of shares of the Company, payment in cash or by such other method as the Board of Directors may determine ("**Other Compensation**"), provided that the value of the benefit inherent in Other Compensation will not be less than the value of the benefit inherent in the Options cancelled or which have been returned to the Company, as measured on the date of the cancellation or return, as the case may be. In such a case, the value of the benefit inherent in the Options and the Other Compensation will be determined by the Company and approved by an independent outside advisor to be selected by the Company prior to replacing the Options with Other Compensation, as aforesaid.

2.2 Allotment of the Options

After fourteen days have passed from the delivery of the Offering Circular, the Company will allot the Options to the Eligible Employees and will deliver an

allotment document, duly signed by the Company, to each Eligible Employee. The Options will be deposited with a trustee (**the "Trustee"**) pursuant to the provisions of Section 102 of the Ordinance and the Rules.

The Company will publish, on the date of, or shortly after the publication of this Circular, notice in the work places where the Eligible Employees are employed regarding the publication of this Circular or employ such other method as may be permitted by law.

2.3 Exercise of the Options

The Options offered under this Circular may be realized into ordinary registered shares of NIS 1.00 nominal value (for details regarding the Exercise Shares - see Chapter Three hereof), in a manner whereby each existing Option may be exchanged for a single registered ordinary share of NIS 1.00 nominal value, subject to the adjustments set out below, in exchange for an exercise price equal to NIS 1.00. The exercise price will not be linked to the CPI or any index.

The vesting period of the Options conferred upon each Eligible Employee (as defined in Clause 1.2 hereof) will be such that the Options may be realized during the 12-month period commencing 48 months after the first day of January in the year in which the Options were allotted, unless otherwise directed by the Board of Directors. The vesting period only includes those periods during which the Eligible Employee was employed by the Company or was on unpaid leave for a period of one year or less. Notwithstanding the foregoing, the Company's board of management (or a person empowered by it for that purpose) is authorized to determine, in individual cases, at its sole discretion, that the vesting period will also include those periods during which the Eligible Employee is on unpaid leave for a period exceeding one year. The Board of Directors may, at any time, at its sole discretion, establish guidelines for the acceleration of the vesting period for all or any of the Options that have been granted according to the Plan, or regarding the lifting of restrictions pertaining to the exercise of the Options, all subject to any law.

An Eligible Employee will be entitled to exercise all or any of the Options allotted to him, on any Business Day, at his discretion, commencing from the date on which the Options will be exercisable, as provided above, but in no event after December 31, 2010, provided that the Exercise Notice (as hereinafter defined) has been submitted to the Company 10 Business Days prior to such date.

In this paragraph "**Business Day**" means a day on which trading takes place on the TASE.

2.4 Exercise procedure, release of the Options or shares from the Trustee and sale of the Exercise Shares

An Eligible Employee wishing to exercise his right to exercise, in whole or in part, the Options allotted to him, shall send the Company and the Trustee written notice in the form to be prescribed by the Company from time to time ("**Exercise Notice**") and which will include, inter alia, the number of Options the Eligible Employee wishes to exercise, provided that such number will not be less than 50% of the Options that have been allotted to such Employee (notwithstanding the foregoing, the number of Options actually exercised may be smaller than this figure due to the sale procedure of the Exercise Shares subject to the Options), accompanied by a power of attorney in favor of the Trustee and/or the Company, as explained below, and shall pay an amount equal to the Exercise Price multiplied by the number of the Exercise Shares, in the manner to be fixed by the Company. Shortly after receiving the Exercise Notice and the full amount of the consideration for the Exercise from any Eligible Employee and subject to review of the right of the Eligible Employee to exercise the Options granted to him, the Company will allot to the party giving a due Exercise Notice, the Exercise Shares

due to him in respect thereof, which shares will be deposited with the Trustee pursuant to the provisions of Section 102 of the Ordinance.

Notwithstanding the foregoing, if no Exercise Notice reaches the Company within10 Business Days prior to the expiration of the Exercise Period, the Eligible Employee to whom the Option was granted will be regarded as having submitted an Exercise Notice and sale of the Exercise Shares on the same date. Accordingly, the Option will be automatically exercised for an Exercise Share, which will be sold on the Eligible Employee's behalf by the Trustee and/or the Company. The proceeds obtained from the sale of the Exercise Share will be remitted to the Eligible Employee after deducting the Exercise Price of the Option, which will be remitted to the Company, and after deducting the commissions involved in such Exercise and sale, and deduction of tax at source as required by law. For this purpose, in the allotment document to be issued by the Company to the Eligible Employee, the Employee will declare that he agrees to the mechanism set out in this paragraph, and empowers the Trustee and/or the Company to act in accordance therewith.

An option which has been exercised and for which an Exercise Share has been allotted, will cease to be valid. Until the date of exercise, holders of the Options will not be regarded as shareholders of the Company (by virtue of the Options), save that they will be granted the protection set out below, and become shareholders of the Company only if the Options will have been exercised pursuant to the conditions prescribed in this Circular. Commencing on the date of exercise, the Exercise Shares will rank pari passu with all the ordinary shares of the Company's capital.

Pursuant to a written request of the Eligible Employee, in a form agreed to by the Company and the Trustee, and which will be delivered to the Trustee, the Trustee will release the Options held in trust by him or the Exercise Shares arising from the exercise thereof, provided that prior to the release of such Options or Exercise Shares, the Eligible Employee has transferred to the Trustee and/or the Company, to their satisfaction, the amount of tax payable or a confirmation as to the payment of all taxes the payment of which is required upon the release of the Options or the Exercise Shares as the case may be.

In the alternative, the Company or the Trustee may sell on the Eligible Employee's behalf, the Exercise Shares arising from the exercise of the Options held in trust by the Trustee, pursuant to the Eligible Employee's instructions and an appropriate arrangement between the employee, the Trustee and the Company.

If the Trustee continues to hold any Exercise Shares after 24 months have passed from the last date of exercise of the Options conferred according to the Plan (namely December 31, 2015) (**the "Trust Termination Date"**), the Company and/or the Trustee will sell such shares, deduct tax at source, deduct and pay the commissions involved in the sale and remit the balance to the Eligible Employee. For this purpose, each Eligible Employee will sign a power of attorney in favor of the Company and/or the Trustee, in such form as will be decided by the Company and the Trustee, which power of attorney will enable the Company and/or the Trustee to act on the Eligible Employee's behalf and sell the Exercise Shares held by the Trustee on the Trust Termination Date.

2.5 **Adjustment of rights**

Until the issue of the Exercise Shares as aforesaid, the holder of the Options will have no voting rights nor the right to receive dividends or any other right of a shareholder (save for the right to exercise the Options).

No adjustments in respect of dividends or other rights will be made during the period preceding the issue of the Exercise Shares, except for the following:

2.5.1 If the Company distributes bonus shares and the determination date for the distribution thereof (**the "Bonus Date"**) falls after the date of allotment of the Options but before the date of exercise, the exercise price for each option will remain unchanged, but the number of shares which each Eligible Employee is entitled to receive at the time of exercise will increase by the number of shares that the Eligible Employee would have been entitled to as bonus shares had he exercised the option immediately before the Bonus Date, and the number of the Retained Shares will correspondingly increase, and the Company will make the necessary adjustments to its capital as required by law. Similar adjustments to those stated in this paragraph will be made in the event of a split (or consolidation) of the Company's shares.

2.5.2 In the event of a rights offer by the Company to its shareholders following the allotment date of the Options but before the date of exercise, the number of shares which each Eligible Employee is entitled to receive at the time of exercise will increase to reflect the element of benefit inherent in the rights, and the number of Retained Shares will correspondingly increase. In such a case, the value of the benefit inherent in such rights as well as the necessary adjustment required according to the foregoing will be fixed by the Company pursuant to the terms of Rule 3E(b) of Chapter Eleven of the Second Part of the TASE Rules, and will be approved by an independent outside advisor who will be selected by the Company.

2.5.3 Notwithstanding the provisions of Clauses 2.5.1 and 2.5.2 above, an employee will not be entitled to exercise an option for a fractional share, and the number of shares to which the employee will be entitled at the time of exercise of the Option according to the Plan will be rounded (up or down, as the case may be) to the nearest whole number.

2.5.4 It is clarified that a distribution of a dividend by the Company (in cash or in specie) will not affect in any way the number of Exercise Shares or the Exercise Price, nor obligate the Company to make any adjustment in connection with the Option and/or the Exercise Shares.

2.5.5 In the event of a structural change in the Company ("**Structural Change**"), the merger of the Company with or into another company, either by way of a share exchange, cash purchase or otherwise ("**Merger**") or sale of all or most of the Company's assets or its issued

capital to any third party ("**Sale**"), the Board of Directors may, inter alia, at its election, and subject to any law:

2.5.5.1 Determine that each option will be replaced or converted into an option of equal value in the New Company following the Merger or the Sale, and implement for such purpose changes in the exercise price (if and to the extent these will be required), all subject to the discretion of the Board of Directors; or

2.5.5.2 Determine that each option will be adopted by the New Company in a manner whereby it will be exchangeable for a share of the New Company, subject to the adjustments and changes that will be determined by the Board of Directors; or

2.5.5.3 Determine that each option will be cancelled or be returned to the Company, and the Company shall pay the Eligible Employee financial compensation for such cancellation or return of the Option, as the case may be, provided that the value of the benefit inherent in the compensation will not be less than that inherent in the Options which have been cancelled or returned to the Company, as measured on the date of the cancellation or return, as the case may be; and

2.5.5.4 Perform any act and/or adjustment relating to the Options and the terms thereof as may be required in its discretion.

For the purpose of the provisions of this Clause, the term "**New Company**" shall refer to the company with whom a Merger or a transaction of Sale has been made or which steps into the shoes of the Company after the Structural Change.

2.5.6 Unless otherwise prescribed by the Board of Directors, in the event of a winding-up of the Company, all options that have been allotted to the Eligible Employees will immediately expire prior to the winding-up of the Company. In such event, the Board of Directors may declare that all or some of the Options will expire on a certain pre-determined date, and enable all or part of the Eligible Employees to have the right to exercise the Options conferred upon them, and the Board of Directors may determine that the ability to exercise such Options will similarly apply with respect to options which, according to the terms thereof, were not exercisable on the date so fixed.

2.6 **<u>Exceptions to the Exercise of the Options - Termination of Employment</u>**

In the event an Eligible Employee ceases for any reason whatsoever to be employed by the Company under a personal contract of employment ("**Termination of Employment**"), (in this Clause 2.6 the term "**Company**" also includes a subsidiary or an affiliate of the Company), the Options to which this

Circular relates will expire, as detailed below, unless otherwise determined by the Board of Directors:

2.6.1 The date of the Termination of Employment will be the date on which the employer-employee relationship between the Eligible Employee and the Company will cease ("**Termination of Employment Date**").

2.6.2 On the Termination of Employment Date, all the Options that have been allotted to the Eligible Employee under this Circular, for which the vesting period is still pending, will expire. Upon the expiry of the Options, all the Eligible Employee's rights and/or those of his heirs in connection with the Options, including the right to purchase the Exercise Shares, will expire. The Options that have been allotted to the Eligible Employee and for which the vesting period has ended by the Termination of Employment Date, may be exercised by the Eligible Employee during the 60-day period following the Termination of Employment Date, unless otherwise provided by the Board of Directors.

If no Exercise Notice reaches the Company before 60 days have passed following the Termination of Employment Date, the Eligible Employee will be regarded as having submitted an exercise and sale notice of the Exercise Shares on such date. Accordingly, the Options that were allotted to an Eligible Employee where the vesting period ended on or prior to the Termination of Employment Date will be exercised automatically, and the Exercise Shares will be sold on behalf of the Eligible Employee by the Trustee and/or the Company. The consideration obtained from the sale of the Exercise Shares will be remitted to the Eligible Employee after deducting the exercise price of the Options, which will be remitted to the Company, after deducting the commissions involved in such exercise and sale, and deduction of tax at source as required by law. For such purpose, in the allotment document to be issued by the Company to the Eligible Employee, the Eligible Employee will declare that he agrees to the mechanism set out above and empowers the Trustee and/or the Company to act in accordance therewith.

2.6.3 Notwithstanding the foregoing, if the Termination of Employment of the Eligible Employee by the Company results from God forbid, death or Loss of Earning Capacity (as defined below), all the Options allotted to the Eligible Employee until the Termination of Employment Date of the Employee will be exercisable by the Employee or his legal heirs (as the case may be) at the end of the vesting period, as if the employment of the Eligible Employee in the Company had not ended.

"**Loss of Earning Capacity**" shall mean for purpose of this sub-clause the inability of the Eligible Employee to carry out his job function as a result of injury and/or sickness for a period of at least 6 consecutive months.

2.6.4 Notwithstanding the foregoing, if the Eligible Employee has been dismissed in circumstances which do not entitle him to severance pay as provided by the Severance Pay Law, 5723-1963, and subject to any law, all the Options allotted to him will expire, including Options for which the vesting period has ended.

2.6.5 An Eligible Employee who takes unpaid leave for a period of one year or less, will continue to be regarded as an employee for purposes of the Plan, while an Eligible Employee who takes unpaid leave for a period exceeding one year will be regarded as having terminated his employment, and ceases to be an employee for purposes of the Plan, as of the first day following one year on unpaid leave.

2.6.6 Notwithstanding the foregoing, if in the course of the vesting period the Employee assumes the status of a tenured employee of the Company, the Employee, for the purpose of the provisions of Clause 2.6 above, shall not be deemed to be a person whose employment with the Company has terminated.

2.6.7 Notwithstanding the foregoing, the board of management of the Company or such person authorized on its behalf, shall be authorized to determine, in individual cases, at its sole discretion, that an Eligible Employee taking unpaid leave for a period exceeding one year will continue to be regarded as an employee for purposes of the Plan.

2.6.8 Subject to the provisions of the Plan regarding an adverse change in the conditions of allotted Options, the Board of Directors may prescribe, at any time and in its sole discretion, time periods and conditions with respect to any particular employee or generally which may be different from those set forth herein.

2.6.9 It is clarified that in no event will it be possible to exercise an Option after the expiration of the Exercise Period.

2.7 Transferability of the Options

Unless otherwise prescribed by the Board of Directors, the Options will not, in any event, be transferable and/or assignable, save for transmission to legal heirs. In the event of such transmission, the terms of the Option and the provisions of the Plan will be binding upon the heirs.

2.8 Tax Implications on Allotment of Options, Their Exercise into Shares and Sale of Shares Realized

2.8.1 General

On December 26 , 2005, the Company submitted the Plan to the Income Tax Commission as a share allotment plan through a trustee, pursuant to the provisions of Section 102 of the Ordinance.

The Company's duty to allot Exercise Shares at the time the Options are realized or to carry out any other act in connection with or in respect of Options or Exercise Shares is subject to the full compliance with all duties to pay income tax or other compulsory payments that apply (to the extent they apply) including deduction of any tax or compulsory payment required by law.

In the event of any liability for tax or any other compulsory payment (National Insurance, State Health Tax, etc.) in respect of and/or as a result of the Plan (whether in Israel or abroad), including in respect of the allotment of the Options to the Eligible Employees, the exercise thereof into shares, the sale of the Exercise Shares, receipt of dividend or any other benefit in respect of the Options or the Exercise Shares, it will be borne by the Eligible Employees in accordance with law (to the extent it applies by law to such Employee). The Eligible Employees will indemnify the Company and/or the Trustee in respect of any payment or claim for payment of any tax payable as aforesaid, if payable, and the Company may deduct from the sums becoming due to the Employee any balance of the Eligible Employee's debt to the Company, to the extent that such a debt exists in respect of such indemnity.

2.8.2 Taxes Applicable to Options Offered Within the Scope of Section 102 to Israeli Employees

The grant of Options in accordance with this Circular is made subject to the provisions contained in Section 102 of the Ordinance and is also subject to the Rules. Accordingly, the Company has elected the capital gains track prescribed by Section 102(b)(2) of the Ordinance for the purpose of taxing the income of Eligible Employees from the Options.

In accordance with Section 102 and the Regulations, the following provisions will apply:

[a] Date of liability for tax

The Eligible Employee's income from the allotment of the Options is tax-exempt at the time of allotment, but will be liable for tax at the time the shares deriving from the exercise of the Options are sold ("**Exercise Shares**") or the Options or Exercise Shares are transferred from the Trustee into the name of the Employee ("**Transfer**").

[b] Rate of tax

Pursuant to the capital gains track, if the Options or the Exercise Shares are held by the Trustee until the expiration of the period required by the Ordinance for the capital gains track, or until the expiration of such other period as may be approved by the Tax Authority (**the "Trust Period"**), part of the benefit inuring to the Eligible

Employee from the sale of the Exercise Shares up to no higher than the average value of the Company's shares on the TASE at the end of the 30 day trading period preceding the allotment of the Options, will be regarded as income from work under Section 2(2) of the Income Tax Ordinance, such income to be adjusted to the Consumer Price Index up until the date of sale of the Exercise Shares or the execution of a Transfer, and the balance of the value of the benefit will be regarded as a capital gain liable to tax at the rate of 25%.

The Eligible Employee will not be entitled to sell Exercise Shares or execute a Transfer prior to the expiration of the Trust Period. Moreover, the rights conferred by virtue of the Exercise Shares, including bonus shares, but excluding dividends paid in cash ("**Rights**"), will be deposited with the Trustee until the expiration of the Trust Period, and the capital gains track will apply thereto.

The exercise of the Options shall be done subject to the provisions of Clause 2.4 of the Circular. The Exercise Shares obtained from the exercise of the Options will be deposited with the Trustee.

2.8.3 The Trustee will not execute any transaction or act in connection with the Options and/or the Exercise Shares held by him, and will not transfer, assign, withdraw, attach or charge them voluntarily and will not grant with respect thereto any power of attorney or instrument of transfer, of either immediate effect or which will come into effect at a future date, except for a transfer based on a will or by operation of law, until after the applicable tax as aforesaid has been paid or until payment of the tax has been secured.

2.8.4 So long as the Exercise Shares are held by the Trustee in trust for an Eligible Employee, the voting rights attaching to the Exercise Shares will be vested solely in the Trustee. The Trustee will not vote in respect of Exercise Shares that are held by him on behalf of the Eligible Employee, and such Employee will be entitled to vote in respect of the Exercise Shares at meetings of the Company's shareholders only in accordance with a power of attorney from the Trustee.

2.8.5 So long as the Exercise Shares are held by the Trustee in trust for an Eligible Employee, cash dividends which may be distributed in respect thereof will be transferred directly to the Eligible Employee, all as determined by the Company's Board of Directors, at its sole discretion and subject to any law, prior to implementing the distribution of such dividend.

The terms of Clause 2.8 above reflect the law in force on the date of the Circular. The legal provisions relating to the compulsory payments and tax aspects in relation to the Options granted under this Circular are liable to change from time to time. The foregoing does not purport to be an authoritative interpretation of the tax provisions mentioned above, or an exhaustive description of the general provisions of law pertaining to taxes which may apply in connection with the Options being offered to the Eligible Employees, and does not serve as a substitute for legal and professional advice on the subject. As is usual when deciding on an investment, each Eligible Employee receiving Options who decides to exercise them must consider the various tax aspects and tax implications that his investment will have. The Eligible Employee must consult his professional advisors, including legal and tax counsel, having regard to his own particular circumstances.

2.9 Consideration for the Options Offered

The Options offered are offered for no consideration. Assuming all the offered Options are exercised, the Company will receive proceeds amounting to NIS 100,000, without linkage to the CPI. The amount to be received by the Company was determined according to the exercise price determined by the Board of Directors on the date it resolved to grant the Options, multiplied by the number of Options offered at such exercise price, as set out in this Chapter.

Chapter 3 - The Exercise Shares

The Exercise Shares will rank equally with all the ordinary shares of the Company's capital. All the shares in the Company's capital are registered shares, having a nominal value of NIS 1.00.

Details concerning the provisions contained in the Company's Articles of Association, relating to the rights attaching to the Company's shares (and to the Exercise Shares), are set out below:

3.1 **Voting rights**

Each ordinary registered share confers upon the holder thereof the right to receive notices of and to attend general meetings of the shareholders of the Company, and the right to one vote in respect of each ordinary share whenever votes are cast at any general meeting of the Company attended by the holder thereof.

3.2 **Rights to dividend and distribution of bonus shares**

All ordinary shares in the Company's capital rank equally among themselves and confer upon the holders thereof the right to receive dividends (if and when distributed), the right to receive bonus shares (if and when distributed), and the right to participate in the distribution of surplus assets of the Company after the winding-up thereof according to the proportionate share thereof in the Company's issued share capital.

Shareholders entitled to dividends are the shareholders on the date of the resolution regarding the dividends or on such later date as may be determined by the resolution. The Company's resolution to distribute dividends or bonus shares shall be adopted by the Board of Directors of the Company.

Subject to any special rights or restrictions attaching to any shares, dividends in cash and bonus shares will be paid and distributed to the shareholders in proportion to the capital amount paid on the nominal value of the shares held by them, disregarding any premium paid thereon.

No dividend or monies or benefits in respect of a share will bear interest.

The Board of Directors may deduct from any dividend or monies or benefits in respect of a share, such sums as the holder of such share owes the Company on account of calls at such time.

The Board of Directors may withhold any dividend or bonus shares or monies or benefits in respect of a share over which the Company has a charge, and apply such dividend or bonus shares or monies or benefits in discharge of the debts or liabilities in respect of which the Company holds a charge.

In order to execute any resolution regarding a distribution as defined in the Companies Law, 5759-1999 (**the "Companies Law**") the Board of Directors may, as it deems fit, settle any difficulty arising in relation to the distribution, and take such steps as are required for that purpose. Shares of a value less than that resolved by the Board of Directors will not be taken into account for the purpose of adjusting the rights of shareholders.

The Board of Directors may determine from time to time the manner of paying the dividend or the distribution of the bonus shares and the arrangements relating thereto to registered shareholders or with respect to those holding share warrants. Without derogating from the generality of the foregoing, the Board of Directors may pay any dividend or monies in respect of shares by sending a cheque by post to the address of the shareholder as registered in the register of shareholders of the Company. The dispatch of any such cheque will be at the risk of the shareholder.

In the event of a declaration of dividend, distribution of shares or debentures following a capitalization or grant of any rights to members, for subscription to shares as yet unissued, the Board of Directors will publish a notice thereof at least once in two daily newspapers in Israel.

A dividend, the payment of which has not been claimed within a period of seven (7) years from the date of the resolution to distribute the same, will be regarded as having been waived by the person entitled thereto and such dividend will revert to the ownership of the Company.

3.3 **Increase of Capital and Modification of the Rights Attaching to the Company's Shares**

A general meeting of the shareholders may decide upon the following matters by a resolution passed by a simple majority:

1. To increase its registered share capital by such amount as will be resolved, by creating new shares on such conditions and with such rights as the resolution prescribes. Such resolution may be adopted whether or not all the shares for the time being have been issued or a resolution exists for the issue thereof and whether or not they have yet to be issued or resolved to be issued.

2. To cancel any registered capital which has not been allotted, provided no undertaking, including a contingent undertaking, on the part of the Company exists to allot such registered share capital.

3. To vary, cancel, convert, extend, add to or otherwise modify the rights, privileges, advantages, restrictions and terms whether or not for the time being related to the Company's shares.

4. To consolidate and redistribute its share capital into shares of larger or smaller denominations than those of the existing shares.

5. To reduce its share capital in such manner and on such terms and subject to obtaining such approvals as are required by law.

6. To make any other change in the Company's share capital or the rights attaching to its shares, to the extent that such power is not vested in any other organ of the Company.

The rights conferred upon the holders of any shares, including preference shares (as defined in the Securities Law, 5728-1968), will not be deemed to have been varied by the creation or issue of additional shares ranking pari passu with them, unless otherwise stipulated by the terms of issue of such shares.

The Board of Directors of the Company may:

1. Issue shares and other securities, including convertible or realizable securities, up to the amount of the Company's registered share capital, and may similarly allot the same (or otherwise deal therewith) to such persons, in exchange for cash or other non-cash consideration, on such exceptions and conditions, at a premium or at par or at a discount, at such times as it deems fit; and grant any person the right to demand the allotment of any shares during such time period and against such consideration as the Board of Directors may determine.

2. Issue redeemable securities and redeem the same in such manner and on such conditions as it may resolve from time to time.

3. Resolve to issue a series of debentures within the scope of its authority to borrow on the Company's behalf, and to the limit of such power.

Upon the issue of shares the Board of Directors may establish different conditions for the shareholders in relation to the consideration, the amounts of the calls and/or the dates of payment thereof.

3.4 **Transfer of Shares**

No transfer of shares of the Company will be registered without a proper instrument of transfer being delivered to the Company. The instrument of transfer of a share in the Company will be signed by the transferor and transferee, and the transferor will be deemed to remain the shareholder until the transferee's name is registered in the register of shareholders in respect of the share transferred.

Any document (including the certificate of the share being transferred) that the Board of Directors may require in connection with the transfer must be submitted to the Company together with the instrument of transfer.

The Board of Directors may decline to recognize the instrument of transfer until the certificate of the share being transferred is attached thereto, together with such other evidence as the Board of Directors may demand to prove the transferor's right to transfer the share, and payment of a transfer fee if prescribed by the Board of Directors.

3.5 **Notices to Shareholders of General Meetings**

A notice convening a general meeting will be published in at least two Hebrew daily newspapers having a broad circulation, and will include the agenda fixed for the meeting, the proposed resolutions and arrangements regarding poll cards as the case may be.

The Company is not bound to personally serve notice of a general meeting on a shareholder registered in the register of shareholders.

3.6 **General Meetings of the Company's Shareholders**

There will be a quorum for holding a general meeting when at least two shareholders holding at least twenty-five per cent (25%) of the voting rights are present, within half an hour of the time appointed for the meeting to proceed to business.

If within half an hour of the time appointed for the meeting to proceed to business a quorum is not present at the general meeting, the meeting will stand adjourned to the same day in the next week at the same time and place, or to such other time if specified in the invitation to the meeting or the notice of the meeting. If no quorum is present at the adjourned meeting within half an hour of the time appointed therefor, the meeting will take place with such number of participants as are present. Notwithstanding the foregoing, if the general meeting has been convened upon requisition by shareholders as provided in Sections 63(b)(2) or 64(a) of the Companies Law, the adjourned meeting will be held only if there are present at least that number of shareholders required to convene a meeting as provided in those sections of the Law.

A general meeting at which a quorum is present may resolve to adjourn the meeting to such other time and place as it may determine. At the adjourned meeting, only the business appearing on the agenda of the original meeting and for which no resolution has been passed, will be transacted. If the general meeting is adjourned for a period exceeding 21 days, notices of the adjourned meeting will be given as stated in Clause 3.5 of this Circular.

3.7 Election of the Members of the Board of Directors

The number of members of the Board of Directors will be fixed from time to time by a resolution of the general meeting of the Company. The number of members of the Board of Directors will not be less than seven (7) nor greater than fifteen (15).

The directors of the Company will be appointed by a resolution adopted by a general meeting of the shareholders present at the meeting personally or by proxy. Notwithstanding the foregoing, the Board of Directors may resolve, from time to time, to appoint an additional director or directors whether as an additional director, or in order to fill the position of a director that has fallen vacant for any reason, provided that every such appointment and any change in such appointment will be made in accordance with the provisions of a voting agreement between the shareholders of the Company entitled to appoint directors, a signed copy of which has been given to the Board of Directors.

A director will take up office on the date of his appointment or at such later date in the future, in accordance with the resolution of the general meeting or of the Board of Directors, as the case may be, which appointed the director. Such appointment will continue until it is terminated or discontinued.

A director may resign by written notice given to the Board of Directors, the chairman of the Board of Directors or the Company, and such resignation will enter into effect on the date the notice is given, unless a later date is prescribed in the notice. The director's notice of resignation will contain the reasons for his resignation.

Upon notice of a director's resignation being received, notice thereof and the reasons given therefor shall be submitted to the Board of Directors, and they shall be recorded in the minutes of the next meeting convened after the resignation.

The general meeting may, at any time, remove a director from office. In addition, the Board of Directors may remove from office a director that it appointed, provided that such termination of service shall be made with the consent of the shareholders. A director removed from office will be given a reasonable opportunity to present his case to the general meeting or the Board of Directors, as the case may be.

Without derogating from the causes enumerated in the Companies Law, the office of a director will be vacated in any of the following cases: if he has resigned his office, been removed from office, been convicted of an offence under the law, by a decision of a court of law made according to the law, if the director has been adjudicated bankrupt, and, if a corporate body, a resolution has been passed for its voluntary liquidation or a winding-up order is made against it, upon the date of adoption of a resolution by the Board of Directors terminating his office, if he has become legally incompetent, upon the expiration of the period for which he was elected and if the director was absent from six consecutive meetings of the Board of Directors or from eight non-consecutive meetings of the Board of Directors during one year, provided, however, that the Board of Directors may allow a

director's membership to continue if the absences occurred during a period of time not exceeding six months.

A director who has ceased to hold office may be re-appointed. If no director is appointed or if the office of a director is vacated, the remaining directors may act in all matters so long as their number has not fallen below the minimum prescribed for the time being for meetings of the Board of Directors.

Chapter 4 – Details Regarding the Company's Share Prices

The following sets out details of the highest and lowest prices at which the Company's shares were traded in 2004 and 2005, and during the period between January 1, 2006 and January 12, 2006 on the TASE (without taking into account dividend distributed during the same period):

TASE Price	In the Period Between 1 January and 12 January 2006		2005		2004	
	Date	NIS Price	Date	NIS Price	Date	NIS Price
High	04.01.06	22.40	30.11.05	20.28	30.12.04	14.57
Low	10.01.06	20.17	05.01.05	14.13	08.01.04	10.89

The share price on the TASE on January 12, 2006 (the last trading day before the date of this Circular) was NIS 21.11.

Chapter 5 – Reference to Financial Statements

Eligible employees are referred to the Company's financial statements as at December 31, 2004, published on March 21, 2005, the Company's financial statements as at March 31, 2005, published on May 18, 2005, the Company's financial statements as at June 30, 2005, published on August 17, 2005, and the Company's financial statements as at September 30, 2005, published on November 22, 2005.

The Company also refers the Eligible Employees to the Immediate Reports that were published by it commencing January 1, 2006 (excluding those reports regarding changes in the holdings of institutional bodies), as follows:

Date of Publication of Immediate Report	Subject matter
January 1, 2006	Bank of Israel gave instructions to sell holdings (66%) in Bank Otsar HaHayal within 35 days
January 4, 2006	Mizrahi Tefahot offers to purchase Hapoalim's holdings in Otsar HaHayal (68%) at 153% of its equity
January 8, 2006	Holdings of interested parties
January 10, 2006	Hever will not realize an option to purchase 10% of Otsar HaHayal; will receive NIS 60 to 65 million
January 11, 2006	The Bank undertook to sell its holdings in Otsar HaHayal by February 2, 2006
January 12, 2006	Board of Directors' resolutions – to approve the operational plans of the Bank for the year 2006

Date: January 15, 2006

Respectfully yours,

____________ ____________

Bank Hapoalim B.M.

Name of signatory on behalf of the Corporation: Shlomo Braun
Title: Member of the Board of Management, Head of Human Resources and Logistics
Name of signatory on behalf of the Corporation: Arik Pinto
Title: Manager of Human Resources Division

Cover page

Bank Hapoalim B.M.

T170
Public

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15 January 2006
Reference: 009873-01-2006

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Offering Circular of Securities to Employees

Regulation 2, 8 of the Securities (Details of a Circular of an Offer of Securities to Employees) Regulations, 5760-2000

1. An offering circular of securities to employees is hereby filed.

2. The date of commencement of the period during which the securities to the employees will be granted is 07/02/2006.

3. Date of the resolution of the board of directors concerning the offer of securities to the employees - 06/12/2005.

   Reference number of previous circular (if filed) 071784-01-2005, deposited with the Authority on 07/12/2005.
   Explanation: paragraphs 4-5 should be completed if a prior circular was filed.

4. If changes or updates have occurred in the circular in relation to the previous one: the matter in which the change occurred (such as: the number or class of securities being offered, the terms, number or class of offerees, any other change)

   Rate updates; Additions to the list of Immediate Reports

5. Paragraphs of the circular in which these changes occurred compared with the previous circular - *Chapter 4; Chapter 5.*

6. The securities offered:

1
Class of security: *option warrant* ________________
Listed for trading on the exchange: *No* Security code on the exchange (if listed): ______
No. of securities offered: *4050000*
The rate that the offered quantity constitutes out of the company's issued and paid-up share capital (without dilution):
Capital: *0.32%* Voting: *0.32%*
The rate that the offered quantity constitutes out of the company's issued and paid-up share capital (fully diluted):
Capital: *0.32%* Voting: *0.32%*

7. Number of offerees to the extent fixed:

	No. of existing offerees	Number of future offerees	Total number of offerees
In the Company	____________	____________	____________ —
In subsidiaries	____________	____________	____________ —

Total number of offerees to the extent determined ____________

Class of Offerees

Employee not being the CEO or director or controlling party

8. Class of consideration *without consideration*

9. Date and manner in which the circular will be delivered to each offeree and the statements to which the circular refers will be made available for inspection:
Publish an announcement of the offering of a circular at the place of work, or in another manner according to the Securities (Details of a Circular of an Offer of Securities to Employees) Regulations, 5760-2000

10. Details of the Company's representative for purposes of dealing with this circular:
Name: *Shlomo Braun*
Office address: 63 Yehuda Halevi, Tel Aviv
Telephone number: 03-5676880. Fax no: 03-5673695

11. Attached hereto is the circular

Reference numbers of previous documents on the subject (The reference does not constitute incorporation by way of reference):

Former name of reporting entity:

Date on which the format of the form was updated: 28/12/2005.

Name of party reporting electronically: Yoram Weissbrem, Position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M. (the "Company")

Circular to employees

Regarding an offer of options to the Company's tenured employees pursuant to Section 15b of the Securities Law, 5728-1968 and the Securities (Details of a Circular of an Offer of Securities to Employees) Regulations, 5760-2000

There are hereby offered

4,000,000 options (not-listed for trading) exercisable for up to 4,000,000 ordinary registered shares of NIS 1.00 nominal value of the Company, subject to the adjustments set out in the Plan plus an additional amount of options **(not-listed for trading)**, not to exceed 20,000, which shall be equal to the amount of options that expired or were not allotted for any reason from the second portion of up to 4,050,000 options allotted by the Company to its employees on February 7, 2005, pursuant to the Company's plan to issue options to the Company's employees and the Circular published on January 12, 2005 (**the "Second Portion"**), commencing from the date of granting the First Portion until the date of granting the options according to the present Circular (jointly, **the "Options"**). The Options are offered without consideration, to all the Company's tenured Israeli employees, as determined by the Company, being approximately 7,800 in number ("**Tenured Employees**"), as set out in the Circular, provided they are not and will not be interested parties in the Company as that term is defined in the Securities Law, 5728-1968 ("**Interested Parties**"). The number of Options that will be granted to each Employee will be determined by the Board of Directors according to criteria that take account of the Tenured Employee's salary, including his seniority and position.

January 15, 2006

Chapter 1 - General

1.1 **The Options Offered**

4,000,000 options, not listed for trading, are being offered without consideration and exercisable for up to 4,000,000 ordinary registered shares of NIS 1.00 nominal value of the Company, subject to the adjustments set out in the Plan, plus an additional amount of options not listed for trading, not to exceed 50,000 in number, which shall be equal to the number of options that have expired or were not allotted, for any reason whatsoever, out of the Second Portion, commencing from the date of granting the Second Portion until the date of granting the Options under this Circular. The Options under this Circular may be allotted no later than the date on which the Periodic Report of the Company for the year 2005 is published or the date prescribed by law for publishing such report, whichever comes first.

The Options being offered, constitute approximately 0.32% of the Company's issued and paid-up share capital on the date they are granted, and approximately 0.32% of the Company's issued and paid-up share capital, assuming full dilution (full dilution meaning on the assumption that all the Options that will have been granted to the Company's employees, its officers, directors of the Group, consultants and other service-providers of the Company, including the Options being offered under this Circular, will be exercised into shares, without taking into account the subordinated notes issued by the Company).

The Options are offered within the framework of an Options issue plan to the Company's Employees (**the "Plan**") according to the capital gains track under Section 102(b)(2) of the Income Tax [New Version] Ordinance, 5721-1961 (**the "Ordinance**") and the rules enacted thereunder, as modified from time to time (**the "Rules**"). Allocation of the Options will be implemented in accordance with the approval granted to the Company by the Income Tax Commission on June 29, 2004.

According to the Plan, 24,000,000 Options will be allotted to Tenured Employees to purchase up to 24,000,000 ordinary registered shares of NIS 1.00 nominal value each of the Company, in a manner whereby in each of the six years of the existence of the Plan, commencing 2004 to and including 2009, 4,000,000 options will be allotted that are exercisable into up to 4,000,000 ordinary registered shares of the Company, subject to the adjustments set out in the Plan. In each year of the Plan's existence, a circular or other report will be published, as required by law, regarding the offer of the options allotable in such year, according to the Plan, as aforesaid. The Options will be allotted in each year at the sole discretion of the Board of Directors, to all the employees who were tenured on December 31 of the year preceding the date of the allotment of the options and who are tenured employees on the date of the actual allotment, and whose salaries are payable on a monthly basis by the Company (or by a corporation to which employees have been posted that is controlled by the Company), except for a tenured employee who, on the allotment date, is on unpaid leave for more than 12 months (for this purpose, a tenured employee who is on unpaid leave for the period of a year or less will be deemed to be a tenured employee of the Company). The number of options which will be granted to each Employee will be determined by the Board

of Directors according to criteria that take into account the salary of the Tenured Employee, including his seniority and position.

Notwithstanding the foregoing, whenever Options are granted to the entire group of Tenured Employees, the Company may retain a certain number of options in order to ensure that the grant to each employee has been made in accordance with the criteria fixed by the Board of Directors (**the "Rectification Quantity"**) provided the Rectification Quantity will be distributed to the Tenured Employees on a later date pursuant to the aforesaid criteria, so that the overall number of options that may be granted throughout all the years of the existence of the Plan, will be such number as are exercisable into a total number of 24,000,000 shares of the Company.

The Options are offered without consideration, in the third year of the existence of the Plan, 2006, at the sole discretion of the Board of Directors, to all the Company's Israeli Tenured Employees employed by the Company (even if they posted to another company that is controlled by the Company in Israel or abroad[1]) who were Tenured Employees on December 31, 2005 and who are Tenured Employees on the date of the actual allotment, and whose salary is payable on a monthly basis by the Company (or by a corporation to which they are posted that is controlled by the Company), except for a Tenured Employee who, on the allotment date, is on unpaid leave for more than 12 months (for this purpose, a Tenured Employee who is on unpaid leave for the period of a year or less will be deemed to be a Tenured Employee of the Company), provided they are not and will not be Interested Parties of the Company, as set out in Chapter Two below. The number of Options that will be granted to each Employee will be determined by the Board of Directors according to criteria that take into account the salary of the Tenured Employee, including his seniority and position.

Each Option will be exercisable into one ordinary registered share of NIS 1.00 nominal value of the Company, in exchange for payment of an exercise price equal to NIS 1.00. The exercise price will not be linked to the CPI or to any other index.

The vesting period of the allotted Options to each Eligible Employee (as defined in Clause 1.2 hereof) will be such as to enable the Options to be exercised during the 12 month period starting 48 months after the 1st day of January in the year in which the Options were allotted (**the "Exercise Period"**). The vesting period will, unless otherwise directed by the Board of Directors, only include those periods during which the Employee was employed by the Company or is on unpaid leave for a period of one year or less. Notwithstanding the foregoing, the Company's board of management (or a person empowered by it) is authorized to determine, in individual cases, at its sole discretion, that the vesting period will also include those periods during which the Employee is on unpaid leave for a period exceeding one year. The Board of Directors may, at any time, at its sole

---

[1] The tenured employees currently employed by companies abroad that are controlled by the Company are relatively few in number compared with all the Israeli Tenured Employees of the Company. In general, these employees are stationed abroad for a limited period of five years on average and are part of the Company's Israeli tenured employee workforce. The stationing of these employees abroad falls within the scope of the performance of their various duties within the Company. The power to appoint, dismiss or reassign these employees elsewhere is vested in the Company, between whom and such employees an employer/employee relationship exists throughout the entire period they are posted abroad.

discretion, make provision for the acceleration of the vesting period for all or any of the Options or for the removal of the restrictions pertaining to the exercise of the Options, all subject to law.

In the event of the expiry and/or cancellationof a right to exercise an option into a share according to the Plan for any reason, the share in question will revert to the pool of 24,000,000 shares retained in the Company's registered capital for purposes of the Plan (**the "Retained Shares"**), and the Company will, subject to the remaining terms of the Plan, allot a new Option exercisable for the same share on the next following allotment date, as prescribed by the Plan. The exercise mentioned above will only be made on a Business Day (as defined in paragraph 2.3 hereof).

These Options are offered pursuant to the resolutions of the Company's Board of Directors of May 30, 2004, to adopt an option plan for the Company's Tenured Employees and its resolution of December 6, 2005 regarding the granting of the Options in accordance with the Plan and this Circular.

For further details regarding the Options offered and the exercise shares - see Chapters 2 and 3 below.

For details concerning the exercise of voting rights and rights to dividends attached to the Exercise Shares (as defined in paragraph 1.3 hereof), so long as the Exercise Shares are deposited with the Trustee, as explained below – see paragraphs 2.8.4, 2.8.5 and 2.8.6. For details concerning the provisions of the Company's Articles of Association in connection with the rights attaching to the Company's shares (and to the Exercise Shares) – see Chapter 3 below.

1.2 **Eligible employees and defining their entitlement**

This Offer is addressed, at the sole discretion of the Board of Directors, to all the employees who were tenured employees of the Company on December 31, 2004 and were Tenured Employees on the date of the actual allotment, and whose salary is payable on a monthly basis by the Company (or by a corporation to which they are posted that is controlled by the Company) except for a Tenured Employee who, on the allotment date, is on unpaid leave for more than 12 months (for this purpose, a Tenured Employee who is on unpaid leave for a period of a year or less will be deemed to be a Tenured Employee of the Company), provided they are not and will not be Interested Parties of the Company, (**the "Eligible Employees"**), in a manner whereby each Eligible Employee will be entitled to receive without consideration, the number of Options specified in the allotment document that will be submitted to each Eligible Employee. The number of Options offered to each Eligible Employee has been determined on the basis of criteria that take into account the Eligible Employee's salary, including his seniority and position. The Eligible Employees hold positions at various levels within the Company.

1.3 **Permits obtained in connection with the Circular and the Listing for Trading of the Exercise Shares**

The Company has obtained all necessary approvals for offering the Options to the Eligible Employees according to this Circular.

On December 6, 2005, the Company's Board of Directors passed a resolution to file the Circular.

The Tel Aviv Stock Exchange Ltd., ("**TASE**") granted its approval to list for trading the shares resulting from exercising the Options offered under this Circular (**the "Exercise Shares**"). The Company's shares are listed for trading on the Tel Aviv Stock Exchange Ltd.

The aforesaid approval of the TASE shall not be deemed to be confirmation of the details set out in the Circular or their reliability or completeness, nor as the expression of any opinion with respect to the Company or the quality of the Options offered under the Circular and the Exercise Shares or the price at which they are being offered.

The Options offered under this Circular will not be listed for trading on any stock exchange.

Chapter 2 - Details of the Offer

2.1 General

4,000,000 Options, not listed for trading, are being offered to the Company's Eligible Employees, without consideration, as set out in paragraph 1.2 above, subject to the adjustments set out in the Plan, plus an additional amount of options not listed for trading, not to exceed 50,000, which shall be equal to the number of options that have expired or not been allotted, for any reason whatsoever, out of the Second Portion, commencing from the date of the grant of the Second Portion until the date of granting the Options under this Circular.

Each Option may be realized for one ordinary registered share of NIS 1.00 nominal value of the Company, against payment of the exercise price on the dates and under the conditions detailed in this Chapter.

Without derogating from the generality of the foregoing, the Board of Directors will be authorized, at any time, and without requiring the consent of the Eligible Employee, to determine that Options that have been granted to the Eligible Employee according to the Plan will be cancelled or returned to the Company, and replaced by other compensation by way of the allotment of shares of the Company, payment in cash or by such other method as the Board of Directors may determine ("**Other Compensation**"), provided that the value of the benefit inherent in Other Compensation will not be less than the value of the benefit inherent in the Options cancelled or which have been returned to the Company, as measured on the date of the cancellation or return, as the case may be. In such a case, the value of the benefit inherent in the Options and the Other Compensation will be determined by the Company and approved by an independent outside advisor to be selected by the Company prior to replacing the Options with Other Compensation, as aforesaid.

2.2 **Allotment of the Options**

After fourteen days have passed from the delivery of the Offering Circular, the Company will allot the Options to the Eligible Employees and will deliver an

allotment document, duly signed by the Company, to each Eligible Employee. The Options will be deposited with a trustee (**the "Trustee"**) pursuant to the provisions of Section 102 of the Ordinance and the Rules.

The Company will publish, on the date of, or shortly after the publication of this Circular, notice in the work places where the Eligible Employees are employed regarding the publication of this Circular or employ such other method as may be permitted by law.

2.3 **Exercise of the Options**

The Options offered under this Circular may be realized into ordinary registered shares of NIS 1.00 nominal value (for details regarding the Exercise Shares - see Chapter Three hereof), in a manner whereby each existing Option may be exchanged for a single registered ordinary share of NIS 1.00 nominal value, subject to the adjustments set out below, in exchange for an exercise price equal to NIS 1.00. The exercise price will not be linked to the CPI or any index.

The vesting period of the Options conferred upon each Eligible Employee (as defined in Clause 1.2 hereof) will be such that the Options may be realized during the 12-month period commencing 48 months after the first day of January in the year in which the Options were allotted, unless otherwise directed by the Board of Directors. The vesting period only includes those periods during which the Eligible Employee was employed by the Company or was on unpaid leave for a period of one year or less. Notwithstanding the foregoing, the Company's board of management (or a person empowered by it for that purpose) is authorized to determine, in individual cases, at its sole discretion, that the vesting period will also include those periods during which the Eligible Employee is on unpaid leave for a period exceeding one year. The Board of Directors may, at any time, at its sole discretion, establish guidelines for the acceleration of the vesting period for all or any of the Options that have been granted according to the Plan, or regarding the lifting of restrictions pertaining to the exercise of the Options, all subject to any law.

Pursuant to the Plan, in the event of the expiry and/or cancellation of a right to exercise any option for a share offered under this Circular, for any reason, such share will revert to the pool of Retained Shares, as defined in the Plan, and the Company will, subject to law and the other terms of the Plan, allot a new Option exercisable for the same share on an allotment date thereafter, as prescribed by the Plan. An Eligible Employee will be entitled to exercise all or any of the Options allotted to him, on any Business Day, at his discretion, commencing from the date on which the Options will be exercisable, as provided above, but in no event after December 31, 2010, provided that the Exercise Notice (as hereinafter defined) has been submitted to the Company 10 Business Days prior to such date.

In this paragraph "**Business Day**" means a day on which trading takes place on the TASE.

2.4 Exercise procedure, release of the Options or shares from the Trustee and sale of the Exercise Shares

An Eligible Employee wishing to exercise his right to exercise, in whole or in part, the Options allotted to him, shall send the Company and the Trustee written notice in the form to be prescribed by the Company from time to time ("**Exercise Notice**") and which will include, inter alia, the number of Options the Eligible Employee wishes to exercise, provided that such number will not be less than 50% of the Options that have been allotted to such Employee (notwithstanding the foregoing, the number of Options actually exercised may be smaller than this figure due to the sale procedure of the Exercise Shares subject to the Options), accompanied by a power of attorney in favor of the Trustee and/or the Company, as explained below, and shall pay an amount equal to the Exercise Price multiplied by the number of the Exercise Shares, in the manner to be fixed by the Company. Shortly after receiving the Exercise Notice and the full amount of the consideration for the Exercise from any Eligible Employee and subject to review of the right of the Eligible Employee to exercise the Options granted to him, the Company will allot to the party giving a due Exercise Notice, the Exercise Shares due to him in respect thereof, which shares will be deposited with the Trustee pursuant to the provisions of Section 102 of the Ordinance.

Notwithstanding the foregoing, if no Exercise Notice reaches the Company within10 Business Days prior to the expiration of the Exercise Period, the Eligible Employee to whom the Option was granted will be regarded as having submitted an Exercise Notice and sale of the Exercise Shares on the same date. Accordingly, the Option will be automatically exercised for an Exercise Share, which will be sold on the Eligible Employee's behalf by the Trustee and/or the Company. The proceeds obtained from the sale of the Exercise Share will be remitted to the Eligible Employee after deducting the Exercise Price of the Option, which will be remitted to the Company, and after deducting the commissions involved in such Exercise and sale, and deduction of tax at source as required by law. For this purpose, in the allotment document to be issued by the Company to the Eligible Employee, the Employee will declare that he agrees to the mechanism set out in this paragraph, and empowers the Trustee and/or the Company to act in accordance therewith.

An option which has been exercised and for which an Exercise Share has been allotted, will cease to be valid. Until the date of exercise, holders of the Options will not be regarded as shareholders of the Company (by virtue of the Options), save that they will be granted the protection set out below, and become shareholders of the Company only if the Options will have been exercised pursuant to the conditions prescribed in this Circular. Commencing on the date of exercise, the Exercise Shares will rank pari passu with all the ordinary shares of the Company's capital.

Pursuant to a written request of the Eligible Employee, in a form agreed to by the Company and the Trustee, and which will be delivered to the Trustee, the Trustee will release the Options held in trust by him or the Exercise Shares arising from the exercise thereof, provided that prior to the release of such Options or Exercise Shares, the Eligible Employee has transferred to the Trustee and/or the Company, to their satisfaction, the amount of tax payable or a confirmation as to the payment of all taxes the payment of which is required upon the release of the Options or the Exercise Shares as the case may be.

In the alternative, the Company or the Trustee may sell on the Eligible Employee's behalf, the Exercise Shares arising from the exercise of the Options held in trust by the Trustee, pursuant to the Eligible Employee's instructions and an appropriate arrangement between the employee, the Trustee and the Company.

If the Trustee continues to hold any Exercise Shares after 24 months have passed from the last date of exercise of the Options conferred according to the Plan (namely December 31, 2015) (**the "Trust Termination Date"**), the Company and/or the Trustee will sell such shares, deduct tax at source, deduct and pay the commissions involved in the sale and remit the balance to the Eligible Employee. For this purpose, each Eligible Employee will sign a power of attorney in favor of the Company and/or the Trustee, in such form as will be decided by the Company and the Trustee, which power of attorney will enable the Company and/or the Trustee to act on the Eligible Employee's behalf and sell the Exercise Shares held by the Trustee on the Trust Termination Date.

2.5 **Adjustment of rights**

Until the issue of the Exercise Shares as aforesaid, the holder of the Options will have no voting rights nor the right to receive dividends or any other right of a shareholder (save for the right to exercise the Options).

No adjustments in respect of dividends or other rights will be made during the period preceding the issue of the Exercise Shares, except for the following:

2.5.1 If the Company distributes bonus shares and the determination date for the distribution thereof (**the "Bonus Date"**) falls after the date of allotment of the Options but before the date of exercise, the exercise price for each option will remain unchanged, but the number of shares which each Eligible Employee is entitled to receive at the time of exercise will increase by the number of shares that the Eligible Employee would have been entitled to as bonus shares had he exercised the option immediately before the Bonus Date, and the number of the Retained Shares will correspondingly increase, and the Company will make the necessary adjustments to its capital as required by law. Similar adjustments to those stated in this paragraph will be made in the event of a split (or consolidation) of the Company's shares.

2.5.2 In the event of a rights offer by the Company to its shareholders following the allotment date of the Options but before the date of exercise, the number of shares which each Eligible Employee is entitled to receive at the time of exercise will increase to reflect the element of benefit inherent in the rights, and the number of Retained Shares will correspondingly increase. In such a case, the value of the benefit inherent in such rights as well as the necessary adjustment required according to the foregoing will be fixed by the Company pursuant to the terms of Rule 3E(b) of Chapter Eleven of the Second Part of the TASE Rules, and will be approved by an independent outside advisor who will be selected by the Company.

2.5.3 Notwithstanding the provisions of Clauses 2.5.1 and 2.5.2 above, an employee will not be entitled to exercise an option for a fractional share, and the number of shares to which the employee will be entitled at the time of exercise of the Option according to the Plan will be rounded (up or down, as the case may be) to the nearest whole number.

2.5.4 It is clarified that a distribution of a dividend by the Company (in cash or in specie) will not affect in any way the number of Exercise Shares or the Exercise Price, nor obligate the Company to make any adjustment in connection with the Option and/or the Exercise Shares.

2.5.5 In the event of a structural change in the Company ("**Structural Change**"), the merger of the Company with or into another company, either by way of a share exchange, cash purchase or otherwise ("**Merger**") or sale of all or most of the Company's assets or its issued capital to any third party ("**Sale**"), the Board of Directors may, inter alia, at its election, and subject to any law:

2.5.5.1 Determine that each option will be replaced or converted into an option of equal value in the New Company following the Merger or the Sale, and implement for such purpose changes in the exercise price (if and to the extent these will be required), all subject to the discretion of the Board of Directors; or

2.5.5.2 Determine that each option will be adopted by the New Company in a manner whereby it will be exchangeable for a share of the New Company, subject to the adjustments and changes that will be determined by the Board of Directors; or

2.5.5.3 Determine that each option will be cancelled or be returned to the Company, and the Company shall pay the Eligible Employee financial compensation for such cancellation or return of the Option, as the case may be, provided that the value of the benefit inherent in the compensation will not be less than that inherent in the Options which have been cancelled or returned to the Company, as measured on the date of the cancellation or return, as the case may be; and

2.5.5.4 Perform any act and/or adjustment relating to the Options and the terms thereof as may be required in its discretion.

For the purpose of the provisions of this Clause, the term "**New Company**" shall refer to the company with whom a Merger or a transaction of Sale has been made or which steps into the shoes of the Company after the Structural Change.

2.5.6 Unless otherwise prescribed by the Board of Directors, in the event of a winding-up of the Company, all options that have been allotted to the Eligible Employees will immediately expire prior to the winding-up of the Company. In such event, the Board of Directors may declare that all or some of the Options will expire on a certain pre-determined date, and enable all or part of the Eligible Employees to have the right to exercise the Options conferred upon them, and the Board of Directors may determine that the ability to exercise such Options will similarly apply with respect to options which, according to the terms thereof, were not exercisable on the date so fixed.

2.6 **Exceptions to the Exercise of the Options - Termination of Employment**

In the event an Eligible Employee ceases for any reason whatsoever to be employed by the Company ("**Termination of Employment**"), (in this Clause 2.6 the term "**Company**" also includes a subsidiary or an affiliate of the Company), the Options to which this Circular relates will expire, as detailed below, unless otherwise determined by the Board of Directors:

2.6.1 The date of the Termination of Employment will be the date on which the employer-employee relationship between the Eligible Employee and the Company will cease ("**Termination of Employment Date**").

2.6.2 On the Termination of Employment Date, all the Options that have been allotted to the Eligible Employee under this Circular, for which the vesting period is still pending, will expire. Upon the expiry of the Options, all the Eligible Employee's rights and/or those of his heirs in connection with the Options, including the right to purchase the Exercise Shares, will expire. The Options that have been allotted to the Eligible Employee and for which the vesting period has ended by the Termination of Employment Date, may be exercised by the Eligible Employee during the 60-day period following the Termination of Employment Date, unless otherwise provided by the Board of Directors.

If no Exercise Notice reaches the Company before 60 days have passed following the Termination of Employment Date, the Eligible Employee will be regarded as having submitted an exercise and sale notice of the Exercise Shares on such date. Accordingly, the Options that were allotted to an Eligible Employee where the vesting period ended on or prior to the Termination of Employment Date will be exercised automatically, and the Exercise Shares will be sold on behalf of the Eligible Employee by the Trustee and/or the Company. The consideration obtained from the sale of the Exercise Shares will be remitted to the Eligible Employee after deducting the exercise price of the Options, which will be remitted to the Company, after deducting the commissions involved in such exercise and sale, and deduction of tax at source as required by law. For such purpose, in the allotment document to be issued by the Company to the Eligible Employee, the Eligible Employee will declare that he agrees to the mechanism set out above and empowers the Trustee and/or the Company to act in accordance therewith.

2.6.3 Notwithstanding the foregoing, if the Termination of Employment of the Eligible Employee by the Company results from retirement, a voluntary retirement plan of the Company, taking an early pension, or, God forbid, death or Loss of Earning Capacity (as defined below), all the Options allotted to the Eligible Employee until the Termination of Employment Date of the Employee will be exercisable by the Employee or his legal heirs (as the case may be) at the end of the vesting period, as if the employment of the Eligible Employee in the Company had not ended.

"**Loss of Earning Capacity**" shall mean for purpose of this sub-clause the inability of the Eligible Employee to carry out his job function as a result of injury and/or sickness for a period of at least 6 consecutive months.

2.6.4 Notwithstanding the foregoing, if the Eligible Employee has been dismissed in circumstances which do not entitle him to severance pay as provided by the Severance Pay Law, 5723-1963, and subject to any law, all the Options allotted to him will expire, including Options for which the vesting period has ended.

2.6.5 An Eligible Employee who takes unpaid leave for a period of one year or less, will continue to be regarded as an employee for purposes of the Plan, while an Eligible Employee who takes unpaid leave for a period exceeding one year will be regarded as having terminated his employment, and ceases to be an employee for purposes of the Plan, as of the first day following one year on unpaid leave.

2.6.6 Notwithstanding the foregoing, the board of management of the Company or such person authorized on its behalf, shall be authorized to determine, in individual cases, at its sole discretion, that an Eligible Employee taking unpaid leave for a period exceeding one year will continue to be regarded as an employee for purposes of the Plan.

2.6.7 Subject to the provisions of the Plan regarding an adverse change in the conditions of allotted Options, the Board of Directors may prescribe, at any time and in its sole discretion, time periods and conditions with respect to any particular employee or generally which may be different from those set forth herein.

2.6.8 It is clarified that in no event will it be possible to exercise an Option after the expiration of the Exercise Period.

2.7 **<u>Transferability of the Options</u>**

Unless otherwise prescribed by the Board of Directors, the Options will not, in any event, be transferable and/or assignable, save for transmission to legal heirs. In the event of such transmission, the terms of the Option and the provisions of the Plan will be binding upon the heirs.

2.8 Tax Implications on Allotment of Options, Their Exercise into Shares and Sale of Shares Realized

2.8.1 General

On June 29, 2004, the Income Tax Commission approved the Plan as a share allotment plan through a trustee, pursuant to the provisions of Section 102 of the Ordinance.

The Company's duty to allot Exercise Shares at the time the Options are realized or to carry out any other act in connection with or in respect of Options or Exercise Shares is subject to the full compliance with all duties to pay income tax or other compulsory payments that apply (to the extent they apply) including deduction of any tax or compulsory payment required by law.

In the event of any liability for tax or any other compulsory payment (National Insurance, State Health Tax, etc.) in respect of and/or as a result of the Plan (whether in Israel or abroad), including in respect of the allotment of the Options to the Eligible Employees, the exercise thereof into shares, the sale of the Exercise Shares, receipt of dividend or any other benefit in respect of the Options or the Exercise Shares, it will be borne by the Eligible Employees in accordance with law (to the extent it applies by law to such Employee). The Eligible Employees will indemnify the Company and/or the Trustee in respect of any payment or claim for payment of any tax payable as aforesaid, if payable, and the Company may deduct from the sums becoming due to the Employee any balance of the Eligible Employee's debt to the Company, to the extent that such a debt exists in respect of such indemnity.

2.8.2 Taxes Applicable to Options Offered Within the Scope of Section 102 to Israeli Employees

The grant of Options in accordance with this Circular is made subject to the provisions contained in Section 102 of the Ordinance and is also subject to the Rules. Accordingly, the Company has elected the capital gains track prescribed by Section 102(b)(2) of the Ordinance for the purpose of taxing the income of Eligible Employees from the Options.

In accordance with Section 102 and the Regulations, the following provisions will apply:

[a] Date of liability for tax

The Eligible Employee's income from the allotment of the Options is tax-exempt at the time of allotment, but will be liable for tax at the time the shares deriving from the exercise of the Options are sold ("**Exercise Shares**") or the Options or Exercise Shares are transferred from the Trustee into the name of the Employee ("**Transfer**").

[b] Rate of tax

Pursuant to the capital gains track, if the Options or the Exercise Shares are held by the Trustee until the expiration of the period required by the Ordinance for the capital gains track, or until the expiration of such other period as may be approved by the Tax Authority (**the "Trust Period"**), part of the benefit inuring to the Eligible Employee from the sale of the Exercise Shares up to no higher than the average value of the Company's shares on the TASE at the end of the 30 day trading period preceding the allotment of the Options, will be regarded as income from work under Section 2(2) of the Income Tax Ordinance, such income to be adjusted to the Consumer Price Index up until the date of sale of the Exercise Shares or the execution of a Transfer, and the balance of the value of the benefit will be regarded as a capital gain liable to tax at the rate of 25%.

The Eligible Employee will not be entitled to sell Exercise Shares or execute a Transfer prior to the expiration of the Trust Period. Moreover, the rights conferred by virtue of the Exercise Shares, including bonus shares, but excluding dividends paid in cash ("**Rights**"), will be deposited with the Trustee until the expiration of the Trust Period, and the capital gains track will apply thereto.

2.8.3 The terms of Clause 2.8 above reflects the law in force on the date of the Circular. The legal provisions relating to the compulsory payments and tax aspects in respect of the Options granted under this Circular are liable to change from time to time.

2.8.4 The Trustee will not execute any transaction or act in connection with the Options and/or the Exercise Shares held by him, and will not transfer, assign, withdraw, attach or charge them voluntarily and will not grant with respect thereto any power of attorney or instrument of transfer, of either immediate effect or which will come into effect at a future date, except for a transfer based on a will or by operation of law, until after the applicable tax as aforesaid has been paid or until payment of the tax has been secured.

2.8.5 So long as the Exercise Shares are held by the Trustee in trust for an Eligible Employee, the voting rights attaching to the Exercise Shares will be vested solely in the Trustee. The Trustee will not vote in respect of Exercise Shares that are held by him on behalf of the Eligible Employee, and such Employee will be entitled to vote in respect of the Exercise Shares at meetings of the Company's shareholders only in accordance with a power of attorney from the Trustee.

2.8.6 So long as the Exercise Shares are held by the Trustee in trust for an Eligible Employee, cash dividends which may be distributed in respect thereof will be transferred directly to the Eligible Employee, all as determined by the Company's Board of Directors, at its sole discretion and subject to any law, prior to implementing the distribution of such dividend.

The foregoing does not purport to be an authoritative interpretation of the tax provisions mentioned above, or an exhaustive description of the general provisions of law pertaining to taxes which may apply in connection with the Options being offered to the Eligible Employees, and does not serve as a substitute for legal and professional advice on the subject. As is usual when deciding on an investment, each Eligible Employee receiving Options who decides to exercise them must consider the various tax aspects and tax implications that his investment will have. The Eligible Employee must consult his professional advisors, including legal and tax counsel, having regard to his own particular circumstances.

2.9 Consideration for the Options Offered

The Options offered are offered for no consideration. Assuming all the offered Options are exercised, the Company will receive proceeds amounting to NIS 4,050,000, without linkage to the CPI. The amount to be received by the Company was determined according to the exercise price determined by the Board of Directors on the date it resolved to grant the Options, multiplied by the number of Options offered at such exercise price, as set out in this Chapter.

Chapter 3 - The Exercise Shares

The Exercise Shares will rank equally with all the ordinary shares of the Company's capital. All the shares in the Company's capital are registered shares, having a nominal value of NIS 1.00.

Details concerning the provisions contained in the Company's Articles of Association, relating to the rights attaching to the Company's shares (and to the Exercise Shares), are set out below:

3.1 **Voting rights**

Each ordinary registered share confers upon the holder thereof the right to receive notices of and to attend general meetings of the shareholders of the Company, and the right to one vote in respect of each ordinary share whenever votes are cast at any general meeting of the Company attended by the holder thereof.

3.2 **Rights to dividend and distribution of bonus shares**

All ordinary shares in the Company's capital rank equally among themselves and confer upon the holders thereof the right to receive dividends (if and when distributed), the right to receive bonus shares (if and when distributed), and the right to participate in the distribution of surplus assets of the Company after the

winding-up thereof according to the proportionate share thereof in the Company's issued share capital.

Shareholders entitled to dividends are the shareholders on the date of the resolution regarding the dividends or on such later date as may be determined by the resolution. The Company's resolution to distribute dividends or bonus shares shall be adopted by the Board of Directors of the Company.

Subject to any special rights or restrictions attaching to any shares, dividends in cash and bonus shares will be paid and distributed to the shareholders in proportion to the capital amount paid on the nominal value of the shares held by them, disregarding any premium paid thereon.

No dividend or monies or benefits in respect of a share will bear interest.

The Board of Directors may deduct from any dividend or monies or benefits in respect of a share, such sums as the holder of such share owes the Company on account of calls at such time.

The Board of Directors may withhold any dividend or bonus shares or monies or benefits in respect of a share over which the Company has a charge, and apply such dividend or bonus shares or monies or benefits in discharge of the debts or liabilities in respect of which the Company holds a charge.

In order to execute any resolution regarding a distribution as defined in the Companies Law, 5759-1999 (**the "Companies Law"**) the Board of Directors may, as it deems fit, settle any difficulty arising in relation to the distribution, and take such steps as are required for that purpose. Shares of a value less than that resolved by the Board of Directors will not be taken into account for the purpose of adjusting the rights of shareholders.

The Board of Directors may determine from time to time the manner of paying the dividend or the distribution of the bonus shares and the arrangements relating thereto to registered shareholders or with respect to those holding share warrants. Without derogating from the generality of the foregoing, the Board of Directors may pay any dividend or monies in respect of shares by sending a cheque by post to the address of the shareholder as registered in the register of shareholders of the Company. The dispatch of any such cheque will be at the risk of the shareholder.

In the event of a declaration of dividend, distribution of shares or debentures following a capitalization or grant of any rights to members, for subscription to shares as yet unissued, the Board of Directors will publish a notice thereof at least once in two daily newspapers in Israel.

A dividend, the payment of which has not been claimed within a period of seven (7) years from the date of the resolution to distribute the same, will be regarded as having been waived by the person entitled thereto and such dividend will revert to the ownership of the Company.

3.3 **Increase of Capital and Modification of the Rights Attaching to the Company's Shares**

A general meeting of the shareholders may decide upon the following matters by a resolution passed by a simple majority:

1. To increase its registered share capital by such amount as will be resolved, by creating new shares on such conditions and with such rights as the resolution prescribes. Such resolution may be adopted whether or not all the shares for the time being have been issued or a resolution exists for the issue thereof and whether or not they have yet to be issued or resolved to be issued.

2. To cancel any registered capital which has not been allotted, provided no undertaking, including a contingent undertaking, on the part of the Company exists to allot such registered share capital.

3. To vary, cancel, convert, extend, add to or otherwise modify the rights, privileges, advantages, restrictions and terms whether or not for the time being related to the Company's shares.

4. To consolidate and redistribute its share capital into shares of larger or smaller denominations than those of the existing shares.

5. To reduce its share capital in such manner and on such terms and subject to obtaining such approvals as are required by law.

6. To make any other change in the Company's share capital or the rights attaching to its shares, to the extent that such power is not vested in any other organ of the Company.

The rights conferred upon the holders of any shares, including preference shares (as defined in the Securities Law, 5728-1968), will not be deemed to have been varied by the creation or issue of additional shares ranking pari passu with them, unless otherwise stipulated by the terms of issue of such shares.

The Board of Directors of the Company may:

1. Issue shares and other securities, including convertible or realizable securities, up to the amount of the Company's registered share capital, and may similarly allot the same (or otherwise deal therewith) to such persons, in exchange for cash or other non-cash consideration, on such exceptions and conditions, at a premium or at par or at a discount, at such times as it deems fit; and grant any person the right to demand the allotment of any shares during such time period and against such consideration as the Board of Directors may determine.

2. Issue redeemable securities and redeem the same in such manner and on such conditions as it may resolve from time to time.

3. Resolve to issue a series of debentures within the scope of its authority to borrow on the Company's behalf, and to the limit of such power.

Upon the issue of shares the Board of Directors may establish different conditions for the shareholders in relation to the consideration, the amounts of the calls and/or the dates of payment thereof.

3.4 **Transfer of Shares**

No transfer of shares of the Company will be registered without a proper instrument of transfer being delivered to the Company. The instrument of transfer of a share in the Company will be signed by the transferor and transferee, and the transferor will be deemed to remain the shareholder until the transferee's name is registered in the register of shareholders in respect of the share transferred.

Any document (including the certificate of the share being transferred) that the Board of Directors may require in connection with the transfer must be submitted to the Company together with the instrument of transfer.

The Board of Directors may decline to recognize the instrument of transfer until the certificate of the share being transferred is attached thereto, together with such other evidence as the Board of Directors may demand to prove the transferor's right to transfer the share, and payment of a transfer fee if prescribed by the Board of Directors.

3.5 **Notices to Shareholders of General Meetings**

A notice convening a general meeting will be published in at least two Hebrew daily newspapers having a broad circulation, and will include the agenda fixed for the meeting, the proposed resolutions and arrangements regarding poll cards as the case may be.

The Company is not bound to personally serve notice of a general meeting on a shareholder registered in the register of shareholders.

3.6 **General Meetings of the Company's Shareholders**

There will be a quorum for holding a general meeting when at least two shareholders holding at least twenty-five per cent (25%) of the voting rights are present, within half an hour of the time appointed for the meeting to proceed to business.

If within half an hour of the time appointed for the meeting to proceed to business a quorum is not present at the general meeting, the meeting will stand adjourned to the same day in the next week at the same time and place, or to such other time if specified in the invitation to the meeting or the notice of the meeting. If no quorum is present at the adjourned meeting within half an hour of the time appointed therefor, the meeting will take place with such number of participants as are present. Notwithstanding the foregoing, if the general meeting has been convened upon requisition by shareholders as provided in Sections 63(b)(2) or 64(a) of the Companies Law, the adjourned meeting will be held only if there are present at least that number of shareholders required to convene a meeting as provided in those sections of the Law.

A general meeting at which a quorum is present may resolve to adjourn the meeting to such other time and place as it may determine. At the adjourned meeting, only the business appearing on the agenda of the original meeting and for which no resolution has been passed, will be transacted. If the general meeting is adjourned for a period exceeding 21 days, notices of the adjourned meeting will be given as stated in Clause 3.5 of this Circular.

3.7 Election of the Members of the Board of Directors

The number of members of the Board of Directors will be fixed from time to time by a resolution of the general meeting of the Company. The number of members of the Board of Directors will not be less than seven (7) nor greater than fifteen (15).

The directors of the Company will be appointed by a resolution adopted by a general meeting of the shareholders present at the meeting personally or by proxy. Notwithstanding the foregoing, the Board of Directors may resolve, from time to time, to appoint an additional director or directors whether as an additional director, or in order to fill the position of a director that has fallen vacant for any reason, provided that every such appointment and any change in such appointment will be made in accordance with the provisions of a voting agreement between the shareholders of the Company entitled to appoint directors, a signed copy of which has been given to the Board of Directors.

A director will take up office on the date of his appointment or at such later date in the future, in accordance with the resolution of the general meeting or of the Board of Directors, as the case may be, which appointed the director. Such appointment will continue until it is terminated or discontinued.

A director may resign by written notice given to the Board of Directors, the chairman of the Board of Directors or the Company, and such resignation will enter into effect on the date the notice is given, unless a later date is prescribed in the notice. The director's notice of resignation will contain the reasons for his resignation.

Upon notice of a director's resignation being received, notice thereof and the reasons given therefor shall be submitted to the Board of Directors, and they shall be recorded in the minutes of the next meeting convened after the resignation.

The general meeting may, at any time, remove a director from office. In addition, the Board of Directors may remove from office a director that it appointed, provided that such termination of service shall be made with the consent of the shareholders. A director removed from office will be given a reasonable opportunity to present his case to the general meeting or the Board of Directors, as the case may be.

Without derogating from the causes enumerated in the Companies Law, the office of a director will be vacated in any of the following cases: if he has resigned his office, been removed from office, been convicted of an offence under the law, by a decision of a court of law made according to the law, if the director has been adjudicated bankrupt, and, if a corporate body, a resolution has been passed for its voluntary liquidation or a winding-up order is made against it, upon the date of

adoption of a resolution by the Board of Directors terminating his office, if he has become legally incompetent, upon the expiration of the period for which he was elected and if the director was absent from six consecutive meetings of the Board of Directors or from eight non-consecutive meetings of the Board of Directors during one year, provided, however, that the Board of Directors may allow a director's membership to continue if the absences occurred during a period of time not exceeding six months.

A director who has ceased to hold office may be re-appointed. If no director is appointed or if the office of a director is vacated, the remaining directors may act in all matters so long as their number has not fallen below the minimum prescribed for the time being for meetings of the Board of Directors.

Chapter 4 – Details Regarding the Company's Share Prices

The following sets out details of the highest and lowest prices at which the Company's shares were traded in 2004 and 2005, and during the period between January 1, 2006 and January 12, 2006 on the TASE (without taking into account dividend distributed during the same period):

TASE Price	In the Period Between 1 January and 12 January 2006		2005		2004	
	Date	NIS Price	Date	NIS Price	Date	NIS Price
High	04.01.06	22.40	30.11.05	20.28	30.12.04	14.57
Low	10.01.06	20.17	05.01.05	14.13	08.01.04	10.89

The share price on the TASE on January 12, 2006 (the last trading day before the date of this Circular) was NIS 21.11.

Chapter 5 – Reference to Financial Statements

Eligible employees are referred to the Company's financial statements as at December 31, 2004, published on March 21, 2005, the Company's financial statements as at March 31, 2005, published on May 18, 2005, the Company's financial statements as at June 30, 2005, published on August 17, 2005, and the Company's financial statements as at September 30, 2005, published on November 22, 2005.

The Company also refers the Eligible Employees to the Immediate Reports that were published by it commencing January 1, 2006 (excluding those reports regarding changes in the holdings of institutional bodies), as follows:

Date of Publication of Immediate Report	Subject matter
January 1, 2006	Bank of Israel gave instructions to sell holdings (66%) in Bank Otsar HaHayal within 35 days
January 4, 2006	Mizrahi Tefahot offers to purchase Hapoalim's holdings in Otsar HaHayal (68%) at 153% of its equity
January 8, 2006	Holdings of interested parties
January 10, 2006	Hever will not realize an option to purchase 10% of Otsar

	HaHayal; will receive NIS 60 to 65 million
January 11, 2006	The Bank undertook to sell its holdings in Otsar HaHayal by February 2, 2006
January 12, 2006	Board of Directors' resolutions – to approve the operational plans of the Bank for the year 2006

Date: January 15, 2006

Respectfully yours,

Bank Hapoalim B.M.

Name of signatory on behalf of the Corporation: Shlomo Braun
Title: Member of the Board of Management, Head of Human Resources and Logistics
Name of signatory on behalf of the Corporation: Arik Pinto
Title: Manager of Human Resources Division

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 15/01/2006
Reference: 2006-01-010137

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.01	2.01	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,386,131	6.86	6.86	6.81	6.81

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,147,331*
Change in Quantity of Securities: *238,800*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 28/12/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 22/01/2006
Reference: 2006-01-013458

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.01	2.01	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,090,231	6.83	6.83	6.79	6.79

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,386,131*
Change in Quantity of Securities: *-295,900*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 28/12/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Date: 24 January 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, and further to the immediate reports of January 1, 2006 and January 10, 2006, Bank Hapoalim B.M. (hereinafter "the Bank") hereby advises that during the night between January 23 and 24, 2006, an agreement was signed between the Bank and The First International Bank of Israel Ltd. (hereinafter "Beinleumi"), according to which the Bank is to sell to Beinleumi all of its holdings in Bank Otsar HaHayal Ltd.(hereinafter "Otsar HaHayal"), i.e. approximately 68% of the capital rights and approximately 66% of the voting rights in Otsar HaHayal, for a consideration of approximately NIS 703 million, subject to adjustments, according to the equity of Otsar HaHayal as at December 31, 2005, which consideration constitutes approximately 185% of the equity.

The agreement of sale provides for arrangements over a period of three years, during which the Bank will continue to provide services to Otsar HaHayal, in accordance with the agreement in existence since 1997 and which is valid until the end of 2011, for the purpose of ensuring that Otsar HaHayal will be able to provide its customers with all the banking services, as was the case until now, at the cost which was agreed under the relationship between them. In any event, assurance was given that for the current period and for an additional period of three years (until the end of 2011), Otsar HaHayal would pay the Bank a sum of NIS 20 million per year, even if it ceases to receive operational services from the Bank. Those obligations are backed by the obligation of Beinleumi.

Moreover, arrangements were put in place for the continued relationship between Otsar HaHayal and the Isracard group of companies.

Upon completion of the sale, the Bank is expected to record in its financial statements a net profit of approximately NIS 255 million.

In addition, Beinleumi granted to the Bank an option to receive from it, by assignment of right, its entire share of the credit provided by a consortium of banks to a company owned by Mr. Gad Zeevi, including the collateral securities therefor, which credit is secured in the main by a charge over shares in Bezeq The Israel Telecommunication Corp., Ltd. (hereinafter- "Bezeq"), which were purchased with the finance provided at the time by the consortium.

If the Bank exercises the option, it will pay Beinleumi, in consideration of receiving Beinleumi's entire share of the credit, including the collateral securities therefor, an amount based on Beinleumi's proportionate share in the charge over the shares of Bezeq (approximately 2.82% of all Bezeq shares), according to the price of the Bezeq shares on the stock exchange, at about the time the option is exercised by the Bank.

The boards of directors of the Bank and Beinleumi are expected to approve the agreement in the course of the day.

The completion of the transaction is subject to obtaining the necessary permits and approvals, which include a permit from the Governor of the Bank Israel and the approval of the Anti Trust Commissioner.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576


bank hapoalim

Date: 26 January 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report in accordance with Regulation 36 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Bank Hapoalim B.M. (hereinafter – "the Bank"), hereby notifies, further to the immediate reports made public on December 5, 2005 and December 28, 2005, that on January 26, 2006, at about noon, the transactions entered into between two subsidiary companies fully owned by the Bank: Diur B.P. Ltd. (hereinafter- "Diur") and Tarshish – Hapoalim Holdings and Investments Ltd. (hereinafter - "Tarshish"), and the company Delek Real Estate Ltd. (hereinafter - "Delek Real Estate"), were completed, a transfer of shares of the company Industrial Buildings Ltd. was executed from Diur to Delek Real Estate, and concurrently therewith shares of Delek Real Estate were allotted to Tarshish, all as set forth in the aforesaid immediate reports.

Yours faithfully,

Yoram Weissbrem Secretary of the Bank	Sharona Tamir, Advocate Deputy Secretary of the Bank

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 31/01/2006
Reference: 2006-01-019170

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.33	16.33
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.97	6.97
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.01	2.01	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.75	1.75
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.75	1.75
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,041,831	6.83	6.83	6.78	6.78

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,090,231*
Change in Quantity of Securities: *-48,400*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 28/12/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 06/02/2006
Reference: 2006-01-002584

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ○ On ________________
- ● From 01/01/2006 until 31/01/2006

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Conversion of option warrants into shares of the Corporation.

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
01/01/2006	*Realization of options*	*Options*	*6620181*	*291,665*	*No*
01/01/2006	*Realization of options*	*Options*	*6620173*	*1,473,331*	*No*
01/01/2006	*Realization of options*	*Options*	*6620165*	*375,000*	*No*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,258,010,840	1,260,150,836

Explanation: All categories of shares should be specified – including shares which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Quantity in the last report	Present quantity

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an uptodate file of the corporations securities lists, as well as the shareholders lists, the option holders notebook, and the bond holders notebook
lists_isa.pdf

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 28/12/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Date of Print : 30/01/2006
Page no. : 1

List of Option holders by Identification Number

As of : January 30, 2006

Security No. : 662452 BNHP Options for realization for Executives

Customers I.D.	Customer Category	Customer's Name & Address	Certificate No. Date of Registration	Amount of shares
784637	1 -	Avigdor Steinberg Bank Hapoalim B.M, Tel Aviv	184 18/01/2006	41,666.00
			Total :	41,666.00
8130999	1 -	Menahem Zutah Bank Hapoalim B.M., Tel Aviv	121 02/01/2005	108,333.00
			165 01/01/2006	108,333.00
			Total :	216,666.00
			Total Capital :	258,332.00

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at : 31.1.2006

List of Shareholders of Bank hapoalim B.M	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Nominee Company of Bank Hapoalim B.M	917,697,707	72.8244	72.3372
A. Shares of Core of Control			
Arison Holdings (1998) Ltd.	141,743,980	11.2482	11.1729
Israel Salt Industries Ltd.	38,060,238	3.0203	3.0001
Madlen LLC	25,418,933	2.0171	2.0036
BH Israel LLC	22,204,185	1.7620	1.7502
BH Investment Associates LLC	22,204,185	1.7620	1.7502
Total	249,631,521	19.8097	19.6771
B. Free Shares			
Arison Holdings (1998) Ltd.	45,185,071	3.5857	3.5617
Israel Salt Industries Ltd.	47,604,203	3.7777	3.7524
Total	92,789,274	7.3633	7.3141
Savion Tal	27,000	0.0021	
Don Maxwell	2,450	0.0002	
Vardi Rachel	780	0.0001	
Agmon Eliyahu	700	0.0001	
Barkner Albert	603	0.0000	
Levi Victoria	544	0.0000	
Geva Ariyeh	100	0.0000	
Pentzer Nathan	75	0.0000	
Zachs Eran	40	0.0000	
Newman David	10	0.0000	
Yehuda Bar Lev	10	0.0000	
Aaron Elias	10	0.0000	
Kelev Victoria	5	0.0000	
AMM G. Investements & Financials Ltd.	2	0.0000	
Livnat Raz	1	0.0000	
Zektzer Ram	1	0.0000	
Kramer Moshe	1	0.0000	
Erez Tal	1	0.0000	
Feldman Avi	1	0.0000	Diluted Capital as at January 31, 2006
	1,260,150,836	100.0000	1,268,639,063

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 07/02/2006
Reference: 2006-01-003064

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to
Purchase Shares (Securities Convertible into Share Capital)

Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *February 7, 2006* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Option warrants*
Quantity of Securities Allotted: *59069*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Realization/Conversion of Securities: *Ordinary Shares of NIS 1.- n.v.*
Stock Exchange Number of the Share Resulting from Realization of the Security: *662684*
Quantity of the Shares Which Will Result from Realization/Conversion in Full of Securities: *59069*
Amount of Realization Premium Which Will Be Obtained from Realization/Conversion in Full of the Securities into Shares: *NIS 59069*
Period During Which Securities May Be Realized: *From January 1, 2010 to December 31, 2010*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees which was published on *January 15, 2006* and the reference number thereof is *2006-01-009864*.

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 28/12/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 07/02/2006
Reference: 2006-01-003067

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to
Purchase Shares (Securities Convertible into Share Capital)

Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *February 7, 2006* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Option warrants*
Quantity of Securities Allotted: *4044014*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Realization/Conversion of Securities: *Ordinary Shares of NIS 1.- n.v.*
Stock Exchange Number of the Share Resulting from Realization of the Security: *662684*
Quantity of the Shares Which Will Result from Realization/Conversion in Full of Securities: *4044014*
Amount of Realization Premium Which Will Be Obtained from Realization/Conversion in Full of the Securities into Shares: *NIS 4044014*
Period During Which Securities May Be Realized: *From January 1, 2010 to December 31, 2010*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees which was published on *January 15, 2006* and the reference number thereof is *2006-01-009873*.

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 28/12/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Re: Bank Hapoalim B.M. – Immediate Report Concerning Notice to Convene a Special General Meeting of the Shareholders of the Bank

A. We are pleased to advise you that the Board of Directors of Bank Hapoalim B.M. (hereinafter –"the Bank"), at its meeting held on February 13, 2006, at 01:00 p.m., resolved to convene a special general meeting of the shareholders of the Bank, to be held on Wednesday, the 8th day of March, 2006, at 12:00 noon in the conference room of the Bank, Levinstein Tower, 23 Menahem Begin Road, Third Floor, Room 313, Tel-Aviv.

B. The Board of Directors resolved to recommend that the special general meeting of the shareholders adopt the following resolutions with reference to the items of business on the agenda for the special general meeting as follows:

1. As to Item 1 on the agenda for the special general meeting:

   To appoint Ms. Nira Dror as an external director of the Bank, in accordance with the provisions of the Companies Law, 5759-1999 ("the Companies Law").

   The appointment of the candidate Ms. Nira Dror to the office of external director in accordance with the Companies Law, is subject to the approval of the Bank of Israel.

2. As to Item 2 on the agenda for the special general meeting:

   To appoint Ms. Pnina Dvorin as a director of the Bank.

3. As to Item 3 on the agenda for the special general meeting:

   a. To ratify a change in the period of the insurance policy for insuring directors' and office holders' liability, the expiry date of which was fixed at February 18, 2006, by the same being cancelled on December 19, 2005 and a new policy being issued on the same date, i.e. December 19, 2005, for a period of 530 days, ending on June 1, 2007, on parallel terms to the existing policy, except for a reduction in the insurance premium payable under the insurance policy.

      The following are the essential features of the terms of the insurance policy which covers all of the directors and the office holders:
      The Insurer: Clal Insurance Company Ltd.
      Period of Insurance: December 19, 2005 – June 1 2007 (530 days)
      <u>Deductibles:</u>
      For an office holder (including a director): O
      For the Company: The deductible for the Bank amounts to US$ 200,000, except for the deductible for the Bank in the USA and Canada which amounts to US$ 375,000 (the same as in the policy ended December 18, 2005).

Limit of Liability: Up to a cumulative and inclusive amount of US$ 175 million for the Period of Insurance with respect to a claim or an accumulation of claims for the whole Period of Insurance and at a premium amounting to US$3,278 thousand. Furthermore, the insurance policy covers an additional amount of US$ 35 million on account of legal expenses in Israel.

Note: Directors and office holders have an additional coverage of US$ 25 million under the banking insurance policy. (In all, the insurance coverage for office holders amounts to US$ 200 million).

(Hereinafter – "the essential features of the coverage and the insurance").

b. With respect to Mr. Dan Dankner who is a director and a controlling party, to approve and recommend to the special general meeting to approve as follows:

To approve that Mr. Dan Dankner be insured within the framework of the insurance policy for insuring directors' and office holders' liability, as provided under Item B.3.a. on the agenda for the general meeting as specified above, together with all other office holders (who are not controlling parties of the Company), on exactly the same conditions, without any distinction, in accordance with the terms of the coverage and the insurance which are specified under Item B. 3.a. above.

An advertisement on the subject of ratifying the change in the period of the insurance policy for insuring the abovementioned liability with regard to Mr. Dan Dankner, who is a director and a controlling party of the Bank, within the meaning of this term in the Companies Law, is being published separately as required by and in accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001.

4. As to Item 4 on the agenda for the special general meeting:

a. To amend Article 14 of the Articles of Association of the Bank, so that the text thereof complies with the Companies Law and the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005 (hereinafter – "the Companies Voting in Writing Regulations"), and the provisions thereof at any time, which enable voting to be made in writing or through the internet.

For this purpose, there shall be added to the text of the existing Article 14 a new sub-article l., as follows:

"14.l In addition to the provisions of this Article 14, with all of its sub-articles, a shareholder may vote in writing, or through the Internet, in accordance with and subject to all of the provisions which may from time to time be in effect under the Law and the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005, and in any case only with respect to

such matters as may be expressly prescribed by law as matters with respect to which shareholders may vote in such a way."

b. At the annual general meeting of November 10. 2005, a resolution was adopted amending Article 24 of the Articles of Association of the Bank by replacing sub-articles 24.a., 24.b. and 24.c. (which deal with the indemnification of office holders) with the text approved by that meeting.
Due to a clerical error, sub-articles 24.d. and 24.e., which deal with the insurance of office holders, were not stated in the text of Article 24 which was tabled for approval, and there was never any intention of modifying or canceling the aforesaid sub-articles.
In order to remove any doubt, the validity of Articles 24.d. and 24.e. of the Articles of Association is hereby reaffirmed, according to the text which was in effect prior to the annual general meeting held on November 10, 2005 as follows:

"24.d. The Company may enter into a contract for insuring the liability of an office holder of the Company on account of liability imposed upon him following an act committed by him by virtue of his being an office holder thereof, in any of the following:

1. Breach of duty of care towards the Company or any other person;
2. Breach of trust owed to the Company, provided that the office holder acted in good faith and had reasonable grounds for assuming that the act would not affect the good of the Company;
3. Any pecuniary liability imposed upon him in favour of any other person.

24.e. The Company will not enter into a contract for insuring the liability of an office holder thereof and will not indemnify an office holder thereof and will not exempt an office holder thereof from liability towards the Company on account of any of the following:

1. Breach of trust, except for breach of trust owed to the Company, provided that the office holder acted in good faith and had reasonable grounds for assuming that the act would not affect the good of the Company; Breach of duty of care committed intentionally or recklessly;
2. An act intended for the purpose of deriving personal gain unlawfully;
3. A fine or penalty imposed upon him."

5. As to Item 5 on the agenda for the special general meeting:

Provision of letters of indemnity to directors of the Bank (who are not deemed to be controlling parties of the Bank, within the meaning of this term in the Companies Law, 4759-1999 (hereinafter – "the Companies Law")), Mesdames Pnina Dvorin and Nira Dror:

a. Subject to confirmation of the appointment of the aforesaid Mesdames Pnina Dvorin and Nira Dror as directors of the Bank (who are not deemed to be controlling parties of the Bank, within the meaning of this term in the Companies Law), pursuant to the resolution of this special general meeting, as specified above in Items 1 and 2 of the agenda for this special general meeting, it was resolved to approve the provision by the Bank of an undertaking to indemnify Mesdames Pnina Dvorin and Nira Dror (hereinafter – "the Office Holders") in accordance with the principles for indemnifying office holders of the Bank, which were approved by the special general meeting held on July 21, 2002 (hereinafter-"the July 21, 2002 Meeting"), and in accordance with the terms of the indemnity for office holders of the Bank which were approved by the special general meeting held on December 23, 2002 (hereinafter-"the December 23, 2002 Meeting"), and following the adjustment of the text of the letter of indemnity to the provisions of the Companies Law, as in effect at any time, and the approval thereof by the annual general meeting of the shareholders of the Bank held on November 10, 2005 (hereinafter-"the November 10, 2005 Meeting").

   The principles and conditions for indemnifying office holders of the Bank which were approved by the July 21, 2002 Meeting, by the December 23, 2002 Meeting and by the November 10, 2005 Meeting, shall hereinafter be referred to jointly in short as "the Bank's Indemnity Undertaking".
   The prior approval of the Inspection Committee and the Board of Directors was given for the Bank's Indemnity Undertaking.

b. (1) The Bank undertakes to indemnify the Office Holders for any liability or expense as specified below, which may be imposed on them and/or which they may bear following acts committed by them in their capacity as office holders of the Bank, including holding office or being appointed on behalf of the Bank in or to another corporation, in connection with, directly or indirectly, one or more of the categories of events specified in the letter of indemnity or any part thereof, or howsoever connected thereto, directly or indirectly.

   (2) The undertaking to indemnify mentioned in sub-paragraph (b)(1) above, will apply with respect to any liability or expense which is indemnifiable by law, as follows:

a. Any pecuniary liability imposed upon them in favour of any other person by any judgment, including any compromise judgment or arbitration award confirmed by a court of law;

b. Reasonable litigation expenses, including advocates' fees, which they may expend or be ordered to pay by a court of law, in a proceeding filed against them by the Bank or in its name or by any other person, or in a criminal charge where they are convicted of an offence which does not require proof of criminal intent;

c. Reasonable litigation expenses, including advocates' fees, expended by the office holders following an investigation or procedure conducted against them by any authority competent to conduct an investigation or procedure, and which were concluded without any charges being laid against them and without any financial liability being imposed upon them as an alternative to a criminal proceeding, or which were concluded without any charges being laid against them but with the imposition of pecuniary liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; in this paragraph –
"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun"- means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub-paragraph – the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Pecuniary liability as an alternative to a criminal proceeding" –means a pecuniary liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

(3) The maximum amount of indemnity for all of the office holders of the Bank, on a cumulative basis, according to the letters of indemnity to be issued by the Bank, may not exceed 25% (twenty-five per cent.) of the shareholders' equity of the Bank, according to its latest financial statements published before the actual date of indemnity.

(4) The Bank's Indemnity Undertaking shall be available to the Office Holder even after he has discharged his function as office holder of the Bank, provided his actions were carried out during the period he discharged his function as an office holder of the Bank,

including holding office or being appointed on behalf of the Bank in or to another corporation.

(5) The Bank's Indemnity Undertaking stands by itself and is in addition to any right the Office Holder may have under any office holders' insurance and is not in derogation thereof.

C. The Board of Directors resolved to approve and recommend that the general meeting approve the resolutions in relation to Clause B.(Items 1-5 including all sub-paragraphs thereof) on the agenda of the general meeting as set forth above.
For the purpose of the resolutions regarding Clause B. (Items 3.a., 3.b., 4.b. and 5) on the agenda of the general meeting as set forth above – the resolutions of the Board of Directors were passed after approval thereof was given by the Inspection Committee.

D. 1. The resolutions on the matters specified in Clause B. (Items 2, 3.a., 4.a. and 5) which are on the agenda of the special general meeting as set forth above, need to be adopted by the general meeting by a simple majority of votes of the shareholders present when the vote is taken and eligible to vote and who voted in person or by proxy.

2. The resolution on the matter specified in Clause B. (Item 1) needs to be adopted by the general meeting by a simple majority of votes of the shareholders present when the vote is taken and eligible to vote and who voted in person or by proxy, and provided one of the following is complied with:

(1) The majority of votes counted at the general meeting include at least one third of the votes of shareholders who are not the controlling parties of the Company or whoever participated in the voting on their behalf; when counting all of the votes of such shareholders, the votes of those abstaining will not be taken into account;

(2) The total number of votes of those opposing the motion from among the shareholders referred to in paragraph (1) did not exceed one per cent. of all the voting rights in the Company.

3. The resolutions on the matters specified in Clause B.(Items 3.b., and 4.b.) need to be adopted by the general meeting by a simple majority of votes of the shareholders present when the vote is taken and eligible to vote and who voted in person or by proxy, and provided one of the following is complied with:

(1) The majority of votes counted at the general meeting include at least one third of the votes of shareholders who have no personal interest in the approval of the transaction, who participate in the voting; when counting all of the votes of such shareholders, the votes of those abstaining will not be taken into account;

(2) The total number of votes of those opposing the motion from among the the shareholders referred to in paragraph (1) did not exceed one per cent of all the voting rights in the Company.

E. The record date for determining the eligibility of a shareholder of the Bank to attend and vote at the special general meeting as provided in Section 182 of Companies Law, 5759-1999 is Sunday, February 26, 2006, (hereinafter: "the Record Date").

F. Pursuant to the Companies Regulations (Proof of Ownership of a Share for The Purpose of Voting at the General Meeting), 5760 – 2000 ("the Companies Regulations"), a person holding shares registered with a member of the Stock Exchange wishing to attend the meeting, may attend such meeting in person or by proxy, only upon presenting at least 48 hours before the meeting a certificate from the Stock Exchange member with whom the share is registered on his behalf as to his title to the share, on the Record Date, as provided in the Companies Regulations (hereinafter: "Certificate of Title").

G. Shareholders of the Bank may attend and vote at the meeting in person or by proxy. The instrument appointing a proxy to vote ("instrument of appointment") shall, to extent circumstances permit, be in the form specified in the Bank's Articles of Association. The instrument of appointment as well as the power of attorney (if any) under which it is signed, or a copy thereof certified to the satisfaction of the Board of Directors, shall be deposited at the offices of the Bank or at the place where the meeting is to convene, not later than 48 hours before the time appointed for the commencement of the meeting.

H. If within half an hour from the time appointed for the commencement of the special general meeting a quorum is not present for the meeting to take place, the meeting shall stand adjourned with respect to the items of business specified in Clause B. above, to Wednesday, March 15, 2006 at the same time and place specified above.

   If also at the meeting adjourned as aforesaid a quorum is not present within half an hour from the time set for the commencement thereof, the shareholders present, whatever their number, shall be a quorum.

   With respect to the appointment of the directors as specified in Clause B. (Items 1 and 2 above):

   Attention is drawn to the provisions of Section 34 of the Banking (Licensing) Law, 5741-1981 which was amended by Amendment No. 13 to the aforesaid Law and which entered into force on September 1, 2004: "A person shall not agree with an other with respect to their voting for the appointment of a director in a banking corporation or in a bank holding corporation, other than in accordance with a permit granted by the Governor after consultation with the Licences Committee; this provision shall not apply to a holder of means of control who has agreed with an other that the other will vote in his name and on his behalf for

whomsoever the holder of means of control instructed him, provided that the other shall not vote in the name and on behalf of more than one other holder."

With reference to the interpretation acceptable to the Bank of Israel, the term "an other" means – that he too is a shareholder of the banking corporation, and he is subject to the condition that he may not represent when the voting takes place as aforesaid more than one holder of means of control.

In other cases, a person who is not himself a holder of means of control, and who has been authorized by more than one holder of means of control, may vote on their behalf, provided that the holders of means of control, each one separately, and without being dependent on the decision as to how to vote of another holder of means of control, has expressly instructed a proxy how to vote, without such proxy having any discretion as to how to vote. In order to remove any doubt, we wish to clarify that neither the proxy nor any one else may coordinate and/or persuade as regards the manner of voting.

As regards the remaining items of business on the agenda for the general meeting, which are specified in Clause B above, there is nothing to prevent a proxy from representing more than one shareholder.

I. The full text of the proposed resolutions; the personal details of the candidates for appointment to the office of directors of the Bank; the complete Articles of Association; the documents presented to the Inspection Committee and the Board of Directors of the Bank within the framework of the procedures for the consideration and adoption of the resolutions on the items of business on the agenda for the general meeting, as well as additional background material, may be inspected at the office of the Secretary of the Bank at 63-65 Yehuda Halevi Street, Tel-Aviv, during normal working hours, by prior arrangement by telephoning 03-567 3800 commencing on the date of publication of the advertisement for convening the special general meeting in the daily newspapers as required by law.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

Ilan Mazur, Advocate Chief Legal Adviser	**Sharona Tamir, Advocate** Deputy Secretary of the Bank

Re: **Immediate Report under the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001**

There is hereby delivered an immediate report by Bank Hapoalim B.M. under the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001 ("the Regulations") with respect to Item 3.b. on the agenda for the special general meeting scheduled for Wednesday, March 8, 2006, as set forth in the immediate report with regard to notice for the convening of a special general meeting of the Bank, the reference number of which is 006664 – 01 - 2006, dated February 13, 2006, with regard to the ratification of a change in the period of the insurance policy for insuring the liability of a director who is a controlling party – Mr. Dan Dankner, for the years 2006-2007, as follows:

1. **Name of the company entering into the transaction:**

   Bank Hapoalim B.M. ("the Bank").

2. **Name of the controlling party who has a personal interest in the transaction:**

   Mr. Dan Dankner.

3. **A description of the main features of the transaction, including the names of the parties thereto, the dates in respect thereof and the conditions thereof:**

   To approve that Mr. Dan Dankner, who is a director and a controlling party of the Bank, be insured together with all other directors and office holders of the Bank, under the insurance policy for insuring the liability of directors and office holders of the Bank, without any distinction.

   The following are the essential features of the terms of the insurance policy which covers all of the directors and the office holders:

   The Insurer: Clal Insurance Company Ltd.
   Period of Insurance: December 19, 2005 – June 1 2007 (530 days)

   Deductibles:
   For an office holder (including a director): O
   For the Company: The deductible for the Bank amounts to US$ 200,000 except for the deductible for the Bank in the USA and Canada which amounts to US$ 375,000 (the same as in the policy ended December 18, 2005).

   Limit of Liability: Up to a cumulative and inclusive amount of US$ 175 million for the Period of Insurance with respect to a claim or an accumulation of claims for the whole Period of Insurance and at a premium amounting to US$3,278 thousand. Furthermore, the insurance policy covers an additional amount of US$ 35 million on account of legal expenses in Israel.

Note: Directors and office holders have an additional coverage of US$ 25 million under the banking insurance policy. (In all, the insurance coverage for office holders amounts to US$ 200 million).

4. **Particulars of the rights which confer upon the controlling party, Mr. Dan Dankner, a controlling interest in the Bank and the nature of his personal interest:**

Mr. Dan Dankner belongs to the A. Dankner group, which is one of the groups of shareholders of Israel Salt Industries Ltd. and Salt Industries Holdings of Shares (1998) Ltd. There is a shareholders' agreement between the groups of shareholders of Salt Industries including the A. Dankner group, with respect to Salt Industries. Salt Industries holds 7.01 % of the capital of the Bank. There is a shareholders' agreement between Salt Industries and other shareholders of the Bank, with respect to the Bank. The holdings of Salt Industries and those other shareholders of the capital of the Bank amount to 29.02 %, and confer upon them the control of the Bank.

5. **The nature of his personal interest**

Mr. Dan Dankner, who is a director and a controlling party of the Bank, is insured together with all the other directors and office holders of the Bank, under the insurance policy for insuring the liability of the Bank's directors and office holders, without distinction.

6. **The manner in which the consideration for the transaction was determined:**

The consideration for the insurance policy for the directors and office holders was determined between the Bank and the company Clal Insurance Company Ltd., with regard to all of the directors and office holders of the Bank, in a uniform manner and without distinction. There is no additional premium following the provision of insurance cover to Mr. Dan Dankner, who is a director and a controlling party of the Bank.

7. **The approvals required for implementing the transaction:**

The transaction was approved by the Inspection Committee of the Board of Directors of the Bank on February 13, 2006, and thereafter by the Board of Directors of the Bank on February 13, 2006. The transaction requires the approval of the special general meeting of the shareholders of the Bank which will be convened on Wednesday, March 8, 2006, as set forth in this immediate report.

8. **Particulars of transactions of the same type as the transaction or transactions similar thereto, between the company and the controlling party or in which the controlling party had a personal interest, that were concluded during the two years which preceded the date on which the transaction was approved by the Board of Directors or which are still in effect on the date of approval by the Board of Directors, as aforesaid:**

a. The annual general meeting for 2004 of the shareholders of the Bank which was held on September 13, 2004 resolved as follows:

1. To ratify the insurance of directors' and office holders' liability on two dates in 2004, as follows:

Insurance commencement date	November 15, 2003	June 1, 2004
Amount of coverage (in millions of Dollars)	175	25 (in addition to 175 under the policy of November 15, 2003)
Premium (in thousands of Dollars)	3,486	91
Expiry date of the insurance	January 18, 2005	May 31, 2005
Deductible for a director and an office holder	0	0
Deductible for the company (in thousands of Dollars)	350	0

2. To approve the renewal of the policy for insuring the liability of directors and office holders on the expiry dates specified above, with an insurance coverage of no less than that in effect according to the above.

b. The annual general meeting for 2005 of the shareholders of the Bank which was held on November 10, 2005, resolved as follows:

1. To ratify the renewal of the insurance of directors' and office holders' liability on two dates in 2005, as follows:

Insurance commencement date	February 19, 2005	June 1 ,2005
Amount of coverage (in millions of Dollars)	175	25 (in addition to 175 under the policy which went into effect on February 19, 2005
Premium (in thousands of Dollars)	2,616	82
Expiry date of the insurance	February 18, 2006	May 31,2006
Deductible for a director and an office holder	0	0
Deductible for the company (in thousands of Dollars) except USA and Canada	200	0
Deductible for the company in the USA and Canada (in thousands of Dollars)	375	0

2. To approve the renewal of the policy for insuring the liability of directors and office holders on the expiry dates specified above, with insurance coverage of no less than that in effect according to the above.

9. **The reasons of the Inspection Committee and the Board of Directors for Approving the transaction and the names of the directors who participated in the deliberations of the Board of Directors and the Inspection Committee with regard to the approval of the transaction, indicating who of their number is an external director of the company:**

a. The main thrust of the reasons of the Inspection Committee at its meeting held on February 13, 2006 for approving the transaction:

The members of the Inspection Committee decided that there is room for providing insurance coverage for Mr. Dan Dankner who officiates as a director of the Bank, and who is also a controlling party of the Bank, as a matter of course by the Bank, together with all of the other directors and office holders of the Bank without any distinction.

The names of the directors who participated in the deliberations of the Inspection Committee on February 13, 2006 regarding the approval of the transaction are: Imri Tov (external director); Ido Dissentshik (external director); Gideon Chitayat (external director under Directive 301 of the directives of the Bank of Israel); Irit Izakson; Haim Samet.

b. The main thrust of the reasons of the Board of Directors at its meeting on February 13, 2006 for approving the transaction:

The members of the Board of Directors decided that there is room for providing insurance coverage for Mr. Dan Dankner who officiates as a director and who is also a controlling party of the Bank, as a matter of course, together with all of the other directors and office holders of the Bank, without any distinction.

The names of the directors who participated in the deliberations of the Board of Directors on February 13, 2006 regarding the approval of the Transaction are: Irit Izakson; Shlomo Nehama (by communication); Imri Tov (external director); Ido Dissentshik (external director); Gideon Chitayat (external director under Directive 301 of the directives of the Bank of Israel); Jay Pomrenze; Haim Samet; Moshe Koren; Joseph Dauber.

10. **The names of the directors of the Bank who have, to the best of the Bank's knowledge, a personal interest in the transaction:**

To the best of the Bank's knowledge, all of the directors who approved the resolution have a personal interest in the aforesaid transaction, in that all of them are insured under the same policy for insuring the liability of directors and office holders of the Bank.

11. The ratification of the change in the period of the insurance policy for insuring the liability of a director who is a controlling party – Mr. Dan Dankner, for the years 2006 – 2007, is subject to the approval of the special general meeting which will be held on Wednesday, March 8, 2006, at 12:00 noon, following the adoption of the resolutions on this item of business by the Inspection Committee of the Bank on February 13, 2006, and by the Board of Directors of the Bank on February 13, 2006.

12. **<u>The place for holding the special general meeting and the time fixed therefor:</u>**

    The special general meeting of the Bank will be held on Wednesday, March 8, 2006, at 12:00 noon, in the conference room of the Bank, Levinstein Tower, 23 Menahem Begin Road, Third Floor, Room 313, Tel-Aviv.

13. The resolutions on the matter of ratifying the change in the period of the insurance policy for insuring the liability of a director who is a controlling party – Mr. Dan Dankner, for the years 2006 - 2007 needs to be adopted by the general meeting by a simple majority of votes of the shareholders present when the vote is taken and eligible to vote and who voted in person or by proxy, and provided one of the following is complied with:

    a. The majority of votes counted at the general meeting include at least one third of the votes of shareholders who have no personal interest in the approval of the transaction, who participate in the voting; when counting all of the votes of such shareholders, the votes of those abstaining will not be taken into account;

    b. The total number of votes of those opposing the motion from among the the shareholders referred to in paragraph (a) did not exceed one per cent of all the voting rights in the Company.

14. If within half an hour from the time appointed for the commencement of the special general meeting shareholders who have no personal interest in the approval of the transaction with respect to ratifying the change in the period of the insurance policy for insuring the liability of a director who is a controlling party – Mr. Dan Dankner, for the years 2006-2007, as specified in Clause 13 above, are not present, the meeting shall stand adjourned with respect to the item of business of approving the transaction with the controlling party as set forth above, to Wednesday, March 15, 2006 at the same time and place specified above.

    If also at the meeting adjourned as aforesaid a quorum is not present within half an hour from the time set for the commencement thereof, the shareholders present, whatever their number, shall be a quorum.

15. The record date for determining the eligibility of a shareholder of the Bank to attend and vote at the special general meeting as provided in Section 182 (b) of the Companies Law, 5759-1999 is Sunday, February 26, 2006, (hereinafter: "the Record Date").

Pursuant to the Companies Regulations (Proof of Ownership of a Share for The Purpose of Voting at the General Meeting), 5760 – 2000 ("the Companies Regulations"), a person owning registered shares which are deposited with a bank or other stock broker who is a member of the Tel-Aviv Stock Exchange, wishing to attend the meeting, shall present at least 48 hours before the special general meeting a certificate from the Stock Exchange member with whom his right to the share is registered, as to his title to the share, on the Record Date, in accordance with Form 1 of the Schedule to the Companies Regulations (hereinafter: "Certificate of Title").

16. On the agenda for the special general meeting is the adoption of additional resolutions which are detailed in the immediate report which was sent to the authorities on February 13, 2006 and which is attached hereto for your convenience as Schedule "A". The immediate report attached hereto also details the majority required for the adoption of the additional resolutions.

17. a. Within twenty-one days from the date of submission of the transaction report, the Securities Authority may instruct the Bank to give, within the time prescribed by it, any explanation, particulars, reports and documents pertaining to the transaction which is the subject of the transaction report, and also to instruct the Bank to amend the report in the manner and within the time prescribed.

b. If an instruction is given to amend the report as aforesaid, the Securities Authority may issue instructions to postpone the date of the special general meeting to a date which falls not earlier than three business days and not later than twenty-one days after the publication date of the amendment to the transaction report.

18. The representative of the Bank for the purpose of dealing with the immediate report:

Name: Mr. Isaac M. Behar
Title: Chief Financial Officer and Head of Comptrolling
Office Address: 11 Hanegev Street, Tel-Aviv
Telephone: 03-714 4845
Fax: 03-714 4299

19. Documents pertaining to the transaction with respect to the ratification of the change in the period of the insurance policy for insuring the liability of a director who is a controlling party – Mr. Dan Dankner, for the years 2006-2007, as well as additional background material, may be inspected at the office of the Secretary of the Bank at 63-65 Yehuda Halevi Street, Tel-Aviv, during normal working hours, by prior arrangement by telephoning 03- 567 3800 commencing on the date of publication of the advertisements in the newspapers as required by law.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 13/2/06
Reference: 2006-01-006712

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.94	6.94
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.01	2.01	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	84,843,015	6.73	6.73	6.67	6.67

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks: -

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel,.Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,041,831*
Change in Quantity of Securities: *-1,198,816*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 28/12/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 19/2/06

Reference: 2006-01-022260

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.94	6.94
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.01	2.01	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	87,336,415	6.93	6.93	6.86	6.86

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *84,843,015*
Change in Quantity of Securities: *2,493,400*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 28/12/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office – Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673616; Fax: 03-5675898

bank hapoalim


RECEIVED
2006 MAR 17 P 12:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date: February 20, 2006

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding a Director ceasing to hold office (not being a director representing the public)**

1. Director's name: **Israel Makov**

2. Identity number/ ~~passport number (if a foreign resident)~~: **005030200**

3. Date of ceasing to hold office: **February 20, 2006**

4. To the best of our knowledge, the retirement does not involve circumstances, which ought to be brought to the knowledge of the investors.

   ~~To the best of our knowledge, the retirement involves circumstances which ought to be brought to the knowledge of the investors, and which are:~~ ____________________

5. Upon the termination of his tenure, the Director ceased to be an interested party in the corporation.

   ~~The director continues to be an interested party in the corporation by virtue of his holdings of the securities of the corporation / by virtue of his holding the position of CEO / by vote / other (specify)*~~

6. This report was transmitted electronically:

   To the Securities Authority - on the 20th day of February during the afternoon hours.
   To the Tel Aviv Stock Exchange - on the 20th day of February during the afternoon hours.

Sincerely yours,
(-)
Yoram Weissbrem
Secretary of the Bank.

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 20/2/06
Reference: 2006-01-023391

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of February 20, 2006.

Name	Category of Identity	Identity Number	Title
Shlomo Nehama	I.D. Number	53395349	Chairman of the Board of Directors
Dan Dankner	I.D. Number	059581280	Director
Irit Izakson	I.D. Number	050709286	Director
Joseph Dauber	I.D. Number	007447584	Director
Ido Joseph Dissentschik	I.D. Number	7831787	External Director
Imri Tov	I.D. Number	005018155	External Director
Haim Samet	I.D. Number	007249675	Director
Jay Pomrenze	Passport Number	111162680	Director
Moshe Koren	I.D. Number	1228998	Director
Gideon Chitayat	I.D. Number	72644339	Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks
Zvi Ziv	I.D. Number	4143699	Chief Executive Officer
Shy Talmon	I.D. Number	055117261	Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking
Isaac Behar	I.D. Number	006754634	Other: Member of the Board of Management, Chief Financial Officer and Head of Comptrolling

Shlomo Braun	I.D. Number	054030424	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Human Resources and Logistics
Avi Harel	I.D. Number	030108195	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Finance and Management Information Systems
Yosef Yarom	I.D. Number	12017539	Other. Member of the Board of Management, Senior Deputy Managing Director and Head of Risk Management
David Luzon	I.D. Number	51409308	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations
Ilan Mazur	I.D. Number	007447386	Other: Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank
Hanna Pri-zan	I.D. Number	50963115	Other: Member of the Board of Management, Deputy Managing Director and Head of Banking Subsidiaries
Zion Keinan	I.D. Number	053508594	Other: Member of the Board of Management, Deputy CEO and Head of Retail Banking
Yacov Rozen	I.D. Number	051255842	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Client Asset Management
Orit Lerer	I.D. Number	53561114	Other: Senior Deputy Managing Director and Chief Internal Auditor of the Bank
Beeri Ben-Zeev	I.D. Number	51205508	Other: Senior Deputy Managing Director, Head of Global Private Banking
Zvi Fuhrman	I.D. Number	068791300	Other: Deputy Managing Director Head of Bank Hapoalim Activities in the U.S.
Yoram Weissbrem	I.D. Number	007041809	Other: Secretary of the Bank

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 28/12/2005

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673616; Fax: 03-5675898


bank hapoalim

(123)

Date: February 20, 2006

To : The London Stock Exchange

Dear Sir or Madam,

Re: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 and further to the immediate reports of October 16, 2005 and October 31, 2005, Bank Hapoalim B.M. (hereinafter : "the Bank") hereby notifies as follows:

1. On February 20, 2006, at about 4:00 p.m., Poalim Mutual Funds Ltd. (hereinafter: the Seller") (a wholly owned subsidiary company of the Bank) and Solomon Mutual Funds Ltd. (hereinafter: "the Purchaser") signed an agreement amending the agreement of October 16, 2005 under which the Purchaser purchased from the Seller in their entirety the Seller's rights and obligations with respect to the management of mutual funds of P.K.N.(hereinafter: "the Original Agreement").

2. According to the amendment, the purchase price which the Purchaser was obliged to pay to the Seller under the Original Agreement is to be reduced, if the value of the assets of the funds managed by the Seller on the closing date of the aforesaid sale transaction is less then their value on September 30, 2005, as follows:

   a. If the reduction in the value of the assets on the closing date is no greater than 8.5%, then the purchase price shall remain unchanged.

   b. If the reduction in the value of the assets is greater than 8.5%, then the purchase price under the Original Agreement shall be reduced proportionately to the reduction in the value of the assets of the funds.

3. Under the aforesaid amendment it was agreed that the closing date of the transaction would take place by March 2, 2006.

4. Notwithstanding the foregoing, the Purchaser may defer the closing date to no later than March 31, 2006. In that case, a further adjustment would be made to the purchase price payable to the Seller by the Purchaser, on the basis of a comparison between the value of the assets of the mutual funds managed by the Seller on March 2, 2006 and their value on the actual closing date of the transaction (to be not later than March 31, 2006).



Any change in the value of the assets (whether up or down) will result in a change in the purchase price payable by the Purchaser (up or down – respectively, as the case may be) in a proportion equal to one half of the change expressed as a percentage in the value of the assets of the funds from March 2, 2006 up to the closing date of the transaction..

5. In the light of the aforesaid amendment and according to the value of the assets of the funds managed by the Seller as they were on February 19, 2006, the Seller is expected to receive from the Purchaser a purchase price totaling some NIS 860 million (and not NIS 954 million, as was reported on October 16, 2005). However, the actual amount of the purchase price will only be determined on the closing date of the transaction, according to the value of the assets on that date.

   Assuming that the purchase price will be as stated above, then the Bank will record a net profit of approximately NIS 515 million in its financial statements.

6. It should be noted further that the Seller and the Purchaser intended to complete the transaction at the beginning of 2006. In as much as the closing date occurs at the end of the first quarter of 2006, the Seller will derive income from management fees for management of the P.K.N. funds in the course of the whole of this quarter, the amount of which is estimated at NIS 60 million and this amount will be reflected in the financial statements of the Bank for the first quarter of 2006.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-) (-)

Yacov Rozen
Member of the Board of Management

Ilan Mazur, Advocate
Chief Legal Adviser

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 26/2/06
Reference: 2006-01-009187

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.94	6.94
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	87,325,015	6.93	6.93	6.86	6.86

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *87,336,415*
Change in Quantity of Securities: *-11,400*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 21/02/2006.

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/03/06
Reference: 2006-01-015109

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.94	6.94
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,639,315	6.87	6.87	6.81	6.81

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *87,325,015*
Change in Quantity of Securities: *-685,700*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 21/02/2006.

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

Telephone: 03-5673800, Fax: 03-5674576

Date: March 8, 2006
Ref: 802/06

To : The London Stock Exchange

Dear Sir/Madam,

Re: **Immediate Report concerning the Results of the Special General Meeting of the Shareholders of the Bank, which convened on March 8, 2006, as required under the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 ("the Regulations")**

We are pleased to advise you that on Wednesday, March 8, 2006 at 12:00 noon, there was held a special general meeting of the shareholders of Bank Hapoalim B. M. (hereinafter: "the Special General Meeting").
We are pleased to specify below the resolutions of the Special General Meeting, which need to be reported under the Regulations, as follows:

As to Item 1: Election of an external director in accordance with the Companies Law, 5759-1999

Resolved: To appoint Ms. Nira Dror as an external director of the Bank, in accordance with the provisions of the Companies Law, 5759-1999 ("the Companies Law").

The advance approval of the Bank of Israel was given for the appointment of Ms. Nira Dror to the office of external director in accordance with the Companies Law.

Details of the results of the voting on the resolution for the approval of the election of the external director which was adopted by a special majority as required under Section 239 of the Companies Law, are given in Schedule A of this report.

As to Item 2: Appointment of a director

Resolved: To appoint Ms. Pnina Dvorin as a director of the Bank.

The advance approval of the Bank of Israel was given for the appointment of Ms. Pnina Dvorin to the office of director.

As to Item 3: Ratification of a change in the period of the insurance policy for insuring directors' and office holders' liability for the years 2006-2007

Resolved: a. To ratify a change in the period of the insurance policy for insuring directors' and office holders' liability, the expiry date of which was fixed at February 18, 2006, by the same being cancelled on December 19, 2005 and a new policy being issued on the same date, i.e. December 19, 2005, for a period of 530 days, ending on June 1, 2007, on parallel terms to the existing policy, except for a reduction in the insurance premium payable under the insurance policy.

The following are the essential features of the terms of the insurance policy, which covers all of the directors and the office... Bank Hapoalim

The Insurer: Clal Insurance Company Ltd.
Period of Insurance: December 19, 2005 – June 1 2007 (530 days)
Deductibles:
For an office holder (including a director): 0
For the Company: The deductible for the Bank amounts to US$ 200,000, except for the deductible for the Bank in the USA and Canada, which amounts to US$ 375,000 (the same as in the policy ended December 18, 2005).

Limit of Liability: Up to a cumulative and inclusive amount of US$ 175 million for the Period of Insurance with respect to a claim or an accumulation of claims for the whole Period of Insurance and at a premium amounting to US$ 3,278 thousand. Furthermore, the insurance policy covers an additional amount of US$ 35 million on account of legal expenses in Israel.

Note: Directors and office holders have an additional coverage of US$ 25 million under the banking insurance policy. (In all, the insurance coverage for office holders amounts to US$ 200 million).
(Hereinafter – "the essential features of the coverage and the insurance").

b. With respect to Mr. Dan Dankner who is a director and a controlling party, it was resolved to ratify a change in the period of the insurance policy for insuring the liability of directors and office holders, for Mr. Dan Dankner, who is insured within the framework of the insurance policy for insuring the liability of directors and office holders of the Bank, together with all other office holders of the Bank (who are not controlling parties of the Company), on exactly the same conditions which are set forth under Item 3.a. above as the essential features of the coverage and the insurance, without distinction.

A separate immediate report detailing the results of the voting on the resolution of the Special General Meeting as set forth in Item 3.b. above, for the ratification of the change in the period of the insurance policy for insuring the liability of directors and office holders for Mr. Dan Dankner – a controlling party, as required under Regulation 13 of the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001, which was adopted by a special majority, as required under Section 275 of the Companies Law, 5759-1999, was given to the Securities Authority and to the Stock Exchange by means of the electronic reporting system on March 8, 2006, after the adoption of the resolution by the Meeting.

As to Item 4: Amendment and clarification of the Articles of Association of the Bank

Resolved: a. To amend Article 14 of the Articles of Association of the Bank, so that the text thereof complies with the Companies Law and the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005 (hereinafter – "the Companies Voting in Writing Regulations"), and the provisions thereof at any time, which enable voting to be made in writing or through the Internet.

For this purpose, there shall be added to the text of the existing Article 14 a new sub-article I., as follows:

"14.1. In addition to the provisions of this [illegible] articles, a shareholder may vote in writing, or through the Internet, in accordance with and subject to all of the provisions which may from time to time be in effect under the Law and the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005, and in any case only with respect to such matters as may be expressly prescribed by law as matters with respect to which shareholders may vote in such a way."

b. At the annual general meeting of November 10, 2005, a resolution was adopted amending Article 24 of the Articles of Association of the Bank by replacing sub-articles 24.a., 24.b. and 24.c. which deal with the indemnification of office holders with the text approved by that meeting.
Due to a clerical error, sub-articles 24.d. and 24.e., which deal with the insurance of office holders, were not stated in the text of Article 24 which was tabled for approval, and there was never any intention of modifying or canceling the aforesaid sub-articles.
In order to remove any doubt, the validity of Articles 24.d. and 24.e. of the Articles of Association is hereby reaffirmed, according to the text, which was in effect prior to the annual general meeting held on November 10, 2005 as follows:

"24.d. The Company may enter into a contract for insuring the liability of an office holder of the Company on account of liability imposed upon him following an act committed by him by virtue of his being an office holder thereof, in any of the following:

1. Breach of duty of care towards the Company or any other person;
2. Breach of trust owed to the Company, provided that the office holder acted in good faith and had reasonable grounds for assuming that the act would not affect the good of the Company;
3. Any pecuniary liability imposed upon him in favour of any other person.

24.e. The Company will not enter into a contract for insuring the liability of an office holder thereof and will not indemnify an office holder thereof and will not exempt an office holder thereof from liability towards the Company on account of any of the following:

1. Breach of trust, except for breach of trust owed to the Company, provided that the office holder acted in good faith and had reasonable grounds for assuming that the act would not affect the good of the Company;
2. Breach of duty of care committed intentionally or recklessly;
3. An act intended for the purpose of deriving personal gain unlawfully;
4. A fine or penalty imposed upon him."

Details of the results of the voting on the resolution for the approval of the amendment and clarification of the Articles of Association of the Bank as set forth under Item 4.b. above, which was adopted by a special

majority, as required under Section 262 (b) of the Companies Law, 5759-1999 are given in Schedule B of this report.

As to Item 5: Provision of letters of indemnity to the new directors of the Bank

Resolved: To approve provision of letters of indemnity to the new directors of the Bank (who are not deemed to be controlling parties of the Bank), within the meaning of this term in the Companies Law, 5759-1999 (hereinafter – "the Companies Law"), Mesdames Pnina Dvorin and Nira Dror as follows:

a. To approve the provision by the Bank of an undertaking to indemnify the new directors of the Bank Mesdames Pnina Dvorin and Nira Dror (hereinafter – "the Office Holders"), who are not deemed to be controlling parties of the Bank (within the meaning of this term in the Companies Law), in accordance with the principles for indemnifying office holders of the Bank, which were approved by the special general meeting held on July 21, 2002 (hereinafter-"the July 21, 2002 Meeting"), and in accordance with the terms of the indemnity for office holders of the Bank which were approved by the special general meeting held on December 23, 2002 (hereinafter-"the December 23, 2002 Meeting"), and following the adjustment of the text of the letter of indemnity to the provisions of the Companies Law, as in effect at any time, and the approval thereof by the annual general meeting of the shareholders of the Bank held on November 10, 2005 (hereinafter-"the November 10, 2005 Meeting").
The principles and conditions for indemnifying office holders of the Bank which were approved by the July 21, 2002 Meeting, by the December 23, 2002 Meeting and by the November 10, 2005 Meeting, shall hereinafter be referred to jointly in short as "the Bank's Indemnity Undertaking".
The prior approval of the Inspection Committee and the Board of Directors was given for the Bank's Indemnity Undertaking.

b. The main features of the Bank's Indemnity Undertaking are set forth below:

(1) The Bank undertakes to indemnify the Office Holders for any liability or expense as specified below, which may be imposed on them and/or which they may bear following acts committed by them in their capacity as office holders of the Bank, including holding office or being appointed on behalf of the Bank in or to another corporation, in connection with, directly or indirectly, one or more of the categories of events specified in the letter of indemnity or any part thereof, or howsoever connected thereto, directly or indirectly.

(2) The undertaking to indemnify mentioned in sub-paragraph (b)(1) above, will apply with respect to any liability or expense, which is indemnifiable by law, as follows:

a. Any pecuniary liability imposed upon them in favour of any other person by any judgment, including any compromise judgment or arbitration award confirmed by a court of law.

b. Reasonable litigation expenses, including advocates' fees, which they may expend or be ordered to pay by a court of law, in a proceeding filed against them by the Bank or in its

name or by any other person, or in a criminal charge where they are convicted of an offence which does not require proof of criminal intent;

c. Reasonable litigation expenses, including advocates' fees, expended by the office holders following an investigation or procedure conducted against them by any authority competent to conduct an investigation or procedure, and which were concluded without any charges being laid against them and without any financial liability being imposed upon them as an alternative to a criminal proceeding, or which were concluded without any charges being laid against them but with the imposition of pecuniary liability as an alternative to a criminal proceeding with respect to an offence which does not require proof of criminal intent; in this paragraph –

"Conclusion of a proceeding without any charges being laid in a matter with respect to which a criminal investigation was begun"- means closing the file under Section 62 of the Criminal Procedure [Combined Version] Law, 5742-1982 (in this sub- paragraph – the Criminal Procedure Law), or a stay of proceedings by the Attorney-General for the Government under Section 231 of the Criminal Procedure Law;

"Pecuniary liability as an alternative to a criminal proceeding" –means a pecuniary liability imposed by law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offences Law, 5746-1985, a fine in respect of an offence which has been designated as a finable offence under the provisions of the Criminal Procedure Law, a monetary sanction or penalty.

(3) The maximum amount of indemnity for all of the office holders of the Bank, on a cumulative basis, according to the letters of indemnity to be issued by the Bank, may not exceed 25% (twenty-five per cent.) of the shareholders' equity of the Bank, according to its latest financial statements published before the actual date of indemnity.

(4) The Bank's Indemnity Undertaking shall be available to the Office Holder even after he has discharged his function as office holder of the Bank, provided his actions were carried out during the period he discharged his function as an office holder of the Bank, including holding office or being appointed on behalf of the Bank in or to another corporation.

(5) The Bank's Indemnity Undertaking stands by itself and is in Addition to any right the Office Holder may have under any office holders' insurance and is not in derogation thereof.

The resolutions on the matters specified under Items 2, 3.a., 4.a. and 5 were adopted by this Special General Meeting by a simple majority of votes of the shareholders present when the vote was taken and who were eligible to vote and voted in person or by proxy.

Yours faithfully,

Bank Hapoalim B.M.

Head Office

(-)	*(-)*
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Adv.** Deputy Secretary of the Bank

Schedule A

The resolution specified under Item 1 for the election of the external director, Ms. Nira Dror, in accordance with Section 239 of the Companies Law, 5759-1999, was adopted by the Special General Meeting by a simple majority of the votes of the shareholders present when the vote was taken and who were eligible to vote and voted in person or by proxy, and provided one of the following was complied with:

(1) The majority of votes counted at the general meeting include at least one third of the votes of shareholders who have no personal interest in the approval of the transaction, who participate in the voting; when counting all of the votes of such shareholders, the votes of those abstaining were not taken into account;

(2) The total number of votes of those opposing the motion from among the shareholders referred to in paragraph (1) did not exceed one per cent of the totality of the voting rights in the Company.

Details of the results of the voting at the Meeting for the approval of the resolution specified under Item 1 are given below:

- Number of shares participating in the voting - 807,184,191 shares.
- Number of shares voting in favour - 806,421,528 shares – 99.91%.
- Number of shares voting against - 762,663 shares – 0.09%.
- Number of shares voting in favour of the approval of the transaction out of the total amount of those voting who are not controlling parties in the company, who participated in the voting for the approval of the transaction – 439,962, 847 shares – 99.83%.
- Number of shares voting against the approval of the transaction out of the total amount of those voting who are not controlling parties in the company, who participated in the voting for the approval of the transaction – 762,663 shares – 0.17%.

In view of the results detailed above, the motion was adopted. .



Schedule B

The resolution specified under Item 4.b. for reaffirming the validity of Articles 24.d. and 24.e. of the Articles of Association of the Bank according to the text which was in effect prior to the annual general meeting held on November 10, 2005, in accordance with Section 262 (b) of the Companies Law, 5759-1999, was adopted by the Special General Meeting by a simple majority of the votes of the shareholders present when the vote was taken and who were eligible to vote and voted in person or by proxy, and provided one of the following was complied with:

(1) The majority of votes counted at the general meeting include at least one third of the votes of shareholders who have no personal interest in the approval of the transaction, who participate in the voting; when counting all of the votes of such shareholders, the votes of those abstaining were not taken into account;

(2) The total number of votes of those opposing the motion from among the shareholders referred to in sub- paragraph (1) did not exceed one per cent of the totality of the voting rights in the Company.

Details of the results of the voting at the Meeting for the approval of the resolution specified under Item 4.b. are given below:

- Number of shares participating in the voting - 925,307,540 shares.
- Number of shares voting in favour - 924,626,780 shares – 99.93%.
- Number of share voting against 680,760 shares – 0.07%.
- Number of shares voting in favour of the approval of the transaction, out of the total amount of those voting who have no personal interest, who participated in the voting for the approval of the transaction – 558,168,099 shares – 99.88%.
- Number of shares voting against the approval of the transaction, out of the total amount of those voting who have no personal interest, who participated in the voting for the approval of the transaction – 680,760 shares – 0.12%.

In view of the results detailed above, the motion was adopted.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Telephone: 03-5673800, Fax: 03-5674576

Bank Hapoalim

Date: March 8, 2006
Ref: 802/06

To : The London Stock Exchange

Dear Sir/Madam,

Re: Immediate Report in accordance with the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001

An immediate report is hereby made pursuant to Regulation 13 of the Securities (Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001 and the Securities (Transaction between a Company and a Controlling Party Thereof) (Amendment) Regulations, 5763-2003 ("the Regulations").

The immediate report is made as required by the Regulations and details the results of the voting obtained at the special general meeting which convened on Wednesday, March 8, 2006, at 12:00 noon, inter alia, for the ratification of the change in the period of the insurance policy for insuring the liability of directors and office holders for Mr. Dan Dankner who is a director and a controlling party of the Bank, and is insured within the framework of the insurance policy for insuring the liability of directors and office holders of the Bank, together with all other office holders who are not controlling parties of the Bank, on exactly the same conditions, without any distinction.

A description of the main features of the transaction and the terms of the coverage and the insurance are set out in full in an immediate report which was given to the Securities Authority and to the Stock Exchange by means of the electronic reporting system on February 13, 2006 under Reference No. 01-2006-006700.

The resolution concerning the transaction with the controlling party of the Bank, Mr. Dan Dankner, is set out in full in the immediate report detailing the resolutions of the special general meeting of the shareholders of the Bank, which was given to yourselves on March 8, 2006 and to the Securities Authority and the Stock Exchange on March 8, 2006 under Reference No.2006-01-017980.

1. Total number of shares participating in the voting amounts to 925,760,240 shares.
2. Number of shares voting in favour of the motion to approve the transaction amounts to 706,771,423 shares – 76.34%.
3. Number of shares voting against the motion to approve the transaction amounts to 218,988,817 shares – 23.66%.
4. Of the shareholders who participated in the voting to approve the transaction 366,458,681 shareholders declared that they have a personal interest in the transaction and voted in favour of the motion.
5. Of the shareholders who participated in the voting to approve the transaction 559,301,559 shareholders declared that they have no personal interest in the transaction, of which:
   340,312,742 shareholders voted in favour of approving the transaction – 60.85%.
   218,988,817 shareholders voted against approving the transaction – 39.15%.
6. The percentage of those voting against, who have no personal interest in the transaction, of the total amount of voting rights in the company – 17.37%.

7. In view of the results detailed above, the transaction with the controlling party in the Bank, Mr. Dan Dankner was approved.

Yours faithfully,

Bank Hapoalim B.M.

Head Office

Yoram Weissbrem
Secretary of the Bank

Sharona Tamir, Adv.
Deputy Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Bank Hapoalim

Date: March 8, 2006
Our reference: 802/06

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report on Appointment of an outside director**

1. Last and First Name: **Dror Nira**
   Type of identification: **I.D. #**
   Identification number: **52726551**
   Citizenship/Country of incorporation or registration: **Private person with Israeli citizenship**
2. Date of birth: **25 November 1954**
3. Address for service of process: **22 Revivim St., Tel Aviv, Israel**
4. The office to which appointed: **Outside Director**
5. Previous office held in the company prior to the appointment: --------
6. Date for commencing office: **08 March 2006**.
7. Education:
   Bachelor – Economics – Tel Aviv University
   M.B.A – Master of Business Administration – Tel Aviv University
8. Main occupations during last five years:
   British Airways – General Manager of Eastern Europe & East Mediterranean - during 3/99 – 6/03
   El-Al – Vice President & General Manager for North America - during 6/03 – 8/05
9. Corporations of which presently a director:
   H&O; Hamei Yoav Tourism Ltd.
10. The director **is not** an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.
11. The director **is not** a member of the family of another interested party in the corporation.
12. The director **does not hold** shares and convertible securities of the corporation, in a subsidiary or related company thereof.
13. The director **is not** a member of a committee or committees of the Board of Directors:
14. The director **does** have accounting and financial proficiency (within the meaning of the directive of the Israel Securities Authority under Section 36A of the Securities Law, 5728-1968.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem	**Advocate Sharona Tamir**
Secretary of the Bank	Deputy Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Date: March 8, 2006
Our reference: 802/06

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report on Appointment of a Director (not being an outside director)**

1. Last and First Name: **Dvorin Pnina**
   Type of identification: **I.D. #**
   Identification number: **03333093**
   Citizenship/Country of incorporation or registration: **Private person with Israeli citizenship**

2. Date of birth: **09 September 1946**

3. Address for service of process: **15 Maskin St., Tel Aviv, Israel**

4. The office to which appointed: **Director**

5. Previous office held in the company prior to the appointment: ---------

6. Date for commencing office: **08 March 2006**.

7. Education:
   L.L.B – Law – Jerusalem Hebrew University – Tel Aviv Extension
   M.A. – Law – Tel Aviv University

8. Main occupations during last five years:
   Independent lawyer, office manager – P. Dvorin, Advocates – 1989-2004

9. Corporations of which presently a director:
   The Israel Electric Corp
   Bank Massad Ltd.
   Edmond De Rothschild, Mutual Funds Ltd.
   Aspen Real Property Ltd.
   Shaniv Paper Industries Ltd.
   WizCom Technologies Ltd.

10. The director **is not** an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.

11. The director **is not** a member of the family of another interested party in the corporation.

12. The director **does not** hold shares and convertible securities of the corporation, in a subsidiary or related company thereof.

13. The director **is not** a member of a committee or committees of the Board of Directors:

14. The director **does not** have accounting and financial proficiency (within the meaning of the directive of the Israel Securities Authority under Section 36A of the Securities Law, 5728-1968).

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem	**Advocate Sharona Tamir**
Secretary of the Bank	Deputy Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 08/03/2006
Reference: 2006-01-017623

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
○ On ______________
● From 01/02/2006 until 28/02/2006

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Conversion of option warrants into shares of the Corporation.

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
14/02/2006	*Realization of options*	*Options*	*6620173*	*258,332*	*No*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange	Number of shares in the	Issued & paid up capital

	number	authorized capital	Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,260,150,836	1,260,409,168

Explanation: All categories of shares should be specified – including shares which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Quantity in the last report	Present quantity

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an uptodate file of the corporations securities lists, as well as the shareholders lists, the option holders notebook, and the bond holders notebook
lists_isa.pdf

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 21/02/2006

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at : 28.02.2006

List of Shareholders of Bank hapoalim B.M	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Nominee Company of Bank Hapoalim B.M	917,955,289	72.8299	72.1247
A. Shares of Core of Control			
Arison Holdings (1998) Ltd.	141,743,980	11.2459	11.1370
Israel Salt Industries Ltd.	38,060,238	3.0197	2.9904
Madlen LLC	25,418,933	2.0167	1.9972
BH Israel LLC	22,204,185	1.7617	1.7446
BH Investment Associates LLC	22,204,185	1.7617	1.7446
Total	249,631,521	19.8056	19.6138
B. Free Shares			
Arison Holdings (1998) Ltd.	45,185,071	3.5850	3.5502
Israel Salt Industries Ltd.	47,604,203	3.7769	3.7403
Total	92,789,274	7.3618	7.2906
Savion Tal	27,750	0.0022	
Don Maxwell	2,450	0.0002	
Vardi Rachel	780	0.0001	
Agmon Eliyahu	700	0.0001	
Barkner Albert	603	0.0000	
Levi Victoria	544	0.0000	
Geva Ariyeh	100	0.0000	
Pentzer Nathan	75	0.0000	
Zachs Eran	40	0.0000	
Newman David	10	0.0000	
Yehuda Bar Lev	10	0.0000	
Aaron Elias	10	0.0000	
Kelev Victoria	5	0.0000	
AMM G. Investments & Financials Ltd.	2	0.0000	
Livnat Raz	1	0.0000	
Zektzer Ram	1	0.0000	
Kramer Moshe	1	0.0000	
Erez Tal	1	0.0000	
Feldman Avi	1	0.0000	Diluted Capital as at February 28, 2006
	1,260,409,168	100.0000	1,272,732,839

Arison Group		Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Arison Holdings (1998) Ltd.		141,743,980	11.2459	11.1729
Arison Holdings (1998) Ltd.		45,185,071	3.5850	3.5617
	Total	186,929,051	14.8308	14.7346
Dankner Group				
Israel Salt Industries Ltd.		38,060,238	3.0197	3.0001
Israel Salt Industries Ltd.		47,604,203	3.7769	3.7524
	Total	85,664,441	6.7966	6.7525
Michael Steinhardt				
BH Investment Associates LLC		22,204,185	1.7617	1.7502
Leonard Abramson				
Madlen LLC		25,418,933	2.0167	2.0036
Lynn & Stacy Schustermann				
BH Israel LLC		22,204,185	1.7617	1.7502
		342,420,795	27.1674	26.9912

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 12/03/06
Reference: 2006-01-020557

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	88,375,381	7.01	7.01	6.94	6.94
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Israel Makov	BNHP Ordinary Shares	983	0.00	0.00	0.00	0.00
9	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
10	Alliance Capital Management L.P	BNHP Ordinary Shares	86,829,715	6.89	6.89	6.82	6.82

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*

3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Makov.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *005030200*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *983*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *10*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,639,315*
Change in Quantity of Securities: *190,400*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Reference numbers of previous documents on the subject (the citing of same does not constitute inclusion by way of reference):

Previous name of reporting entity:

Date on which the format of the form was updated: 21/02/2006.

Name of party reporting electronically: Yoram Weissbrem, position: Secretary of the Company.

63 Yehuda Halevi Street Tel Aviv, 65781, Tel: 03-5673800, Fax: 03-5674576,
E-Mail: yoram.weissbrem@mailpoalim.co.il